As confidentially submitted to the Securities and Exchange Commission on February 13, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________________

Mkango Rare Earths Limited
(Exact Name of Registrant as Specified in Its Charter)

_________________________________

British Virgin Islands	1040	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mkango Rare Earths Limited
2 Sheriff Road,
London, NW6 2AP, United Kingdom
Tel: (+44) 207 3722 744
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

_________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Tel: (212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________________

Copies to:

Alan I. Annex, Esq. Adam S. Namoury, Esq. Greenberg Traurig, LLP One Vanderbilt Ave New York, NY 10017 Tel: (212) 801-6721	Barbara A. Jones, Esq. Kyle R. Jaep, Esq. Greenberg Traurig, LLP Suite 1900 1840 Century Park East Los Angeles, CA 90067 Tel: (310) 586-7700	Alice Hsu, Esq. Zac Padgett, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 Tel: (212) 506-5000

_________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY PROXY STATEMENT FOR THE MEETING OF CROWN PROPTECH ACQUISITION’S SHAREHOLDERS AND PROSPECTUS FOR COMMON SHARES AND WARRANTS OF MKANGO RARE EARTHS LIMITED

SUBJECT TO COMPLETION, DATED [__], 2026

The board of directors of Crown Proptech Acquisitions, a Cayman Islands exempted company (“CPTK,” “we” or “our”), has approved the Business Combination Agreement, dated as of July 2, 2025, as amended on February 13, 2026 (as further amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), by and among CPTK, Mkango Rare Earths Limited (formerly known as Lancaster Exploration Limited), a business company incorporated under the laws of the British Virgin Islands (the “Company”), and a direct, wholly owned subsidiary of Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (the “Company Requisite Shareholder”), Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of the Company (“Merger Sub”), and Mkango Polska s.p. z.o.o., a company organized under the laws of Poland and a direct, wholly owned subsidiary of Company Requisite Shareholder (“Mkango Polska”). The CPTK Board has also determined that it is advisable to consummate the business combination (the “Business Combination” and such consummation, the “Closing”) pursuant to the Business Combination Agreement and that the Business Combination is in the best interests of shareholders of CPTK.

The Business Combination Agreement, among other things and subject to the terms and conditions contained therein, provides that Merger Sub will be merged with and into CPTK, with CPTK being the surviving entity of the merger (the “Merger”) and becoming a wholly-owned subsidiary of the Company. Subject to the terms and conditions of the Business Combination Agreement, the value of the aggregate consideration to be paid to the Company Requisite Shareholder will be (a) $400,000,000, minus (b) the indebtedness of the Companies on a consolidated basis at Closing, plus (c) all cash and cash equivalents of the Companies on a consolidated basis at Closing, minus (d) the Company Transaction Expenses Cap Excess, if any (the “Equity Value”), which consideration will be paid entirely in common shares of the Company, of no par value (“Company Shares”), in an amount equal to $10.00 per share.

At the Effective Time, each Company Share that is issued and outstanding immediately prior to the Effective Time will be divided into such larger number of Company Shares of the same class of shares as results from multiplying the Company Share by the Exchange Ratio (as defined in this proxy statement/prospectus) in accordance with the terms of the Business Combination Agreement. The Exchange Ratio is the quotient of (a) the Equity Value divided by (b) the issued and outstanding Company Shares following the Corporate Reorganization (as defined in this proxy statement/prospectus) divided by (c) $10.00. Subject to the assumptions described herein, as of the date of this proxy statement/prospectus, we estimate that the Exchange Ratio will be approximately [    ]. For more information, please see the section entitled “The Business Combination” elsewhere in this proxy statement/prospectus.

Accordingly, this proxy statement/prospectus covers up to an estimated maximum number of Company Shares to be issued to the shareholders of each of the Company and CPTK at the Closing.

There may be actual or potential material conflicts of interest between or among (1) CIIG Management III LLC, a Delaware limited liability company (the “Sponsor”), Crown PropTech Sponsor, LLC, a Delaware limited liability company (the “Co-Sponsor” and together with the Sponsor, the “Sponsors”), CPTK’s officers and directors, certain funds and accounts managed by BlackRock, Inc. (the “Anchor Investor”) that acquired or purchased securities of CPTK in a private placement in connection with its initial public offering (the “IPO”), the Company’s officers and directors, and (2) unaffiliated security holders of CPTK. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, or in connection therewith, in determining the compensation of CPTK’s directors and officers, the Sponsors, or Michael Minnick as CPTK’s CEO and managing member of the Sponsor. Additionally, the Sponsor, CPTK’s officers and directors and/or their affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating CPTK. See the section of this proxy statement/prospectus entitled “Management of CPTK Prior to the Business Combination — Conflicts of Interest” for a further discussion of these considerations. Such conflicted interests may also include:

•        the beneficial ownership of the Sponsor, Co-Sponsor and certain members of the board of directors of CPTK (the “CPTK Board”) and advisors, and our Anchor Investor of an aggregate of (a) 6,900,000 shares of Class B Ordinary Shares of CPTK (“Class B Ordinary Shares”), which were acquired for an aggregate purchase price of approximately $25,000 prior to the IPO, which shares would likely be worthless if CPTK is unable to effectuate an initial business combination by the Business Combination Deadline (as defined in this proxy statement/prospectus), unless such date is extended in accordance with the Fifth Amended and Restated Memorandum and Articles of Association of CPTK (the “SPAC Charter”), and CPTK is therefore required to liquidate, as shares of Class B Ordinary Shares are not entitled to participate in any redemption or liquidation of the trust account that holds a portion of the proceeds of the IPO and the simultaneous sale of the Private Warrants (as defined in this proxy statement/prospectus) (the “Trust Account”), and (b) 5,013,333 Private Warrants, which were acquired by the Co-Sponsor and Anchor Investor for an aggregate purchase price of approximately $7.52 million simultaneously with the consummation of the IPO, and 250,667 of which were subsequently transferred to the Sponsor by the Co-Sponsor in connection with a Securities Assignment Agreement (as described further under “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which warrants would become worthless if CPTK does not complete an initial business combination by the Business Combination Deadline;

•        CPTK’s CEO Michael Minnick is a member of the Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the Class B Ordinary Shares held by the Sponsor; CPTK’s Chairman Richard Chera is a member of the Co-Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the Class B Ordinary Shares held by the Co-Sponsor; and certain of CPTK’s independent directors and Anchor Investor hold Class B Ordinary Shares;

•        the Sponsor has entered into non-redemption agreements requiring the transfer of 2,194,987 Class B Ordinary Shares, including 450,000 Class B Ordinary Shares that will be transferred to the Anchor Investor;

•        the continued indemnification of current directors and officers of CPTK and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that the Sponsor and CPTK’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•        Mr. Chera, CPTK’s former CEO and current chairman, is entitled to repayment of a $1,000,000 amended and restated promissory note, effective as February 10, 2026, payable on the earlier of December 31, 2026, the closing of a business combination or the winding up of CPTK;

•        the fact that at the Closing, the BCA Note Investor (as defined in this proxy statement/ prospectus and an entity affiliated with Mr. Chera) and the F-4 Note Investor (as defined in this proxy statement/ prospectus and an entity affiliated with Mr. Minnick), both affiliates of CPTK, have been issued convertible promissory notes by the Company which, subject to the receipt of approval from the TSX Venture Exchange, which has been obtained, entitle them to 12% interest, 9% payable in kind and 3% cash, on the aggregate principal amount of their respective notes, payable on the semiannual date and at the respective maturity date. To date, the BCA Note Investor has received from the Company $7,500 cash and $22,500 has been added to the principal amount of the BCA Note (as defined in this proxy statement/ prospectus) resulting in a BCA Note outstanding principal balance of $522,500. The BCA Note and the F-4 Note (as defined in this proxy statement/ prospectus) are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions. The Company Shares issued upon conversion of the BCA Note or F-4 Note will not be subject to any lock-up or other restrictions set forth in the Business Combination Agreement, with exceptions of limitations applicable by law;

•        the fact that at the Closing, the Company, the Sponsor, the Co-Sponsor, the BCA Note Investor and the F-4 Note Investor and certain of CPTK’s current and former directors and officers will enter into a Registration Rights and Lock-Up Agreement, which, among other things, will provide customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the Company Shares held by such parties following the consummation of the Business Combination;

•        the fact that the Sponsor has agreed to transfer 2,500 Class B Ordinary Shares per month for every month that elapses from February 2026 until the consummation of the Business Combination to an unaffiliated third party if the Business Combination closes in consideration for Mr. Chera’s extension of his amended and restated promissory note;

•        the fact that CPTK’s CEO and an affiliated entity of the CEO entered a Letter Agreement, dated June 2, 2025, with the BCA Note Investor (the “June 2025 Letter Agreement”). The June 2025 Letter Agreement includes a put option buyout by CPTK’s CEO and/or an affiliated entity of the CPTK CEO in the event if for any reason whatsoever the BCA Note Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by the Company. In addition, the Sponsor has agreed to transfer 250,000 Class B Ordinary Shares to the BCA Note Investor if the Business Combination closes;

•        the fact that the Sponsor, an affiliate of the Sponsor or CPTK’s officers and directors may, but are not obligated to, provide working capital loans to CPTK. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into private placement warrants to purchase shares of Class A Ordinary Shares at a price of $1.50 per warrant. If CPTK completes a business combination, CPTK will repay the working capital loans out of the proceeds of the Trust Account released to the Company. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, CPTK may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. As of December 31, 2025, approximately $766,897 of working capital loans payable to the Sponsor were outstanding;

•        the fact that the Sponsor and CPTK’s officers and directors will lose their entire investment in CPTK if an initial business combination is not completed prior to the Business Combination Deadline.

The following summarizes, on a pro forma basis, the Company Shares issued and outstanding immediately after the Business Combination, the Corporate Reorganization and each of the transactions contemplated by the Business Combination Agreement on an issued and outstanding basis, presented under the following redemption scenarios:

•        No Redemption Scenario:    which is the scenario that assumes no CPTK public shareholders exercise their redemption rights.

•        Maximum Redemptions Scenario:    which is the scenario that illustrates the largest number of redemptions by CPTK public shareholders that can occur while still satisfying the Minimum Cash Condition. This scenario assumes that redemptions result in a Trust Account balance of $618,800.

Voting Interests in Company	No Redemptions(1)		Maximum Redemptions(2)
	Shares	%	Shares	%
CPTK Public Shareholders	491,806	1.0%	52,500	0.1%
Sponsors and Anchor Investor	6,650,000	14.0%	6,650,000	14.1%
Convertible Notes Shares(3)	404,500	0.9%	404,500	0.9%
PIPE Investment(4)	2,300,000	4.8%	2,300,000	4.9%
Company Requisite Shareholder(5)	37,593,449	79.2%	37,593,449	80.0%
Total	47,439,755	100.0%	47,000,449	100.0%

Potential sources of dilution:
Public Warrants	9,200,000	14.9%	9,200,000	15.0%
Private Warrants(6)	5,013,333	8.1%	5,013,333	8.2%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that the Maximum Redemption of Public Shareholders, holding 439,306 Class A Ordinary Shares, will exercise their redemption rights for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025. Also assumes Sponsor shares reduced by 693,402 earnout shares.

(3)      Includes 154,500 shares of Company Shares underlying $750,000 of Notes and 250,000 shares to be transferred to Notes investors pursuant to June 2025 Side Letter, shares to be transferred by Sponsor.

(4)      Assumes anticipated shares to be issued for a $23.0 million PIPE Investment (as defined in the proxy statement/prospectus). For pro forma purposes the shares to be issued were determined using $10.00 per share.

(5)      Assumes (i) there is $22,541,902 of indebtedness and $21,390 of cash at the Company and its direct and indirect subsidiaries as of immediately prior to the Effective Time (subject to certain exceptions).

(6)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

See the sections of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal” and “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

After careful consideration, the CPTK Board has unanimously approved the Business Combination Agreement and the other proposals described in this proxy statement/prospectus. The CPTK Board has also determined that it is advisable to consummate the Business Combination and that the Business Combination is in the best interests of shareholders of CPTK. The CPTK Board recommends that you vote “FOR” each proposal described in this proxy statement/prospectus.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting in lieu of an annual meeting of shareholders of CPTK scheduled to be held on [          ], 2026 (the “Extraordinary General Meeting”).

In connection with the Transactions, the Company will apply to have Company Shares and Company Warrants listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “MKAR” and “MKARW,” respectively. It is a condition to the Closing that the Company Shares to be issued (or reserved for issuance) in the Transactions have been listed on Nasdaq and shall be eligible for continued listing immediately following the Closing, but there can be no assurance that such listing condition will be met.

CPTK is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus provides you with detailed information about the Transactions and other matters to be considered at the Extraordinary General Meeting. It also contains or references information about CPTK and the Company. We encourage you to carefully read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. In particular, when you consider the recommendation regarding these proposals by the CPTK Board, you should keep in mind that the Sponsor and CPTK’s directors and officers have interests in the business combination that are different from or in addition to, or may conflict with, your interests as a shareholder, as described above. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 30 of this proxy statement/prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS, ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [          ], 2026 and is first being mailed to CPTK shareholders on or about [          ], 2026.

CROWN PROPTECH ACQUISITIONS
40 West 57th Street, 29th Floor
New York, NY 10019

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [    ], 2026

Dear Shareholders of Crown PropTech Acquisitions:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “Extraordinary General Meeting”) of shareholders of Crown PropTech Acquisitions, an exempted company incorporated in the Cayman Islands (the “SPAC,” “CPTK,” “Crown,” “we,” “us” or “our”), will be held on [    ], 2026, at [    ], Eastern Time, at CPTK’s offices, located at 40 West 57th Street, 29th Floor, New York, New York 10019, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. The Extraordinary General Meeting will be held to consider and vote upon the following proposals:

1.      Proposal 1 — The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and adopt the Business Combination Agreement, the Business Combination, the Corporate Reorganization, and the transactions contemplated by the Business Combination Agreement and the Transaction Documents to which CPTK is or will be a party. Upon the Closing, CPTK will become a direct wholly-owned subsidiary of Mkango Rare Earths Limited (the “Company”), and the Company will become a publicly-traded company. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Merger Proposal, the entry by Crown PropTech Acquisitions (“CPTK”), into the Business Combination Agreement, dated as of July 2, 2025, by and among CPTK, Mkango Rare Earths Limited (“Mkango”), Mkango (Cayman) Limited (“Merger Sub”), Mkango Polska s.p. Z.o.o. (“Mkango Polska”) and certain other parties thereto, attached to the proxy statement/prospectus accompanying the notice of meeting as Annex A (as amended on February 13, 2026, and as it may be further amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination (as such term is defined in the proxy statement/prospectus) described in the proxy statement/prospectus, and the performance by CPTK of its obligations thereunder and the consummation of the Business Combination, be approved, ratified and confirmed in all respects.”

2.      Proposal 2 — Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the Merger and the Plan of Merger, pursuant to which Merger Sub will merge with and into CPTK, as a result of which the separate corporate existence of Merger Sub will cease and CPTK will continue as the surviving company. A copy of the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex B.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal:

(a)    Crown PropTech Acquisitions (“CPTK”) be authorized to merge with Mkango (Cayman) Limited (“Merger Sub”) so that CPTK will be the surviving company (the “Surviving Company”) and all the rights, undertaking, property, business, goodwill, benefits, immunities, privileges and liabilities of Merger Sub vest in the Surviving Company by virtue of such merger pursuant to the Companies Act of the Cayman Islands (As Revised) and the Plan of Merger (the “Merger”);

(b)    the Plan of Merger in connection with the Merger, by and among CPTK, Mkango Rare Earths Limited (“the Company”) and Merger Sub, substantially in the form attached to the proxy statement/prospectus as Annex B (including the annexures thereto, as it may be further amended and/or restated from time to time, the “Plan of Merger”), subject to such amendments as may be approved by CPTK or Merger Sub, be and is hereby authorized, approved and confirmed in all respects;

(c)     CPTK be and is hereby authorized to enter into the Plan of Merger, and any and all transactions provided for in the Plan of Merger; and

(d)    all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any director or officer of CPTK in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”

3.      Proposal 3 — Non-Binding Governance Proposals — to consider and vote upon, as an ordinary resolution, two separate proposals to approve, on an advisory and non-binding basis only, the following material differences between the SPAC Charter and the Company Organizational Documents, in the form attached hereto as Annex C and as will be in effect as of the Closing:

(A)    Number of Authorized Shares (Proposal No. 3A) — A proposal to provide that the proposed Company Organizational Documents increase the total number of authorized shares of all classes of shares to one class of shares consisting of an unlimited number of Company Shares, of no par value.

(B)    Removal and Appointment of Directors (Proposal No. 3B) — A proposal to provide that (1) the Company may by resolution of members (defined as a resolution of a general meeting, at which a quorum is present, passed by a simple majority of the votes cast by, or on behalf of, the members entitled to vote thereon in person or by proxy) appoint any person to be a director of the Company or may by resolution of members remove any director of the Company and (2) the directors of the Company may appoint any person to be a director of the Company to fill a vacancy.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, subject to the approval of the Business Combination Proposal and the Merger Proposal, on a non-binding advisory basis, that the Authorized Shares Proposal (as such term is defined in CPTK’s proxy statement/prospectus dated [        ], 2026) be and are hereby approved and adopted.”

“RESOLVED, as an ordinary resolution, subject to the approval of the Business Combination Proposal and the Merger Proposal, on a non-binding advisory basis, that the Director Appointment and Removal Proposal (as such term is defined in CPTK’s proxy statement/prospectus dated [        ], 2026) be and are hereby approved and adopted.”

4.      Proposal 4 — The Equity Incentive Plan Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve the Equity Incentive Plan of the Company and the material terms thereunder, a copy of which is attached to this proxy statement/prospectus as Annex D, which will be in effect immediately prior to the Closing.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution on an advisory and non-binding basis only, that subject to the approval of the Business Combination Proposal and the Merger Proposal, the Equity Incentive Plan of the Company, and the material terms thereunder, in the form attached to the proxy statement/prospectus of the meeting as Annex D, be adopted and approved.”

5.      Proposal 5 — The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Extraordinary General Meeting, to approve one or more proposals presented to SPAC Shareholders for vote or if the SPAC Shareholders redeem an amount of Class A Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to the Company and the Company’s obligation to consummate the Business Combination would not be satisfied.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution that the Adjournment Proposal (as such term is defined in CPTK’s proxy statement/prospectus dated [        ], 2026) be approved in all respects.”

Each of these proposals are more fully described in the accompanying proxy statement. We urge you to read carefully the accompanying proxy statement in its entirety.

We will not consummate the Business Combination if the number of redemptions of our public shares causes us to have less than $5,000,001 of net tangible assets following approval of the Business Combination.

Approval of the Business Combination Proposal will require an ordinary resolution pursuant to the SPAC Charter, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the SPAC Charter, being the affirmative vote of shareholders holding at least two-thirds of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the holders of SPAC Ordinary Shares.

Approval of each of the Non-Binding Governance Proposals will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting at which a quorum is present. The Non-Binding Governance Proposals are conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Non-Binding Governance Proposals will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Equity Incentive Plan Proposal will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Equity Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if it is approved by holders of SPAC Ordinary Shares.

The Adjournment Proposal, if presented, will require an ordinary resolution, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting at which a quorum is present. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

In connection with the Business Combination Proposal, Public Shareholders may elect to redeem their shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Class A Ordinary Shares, regardless of how such Public Shareholders vote on the Business Combination Proposal or if they vote at all. In addition, Public Shareholders will be entitled to have their shares redeemed for cash if CPTK has not completed an initial business combination by March 11, 2026 and CPTK does not obtain an additional extension.

Pursuant to the SPAC Charter, a Public Shareholder may request that CPTK redeem all or a portion of such Public Shareholder’s Public Shares for cash upon the consummation of the Business Combination. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(1)    (a) hold Public Shares or (b) hold Public Shares as part of SPAC Units and elect to separate such units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(2)    prior to 5:00 p.m., Eastern Time, on [    ], 2026 (two (2) Business Days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company, CPTK’s transfer agent, that CPTK redeem your Public Shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through The Depository Trust Company. In order to validly redeem your Public Shares, you must identify yourself as a beneficial holder and provide your legal name, phone number and address in your written demand to Continental. If you hold the shares in street name, you will need to instruct the account executive at your bank or broker to withdraw the shares from your account and to identify you as the beneficial holder in order to exercise your redemption rights.

Holders of SPAC Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and Public Warrants, or if a holder holds units registered in its, his or her own name, the holder must contact the transfer agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares, will be restricted from redeeming his, her or its Public Shares with respect to more than an aggregate of 15% of the Public Shares without CPTK’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without CPTK’s prior consent.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the CPTK Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

If the Business Combination Proposal is not approved and we do not consummate an initial business combination by March 11, 2026 (or by the applicable deadlines as may be extended), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) Business Days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to CPTK (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining Public Shareholders and the CPTK Board, liquidate and dissolve, subject in each case to our obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law.

The Sponsors and CPTK’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account with respect to any Class B Ordinary Shares held by it or them, as applicable, if CPTK fails to complete an initial business combination by March 11, 2026, or by the applicable deadline as may be extended, although they will be entitled to liquidating distributions from the Trust Account with respect to any Class A Ordinary Shares they hold if CPTK fails to complete its initial business combination by such date. There will be no redemption rights or liquidating distributions with respect to the SPAC Warrants, which will expire worthless if we fail to complete an initial business combination by March 11, 2026 or by the applicable deadline as may be extended.

If CPTK liquidates, Co-Sponsor has agreed that they will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The per-share liquidation price for the Public Shares is anticipated to be approximately $11.79 (based on the amount held in the Trust Account as of December 31, 2025). Nevertheless, CPTK cannot assure you that the per share distribution from the Trust Account, if CPTK liquidates, will not be less than $11.79 due to unforeseen claims of potential creditors.

Only shareholders of record of CPTK as of the close of business on [    ], 2026, are entitled to notice of, and to vote at, the Extraordinary General Meeting or any adjournment or postponement thereof. Each SPAC Ordinary Share entitles the holder thereof to one vote. On the record date, there were 7,391,806 SPAC Ordinary Shares issued and outstanding, including 491,806 Class A Ordinary Shares and 6,900,000 Class B Ordinary Shares. SPAC Warrants do not have voting rights in connection with the proposals.

Your vote is important. Proxy voting permits shareholders unable to attend the Extraordinary General Meeting in person to vote their shares through a proxy. By appointing a proxy, your shares will be represented and voted in accordance with your instructions. You can vote your shares by completing and returning your proxy card or by completing the voting instruction form provided to you by your broker. Proxy cards that are signed and returned but do not include voting instructions will be voted by the proxy as recommended by the CPTK Board. You can change your voting instructions or revoke your proxy at any time prior to the Extraordinary General Meeting by following the instructions included in this proxy statement and on the proxy card.

It is strongly recommended that you complete and return your proxy card before the Extraordinary General Meeting date to ensure that your shares will be represented at the Extraordinary General Meeting. You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares. If you have any questions or need assistance voting your shares, please contact Sodali & Co., our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CPTK.info@investor.sodali.com.

By Order of the Board,

Richard Chera
Chairman of the Board of Directors

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON [          ], 2026.

This Notice of Extraordinary General Meeting and Proxy Statement are available at proxyvote.com.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

Please refer to “Frequently Used Terms” and “Technical Mining information and Special Terms” for defined terms used throughout this proxy statement/prospectus.

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by Mkango Rare Earths Limited, a British Virgin Islands business company (the “Company”), and Crown PropTech Acquisitions, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“CPTK”), constitutes a prospectus of the Company and CPTK under Section 5 of the Securities Act, with respect to the Company Shares and Company Warrants to be issued to the holders of the Public Shares and Public Warrants, respectively, if the Business Combination described herein is consummated. With respect to CPTK and the holders of Public Shares, this proxy statement/prospectus also serves as and constitutes a notice of Extraordinary General Meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the Extraordinary General Meeting to be held on [        ], 2026, where CPTK Shareholders will vote on, among other things, the Proposals.

This proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which, or to any person to whom, it would be unlawful to make such offer.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus. Neither CPTK nor the Company takes any responsibility for, and can provide no assurances as to the reliability of, any other information or representation others may give you. Neither the delivery of this proxy statement/prospectus nor any distribution of securities under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of CPTK or the Company since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning CPTK, free of charge, by written request to ATTN: Michael Minnick, Crown PropTech Acquisitions, 40 West 57th Street, 29th Floor, New York, NY 10019.

In order for CPTK’s shareholders to receive timely delivery of the documents in advance of the Extraordinary General Meeting, you must request the information no later than [        ], 2026 or five (5) Business Days prior to the date of the Extraordinary General Meeting. You may also obtain additional information about CPTK from documents ﬁled with the SEC by following the instruction in the section entitled “Where You Can Find More Information.”

Financial Statement Presentation

References to “U.S. dollars,” “$,” and “US$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this proxy statement/prospectus have been rounded to a single decimal place for the convenience of readers.

The historical financial statements of the Company are prepared in accordance with IFRS, as issued by the IASB. The Company’s fiscal year ends on December 31 of each year, as does its reporting year. See Note 3 to the Company’s audited financial statements as of and for the years ended December 31, 2024, and 2023, and Note 3 to the Company’s unaudited financial statements as of and for the six months ended June 30, 2025, included elsewhere in this proxy statement/prospectus, for a discussion of the basis of presentation of the Company’s financial statements.

The historical financial statements of CPTK are prepared in accordance with GAAP. CPTK’s fiscal year ends on December 31 of each year, as does its reporting year. See Note 2 to CPTK’s audited financial statements as of and for the years ended December 31, 2024, and 2023, and Note 2 to CPTK’s unaudited financial statements as of and for the six months ended June 30, 2025 and as of and for the nine months ended September 30, 2025, included elsewhere in this proxy statement/prospectus, for a discussion of the basis of presentation of CPTK’s financial statements.

Trademarks, Tradenames, and Service Marks

This proxy statement/prospectus includes trademarks, tradenames, service marks and other intellectual properties, certain of which belong to CPTK or the Company (or one of its subsidiaries) and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this proxy statement/prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that CPTK or the Company will not assert their rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. Neither CPTK nor the Company intend that their use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of CPTK or the Company by, these other parties.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains estimates, projections, and other information concerning the Company’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by the Company’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Unless otherwise expressly stated, the Company obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, the Company does not expressly refer to the sources from which this data is derived. In that regard, when the Company refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that the Company paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

TECHNICAL MINING INFORMATION AND SPECIAL TERMS

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

On October 31, 2018, the SEC adopted Subpart 1300 (17 CFR 229.1300) of Regulation S-K (“Regulation S-K 1300”), along with the amendments to related rules and guidance, in order to modernize the property disclosure requirements for mining registrants under the Securities Act and the Exchange Act. Registrants engaged in mining operations must comply with Regulation S-K 1300 for fiscal years beginning on or after January 1, 2022. Mineral resource and mineral reserve estimates were prepared by the Company based on available data at the time of calculation and are inherently uncertain, involve subjective judgment about many relevant factors and may be materially affected by, among other things, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties, contingencies and factors. Until mineral deposits are actually mined and processed, mineral resources and mineral reserves must be considered as estimates only.

The Company has inferred, indicated, and measured mineral resources, and certain of the indicated and measured mineral resources are classified as probable and proven mineral reserves. An inferred mineral resource has a lower level of confidence than that of an indicated or measured mineral resource and may not be converted to a mineral reserve. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Specifically, inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Regulation S-K 1300, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Such upgrade would require a significant amount of exploration. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources not already classified as mineral reserves will ever be upgraded to mineral reserves.

Special Mining Terms

“Assay” means chemical test performed on a sample of Ore or minerals to determine the amount of elements contained.

“Cut-off grade” means the grade (i.e., the concentration of a mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

“Definitive Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

“Deposit” means an informal term for an accumulation of mineralization or other valuable earth material of any origin.

“Development” means the process of accessing an Orebody.

“Dilution” means unmineralized rock that is, by necessity, removed along with Ore during the mining process that effectively lowers the overall grade of the Ore.

“Economically viable” means, when used in the context of Mineral Reserve determination, that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

“Exploration” means activities associated with ascertaining the existence, location, extent, or quality of mineralized material, including economic and technical evaluation of mineralized material.

“Feedstock” means material used as an input for an industrial process, including the process of refining for metals and minerals.

“Flotation” means concentrating Rare Earth hosting minerals into a smaller mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

“Geological” means relating to the study of rocks which compose the earth.

“Grade” means the quantity of Ore contained within a unit weight of mineralized material.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, Sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and Sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of an Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

“Life-of-operations” means number of years for which an operation is planning to mine and treat Ore and is taken from the current mine plan.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, Sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated or an Inferred Mineral Resource. It may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve.

“Milling/mill” means the comminution of the Ore.

“Mineral” means a naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

“Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the Ore is delivered to the processing plant, must be stated. It is important that in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

“Mineral Resource” means a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including Sampling.

“Mineralization” means the presence of a target mineral in a mass of host rock.

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“Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

“Mt” or “tonne” means metric tonne, a metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

“Ore” means a mixture of mineralized material from which at least one of the contained minerals can be mined and processed at an economic profit.

“Orebody” means a well-defined mass of mineralized material of sufficient mineral content to make extractions economically viable.

“Prefeasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Prefeasibility Study is at a lower confidence level than a Definitive Feasibility Study.

“Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“QP” or “Qualified Person” means, in respect of the Company’s material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. Regulation S-K 1300 details further recognized professional organizations and also relevant experience.

“Regulation S-K 1300” means the Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC’s mining property disclosure requirements for mining registrants.

“Run-of mine” or “ROM” means the unprocessed mined material which consists of the rock, minerals, middlings, contamination, and impurities.

“Sampling” means taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content).

“Strike” means the direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

“Tailings” means finely ground rock of low residual value from which valuable minerals have been extracted.

“Tonnage” means quantities where the ton or tonne is an appropriate unit of measure.

“Waste” means material that contains insufficient mineralization for consideration for future treatment and, as such, is discarded.

“Yield” means the actual grade of Ore realized after the mining and treatment process.

Frequently used Terms

In this document:

“Action” means any charge, claim, action, complaint, petition, prosecution, audit, investigation, appeal, suit, litigation, injunction, writ, order, arbitration, mediation, or other similar proceeding initiated or conducted by a mediator, arbitrator, or Governmental Authority, whether administrative, civil, regulatory, or criminal, and whether at law or in equity, or otherwise under any applicable Laws.

“Adjournment Proposal” means the proposal by ordinary resolution to, if necessary or appropriate, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Extraordinary General Meeting to approve one or more of the proposals presented to SPAC Shareholders for vote at the Extraordinary General Meeting or if the SPAC Shareholders redeem an amount of Class A Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to the Company and the Company’s obligation to consummate the Business Combination would not be satisfied.

“AIM” means the Alternative Investment Market of the London Stock Exchange.

“Amendment No. 1 to the BCA” means the amendment, dated as of February 13, 2026, to the Original Business Combination Agreement, by and among CPTK, the Company, Merger Sub and Mkango Polska.

“Anchor Investor” means certain funds and accounts managed by BlackRock, Inc. that acquired or purchased securities of CPTK in a private placement in connection with the IPO.

“Available Gross SPAC Cash” means, without duplication, an amount equal to the sum of (a) the gross amount of cash available in the Trust Account following the Extraordinary General Meeting, plus (b) the aggregate net amount of equity financing (including backstops, recycling facilities, forward purchase agreements), royalty financing or other credit products that have or will be funded as of the Business Day immediately prior to the Closing Date pursuant to Permitted Financing Agreements.

“Available Net SPAC Cash” means Available Gross SPAC Cash, less (a) the amount required to satisfy the aggregate amount payable with respect to all Public Shares in respect of which the eligible holder thereof has validly exercised his, her or its Redemption Right, less (b) $10,000,000.

“BCA Note” means the $500,000 convertible promissory note issued on July 3, 2025 by the Company to the BCA Note Investor pursuant to the June 2025 NPA.

“BCA Note Investor” means First Mile Pref Fund II LLC, an affiliate of the Co-Sponsor, in its capacity as an investor in the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Original Business Combination Agreement as amended by Amendment No. 1 to the BCA.

“Business Combination Deadline” means the date by which CPTK must complete a business combination, i.e., March 11, 2026, such later date if the shareholders of CPTK approve an extension of such date, or such earlier date as determined by the CPTK Board.

“Business Combination Proposal” means the proposal by ordinary resolution to approve and adopt the Business Combination Agreement, the Business Combination, the Corporate Reorganization, and the transactions contemplated by the Business Combination Agreement and the Transaction Documents to which CPTK is or will be a party.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, the British Virgin Islands and Vancouver, British Columbia, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“BVIBC Act” means the BVI Business Companies Act (Revised Edition 2020) (As Amended).

“Cayman Islands Companies Act” means the Companies Act of the Cayman Islands (As Revised).

“Change of Control” means (a) a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of more than fifty percent (50%) of the value of the assets of the Company and its subsidiaries, taken as a whole; (b) a merger, consolidation or other business combination of the Company resulting in any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect at any particular point in time) acquiring more than fifty percent (50%) of the voting power of, or economic rights (or rights convertible or exchangeable into securities) or interests in, the Company or the surviving person outstanding immediately after such combination; or (c) any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect at any particular point in time) (i) obtaining direct or indirect beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect at any particular point in time) of securities (or rights convertible or exchangeable into securities) representing more than fifty percent (50%) of the voting power of, or economic rights or interests in, the Company or (ii) otherwise acquiring, directly or indirectly, the power to direct or cause the direction of the management or policies of the Company, whether through the ability to exercise voting power, by contract or otherwise.

“Class A Ordinary Shares” or “Public Shares” means Class A ordinary shares of CPTK, par value $0.0001 per share, as further described in the SPAC Charter.

“Class B Ordinary Shares” means Class B ordinary shares of CPTK, par value $0.0001 per share, as further described in the SPAC Charter.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date upon which the Closing is to occur.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” means, collectively, the Company, Mkango Malawi, Merger Sub, and Mkango Polska.

“Company” or “the Company” means Mkango Rare Earths Limited (formerly Lancaster Exploration Limited), a British Virgin Islands business company, and its consolidated subsidiaries after giving effect to the Business Combination.

“Company Acquisition Proposal” means, other than (A) pursuant to the Transactions or (B) in connection with any business conducted or proposed to be conducted (as reasonably apparent based on the public filings of the Company Requisite Shareholder as of the date hereof) by Maginito Limited, a company organized under the laws of the British Virgin Islands, or any of its subsidiaries, any direct or indirect acquisition (whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, redemption, cancellation, purchase or issuance of equity securities, tender offer, purchase or sale of assets, conveyance, transfer, assignment, assumption, delegation, secondment, or otherwise) by any third party (i.e., a Person that is not a Group Company), in one transaction or a series of transactions, of (a)(i) any material asset or all or a material portion of the revenues or businesses of the Companies or their subsidiaries, taken as a whole, or (ii) any of the Mineral Rights or the Projects, or (b) any equity securities of any of the Companies or any of their subsidiaries; provided, that no Permitted Financing shall be deemed to constitute a Company Acquisition Proposal.

“Company Board” means the board of directors of the Company.

“Company Charter” means the amended and restated memorandum and articles of association of the Company.

“Company Material Adverse Effect” means any event (other than the Events excluded pursuant to the Business Combination Agreement) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets and liabilities, results of operations, cash flows, or financial condition of the Companies and their subsidiaries, taken as a whole or (ii) would prevent any of the Companies from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or IFRS or any interpretation thereof following the date of the Business Combination Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking, as respectively applicable, of any action (1) expressly required to be taken or refrained from being taken, as respectively applicable, under the Business Combination Agreement or the Transaction Documents so as not to constitute a breach of the Business Combination Agreement or any Transaction Document, (2) which SPAC has requested in writing, or (3) to which SPAC has consented in writing, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic, acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of the Companies and any of their subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the Companies or any of their subsidiaries operate, or (h) the announcement or consummation of the Business Combination Agreement or the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Company’s and its subsidiaries’ relationships, contractual or otherwise, with any Governmental Authority, third parties or other person; provided, however, that in the case of each of clauses (b), (d), (e), and (g), any such Event to the extent it disproportionately affects any Company or any of its subsidiaries relative to other similarly situated participants in the industries and geographies in which such persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Organizational Documents” means the proposed amended and restated memorandum and articles of association of the Company to be adopted by the Company prior to the Effective Time, as further amended, modified, or supplemented from time to time.

“Company Requisite Shareholder” means Mkango Resources Ltd., a company governed by the laws of British Columbia, Canada.

“Company Shareholders” means the holders of Company Shares.

“Company Shares” mean common shares of the Company, of no par value.

“Company Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by or on behalf of the Group Companies or any of their Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) the Nasdaq filing fees, (c) the fees associated with filing this proxy statement/prospectus with the SEC, (d) all filing fees under the HSR Act and all other applicable Antitrust Laws in connection with the Transactions, and (e) any premiums (including insurance premium tax, if any), fees, disbursements or expenses incurred in connection with the Company’s D&O Tail, in each case (x) incurred in connection with the Transactions, including, in each case, any VAT thereon, and (y) in accordance with the Business Combination Agreement.

“Company Transaction Expenses Cap Excess” means the dollar amount by which the Company Transaction Expenses, as at the Closing, exceed $5,000,000.

“Company Warrants” means the warrants into which the SPAC Warrants shall convert at the Closing, representing a right to acquire a number of Company Shares equal to the number of SPAC Ordinary Shares for which such SPAC Warrant may be exercised, each warrant on substantially the same terms as the SPAC Warrant that converted.

“Completion Window” means the period of time starting upon the consummation of the IPO and ending on the Business Combination Deadline.

“Continental” means Continental Stock Transfer & Trust Company, a limited purpose trust company, as CPTK’s transfer agent and warrant agent.

“Conversion Shares” means the Company Shares issuable pursuant to an effective registration statement as a result of the conversion of the BCA Note and the F-4 Note.

“Corporate Reorganization” means a reorganization by the Group Companies, as a part of an integrated transfer with the Business Combination, to be completed immediately prior to the Effective Time, in accordance with the Business Combination Agreement, resulting in the Company beneficially owning Mkango Polska in addition to Mkango Malawi.

“Co-Sponsor” means Crown PropTech Sponsor, LLC, a Delaware limited liability company.

“COVID-19” means the novel coronavirus known as SARS-CoV-2 or COVID-19, and any evolutions, mutations thereof or related or associated epidemics, pandemic, or disease outbreaks.

“CPTK Board” means the board of directors of CPTK.

“D&O Tail” means directors’ and officers’ liability insurance “tail” policy extension a company’s current directors’ and officers’ liability insurance policy obtained by any of the Company, CPTK, or the Company.

“Effective Time” means the date of registration of the Plan of Merger by the Cayman Islands Registrar of Companies, or such later time as permitted by the Cayman Islands Companies Act, as may be agreed by the Companies and CPTK and specified in the Plan of Merger.

“Equity Incentive Plan” means the equity incentive plan of the Company and the material terms thereunder, a copy of which is attached to this proxy statement/prospectus as Annex D.

“Equity Incentive Plan Proposal” means the proposal by ordinary resolution to approve, on an advisory and non-binding basis only, the adoption of the Equity Incentive Plan.

“Equity Value” means (a) $400,000,000, minus (b) the indebtedness of the Companies on a consolidated basis at Closing, plus (c) all cash and cash equivalents of the Companies on a consolidated basis at Closing, minus (d) the Company Transaction Expenses Cap Excess, if any.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient of (a) the Equity Value divided by (b) the issued and outstanding Company Shares following the Corporate Reorganization divided by (c) $10.00.

“Extraordinary General Meeting” means the shareholder meeting of CPTK with respect to the Proposals.

“F-4 Note Investor” means the Sponsor, in its capacity as an investor in the Company.

“F-4 Note” means the $250,000 convertible promissory note issued on February 13, 2026 by the Company to the F-4 Note Investor pursuant to the June 2025 NPA.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” means the government of any nation, province, state, city, locality, or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory (including as to mining, land, environmental, licensing, permit, lease, employment, and corporate rescue matters), taxing, or administrative functions of, or pertaining to, any government, regulation, or compliance, or any arbitrator, mediator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority, and any company, businesses, enterprise, or other entities owned or controlled by the above Governmental Authorities.

“Group Companies” means the Company Requisite Shareholder, the Company, Mkango Malawi, Merger Sub, and Mkango Polska, and “Group Company” means any of them.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by IASB, as adopted by the British Virgin Islands, as in effect from time to time.

x

“Initial Shareholders” means holders of the 6,900,000 Class B Ordinary Shares, which include (i) the Sponsor, with such limited liability company member interests being beneficially owned by Michael Minnick, as the managing member of the Sponsor, (ii) the Co-Sponsor, with such limited liability company member interests being beneficially owned by Richard Chera, the Chairman of the Board of the SPAC, (iii) the Anchor Investor, and (iv) CPTK’s current directors and certain former directors and advisors.

“Intellectual Property” means all intellectual property, industrial property, and proprietary rights in any and all jurisdictions worldwide, including rights in: (a) patents, (b) trademarks, (c) copyrights and copyrightable works, (d) trade secrets, (e) software, (f) “moral” rights, rights of publicity or privacy, data base or data collection rights and other similar intellectual property rights, (g) registrations, applications, and renewals for any of the foregoing in (a) – (f), and (h) all rights in the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means CPTK’s initial public offering of SPAC Units, consummated on February 11, 2021.

“June 2025 Letter Agreement” means the Letter Agreement, dated June 2, 2025, between Sponsor, Michael Minnick, his affiliate MLM Investment Holdings LLC, and the BCA Note Investor.

“June 2025 NPA” means the Note Purchase Agreement, dated June 2, 2025, among the Company, the BCA Note Investor and the F-4 Note Investor relating to the issuances of the BCA Note and the F-4 Note.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation or governmental order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Merger” means the merging of Merger Sub with and into CPTK in accordance with the applicable provisions of the Cayman Islands Companies Act, with CPTK being the surviving company and becoming a wholly-owned subsidiary of the Company and Merger Sub ceasing to exist.

“Merger Proposal” means the proposal by special resolution to approve and authorize the Merger and the Plan of Merger by and among CPTK and Merger Sub, substantially in the form attached hereto as Annex B.

“Merger Sub” means Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct, wholly-owned subsidiary of the Company.

“Mkango Malawi” means Mkango Rare Earths Malawi Limited, a company incorporated under the laws of Malawi and a direct wholly-owned subsidiary of the Company.

“Mkango Polska” means Mkango Polska sp. z o.o., a company incorporated under the laws of Poland and, prior to the Corporate Reorganization, a direct wholly-owned subsidiary of Company Requisite Shareholder and, following the Corporate Reorganization, a direct wholly-owned subsidiary of the Company.

“Minimum Cash Condition” means the Available Net SPAC Cash equaling no less than $5,000,000.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Non-Binding Governance Proposals” means two separate proposals by ordinary resolution to approve, on an advisory and non-binding basis only, certain material differences between CPTK’s existing organizational documents and the Company Organizational Documents.

“Notes” means collectively the BCA Note and the F-4 Note.

“Original Business Combination Agreement” means the business combination agreement, dated as of July 2, 2025, by and among CPTK, the Company, Merger Sub, Mkango Polska, and certain other parties thereto.

“OTC Markets” means OTC Markets Group.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Financing,” “PIPE,” or “PIPE Investment” means one or more financings entered prior to or in connection with the Closing by the Company, CPTK and/or any of the Group Companies, on the one hand, and certain investors, on the other hand, in each case pursuant to Permitted Financing Agreements.

“Permitted Financing Agreements” means one or more financing agreements which may be entered into among the Company, CPTK, and/or any of the Group Companies, on the one hand, and certain investors, on the other hand, prior to or in connection with the Closing, in which such investors would provide equity financing (which may include backstops and forward purchase agreements), royalty financing, or other credit products in a separate private placement transaction.

“Plan of Merger” means the plan of merger attached hereto as Annex B.

“Private Warrants” means, collectively, the 5,013,333 SPAC Warrants originally issued to the Co-Sponsor and the Anchor Investor at a price of $1.50 per warrant in a private placement that closed simultaneously with the closing of the IPO.

“Proposals” means the Business Combination Proposal, the Merger Proposal, the Non-Binding Governance Proposals, the Equity Incentive Plan Proposal, the Adjournment Proposal, if presented, the adoption and approval of each other proposal required by the SEC or Nasdaq necessary for Closing, and any other proposals that the parties to the Business Combination Agreement agree are necessary or desirable to consummate the Transactions.

“Public Shareholders” means the holders of Public Shares that were originally issued as part of the SPAC Units sold in the IPO.

“Redemption Rights” means the redemption rights provided for in the SPAC Charter.

“Registration Rights and Lock-up Agreement” means that certain registration rights and lock-up agreement to be entered into by and among the Company, the Initial Shareholders, the BCA Note Investor, the F-4 Note Investor, and the Company Shareholders at Closing, substantially in the form attached hereto as Annex E.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Support Agreement” means each of the shareholder support agreement, entered concurrently with the execution and delivery of the Business Combination Agreement, by and among the Company, CPTK, and the Company Requisite Shareholder, as may be amended, modified, or supplemented from time to time.

“SPAC” or “CPTK” means Crown PropTech Acquisitions, an exempted company limited by shares and incorporated under the laws of the Cayman Islands.

“SPAC Acquisition Proposal” means (a) any, direct or indirect, acquisition, merger, domestication, reorganization, amalgamation, share exchange, asset acquisition, share purchase, or similar business combination involving CPTK, with one or more businesses or entities, or similar transaction, in one transaction or a series of transactions, involving CPTK or involving all or a material portion of the assets, equity securities, or businesses of CPTK (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer, or otherwise).

“SPAC Charter” means the Fifth Amended and Restated Memorandum and Articles of Association of CPTK, adopted by special resolution dated May 9, 2025, as amended and in effect as of the date hereof.

“SPAC Class B Conversion” means the automatic conversion of each SPAC Class B Ordinary Share into one Public Share at the Effective Time, in accordance with the terms of the SPAC Charter.

“SPAC Disclosure Letter” means the disclosure letter delivered by CPTK in connection with the Business Combination Agreement.

“SPAC Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations, or financial condition of CPTK or (ii) would prevent CPTK from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or U.S. GAAP or any interpretation thereof following the date of the Business Combination Agreement; (b) any change in interest rates or economic, political, business, or financial market conditions generally; (c) the taking or refraining from taking, as respectively applicable, of any action (1) expressly required to be taken or refrained from being taken, as respectively applicable, under the Business Combination Agreement or the Transaction Documents so as not to constitute a breach of the Business Combination Agreement or any Transaction Document, (2) which the Companies have requested in writing, or (3) to which the Company has consented in writing; (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, or similar occurrences), epidemic or pandemic, acts of nature, or change in climate; (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national, or international political conditions, riots, or insurrections; (f) any Events that are cured by CPTK prior to the Closing; (g) the announcement or consummation of the Business Combination Agreement or the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on CPTK’s relationships, contractual or otherwise, with any Governmental Authority, third parties, or other person; (h) the number of Public Shareholders who exercise, or who have exercised, their Redemption Right or the failure to obtain the SPAC Shareholders’ Approval, (i) any Events generally applicable to publicly traded special purpose acquisition companies, or (j) any change in the trading price or volume of the SPAC Units, Public Shares, or Public Warrants (provided that the underlying causes of such changes referred to in this clause (j) may be considered in determining whether there is a SPAC Material Adverse Effect, except to the extent such cause is within the scope of any other exception within this definition); provided, however, that in the case of each of (b), (d), (e) and (i), any such Event to the extent it disproportionately affects CPTK relative to other publicly traded special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to have, a SPAC Material Adverse Effect. Notwithstanding the foregoing, with respect to CPTK, the number of Public Shareholders who exercise their Redemption Right or the failure to obtain the SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares.

“SPAC Preference Shares” means preference shares of SPAC, par value US$0.0001 per share, as further described in the SPAC Charter.

“SPAC Public Warrants” or “Public Warrants” means, collectively, the outstanding and unexercised warrants, other than Private Warrants, issued by CPTK to acquire Class A Ordinary Shares.

“SPAC Shareholder” or “CPTK Shareholder” means any holder of SPAC Ordinary Shares or SPAC Preference Shares.

“SPAC Shareholders’ Approval” means the vote of SPAC Shareholders required to approve the Proposals, as determined in accordance with applicable Laws and the SPAC Charter.

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by or on behalf of CPTK, Sponsor or their respective affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of a Business Combination (including the Transactions) or otherwise in connection with CPTK’s operations, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) any fees and expenses in connection with the solicitation, printing, mailing and distribution of this proxy statement/prospectus and any amendments and supplements thereto, (c) any application fees payable to Nasdaq or related to any minimum Nasdaq shareholder requirements, (d) all fees and expenses incurred by CPTK in connection with calling, organizing and hosting any meetings of the CPTK shareholders for purposes of voting on the Proposals, (e) all filing fees payable by CPTK to the Registrar of Companies of the Cayman Islands, (f) all fees and expenses incurred in connection with maintaining and administering the Trust Account, and (g) all and any premiums (including insurance premium tax, if any), fees, disbursements or expenses incurred in connection with the Company’s D&O Tail, in each case, incurred in connection with the Transactions and including any VAT thereon, and (h) any loan made to CPTK by any of the

Sponsor, an affiliate of the Sponsor, any of CPTK’s officers or directors or other person, and evidenced by one or more promissory notes, for the purpose of financing costs incurred in connection with a Business Combination, including, in each case, any VAT thereon and in accordance with the Expense Allocation Schedule; provided, that SPAC Transaction Expenses shall exclude non-VAT taxes payable by CPTK.

“SPAC Transaction Expenses Cap Excess” means the dollar amount by which the applicable SPAC Transaction Expenses as of the Closing exceed $5,000,000.

“SPAC Unit” means a unit issued by CPTK in the IPO and the exercise of the underwriters’ overallotment option each consisting of one share of Class A Ordinary Shares and one-third of a SPAC Warrant.

“SPAC Unit Separation” means the detachment of each SPAC Unit issued and outstanding immediately prior to the Effective Time and the holder thereof shall be deemed to hold one Public Share and one-third of one Public Warrant in accordance with the terms of the applicable SPAC Unit.

“SPAC Warrant” means a SPAC Public Warrant or a Private Warrant, as applicable.

“SPAC Warrant Agreement” means the Warrant Agreement, dated as of February 8, 2021, by and between CPTK and Continental, as amended, modified, or supplemented from time to time.

“Sponsor” means CIIG Management III LLC, a Delaware limited liability company.

“Sponsors” means each of Sponsor and Co-Sponsor.

“Sponsor Support Agreement” means the sponsor support agreement and deed, entered concurrently with the execution and delivery of the Business Combination Agreement, by and among CPTK, the Company, the Sponsors, the Anchor Investor, and certain other officers and directors of CPTK, as may be amended, supplemented, and/or restated from time to time.

“Transaction Documents” means, collectively, (a) the Business Combination Agreement, (b) the Permitted Financing Agreements, (c) the Sponsor Support Agreement, (d) the Shareholder Support Agreement, (e) the Registration Rights and Lock-Up Agreement, (f) the Warrant Assumption Agreement, (g) the Plan of Merger and (h) any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them.

“Transactions” means, collectively, the Business Combination, the Corporate Reorganization and each of the transactions contemplated by the Business Combination Agreement or any of the other Transaction Documents.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the simultaneous sale of the Private Warrants.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 11, 2021, by and between CPTK and Continental.

“TSX-V” means the TSX Venture Exchange.

“Warrant Assumption Agreement” means the Assignment and Assumption Agreement to be entered into by and among the Company, CPTK and Continental and effective at the Effective Time.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND
THE EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Extraordinary General Meeting and the Proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that may be important to CPTK Shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the accompanying financial statements, the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Extraordinary General Meeting, which will be held virtually, at https:[___].

Q.     Why am I receiving this proxy statement/prospectus?

A.     CPTK has entered into the Business Combination Agreement with the Company and the other parties thereto pursuant to which (i) Merger Sub will merge with and into CPTK, with CPTK surviving the Merger as a wholly-owned subsidiary of the Company, as a result of which (a) each outstanding share of SPAC Ordinary Shares will be cancelled in exchange for the right to receive one Company Share, and (b) each outstanding SPAC Warrant will become exercisable for one Company Share on the same terms and conditions. For additional information regarding the Business Combination, see “The Business Combination” and “Proposal No. 1 — The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annexes A-1 and A-2 and CPTK encourages CPTK Shareholders to read both documents in their entirety.

SPAC Shareholders are being asked to consider and vote upon the Business Combination Proposal to approve and adopt of the Business Combination Agreement, among other proposals, and to approve the Plan of Merger to effect the Business Combination pursuant to the Cayman Islands Companies Act and the SPAC Charter.

Company Shares and Company Warrants are expected to trade on the Nasdaq Global Market under the ticker symbols “MKAR” and “MKARW,” respectively, upon the Closing. At the Closing, each SPAC Unit will separate into its components consisting of one share of Class A Ordinary Shares and one-third of a SPAC Warrant, and therefore there will be no listing or quotation of the SPAC Units following the consummation of the Business Combination.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of the Company with respect to the Company Shares and Company Warrants issuable in connection with the Business Combination.

Q:     Who is entitled to vote at the Extraordinary General Meeting?

A.     As a SPAC Shareholder, you have a right to vote on certain matters affecting CPTK. The proposals that will be presented at the Extraordinary General Meeting and upon which you are being asked to vote are summarized below and fully set forth in this proxy statement/prospectus. SPAC Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned SPAC Ordinary Shares at the close of business on [    ], 2026, which is the record date for the Extraordinary General Meeting.

Q.     What are the specific proposals that shareholders are being asked to vote on at the Extraordinary General Meeting?

A.     The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, the Business Combination, the Corporate Reorganization, and the transactions contemplated by the Business Combination Agreement and the Transaction Documents to which CPTK is or will be a party. Upon the Closing, CPTK will become a direct wholly-owned subsidiary of the Company, and the Company will become a publicly traded company. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annexes A-1 and A-2.

The Merger Proposal — to consider and vote upon a proposal to approve and authorize the Merger and the Plan of Merger, pursuant to which Merger Sub will merge with and into CPTK, as a result of which the separate corporate existence of Merger Sub will cease and CPTK will continue as the surviving company. A copy of the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex B.

Non-Binding Governance Proposals — to consider and vote upon two separate proposals to approve, on an advisory and non-binding basis only, the following material differences between the SPAC Charter and the Company Organizational Documents, in the form attached hereto as Annex C and as will be in effect as of the Closing:

(A)    Number of Authorized Shares (Proposal No. 3A) — A proposal to provide that the proposed Company Organizational Documents increase the total number of authorized shares of all classes of shares to one class of shares consisting of an unlimited number of Company Shares, of no par value.

(B)    Removal and Appointment of Directors (Proposal No. 3B) — A proposal to provide that (1) the Company may by resolution of members (defined as a resolution of a general meeting, at which a quorum is present, passed by a simple majority of the votes cast by, or on behalf of, the members entitled to vote thereon in person or by proxy) appoint any person to be a director of the Company or may by resolution of members remove any director of the Company and (2) the directors of the Company may appoint any person to be a director of the Company to fill a vacancy.

The Equity Incentive Plan Proposal — to consider and vote, on an advisory and non-binding basis only, upon a proposal to approve the Equity Incentive Plan of the Company and the material terms thereunder, a copy of which is attached to this proxy statement/prospectus as Annex D, which will be in effect immediately prior to the Closing.

The Adjournment Proposal — to consider and vote upon the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Extraordinary General Meeting, to approve one or more proposals presented to SPAC Shareholders for vote or if the SPAC Shareholders redeem an amount of Class A Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to the Company and the Company’s obligation to consummate the Business Combination would not be satisfied.

Q.     Are any of the Proposals conditioned on one another?

A.     The Business Combination Proposal and the Merger Proposal are cross conditioned on the approval of the other proposal. Each of the Non-Binding Governance Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal.

The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Q.     Why is CPTK proposing the Business Combination Proposal?

A.     CPTK is an early-stage blank check company and an exempted company limited by shares incorporated under the laws of the Cayman Islands on September 24, 2020, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses and completed its IPO on February 11, 2021.

The CPTK Board considered a wide variety of factors in connection with its evaluation of the Business Combination. The CPTK Board concluded, based on its review of the considerations in the subsection of this proxy statement/prospectus entitled “The Business Combination — CPTK’s Board of Directors’ Reasons for the Approval of the Business Combination,” that the potential benefits that it expected CPTK and SPAC Shareholders to achieve as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. Accordingly, the CPTK Board unanimously determined that the Business Combination Agreement and the Transactions were advisable and in the best interests of CPTK and SPAC Shareholders. See “The Business Combination — CPTK’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Q.     Why is CPTK proposing the Adjournment Proposal?

A.     CPTK is proposing the Adjournment Proposal to allow the CPTK Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to SPAC Shareholders to permit further solicitation and vote of proxies in the event that, upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more proposals presented to SPAC Shareholders for vote or if the SPAC Shareholders redeem an amount of Class A Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to the Company and the Company’s obligation to consummate the Business Combination would not be satisfied. In no event will the CPTK Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the SPAC Charter and Delaware law. See “Proposal No. 5 — The Adjournment Proposal” for additional information.

Q.     What are the recommendations of the CPTK Board?

A.     After careful consideration, the CPTK Board (including all independent directors) unanimously approved the Business Combination Agreement and the other Proposals described in this proxy statement/prospectus, and the CPTK Board has determined that it is advisable to consummate the Business Combination. The CPTK Board recommends that you vote “FOR” each of the Proposals described in this proxy statement/prospectus. When you consider the CPTK Board’s recommendation of these Proposals, you should keep in mind that certain CPTK directors and officers have interests in the Business Combination that may conflict with your interests as a SPAC Shareholder, as described in more detail in this proxy statement/prospectus.

Q.     What vote is required to approve the Proposals presented at the Extraordinary General Meeting?

A.     Approval of the Business Combination Proposal will require an ordinary resolution pursuant to the SPAC Charter, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the SPAC Charter, being the affirmative vote of shareholders holding at least two-thirds of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the holders of SPAC Ordinary Shares.

Approval of each of the Non-Binding Governance Proposals will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting at which a quorum is present. The Non-Binding Governance Proposals are conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Non-Binding Governance Proposals will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Equity Incentive Plan Proposal will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Equity

Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if it is approved by holders of SPAC Ordinary Shares.

The Adjournment Proposal, if presented, will require an ordinary resolution, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting at which a quorum is present. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Pursuant to the Sponsor Support Agreement, the Sponsor and certain SPAC Shareholders that, in the aggregate, hold 6,900,000 shares of Class B Ordinary Shares (representing 100% of Class B Ordinary Shares outstanding), have agreed to support the adoption of the Business Combination Proposal and the Business Combination. Accordingly, assuming holders of the Class B Ordinary Shares vote all of their Class B Ordinary Shares in accordance with such agreement, the Business Combination Proposal and the rest of the Proposals will be approved, and the failure of a holder of Class A Ordinary Shares to vote in person or by proxy at the Extraordinary General Meeting will have no effect on the outcome of the vote on any of the Proposals. The Business Combination Agreement was not structured to require the approval of at least a majority of unaffiliated securityholders of CPTK.

Accordingly, assuming holders of the Class B Ordinary Shares vote all of their Class B Ordinary Shares in accordance with such agreement, the Business Combination Proposal, and the rest of the Proposals will be approved, a SPAC Shareholder’s failure to vote in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting, an abstention from voting, or a broker non-vote will have no effect on the outcome of any vote on the Proposals.

Q.     I am a SPAC Warrant holder. Why am I receiving this proxy statement/prospectus?

A.     In connection with the Business Combination, SPAC Warrants will cease to be warrants with respect to SPAC Ordinary Shares and will become warrants to purchase Company Shares at the Effective Time of the Merger, subject to substantially the same respective terms and conditions prior to the Effective Time of the Merger. Each whole warrant will entitle the registered holder to purchase one Company Share at a price of $11.50 per share, subject to certain adjustments, at any time starting 30 days after the completion of the Business Combination. See “Description of the Company’s Securities” for additional information.

Q.     What is the Company?

A.     The Company is developing an integrated rare earths supply chain through its subsidiary Mkango Malawi, which holds 100% interests in licenses covering the Songwe Hill rare earths project and related exploration targets, and its subsidiary Mkango Polska, which is advancing development of a strategically located rare earth separation plant in Pulawy, Poland to process mixed rare earth carbonate from Songwe Hill and other sources into separated rare earth oxides for European and North American markets. See “Business of the Company and Information Related to the Company.”

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus and exercise their Redemption Rights?

A.     Our Public Shareholders may vote in favor of the Business Combination and concurrently exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and CPTK Public Shareholders, the trading market for Company Shares after the Business Combination may be less liquid than the market for Public Shares prior to the Business Combination, and Company may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into the Company’s business will be reduced and the Company may not be able to achieve its business plans. In addition, we will not consummate the Business Combination if the number of redemptions of our public shares causes us to have less than $5,000,001 of net tangible assets following approval of the Business Combination.

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemption scenarios. This Trust Account value per share excludes the per share cost of the deferred underwriting commission since these fees were waived by the underwriters.

As of December 31, 2025
Trust Account Value	$5,796,775
Total Public Shares	491,806
Trust Account Value per Public Share	$11.79
	No Redemptions(1)	Maximum Redemptions(2)
Redemptions ($)	$—	$5,177,954
Redemptions (Shares)	—	439,306
Deferred Underwriting Commissions	$—	$—
Cash left in the Trust Account post redemptions less deferred underwriting commission	$5,796,755	$618,800
Public Shares post redemptions	491,806	52,500
Remaining Trust Proceeds Per Public Share	$11.79	$11.79

____________

(1)      This scenario assumes that (i) no Class A Ordinary Shares are redeemed, which is a redemptions scenario that could occur and (ii) Total Capital Raised is $5,796,755, consisting solely of the remaining cash in the Trust Account.

(2)      This scenario assumes that 439,306 of Class A Ordinary Shares, or approximately 89% of the Public Shares, are redeemed for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemptions scenario that could occur and (ii) Total Capital Raised is $618,800, consisting solely of the remaining cash in the Trust Account.

Furthermore, to the extent that Public Shareholders redeem their Public Shares in connection with the Business Combination, their Public Warrants will remain issued and outstanding notwithstanding the redemption of their Public Shares. The Sponsors hold an aggregate of 5,013,333 Private Warrants. Following the consummation of the Business Combination, all SPAC Warrants will become Company Warrants.

For information on the relative ownership levels of holders of Company equity securities following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of Company equity securities following the Business Combination under varying redemption scenarios, see the question entitled “What equity stake will current CPTK shareholders and Company Requisite Shareholder hold in the Company immediately after the consummation of the Business Combination?”

Q.     What equity stake will current CPTK shareholders and Company Requisite Shareholder hold in Company immediately after the consummation of the Business Combination?

A.     Upon consummation of the Business Combination, the post-Closing share ownership of Company under (1) the No Redemptions Scenario and (2) the Maximum Redemptions Scenario (assuming redemptions result in a trust account balance of $618,800), excluding the dilutive effect of Public Warrants, Private Warrants, and Earnout Shares would be as follows:

Voting Interests in Company	No Redemptions(1)		Maximum Redemptions(2)
	Shares	%	Shares	%
CPTK Public Shareholders	491,806	1.0%	52,500	0.1%
Sponsors	6,650,000	14.0%	6,650,000	14.1%
Convertible Notes Shares(3)	404,500	0.9%	404,500	0.9%
PIPE Investment(4)	2,300,000	4.8%	2,300,000	4.9%
Company Requisite Shareholder(5)	37,593,449	79.2%	37,593,449	80.0%
Total	47,439,755	100.0%	47,000,449	100.0%

Potential sources of dilution:
Public Warrants	9,200,000	14.9%	9,200,000	15.0%
Private Warrants(6)	5,013,333	8.1%	5,013,333	8.2%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that the Maximum Redemption of Public Shareholders, holding 439,306 Class A Ordinary Shares, will exercise their redemption rights for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025. Also assumes Sponsor shares reduced by 693,402 earnout shares.

(3)      Includes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes and 250,000 shares to be transferred to Convertible Notes investors pursuant to the side letter agreement dated June 2, 2025 (the “June 2025 Side Letter”), shares to be transferred by CIIG Management III LLC.

(4)      Assumes anticipated shares to be issued for a $23.0 million PIPE Investment. For pro forma purposes the shares to be issued was determined using $10.00 per share.

(5)      Assumes (i) there is $22,541,902 of indebtedness and $21,390 of cash at the Company and its direct and indirect subsidiaries as of immediately prior to the Effective Time (subject to certain exceptions).

(6)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

Dilution

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	No Redemptions(1)		Maximum Redemption(2)
	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share
CPTK net tangible book value per share as of September 30, 2025 (unadjusted)	7,391,806	$0.11	7,391,806	$0.11
Accretion (Dilution) of CPTK Shareholders assuming the Redemption of Shares	7,391,806	$0.11	6,952,500	$(0.63)
Accretion (Dilution) of CPTK Shareholders assuming the PIPE Investment(3)	9,691,806	$2.46	9,252,500	$2.01
Accretion (Dilution) of CPTK Shareholders assuming CPTK Transaction Expenses(4)	9,691,806	$1.69	9,252,500	$1.21
Accretion (Dilution) of CPTK Shareholders assuming the Exercise of Public Warrants(5)	18,891,806	$0.86	18,452,500	$0.60
Accretion (Dilution) of CPTK Shareholders assuming the Sponsor exercises Private Warrants(6)(7)	23,905,139	$0.68	23,465,833	$0.48

Initial offering price of CPTK		$10.00		$10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		$0.68		$0.48
Dilution to non-redeeming shareholders		$(9.32)		$(9.52)

____________

(1)      This scenario assumes that no Class A Ordinary Shares are redeemed, which is a redemptions scenario that could occur.

(2)      This scenario assumes that 439,306 of Class A Ordinary Shares, or 89% of the Public Shares, are redeemed for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(3)      Assumes a $23.0 million PIPE Investment issued as Class A Ordinary Shares at $10.00 per share.

(4)      Assumes CPTK’s transaction fees for the Business Combination are approximately $7.483 million.

(5)      Assumes 9,200,000 Public Warrants are exercised at an exercise price of $11.50 per share.

(6)      Assumes 5,013,333 Private Warrants are exercised at an exercise price of $11.50 per share.

(7)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

Q:     Will my rights as a shareholder of the Company be different from my rights as a SPAC Shareholder?

A.     Yes, there are certain material differences between your rights as a SPAC Shareholder and your rights as a holder of Company Shares. You are urged to read the sections entitled “Description of the Company’s Securities” and “Comparison of Shareholder Rights.”

Q.     Who will be the officers and directors of CPTK if the Business Combination is consummated?

A.     Pursuant to the Business Combination Agreement, immediately following the Effective Time, the Company Board will consist of (i) one (1) director designated in writing by the Sponsor, reasonably acceptable to the Company and qualifying as an independent director, and (ii) such other directors designated in writing by the Company, after consultation with CPTK. The Company Board as of immediately following the Effective Time will comply with Nasdaq rules and will be divided into three (3) classes of directors with staggered terms. The composition of such classes and the committee membership of the directors will be determined by the Company. The management team of the Company as of immediately following the Effective Time will consist of Alexander Lemon as Chief Executive Officer, William Dawes as President, and [    ] as Chief Financial Officer. See “Management of the Company After the Business Combination” for additional information.

Q.     Did the CPTK Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.     The CPTK Board did not obtain a third-party valuation or fairness opinion in connection with the determination to approve the Business Combination. The CPTK Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was in the best interest of CPTK and its shareholders.

The CPTK Board also determined, without seeking a valuation from a financial advisor, that the Company’s fair market value was at least 80% of the balance in the Trust Account at the time of the signing of the Business Combination Agreement. Accordingly, investors will be relying on the judgment of the CPTK Board in valuing the Company’s business and assets, and assuming the risk that CPTK may not have properly valued such business and assets. See the section of this proxy statement/prospectus entitled “Risk Factors — CPTK is not obtaining an opinion from an independent valuation provider, and consequently, you have no assurance from an independent source that the Business Combination is fair to CPTK from a financial point of view.”

Q.     What interests do CPTK’s current officers and directors and other parties have in the Business Combination?

A.     The Sponsor and CPTK’s current and former executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of other SPAC Shareholders generally. These interests include:

•        the beneficial ownership of the Sponsor, Co-Sponsor and certain members of the CPTK Board and advisors, and our Anchor Investor of an aggregate of (a) 6,900,000 shares of Class B Ordinary Shares, which were acquired for an aggregate purchase price of approximately $25,000 prior to the IPO, which shares would likely be worthless if CPTK is unable to effectuate an initial business combination by the Business Combination Deadline (unless such date is extended in accordance with the SPAC Charter) and CPTK is therefore required to liquidate, as shares of Class B Ordinary Shares are not entitled to participate in any redemption or liquidation of the Trust Account and (b) 5,013,333 Private Warrants, which were acquired by the Co-Sponsor and Anchor Investor for an aggregate purchase price of approximately $7.52 million simultaneously with the consummation of the IPO, and 250,667 of which were subsequently transferred to the Sponsor by the Co-Sponsor in connection with the Securities Assignment Agreement (as described further under “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which warrants would become worthless if CPTK does not complete an initial business combination within the Business Combination Deadline;

•        CPTK’s CEO Michael Minnick is a member of the Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Sponsor and CPTK’s Chairman Richard Chera is a member of the Co-Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Co-Sponsor and certain of CPTK’s independent directors and Anchor Investor hold SPAC Ordinary Shares;

•        the Sponsor has entered into non-redemption agreements requiring the transfer of 2,194,987 Class B Ordinary Shares, including 450,000 Class B Ordinary Shares that will be transferred to the Anchor Investor;

•        the continued indemnification of current directors and officers of CPTK and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that the Sponsor and CPTK’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•        Mr. Chera, CPTK’s former CEO and current chairman, is entitled to repayment of a $1,000,000 amended and restated promissory note, effective as of February 11, 2026, payable on the earlier of December 31, 2026, the closing of a business combination or the winding up of CPTK;

•        the fact that at the Closing, the BCA Note Investor (an entity affiliated with Mr. Chera) and the F-4 Note Investor (an entity affiliated with Mr. Minnick), both affiliates of CPTK, have been issued convertible promissory notes by the Company which, subject to the receipt of approval from the TSX-V, which has been obtained, entitle them to 12% interest, 9% payable in kind and 3% cash, on the aggregate principal amount of their respective notes, payable on the semiannual date and at the respective maturity date. To date, the BCA Note Investor has received from the Company $7,500 cash and $22,500 has been added to the principal amount of the BCA Note resulting in a BCA Note outstanding principal balance of $522,500. The Notes are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions. The Conversion Shares will not be subject to any lock-up or other restrictions set forth in the Business Combination Agreement, with exceptions of limitations applicable by law;

•        the fact that at the Closing, the Company, the Sponsor, the Co-Sponsor, the BCA Note Investor and the F-4 Note Investor and certain of CPTK’s current and former directors and officers will enter into the Registration Rights and Lock-Up Agreement, which, among other things, provide customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the Company Shares held by such parties following the consummation of the Business Combination;

•        the fact that CPTK’s CEO and an affiliated entity of the CEO entered into the June 2025 Letter Agreement with the BCA Note Investor. The June 2025 Letter Agreement includes a put option buyout by CPTK’s CEO and/or an affiliated entity of the CPTK CEO in the event if for any reason whatsoever the BCA Note Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by the Company. In addition, the Sponsor has agreed to transfer 250,000 Class B Ordinary Shares to the BCA Note Investor if this business combination closes;

•        the fact that the Sponsor has agreed to transfer 2,500 Class B Ordinary Shares per month for every month that elapses from February 2026 until the consummation of the Business Combination to an unaffiliated third party if the Business Combination closes in consideration for Mr. Chera’s extension of his amended and restated promissory note;

•        the fact that the Sponsor, an affiliate of the Sponsor or CPTK’s officers and directors may, but are not obligated to, provide working capital loans to CPTK. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into private placement warrants to purchase shares of Class A Ordinary Shares at a price of $1.50 per warrant. If CPTK completes a business combination, CPTK will repay the working capital loans out of the proceeds of the Trust Account released to the Company. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, CPTK may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. As of December 31, 2025, approximately $766,897 of working capital loans payable to the Sponsor were outstanding; and

•        the fact that the Sponsor and CPTK’s officers and directors will lose their entire investment in CPTK if an initial business combination is not completed prior to the Business Combination Deadline.

The CPTK Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to CPTK’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination or to exercise their rights of redemption.

The Company and its officers and directors have financial interests that are different from, or in addition to, the interests of unaffiliated CPTK Shareholders, which could cause the Company to pursue terms in the Business Combination that are less favorable to non-redeeming shareholders; the Company’s directors and officers do not owe a fiduciary duty to CPTK Shareholders. The anticipated continuation of the Company’s existing directors and officers, Messrs. Lemon and Dawes, as directors and officers of the Company, may entitle such directors and officers to receive cash fees, stock options, stock awards, or other renumeration that the Company Board determines to pay them for their services as directors and officers.

Q.     What interests does Jett Capital have in the Business Combination?

A.     In addition to the interests of the Initial Shareholders and CPTK’s current officer and directors in the Business Combination, you should be aware that CPTK’s agent and advisor, Jett Capital Advisors LLC (“Jett Capital”), has financial interests that may conflict with your interests. Jett Capital is serving as the non-exclusive financial advisor to CPTK and is entitled to a cash fee upon the Closing as compensation for its services to CPTK payable as follows:

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are $15.0 million, or less, Jett Capital shall receive a cash transaction fee equal to $2.5 million with $500,000 of the cash transaction fee paid at the Closing, and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Company following the Business Combination.

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are greater than $15.0 million, but less than $25.0 million, Jett Capital shall receive a cash transaction fee equal to $2.5 million with the cash transaction fee paid at the Closing equal to 50% of every dollar in proceeds (net of offering fees) above $15.0 million paid in cash up to a total of $2.5 million and any remaining balance owed on the $2.5 million cash transaction fee deferred and payable upon close of the first offering completed by Company following the Business Combination.

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to or greater than $25.0 million, but less than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million with $2.5 million of the cash transaction fee paid at the Closing and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Company following the Business Combination.

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to greater than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million at the Closing.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     There are a number of closing conditions in the Business Combination Agreement, including that SPAC Shareholders have approved and adopted the Business Combination Agreement and that no Group Company be in bankruptcy, receivership, administration, corporate rescue, or similar proceedings. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see “The Business Combination Agreement — Closing and Conditions to the Closing.” See also “Risk Factors — Risks Related to the Company — There can be no assurance that the Company Shares that will be issued in connection with the Business Combination or the Company Warrants will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that the Company will be able to comply with the continued listing standards of Nasdaq,” “Risk Factors — Risks Related to the Company — the Company may not be able to complete the Permitted Financing in connection with the Business Combination,” “Risk Factors — Risks Related to CPTK and the Business Combination — CPTK may not be able to consummate an initial business combination by the Business Combination Deadline, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Ordinary Shares and liquidate, in which case the shareholders of CPTK may only receive $10.00 per share, or less than such amount in certain circumstances, and the SPAC Warrants will expire worthless,” “Risk Factors — Risks Related to CPTK and the Business Combination — CPTK or the Company may waive one or more of the conditions to the Business Combination,” and “Risk Factors — Risks Related to CPTK and the Business Combination — Public Warrants are currently quoted on the OTC Markets, and SPAC Units and Class A Ordinary Shares have ceased to be quoted on the OTC Markets, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. CPTK’s securities are not recognized as “covered securities” under the National Securities Markets Improvement Act of 1996.”

Q.     Do the Company’s shareholders need to approve the Business Combination?

A.     Yes. Concurrently with the execution and delivery of the Business Combination Agreement, the Company Requisite Shareholder, SPAC and the Company entered into the Shareholder Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Company Requisite Shareholder agreed to (a) vote all Company Shares held by the Company Requisite Shareholder in favor of the Business Combination Agreement and the Transactions and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect, would reasonably be expected to result in the failure of any closing conditions of the Business Combination Agreement or would otherwise result in a breach of any of the representations, warranties, covenants or other obligations or agreements of the parties to the Business Combination Agreement, (b) adopt prior to the Closing a written resolution approving the Business Combination Agreement and the other transaction documents and approving the Business Combination and other Transactions and adopting the Company Organizational Documents to be in effect as of the Closing, (c) take all actions reasonably necessary to consummate the Transactions, and (d) not transfer any Company Shares held by the Company Requisite Shareholder, subject to certain exceptions. For further information, please see “Certain Agreements Related to The Business Combination — Shareholder Support Agreement.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently anticipated that the Business Combination will be consummated promptly following the Extraordinary General Meeting which is set for [    ] Eastern time, on [    ], 2026; however, the Extraordinary General Meeting could be adjourned, as described above. For a description of the conditions to the completion of the Business Combination, see “The Business Combination Agreement — Closing and Conditions to the Closing; The Business Combination Agreement — Termination.”

Q.     What happens if the Business Combination Proposal is not approved?

A.     If the Business Combination Proposal is not approved and CPTK does not consummate an initial business combination by the Business Combination Deadline, it will be required to dissolve and liquidate and the SPAC Warrants will expire worthless.

Q.     What happens if I sell my shares of Class A Ordinary Shares before the Extraordinary General Meeting?

A.     The record date for the Extraordinary General Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Class A Ordinary Shares after the record date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you will not be entitled to receive any Company Shares following the Closing because only CPTK’s shareholders on the date of the Closing will be entitled to receive Company Shares in connection with the Closing.

Q.     Do I have redemption rights?

A.     CPTK will provide Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of CPTK’s initial business combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two (2) Business Days prior to the consummation of CPTK’s initial business combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations described in the section of this proxy statement/prospectus entitled “Business of CPTK and Certain Information About CPTK — Redemption Rights for Public Shareholders Upon Completion of CPTK’s Initial Business Combination.”

There will be no Redemption Rights upon the completion of CPTK’s initial business combination with respect to SPAC Warrants.

Q.     Is there a limit on the number of shares I may redeem?

A.     A Public Shareholder, together with any of his, her, or its affiliates or any other person with whom he, she or it is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares, will be restricted from redeeming in the aggregate his, her, or its Public Shares or, if part of such a group, the group’s shares, in excess of 15% of the outstanding shares of Class A Ordinary Shares.

Q.     Will how I vote affect my ability to exercise Redemption Rights?

A.     No. Each Public Shareholder may elect to redeem its SPAC Ordinary Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Q.     How do I exercise my Redemption Rights?

A.     In order to exercise your Redemption Rights, you must, prior to 5:00 p.m. Eastern time on [    ], 2026 (two (2) Business Days before the Extraordinary General Meeting):

•        Submit a request in writing that CPTK redeem your Class A Ordinary Shares for cash to Continental, CPTK’s transfer agent; and

•        Deliver your Class A Ordinary Shares either physically or electronically through DTC to Continental.

The address of Continental is listed under the question “Who can help answer my questions?” below.

Public Shareholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from Continental. It is CPTK’s understanding that Public Shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, CPTK does not have any control over this process, and it may take longer than one week. Public Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Class A Ordinary Shares as described above, your shares will not be redeemed.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the CPTK Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part). You may make such request by contacting CPTK’s proxy solicitor at the phone number or address listed under the question “Who can help answer my questions?” below.

Q.     What are the U.S. federal income tax consequences of exercising my Redemption Rights?

A.     In the event that a U.S. holder’s SPAC Ordinary Shares are redeemed for cash pursuant to the exercise of Redemption Rights, the treatment of the redemption for U.S. federal income tax purposes depends on whether the transaction qualifies as a sale of such stock or whether the U.S. holder will be treated as receiving a corporate distribution. See “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of Exercising Redemption Rights to U.S. holders.”

Q.     If I hold SPAC Warrants, can I exercise redemption rights with respect to my SPAC Warrants?

A.     No. There will be no Redemption Rights upon the completion of CPTK’s initial business combination with respect to SPAC Warrants.

Q.     Do I have appraisal rights if I object to the proposed Business Combination?

A.     Holders of SPAC Ordinary Shares may have appraisal rights in connection with the Merger. The Cayman Islands Companies Act prescribes when shareholder appraisal or dissenters’ rights will be available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Merger Proposal — Appraisal Rights under the Cayman Islands Companies Act”.

Q.     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A.     If the Business Combination is consummated, the funds held in the Trust Account will be released to pay (i) SPAC Shareholders who properly exercise their Redemption Rights and (ii) expenses incurred by the Company and CPTK in connection with the Business Combination, to the extent not otherwise paid prior to the Closing. Any additional funds available for release from the Trust Account will be used for general corporate purposes of the Company following the Business Combination.

Q.     What do I need to do now?

A.     CPTK urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the financial statements and the annexes, and to consider how the Business Combination will affect you as a SPAC Shareholder and/or SPAC Warrant holder. SPAC Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your SPAC Ordinary Shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q.     How do I vote?

A.     If you are a holder of record, there are three ways to vote your SPAC Ordinary Shares at the Extraordinary General Meeting:

•        You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your SPAC Ordinary Shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable Extraordinary General Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your SPAC Ordinary Shares, your SPAC Ordinary Shares will be voted as recommended by the CPTK Board. With respect to the Proposals, that means: “FOR” the Business Combination Proposal, “FOR the Merger Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Non-Binding Governance Proposals, and “FOR” the Adjournment Proposal.

•        You can vote over the internet prior to the Extraordinary General Meeting by visiting www.proxyvote.com and entering the 12-digit meeting control number that is printed on your proxy card. You may vote by internet until the polls are closed during the Extraordinary General Meeting.

•        You can attend the Extraordinary General Meeting and vote in person online. However, if your SPAC Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your SPAC Ordinary Shares.

Q.     How many votes do I have?

A.     SPAC Shareholders are entitled to one vote at the Extraordinary General Meeting for each share of SPAC Ordinary Shares held of record as of the record date. As of the close of business on the record date for the Extraordinary General Meeting, there were 7,391,806 SPAC Ordinary Shares outstanding, of which 491,806 are Class A Ordinary Shares and 6,900,000 are Class B Ordinary Shares.

Q.     What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

A.     Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular Proposal.

Q.     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A.     If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the Proposals presented at the Extraordinary General Meeting.

Q.     How can I attend the Extraordinary General Meeting?

A.     As a registered SPAC Shareholder, you received a proxy card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address [    ], along with your 12-digit control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Beneficial investors who hold SPAC Ordinary Shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: (917) 262-2373, or proxy@continentalstock.com.

If you do not have internet capabilities, you can listen to the Extraordinary General Meeting by dialing: [        ] (toll-free) within the U.S. and Canada, or [        ] (standard rates apply) outside of the U.S. and Canada. When prompted, enter the pin number [    ]#. This is a listen-only option, and you will not be able to vote or enter questions during the Extraordinary General Meeting.

Q.     Do I need to attend the Extraordinary General Meeting in person online to vote my shares?

A.     No. You can vote over the internet prior to the Extraordinary General Meeting by visiting [    ] and entering the 12-digit meeting control number that is printed on your proxy card. You may vote by internet until the polls are closed during the Extraordinary General Meeting. Your vote is important. CPTK encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.     If I am not going to attend the Extraordinary General Meeting, should I return my proxy card instead?

A.     Yes. Even if you plan to attend the Extraordinary General Meeting, it is strongly recommended you complete and return your proxy card before the Extraordinary General Meeting, to ensure that your shares will be represented at the Extraordinary General Meeting if you are unable to attend.

Q.     If my SPAC Ordinary Shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.     No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. CPTK believes the Proposals presented to CPTK Shareholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your SPAC Ordinary Shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your SPAC Ordinary Shares is referred to as a “broker non-vote.”

Q.     How do I change or revoke my vote after I have voted?

A.     You may change your vote by submitting another proxy by telephone or mail or through the Internet in accordance with the instructions on the accompanying proxy card or by attending the Extraordinary General Meeting and voting. You also may revoke your proxy by sending a notice of revocation to our Secretary at Crown PropTech Acquisitions, 40 West 57th Street, 29th Floor, New York, NY 10019, which must be received by our Secretary prior to the Extraordinary General Meeting.

Please note, however, that if on the record date, your SPAC Ordinary Shares were held not in your name, but rather in an account at a brokerage firm, custodian bank, or other nominee, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. If your SPAC Ordinary Shares are held in street name, and you wish to attend the Extraordinary General Meeting and vote, you must follow the instructions included with the enclosed proxy card.

Q.     What should I do if I receive more than one set of voting materials?

A.     You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards, if your SPAC Ordinary Shares are registered in more than one name or are registered in different accounts. For example, if you hold your SPAC Ordinary Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your SPAC Ordinary Shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your SPAC Ordinary Shares.

Q.     What is the quorum requirement for the Extraordinary General Meeting?

A.     A quorum of shareholders is necessary to hold a valid meeting. Holders of a majority of the SPAC Ordinary Shares being individuals present in person (including virtually) or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a “quorum.”

Your SPAC Ordinary Shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote online at the meeting. Abstentions will be counted towards the quorum requirement. In the absence of a quorum, the chair of the meeting has the power to adjourn the meeting. As of the record date for the meeting, 3,695,904 SPAC Ordinary Shares would be required to achieve a quorum.

Q.     What happens to the SPAC Warrants I hold if I vote my SPAC Ordinary Shares against approval of the Business Combination Proposal and validly exercise my Redemption Rights?

A.     Properly exercising your Redemption Rights as a SPAC Shareholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not completed, you will continue to hold your SPAC Warrants, and if CPTK does not otherwise consummate an initial business combination by the Business Combination Deadline or obtain the SPAC Shareholders’ Approval to extend the deadline for CPTK to consummate an initial business combination, CPTK will be required to dissolve and liquidate, and your SPAC Warrants will expire worthless.

Q.     How do the Sponsors intend to vote on the Proposals?

A.     The Sponsors, Anchor Investor, CPTK’s current directors and certain former directors and advisors who are party to the Sponsor Support Agreement have agreed to vote any SPAC Ordinary Shares owned by them in favor of the Business Combination, including their shares of Class B Ordinary Shares. As of the record date, such Sponsors, Anchor Investor, CPTK’s current directors and certain former directors and advisors beneficially own an aggregate of approximately 6,900,000 shares, or 100% of the outstanding shares of Class B Ordinary Shares, of which 6,060,000 shares, or 88% of the outstanding shares of Class B Ordinary Shares are beneficially owned by the Sponsors and CPTK’s current officer and directors.

The Sponsors and CPTK’s directors, officers, advisors, or any of their respective affiliates may purchase SPAC Units, shares of Class A Ordinary Shares or SPAC Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. If the Sponsors or their affiliates engage in such transactions prior to the completion of the Business Combination, the purchase will be at a price no higher than the price offered through the redemption process. Any such securities purchased by the Sponsors or their affiliates, or any other third party that would vote at the direction of the Sponsors or their affiliates, will not be voted in favor of approving the Business Combination. However, they have no current commitments, plans, or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase SPAC Units, shares of Class A Ordinary Shares or SPAC Warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the Company or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SPAC Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights.

In the event that the Sponsors and CPTK’s directors, officers, advisors, or any of their affiliates purchase shares of Class A Ordinary Shares in privately negotiated transactions from Public Shareholders of CPTK who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares of Class A Ordinary Shares. The Sponsors and their affiliates have entered into an agreement with CPTK, pursuant to which they have agreed to waive their redemption rights with respect to their shares of Class B Ordinary Shares and Class A Ordinary Shares.

The purpose of such purchases would be to ensure that such shares would not be redeemed in connection with the Business Combination. Any such purchases of CPTK securities may result in the completion the Business Combination, which may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Class A Ordinary Shares or SPAC Warrants and the number of beneficial holders of CPTK securities may be reduced, possibly making it difficult to maintain the quotation, listing, or trading of the Company securities on a national securities exchange post-Business Combination.

The Sponsors and CPTK’s officers, directors, advisors, and/or any of their respective affiliates anticipate that they may identify Public Shareholders with whom the Sponsors or CPTK’s officers, directors, advisors, or any of their respective affiliates may pursue privately negotiated purchases by either Public Shareholders contacting CPTK directly or by the CPTK receipt of redemption requests submitted by Public Shareholders following CPTK’s mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsors or CPTK’s officers, directors, advisors, or any of their respective affiliates enter into a private purchase, they would identify and contact only potential selling Public Shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, but only if such SPAC Ordinary Shares have not already been voted at the special meeting. Such persons would select the Public Shareholders from whom to acquire shares based on the number of shares available, the negotiated price per share and such other factors as any such person may deem relevant at the time of purchase. The price per share paid in any such transaction may be different than, but no greater than, the amount per share a Public Shareholder would receive if it elected to redeem its shares in connection with the Business Combination. The Sponsors or CPTK’s officers, directors, advisors, or any of their respective affiliates will purchase shares only if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsors and CPTK’s officers, directors, advisors, and/or any of their respective affiliates enter into any such private purchase prior to the extraordinary general meeting CPTK will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the Business Combination will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which CPTK has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination.

Any purchases by the Sponsors or CPTK’s officers, directors, advisors and/or any of their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsors or CPTK’s officers, directors and/or any of their respective affiliates will be restricted from making purchases of SPAC Ordinary Shares if such purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Q.     Who will solicit and pay the cost of soliciting proxies?

A.     CPTK will pay the cost of soliciting proxies for the Extraordinary General Meeting. CPTK has engaged Sodali & Co. (the “Solicitation Agent”) to assist in the solicitation of proxies for the Extraordinary General Meeting. CPTK has agreed to pay the Solicitation Agent approximately $35,000 in connection with its services to CPTK. CPTK will reimburse the Solicitation Agent for reasonable out-of-pocket expenses and will indemnify the Solicitation Agent and its affiliates against certain claims, liabilities, losses, damages, and expenses. CPTK also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners Class A Ordinary Shares and in obtaining voting instructions from those owners. CPTK’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person online. They will not be paid any additional amounts for soliciting proxies.

Q.     Who can help answer my questions?

A.     If you have questions about the Proposals, or if you need additional copies of this proxy statement/prospectus, the proxy card or the consent card you should contact our proxy solicitor at:

Sodali & Co.

333 Ludlow St., 5th Floor

Stamford, CT 06902

Tel: (203) 658-9400

Email: CPTK.info@investor.sodali.com

You may also contact CPTK at:

Attn: Michael Minnick, Chief Executive Officer

Crown PropTech Acquisitions

40 West 57th Street, 29th Floor

New York, NY 10019

Tel: (212) 796-4796

To obtain timely delivery, SPAC Shareholders and SPAC Warrant holders must request the materials no later than five (5) Business Days prior to the Extraordinary General Meeting.

You may also obtain additional information about CPTK from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

If you intend to seek redemption of your SPAC Ordinary Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Continental prior to 5:00 p.m., New York time, on the second Business Day prior to the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

Summary of the Proxy Statement/Prospectus

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the financial statements and the annexes. See also “Where You Can Find More Information.” Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

Parties to the Business Combination

CPTK

CPTK is an early-stage blank check company and an exempted company limited by shares incorporated under the laws of the Cayman Islands on September 24, 2020, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The SPAC Warrants are currently quoted on the OTC Markets under the symbol “CPTKW.” At the Closing, each SPAC Unit will automatically separate into its component parts, and the Class A Ordinary Shares and the SPAC Warrants will be converted into Company Shares and Company Warrants, respectively.

The mailing address of CPTK’s principal executive office is 40 West 57th Street, 29th Floor, New York, NY 10019.

The Company

Mkango Rare Earths Limited (formerly Lancaster Exploration Limited) was incorporated under the laws of the British Virgin Islands on August 3, 2007, as a BVI business company with company number 1423524, and its registered office is located at 56 Administration Drive, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, VG1110. Immediately prior to the Effective Time of the Business Combination, a corporate reorganization will be completed under which Mkango Rare Earths Limited will hold a 100% interest in two operating subsidiaries: Mkango Malawi, which owns the Songwe Hill rare earths project and related exploration licenses in southern Malawi, and Mkango Polska, which is advancing development of the Proposed Pulawy Separation Plant in Poland. For more information about the Company, see “Business of the Company and Information Related to the Company” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

The Company holds a 100% interest in 15 retention licenses in southern Malawi, comprising 11 Phalombe Licenses and four Thambani Licenses. The Phalombe Licenses include Songwe Hill, the Company’s principal development-stage rare earth project, which hosts carbonatite-hosted rare earth mineralization and has been the subject of extensive drilling, metallurgical test work, and engineering studies. In June 2025, Songwe Hill was designated by the European Commission as a strategic project under the CRMA, as one of 13 projects outside the European Union, and one of only four projects in Africa. The development of the Songwe Hill project has been subject to a full Environmental Social and Health Impact Assessment (“ESHIA”) aligned with the International Finance Corporation Performance Standards for Environmental and Social Sustainability (“IFC PS”) which has been approved by the Malawi Environment Protection Authority (“MEPA”), and the Global Industry Standard for Tailings Management (“GISTM”) has been adopted for tailings design and management. A Mining Development Agreement (the “MDA”) was reached with the Malawi Government in 2024. In 2025, the Company obtained a Technical Report Summary pursuant to Regulation S-K 1300, which disclosed proven and probable mineral reserves totaling approximately 18.1 million tonnes grading 1.16% TREO and measured and indicated resources and inferred resources totaling approximately 4.1 million tonnes grading 1.04% TREO and 55.9 million tonnes grading 1.05% TREO, respectively. Songwe Hill has a planned operating life of 18 years and is expected to produce a mixed rare earth carbonate (“MREC”) grading approximately 55% TREO for supply to the Proposed Pulawy Separation Plant. The Company also holds the Nkalonje Hill exploration target within the Phalombe Licenses, which exhibits geological characteristics similar to Songwe Hill. The Thambani Licenses, located in the Mwanza District, have demonstrated potential for uranium, tantalum, niobium, zircon, and corundum.

Mkango Polska sp. z o.o.

Mkango Polska sp. z o.o. (“Mkango Polska”) was incorporated under the laws of Poland and was acquired by the Company Requisite Shareholder in March 2021. Mkango Polska is advancing development of the Proposed Pulawy Separation Plant, a rare earth separation project to be constructed on land leased from Grupa Azoty Pulawy within a Polish Special Economic Zone. The plant is expected to process MREC produced at the Songwe Hill project in Malawi and other sources, separating it into high-purity rare earth oxides, including neodymium and praseodymium, primarily for supply to European and North American markets. In March 2025, the European Commission designated the Proposed Pulawy Separation Plant as one of the 47 strategic projects under the European Union’s Critical Raw Materials Act (“CRMA”), and one of only five focused specifically on rare earth elements.

Mkango Rare Earths Malawi Limited

Mkango Rare Earths Malawi Limited (“Mkango Malawi”) was incorporated under the laws of Malawi in May 2011. Mkango Malawi is expected to be the entity granted the mining license for Songwe Hill pursuant to the Mining Development Agreement with the Government of Malawi.

Further Company Information

Prior to the consummation of the Business Combination, the directors of the Company are William Dawes and Alexander Lemon and the sole shareholder of the Company is the Company Requisite Shareholder.

The Company has applied to list its Company Shares and Company Warrants on Nasdaq under the symbols “MKAR” and “MKARW”, respectively.

The Company qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which means that it can take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the Company will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after the Company no longer qualifies as an emerging growth company, as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will remain exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K upon the occurrence of specified significant events; and

•        Regulation FD, which restricts the selective disclosure of material information.

In addition, the Company will not be required to file annual reports and financial statements with the SEC on the same schedule as U.S. domestic companies whose securities are registered under the Exchange Act. As a foreign private issuer, the Company will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. The Company currently intends to follow home country practice with respect to corporate governance matters. Upon completion of the Business Combination, the Company is expected to be a “controlled company” within the meaning of Nasdaq corporate governance standards and currently intends to take advantage of exemptions from certain Nasdaq corporate governance standards. See “Management of the Company After the Business Combination — Foreign Private Issuer Exemption” and “— Controlled Company” for more information.

However, beginning March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of the Company will become subject to Section 16(a) of the Exchange Act and will be required to file reports of beneficial ownership and changes in ownership on Forms 3, 4 and 5. Directors and officers will remain exempt from Section 16(b) short-swing profit recovery and Section 16(c) short-sale prohibitions, and 10% beneficial owners who are not directors or officers will continue to be exempt from Section 16.

Merger Sub

Merger Sub is a Cayman Islands exempted company and a direct wholly-owned subsidiary of the Company. Merger Sub was incorporated solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Business Combination.

The address and telephone number for Merger Sub’s principal executive offices are the same as those for the Company. The mailing address of Merger Sub’s registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Organizational Structure

Prior to the Business Combination

The following diagram shows the current ownership structure of CPTK (excluding the impact of the shares underlying the SPAC Warrants).

____________

(1)      For more information about the ownership interests of the Initial Shareholders, including the Sponsors, prior to the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

The following diagram shows the structure of the Company immediately prior to the Business Combination.

____________

(1)      For more information about the ownership interests of the Company, prior to the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

(2)      The diagram above does not show subsidiaries of the Company Requisite Shareholder other than the Company.

Post-Closing Pro Forma Company Structure

The following diagram shows the pro forma ownership percentages and structure of the Company immediately following the consummation of the Business Combination, assuming a No Redemption Scenario and the consummation of a $23.0 million PIPE Investment in connection with the Closing in the form of a subscription agreement for 2,300,000 shares of Class A Ordinary Shares at a price per share of $10.00 and excluding the effects of potential sources of future dilution that may impact non-redeeming Public Shareholders, including (i) the issuance of any Company Shares issuable upon the exercise of Company Warrants upon the conversion of the outstanding SPAC Warrants, and (ii) the issuance of any Company Shares issuable under the Equity Incentive Plan.

____________

(1)      The diagram includes significant subsidiaries of the Company post-closing. The diagram does not show subsidiaries of the Company Requisite Shareholder other than the Company.

The Business Combination

On July 2, 2025, CPTK, the Company, Merger Sub, Mkango Polska and the other parties thereto entered into the Business Combination Agreement, which was subsequently amended by Amendment No. 1 to the BCA on February 13, 2026, in part to reflect that only the Company, the Company Requisite Shareholder, and Mkango Polska would be party to the Corporate Reorganization and that only such parties and CPTK would be party to the Business Combination Agreement. The Company holds a portfolio of exploration licenses over areas of Malawi hosting rare earth mineralization and Mkango Polska holds a lease option over an area in Pulawy, Poland for the development of a rare earth mineral separation plant.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, Merger Sub will merge with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Company. Upon the Closing, SPAC will become a direct wholly-owned subsidiary of the Company, the Company will become a publicly traded company and its common shares and warrants are expected to trade on the Nasdaq Global Market under the ticker symbols “MKAR” and “MKARW,” respectively.

The Transactions are expected to be consummated after the required approval by the shareholders of SPAC, by the Merger Sub and by the Company Requisite Shareholder and the satisfaction of certain other conditions summarized below. The Merger is to become effective when the Plan of Merger is filed with and registered by the Registrar of Companies of the Cayman Islands or at such later date and time as is agreed between the parties to the Business Combination Agreement and specified in the Plan of Merger and accepted by the Registrar of Companies, in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. Following the registration of the Plan of Merger with the Registrar of Companies, a certificate of merger will be issued by the Registrar of Companies as evidence of compliance with all statutory requirements. The parties to the Business Combination Agreement will hold the Closing within three (3) Business Days of the first date on which all conditions set forth in the Business Combination Agreement required to be satisfied on or prior to the Closing are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by CPTK and the Companies in writing.

Consideration; Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Requisite Shareholder at Closing is (a) $400,000,000, minus (b) the indebtedness of the Companies and their subsidiaries on a consolidated basis at the close of business on the Business Day immediately prior to the Closing Date, as determined in accordance with the Business Combination Agreement, plus (c) all cash and cash equivalents of the Companies and their Subsidiaries on a consolidated basis as of the close of business on the Business Day immediately prior to the Closing Date, as determined in accordance with the Business Combination Agreement, minus (d) the Company Transaction Expenses Cap Excess, if any (such calculated amount being equal to the “Equity Value”). The consideration will be paid entirely in Company Shares, at a price of $10.00 per ordinary share.

At the Effective Time, each Company Share that is issued and outstanding immediately prior to the Effective Time will be divided into such larger number of Company Shares of the same class of shares as results from multiplying the Company Share by the Exchange Ratio in accordance with the terms of the Business Combination Agreement.

As a result of the Merger, (a) each outstanding share of SPAC Ordinary Shares will be cancelled in exchange for the right to receive one Company Share, and (b) each outstanding SPAC Warrant will become exercisable for one Company Share on the same terms and conditions.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement, the Companies will not, and will cause their respective Affiliates and Representatives not to, directly or indirectly: (i) solicit, initiate, submit, facilitate (including by furnishing or disclosing information), discuss or negotiate any inquiry, proposal or offer (written or oral) with any third party (including any publicly traded special purpose acquisition company other than CPTK (a “Competing SPAC”)) with respect to a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) provide any non-public information to any third party (including any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (iii) enter into any agreement, arrangement or understanding with any third party (including any Competing SPAC) regarding a Company Acquisition Proposal; or (iv) otherwise cooperate with, assist or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company Requisite Shareholder will, and will cause their affiliates, the Companies and its and their respective representatives to, immediately cease all existing discussions or negotiations with any person regarding, or that could reasonably be expected to result in, a Company Acquisition Proposal. The Companies will notify CPTK of any submissions, proposals or offers received with respect to a Company Acquisition Proposal and provide copies of such submissions, proposals or offers to CPTK as soon as practicable (and in any event within two (2) Business Days of receipt).

Closing and Conditions to the Closing

Conditions to the Obligations of Each Party

The obligations of SPAC and the Companies to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)     Each of the SPAC Shareholders’ Approval, the Company Requisite Shareholder’s approval and the Merger Sub shareholder’s approval shall have been obtained;

(b)    The registration statement of which this proxy statement/prospectus is a part shall have become effective and no stop order suspending the effectiveness of the same shall have been issued and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC and not withdrawn;

(c)     Company’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, the Company shall satisfy any applicable listing requirements of Nasdaq;

(d)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing (any of the foregoing, a “Restraint”), other than any such Restraint that is immaterial;

(e)     Any required regulatory approvals shall have been obtained; and

(f)     Each of the Transaction Documents shall have been duly executed and delivered.

Conditions to the Obligations of CPTK

The obligation of CPTK to consummate the Business Combination is subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)     the representations and warranties of the Companies contained in the sections of the Business Combination Agreement titled “Organization, Good Standing and Qualification;” “Subsidiaries;” “Capitalization of the Company;” “Capitalization of Subsidiaries;” “Authorization;” “Brokers;” and of Merger Sub, contained in the sections titled “Organization, Good Standing, Corporate Power and Qualification;” “Capitalization and Voting Rights;” and “Business Activities” that are (i) qualified by materiality, “material” or “Company Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (ii) not qualified by materiality, “material” or “Company Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (i) and (ii), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date). Each of the representations and warranties of the Companies contained in Article III of the Business Combination Agreement and of Merger Sub contained in Article V (other than the above listed representations and warranties), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or a Merger Sub Material Adverse Effect, as applicable;

(b)    each of the covenants of the Companies and Merger Sub to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(c)     the Corporate Reorganization and the Share Split shall have been completed;

(d)    the Company shall have obtained and delivered to CPTK evidence of a fully-paid D&O Tail with respect to SPAC’s directors and officers prior to the Closing, which D&O Tail will be bound and fully effective upon the Closing without any further action of any party;

(e)     since the date of the Business Combination Agreement, no Company Material Adverse Effect or Acquisition Entity Material Adverse Effect, as applicable, shall have occurred which is continuing and uncured;

(f)     as of immediately prior to the Effective Time, no Company shall be in bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings; and

(g)    each of the Companies shall have delivered to CPTK a certificate, signed by authorized officers or directors of each, dated as of the Closing Date, certifying the conditions set forth in (a) and (b) above have been fulfilled.

Conditions to the Obligations of the Companies

The obligations of the Companies to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)     the representations and warranties of CPTK contained in the sections of the Business Combination Agreement titled “Organization, Good Standing, Corporate Power and Qualification;” “Capitalization and Voting Rights;” “Corporate Structure; Subsidiaries;” “Authorization;” “Brokers;” and “Business Activities;” that are that are (i) qualified by materiality, “material” or “SPAC Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (ii) not qualified by materiality, “material” or “SPAC Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (i) and (ii), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date). Each of the representations and warranties of CPTK contained in Article IV of the Business Combination Agreement (other than the above listed representations and warranties), shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect;

(b)    each of the covenants of CPTK to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(c)     CPTK shall deliver or cause to be delivered to the Company a certificate signed by an authorized officer of CPTK, dated as of the Closing Date, certifying that the conditions specified in (a) and (b) above have been fulfilled; and

(d)    CPTK shall have delivered a duly executed copy of the Deferred Underwriting Waiver (as defined in the Business Combination Agreement);

(e)     CPTK shall have delivered a secretary certificate regarding board resolutions;

(f)     Available Net SPAC Cash shall be not less than $5,000,000.

Termination

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated, and the Business Combination and the Transactions may be abandoned at any time prior to the Effective Time, as follows:

(a)     by mutual written consent of CPTK and the Company;

(b)    by either the Company or CPTK if the Closing has not occurred by March 11, 2026; provided that the right to terminate the Business Combination Agreement pursuant to this termination right will not be available to any party whose breach of the Business Combination Agreement primarily caused or resulted in the failure of the Transactions to be consummated by such time;

(c)     by either the Company or CPTK if any Governmental Authority has enacted, issued, promulgated, enforced, or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d)    by either the Company or CPTK if the SPAC Shareholders’ Approval has not been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting; provided that such termination right shall not be exercisable by CPTK if CPTK has materially breached certain of its obligations under the Business Combination Agreement;

(e)     by CPTK if the approval by the Company Requisite Shareholder has not been obtained;

(f)     by CPTK if the Companies fail to deliver either of a Regulation S-K 1300 compliant technical report summary or the Company’s 2024 and 2023 audited financial statements to CPTK on or before September 30, 2025;

(g)    by CPTK if: (i) any of the Companies or any of their subsidiaries enters into bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings or (ii) a liquidator, administrator, restructuring officer, or similar person is appointed on behalf of the Companies, in each case under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, or reorganization laws;

(h)    by either the Company or CPTK upon a breach of any representation, warranty, covenant or agreement on the part of the other in the Business Combination Agreement or in any other agreements relating to the Transactions, such that the closing conditions of the Business Combination Agreement would not be satisfied at the relevant Closing Date, and such breach is not cured within thirty days following receipt of a written notice of such breach; or

(i)     by the Company or CPTK if the F-4 Note Closing (as defined in the Note Purchase Agreement, dated June 2, 2025, by and between the Company and the Sponsor and an affiliate of the Co-Sponsor (the “Note Purchase Agreement”)) is not consummated in accordance with the terms of the Note Purchase Agreement.

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors, or shareholders, other than liability of the Company, CPTK, the Merger Sub, or the Company Merger Sub, as the case may be, for fraud or for any willful and material breach of the Business Combination Agreement occurring prior to such termination.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of the Companies or CPTK, as the case may be, for fraud or for any willful and material breach of the Business Combination Agreement occurring prior to such termination.

Material Tax Consequences

For a detailed discussion of certain U.S. federal income tax consequences, British Virgin Islands tax consequences, and Cayman Islands tax consequences of the Business Combination, see “Material U.S. Federal Income Tax Considerations,” “Material British Virgin Islands Tax Considerations,” and “Material Cayman Islands Tax Considerations.”

Accounting Treatment

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, CPTK will be treated as the “acquired” company, and the Company will be the “acquirer” for accounting and financial reporting purposes. Since CPTK does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, the transaction is accounted for within the scope of IFRS 2, Share-Based Payments. Accordingly, the Business Combination will be treated as the equivalent of the Company issuing shares for the net assets of CPTK, with the fair value of the shares, in excess of the net assets of CPTK, being accounted for as a stock exchange listing expense under IFRS 2. The net assets of CPTK will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Company.

Appraisal or Dissenters’ Rights

Holders of SPAC Ordinary Shares may have appraisal rights in connection with the Merger. The Cayman Islands Companies Act prescribes when shareholder appraisal or dissenters’ rights will be available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Merger Proposal — Appraisal Rights under the Cayman Islands Companies Act”.

Other Agreements Related to the Business Combination Agreement

Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company Requisite Shareholder, CPTK, and the Companies entered into the Shareholder Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Company Requisite Shareholder agreed to (a) vote all Company Shares held by the Company Requisite Shareholder in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) adopt prior to the Closing a written resolution approving the Business Combination Agreement and the other transaction documents and approving the Business Combination and other Transactions and adopting the Company Organizational Documents to be in effect as of the Closing, (c) take all actions reasonably necessary to consummate the Transactions, and (d) not transfer any Company Shares held by the Company Requisite Shareholder, subject to certain exceptions, including agreeing not to commence or support any claim challenging the Transactions or alleging a breach of fiduciary duty in connection therewith.

For more information, see “Certain Agreements Related to the Business Combination — Shareholder Support Agreement.”

Sponsor Support Agreement

The Sponsor, the Companies, CPTK, and certain shareholders of CPTK named therein, have executed the Sponsor Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor and certain other shareholders of CPTK have agreed to (a) vote all of their SPAC Ordinary Shares in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) not demand redemption of, or otherwise seek to exercise any right to redeem, their SPAC Ordinary Shares and not commence or participate in any class action or similar claim relating to the Transactions, (c) take all actions reasonably necessary to consummate the Transactions, and (d) not transfer or redeem any SPAC Ordinary Shares held by them prior to Closing, subject to certain exceptions.

Sponsor Earnout Shares

Pursuant to the Sponsor Support Agreement, the Sponsor also agreed to subject a number of Company Shares that it will receive in the Business Combination as consideration for its SPAC Ordinary Shares as non-accrued “Sponsor Earnout Shares” subject to certain accrual and potential forfeiture restrictions as set forth therein. Fifty percent (50%) of the Sponsor Earnout Shares will accrue on the first date on which the closing price of Company Shares as reported on Nasdaq (or the exchange on which the Company Shares are then listed) is greater than $12.00 per share for any 20 trading days within a consecutive 30-trading day period. The remaining 50% of the Sponsor Earnout Shares will accrue on the first date on which the closing price of Company Shares as reported on Nasdaq (or the exchange on which the Company Shares are then listed) is greater than $14.00 per share for any 20 trading days within a consecutive 30-trading day period. Upon the occurrence of a Change of Control (as defined in the Sponsor Support Agreement) of the Company during the Sponsor Earnout Period in which the consideration payable in respect of the Company Shares equals or exceeds the price thresholds described in the immediately preceding two sentences, the accrual requirements described in the immediately preceding two sentences will be deemed to have been satisfied and accrual of the Sponsor Earnout Shares will be accelerated. Any non-accrued Sponsor Earnout Shares will automatically be forfeited for no consideration if the Sponsor Earnout Shares have not accrued prior to the end of the Sponsor Earnout Period.

For more information, see “Certain Agreements Related to the Business Combination — Sponsor Support Agreement.”

Registration Rights and Lock-up Agreement

At Closing, the Company, the Initial Shareholders, and the Company Shareholders (the Company Shareholders together with the Initial Shareholders are collectively referred to as the “Holders”) will enter into the Registration Rights and Lock-up Agreement, pursuant to which, among other things, effective upon the Closing, the Company will grant the Holders customary demand and piggyback registration rights and the Holders will agree for a period of up to 12 months after Closing not to transfer any equity in the Company acquired by such person in connection with the Business Combination, subject to exceptions. Pursuant to the Registration Rights and Lock-up Agreement, the Company will undertake to, within fifteen (15) Business Days after the Closing Date, file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the following securities held by the Holders and to use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the initial filing thereof, but in no event later than 10 calendar days after the SEC notifies the Company that the SEC will not review the registration statement or that the registration statement will not be subject to further review and comment, (a) Company Warrants converted from Private Warrants (including any Company Shares issuable upon the exercise of any such warrants); (b) any outstanding Company Shares or any other equity security (including Company Shares issued or issuable upon the exercise, exchange, or conversion of any other equity security) of the Company held by a Holder as of the date of the Registration Rights and Lock-up Agreement; (c) any Company Warrants converted from SPAC Warrants (including the Company Shares issued or issuable upon the exercise, exchange, or conversion of any such equity security) issuable upon conversion of any working capital loans made to SPAC by the Sponsor, an affiliate of the Sponsor, or any of SPAC’s officers or directors, if applicable; and (d) any other equity security of the Company issued or issuable with respect to any such Company Shares by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, or reorganization. In certain circumstances, the Holders can demand underwritten offerings and will be entitled to certain customary piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights and Lock-up Agreement, provided, that the Company is not obligated to effect more than an aggregate of three (3) underwritten offerings and is not obligated to effect an underwritten offering within 90 calendar days after the closing of an underwritten offering.

Pursuant to the Registration Rights and Lock-Up Agreement, each Holder agrees to, among other things, not directly or indirectly, tender, transfer, grant, assign, offer, sell, contract to sell, hypothecate, pledge, make any short sale, or otherwise dispose of (including by gift, tender or exchange offer, merger, or operation of law), encumber, hedge, or utilize a derivative to transfer in the economic interest in any equity in the Company acquired by such person acquired by such person in connection with the Business Combination (such securities, the “Lock-up Shares”), without the prior written consent of the Company Board (subject to certain exceptions, including but not limited to, in the case of the Listed Company Individual Holder (as defined in the Registration Rights and Lock-up Agreement), transfers pledged in a bona fide transaction to third parties as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and such Holder and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of such Holder, provided that such pledgee or other party will not foreclose on the Lock-up Shares during the Lock-up Period) during the period commencing on the Closing Date and ending on the earliest of: (i) the date falling 12 months after the Closing Date, and (ii) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange, or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Company Shares for cash, securities, or other property; provided that (x) 50% of the Company Shares shall be released on such date on which the last reported sale price of the Company Shares equals or exceeds $12.50 per the Company Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Company Shares shall be released on the date on which the last reported sale price of the Company Shares equals or exceeds $15.00 per the Company Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date (such period, the “Lock-up Period”).

It is expected that up to an aggregate of 61,653,088 Company Shares will be entitled to registration pursuant to the Registration Rights and Lock Up Agreement, which consist of the following: (a) up to 6,900,000 Company Shares upon conversion at Closing, on a one to one ratio, of the outstanding shares of Class B Ordinary Shares held by the Sponsor and certain members of the CPTK Board and subsequent transferees; (b) up to [    ] Company Shares issuable upon exercise of the [    ] Company Warrants that will be outstanding upon conversion at Closing, on a one to one ratio, of the outstanding 5,013,000 Private Warrants; and (c) up to [    ] Company Shares issued at Closing to the Company Requisite Shareholder as consideration in the Business Combination, assuming (i) $22.54 million of outstanding indebtedness of the Company on a consolidated basis at Closing, (ii) $0.02 million of cash and cash equivalents of the Group Companies on a consolidated basis at Closing, and (iii) no filing fees are paid by the Company in connection with the proxy statement/prospectus.

For more information, see “Certain Agreements Related to the Business Combination — Registration Rights and Lock-up Agreement.”

Company Warrant Amendment

At Closing, the Company, CPTK, and Continental will enter into the Warrant Assumption Agreement. Such agreement will amend the SPAC Warrant Agreement, as CPTK will assign all its rights, title, and interest in the SPAC Warrant Agreement to the Company. Pursuant to the Warrant Assumption Agreement, the SPAC Warrants will no longer be exercisable for shares of Class A Ordinary Shares, but instead will be exercisable for Company Shares on substantially the same terms that were in effect prior to the Effective Time under the terms of the SPAC Warrant Agreement. For a more detailed description of the terms of the Company Warrant Agreement, see “Description of the Company’s Securities.”

For more information, see “Certain Agreements Related to the Business Combination — Company Warrant Amendment.”

Note Purchase Agreement

On June 2, 2025, the Company entered into the June 2025 NPA, pursuant to which the Company agreed to issue the Notes to each of Sponsor and an affiliate of the Co-Sponsor. The sale of the Notes to the Co-Sponsor affiliate closed on July 2, 2025, the execution date of the Business Combination Agreement, with an initial principal amount of $500,000 (currently $522,500 as of January 2, 2026), and the sale of the Note to Sponsor closed on February 13, 2026, the date of confidential submission of this proxy statement/prospectus, with an initial principal amount of $250,000. The Notes are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions. The Conversion Shares will not be subject to any lock-up or other restrictions set forth in the BCA, with exceptions of limitations applicable by law.

For more information, see “Certain Agreements Related to the Business Combination — Note Purchase Agreement.”

Interests of CPTK’s Directors and Officers in the Business Combination

When considering the CPTK Board’s recommendation that CPTK’s shareholders vote in favor of the approval of the Business Combination Proposal and the other Proposals presented for shareholder approval in this proxy statement/prospectus, CPTK’s shareholders should be aware that the Sponsor and CPTK’s current and former executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of CPTK’s other shareholders generally. The CPTK Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to CPTK’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination or to exercise their rights of redemption. These interests include:

•        the beneficial ownership of the Sponsor, co-Sponsor and certain members of the CPTK Board and advisors, and our Anchor Investor of an aggregate of (a) 6,900,000 shares of Class B Ordinary Shares, which were acquired for an aggregate purchase price of approximately $25,000 prior to the IPO, which shares would likely be worthless if CPTK is unable to effectuate an initial business combination by the Business Combination Deadline (unless such date is extended in accordance with the SPAC Charter) and CPTK is therefore required to liquidate, as shares of Class B Ordinary Shares are not entitled to participate in any redemption or liquidation of the Trust Account and (b) (i) 5,013,333 Private Warrants, which were acquired for an aggregate purchase price of approximately $7.52 million simultaneously with the consummation of the IPO (as described further under “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which warrants would become worthless if CPTK does not complete an initial business combination within the Business Combination Deadline;

•        CPTK’s CEO Michael Minnick is a member of the Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Sponsor and CPTK’s Chairman Richard Chera is a member of the Co-Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Co-Sponsor and certain of CPTK’s independent directors and Anchor Investors hold SPAC Ordinary Shares;

•        the continued indemnification of current directors and officers of CPTK and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that the Sponsor and CPTK’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•        Mr. Chera, CPTK’s former CEO and current chairman, is entitled to repayment of a $1,000,000 amended and restated promissory note, effective as of February 10, 2026, payable on the earlier of December 31, 2026, the closing of a business combination or the winding up of CPTK;

•        the fact that at the Closing, the BCA Note Investor (an entity affiliated with Mr. Chera) and the F-4 Note Investor (an entity affiliated with Mr. Minnick), both affiliates of CPTK, have been issued convertible promissory notes by the Company which, subject to the receipt of approval from the TSX-V, which has been obtained, entitle them to 12% interest, 9% payable in kind and 3% cash, on the aggregate principal amount of their respective notes, payable on the semiannual date and at the respective maturity date. To date, the BCA Note Investor has received from the Company $7,500 cash and $22,500 has been added to the principal amount of the BCA Note resulting in a BCA Note outstanding principal balance of $522,500. The Notes are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions. The Conversion Shares will not be subject to any lock-up or other restrictions set forth in the Business Combination Agreement, with exceptions of limitations applicable by law;

•        the fact that at the Closing, the Company, the Sponsor, the Co-Sponsor, the BCA Note Investor and the F-4 Note Investor and certain of CPTK’s current and former directors and officers will enter into the Registration Rights and Lock-Up Agreement, which, among other things, provide customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the Company Shares held by such parties following the consummation of the Business Combination;

•        the fact that CPTK’s CEO and an affiliated entity of the CEO entered into the June 2025 Letter Agreement with the Investor. The June 2025 Letter Agreement includes a put option buyout by CPTK’s CEO and/or an affiliated entity of the CPTK CEO in the event if for any reason whatsoever the BCA Note Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by the Company;

•        the fact that the Sponsor has agreed to transfer 2,500 Class B Ordinary Shares per month for every month that elapses from February 2026 until the consummation of the Business Combination to an unaffiliated third party if the Business Combination closes in consideration for Mr. Chera’s extension of his amended and restated promissory note;

•        the fact that the Sponsor, an affiliate of the Sponsor or CPTK’s officers and directors may, but are not obligated to, provide working capital loans to CPTK. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into private placement warrants to purchase shares of Class A Ordinary Shares at a price of $1.50 per warrant. If CPTK completes a business combination, CPTK will repay the working capital loans out of the proceeds of the Trust Account released to the Company. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, CPTK may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. As of December 31, 2025, approximately $766,897 of working capital loans payable to the Sponsor were outstanding; and

•        the fact that the Sponsor and CPTK’s officers and directors will lose their entire investment in CPTK if an initial business combination is not completed prior to the Business Combination Deadline.

These interests may influence CPTK’s directors in making their recommendation to vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. You should also read the section entitled “The Business Combination — Interests of CPTK’s Directors and Officers in the Business Combination.”

Interests of the Company’s Officers and Directors in the Business Combination

The Company and its officers and directors have financial interests that are different from, or in addition to, the interests of unaffiliated CPTK Shareholders, which could cause the Company to pursue terms in the Business Combination that are less favorable to non-redeeming shareholders; the Company’s directors and officers do not owe a fiduciary duty to CPTK Shareholders. The anticipated continuation of the Company’s existing directors and officers, Messrs. Dawes and Lemon, as directors and officers of the Company, may entitle such directors and officers to receive cash fees, stock options, stock awards, or other renumeration that the Company Board determines to pay them for their services as directors and officers.

Compensation Received by the Sponsor and Independent Directors

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsors and their current and former affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by CPTK to the Sponsors and its current and former affiliates and the price paid or to be paid for such securities or any related financing transaction.

	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
Sponsors and Anchor Investor	6,650,000 Company Shares upon conversion of the shares of 6,650,000 Class B Ordinary Shares held by the Sponsor (5,662,000), Co-Sponsor (298,000), Anchor Investor (690,000) and inclusive of the Sponsor Earnout as of December 31, 2025	$24,094
	417,117 Company Shares upon conversion of 417,117 Class A Ordinary Shares held by Anchor Investor	$4,171,170

	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration Paid or to be Paid
	5,013,000 Company Warrants held by the Sponsor (250,667), Co-Sponsor (3,760,000) and Anchor Investor (1,002,666) upon conversion of the 5,013,000 Private Warrants	$7,520,000
Co-Sponsor	$1,000,000 repayment pursuant to the Third A&R Note Repayment of $522,500 BCA Note by Company or Conversion into 104,500 Company Shares	$1,000,000 $500,000
Sponsor

Repayment of $250,000 F-4 Note by Company or Conversion into 50,000 Company Shares

Reimbursement for out-of-pocket expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combination

$250,000 The expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combination
CPTK Independent Directors	300,000 Company Shares to each of CPTK’s current and former independent directors upon conversion of the 300,000 Class B Ordinary Shares held by such person	None

The securities issuable to the Sponsor and its affiliates may result in the material dilution of the equity interests of the non-redeeming holders Class A Ordinary Shares. See the Question “What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus and exercise their Redemption Rights?”

Redemption Rights

In connection with the Business Combination, holders of Class A Ordinary Shares may demand that all or a portion of such shares be redeemed in exchange for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Class A Ordinary Shares, provided that such CPTK Shareholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the CPTK Shareholder vote on the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. For illustrative purposes, based on funds in the Trust Account of approximately $5.8 million (after giving effect to franchise and income taxes payable) on December 31, 2025, the estimated per share redemption price would have been approximately $11.79 See “The Extraordinary General Meeting — Redemption Rights.”

PIPE Investment

In connection with the Business Combination, the Company and CPTK expect to enter into the PIPE Investment with certain investors in connection with the Closing in a separate private placement transaction. As of the date of this proxy statement/prospectus, there are no commitments for a PIPE Investment. The final form and terms of any PIPE Investment will be subject to negotiation between CPTK, the Company and the applicable investors. This proxy statement/prospectus does not constitute an offer to sell nor is soliciting an offer to buy any securities in connection with the PIPE Investment. If the amount from the PIPE Investment, if any, together with the cash held in the Trust Account after redemptions, is not sufficient to meet the Minimum Cash Condition, the Company would not be obligated to consummate the Business Combination and may refuse to close.

Pro Forma Ownership of Company

Upon consummation of the Business Combination, the post-Closing share ownership of Company under (1) the No Redemptions Scenario and (2) the Maximum Redemptions Scenario (assuming redemptions result in a trust account balance of $618,800), excluding the dilutive effect of Public Warrants, Private Warrants and Earnout Shares would be as follows:

Voting Interests in Company

	No Redemptions(1)		Maximum Redemptions(2)
	Shares	%	Shares	%
CPTK Shareholders	491,806	1.0%	52,500	0.1%
Sponsors and Anchor Investor	6,650,000	14.0%	6,650,000	14.1%
Convertible Notes Shares(3)	404,500	0.9%	404,500	0.9%
PIPE Investment(4)	2,300,000	4.8%	2,300,000	4.9%
Company Requisite Shareholder(5)	37,593,449	79.2%	37,593,449	80.0%
Total	47,439,755	100.0%	47,000,449	100.0%

Potential sources of dilution:
Public Warrants	9,200,000	14.9%	9,200,000	15.0%
Private Warrants(6)	5,013,333	8.1%	5,013,333	8.2%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that the Maximum Redemption of Public Shareholders, holding 439,306 Class A Ordinary Shares, will exercise their redemption rights for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025.

(3)      Includes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes and 250,000 shares to be transferred to Convertible Notes investors pursuant to the side letter agreement dated June 2, 2025 (the “June 2025 Side Letter”), shares to be transferred by CIIG Management III LLC.

(4)      Assumes anticipated shares to be issued for a $23.0 million PIPE Investment. For pro forma purposes the shares to be issued was determined using $10.00 per share.

(5)      Assumes (i) there is $22,541,902 of indebtedness and $21,390 of cash at the Company and its direct and indirect subsidiaries as of immediately prior to the Effective Time (subject to certain exceptions).

(6)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

Dilution

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	No Redemptions(1)		Maximum Redemption(2)
	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share
CPTK net tangible book value per share as of September 30, 2025 (unadjusted)	7,391,806	$0.11	7,391,806	$0.11
Accretion (Dilution) of CPTK Shareholders assuming the Redemption of Shares	7,391,806	$0.11	6,952,500	$(0.63)
Accretion (Dilution) of CPTK Shareholders assuming the PIPE Investment(3)	9,691,806	$2.46	9,252,500	$2.01
Accretion (Dilution) of CPTK Shareholders assuming CPTK Transaction Expenses(4)	9,691,806	$1.69	9,252,500	$1.21
Accretion (Dilution) of CPTK Shareholders assuming the Exercise of Public Warrants(5)	18,891,806	$0.86	18,452,500	$0.60
Accretion (Dilution) of CPTK Shareholders assuming the Sponsor exercises Private Warrants(6)(7)	23,905,139	$0.68	23,465,833	$0.48

Initial offering price of CPTK		$10.00		$10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		$0.68		$0.48
Dilution to non-redeeming shareholders		$(9.32)		$(9.52)

____________

(1)      This scenario assumes that no Class A Ordinary Shares are redeemed, which is a redemptions scenario that could occur.

(2)      This scenario assumes that 439,306 of Class A Ordinary Shares, or 89% of the Public Shares, are redeemed for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(3)      Assumes a $23.0 million PIPE Investment issued as Class A Ordinary Shares at $10.00 per share.

(4)      Assumes CPTK’s transaction fees for the Business Combination are approximately $7.483 million.

(5)      Assumes 9,200,000 Public Warrants are exercised at an exercise price of $11.50 per share.

(6)      Assumes 5,013,333 Private Warrants are exercised at an exercise price of $11.50 per share.

(7)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

Board of Directors and Management of the Company Following the Business Combination

At the Effective Time, the Company Board is expected to be comprised of up to five members, including, Alexander Lemon, William Dawes, [    ], [    ], and [    ]. Following the Business Combination, the executive officers of the Company will be Alexander Lemon as Chief Executive Officer, William Dawes as President and [    ] as Chief Financial Officer. For a detailed discussion of the management of the Company after the Business Combination, see “Management of the Company After the Business Combination.”

Other Proposals to be presented at the Extraordinary General Meeting

In addition to the Business Combination Proposal, CPTK Shareholders will be asked to vote on the Merger Proposal, the Non-Binding Governance Proposals, the Equity Incentive Plan Proposal, and the Adjournment Proposal. For more information about these proposals, see “Proposal No. 2 — The Merger Proposal,” “Proposal No. 3 — The Non-Binding Governance Proposals,” “Proposal No. 4 — The Equity Incentive Plan Proposal,” and “Proposal No. 5 — The Adjournment Proposal.”

Date, Time and Place of the Extraordinary General Meeting

The Extraordinary General Meeting will be held on [    ], 2026, at [    ] a.m., Eastern time, conducted via live webcast at the following address: [    ]. You will need the control number that is printed on your proxy card to enter the Extraordinary General Meeting. CPTK recommends that you log in at least 15 minutes before the Extraordinary General Meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the Extraordinary General Meeting in person.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned SPAC Ordinary Shares at the close of business on [    ], 2026, which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each SPAC Ordinary Share that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 7,391,806 SPAC Ordinary Shares outstanding.

Currently, the Initial Shareholders own approximately 93% of CPTK’s issued and outstanding SPAC Ordinary Shares, including all of the Class B Ordinary Shares, and the Initial Shareholders, including the directors and officers of CPTK, have agreed to vote any Class B Ordinary Shares owned by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. CPTK’s issued and outstanding warrants do not have voting rights at the Extraordinary General Meeting.

Solicitation of Proxies and Revoking your Proxy

Proxies may be solicited by mail. CPTK will pay the cost of soliciting proxies for the Extraordinary General Meeting. CPTK has engaged Sodali & Co. to assist in the solicitation of proxies for the Extraordinary General Meeting. If a shareholder grants a proxy, it may revoke it at any time before the Extraordinary General Meeting or at such meeting. For additional information see “The Extraordinary General Meeting — Revoking Your Proxy.”

Quorum and Required Vote for the Proposals

No business shall be transacted at any general meeting of CPTK unless a quorum is present. The holders of a majority of the SPAC Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

Approval of the Business Combination Proposal will require an ordinary resolution pursuant to the SPAC Charter, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the SPAC Charter, being the affirmative vote of shareholders holding at least two-thirds of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the holders of SPAC Ordinary Shares.

Approval of each of the Non-Binding Governance Proposals will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Non-Binding Governance Proposals are conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Non-Binding Governance Proposals will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Equity Incentive Plan Proposal will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Equity Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if it is approved by holders of SPAC Ordinary Shares.

The Adjournment Proposal, if presented, will require an ordinary resolution, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Accordingly, a CPTK Shareholder’s failure to vote by proxy or in person (including virtually) at the Extraordinary General Meeting will not be counted towards the number of SPAC Ordinary Shares required to validly establish a quorum and, if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on such proposals. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will be counted for purposes of establishing a quorum. For purposes of approval, an abstention or failure to vote will have no effect on any of the Proposals.

Recommendation to CPTK Shareholders

The CPTK Board believes that each of the Business Combination Proposal, the Merger Proposal, the Non-Binding Governance Proposals, the Equity Incentive Plan Proposal, and Adjournment Proposal, is in the best interests of CPTK and its shareholders and recommends that its shareholders vote “FOR” each of the proposals to be presented at the Extraordinary General Meeting.

Reasons for the Approval of the Business Combination

After careful consideration, the CPTK Board recommends that CPTK Shareholders vote “FOR” each proposal being submitted to a vote of the CPTK Shareholders at the Extraordinary General Meeting. The CPTK Board considered a number of positive factors including, but not limited to, (i) the Company’s advanced stage of development supported by comprehensive technical reports for Songwe Hill (pursuant to Regulation S-K 1300), the Songwe Hill approved ESHIA and the MDA with the Malawi Government, as well as the pre-feasibility study for the Proposed Pulawy Separation Plant, (ii) the attractive market opportunity for rare earth element mining and separation, including strong projected global demand for TREO and permanent magnet materials, (iii) the Company’s vertically integrated ecosystem combining Songwe Hill Feedstock with the Proposed Pulawy Separation Plant’s contemplated separation capabilities, (iv) the favorable logistics, permitting progress, and cost profile associated with operations in Malawi and Pulawy, Poland, (v) the Company’s defensible market position supported by competitive process design, including the nitrate-based separation process and anticipated environmental advantages, (vi) the strength, experience, and demonstrated execution capability of the Company’s management team, (vii) the Company’s anticipated ability to benefit from access to U.S. public capital markets, including the potential for improved liquidity and investor coverage, (viii) the potential to unlock hidden or unrealized value given the Company’s expected capital needs and net present value metrics reviewed by the CPTK Board, (ix) the Company’s embedded expansion opportunities and potential for future operational improvements, (x) the Company Requisite Shareholder rolling 100% of its equity, evidencing strong commitment to the combined company, and (xi) the reasonableness of the financial analysis reviewed by the CPTK Board. The CPTK Board also gave consideration to a variety of uncertainties, risks, and other potentially negative factors concerning the Business Combination, including, but not limited to, (i) the risk that anticipated benefits or projected performance may not be achieved, or may not be achieved on the expected timeline, (ii) the Company’s status as a development-stage, pre-revenue enterprise with risks inherent in scaling mining and separation assets, (iii) the risks and costs to CPTK if the Business Combination is not completed, including the potential liquidation of CPTK, (iv) the requirement for CPTK Shareholder approval, (v) the need for satisfaction of closing conditions outside the parties’ control, (vi) the possibility of litigation relating to the Business Combination, (vii) the fees and expenses associated with the transaction, (viii) the absence of a third-party valuation or fairness opinion, (ix) the fact that CPTK Shareholders will hold a minority interest in the Company post-Closing, (x) listing-related readiness risks associated with preparing the Company to operate as a public company, and (xi) various additional risks described in the “Risk Factors” section of the proxy statement/prospectus. For a more detailed description of CPTK’s reasons for the approval of the Business Combination and the recommendation of the CPTK Board, see “The Business Combination — The CPTK’s Board’s Reasons for Approval of the Business Combination.”

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of CPTK’s 491,806 outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination and (ii) assuming that 439,306 of CPTK’s outstanding shares of Class A Ordinary Shares are redeemed in connection with the Business Combination (the maximum redemption scenario resulting in $618,800 remaining in the trust account). For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

No Redemption

Sources of Funds (in millions)		Uses (in millions)
Company Requisite Shareholder Rollover Equity(1)	$375.9	Company Requisite Shareholder Rollover Equity(1)	$375.9
Proceeds from PIPE Investment(2)	23.0	Cash to Balance Sheet	11.0
Proceeds from Trust Account	5.8	Transaction Expenses(3)	18.5
Convertible Notes(4)	0.8
Total Sources	$405.5	Total Uses	$405.5

____________

(1)      Units issued to Company Requisite Shareholder are at a deemed value of $10.00 per unit. Assumes 37,593,449 of Company Shares issued to Company Requisite Shareholder, which is net of $22,541,902 of indebtedness and $21,390 of cash at the Company, and which is also net of 154,500 shares of Company Requisite Shareholder shares underlying $750,000 of Convertible Notes. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Assumes a $23.0 million PIPE Investment with 2,300,000 Class A Ordinary Shares issued at $10.00 per share.

(3)      Represents an estimated amount inclusive of printing, legal, accounting fees, advisory and other expenses to be paid upon the closing of the Business Combination.

(4)      Represents the issuance of 154,500 in Company Shares for the conversion of the Convertible Notes at a deemed value of $10.00 per share. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Maximum Redemption

Sources of Funds (in millions)		Uses (in millions)
Company Requisite Shareholder Rollover Equity(1)	$375.9	Company Requisite Shareholder Rollover Equity(1)	$375.9
Proceeds from PIPE Investment(2)	23.0	Cash to Balance Sheet	5.8
Proceeds from Trust Account	0.6	Transaction Expenses(3)	18.5
Convertible Notes(4)	0.8
Total Sources	$400.3	Total Uses	$400.3

____________

(1)      Units issued to Company Requisite Shareholder are at a deemed value of $10.00 per unit. Assumes 37,593,449 of Company Shares are issued to Company Requisite Shareholder, which is net of $22,541,902 of indebtedness and $21,390 of cash at the Company and which is also net of 154,500 shares of Company Requisite Holder Company Shares underlying $750,000 of Convertible Notes. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Assumes a $23.0 million PIPE Investment with 2,300,000 Class A Ordinary Shares issued at $10.00 per share.

(3)      Represents an estimated amount inclusive of printing, legal, accounting fees, advisory and other expenses to be paid upon the closing of the Business Combination.

(4)      Represents the issuance of 150,000 in Company Shares for the conversion of the Convertible Notes at a deemed value of $10.00 per share. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Summary Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to CPTK and the Company are summarized below:

CPTK

•        CPTK may not be able to consummate an initial business combination by the Business Combination Deadline, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Ordinary Shares and liquidate, in which case the shareholders of CPTK may only receive $10.00 per share, or less than such amount in certain circumstances, and the SPAC Warrants will expire worthless.

•        Public Shareholders of CPTK will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Shareholders of CPTK may be forced to sell their Class A Ordinary Shares or SPAC Warrants, potentially at a loss.

•        CPTK Shareholders may be held liable for claims by third parties against CPTK to the extent of distributions received by them upon redemption of their shares.

•        The Sponsor, officers and directors have potential conflicts of interest in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

•        Public Shareholders of CPTK will experience immediate dilution as a consequence of the issuance of Company Shares as consideration in the Business Combination and due to future issuances pursuant to the Equity Incentive Plan and the Company Warrants. Having a minority stock ownership position may reduce the influence that CPTK’s current shareholders have on the management of the Company.

•        CPTK or the Company may waive one or more of the conditions to the Business Combination.

The Company

•        The Company is developing both the Songwe Hill mine and the Proposed Pulawy Separation Plant, neither of which is in production, and the Company has no history of commercial operations.

•        The Company must secure significant additional capital for project development, and such funding may not be available on acceptable terms or at all.

•        The Company’s lack of operating history limits the reliability of any forward-looking forecasts, production estimates, or business plans.

•        The Company’s projects may experience delays, cost overruns, technical challenges, or failure to achieve commercial operation.

•        The Company may not be able to generate positive cash flow, profitability, or sustainable revenues from mixed rare earth carbonate or rare earth oxide production.

•        The Company’s projects may be exposed to construction delays, unforeseen expenses, and other complications that may materially increase costs and postpone revenue generation.

•        Mining, beneficiation, and separation activities are inherently hazardous and may result in accidents, safety incidents, environmental liabilities, and operational disruptions.

•        Demand for and prices of MREC and separated REO are volatile and may negatively affect the Company’s profitability.

•        The Company currently has no definitive off-take agreements or committed customers for future production.

•        The Company’s business depends on the continued growth of industries that use REO, including electric vehicles, wind turbines, robotics, medical technologies, and defense systems.

•        Global increases in REO supply, dumping, or predatory pricing by competitors or state-supported entities may reduce the Company’s margins or market share.

•        The Company’s proposed sales arrangement for MREC with an affiliate may require approval by the Government of Malawi and such approval may be withheld or conditioned.

•        The Company’s mineral resource and reserve estimates may differ materially from actual recoveries, and the Company’s Life-of-operations estimates may prove inaccurate or uneconomic.

•        The Company’s ability to replenish Mineral Reserves depends on exploration success, which is inherently uncertain, costly, and often unproductive.

•        The Company must obtain and maintain valid mining licenses, permits, approvals, and authorizations in Malawi and Poland; delays or denials could materially impact the business.

•        Theft of MREC, separated REO, reagents, consumables, or equipment may occur and is difficult to control.

•        The Company’s assets and operations are subject to political, legal, economic, and regulatory uncertainties in Malawi and Poland and the broader relevant regions due to potential geopolitical instability.

•        Investor perceptions of emerging-market risk in Malawi may reduce investor appetite for the Company’s securities.

•        While the Company has entered into a Mining Development Agreement with the Government of Malawi, it does not yet hold a mining license for Songwe Hill, and the Company’s rights currently depend on retention licenses that may not be renewed or may be revoked.

•        The rare earth industry is highly competitive, and new entrants, consolidation, or low-cost producers may adversely impact the Company’s ability to compete.

•        The Company may not be able to identify, acquire, or successfully integrate acquisition opportunities.

•        Joint ventures, partnerships, and acquisitions may not perform as expected and may introduce additional regulatory and operational risks.

•        Changes in international trade policies, tariffs, export controls, or geopolitical tensions may disrupt supply chains and affect the Company’s competitiveness.

•        Production of rare earth materials is capital-intensive, and insufficient capital could impair the Company’s ability to develop or expand operations.

•        The Company’s capital requirements for the projects may materially exceed current estimates, and the Company depends on access to capital markets to fund development.

•        If additional financing is unavailable, the Company may be forced to curtail operations, delay development, or alter its business plan.

•        The Company does not expect to pay dividends in the foreseeable future following the Business Combination.

•        Underperformance of the Company’s assets may require impairment charges that could materially affect financial results.

•        Rapid growth or scaling could strain operational and administrative resources and negatively impact the Company’s performance.

•        Disruptions or shortages in electricity, water, or other utilities could delay or halt operations and increase costs, and rising electricity, water, or other input costs may reduce the Company’s profitability.

•        Transportation disruptions, cost increases, or damage/loss during shipment may impair the Company’s ability to deliver products.

•        Failure to produce REO to required customer specifications could limit market acceptance and reduce the Company’s revenues.

•        Work stoppages, labor disputes, or shortages of skilled technicians and engineers may hinder the Company’s development, construction, and operations.

•        The Company’s business depends on retaining key personnel and attracting new qualified personnel in a highly competitive talent environment.

•        The Company’s success depends on maintaining constructive relationships with and limiting negative impacts to local communities and stakeholders, and disputes may disrupt operations.

•        The Company may continue to experience negative operating cash flows and face substantial doubt about its ability to continue as a going concern without additional financing, which it may not be able to obtain on acceptable terms or at all.

•        The Company may continue to experience negative operating cash flows and face substantial doubt about its ability to continue as a going concern without additional financing.

•        There can be no assurance that the Company will be listed on or, if listed, will be able to comply with the continued listing standards of Nasdaq.

Selected Historical Financial Data of CPTK

The following tables set forth selected historical financial data for CPTK derived from CPTK’s audited financial statements as of and for the fiscal years ended December 31, 2024 and 2023 and CPTK’s interim unaudited condensed financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and June 30, 2024, each of which is included elsewhere in this proxy statement/prospectus. Such interim unaudited condensed financial statements have been prepared on a basis consistent with CPTK’s audited financial statements and should be read in conjunction with the interim unaudited condensed financial statements and audited financial statements and related notes included elsewhere in this proxy statement/prospectus. The historical financial statements of CPTK have been prepared in accordance with GAAP.

The historical results included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of CPTK, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year or any future period. You should read the following selected financial data in conjunction with CPTK’s historical financial statements and related notes and the section entitled “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. All amounts are in U.S. dollars. Certain amounts that appear in this section may not sum due to rounding.

Statement of Operations Information

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2024	2023
Loss from operations	$(1,778,256)	$(428,256)	$(700,481)	$(2,112,830)
Net (loss) income	$(1,916,805)	$(98,021)	$(204,458)	$523,546
Weighted average redeemable shares outstanding – basic and diluted	507,228	2,471,177	1,661,751	6,697,135
Basic and diluted net (loss) income per redeemable share	$(0.26)	$(0.01)	$(0.02)	$0.04
Weighted average non-redeemable shares outstanding – basic and diluted	6,900,000	6,900,000	6,900,000	6,900,000
Basic and diluted net (loss) income per non-redeemable ordinary share	$(0.26)	$(0.01)	$(0.02)	$0.04

Balance Sheet Information

	As of June 30,		As of December 31,
	2025	2024	2024	2023
Investments held in Trust Account	$5,674,134	$22,047,210	$5,804,083	45,065,840
Total assets	$5,678,697	$22,055,010	$5,806,102	45,069,313
Total liabilities	$4,795,938	$2,713,175	$2,979,619	2,280,592
Class A Ordinary Shares subject to possible redemption	$5,674,134	$22,047,210	$5,804,083	45,065,840
Total Shareholders’ Deficit	$(4,791,375)	$(2,705,375)	$(2,977,600)	(2,277,119)

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF the Company

The following tables set forth summary consolidated historical financial data for the Company derived from the Company’s audited financial statements as of and for the fiscal years ended December 31, 2024 and 2023 and the Company’s interim unaudited condensed financial statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and June 30, 2024, each of which was prepared in accordance with IFRS, as issued by the IASB, and is included elsewhere in this proxy statement/prospectus. Such interim unaudited condensed financial statements have been prepared on a basis consistent with the Company’s audited financial statements and should be read in conjunction with the audited financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of the Company, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year or any future period. You should read the following summary historical consolidated financial data in conjunction with the Company’s historical financial statements and related notes and the sections entitled “Risk Factors — Risks Related to the Company” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. All amounts are in U.S. dollars. Certain amounts that appear in this section may not sum due to rounding.

Summary of Profit or Loss and Other Comprehensive Income (Loss) Data

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2024	2023
Expenses
General and administrative	$(525,156)	$(75,496)	$(243,100)	$(599,364)
Mineral project expenditures	(50,721)	(63,010)	(85,319)	(341,971)
Total Expenses	(575,877)	(138,506)	(328,419)	(941,335)
Other items
Interest Income	5	—	(14)	15
Foreign exchange gain/(loss)	(3,514)	(144,718)	692	14,874
Loss before tax	(579,386)	(283,224)	(329,097)	(926,446)
Income tax	—	—	—	—
Loss after tax	(579,386)	(283,224)	(329,097)	(926,446)
Loss attributable to
Common shareholders	(579,386)	(283,224)	(329,097)	(926,446)
Attributable loss	(579,386)	(283,224)	(329,097)	(926,446)
Other comprehensive profit/(loss)
Items that may be reclassified subsequently to net loss:
Exchange difference on translating foreign operations	61,052	(9,101)	(162,260)	(2,796,013)
Total comprehensive loss	$(518,334)	$(292,325)	$(491,357)	(3,722,459)
Total comprehensive loss attributable to
Common shareholders	(518,334)	(292,325)	(491,357)	(3,722,459)
Attributable comprehensive loss	$(518,334)	$(292,325)	$(491,357)	(3,722,459)

Summary of Statement of Cash Flows Data

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2025	2024	2024	2023
Cash flow used by operating activities	$(598,531)	$(324,112)	$(444,560)	$(1,680,190)
Cash flow used by investing activities	(149,039)	(11,136)	(61,824)	(333,458)
Cash flow generated by financing activities	597,821	4,367	413,627	2,185,453

Summary of Financial Position Data

	As of June 30,		As of December 31,
	2025	2024	2024	2023
Total assets	$990,571	$969,065	$969,065	$1,011,882
Total liabilities	22,952,826	22,360,009	22,360,008	22,080,110
Total shareholders’ deficit	(21,962,255)	21,390,943	(21,390,943)	(21,068,228)

SUMMARY Unaudited Pro Forma Condensed CONSOLIDATED
Combined Financial Information

The following summary unaudited pro forma condensed consolidated combined financial data (the “summary pro forma data”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.” The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, while CPTK is the legal acquirer, it will be treated as the “acquired” company, and the Company will be the “acquirer” for accounting and financial reporting purposes. Since CPTK does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, the transaction is accounted for within the scope of IFRS 2, Share-Based Payments. Accordingly, the Business Combination will be treated as the equivalent of the Company issuing shares for the net assets of CPTK, with the fair value of the shares, in excess of the net assets of CPTK, being accounted for as a stock exchange listing expense under IFRS 2. The net assets of CPTK will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Company.

The summary unaudited pro forma condensed consolidated combined statement of profit or loss data for the year ended December 31, 2024, and for the six months ended June 30, 2025, gives pro forma effect to the Business Combination and related transactions as if they had been consummated on January 1, 2024. The summary unaudited pro forma condensed consolidated combined statement of financial position as of June 30, 2025 gives pro forma effect to the Business Combination and related transactions as if they had been consummated on June 30, 2025.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed consolidated combined financial information and accompanying notes, appearing elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed consolidated combined financial information is based upon, and should be read in conjunction with, the historical financial statements of CPTK and related notes, and the historical financial statements of the Company and related notes included elsewhere in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or statement of profit or loss actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the Business Combination and related transactions, assuming three redemption scenarios as follows:

•        Assuming No Additional Redemptions:    This scenario assumes that none of CPTK’s existing Public Shareholders exercise their Redemption Rights in connection with the Business Combination with respect to their Public Shares.

•        Assuming Maximum Redemptions:    This scenario assumes that all Public Shares are redeemed in connection with the Business Combination. The number of shares redeemed reflects the maximum number of Public Shares that can be redeemed and assumes the amount of the PIPE Investment will equal or exceed the amount required to satisfy the Minimum Cash Condition. The Minimum Cash Condition takes into account the sum of the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the amount required to satisfy the amount payable to Public Shareholders exercising their Redemption Rights) plus the aggregate financing amounts under all PIPE Investments.

($ in thousands, except share and per share data)	Pro Forma Combined (Assuming No Additional Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Consolidated Combined Statement of Profit or Loss for the Year Ended December 31, 2024
Operating loss	$(78,094)	$(78,879)
Net loss	$(78,708)	$(79,493)
Comprehensive loss	$(78,537)	$(79,322)
Loss per common share – basic and diluted	$(1.66)	$(1.69)
($ in thousands, except share and per share data)	Pro Forma Combined (Assuming No Additional Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Consolidated Combined Statement of Profit or Loss for the Six Months Ended June 30, 2025
Operating loss	$(2,433)	$(2,433)
Net loss	$(2,634)	$(2,634)
Comprehensive loss	$(2,687)	$(2,687)
Loss per common share – basic and diluted	$(0.06)	$(0.06)
($ in thousands, except share and per share data)	Pro Forma Combined (Assuming No Additional Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Consolidated Combined Statement of Financial Position as of June 30, 2025
Total assets	$14,323	$9,145
Total liabilities	$22,988	$22,988
Total shareholders’ deficit	$(8,665)	$(13,843)

Cautionary Note Regarding Forward-Looking Statements

This proxy statement/prospectus contains a number of forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding CPTK’s or the Company’s future financial position, results of operations, business strategy and plans and objectives of their respective management teams for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements include, without limitation, the Company’s, CPTK’s, or their respective management teams’ expectations concerning the outlook for their business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future geopolitical, environmental, and market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, capital expenditure plans and timeline, 2025 and 2026 estimates of financial and operational performance, economic outlook for the REE mining industry, mineral reserve and resource estimates, net present value and internal rate of return estimates, capital and operational expenditure estimates, outlook for investing in Malawi and Poland, expectations regarding REE prices and exchange rates, production, total cash costs, all-in costs, cost savings and other operating results, productivity improvements, expected net proceeds, the ability of the Company to utilize certain projection development financing from the U.S. Development Finance Corporation (the “DFC”) to advance its activities, the provision of additional funding by the DFC, expected additional funding, the percentage of redemption of SPAC’s Public Shareholders, growth prospects and outlook of the Company’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of the Company’s exploration projects, future listing of the Company on Nasdaq, as well as any information concerning possible or assumed future results of operations of the Company as set forth in the sections of this proxy statement/prospectus. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

The forward-looking statements are based on the current expectations of the respective management teams of CPTK and the Company, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors,” those discussed and identified in public filings made with the SEC by CPTK and the following important factors:

•        the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CPTK’s securities;

•        the risks that the Business Combination may not be completed by the Business Combination Deadline, or at all, and the potential failure to obtain an extension of the Business Combination Deadline if sought by CPTK or the Company;

•        the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by Public Shareholders and the Company Requisite Shareholder, the satisfaction of the $5 million Minimum Cash Condition, and the receipt of required regulatory approvals;

•        market risks, including the price of rare earth materials;

•        the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement;

•        the effect of the announcement or pendency of the Business Combination on the Company’s business relationships, performance, and business generally;

•        the outcome of any legal proceedings that may be instituted against the Company or CPTK related to the Business Combination Agreement or the Business Combination;

•        failure to realize the anticipated benefits of the Business Combination;

•        the inability to effect and maintain the quotation of CPTK’s securities on the OTC Markets or to meet listing requirements and maintain the listing of the Company’s securities on Nasdaq;

•        the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which the Company operates and plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, macro-economic and social environments affecting its business, and changes in the combined capital structure;

•        the inability of the Company to implement business plans, forecasts, and other expectations after the completion of the Business Combination, identify and realize additional opportunities, and manage its growth and expanding operations;

•        the risk that the Company may not be able to successfully develop its assets, including with respect to Songwe Hill and the Proposed Pulawy Separation Plant;

•        the risk that the Company will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

•        the potential for geopolitical instability in Europe, the political and social risks of operating in Malawi or Poland, and geopolitical impacts on markets and tariffs;

•        the operational hazards and risks that the Company faces; and

•        the risk that additional financing in connection with the Business Combination may not be raised on favorable terms in a sufficient amount to satisfy the minimum $5 million (post-redemption) Minimum Cash Condition to the Business Combination Agreement, or at all.

The risks outlined above and others described under the section entitled “Risk Factors” are not exhaustive. In addition, as a result of a number of known and unknown risks and uncertainties, including those listed above, the Company’s actual results or performance may be materially different from those expressed or implied by certain forward-looking statements.

These risks and uncertainties include, but are not limited to, those factors described herein under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management teams of CPTK and the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Before any CPTK shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the Extraordinary General Meeting, such CPTK shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect the Company and/or CPTK.

Forward-looking statements reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Accordingly, forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus.

Neither CPTK nor the Company undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that CPTK or the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in CPTK’s or the Company’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

RISK FACTORS

In addition to the other information contained in (or incorporated by reference into) this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the Company’s business, reputation, revenue, financial condition, results of operations, and future prospects, in which event the market price of the Company Shares could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this proxy statement/prospectus to the Company’s business being adversely affected, negatively impacted, or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue, and future prospects of the Company.

References in this section to “we,” “our,” “us” or “the Company” generally refer to CPTK or Mkango Rare Earths Limited, depending on the context.

Risks Related to CPTK and the Business Combination

Directors and officers of CPTK, the Sponsors and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the CPTK Shareholders generally.

When you consider the recommendation of the CPTK Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor and CPTK’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the CPTK Shareholders generally. These interests include, among other things:

•        Our Sponsor purchased 5,662,000 Class B Ordinary Shares for $20,514, or approximately $0.004 per share from the Co-Sponsor. The Sponsor is controlled by Michael Minnick, CPTK’s Chief Executive Officer. Mr. Minnick has an economic interest in 5,662,000 Class B Ordinary Shares, or approximately 82.1%, of the Class B Ordinary Shares held by the Sponsor. The total includes 2,194,987 shares that would be transferred at Closing pursuant to non-redemption agreements, of which 450,000 Class B Ordinary Shares would be transferred to the Anchor Investor and the remainder would be transferred to several unaffiliated third parties. Our Co-Sponsor beneficially owns 298,000 Class B Ordinary Shares. The Co-sponsor is controlled by Richard Chera, CPTK’s Chairman. Two out of three of the current directors of CPTK have economic interests in the Class B Ordinary Shares.

•        Our Sponsor purchased 250,667 Private Warrants for approximately $1,203.21, or $0.005 per Private Warrant. The Sponsor is controlled by Michael Minnick, Chief Executive Officer. Mr. Minnick has an economic interest in 250,667 Private Warrants, or approximately 100% of the Private Warrants held by the Sponsor. Our Co-Sponsor beneficially owns 3,760,000 Private Warrants which were purchased for $1.50 per warrant. The Sponsors have a direct or indirect economic interest in such Private Warrants. The 250,667 Company Warrants that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $12,533 based upon the closing price of $0.05 per Public Warrant on the OTC Markets on January 20, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that the Company Warrants will be subject to lock-up restrictions, we believe such warrants have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Class B Ordinary Shares as compared to the price of the Class A Ordinary Shares included in the SPAC Units sold in the IPO, the Sponsors and other Initial Shareholders may earn a positive rate of return on its investment even if the Company Shares trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsors diverge from the economic interests of Public Shareholders because the Sponsors and other Initial Shareholders will realize a gain on their investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        Our Sponsors will lose their entire investment in us if we do not complete a business combination by March 11, 2026 (or if such date is extended at a duly called meeting of the Public Shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than ten (10) Business Days thereafter, CPTK will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants may be worthless. In such event, the 5,662,000 shares owned by the Sponsor (including 2,194,987 Class B Ordinary Shares subject to non-redemption agreements) and 298,000 shares owned by the Co-Sponsor of Class B Ordinary Shares would be worthless because following the redemption of the Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 250,667 Private Warrants that the Sponsor paid $1,203.21 to purchase will expire worthless.

•        CPTK’s Sponsor, officers and directors have agreed not to redeem any of the Class B Ordinary Shares or Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination.

•        In connection with the Closing, our Sponsors, officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to CPTK.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsors, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by CPTK from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of the date of this proxy statement/prospectus, an aggregate of approximately $766,897 of reimbursable out-of-pocket expenses were outstanding.

•        Pursuant to the registration rights agreement among CPTK, Crown PropTech Sponsor and the Anchor Investors dated February 8, 2021 (the “Registration Rights Agreement”), CPTK’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Company Shares and the Company Warrants held by such parties following the consummation of the Business Combination.

As a result of the foregoing interests, the Sponsor and CPTK’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders. In the aggregate, the Sponsor has approximately $31.7 million at risk that depends upon the completion of a business combination. Such amount consists of (a) approximately $31.7 million representing the value of the Class B Ordinary Shares held by the Sponsor (net of 2,194,987 shares that would be transferred at Closing pursuant to non-redemptions agreements, 250,000 shares that would be transferred at Closing pursuant to the June 2025 Letter Agreement, and 50,000 shares that will have been transferred to a board member and based upon the estimated closing price of $10.00 per share, and (b) $12,533 representing the value of the Private Warrants purchased by the Sponsor (based upon the closing price of $0.05 per Public Warrant on the OTC Markets on January 20, 2026).

The existence of financial and personal interests of one or more of CPTK’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of CPTK and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals.

The financial and personal interests of the Sponsor, as well as CPTK’s directors and officers, may have influenced their motivation in identifying and selecting the Company as a business combination target, completing an initial business combination with the Company and influencing the operation of the business following the initial business combination. In considering the recommendations of the CPTK Board to vote for the Shareholder Proposals, its shareholders should consider these interests.

The Sponsor and CPTK’s directors and officers have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.

As of the Record Date, our Sponsor owned approximately 76.6% of our issued and outstanding ordinary shares. Our Sponsor, officers and directors also may from time to time purchase Public Shares prior to our initial business combination. The SPAC Charter provides that, if we seek shareholder approval of an initial business combination, such initial business combination will be approved if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of CPTK including the Class B Ordinary Shares. As a result, no affirmative votes from other Public Shareholders would be required to approve the Business Combination. Accordingly, the agreement by our Sponsor and officers and directors will cause us to receive an ordinary resolution, being the requisite shareholder approval for the Business Combination.

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, we may need to arrange for additional debt or equity financing to provide working capital to the Company following the Closing. There can be no assurance that such debt or equity financing will be available to us if we need it or, if available, the terms will be satisfactory to us. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we complete an alternate initial business combination or if we are unable to complete an initial business combination within the time period provided by the SPAC Charter. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time our Public Shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your Public Shares in the open market.

The Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares or Public Warrants.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding CPTK or its securities, CPTK’s officers and directors and/or their affiliates may enter into a written plan to purchase CPTK’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their Public Shares. They have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions; however, certain parties have entered into non-redemption agreements in connection with prior SPAC extension meetings as disclosed elsewhere in this proxy statement/prospectus. None of the funds in the Trust Account will be used to purchase Public Shares or warrants in such transactions.

The purpose of any such transactions could be to (1) increase the likelihood of obtaining shareholder approval of the Condition Precedent Proposals, (2) reduce the number of Public Warrants outstanding or (3) increase the amount of cash available to the Company following the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination which may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of CPTK and the Company securities may be reduced and the number of beneficial holders of CPTK and the Company securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates anticipate that they may identify the securityholders with whom they may pursue privately negotiated transactions by either the securityholders contacting CPTK or the Company directly or by CPTK’s receipt of redemption requests submitted by shareholders (in the case of Public Shares) following the mailing of the proxy materials in connection with the Business Combination. The Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates will select which securityholders to purchase securities from based on the negotiated price and number of securities and any other factors that they may deem relevant, and will be restricted from purchasing securities if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws. To the extent that the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or warrants, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, CPTK’s or the Company’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which CPTK has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may have a depressive effect on the price of the Company Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting. In addition, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

Past performance by our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in the Company.

Information regarding our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by our management team, our advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that we will be able to successfully identify a suitable candidate for our initial business combination, that we will be able to provide positive returns to our shareholders, or of any results with respect to any initial business combination we may consummate. You should not rely on the historical experiences of our management team, our advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in us or as indicative of every prior investment by each of the members of our management team, our advisors or their respective affiliates. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.

CPTK cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to the Company’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

Even though CPTK conducted due diligence on the Company, this diligence may not have surfaced all material issues with the Company, it may not be possible to uncover all material issues through a customary amount of due diligence, and factors outside of the Company’s and outside of CPTK’s or the Company’s control may later arise.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event the Company pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the Company Shares that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on the Company’s financial condition, results of operations and the share price of the Company Shares, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

CPTK is not obtaining an opinion from an independent valuation provider, and consequently, you have no assurance from an independent source that the Business Combination is fair to CPTK from a financial point of view.

The CPTK Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The CPTK Board believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The CPTK Board also determined, without seeking a valuation from a financial advisor, that the Company’s fair market value was at least 80% of CPTK’s net assets, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of the CPTK Board as described above in valuing the Company’s business and assuming the risk that the CPTK Board may not have properly valued such business. The lack of a third-party valuation or fairness opinion may also lead to an increased number of shareholders to vote against the proposed Business Combination or demand redemption of their shares for cash, which could potentially impact CPTK’s ability to consummate the Business Combination.

CPTK (or the Company) will not have any right to make damage claims against the Company for the breach of any representation, warranty or covenant made by the Company in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, CPTK (or the Company) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by the Company at the time of the Business Combination.

Subsequent to the consummation of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the Company’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although CPTK has conducted due diligence on the Company, CPTK cannot assure you that this diligence revealed all material issues that may be present in the Company, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of CPTK’s or the Company’s control will not later arise. As a result, the Company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with CPTK’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that the Company reports charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate net worth or other covenants to which it may be subject. Accordingly, any CPTK shareholder who chooses to remain a Shareholder of the Company following the Business Combination could suffer a reduction in the value of their shares. Such Shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by CPTK’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

The Company has limited operating or financial history and its results of operations may differ significantly from the unaudited pro forma financial data included in this proxy statement.

The Company has limited operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed consolidated combined financial statements for the Company. The unaudited pro forma condensed consolidated combined statements of profit or loss of the Company combines the historical audited financial statements of CPTK and the Company for the year ended December 31, 2024, and gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed consolidated combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation, and reflect limited historical financial data. Therefore, the unaudited pro forma condensed consolidated combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the Company. Accordingly, the Company’s business, assets, cash flows, results of operations, and financial condition may differ significantly from those indicated by the unaudited pro forma condensed consolidated combined financial statements included in this proxy statement/prospectus. For more information, please see “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.”

CPTK or the Company may not be able to complete the Permitted Financing in connection with the Business Combination.

CPTK or the Company may not be able to complete the Permitted Financing on terms that are acceptable to it, or at all. If CPTK or the Company does not complete the Permitted Financing, the parties may not be able to complete the Business Combination. The terms of any alternative financing may be more onerous to CPTK or the Company than the Permitted Financing, and CPTK or the Company may be unable to obtain alternative financing on terms that are acceptable to it, or at all. If CPTK or the Company does not complete the Permitted Financing, and does not obtain alternative financing, the parties may not be able to complete the Business Combination. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the Company. None of the Company’s officers, directors, or Shareholders is required to provide any financing to it in connection with or after the Business Combination.

The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or the Company’s future results.

This proxy statement/prospectus contains projections, forecasts, financial outlook and other future-oriented financial information prepared by the Company. None of the statements regarding valuation of the Companies, nor the projections and forecasts included in this proxy statement/prospectus on which such valuation statements are based, have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of the Company and CPTK and exclude, among other things, transaction-related expenses. Important factors that may affect actual results and results of the Company’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: changing content consumption patterns, an evolving competitive landscape, successful management and retention of key personnel and artistic talent, unexpected expenses and general economic conditions, and the various assumptions and risks underlying such projections stated in the section of this proxy statement/prospectus titled “The Business Combination — Certain Unaudited Company Prospective Financial Information.” As such, these projections and forecasts may be inaccurate and should not be relied upon as an indicator of actual past or future results.

There can be no assurance that the Company Shares and the Company Warrants issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing.

CPTK intends to apply to list the Company Shares and the Company Warrants on Nasdaq under the proposed symbols “MKAR” and “MKARW”, respectively, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition (subject to certain exceptions), CPTK is required to cause the Company Shares issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. It is important for you to know that, at the time of our extraordinary general meeting, we may not have received from Nasdaq either confirmation of the listing of the Company Shares and the Company Warrants or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the

Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the Company securities would not be listed on any nationally recognized securities exchange.

The Company is expected to be a “controlled company” under Nasdaq rules and able to rely on exemptions from certain corporate governance requirements that could adversely affect the Company’s public shareholders.

Upon the Closing of the Business Combination, the Company Requisite Shareholder is expected to control approximately 79.2% of Company Shares, assuming (for illustrative purposes) a No Redemption Scenario. For additional information, see the Company’s beneficial ownership table, note 6, under “Security Ownership of Certain Beneficial Owners and Management.” Therefore, the Company is expected to qualify as a “controlled company” under the Nasdaq rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent and the requirement that the compensation committee and nominating and corporate governance committee of the Company consist entirely of independent directors. The Company currently does not intend to rely on these exemptions. However, if the Company decides to rely on exemptions applicable to controlled companies under the Nasdaq rules in the future, its public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

Concentration of ownership after the Business Combination may have the effect of delaying or preventing a change in control.

It is anticipated that, following the completion of the Business Combination and assuming (for illustrative purposes) a No Redemption Scenario and the issuance of 2.0 million shares of Class A Ordinary Shares pursuant to the PIPE Investment, CPTK’s existing Shareholders, including the Sponsors, will have an ownership interest of 14% of Company Shares, with the Company Requisite Shareholder controlling approximately 80%. As a result, the Company Requisite Shareholder is expected to have the ability to determine the outcome of corporate actions requiring Company shareholder approval, including elections of the Company Board. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of the Company’s securities. See “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” for further information.

There is substantial doubt about our ability to continue as a going concern.

As of September 30, 2025, CPTK had $425 in our operating bank account, and working capital deficiency of $4,917,295. Further, we have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. Management’s plans to address this need for capital are discussed in the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CPTK”. If we are unable to raise additional funds to alleviate liquidity needs and complete the Business Combination or another initial business combination by March 11, 2026 (or if such date is extended at a duly called meeting of the CPTK shareholders, such later date), then we will be forced to, as promptly as reasonably possible but not more than ten (10) Business Days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants may be worthless. Our liquidity condition raises substantial doubt about our ability to continue as a going concern. The financial statements of CPTK contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.

The Company may not be able to timely and effectively implement internal controls and procedures required by Section 404 of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is completed.

Upon completion of the Business Combination, the Company will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that the Company include a report from management on the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F beginning with the Company’s annual report in the Company’s second annual report on Form 20-F after becoming a public company. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, the Company’s independent registered public accounting firm must attest to and report on the effectiveness of the Company’s internal control over financial reporting. Moreover, even if the Company’s management concludes that the Company’s internal control over financial reporting is effective, the Company’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with the Company’s internal controls or the level at which the Company’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Company. In addition, after the Company becomes a public company, the Company’s reporting obligations may place a significant strain on the Company’s management and operational and financial resources and systems for the foreseeable future. The Company may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing the Company’s internal control procedures, in order to satisfy the requirements of Section 404, the Company may identify weaknesses and deficiencies in the Company’s internal control over financial reporting. If the Company fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, the Company may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Company fails to achieve and maintain an effective internal control environment, it could result in material misstatements in the Company’s financial statements and could also impair the Company’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, the Company’s businesses, financial condition, results of operations, and prospects, as well as the trading price of the Company Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose the Company to increased risk of fraud or misuse of corporate assets and subject the Company to potential delisting from the stock exchange on which the Company lists, regulatory investigations, and civil or criminal sanctions. The Company may also be required to restate its financial statements from prior periods.

After the Company is no longer an “emerging growth company,” the Company may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

The Company will qualify as an “emerging growth company” within the meaning of the Securities Act and the Exchange Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make the Company’s securities less attractive to investors and may make it more difficult to compare the Company’s performance to the performance of other public companies.

The Company will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, the Company will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements, and (c) exemptions from the requirements to hold a nonbinding advisory votes on executive compensation and to obtain shareholder approval of any golden parachute payments not previously approved. As a result, the Company’s shareholders may not have access to certain information they may deem important. The Company will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which the Company has total annual gross revenue of at least $1.235 billion, or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of Company Shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30, and (2) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period. CPTK cannot predict whether investors will find the Company’s securities less attractive because it will rely on these exemptions. If some investors find the Company’s securities less attractive as a result of the Company’s reliance on these exemptions, the trading prices of the Company’s securities may be lower than they otherwise would be, there may be a less active trading market for the Company’s securities and the trading prices of the Company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, CPTK files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in CPTK’s bankruptcy estate and subject to the claims of third parties with priority over the claims of CPTK’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by CPTK’s shareholders in connection with our liquidation may be reduced.

If, after CPTK distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the CPTK Board may be viewed as having breached their fiduciary duties to CPTK’s creditors, thereby exposing the members of the CPTK Board and CPTK to claims of punitive damages.

If, after CPTK distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by CPTK’s shareholders. In addition, the CPTK Board may be viewed as having breached its fiduciary duty to CPTK’s creditors and/or having acted in bad faith, thereby exposing itself and CPTK to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

The SEC has recently issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we may determine to undertake in connection with such rules may increase our costs and the time needed to complete the Business Combination or any other initial business combination and may constrain the circumstances under which we could complete the Business Combination, or any other initial business combination.

On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective as of July 1, 2024, that formally adopted some of the SEC’s proposed rules for special purpose acquisition companies (“SPACs”) that were released on March 30, 2022. The 2024 SPAC Rules, among other items, impose additional disclosure requirements for business combination transactions between SPACs such as us and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings; increase the potential liability of certain participants in proposed business combination transactions; and could impact the extent to which SPACs could become subject to regulation under the Investment Company Act . The 2024 SPAC Rules may materially adversely affect our business, including our ability to complete, and the costs associated with, the Business Combination, or any other initial business combination, and results of operations.

Certain of the procedures that we may determine to undertake in connection with the 2024 SPAC Rules, or pursuant to the SEC’s views expressed in the 2024 SPAC Rules, may increase the costs and time of completing the Business Combination, or any other initial business combination, and may make it more difficult to complete such transaction.

If CPTK is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for CPTK to complete the Business Combination or another initial business combination or force us to abandon our efforts to complete an initial business combination.

If CPTK is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

•        restrictions on the nature of its investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for it to complete the Business Combination, or any other initial business combination.

In addition, CPTK may have imposed upon it burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that it is not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless CPTK can qualify for an exclusion, it must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. CPTK’s business is to identify and complete an initial business combination, such as the Business Combination, and thereafter to operate the post-transaction business or assets for the long term. CPTK does not plan to buy businesses or assets with a view to resale or profit from their resale. CPTK does not plan to buy unrelated businesses or assets or to be a passive investor.

In 2024, the SEC provided guidance that the determination of whether a SPAC, like CPTK, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors to CPTK it does not believe that its principal activities will subject it to the Investment Company Act. To this end, CPTK was formed for the purpose of completing an initial business combination with one or more businesses, such as the Business Combination with the Company. Since its inception, its business has been and will continue to be focused on identifying and completing the Business Combination with the Company, or another initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, CPTK does not plan to buy businesses or assets with a view to resale or profit from their resale and it does not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), CPTK intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in CPTK’s securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of CPTK’s initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the SPAC Charter (A) to modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of our Public Shares if it does not complete its initial business combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the Completion Window, CPTK’s return of the funds held in the Trust Account to our Public Shareholders as part of CPTK’s redemption of the Public Shares. If CPTK does not invest the proceeds as described above, it may be deemed to be subject to the Investment Company Act.

If CPTK was deemed to be an investment company for purposes of the Investment Company Act, it would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which it has not allotted funds and may hinder our ability to complete the Business Combination or any other initial business combination. CPTK may also be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Trust Account. In which case, CPTK’s investors would not be able to realize the potential benefits of owning shares in a successor operating business, including the potential appreciation in the value of its securities following such a transaction, and the SPAC Warrants would expire worthless. Further, under the subjective test of a “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that CPTK could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

CPTK’s shareholders may be held liable for claims by third parties against CPTK to the extent of distributions received by them upon redemption of their shares.

If CPTK is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, CPTK was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by CPTK’s shareholders. Furthermore, CPTK’s directors may be viewed as having breached their fiduciary duties to CPTK or its creditors and/or may have acted in bad faith, thereby exposing themselves and CPTK to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. CPTK cannot assure you that claims will not be brought against it for these reasons. CPTK and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of CPTK’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine and to imprisonment for five years in the Cayman Islands.

Public Warrants are currently quoted on the OTC Markets, and SPAC Units and Class A Ordinary Shares are not currently quoted on the OTC Markets, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. CPTK’s securities are not recognized as “covered securities” under the National Securities Markets Improvement Act of 1996.

Public Warrants are currently quoted on the OTC Markets. SPAC Units and Class A Ordinary Shares are not currently quoted on the OTC Markets. As a result, CPTK could face significant material adverse consequences, including (i) limited availability of market quotations for CPTK securities, (ii) reduced liquidity for CPTK securities, (iii) a determination that Class A Ordinary Shares is a “penny stock” which will require brokers trading in Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for CPTK securities as described in more detail below, (iv) a limited amount of news and analyst coverage in the future, (iv) institutional investors losing interest in CPTK securities, (v) subjection to Shareholder litigation, (vi) a decreased ability to issue additional securities or obtain additional financing in the future, and (vii) making CPTK a less attractive acquisition vehicle to a target business in connection with an initial business combination.

In addition, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. CPTK’s securities are not recognized as covered securities, and CPTK is subject to regulation in each state in which CPTK offers its securities.

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of SPAC Units, Class A Ordinary Shares and Public Warrants and make it difficult for CPTK’s securityholders to resell their securities. The markets for SPAC Units, Class A Ordinary Shares and Public Warrants are limited and persons who purchase SPAC Units, Class A Ordinary Shares and Public Warrants may not be able to resell their securities at or above the purchase price paid by them.

Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with CPTK’s operations or business prospects. This volatility could depress the market prices of CPTK’s securities for reasons unrelated to operating performance. Moreover, the OTC Markets are not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on stock exchanges like Nasdaq or the New York Stock Exchange. The OTC Markets are not liquid markets. There is currently no public market for the SPAC Units and Class A Ordinary Shares and only a limited public market for Public Warrants. CPTK cannot assure you that an active public market for SPAC Units, Class A Ordinary Shares and Public Warrants will develop or be sustained in the future. If active markets for SPAC Units, Class A Ordinary Shares and Public Warrants do not develop or are not sustained, their prices may decline. These factors may result in investors having difficulty reselling any SPAC Units, Class A Ordinary Shares and Public Warrants.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the Public Shares, you may lose the ability to redeem all such shares in excess of 15% of our Public Shares.

The SPAC Charter provides that a Public Shareholder, together with any affiliate of such shareholder or any other Person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares, which we refer to as the “Excess Shares”, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of Public Shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend our SPAC Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 11, 2026 (or if such date is extended at a duly called meeting of the CPTK shareholders, such later date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination by March 11, 2026 (or if such date is extended at a duly called meeting of the CPTK shareholders, such later date), subject to applicable law and as further described herein. In no other circumstances will Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a Shareholder may be able to sell its Company Shares in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination) is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in the Company’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of the Company Shares after the consummation of the Business Combination, and a Shareholder may not be able to sell its the Company Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

The net cash available to the Company from the Trust Account and the financings described in this proxy statement/prospectus in respect of each Public Share that is not redeemed will be materially less than the price per share ascribed in the Business Combination Agreement to the Company Shares to be issued to the Company Shareholders.

In recent litigation following the closing of other “deSPAC” transactions, plaintiffs have alleged that it was a material omission for the SPAC not to have disclosed in its proxy statement/prospectus that the “net cash per public share” of the SPAC was materially below the price per share ascribed to the combined company’s shares to be issued to the target shareholders in the business combination. While such litigation has been brought against Delaware SPACs in Delaware courts (and CPTK is a Cayman Islands exempted company), and without acknowledging the relevance of the net cash per share information or the merits of any such claim, Public Shareholders should be aware that the net cash available to the Company from the Trust Account and the financings described in this proxy statement/prospectus in respect of each Public Share that is not redeemed will be materially less than the price per share ascribed in the Business Combination Agreement to the Company Shares to be issued to the Company Shareholders due to the expenses attributable to CPTK, dilution from the [    ] Company Shares that will be issued upon conversion of the Class B Ordinary Shares.

For additional information, including calculations of the net cash available from the Trust Account per Public Share and calculations of the net tangible book value per share see the sections of this proxy statement/prospectus entitled “Questions and Answers For Shareholders of CPTK — What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?” and “Summary of the Proxy Statement/Prospectus — Dilution”.

If a Public Shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

Pursuant to the SPAC Charter, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through SPAC Units and elect to separate your SPAC Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that CPTK redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [    ] p.m., Eastern Time, on [    ], 2026 (two (2) Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. Any Public Shareholders who fail to properly elect to redeem their Public Shares and deliver their Public Shares in the manner described above will not be entitled to have her or his shares redeemed. See the section entitled “Extraordinary General Meetings of CPTK — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the SPAC Charter, the Public Shareholders may be forced to wait beyond such date before redemption from our Trust Account.

If we are unable to consummate the Business Combination or another initial business combination by the date required in the SPAC Charter, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of our amended and restated memorandum and articles of association prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Act. In that case, investors may be forced to wait beyond the end of the Completion Window before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination or another initial business combination prior thereto and only then in cases where investors have properly sought to redeem their Public Shareholders. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination or another initial business combination.

The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those included in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by CPTK’s shareholders is not obtained and failure to obtain approval for listing of the Company Shares on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied.

If CPTK does not complete the Business Combination, CPTK could be subject to various risks, including:

•        the parties may be liable for damages to one another under certain circumstances pursuant to the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Class A Ordinary Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of CPTK management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of CPTK’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the CPTK shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require CPTK to agree to amend the Business Combination Agreement, to consent to certain actions taken by the Company, or to waive rights that CPTK is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the Company’s business, a request by the Company to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on the Company’s business. In any of such circumstances, it would be at CPTK’s discretion, acting through the CPTK Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for CPTK and CPTK’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, CPTK does not believe there will be any changes or waivers that CPTK management would be likely to make after shareholder approval has been obtained. While certain changes could be made without further approval of CPTK’s shareholders, CPTK will circulate a new or amended proxy statement/prospectus and re-solicit its shareholders if changes to the terms of the transaction that would have a material impact on CPTK’s shareholders are required prior to the vote on the Business Combination Proposal.

CPTK may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on CPTK’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect CPTK’s and the Company’s respective businesses, financial condition and results of operation.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

The Company will have the ability to redeem outstanding Company Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Company Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date we send the notice of such redemption to the warrant holders and provided that certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

In addition, the Company will have the ability to redeem the outstanding Company Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sales price of Company Shares equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of shares of Company Shares determined based on the redemption date and the fair market value of our Company Shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of common shares received is capped at 0.361 shares of common shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

If the Reference Value equals or exceeds $10.00 per share but it is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the Company Warrants issued in exchange for Private Warrants must also concurrently be called for redemption on the same terms described above.

For context regarding the thresholds above, historical trading prices for Public Shares from inception through February 27, 2024 when the NYSE delisted the Public Shares and Units have not approached the $18.00 per share threshold for redemption (which, as described above, would be required for 20 trading days within a 30 trading-day period after they become exercisable and prior to their expiration). We have no obligation to notify holders of the warrants that they have become eligible for redemption under applicable laws. However, pursuant to the Company Warrant Agreement, in the event we decide to redeem the warrants, a notice of redemption shall be mailed by the Company by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in such manner shall be conclusively presumed to have been duly given. In addition, beneficial owners of the warrants will be notified of such redemption by our posting of the redemption notice to DTC.

The terms of the Public Warrants may be amended in a manner that may be adverse to holders with the approval by the holders of at least 65% of then outstanding Public Warrants.

The Public Warrants were issued pursuant to the SPAC Warrant Agreement between Continental, as warrant agent, and CPTK. The SPAC Warrant Agreement provides that the terms of the SPAC Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. Other modifications or amendments, including any modification or amendment to increase the warrant price or shorten the exercise period any amendment to the terms of only the Private Warrants, shall require the vote or written consent of the registered holders of at least 65% of the then outstanding Public Warrants, provided that any amendment that solely affects the terms of the Private Warrants or any provision of the SPAC Warrant Agreement solely with respect to the Private Warrants shall also require at least 65% of the then outstanding Private Warrants. Notwithstanding the foregoing, the Company may lower the warrant price or extend the duration of the exercised period without the consent of the registered holders.

The SPAC Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes.

The SPAC Warrant Agreement provides that, subject to applicable law: (i) any action, proceeding or claim against us arising out of or relating in any way to the SPAC Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York; and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the SPAC Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of the SPAC Warrants shall be deemed to have notice of and to have consented to the forum provisions in the SPAC Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the SPAC Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the SPAC Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder. This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our Company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the SPAC Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the CPTK Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the CPTK Board determines that it would be in the best interests of CPTK to adjourn the extraordinary general meeting to give CPTK more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the CPTK Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the CPTK Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

Risks Related to Our Business and Industry

The Proposed Pulawy Separation Plant is not yet under development, the Company has not completed development nor commenced extraction or production at Songwe Hill, and the Company has no history in commercial operations, and the lack of commercial operations limits the accuracy of any forward-looking forecasts, prospects or business outlook or plans.

The Company is currently in the development stage of the Songwe Hill project with further studies and detailed engineering to precede construction and mining license issuance necessary prior to the commencement of extraction or production of rare earth minerals at Songwe Hill. Further, the Company also requires further technical studies, detailed engineering, securing of necessary permits/environmental approvals, and construction of the Proposed Pulawy Separation Plant prior to production of saleable product.

Songwe Hill and the Proposed Pulawy Separation Plant (collectively, the “Projects”) are capital-intensive and will require significant additional funding for engineering, procurement, construction, commissioning, operational start-up and ongoing maintenance. We have not yet secured the necessary financing, and there is no assurance that we will be able to obtain such funds on acceptable terms, or at all. Market conditions, investor risk appetite, and macroeconomic factors may further limit access to capital. If we are unable to raise the required funds, we may be forced to delay, scale back, or abandon one or both projects, which would materially and adversely affect our growth strategy, business prospects, and financial condition.

Even if financing is obtained, the development of both Projects involves complex technical, logistical, and execution challenges. These include, but are not limited to, detailed engineering, further feasibility and technical studies, permitting and social license to operate, metallurgical uncertainties, construction delays, cost overruns, and the need to secure and retain skilled personnel and contractors with specialized expertise. Our operations will also depend on the availability of essential infrastructure, including reliable power, water, and transportation networks. Disruptions or inadequacies in any of these areas could significantly increase costs or delay project completion and commencement of production. Any such setbacks could materially impair our ability to achieve anticipated production levels, generate revenue, and realize expected returns on investment.

The Company has not realized any revenues to date from the sale of mixed rare earth carbonate from the Songwe Hill project and its operating cash flow needs have been financed through capital infusions by the Company Requisite Shareholder and not through cash flows derived from its operations. As a result, the Company has little historical financial and operating information available to help you evaluate its performance. Any profitability in the future from our business will be dependent upon economical development of the Projects and production and processing of rare earth minerals, which is subject to numerous risk factors. Accordingly, the Company may not realize profits, including in the medium to long term. Additional expenditures are required to construct, complete and install additional mixed rare earth carbonate production and processing equipment and the Company’s mixed rare earth carbonate production and processing capabilities might not be able to fully utilize the nameplate capacity of the equipment.

In addition, the Company bases its estimates of future operating costs and capital requirements on the Songwe Hill S-K 1300 Technical Report Summary and the concept trade-off study on the Proposed Pulawy Separation Plant (the “Reports”). The latter study was completed by PRODEO Consulting (Pty) Ltd (“PRODEO”) in conjunction with, but separate from, a 2025 update prepared by PRODEO to a 2022 Pre-Feasibility Study by Carester SAS for the design of the Proposed Pulawy Separation Plant. Actual operating costs and economic returns of any and all of the Company’s Projects may materially differ from the costs and returns estimated in the Reports, and accordingly, our financial condition, results of operations and cash flows may be negatively affected. In the near term, the Company’s development and growth depends on its ability to: (i) secure a mining license and land access for Songwe Hill to develop and build a mine; (ii) extract and produce mixed rare earth carbonate at Songwe Hill; (iii) complete a definitive feasibility study for the Proposed Pulawy Separation Plant; (iv) develop and build the Proposed Pulawy Separation Plant; (v) process mixed rare earth carbonate at the Proposed Pulawy Separation Plant into separated rare earth oxides; and (vi) secure one or more customers that are willing and able to purchase the Company’s rare earth oxides at prices that are expected to be profitable for the Company; and (vii) complete equity or debt financings to fund the foregoing. Delays in the completion of the Projects could have a material adverse effect on our business, results of operations and financial condition.

The development of the Proposed Pulawy Separation Plant depends on our ability to exercise, maintain, and enforce land access rights under the Pulawy Lease Option Agreement, and any failure to do so may delay or prevent development of the project.

The Proposed Pulawy Separation Plant has not yet been constructed, and its development depends on the Company securing and maintaining long-term land access rights under the Lease Option Agreement (the “Lease Option Agreement”), between Grupa Azoty Zakłady Azotowe Pulawy S.A., as lessor (“Grupa Azoty”), and Mkango Polska, as lessee. The underlying lease (the “Lease”) under the Lease Option Agreement became effective January 31, 2025 and expires January 31, 2055; however, if any of the following events occurs prior to December 31, 2030, Grupa Azoty may terminate the Lease:

•        A feasibility study shows the Proposed Pulawy Separation Plant is not economically viable;

•        Financing for construction of the Plant is not secured, or financing institutions raise objections to Mkango Polska’s legal title to the property subject to the Lease (the “Leased Property”);

•        An environmental assessment report or technical/technological connection assessments show that, under Polish environmental regulations or due to interactions with Mkango Polska’s installations, the Proposed Pulawy Separation Plant cannot be constructed or operated;

•        Mkango Polska fails to obtain, pursuant to Polish law, a “decision on environmental conditions” determining that the Proposed Pulawy Separation Plant complies with environmental rules and is acceptable, which is necessary for establishing the Proposed Pulawy Separation Plant;

•        The parties fail to enter into, with Grupa Azoty, various supply agreements (the “Supply Agreements”) through which Mkango Polska is obligated to purchase certain reagents, utilities, and services, and a cooperation agreement (the “Cooperation Agreement”) expected to govern the design, construction, and use of a necessary access road, and the construction, connection, and maintenance of pipelines, cables, and other infrastructure needed to supply reagents, utilities, and services to the Proposed Pulawy Separation Plant;

•        Mkango Polska fails to obtain required construction permits and any other legally required permits for construction and commissioning of the Proposed Pulawy Separation Plant by December 31, 2030;

•        The Company Requisite Shareholder fails to grant the required guarantee securing Mkango Polska’s obligations under the Lease, Cooperation Agreement, and Supply Agreements; or

•        Mkango Polska fails to provide the voluntary submission to enforcement statement pursuant to Polish law.

Failure to meet any such obligations could result in expiration, non-renewal, or termination of the Lease Option Agreement. Any such loss or impairment of our land rights would prevent or materially delay construction of the Proposed Pulawy Separation Plant and could require identification of an alternative site or substantial redesign of the project. Additionally, construction of the Proposed Pulawy Separation Plant may not commence until it is demonstrated that each of the above conditions will not occur.

The Leased Property may also be affected by third-party rights, informal land use, easements, infrastructure constraints, or unregistered claims. Even where the Company holds contractual rights, affected parties may assert claims relating to access, compensation, or disruption, which could delay site possession or impose additional obligations. Boundary or survey discrepancies may require clarification or renegotiation of access arrangements. In addition, although the Supply Agreements and the Cooperation Agreement contemplate necessary items and services for the Proposed Pulawy Separation Plant, the Company may need to secure separate rights-of-way, utility corridors, transport access, or other infrastructure rights beyond those granted under the Lease Option Agreement, the Supply Agreement or the Cooperation Agreement, and the inability to obtain such rights on acceptable terms or within required timeframes may delay development or require modifications to the planned design.

Our land access rights also depend on the continued ownership and control of the property by Grupa Azoty, as lessor. Although the Lease Option Agreement prohibits Grupa Azoty from selling, transferring, or encumbering the land, backed by penalty, Grupa Azoty may decide to do so despite these prohibitions and penalties and a successor owner or creditor may not be bound by the Lease Option Agreement or may require renegotiation of its terms. New encumbrances, such as liens or easements, could interfere with the planned construction or operation of the Proposed Pulawy Separation Plant. Furthermore, if Grupa Azoty becomes insolvent or becomes subject to creditor enforcement actions, insolvency administrators or creditors could challenge or otherwise affect the Company’s land rights under Polish insolvency and property enforcement laws.

Changes in Polish land law, leasehold regulations, zoning rules, environmental or construction permitting regimes, or foreign investment restrictions could also affect the enforceability, duration, or scope of the Company’s rights under the Lease Option Agreement or impose new obligations or restrictions on development at the Leased Property.

Any of the foregoing could materially delay or prevent development of the Proposed Pulawy Separation Plant, increase capital or operating costs, or adversely affect the project’s long-term economic viability, and, as a result, could materially adversely affect the Company’s business, financial condition, results of operations, and prospects.

The development and operation of the Proposed Pulawy Separation Plant depends on the successful negotiation and performance of the Supply Agreements and the Cooperation Agreement with Grupa Azoty, and any failure to enter into or perform under these agreements could materially adversely affect the project.

The Proposed Pulawy Separation Plant and the continuation of the Lease assumes that Grupa Azoty will supply Mkango Polska with the reagents, utilities, and other industrial inputs necessary for the operation of the facility, and will in turn purchase ammonium nitrate produced at the Proposed Pulawy Separation Plant, collect sewage and industrial effluents, and provide other services in accordance with detailed terms to be set out in the Supply Agreements or the Cooperation Agreement. These agreements are anticipated to address, among other matters, pricing, volumes, quality specifications, delivery obligations, service levels, infrastructure access, operational coordination, and related commercial terms. Because these agreements have not yet been finalized, there can be no assurance that the parties will reach mutually acceptable terms, that the agreements will be executed within the expected timeframe, or that any executed agreements will remain in force or be performed in accordance with their terms.

Any failure to enter into the Supply Agreements or the Cooperation Agreement on commercially acceptable terms, or any subsequent dispute, non-performance, delay, interruption of supply or services, price increase, or reduction in offtake by Grupa Azoty, could materially disrupt Plant operations, delay commissioning, increase operating costs, reduce expected revenue, or require the Company to source alternative suppliers, utilities, offtakers, or service providers, which may not be feasible on comparable terms or within required timeframes. In addition, the commercial dependencies contemplated in these agreements may expose the Company to counterparty credit risk, operational risk, and market-driven pricing risk. Any of the foregoing could materially adversely affect the construction, operation, and economic viability of the Proposed Pulawy Separation Plant, and, as a result, could materially adversely affect the Company’s business, financial condition, results of operations, and prospects.

The Lease Option Agreement requires the Company to tolerate environmental impacts generated by Grupa Azoty’s existing installations on the Leased Property, which may expose the Company to increased regulatory, operational, financial, and legal risks, including potential assumptions of liability or limitations on recourse against Grupa Azoty.

The Lease Option Agreement provides that, due to the inability to practically distinguish the environmental impact of each of Grupa Azoty’s installations located on or near the Leased Property, including gas and dust emissions, noise emissions, and electromagnetic fields, for purposes of compliance with environmental quality standards outside the area controlled by the emitting entity (as referenced in Article 144(2) of the Polish Environmental Protection Law), Mkango Polska agrees to bear or tolerate environmental impacts generated by Grupa Azoty and to accept that permissible environmental quality standards on the Leased Property may be exceeded as a result of such emissions. There is risk the provision may lead to uncertainty regarding the extent to which Mkango Polska may be deemed responsible for pre-existing or ongoing environmental conditions, emissions, or regulatory exceedances attributable to Grupa Azoty’s operations.

Although the Lease Option Agreement does not expressly provide for an indemnification of Grupa Azoty or a waiver of claims, this tolerance obligation may, in practice, limit the Company’s ability to seek recourse against Grupa Azoty for environmental impacts affecting the Leased Property, complicate the allocation of responsibility between the parties, or be interpreted by regulators as an assumption of operational or compliance risk. In addition, if environmental quality standards are exceeded on the Leased Property, regardless of the source of emissions, Mkango Polska could be subject to regulatory scrutiny, monitoring requirements, mitigation obligations, remediation measures, administrative penalties, or operational constraints imposed by environmental authorities. Mkango Polska may also face heightened reputational risk, increased permitting complexity, and potential delays in the development or operation of the Proposed Pulawy Separation Plant if regulators require additional environmental assessments or corrective actions.

Furthermore, because the Company’s environmental compliance obligations will operate in the context of Grupa Azoty’s integrated industrial site, any adverse changes in environmental law, stricter enforcement practices, or disputes regarding attribution of emissions could materially increase the Company’s exposure to compliance costs, legal disputes, or operating restrictions. Any such circumstances could materially adversely affect the development, operation, and long-term economic viability of the Proposed Pulawy Separation Plant, as well as the Company’s business, financial condition, and results of operations.

We may not be able to generate positive cashflow from our expected future business operations. Our long-term success will depend on implementing the business strategy and operational plan of the Company, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows from our rare earth carbonate and oxide production.

Our ability to continue with our business plan to produce and sell mixed rare earth carbonate and rare earth oxides and our future plans regarding the Projects, ultimately depends on our ability to generate revenues, achieve and maintain profitability, and generate positive cash flow from our operations. We cannot assure you that our Projects will result in achieving and maintaining profitability and developing positive cash flows. The economic viability of the Company’s future business activities has many risks and uncertainties including, but not limited to:

•        a significant, prolonged decrease in the price of mixed rare earth carbonate and separated rare earth oxides;

•        difficulty in marketing and/or selling mixed rare earth carbonate and separated rare earth oxides;

•        significantly higher than expected capital costs to construct and commission our Projects;

•        significant delays, reductions or stoppages of production activities;

•        shortages of adequate and skilled labor or a significant increase in labor costs;

•        the introduction of significantly more stringent regulatory laws and regulations and associated delays in permitting; and

•        delays in the availability of necessary equipment, including construction, production, or processing equipment.

The Company’s future business activities may change as a result of any one or more of these risks and uncertainties.

We may experience time delays, unforeseen expenses, increased capital costs, and other complications while developing our Projects, and these could delay the start of revenue-generating activities and increase development costs.

The production of mixed rare earth carbonate and separated rare earth oxides and mineral exploration and mining by their nature involve significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, occupational hazards, leaks, ruptures, explosions, chemical spills, seismic events, fires, sinkholes, cave-ins, collapses and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting mineralization or wall rock characteristics, ground or slope failures, rock bursts, wildfires, radioactivity, accidents, incidents, or conditions resulting from mining or manufacturing activities, including, among others, blasting and the transport, storage and handling of hazardous materials. These operations can be dangerous and safety incidents in these operations may cause damage to and loss of equipment, injury or death, environmental damage, monetary losses and potential legal liabilities. Any such incidents could have a material adverse effect on our business, operating results and financial condition.

Furthermore, there is the risk that relevant regulators may impose fines and work stoppages for non-compliant production or mining operating procedures and activities, which could reduce or halt production or mining until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future, to enforce the provisions of the relevant statutes to take specific anti-pollution measures, continue with those measures and/or to complete those measures. The authorities may also order the suspension of part, or all of, our operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offense and an offender may be liable for a fine or imprisonment, or both, in addition to administrative penalties. As a result, the occurrence of any of these events may have a material adverse effect on our business, results of operations and financial condition.

There is the risk that local communities may have high and unrealistic expectations of our developments, including in the form of employment, procurement opportunities, socio-economic development, infrastructure and social security enhancements. Our operations may pose negative impacts for local people, such as dust, noise, increased road traffic, displacement and competition for local social services, amongst others. Development of management plans for social and environmental risks and plans to maximize benefits for communities may require engagement with local government, traditional leaders, custodians of land and other parties, each with different priorities and capacities to engage with the Company.

With respect to the Proposed Pulawy Separation Plant, the Company is additionally dependent on obtaining full land access under the Lease and securing supplementary rights necessary for construction and operation of the facility. The Lease Option Agreement governs access to the core land parcel and contemplates entry into the Supply Agreements and the Cooperation Agreement; however, the Company may also require separate and additional rights-of-way, utility corridors, or easements for water, sewer, gas, power, telecommunications, waste handling, transportation access, or safety infrastructure beyond the boundaries of the leased land. Failure to obtain such additional access rights on acceptable terms or within the necessary timeframe may delay construction, require costly infrastructure rerouting, or necessitate redesign of the facility.

In addition, delays or complications in satisfying all conditions such that Grupa Azoty does not terminate the Lease, including regulatory approvals, permitting milestones, environmental certifications, financial commitments, or construction-related prerequisites, could postpone the Company’s ability to exercise its long-term leasehold rights. Any such delays could materially and adversely affect the development schedule, increase capital costs, and postpone expected revenues for the Proposed Pulawy Separation Plant.

We may be adversely affected by fluctuations in demand for and prices of mixed rare earth carbonate and separated rare earth oxides.

Because our revenue will be derived from the production and sale of mixed rare earth carbonate and separated rare earth oxides, changes in demand for, and the market price of, and taxes and other tariffs and fees imposed upon such products and their inputs could significantly affect our profitability. Our financial results may be significantly adversely affected by declines in the prices of mixed rare earth carbonate and separated rare earth oxides. Mixed rare earth carbonate and separated rare earth oxides prices may fluctuate and are affected by numerous factors beyond our control such as interest rates, exchange rates, taxes, tariffs, inflation or deflation, fluctuation in the relative value of the U.S. dollar against other currencies on the world market, shipping and other transportation and logistics costs, global and regional supply and demand for mixed rare earth carbonate and separated rare earth oxides, potential industry trends, such as competitor consolidation or other integration methodologies, and the political and economic conditions of countries that produce and procure rare earth minerals. Furthermore, supply side factors have a significant influence on price volatility for mixed rare earth carbonate and separated rare earth oxides. Supply of mixed rare earth carbonate and separated rare earth oxides is currently dominated by Chinese producers. The Chinese Central Government regulates production via quotas and environmental standards, and has and may continue to change such production quotas and environmental standards. Periods of over supply or speculative trading of mixed rare earth carbonate and separated rare earth oxides can lead to significant fluctuations in the market price of mixed rare earth carbonate and separated rare earth oxides.

In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to mixed rare earth carbonate and separated rare earth oxides supply and demand and ultimately to the broader markets. While some periods of high mixed rare earth carbonate and separated rare earth oxides market prices generally would be beneficial to our financial performance if we are producing mixed rare earth carbonate and separated rare earth oxides, strong prices may also depress future long-term demand for mixed rare earth carbonate and separated rare earth oxides or may incentivize development of competing mining properties.

We may not be able to enter into definitive contracts for mixed rare earth carbonate and separated rare earth oxides, which may have a negative effect on our business.

The Company does not currently have any contractually committed customers for the planned output and delivery of mixed rare earth carbonate and separated rare earth oxides. Our success depends on our ability to complete the Projects, and once completed, to generate revenue and operate profitably, which depends in part on our ability to raise capital, build the necessary infrastructure, and identify target customers and convert such contacts into meaningful orders. We do not currently have any revenue, infrastructure, or definitive off-take or sales agreements with customers in place. Even if we are able to obtain sufficient capital and manufacture the necessary equipment to complete the Projects, we may be unable to negotiate, finalize and maintain off-take agreements or may only be able to do so on terms that are unfavorable to us. In such case, we would not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

The success of our business will depend, in part, on the growth of existing and emerging uses for mixed rare earth carbonate and separated rare earth oxides.

Our strategy is to produce a high value purified mixed rare earth carbonate “MREC,” separate it into separated rare earth oxides, and then sell rare earth oxides, which are used in the manufacture of permanent magnets. Such magnets are critical components of existing and emerging technologies, such as hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies. The success of our business accordingly depends on the continued growth of these end markets and successfully commercializing rare earth oxides, in such markets. If the market for these existing and emerging technologies does not grow as we expect, grows more slowly than we expect, or if the demand for our product inputs in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. In addition, the market for these technologies, particularly in the automotive and wind turbine industry, tends to be cyclical, which exposes us to increased volatility, and it is uncertain as to how such macroeconomic factors will impact our business.

A prolonged or significant economic contraction could put downward pressure on market prices of mixed rare earth carbonate or separated rare earth oxides. Protracted periods of low prices for mixed rare earth carbonate or separated rare earth oxides could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of mixed rare earth carbonate or separated rare earth oxide production operations, impair asset values and reduce our results of operations and financial condition.

Demand for our mixed rare earth carbonate or separated rare earth oxides may be impacted by demand for downstream products incorporating such inputs, including hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies, as well as demand in the general automotive and electronic industries. Lack of growth or changes in these markets may adversely affect the demand for our mixed rare earth carbonate and separated rare earth oxides. Any unexpected costs or delays in the commercialization of these expected products, or less than expected demand for the critical existing and emerging technologies that use rare earth oxides, could have a material adverse effect on our financial condition or results of operations.

An increase in the global supply of rare earth oxides or, dumping, predatory pricing and other tactics by our competitors or state actors may adversely affect our profitability.

The pricing and demand for rare earth oxides is affected by a number of factors beyond our control, including growth of economic development and the global supply and demand for such oxides. China is projected to account for a substantial portion of global rare earth oxide production in the near future. China dominates the manufacture of metals and magnets from rare earths, and the Chinese Central Government regulates production via quotas and environmental standards. Over the past few years, there has been significant restructuring of the Chinese markets in line with China Central Government policy. Assuming that we reach anticipated production rates for rare earth minerals and oxides and other planned downstream products and subsequently become fully operational and integrated, increased competition may lead our competitors to engage in predatory pricing or other behaviors designed to inhibit our further downstream integration. Any increase in the amount of rare earth minerals or oxides or related products available in the market, including those exported from other nations would result in increased competition and may result in price reductions, reduced margins or loss of potential market share, any of which could materially adversely affect our profitability. As a result of these factors, we may not be able to compete effectively against current and future competitors.

Our proposed sales arrangement for Mixed Rare Earth Carbonate (MREC) may not be approved by the Government of Malawi, and failure to obtain such approval could adversely affect our business and financial condition.

We plan to sell MREC produced from the Songwe Hill project to the Proposed Pulawy Separation Plant in Poland, which is owned by Mkango Polska. Under this proposed arrangement, Mkango Polska would purchase Songwe Hill’s MREC as its primary Feedstock, with pricing based on 85% of the contained rare earth oxide (REO) value, reflecting a 15% discount to forecasted basket prices to account for separation and refining costs. This structure is intended to be consistent with industry practice for integrated mine-to-refinery operations and supports our strategy to link upstream mining with downstream separation in alignment with EU Critical Raw Materials Act objectives. However, because this arrangement involves sales to an affiliate, it is subject to arm’s-length requirements under our Mining Development Agreement and review by the Government of Malawi. The Government of Malawi may object to the terms of such sales and require adjustments, including additional taxes or royalties, or may decline to approve the arrangement altogether. Any failure to obtain approval or any required changes to the pricing or terms could delay our commercialization plans, increase costs, or reduce anticipated margins, which could have a material adverse effect on our business, financial condition, and results of operations.

If the capacity of the Proposed Pulawy Separation Plant is increased to 30,000 t/a, we will be required to source significant quantities of Feedstock from third parties, which may expose us to supply, quality, and operational risks.

Our current development plan contemplates sourcing MREC primarily from Songwe Hill in Malawi. Based on the Reports, Songwe Hill is expected to supply approximately 10,000 t/a of MREC, which is sufficient for the originally contemplated Proposed Pulawy Separation Plant capacity of 15,000 t/a. If the Proposed Pulawy Separation Plant’s nameplate capacity is increased to 30,000 t/a, we will need to procure substantial additional Feedstock from third-party suppliers to meet throughput requirements.

There can be no assurance that we will be able to identify, negotiate, and secure long-term supply agreements with third-party Feedstock providers on commercially acceptable terms, or at all. Any inability to source sufficient Feedstock could result in underutilization of the expanded plant capacity, reduced economies of scale, and lower-than-expected returns on investment.

Further, third-party Feedstock may differ materially in chemical composition, impurity levels, and physical characteristics from Songwe Hill MREC. Variability in Feedstock quality could create metallurgical challenges, require process adjustments, increase reagent consumption, and reduce recovery rates, which may adversely affect operating costs and product quality. In addition, processing multiple Feedstock sources may increase complexity in plant operations, require additional blending or stockpiling, and heighten the risk of operational disruptions.

Any of these factors could materially and adversely affect the construction, commissioning, and operation of the Proposed Pulawy Separation Plant, increase capital and operating costs, reduce expected revenue, and negatively impact our business, financial condition, and results of operations.

Songwe Hill is at the development stage and the Company has not commenced construction or commissioning of the mine nor related facilities, and the development of Songwe Hill into a producing mine is subject to a variety of risks, any number of which may cause the development of Songwe Hill into a producing mine to not occur, be delayed, or not result in the commercial extraction of minerals.

Although the Company has declared mineral resources and reserves as defined under Regulation S-K 1300, it has not yet received a mining license and, consequently, has not yet begun to extract minerals from Songwe Hill. Songwe Hill might not be able to be developed into a profitable commercial mining operation. Not all development properties or deposits are ultimately developed into producing mines. Significant expenses will be required to complete Songwe Hill. We may not be able to develop Songwe Hill into an operating mine and doing so may not result in the commercial extraction of mineral deposits. There are many factors that may result in Songwe Hill not reaching completion or production, including failure to obtain adequate funding, failure to meet lease related timelines, failure to satisfy other operational risks regarding obtaining adequate power, water, expertise and human resources, failure to obtain and sustain the necessary permits for operations and other aspects of the business of operating Songwe Hill. We may never reach commercial or profitable production of rare earth minerals.

Even if Songwe Hill is mined, we may not realize profits from our exploration or development activities in the short, medium, or long term. The actual risks that we will face in the future in connection with Songwe Hill are unknown at this time, but may include:

•        The assumptions used in the definitive feasibility studies underpinning the viability of Songwe Hill (including, but not limited to, the prices of, rare earth oxides) may not remain accurate in the future.

•        An increase in the global supply of rare earth oxides-related products, dumping, predatory pricing and other tactics by our competitors or state actors may adversely affect our profitability.

•        When compared to many industrial and commercial operations, mining exploration and development projects are high risk and subject to uncertainties. Each mineral resource is unique and the nature of the mineralization, and the occurrence and grade of the minerals, as well as behavior of the mineral resource during mining, are unpredictable. Our mineral resource and reserve estimates may be materially different from mineral quantities we may recover, our Life-of-operations estimates may prove inaccurate and market price fluctuations and changes in operating and capital costs may render mineral resources and reserves uneconomic to mine. Uncertainty and/or error in our estimates of mineral resources or reserves in Songwe Hill could result in lower-than-expected revenues and higher-than-expected costs.

•        The mining and production of rare earth minerals and additional rare earth manufacturing, refining and mining competitors could result in a reduction in revenue.

•        The imposition of tariffs related to rare earths and a resulting trade dispute could disrupt the market for the Company products.

•        The mining and production of a purified mixed rare earth carbonate is a capital-intensive business that requires the commitment of substantial resources; if we do not have sufficient capital or resources to provide for such activities, it could negatively impact our business.

•        The performance of our Proposed Pulawy Separation Plant will depend on its ability to reach favorable production rates for the separation of rare earth oxides.

•        The revenue generated by the Projects may be negatively impacted by possible competition from substitutions for rare earth oxides.

•        Our continued growth depends on our ability to obtain commercial deployment of the Company’s mineral processing and purification technology, or the identification of third-party technologies or processes, and the ability of any such technology and/or processes to efficiently process and purify one or more Feedstocks of mixed rare earth mineral concentrates.

•        Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining, processing or production operations.

•        The Projects have no operating history on which to base estimates of future operating costs and capital requirements. Before operations commence, any projections we may produce are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, our actual operating results may differ materially from any forecasted results.

•        Our resource and reserve estimates may change significantly when new information or techniques become available. In addition, by their very nature, resource and reserve estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, our estimates, if any, are likely to change and these changes may result in a reduction in our resources or reserves. These changes may also result in alterations to our development and mining plans, which may, in turn, adversely affect our operations.

•        We may face opposition from organizations that oppose mining which may disrupt or delay our Songwe Hill project.

•        We will be required to obtain and sustain governmental permits and approvals to develop and operate Songwe Hill, a process which is often costly, time-consuming and somewhat uncertain as to outcome. Failure to obtain or retain any necessary permits or approvals for our planned operations may negatively impact our business.

•        Land access reclamation and mine closure may be burdensome and costly.

•        Because of the dangers involved in the mining of minerals, there is a risk that we may incur liability or damages as we conduct our business.

Our ability to develop Songwe Hill and the Proposed Pulawy Separation Plant depends on securing and maintaining valid mining rights, permits, and licenses, which may be adversely affected by government actions or policy changes.

The successful development and operation of the Songwe Hill Project in Malawi and the Proposed Pulawy Separation Plant in Poland require valid permits, and other governmental authorizations. These rights are subject to complex administrative processes, evolving regulations, and potential challenges from third parties or local stakeholders. There is no assurance that our title to these properties will not be disputed or revoked. In addition, changes in government policy — such as modifications to taxation, royalties, foreign ownership restrictions, or requirements for local participation — could materially affect the economic viability of our projects. Sudden policy shifts, expropriation, or nationalization could result in the loss of rights or impose significant additional costs.

Further, obtaining and maintaining the necessary permits and licenses is often time-consuming, costly, and subject to administrative discretion and public opposition. Failure to secure or retain any required approvals, including mining and environmental licenses in Malawi or environmental and construction permits for Pulawy, could delay development, increase costs, or force us to abandon one or both projects. Any such event would materially impair our ability to commence production, generate revenue, and achieve our strategic objectives, and could have a significant adverse effect on our business, financial condition, and prospects.

Mining and mining processing is inherently hazardous and the related risks of events that cause disruptions to our operations may adversely impact the environment or the health, safety, or security of our workers or the local community, production, cash flows, and overall profitability.

Rare earth mining and processing operations are subject to risks of hazards and other events that may adversely impact our ability to produce rare earths and meet production and cost targets, and our level of profitability, if any, in future years may be materially impacted. These hazards and events include, but are not limited to:

•        accidents or incidents, including due to human error, during exploration, production, drilling, blasting, or transportation resulting in injury, disease, loss of life, or damage to equipment or infrastructure;

•        air, land, and water pollution;

•        social or community disputes or interventions;

•        security, environmental, or safety incidents, including as the result of the activities of artisanal or illegal miners, trespassers, squatters, and other forms of encroachment;

•        surface or underground explosions;

•        process chemical incidents;

•        labor force disputes and disruptions;

•        loss of information integrity or data;

•        equipment and plant failure or breakdowns and ageing infrastructure;

•        failure of unproven or evolving technologies;

•        unusual or unexpected geological formations, ground conditions, including lack of mineable face length;

•        cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;

•        failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles, and tailings facility walls;

•        flooding or inundation of mine pits and operating areas;

•        safety-related stoppages;

•        seismic activity; and

•        other natural phenomena, such as floods, droughts, or other weather conditions, potentially exacerbated by climate change.

Further, environmental, health, and safety legislation applicable to us and any failure to conform to these requirements could result in suspension to part or all of our operations. Environmental, health, and safety incidents could therefore lead to increased unit production costs or lower production which could negatively affect our business, operating and/or financial results.

As a result of the foregoing, our exploration, development, and production activities in Malawi and Poland may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results from operations.

Theft of the mixed rare earth carbonate and separated rare earth oxides and production inputs may occur. These activities are difficult to control, can disrupt our business and can expose us to liability.

We may experience trespassers, illegal and artisanal mining activities, and theft of mixed rare earth carbonate and separated rare earth oxides (which may be by employees or third parties), or theft of equipment, reagents, consumables and fuel or damage to infrastructure such as water pumps and environmental monitoring equipment. The activities of trespassers and illegal and artisanal miners could lead to reduction of mineral resources, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution, or damage to property for which we could potentially be held responsible, leading to fines or other costs. Rising metal prices may result in an increase in mineral and metal theft.

The assets and operations of the Company are subject to political, economic, and other uncertainties as a result of being located in Malawi and Poland.

Songwe Hill is located in Malawi, and the Proposed Pulawy Separation Plant will be located in Poland. The assets and operations of the Company may therefore be subject to various political, economic, and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, terrorist actions, expropriation, nationalization, renegotiation or nullification of existing licenses, delays in obtaining government permits, approvals and contracts, taxation policies, sudden and arbitrary changes to laws and regulations, foreign exchange and repatriation restrictions, corruption and bribery, changing political conditions, international monetary fluctuations, currency controls, and limitations on foreign ownership and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in Malawi and Poland may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety. Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral rights could result in loss, reduction, or expropriation of entitlements. In addition, in the event of a dispute arising from operations in Malawi or Poland, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or elsewhere. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations. Should the Company’s rights or its titles not be honored or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of Malawi or Poland, the Company’s business, financial condition, and prospects will be materially adversely affected.

With respect to the Proposed Pulawy Separation Plant, changes in Polish land law, zoning regulations, leasehold rules, environmental permitting requirements, construction regulations, or foreign investment policies could affect the scope or enforceability of the Company’s rights under the Lease Option Agreement, or impose new obligations. Poland also grants substantial oversight authority to municipal and regional governments with respect to land-use and building decisions. Adverse zoning determinations, planning restrictions, or delays in obtaining municipal approvals could materially delay or restrict development at the Leased Property.

The Lease Option Agreement also depends on the landlord’s continued ownership and legal control of the property. Changes in Polish insolvency laws, creditor-protection rules, or property enforcement procedures could affect our rights if the landlord becomes insolvent or if the land becomes subject to creditor enforcement. Legal challenges by third parties, such as neighboring landowners, environmental organizations, or public authorities, may also impact the validity or continued enforceability of the Company’s rights under the Lease Option Agreement.

Because developments in either country’s political or regulatory environment are difficult to predict, any adverse change, whether legislative, administrative, judicial, social or policy-driven, could materially affect our operations, delay development of our Projects, increase costs, or adversely impact our business, financial condition, or prospects.

Investor perceptions of risks in developing countries or emerging markets, including in Malawi, could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries, such as the Company.

Emerging markets, including Malawi, are generally subject to greater risks, including legal, regulatory, economic, and political risks, than more developed markets, including the potential for outbreak of hostilities among nations or militant groups that could impact our assets and operations. There may also be unpredictability with respect to court judgments, including in cases involving the local government. Accordingly, investors should exercise particular care in evaluating the risks involved and should consider whether, in light of these risks, investing in the shares of a company whose assets and operations are based in an emerging market is appropriate. Economic crises or political hostilities in one or more such countries may reduce overall investor appetite for securities of issuers operating in developing countries generally, even for such issuers that operate outside the regions directly affected by the crises. Past economic crises in developing countries have often resulted in significant outflows of international capital and caused issuers operating in developing countries to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which the Company operates remain relatively stable, financial or political turmoil in any developing market country could have an adverse effect on our business, financial condition, results of operations, prospects, or liquidity.

We do not hold a mining license for Songwe Hill and our rights to retain mineral deposits for Songwe Hill are derived from certain retention licenses, the loss of which would have a material adverse effect on our financial condition and results of operations.

Our operations are substantially dependent on the mineral rights we derive from certain retention licenses for Songwe Hill in Malawi. The Company holds 11 retention licenses related to Songwe Hill, each of which is valid until May 30, 2026 and is subject to renewal upon satisfaction of statutory conditions, including payment of applicable fees and compliance with reporting and environmental obligations. The retention licenses may be forfeited if we fail to timely renew or comply with their terms. In addition, the Malawi Government may have rights to revoke or restrict retention licenses for public purposes or policy reasons. No assurances can be provided that such actions will not occur in the future, and, where compensation is required, no assurance can be provided that any such compensation would be adequate. Our rights may also be lost or diminished if we fail to pay any taxes or royalties due to the Malawi Government after receiving notice, or if we fail to maintain compliance with applicable mining laws and regulations. Challenges to our rights under retention licenses, including disputes over documentation or chain of title, may also occur and, if successful, could result in the loss of our rights. The loss of any of our retention licenses would have a material adverse effect on our financial condition and results of operations.

Although we hold retention licenses that preserve our rights to certain mineral deposits at Songwe Hill, these licenses do not authorize us to conduct mining or commercial production. To begin mining operations, we must obtain a mining license from the Malawi Government. The issuance of a mining license is subject to numerous conditions, including submission of a detailed mining plan, completion of an environmental impact assessment, demonstration of technical and financial capacity, completing the relocation or resettlement of current land users, and compliance with local laws and regulations. To that end, the Company will be applying for a mining license for Songwe Hill and has received an environmental impact assessment certificate and has entered into a Mining Development Agreement with the government of Malawi. However, there can be no assurance that we will satisfy the balance of these requirements or that the Malawi Government will grant a mining license on acceptable terms or at all. Any delay or failure to obtain a mining license would prevent us from extracting and selling minerals from our deposits, which would have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive industry in a high demand and growth environment and additional manufacturing, refining and mining competitors could result in a reduction in revenue.

The mixed rare earth carbonate and separated rare earth oxide markets are capital intensive and competitive. Production of mixed rare earth carbonate and separated rare earth oxides is dominated by Chinese and other international competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve and possibly expand their facilities. Additionally, our Chinese competitors have historically been able to produce at relatively low costs due to domestic economic and regulatory factors, including lower labor and benefit costs.

Some of our competitors have made, or may make, acquisitions or enter into partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as demand for mixed rare earth carbonate and separated rare earth oxides increases. Industry consolidation may result in competitors with greater pricing flexibility than we have, or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales, technology or supply. These competitive pressures could have a material adverse effect on our business.

We may be unable to identify acquisition opportunities and successfully execute and close acquisitions, which could limit our potential for growth.

We expect to actively seek new acquisitions to expand our business that management believes will provide meaningful opportunities for growth. However, we may not be able to identify suitable acquisition candidates or complete acquisitions on acceptable terms and conditions. Other companies in our industry have similar investment and acquisition strategies to ours, and competition for acquisitions may intensify. If we are unable to identify acquisition candidates that meet our criteria, or complete acquisitions on acceptable terms and conditions, our potential for growth may be restricted. Additionally, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications, and delays in connection with identifying or acquiring suitable acquisition targets.

Acquisitions, strategic partnerships, joint ventures, and other partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals, or may disrupt our operations and adversely affect our credit ratings and profitability.

We may enter into joint ventures, strategic partnerships, partnership arrangements, or acquisition agreements with other parties in relation to our rare earth element exploration and mining business. Any such arrangement may not be successful or provide the anticipated benefits. Any failure of other parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations could have a material adverse effect on us, the development and operations of our business, and future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our business, financial condition, results of operations, prospects, or liquidity. Further, we may be unable to exert control over strategic decisions made in respect of such properties.

The process of integrating an acquired business into our business may divert management’s attention from our core businesses. The integration of any acquired assets requires management capacity. There can be no assurance that our current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations and to realize cost and operational efficiencies at the acquired assets or maintain those at the existing operations. It may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. There can be no guarantee that we will succeed in retaining the key personnel of any acquired businesses. Moreover, we may be unable to realize the expected benefits, synergies, or developments that we initially anticipate from such a strategic transaction.

Changes in the international political environment and policies, including changes in export/import policy may adversely affect our business.

The Company operates within a globally integrated rare earths supply chain and is therefore exposed to risks arising from changes in international trade policy, including tariffs, export controls, and other regulatory restrictions.

Additionally, because all of the current dominance of China in the critical and rare earth minerals industry, the possibility of adverse changes in trade or political relations with China, political instability in China, increases in labor or shipping costs, the occurrence of prolonged adverse weather conditions or a natural disaster such as an earthquake or typhoon, or the outbreak of another global pandemic disease like COVID-19 could severely interfere with our industry and would have a material adverse effect on our operations.

In April 2024, the United States introduced reciprocal tariffs on imported NdFeB magnets, which may support domestic magnet manufacturing but add complexity to downstream market access. At the same time, China, the dominant supplier of rare earth magnet materials, has imposed export restrictions on certain rare earth processing technologies and magnet alloy know-how, further tightening control over strategic segments of the supply chain. These developments may impact the Company’s strategic planning, technology partnerships, and long-term competitiveness, particularly in relation to its downstream operations in Europe. Further trade restrictions, shifts in tariff regimes, or disruption of cross-border collaboration could have a material effect on project execution, cost structures, and global positioning.

The production of mixed rare earth carbonate and separated rare earth oxides is a capital-intensive business that requires the commitment of substantial resources; if we do not have sufficient capital or other resources necessary to provide for such production, it could negatively impact our business.

Mixed rare earth carbonate and separated rare earth oxides production requires large amounts of capital, and long-term production and processing requires significant capital investment, working capital, and ongoing maintenance expenditure. We expect to materially increase our capital expenditures and working capital requirements to begin extraction and production of rare earth minerals and oxides and support the growth of our business and operations. Our business plan is based on, among other things, expectations as to capital expenditures and if we are unable to fund those capital expenditures or the level of necessary capital expenditures increases above our current expectations, we will not achieve the targets set forth in our business plan or be able to develop currently contemplated or future capital projects, including the Projects. We may not be able to raise additional capital (debt or equity) to complete or fund our Projects.

The amount of capital required for completion and build-out of the Company’s Projects may increase materially from our current estimates, and we expect to raise further funds through equity or debt financing, joint ventures, production sharing arrangements or other means. Consequently, we depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

Until commercial production is achieved from our Projects, we will continue to incur operating and investing net cash outflows associated with maintaining and acquiring properties, undertaking ongoing activities, and the funding obligations to develop the assets of our Projects. We will require additional capital to complete our Pulawy Separation Plant and establish any future mining operations at Songwe Hill. Such additional funding may not be available to us on satisfactory terms, or at all.

In order to finance our future ongoing operations and future capital needs, we will require additional funds through the issuance of additional equity or debt securities (which may be supplemented by government assistance) or the use of other financial instruments such as royalty or stream financing, forward sales of our products or prepurchase financing of offtake arrangements. Depending on the type and terms of any financing we pursue, shareholders’ rights and the value of their investment in our common shares could be reduced. Any additional equity financing will dilute shareholdings. If the issuance of new securities results in diminished rights to holders of our common shares, the market price of our common shares could be negatively impacted. New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to fund our current operations and implement our business plan and strategy will be affected, and we would be required to reduce the scope of our operations and scale back our exploration, development and mining programs. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•        adverse economic conditions, including inflationary factors and recessionary fears;

•        adverse general capital market conditions, including rising interest rates;

•        poor performance and health of the rare earth minerals industry in general;

•        bankruptcy or financial distress of rare earth mineral companies or marketers;

•        significant decrease in the demand for rare earth minerals; or

•        adverse regulatory actions that affect our exploration and construction plans or the use of our current and planned products generally.

If additional capital is not available in sufficient amounts or on a timely basis, the Company will experience liquidity problems, and the Company could face the need to significantly curtail current operations, change our planned business strategies and pursue other remedial measures. Any curtailment of business operations would have a material negative effect on operating results, the value of the Company’s outstanding capital shares and the Company’s ability to continue as a going concern.

It is not expected that the Company will pay dividends in the foreseeable future after the Business Combination.
It is expected that the Company will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that the Company will pay any cash dividends in the foreseeable future.

Following the consummation of the Business Combination, the Company Board will have discretion as to whether to distribute dividends. Even if the Company Board intends to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by the Company from subsidiaries, the Company’s financial condition, contractual restrictions, and other factors deemed relevant by the Company Board. There is no guarantee that the Company Shares will appreciate in value after the Business Combination or that the trading price of the Company Shares will not decline.

If our operations do not perform in line with expectations, we may be required to write down the carrying value of our investments, which could affect any future profitability and our ability to pay dividends.

Under IFRS, we are required to test the carrying value of long-term assets or cash-generating units for impairment at least annually and more frequently if we have reason to believe that our expectations for the future cash flows generated by our assets may no longer be valid. If the results of operations and cash flows generated by our proposed rare earths mineral extraction operations are not in line with our expectations, we may be required to write down the carrying value of these assets. Any write-down could materially affect our business, operating results, operations, and financial condition.

Any failure by management to manage growth properly could negatively impact our business.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of our services currently provided by third parties or which will be necessary in the future. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

A power or other utility disruption or shortage at our Projects could temporarily delay operations and increase costs, which may negatively impact our business.

Our facilities are expected to rely on electricity and other utilities. Instability in electrical or other utility supply could cause sporadic outages and brownouts. Any such outages or brownouts could have a negative impact on our production. As a result, our revenue could be adversely impacted and our relationships with our customers could suffer, adversely impacting our ability to generate future revenue and otherwise perform our contractual obligations. In addition, if power to any of our Projects is disrupted during certain phases of our production processes, we may incur significant expenses that may adversely affect our business.

Increasing costs, including rising electricity and other resources costs, or limited access to these may adversely affect our profitability.

We expect to use significant amounts of electricity and other resources, including water, in our operations at our Projects upon completion, for which no assurance can be given, and such usage may increase as we increase production. We may need to purchase utilities or resources in the open market and as a result, we could be subject to significant volatility in cost and availability. We may not be able to pass increased prices of such utilities or resources through to our customers in the form of price increases. A significant increase in the price or decrease in the availability of these utilities could materially increase our operating costs and adversely affect our profit margins and production volumes.

Fluctuations in transportation costs or disruptions in transportation services or routes or damage or loss during transport could decrease our competitiveness or impair our ability to deliver products to our customers.

We will need to transport our products to our future customers wherever they may be located. Finding affordable and dependable transportation is important because it allows us to supply customers around the world. Labor disputes, embargos, government restrictions, work stoppages, pandemics, derailments, damage or loss events, adverse weather conditions, other environmental events, changes to rail or ocean freight systems or other events and activities beyond our control could interrupt or limit available transport services, which could result in customer dissatisfaction and loss of sales potential and could materially adversely affect our results of operations.

Transporting MREC from Malawi to Poland involves significant logistical, regulatory, and operational risks that could materially adversely affect our business.

Our current development plan contemplates producing MREC at Songwe Hill in Malawi and transporting it to the Proposed Puławy Separation Plant in Poland for processing into separated rare earth oxides. This supply chain involves multiple stages of transportation, which will include road and rail haulage from the mine site to port, ocean freight, and inland rail transport within Europe. Each stage presents risks that could disrupt timely delivery, increase costs, or impair product quality.

Potential risks include, but are not limited to:

•        Infrastructure and Logistics Constraints:    Malawi is a landlocked country with limited transport infrastructure. Road and rail conditions, port congestion, and availability of suitable shipping vessels may cause delays or increase costs.

•        Regulatory and Customs Risks:    Cross-border transport of rare earth materials is subject to complex regulatory regimes, including export controls, customs clearance, and hazardous material handling requirements. Changes in regulations or enforcement practices could delay shipments or increase compliance costs.

•        Political and Security Risks:    Political instability, labor strikes, civil unrest, or security incidents in transit countries could disrupt transport routes or result in loss or damage to cargo.

•        Environmental and Weather Risks:    Extreme weather events, such as flooding or cyclones, could damage infrastructure or delay shipments.

•        Quality and Handling Risks:    Improper handling during transport could lead to contamination, moisture ingress, or physical degradation of MREC, which may adversely affect processing efficiency and product quality at the Proposed Pulawy Separation Plant.

Any of these factors could result in increased operating costs, reduced throughput, delays in revenue generation, or reputational harm. In addition, prolonged disruptions could require us to seek alternative transport routes or storage solutions, which may not be feasible on commercially acceptable terms. These risks could materially adversely affect our business, financial condition, and results of operations.

We will need to produce our products to exacting specifications in order to provide future customers with a consistently high-quality product. An inability to meet individual customer specifications would negatively impact our business.

Upon the completion of our Proposed Pulawy Separation Plant, we need to produce rare earth oxides to meet customer needs and specifications and to provide customers with a consistently high-quality product and to meet ever-stricter purity requirements. An inability to perfect the rare earth oxide production process to the level necessary in order to meet individual customer specifications may have a material adverse effect on our financial condition or results of operations. In addition, customer needs and specifications may change with time. Any delay or failure in developing processes to meet changing customer needs and specifications may have a material adverse effect on our financial condition or results of operations. Additionally, natural disasters could also impact the facilities of our customers and could have a material adverse effect on our ability to deliver our product to our customers or our customer’s demand for our products.

Diminished access to water may adversely affect our operations.

Any disruption in the process or loss of access to adequate water sources could prompt the need for further access to fresh water. Any disruption to our expected process or decrease in available water supply may have a material adverse effect on our operations and our financial condition or results of operations.

Work stoppages or similar difficulties, breakdown in labor relations, or a shortage of skilled technicians and engineers could significantly disrupt our operations and reduce our revenues.

A work stoppage by any of the third parties providing services in connection with construction or operations at our Projects could significantly delay our Projects and disrupt our operations, reduce our revenues and materially adversely affect our results of operations. Efficient production of mixed rare earth carbonate and separated rare earth oxides using modern techniques and equipment requires skilled technicians and engineers. In addition, our optimization and eventual downstream efforts will significantly increase the number of skilled operators, maintenance technicians, engineers and other personnel required to successfully operate our business. In the event that we are unable to hire, train and retain the necessary number of skilled technicians, engineers and other personnel there could be an adverse impact on our labor costs and our ability to reach anticipated production levels in a timely manner, which could have a material adverse effect on our results of operations.

Some of our directors and officers also serve as directors and/or executive officers for other public companies or for our controlling stockholder, which may lead to conflicting interests and diversion of time and attention.

Our Chief Executive Officer, Alexander Lemon, and our President, William Dawes, each serve as executive officers and directors of the Company Requisite Shareholder, which currently beneficially owns 100% of Company Shares. Additionally, each of Mr. Lemon and Mr. Dawes currently serves as executive director of Leo Mining & Exploration Limited (“Leominex”), a shareholder of the Company Requisite Shareholder, and Maginito Limited, MKA Exploration Limited (BVI), MKA Exploration Limited (Malawi), and Mkango Rare Earths UK Limited, each principally beneficially owned by the Company Requisite Shareholder but not by the Company. Mr. Dawes is also an executive director of Hypromag Ltd., which is principally beneficially owned by the Company Requisite Shareholder but not by the Company. Mr Dawes is also a director of HyProMag USA LLC, a joint venture business in the United States.

Our executive directors have, and after the Business Combination our executive officers and members of our board of directors will have, fiduciary duties to the Company Requisite Shareholder and the Company Shareholders, respectively. Likewise, Mr. Lemon and Mr. Dawes have fiduciary duties to the above companies’ investors, including the Company Requisite Shareholder and Leominex. There may be potential conflicts of interest if the Company and one or more of these other companies pursue acquisitions, investments and other business opportunities that may be suitable for each. Mr. Lemon and Mr. Dawes may, as a result, have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. Furthermore, to the extent Mr. Lemon and Mr. Dawes own or come to own equity in these companies, it might create, or appear to create, potential conflicts of interest when the applicable individuals are faced with decisions that could have different implications for the Company and these other companies.

In addition, Mr. Lemon and Mr. Dawes may have their time and attention diverted from the Company in favor of these other companies for which they serve as executive directors. This diversion could impact their ability to devote sufficient time and focus to the Company’s operations, strategy, and growth initiatives, which may adversely affect our business, financial condition, and results of operations.

We depend on key personnel for the success of our business. If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our desired level of growth and our business could suffer.

We highly value and will depend on the contributions of our senior management and key personnel and consultants, including Mr. Lemon and Mr. Dawes. Our success will depend largely upon the performance of key officers, employees and consultants who have advanced us to our current stage and contributed to our potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where we conduct our operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to us and our operations in the current climate. We may not be able to replace our senior management or key personnel (including personnel that are key to rare earth oxide production) with persons of equivalent expertise and experience within a reasonable period of time or at all if one or more of our senior management and key personnel are not retained, and we may incur additional expenses to recruit, train and retain additional personnel. Any prolonged inability to retain key individuals, or to attract and retain new talent as we grow, could have a material adverse effect upon our growth potential and prospects.

Our business may be adversely affected by force majeure events outside our control, including labor unrest, civil disorder, war, subversive activities or sabotage, extreme weather conditions and climate events, fires, floods, tornados, explosions or other catastrophes, epidemics or quarantine restrictions.

We may be impacted by natural disasters, wars, health epidemics or pandemics or other events outside of our control. If major disasters such as tornados, earthquakes, wildfires, health epidemics or pandemics, floods or other events occur, or our information system or communications network breaks down or operates improperly, our ability to continue anticipated operations at our Projects may be seriously damaged. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Our success depends on developing and maintaining relationships with and limiting negative impacts to local communities and stakeholders.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our Projects, including individuals and groups who may have rights or may assert rights to certain of our properties, as well as other local stakeholders. If local communities or stakeholders are dissatisfied with our activities, the distribution of benefits, or the social and environmental impacts of our operations, they may initiate legal or administrative proceedings, protests, civil unrest, direct action, or other campaigns opposing our activities. Any such occurrence could materially and adversely affect our business, financial condition, or results of operations, including our ability to commence or continue exploration, mine development, construction, or production activities at either Project.

At Songwe Hill, where our operations will be developed on customary land, we expect significant social-license challenges, including the need to relocate and compensate existing households and land users. Based on current project planning and studies, the development of the Songwe Hill mine is expected to require the resettlement of households, along with associated compensation for land, crops, structures, and livelihood restoration. The scale and complexity of this resettlement process may give rise to community grievances, increased expectations regarding employment, procurement opportunities, socio-economic development, or infrastructure improvements, as well as disputes over land rights, valuation, or eligibility. Although involuntary resettlement is legally permissible under Malawi law, the Company prefers to pursue negotiated land access arrangements aligned with Malawi’s compensatory frameworks and international good practice. These negotiations may be time-consuming, may not be successful on anticipated timelines, and may require engagement with multiple stakeholders, including traditional authorities, local government, and affected persons with differing priorities and capacities to engage. Failure to secure timely, durable, and broadly supported land access agreements for Songwe Hill may delay or prevent mine development and materially increase Project costs.

With respect to the Proposed Pulawy Separation Plant, the Company may face community, regulatory, or municipal objections related to land use, zoning, environmental concerns, permitting, and infrastructure development. Even where contractual land access rights are in place under the Lease Option Agreement, third parties may assert interests or raise objections to construction or operation of the facility, including objections based on environmental protection, public health concerns, nuisance factors, cultural site considerations, impacts of increased industrial activity, or alleged inconsistencies with local development plans. Such objections may lead to administrative proceedings, public consultations, appeals, or litigation, any of which could delay development or impose additional mitigation measures or obligations.

Furthermore, in both Malawi and Poland, local and regional authorities play significant roles in land-use approvals, stakeholder engagement expectations, and permitting decisions. Adverse rulings, delays in obtaining necessary municipal or governmental approvals, or challenges brought by affected communities, NGOs, or local interest groups may hinder development schedules, increase costs, or require redesign or modification of planned operations. Any failure to effectively engage with communities, address grievances, or resolve disputes in a timely manner could materially and adversely affect our business, financial condition, and results of operations.

Since its inception, the Company has generated negative operating cash flows and we may experience negative cash flow from operations in the future. Our consolidated financial statements have been prepared on a going concern basis.

Since its inception, the Company has generated negative operating cash flows and the Company may experience negative cash flow from operations in the future. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Note 2 to our consolidated financial statements states that the uncertainty and lack of assurance of funding of future operations and availability of additional financing sources may cast significant doubt on our ability to continue as a going concern. Our ability to continue as a going concern is contingent upon, among other factors, our ability to raise capital through sales of our securities and incurrence of debt, as needed to fund operations and advance our Projects. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. We may not be successful in completing equity or debt financings or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classifications of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Risks Related to Legal, Compliance, and Regulations

Our operations at our Projects are subject, or may become subject, to extensive and costly environmental requirements; and current and future laws, regulations and permits impose or may impose significant costs, liabilities or obligations or could limit or prevent our ability to continue our current operations or to undertake new operations.

We are subject, or may be subject in the future, to numerous and detailed environmental laws, certifications, regulations and permits, including, without limitation, those pertaining to employee health and safety, air emissions, water usage, wastewater and stormwater discharges, air quality standards, greenhouse gas, emissions, water usage and pollution, waste management, plant and wildlife protection, handling and disposal of radioactive substances, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, the discharge of materials into the environment, procurement of certain materials used in our operations and groundwater quality and availability. These requirements may result in significant costs, liabilities and obligations, impose conditions that are difficult to achieve or otherwise delay, limit or prohibit current or planned operations. These requirements may in the future result in the exploration and development in connection with Songwe Hill being delayed, limited or prevented, and development operations may be curtailed. Failure to comply with these laws, regulations and permits, including as they evolve, may result in the assessment of administrative, civil and criminal penalties, the issuance of injunctions to limit or cease operations, fines, the suspension or revocation of permits and other sanctions or the loss of support from key stakeholders. Pursuant to such requirements, we may also be subject to third-party claims, including for damages to property or injury to persons arising from our operations. Moreover, environmental legislation and regulation, as well as the expectations of stakeholders, are evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, cessation of operations, more stringent environmental assessments, and a heightened degree of responsibility for companies and their officers, directors and employees. Any changes in these laws, regulations or permits (or the interpretation or enforcement thereof) or any sanctions, damages, costs, obligations or liabilities in respect of these matters could have a material adverse effect on our business and/or the results of our operations and financial condition.

We will be required to obtain and sustain governmental permits and approvals to develop and operate the Projects, a process which is often costly and time-consuming. Failure to obtain or retain any necessary permits or approvals for our planned operations may negatively impact our business.

We are required to obtain and renew governmental permits and approvals for our Projects in connection with any exploration and development activities that we may in the future undertake and, prior to mining any mineralization that we discover, we may be required to obtain additional governmental permits and approvals that we do not currently possess or anticipate. Obtaining and renewing any of these governmental permits is a complex, time-consuming and uncertain process involving numerous jurisdictions, multiple government agencies, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables, some of which are not within our control, including the interpretation of approval requirements administered by the applicable governmental authority as well as the time required for, and the outcome of, any necessary environmental impact assessment.

We may not be able to obtain or renew permits or approvals that are necessary to our planned operations, or we may discover that the cost and time required to obtain or renew such permits and approvals exceeds our expectations. Any unexpected delays, costs or conditions associated with the governmental approval process could delay our planned exploration, development and mining operations, which in turn could materially adversely affect our prospects, revenues and profitability. In addition, our prospects may be adversely affected by the revocation or suspension of permits or by changes in the scope or conditions for use of any permits obtained.

For example, in addition to the permits that we have been issued to date, we are required to obtain other permits and approvals before construction or operations related to zoning, rezoning, construction, mining, mineral concentration and chemical manufacturing. To obtain certain permits, we may be required to conduct environmental and social studies and collect and present data to governmental authorities pertaining to the potential impact of our current and future operations upon the environment and people and to take steps to avoid or mitigate those impacts. The permitting rules, and interpretation thereof, are complex and have generally become more stringent over time. In some cases, the public (including environmental and social interest groups) has rights to comment upon, and submit objections to, permit applications and environmental impact statements prepared in connection therewith, and otherwise participate in the permitting process, including challenging the issuance of permits, validity of environmental impact statements and determinations and performance of permitted activities. Accordingly, permits required for our operations, including our Projects, may not be issued, maintained, exchanged, amended or renewed in a timely fashion or at all, or may be issued or renewed upon conditions that restrict our ability to conduct our operations economically. Any such failure to obtain, maintain, exchange, amend or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

Private parties, such as environmental and social organizations and local residents, frequently attempt to intervene in the permitting process to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs of and cause delays in the permitting process and could cause us not to proceed with the development or operation of a property. In addition, our ability to successfully obtain key permits and approvals to explore for, develop, operate and expand operations will likely depend on our ability to undertake such activities in a manner consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Our ability to obtain permits and approvals and to successfully operate in particular communities may be adversely affected by real or perceived detrimental events associated with our activities.

Our failure to comply with applicable anti-corruption, anti-bribery, anti-money laundering, human rights, and similar laws and regulations could negatively impact our reputation and results of operations.

The legal and regulatory framework in which we operate is complex, and our governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Our operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behavior and dishonesty, nor guarantee compliance with legal and regulatory requirements.

We are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations where we do business or have a close connection. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. These and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Compliance, on the other hand, often adds cost and complexity to the permitting process and subsequent operations. We continuously develop and maintain policies and procedures designed to comply with applicable anti-corruption, anti-bribery, anti-money laundering, human rights and similar areas. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, results of operations and financial condition.

The impacts of climate change may adversely affect our operations and/or result in increased costs to comply with changes in regulations.

Climate change is an international and community concern which may directly or indirectly affect our business and current and future activities. The continuing rise in global average temperatures has created varying changes to regional climates across the world and extreme weather events have the potential to delay or hinder our exploration activities at our mineral projects, and to delay or cease operations at any future mine. This may require us to make additional expenditures to mitigate the impact of such events which may materially and adversely increase our costs and/or reduce production at a future mine. Governments at all levels are amending or enacting additional legislation to address climate change by regulating, among other things, carbon emissions and energy efficiency, or where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. As a significant emitter of greenhouse gas emissions, the mining industry is particularly exposed to such laws and regulations. Compliance with such legislation and regulations, including the associated costs, may have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to commence or continue our exploration and future development and mining operations.

Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption in the delivery of essential commodities, then production efficiency may be reduced, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, climate change is perceived as a threat to communities and governments globally and stakeholders may demand reductions in emissions or call upon companies to better manage their consumption of climate-relevant resources. A number of governments have already introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at Songwe Hill.

We are exposed to possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environmental claims, occupational health and safety claims and employee claims. Further, we may be involved in disputes with other parties in the future that may result in litigation. Current or future litigation or administrative proceedings could have a negative impact on our business.

We may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes.

The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly, time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

There is general market uncertainty as a result of the conflicts in Ukraine, Iran, and Israel-Gaza and the threat of conflicts in other jurisdictions.

Geopolitical instability continues to create significant uncertainty for global economic conditions, supply chains, and commodity markets that affect the rare earths sector. The ongoing conflict in Ukraine, which began in February 2022, and the international response, including extensive economic sanctions, have disrupted global trade and financial markets, contributed to inflationary pressures, and increased volatility in critical mineral and materials markets. These developments have affected the availability and cost of specialized equipment, construction materials, and key inputs necessary for rare earths exploration, development, and processing. The duration and ultimate impact of the conflict remain unpredictable, and any escalation could result in further market disruption that may adversely affect the economics and timing of our projects and our ability to advance development activities.

In January 2026, President Trump expressed renewed interest in the United States acquiring control of Greenland from Denmark. Although Denmark and other European nations rejected any prospect of unilateral action and President Trump subsequently withdrew threats to impose tariffs or use military force, these events heightened diplomatic tensions between the U.S. and several European allies. Any deterioration in U.S.-European relations, including the emergence of trade disputes or strain on NATO, could negatively affect global economic conditions or international cooperation on critical minerals policy, potentially impacting our industry and business.

Political instability in Venezuela following the U.S. military’s January 2026 raid and extraction of Nicolás Maduro has also created uncertainty regarding future U.S. sanctions and trade policies affecting mineral-rich jurisdictions in Latin America. Shifts in sanctions or trade policy, along with any responsive actions taken by other countries, could influence access to certain rare earth elements, concentrates, or intermediate products sourced from or processed in the region. Any such changes could disrupt supply chains, increase input costs, or alter market dynamics for rare earths globally. The scope, duration, and impact of potential policy changes remain unknown.

Escalating tensions in the Middle East, including those related to the Israel-Gaza conflict, developments in Iran, and instability in other jurisdictions could disrupt global logistics networks, increase transportation and materials costs, intensify inflationary pressures, and hinder our ability to contract effectively with suppliers.

While we have not experienced direct impacts to date, continued or heightened global and regional conflict could adversely affect the cost and availability of equipment, reagents, and other inputs critical to rare earths development and production. Ongoing uncertainty with respect to these tensions and conflicts could adversely affect our business, financial condition, and results of operations.

The Company Requisite Shareholder is subject to Canadian securities laws and TSX-V requirements, which may restrict or delay certain transactions by the Company.

The Company Requisite Shareholder is a corporation organized under the laws of Canada and listed on the TSX-V and AIM, and is therefore subject to applicable Canadian securities laws, the policies of the TSX-V, as well as the AIM rules and regulations.

The acceptance from the TSX-V for the Business Combination includes, as a condition, that following completion of the Business Combination, the TSX-V will continue to have oversight in respect of certain transactions by the Company, including issuances of equity by the Company. This oversight will continue until such time as the Company Requisite Shareholder obtains approval from its shareholders for a reduction by the Company Requisite Shareholder in its shareholdings of the Company, following the Business Combination, to below 50% (whether through dilution or otherwise). The Company Requisite Shareholder intends to seek such approval at a meeting of shareholders to be held in 2026. To the extent that such approval is not obtained, there may be delays in the issuances of future equity by the Company in order to accommodate the TSX-V oversight.

Risks Related to Intellectual Property and Technology

If we infringe, or are accused of infringing, the intellectual property rights of third parties, it may increase our costs or prevent us from being able to commercialize new products.

There is a risk that we may infringe, or may be accused of infringing, the proprietary rights of third parties under patents and pending patent applications belonging to third parties that may exist in the world that relate to our contemplated rare earth products and processes. Because the patent application process can take several years to complete, there may be currently pending applications that may later result in issued patents that cover our contemplated products and processes. In addition, our contemplated products and processes may infringe existing patents.

Defending ourselves against third-party claims, including litigation in particular, would be costly and time consuming and would divert management’s attention from our business, which could lead to delays in the completion of our Projects and our downstream expansion plans. If third parties are successful in their claims, we might have to pay substantial damages or take other actions that are adverse to our business. As a result of intellectual property infringement claims, or to avoid potential claims, we might:

•        be prohibited from, or delayed in, selling some of our products or using some of our processes unless the patent holder licenses the patent to us, which it is not required to do;

•        be required to pay substantial royalties or grant a cross license to our patents to another patent holder; or

•        be required to redesign a process so it does not infringe a third party’s patent, which may not be possible or could require substantial funds and time.

In addition, we could be subject to claims that our employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of third parties.

If we are unable to resolve claims that may be brought against us by third parties related to their intellectual property rights on terms acceptable to us, we may be precluded from offering some of our contemplated products or using some of our contemplated processes.

We rely on information technology systems to support critical aspects of our mining and processing operations, and any cyberattack, disruption, or failure of these systems could materially adversely affect our business.

Our operations will depend on the integrity and security of information systems used to manage geological data, mine planning, engineering design, supply chain logistics, and financial reporting. We will also rely on these systems to coordinate the production and shipment of mixed rare earth carbonate (“MREC”) from Songwe Hill in Malawi to the Proposed Pulawy Separation Plant in Poland and to manage technical data related to rare earth separation processes. A material breach or failure of these systems could disrupt development activities, delay construction or commissioning of the Proposed Pulawy Separation Plant, impair our ability to deliver feedstock, or compromise sensitive technical and commercial information.

Cybersecurity threats, including ransomware, phishing, malware, and supply chain attacks, continue to evolve and may target both our internal systems and third-party platforms on which we rely. Unauthorized access, modification, or destruction of data could result in operational delays, inaccurate mine or plant scheduling, or disclosure of proprietary flowsheet designs and pricing arrangements, reducing our competitive advantage. Because we are a development-stage company with no current revenue and significant reliance on project financing, any such disruption could adversely affect our ability to secure funding or meet contractual obligations.

We also maintain personal information regarding employees, contractors, and counterparties. If this information is misappropriated, our reputation could be damaged, resulting in loss of business opportunities or morale, and we may incur costs to remediate harm or defend against litigation or regulatory actions. Insurance coverage may not be sufficient to cover losses or damages associated with such attacks or events, and we may face increased costs to enhance security measures following an incident.

Although we intend to implement cybersecurity programs and controls, these measures cannot eliminate all risks. Techniques used to compromise systems are increasingly sophisticated, and we may be unable to detect or prevent all threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance protective measures or to investigate and remediate vulnerabilities. Any significant disruption or breach could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to the Company’s Securities Following the Consummation of the Business Combination.

The requirements of being a public company in the United States, if the Proposed Business Combination is completed, may strain the Company’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company in the U.S. may be greater than we anticipate.

Requirements associated with being a public company in the United States will require significant resources and management attention. After the completion of the Business Combination, we will become subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, and, if successfully listed, Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, complying with rules and regulations and the increasingly complex laws pertaining to public companies will require substantial attention from our senior management, which could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, results of operations and financial condition. We will also need to hire additional personnel to support our financial reporting function and may face challenges in doing so.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the Company’s securities may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which CPTK’s shareholders vote on the Business Combination. The market value of Company Shares and securities convertible into or exercisable for Company Shares issued in the Business Combination may be higher or lower than the values of these securities on earlier dates.

In addition, following the Business Combination, Company Shares will not have any redemption rights like the Public Shares had and fluctuations in the price of Company Shares could contribute to the loss of all or part of your investment. The trading price of Company Shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond CPTK’s or the Company’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of Company Shares. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment and Company Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Company Shares may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of Company Shares irrespective of the Company’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress the Company’s share price regardless of the Company’s business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future.

Even if CPTK consummates the Business Combination, there is no guarantee that the Warrants will ever be in the money, and they may expire worthless.

Upon consummation of the Business Combination, the SPAC Warrants will become the Company Warrants. The exercise price for the Company Warrants will be $11.50 per share of the Company Shares, subject to adjustment. There is no guarantee that the Company Warrants, following the Business Combination, will ever be in the money prior to their expiration, and as such, the Company Warrants may expire worthless.

You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Company Shares from such exercise than if you were to exercise such Public Warrants for cash.

The SPAC Warrant Agreement provides that in the following circumstances holders of Public Warrants who seek to exercise their Public Warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Company Shares issuable upon exercise of the Public Warrants are not registered under the Securities Act in accordance with the terms of the SPAC Warrant Agreement; (ii) if the Company has so elected and the Company Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption.

If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering the Public Warrants for that number of Company Shares equal to the quotient obtained by dividing (x) the product of the number of Company Shares underlying the Public Warrants, multiplied by the excess of the “fair market value” of Company Shares (as defined in the next sentence) over the exercise price of the Public Warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Company Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Public Warrants, as applicable. As a result, you would receive fewer Company Shares from such exercise than if you were to exercise such Public Warrants for cash.

Risks Related to Investment in a British Virgin Islands Company and the Company’s Status as a Foreign Private Issuer

As a foreign private issuer, the Company will be exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of Company Shares.

The Company will qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, the Company will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, the Company will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, the Company will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K, and will not be subject to Regulation FD under the Exchange Act, which would otherwise prohibit selective disclosure of material nonpublic information. Accordingly, there may be less publicly available information concerning the Company than there is for U.S. public companies.

However, beginning March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, the Company’s directors and officers will become subject to Section 16(a) of the Exchange Act and will be required to file reports of beneficial ownership and changes in ownership on Forms 3, 4 and 5. Directors and officers will remain exempt from Section 16(b) short-swing profit recovery and Section 16(c) short-sale prohibitions, and 10% beneficial owners who are not directors or officers will continue to be exempt from Section 16. Prior to that date, the Company’s directors and officers will not be subject to these reporting requirements, and transactions in the Company’s securities by such persons may not be disclosed as promptly as would be required for U.S. domestic public companies.

As a foreign private issuer, the Company will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after the Company publicly announces these events. However, because of the above exemptions for foreign private issuers, which the Company intends to rely on, the Company’s shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject the Company to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” the Company will not be required to comply with the same level of periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations as U.S. domestic issuers. Under those rules, the determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to the Company on June 30, 2026.

In the future, the Company could lose its foreign private issuer status if a majority of its voting securities are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although the Company intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, the Company’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to the Company under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If the Company is not a foreign private issuer, the Company will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the Company would become subject to Regulation FD, aimed at preventing issuers from making selective disclosures of material information. The Company also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, assuming the Company’s securities are approved for listing on Nasdaq, the assurance of which cannot be provided, the Company may thereafter lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, the Company would be permitted to follow home country practice in lieu of the above requirements. As long as the Company relies on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on its board of directors are not required to be independent directors, its remuneration committee is not required to be comprised entirely of independent directors, and it will not be required to have a nominating and corporate governance committee. Also, if the Company loses its foreign private issuer status, the Company would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If the Company loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, the Company may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq, and other regulators, among other materially adverse consequences.

Your ability to protect your rights through U.S. courts may be limited as the Company is incorporated under the law of the British Virgin Islands. The Company conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

The Company is a company incorporated under the laws of the British Virgin Islands. The Company’s corporate affairs are governed by the Company Organizational Documents, the BVI Business Companies Act (Revised 2020 Edition) (as amended, the “BVIBC Act”), and the common law of the British Virgin Islands. Substantially all of the Company’s assets are located outside the United States. [    ] of the Company’s officers and directors following the consummation of the Transactions reside outside the United States and a portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands could render you unable to enforce a judgment obtained in the United States courts against the Company’s assets or the assets of the Company’s directors and officers. Under the Company Organizational Documents, the Company indemnifies and holds its directors harmless against all claims and suits brought against them, subject to limited exceptions.

You may face difficulties in protecting your interests because the Company is incorporated under British Virgin Islands law.

The rights of shareholders to take action against the Company’s directors, actions by the Company’s minority shareholders, and the fiduciary duties of the Company’s directors to the Company under British Virgin Islands law are governed by the BVIBC Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, such actions require the permission of a court in the British Virgin Islands and shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

There may be less publicly available information about the Company than is regularly published by or about U.S. issuers. Also, the British Virgin Islands regulations governing the securities of British Virgin Islands companies are not as extensive as those in effect in the United States, and the British Virgin Islands law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by the Company, the Company’s directors and officers or controlling shareholders than you would as a shareholder of a corporation incorporated in the United States.

The Company has been advised by Conyers Dill and Pearman, its British Virgin Islands legal counsel, that the courts of the British Virgin Islands are unlikely (1) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (2) in original actions brought in the British Virgin Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the British Virgin Islands, courts in the British Virgin Islands will not automatically recognize and enforce a final judgment rendered by a U.S. court.

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issue would be necessary, provided that in respect of the U.S. judgment:

•        the U.S. court issuing the judgment had jurisdiction in the matter and the Company either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•        the judgment given by the U.S. court was not in respect of multiple damages, penalties, taxes, fines or similar fiscal or revenue obligations of the Company;

•        in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•        no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands;

•        the proceedings pursuant to which judgment were obtained did not contravene the rules of natural justice of the British Virgin Islands; and

•        there is due compliance with the correct procedures under the laws of the British Virgin Islands.

A British Virgin Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the British Virgin Islands, which is the Company’s home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent the Company chooses to follow home country practice with respect to corporate governance matters, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Management of the Company After the Business Combination — Foreign Private Issuer Exemption.”

As a result of all of the above, the Company’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by the Company’s management, the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

British Virgin Islands economic substance requirements may have an effect on the Company’s business and operations.

The British Virgin Islands enacted the Economic Substance (Companies and Limited Partnerships) Act (As Revised) (the “BVI Economic Substance Act”) in 2018. The Company will be required to comply with the BVI Economic Substance Act and related regulations and guidelines. As the Company is a British Virgin Islands company, compliance obligations will include filing annual notifications, in which it will need to state whether it is carrying out any relevant activities and if so, whether it has satisfied economic substance tests to the extent required under the BVI Economic Substance Act and the filing of an annual return with the International Tax Authority. The Company may need to allocate additional resources and make changes to its operations in order to comply with all requirements under the BVI Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the BVI Economic Substance Act.

Risks Related to Tax

Tax matters and changes in tax laws could materially and adversely affect the Company’s business, results of operations, or financial condition.

The Company and its subsidiaries will have commercial operations in Malawi, Poland, the United Kingdom, and the British Virgin Islands and therefore may be subject to income taxes in multiple jurisdictions. As its commercial footprint expands, the Company may also in the future become subject to income taxes in other jurisdictions. The Company’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws or their interpretation by the respective governmental bodies, changes in accounting and tax standards or practices, changes in the composition of operating income, changes in the Company’s operating results before taxes, the unavailability, reduction or elimination of tax incentives, and the outcome of income tax audits in the applicable jurisdictions. The Company will regularly assess all of these matters to assess its tax liabilities. Due to the complexity of multinational tax obligations and filings, the Company may have a heightened risk related to audits or examinations by national and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations, including transfer pricing adjustments, could subject the Company and its subsidiaries to additional income tax expenses and materially and adversely affect the Company’s business, results of operations, or financial condition.

If the Business Combination does not qualify as a tax-deferred transaction under Section 351 of the Code or a reorganization under Section 368(a) of the Code, U.S. holders of the Company securities or SPAC Ordinary Shares may be required to pay substantial U.S. federal income taxes.

CPTK and the Company intend that for U.S. federal and applicable state or local income tax purposes, (a) the SPAC Class B Conversion constitutes a reorganization under Section 368(a)(1)(E) of the Code and (b) the Business Combination (including the Corporate Reorganization) will constitute an integrated transaction that qualifies as a transaction described in Section 351 or Section 368 of the Code (the “Intended Tax Treatment”). The obligations of each of CPTK and the Company to complete the Business Combination are not conditioned on the receipt of any opinion regarding the tax treatment of the Business Combination. Neither CPTK nor the Company intends to request a ruling from the IRS with respect to the Intended Tax Treatment, and as a result, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court would not sustain such a challenge. If the Business Combination is not treated in accordance with the Intended Tax Treatment, then a U.S. holder (as defined in “U.S. Federal Income Tax Considerations of the Business Combination to Holders of the Company Securities and the Company — I. U.S. holder”) of SPAC Ordinary Shares would generally recognize gain or loss in an amount equal to the difference, if any, between the fair market value of Company Securities received in the Business Combination, over such U.S. holder’s aggregate tax basis in the corresponding SPAC Ordinary Shares surrendered by such U.S. holder in the Business Combination. Even if the Business Combination is treated in accordance with the Intended Tax Treatment, U.S. holders may be required to recognize gain (but not loss) on account of the application of the passive foreign investment company (“PFIC”) rules, as described in more detail below under “Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. holders — The Business Combination — Application of the PFIC Rules to the Business Combination.” U.S. holders of SPAC Ordinary Shares or SPAC Warrants should consult their tax advisors to determine the tax consequences if the Business Combination is not treated according to the Intended Tax Treatment and the application of the PFIC rules to their specific situation in connection with the Business. For more information on the material U.S. federal income tax consequences of the Business Combination to U.S. holders of the Company Shares, SPAC Ordinary Shares or SPAC Warrants, see “U.S. Federal Income Tax Considerations.”

If the Company is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

For U.S. federal income tax purposes, the Company generally will be a PFIC within the meaning of Section 1297 of the Internal Revenue Code for any taxable year in which, either (i) at least 75% of its gross income consists of passive income or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Whether the Company is a PFIC for any taxable year is a fact-intensive inquiry that depends, in part, upon the composition and classification of the Company’s income and assets from time to time. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. Accordingly, there can no assurance that the Company will not be a PFIC for its taxable year that includes the date of the Business Combination or any future taxable year.

If the Company is or becomes a PFIC for any taxable year (or portion thereof) during which a U.S. holder (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of the Ownership and Disposition of Company Shares and Warrants — Passive Foreign Investment Company Status”) holds Company Shares or Company Warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. holder, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends, and (iii) compliance with certain reporting requirements.

Please see “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of the Ownership and Disposition of Company Shares and Warrants — Passive Foreign Investment Company Status” for a more detailed discussion with respect to the Company’s potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the Company Shares or Company Warrants.

Unanticipated tax laws or any change in the application of existing tax laws to the Company may adversely impact its profitability and business.

The Company may in the future operate and become subject to income and other taxes in jurisdictions throughout the world. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to the Company (possibly with retroactive effect), which could require the Company to change its transfer pricing policies and pay additional tax amounts, fines or penalties, surcharges, and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Furthermore, changes to tax laws on income, sales, use, duties, tariffs, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations could affect the Company. Certain contemplated tax initiatives, if finalized and adopted by countries, may materially and adversely impact the Company’s operating activities, transfer pricing policies, effective tax rate, deferred tax assets, operating income, and cash flows.

There is uncertainty regarding the U.S. federal income tax consequences of the redemption to the holders of SPAC Ordinary Shares.

There is some uncertainty regarding the U.S. federal income tax consequences to holders of SPAC Ordinary Shares who exercise their Redemption Rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include (i) whether the redemption results in a dividend, taxable as ordinary income, or a sale, taxable as capital gain and (ii) whether such capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than ordinary income, will depend largely on whether the holder owns (or is deemed to own) any shares of SPAC Ordinary Shares following the redemption, and if so, the total number of shares of SPAC Ordinary Shares held by the holder both before and after the redemption relative to all shares of SPAC Ordinary Shares outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in the SPAC, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the fact specific and subjective nature of certain of such tests, and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its Redemption Rights will be taxed on any gain from the redemption as ordinary income or capital gain. See “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of Exercising Redemption Rights to U.S. holders.” You are urged to consult with your own tax advisors as to the tax consequences of redemption.

A Change of Control of the Company may trigger uncertain and potentially material Malawian tax consequences, including the possible imposition of capital gains tax, due to unclear Malawian legislation governing indirect transfers and upstream ownership changes.

A Change of Control of the Company resulting from a sale, transfer, or other disposition of Company Shares by the Company Requisite Shareholder (or other upstream shareholder), whether directly or indirectly, could give rise to uncertain and potentially material tax consequences in Malawi. Malawi taxes capital gains as ordinary income, and recent amendments have expanded the capital-gains tax regime to apply to all share disposals, regardless of how long the shares have been held. However, Malawian tax legislation does not clearly address the treatment of indirect transfers, such as sales of shares in non-Malawian entities that hold Malawian assets. There is also no publicly available guidance specifying the relevant taxable event, applicable tax base, or the method of calculating gain in the context of an upstream Change of Control.

Industry reviews and tax-policy studies evaluating Malawi’s investment climate highlight that the Malawian fiscal regime, particularly in the mining sector, contains gaps, ambiguous provisions, and areas requiring clarification or reform, including the alignment of tax rules with the Mines and Minerals Act and the broader fiscal framework. As a result, the Malawi Revenue Authority (“MRA”) could assert that a Change of Control at a foreign parent-company level constitutes a taxable event relating to Malawian-situated interests, even though the legislation does not expressly address such scenarios. Any such assertion could require the Company, the Company Requisite Shareholder, or a future controlling entity to engage in potentially lengthy tax-audit processes, provide valuations of underlying Malawian assets, or dispute assessments, each of which may result in additional compliance burdens, administrative costs, and uncertainty.

Malawi’s tax regime treats capital gains as ordinary income and recent amendments to the Taxation Act (gazetted in December 2025) have broadened the scope of capital gains taxation to include all share disposals, regardless of holding period. While the legislation does not explicitly address indirect transfers or upstream changes in ownership — such as the sale or merger of a non-Malawian parent entity that owns shares in a Malawian project company — the Malawi Revenue Authority (MRA) could take the position that such transactions are subject to Malawian tax.

In the absence of statutory clarity, the MRA may seek to characterize an upstream Change of Control as a taxable event and may require valuation of the Company’s Malawian assets or issue assessments based on deemed market values. Depending on the MRA’s interpretation, applicable tax rates could range from 30% to 35%. Any such action could lead to administrative proceedings, increased compliance costs, or delayed transaction execution. While the Company believes that a reasonable interpretation of current law does not support capital gains taxation on the contemplated transactions and intends to engage proactively with the relevant authorities, there can be no assurance that a tax assessment will not be asserted.

Unaudited Pro Forma Condensed CONSOLIDATED Combined Financial Information

On July 2, 2025, CPTK, the Company, Merger Sub, Mkango Polska and certain other parties entered into the Original Business Combination Agreement. On February 13, 2026, the same parties entered into Amendment No. 1 to the BCA.

Pursuant to the Business Combination Agreement, the parties thereto will enter into the Business Combination by which, among other things, Merger Sub will be merged with and into CPTK, with CPTK being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Company. Concurrently therewith, the Company will become a publicly traded company and the Company Shares are expected to trade on Nasdaq.

The Transactions, including the Merger, are expected to be consummated after the required approval by the CPTK Shareholders and the satisfaction of certain other conditions summarized below.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025 combines the unaudited historical condensed consolidated balance sheet of CPTK as of June 30, 2025 with the unaudited historical consolidated balance sheet of the Company as of June 30, 2025, giving effect to the Business Combination, as if it had been consummated as of that date.

The unaudited pro forma condensed combined statement of operations for the six months period ended June 30, 2025 combines the unaudited historical condensed consolidated statement of operations of CPTK for the six months ended June 30, 2025 with the unaudited historical consolidated statement of operations of the Company for the six months ended June 30, 2025, giving effect to the Business Combination, as if it had been consummated as of January 1, 2024, the earliest period presented.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024 combines the audited historical condensed consolidated statement of operations of CPTK for the year ended December 31, 2024 with the audited historical consolidated statement of operations of the Company for the fiscal year ended December 31, 2024, giving effect to the Business Combination, as if it had been consummated as of January 1, 2024, the earliest period presented.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing transactions consummated after June 30, 2025 and pro forma adjustments that are directly attributable to the Business Combination. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon consummation of the Business Combination.

The historical financial consolidated statements of the Company have been prepared in accordance with IFRS as issued by the IASB. The historical consolidated financial statements of CPTK have been prepared in accordance with U.S. GAAP. The condensed combined pro forma financial information reflects IFRS and in U.S. dollars (“USD”), the basis of accounting used by the Company, and other than the reclassification and presentation of redeemable Public Shares as other liabilities under IFRS, disclosed in the pro forma notes, no material accounting policy difference is identified in converting CPTK’s historical consolidated financial statements from U.S. GAAP to IFRS. The adjustments presented in the pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Company after giving effect to the Business Combination.

The unaudited pro forma condensed consolidated combined financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed consolidated combined financial information as being indicative of the historical results that would have been achieved had CPTK and the Company always been combined or the future results that the Company, post-Business Combination, will experience. CPTK and the Company have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

This information should be read together with the following:

•        the historical unaudited condensed consolidated financial statements of CPTK as of June 30, 2025 and for the six months ended June 30, 2025 and 2024; included elsewhere in this proxy statement/prospectus;

•        the historical unaudited financial statements of the Company as of June 30, 2025 and for the six months period ended June 30, 2025 and 2024, included elsewhere in this proxy statement/prospectus;

•        the historical audited consolidated financial statements of CPTK as of December 31, 2024 and for the years ended December 31, 2024 and 2023, included elsewhere in this proxy statement/prospectus;

•        the historical audited consolidated financial statements of the Company as of December 31, 2024 and for the years ended December 31, 2024 and 2023, included elsewhere in this proxy statement/prospectus;

•        the sections titled “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus; and

•        other information relating to CPTK and the Company included in this proxy statement/prospectus, including the Plan of Merger and the description of certain terms thereof set forth under the section entitled “The Business Combination.”

Description of the Business Combination

On July 2, 2025, CPTK, the Company, Merger Sub, Mkango Polska and certain other parties entered into the Original Business Combination Agreement. On February 13, 2026, the same parties entered into Amendment No. 1 to the BCA. The Company holds a portfolio of exploration licenses over areas of Malawi hosting rare earth mineralization as well as a lease option over an area in Pulawy, Poland for the development of a rare earth mineral separation plant.

Pursuant to the Business Combination Agreement, the parties thereto will enter into the Business Combination by which, among other things, Merger Sub will merge with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Company. Upon the Closing, subject to the approval of the Company’s listing application by Nasdaq, the Company will become a publicly traded company and its common shares and warrants are expected to trade on Nasdaq under the ticker symbols “MKAR” and “MKARW,” respectively.

The Transactions are expected to be consummated after the required approval by the shareholders of SPAC and the Company and the satisfaction of certain other conditions summarized below. The Merger is to become effective when the Plan of Merger is filed with and registered by the Registrar of Companies of the Cayman Islands or at such later date and time as is agreed between the parties to the Business Combination Agreement and specified in the Plan of Merger and accepted by the Registrar of Companies, in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. Following the registration of the Plan of Merger with the Registrar of Companies of the Cayman Islands, a certificate of merger will be issued by the Registrar of Companies of the Cayman Islands as evidence of compliance with all statutory requirements. The parties to the Business Combination Agreement will hold the Closing on the first date on which all conditions set forth in the Business Combination Agreement required to be satisfied on or prior to the Closing are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by CPTK and the Company in writing.

Consideration; Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Shareholder at Closing is (a) $400.0 million, minus (b) the Company Closing Indebtedness, plus (c) the Company Closing Cash, plus (d) the Company Transaction Expenses Cap Excess, if any (such calculated amount being equal to the “Equity Value”). The consideration will be paid entirely in Company Shares, at a price of $10.00 per ordinary share.

Following the Pre-Closing Reorganization, the adoption of the Company Organizational Documents and immediately prior to the adoption of the Company Organizational Documents, as part of the agreed consideration for the Merger and without any further action (except as otherwise set out in Section 2.7 of the Business Combination Agreement) on the part of any party hereto or the holders of securities of any of the Companies, the Company shall in accordance with the Company Organizational Documents and section 40A of the BVI Companies Act divide its shares so that each Company Share that is issued and outstanding immediately prior to the adoption of the Company Organizational Documents shall be divided into such number of Company Shares of the same class of shares as results by multiplying the Company Share by the Exchange Ratio provided always that in respect of any fraction of a Company Share (or fractions of Company Shares) resulting from the foregoing (each such fraction of a Company Share being herein referred to as a “Share Split Fractional Share”), each such Share Split Fractional Share shall automatically be acquired by the Company from the Company Requisite Shareholder who would otherwise be the holder thereof for no consideration and without any requirement for the consent of the Company Requisite Shareholder (the “Share Split”), without interest, (the additional Company Shares resulting from the Share Split, collectively, the “Company Shareholder Closing Consideration”). As a result of the Merger, (a) each outstanding SPAC Class A Ordinary Share will be cancelled in exchange for the right to receive one Company Share, and (b) each outstanding SPAC Warrant will become a Company Warrant with the right to acquire the same number of Company Shares on the same terms and conditions.

Sponsor Earnout

The Sponsor Support Agreement was entered into concurrently with the execution and delivery of the Business Combination. It is described as a material inducement for the Companies and Merger Sub to enter into the agreement. The Sponsor has agreed that a portion of the Company Shares issued to Sponsor in accordance with Section 2.6(c) of the Business Combination Agreement with respect to the Founder Shares held by Sponsor, not including Founder Shares previously subject to non-redemption agreements (all Founder Shares held by Sponsor, the “Sponsor SPAC Shares”, and all Company Shares issued with respect to the Sponsor SPAC Shares, the “Sponsor Company Shares”), may be placed into escrow at Closing, (the “Sponsor Earnout”) as follows;

(i)     If the amount of Available Gross SPAC Cash as of immediately prior to the Closing is equal to or greater than $10,000,000, Sponsor will retain all Sponsor Company Shares and there will be no Sponsor Escrow Shares;

(ii)    If the amount of Available Gross SPAC Cash as of immediately prior to the Closing is equal to or greater than $5,000,000 but less than $10,000,000, 20% of the Sponsor Company Shares shall be placed into escrow In accordance with Section 5(b); and

(iii)   If (i) the Company waives Section 9.3(e) of the Business Combination Agreement (requiring that Available Gross SPAC Cash be not less than $5,000,000 at the Closing) and (ii) the amount of Available Gross SPAC Cash as of immediately prior to the Closing is less than $5,000,000, 40% of the Sponsor Company Shares shall be placed into escrow in accordance with Section 5(b).

To the extent there are any Sponsor Escrow Shares pursuant to Sections 5(a)(ii) or 5(a)(iii), Sponsor, the Company and Continental (or such other escrow agent mutually acceptable to Sponsor and the Company), as escrow agent (the “Escrow Agent”), shall, prior to the Closing, enter into an escrow agreement, effective as of the Effective Time, in form and substance reasonably satisfactory to Sponsor and the Company (the “Escrow Agreement”), pursuant to which Sponsor shall deposit with the Escrow Agent the Sponsor Escrow Shares, to be held in a separate escrow account (the “Escrow Account”) and disbursed in accordance with the terms of this Agreement and the Escrow Agreement. For the avoidance of doubt, dividends or distributions with respect to the Sponsor Escrow Shares, if any, shall accumulate in the Escrow Account for so long as any Sponsor Escrow Shares are held within the Escrow Account.

The parties hereto acknowledge and agree that the following provisions apply to the Sponsor Escrow Shares during the period beginning on the date that is one hundred fifty (150) days after the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Sponsor Earnout Period”).

(i)     Upon the occurrence of a First Triggering Event, 50% of the Sponsor Escrow Shares shall be released from the Escrow Account to Company, and the parties agree to use commercially reasonable efforts, which shall include the prompt execution and delivery of joint written instructions to the Escrow Agent, if applicable, to ensure such release as soon as practicable following the occurrence of the First Triggering Event.

(ii)    Upon the occurrence of a Second Triggering Event, 50% of the Sponsor Escrow Shares shall be released from the Escrow Account to Company, and the parties agree to use commercially reasonable efforts, which shall include the prompt execution and delivery of joint written instructions to the Escrow Agent, if applicable, to ensure such release as soon as practicable following the occurrence of the Second Triggering Event.

“First Triggering Event” shall mean the first date during the Sponsor Earnout Period on which the closing price of Company Shares as reported on Nasdaq (or the exchange on which Company Shares are then listed) is greater than $12.00 per share for any twenty (20) trading days within a consecutive thirty (30)-trading day period (the “ First Share Price Threshold”). The closing price of Company Shares for purposes of the First Share Price Threshold shall be adjusted as appropriate to reflect any share splits, reverse share splits, stock dividends (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Company Shares.

“Second Triggering Event” shall mean the first date during the Sponsor Earnout Period on which the closing price of Company Shares as reported on Nasdaq (or the exchange on which Company Shares are then listed) is greater than $14.00 for any twenty (20) trading days within a consecutive thirty-(30)-trading day period (the “Second Share Price Threshold”, and together with the First Share Price Threshold, the “Thresholds”). The closing price of Company Shares for purposes of the Second Share Price Thresholds shall be adjusted as appropriate to reflect any share splits, reverse share splits, stock dividends (including any dividend or distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Company Shares.

In addition to the above, the Sponsor agrees that, pursuant to Section 11.6(c) of the BCA, if, at Closing, there is a SPAC Transaction Expenses Cap Excess, Sponsor shall, either (i) pay the SPAC Transaction Expenses Cap Excess in cash at Closing, or (ii) irrevocably forfeit and surrender to SPAC for no consideration a number of shares of Class A Ordinary Shares or Class B Ordinary Shares equal to the quotient of (x) the amount of the SPAC Transaction Expenses Cap Excess divided by (y) $10.00 (the “ Expenses Cap Excess Forfeited Shares”). In effecting Section 5(g)(ii), if applicable, (A) Sponsor and SPAC shall take actions set forth in Section 5(e) as if the Expense Cap Excess Forfeited Shares were Forfeited Escrow Shares and (B) Sponsor shall take any other action reasonably requested by the Company to effect and evidence such forfeiture and surrender of the Expenses Cap Excess Forfeited Shares.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a capital reorganization with no goodwill or other intangible assets recorded, in accordance with IFRS. A capital reorganization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of the Company in many respects. However, CPTK does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization.

Under this method of accounting, CPTK will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, the Company will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of the Company (i.e. a capital transaction involving the recapitalization of the Company shares outstanding as the Company). Accordingly, the consolidated assets, liabilities and results of operations of the Company will become the historic financial statements of the combined company, and CPTK’s assets, liabilities and results of operations will be consolidated with the Company beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of the Company in future reports. The net assets of CPTK will be recognized at carrying value, with no goodwill or other intangible assets recorded.

The deemed costs of the shares issued by the Company, which represents the fair value of the shares that the Company would have had to issue for the ratio of ownership interest in the Company to be the same as if the Business Combination had taken the legal form of the Company acquiring shares of CPTK, in excess of the net assets of CPTK will be accounted for as stock-based compensation under IFRS 2 Share-Based Payment.

The Company has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        The Company Requisite Shareholder will have the largest voting interest in Company under both the no redemption and maximum contractual redemption scenarios;

•        The Company Board will be designated almost entirely of the Company appointees and executives;

•        The Company’s senior management will remain the senior management of the Company;

•        The current business of Company will comprise the ongoing operations of the Company; and

•        The Company is the larger entity, in terms of substantive assets.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This scenario assumes that no SPAC Ordinary Shares are redeemed; and

•        Assuming Maximum Contractual Redemptions:    This scenario assumes that 439,306 of SPAC Ordinary Shares, the maximum contractual redemption of the outstanding SPAC Ordinary Shares, are redeemed for their pro rata share of the cash in the Trust Account for an aggregate payment of approximately $5.2 million upon consummation of the Business Combination at a redemption price of approximately $11.79 per share, determined based on funds in trust plus interest earned. The maximum contractual redemption amount is limited by the Available Net SPAC Cash which shall be not less than $5,000,000, which may consist of cash available in the Trust Account after deducting the amount required to satisfy final redemptions, plus the gross amount of any Permitted Financing Proceeds. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum contractual redemptions.

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Requisite Shareholder at Closing is (a) $400.0 million, minus (b) Company closing Indebtedness, as of June 30, 2025 the amount is $22.54 million, plus (c) at the Company Closing Cash, as of June 30, 2025 the amount is $0.02 million, plus (d) Transaction Expenses Cap Excess, if any, (such calculated amount being equal to the “Equity Value”). The equity value is calculated at $377.5 million resulting in the anticipated issuance of 37,747,949 common shares of which 154,500 common shares will be transferred in connection with conversion of the convertible note, representing a net of 37,593,949. The consideration will be paid entirely in Company Shares, at a price of $10.00 per ordinary share.

After the Business Combination, assuming no redemptions of Class A Ordinary Shares (“CPTK Public Shares”) for cash, CPTK’s current public shareholders will own approximately 1.0% of the outstanding Company Shares, the CPTK Sponsor and initial shareholders will own approximately 14.01% of the outstanding Company Shares, Convertible Note investors will own approximately 0.9%, PIPE investors will own approximately 4.8%, and the Company Requisite Shareholder will own approximately 79.2% of the outstanding Company Shares.

Assuming maximum contractual redemption by holders of 439,306 Class A Ordinary Shares for cash, CPTK’s current public shareholders will own approximately 0.1% of the outstanding Company Shares, the CPTK Sponsor and initial shareholders will own approximately 14.1% of the outstanding Company Shares, Convertible Note investors will own approximately 0.9%, PIPE investors will own approximately 4.9%, and the Company Requisite Shareholder of the Company will own approximately 80.0% of the outstanding Company Shares (in each case, not giving effect to any shares issuable upon the exercise or conversion of options or warrants).

The foregoing scenarios are for Illustrative purposes only as the actual number of redemptions by CPTK’s public shareholders is not able to be known prior to the CPTK shareholder vote with respect to the Business Combination.

The following presents the calculation of basic and diluted weighted average shares outstanding.

	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Maximum Contractual Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
Class A Ordinary Shares	491,806	52,500
CPTK Sponsors, Anchor Investor and director and consultant shares(1)	6,650,000	6,650,000
Convertible note investor shares(2)	404,500	404,500
PIPE Investment(3)	2,300,000	2,300,000
Company Shareholders(5)	37,593,449	37,593,449
Weighted average shares outstanding	47,439,755	47,000,449
Percent of shares owned by Company Shareholders	79.2%	80.0%
Percent of shares owned by PIPE investors	4.8%	4.9%
Percent of shares owned by Convertible note investors	0.9%	0.9%
Percent of shares owned by CPTK Sponsors and directors	14.0%	14.1%
Percent of shares owned by CPTK Public Holders	1.0%	0.1%

	100.0%	100.0%

____________

(1)      Excludes 250,000 shares to be transferred to Convertible note investors pursuant to the June 2025 Side Letter, shares to be transferred by CIIG Management III LLC.

(2)      Includes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes and 250,000 shares to be transferred to Convertible Notes investors pursuant to the June 2025 Side Letter, shares to be transferred by CIIG Management III LLC.

(3)      Assumes anticipated shares to be issued for $23.0 million PIPE Investment. For pro forma purposes the shares to be issued was determined using $10.00 per share.

(4)      Assumes anticipated shares to be issued for advisory fees in lieu of cash at a per share price to be mutually agreed to by Company and CCM. For pro forma purposes the shares to be issued was determined using $10.00 per share.

(5)      Excludes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2025

	Lancaster (IFRS Historical)	CPTK (U.S. GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Additional Redemption Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$21,390	$425	$—	$5,796,755	A	$12,399,757	$(5,177,955)	F	$7,221,802
				(9,068,813)	B
				750,000	H
				(8,100,000)	I
				23,000,000	M
Other receivables	59,506	—	—	—		59,506	—		59,506
Prepid expenses and accrued income	11,424	4,138	—	950,000	B	965,562	—		965,562
Total current assets	92,320	4,563	—	13,327,942		13,424,825	(5,177,955)		8,246,870
Non-current assets
Property, plant and equipment	1,576	—	—	—		1,576	—		1,576
Government remittances receivable	683	—	—	—		683	—		683
Intangible assets	895,992	—	—	—		895,992	—		895,992
Investments held in Trust Account	—	5,674,134	—	(5,796,755)	A	—	—		—
				122,621	G
Total non-current assets	898,251	5,674,134	—	(5,674,134)		898,251	—		898,251

Total assets	$990,571	$5,678,697	$—	$7,653,808		$14,323,076	$(5,177,955)		$9,145,121

Liabilities, and Shareholders’ Deficit
Current liabilities
Accounts payable and accrued liabilities	$410,924	$3,301,637	$—	$(2,000,000)	B	$410,924	$—		$410,924
				(1,301,637)	K
Promissory note – related party	—	1,458,768	—	(1,000,000)	B	—	—		—
				1,301,637	K
				(1,760,405)	L
Total current liabilities	410,924	4,760,405	—	(4,760,405)		410,924	—		410,924
Non-current liabilities
Long term liabilities	22,541,902	—	—	—		22,541,902	—		22,541,902
Warrant liability	—	35,533	—	—		35,533	—		35,533
Class A Ordinary Shares subject to possible redemption	—	—	5,674,134	(5,796,755)	F	—	—		—
				122,621	G
Total non-current liabilities	22,541,902	35,533	5,674,134	(5,674,134)		22,577,435	—		22,577,435
Total liabilities	22,952,826	4,795,938	5,674,134	(10,434,539)		22,988,359	—		22,988,359

Class A Ordinary Shares subject to possible redemption	—	5,674,134	(5,674,134)	—		—	—		—

Shareholders’ deficit
Share capital	15,932,577	—	—	(15,932,577)	E	—	—		—
Company Shares	—	—	—	3,759	E	4,744	(44)	F	4,700
				49	F
				16	H
				690	J
				230	M
SPAC Ordinary Shares	—	690	—	(690)	J	—	—		—
Additional paid-in capital	—	12,286,745	74,444	(2,683,074)	B	105,289,006	(5,177,911)	F	100,895,990
				(18,886,254)	C		784,895	D
				72,885,275	D
				15,928,818	E
				5,796,706	F
				1,544,984	H
				(6,418,813)	I
				1,760,405	L
				22,999,770	M

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2025 — (Continued)

	Lancaster (IFRS Historical)	CPTK (U.S. GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Additional Redemption Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Accumulated deficit	(37,894,832)	(17,078,810)	(74,444)	(2,435,739)	B	(113,959,033)	(784,895)	D	(114,743,928)
				18,886,254	C
				(72,885,275)	D
				(795,000)	H
				(1,681,187)	I
Total shareholders’ deficit	(21,962,255)	(4,791,375)	—	18,088,347		(8,665,283)	(5,177,955)		(13,843,238)
Total liabilites and shareholders’ deficit	$990,571	$5,678,697	$—	$7,653,808		$14,323,076	$(5,177,955)		$9,145,121

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2025

	Lancaster (IFRS Historical)	CPTK (U.S. GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
General and administrative	$(525,156)	$(1,778,256)	$—	$(79,166)	EE	$(2,382,578)	$—	$(2,382,578)
Mineral project expenditures	(50,721)	—				(50,721)		(50,721)
Operating loss	(575,877)	(1,778,256)	—	(79,166)		(2,433,299)	—	(2,433,299)

Interest income	6	—	—	—		6	—	6
Foreign exchange gain (loss)	57,538		—	—		57,538	—	57,538
Non-redemption agreement expense	—	(223,138)	—	—		(223,138)	—	(223,138)
Change in fair value of Class A Ordinary Shares subject to possible redemption	—	—	(120,108)	120,108	DD	—	—	—
Change in fair value of warrant liabilities	—	(35,519)	—	—		(35,519)	—	(35,519)
Interest earned on investments held in Trust Account	—	120,108	—	(120,108)	AA	—	—	—

Profit (loss) before income tax	(518,333)	(1,916,805)	(120,108)	(79,166)		(2,634,412)	—	(2,634,412)
Income tax (expense) benefit	—	—	—	—		—	—	—

Net loss	$(518,333)	$(1,916,805)	$(120,108)	$(79,166)		$(2,634,412)	$—	$(2,634,412)
Exchange difference on translation foreign operations	52,978	—	—	—		52,978	—	52,978
Total comprehensive loss	$(571,311)	$(1,916,805)	$(120,108)	$(79,166)		$(2,687,390)	$—	$(2,687,390)

Weighted average shares basic and diluted	80,000,000
Basic and diluted net loss per share	$(0.01)

Basic and diluted net loss per share, redeemable common stock		$(0.26)
Weighted average redeemable shares oustanding		507,228
Basic and diluted net loss per share, non-redeemable common stock		$(0.26)
Weighted average non-redeemable shares oustanding		6,900,000

Pro forma weighted average number of shares outstanding – basic and diluted						47,439,755		47,000,449
Pro forma loss per share – basic and diluted						$(0.06)		$(0.06)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FISCAL YEAR ENDED DECEMBER 31, 2024

	Lancaster (IFRS Historical)	CPTK (U.S. GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Redemption Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
General and administrative	$(147,352)	$(700,481)	$—	$(72,885,275)	BB	$(78,008,367)	$(784,895)	BB	$(78,793,262)
				(4,116,926)	CC
				(158,333)	EE
Mineral project expenditures	(85,319)	—	—	—		(85,319)	—		(85,319)
Operating loss	(232,671)	(700,481)	—	(77,160,534)		(78,093,686)	(784,895)		(78,878,581)

Interest income	14	—	—	—		14	—		14
Foreign exchange gain (loss)	(162,952)	—	—	—		(162,952)	—		(162,952)
Non-redemption agreement expense	—	(451,322)	—	—		(451,322)	—		(451,322)
Change in fair value of Class A Ordinary Shares subject to possible redemption			(947,345)	947,345	DD	—			—
Interest earned on investments held in Trust Account	—	947,345	—	(947,345)	AA	—	—		—

Profit (loss) before income tax	(395,609)	(204,458)	(947,345)	(77,160,534)		(78,707,946)	(784,895)		(79,492, 841)
Income tax (expense) benefit	—	—	—	—		—	—		—

Net loss	$(395,609)	$(204,458)	$(947,345)	$(77,160,534)		$(78,707,946)	$(784,895)		$(79,492,841)
Exchange difference on translation foreign operations	(170,716)	—	—	—		(170,716)	—		(170,716)
Total comprehensive loss	$(224,893)	$(204,458)	$(947,345)	$(77,160,534)		$(78,537,230)	$(784,895)		$(79,322,125)

Weighted average shares basic and diluted	80,000,000
Basic and diluted net loss per share	$(0.00)

Basic and diluted net loss per share, redeemable common stock		$(0.02)
Weighted average redeemable shares oustanding		1,661,751
Basic and diluted net loss per share, non-redeemable common stock		$(0.02)
Weighted average non-redeemable shares oustanding		6,900,000

Pro forma weighted average number of shares outstanding – basic and diluted						47,439,755			47,000,449
Pro forma loss per share – basic and diluted						$(1.66)			$(1.69)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Business Combination

On July 2, 2025, SPAC, Merger Sub, the Company, Mkango Polska and certain other parties entered into the Original Business Combination Agreement. On February 13, 2026, CPTK and the Company entered into Amendment No. 1 to the BCA. Capitalized terms used herein but not defined shall have the meanings as set forth in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, Merger Sub will merge with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Company. Upon the Closing, SPAC will become a direct wholly owned subsidiary of the Company, the Company will become a publicly traded company and its common shares and warrants are expected to trade on the Nasdaq Global Market under the ticker symbols “MKAR” and “MKARW,” respectively.

The Transactions are expected to be consummated after the required approval by the shareholders of SPAC and the Company and the satisfaction of certain other conditions summarized below. The Merger is to become effective when the Plan of Merger is filed with and registered by the Registrar of Companies of the Cayman Islands or at such later date and time as is agreed between the parties to the Business Combination Agreement and specified in the Plan of Merger and accepted by the Registrar of Companies, in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. Following the registration of the Plan of Merger with the Registrar of Companies, a certificate of merger will be issued by the Registrar of Companies as evidence of compliance with all statutory requirements. The parties to the Business Combination Agreement will hold the Closing on the first date on which all conditions set forth in the Business Combination Agreement required to be satisfied on or prior to the Closing are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by CPTK and the Company in writing.

Consideration; Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Requisite Shareholder at Closing is (a) $400.0 million, minus (b) the indebtedness of the Companies on a consolidated basis at Closing, plus (c) all cash and cash equivalents of the Companies on a consolidated basis at Closing, less (d) the Company Transaction Expenses Cap Excess (such calculated amount being equal to the “Equity Value”). The consideration will be paid entirely in Company Shares, at a price of $10.00 per ordinary share.

At the Effective Time, each Company Share that is issued and outstanding immediately prior to the Effective Time will be exchanged for such fraction of a newly issued the Company Share that is equal to the quotient of (a) the Equity Value, divided by (b) the Company Shares following the Corporate Reorganization, divided by (c) $10.00 (the Company Shares so issued, the “Company Shareholder Closing Consideration”).

As a result of the Merger, (a) each outstanding share of SPAC Ordinary Shares will be cancelled in exchange for the right to receive one Company Share, and (b) each outstanding SPAC Warrant will become exercisable for one Company Share on the same terms and conditions.

Note 2 — Basis of Presentation

The adjustments presented on the pro forma combined financial statements have been identified and presented to provide an understanding of Company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination as described below.

The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios as follows:

•        Assuming No Redemptions:    This scenario assumes that no shares of Public Shares are redeemed; and

•        Assuming Maximum Contractual Redemptions:    This scenario assumes that 439,306 of Public Shares, the maximum contractual redemption of the outstanding Public Shares, are redeemed for their pro rata share of the cash in the Trust Account for an aggregate payment of approximately $5.2 million upon consummation of the Business Combination at a redemption price of approximately $11.79 per share, determined based on funds in trust plus interest earned. The maximum contractual redemption amount is limited by the Available Net SPAC Cash which shall be not less than $5,000,000, which may consist of cash available in the Trust Account after deducting the amount required to satisfy final redemptions, plus the gross amount of the Permitted Financing Proceeds. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum contractual redemptions.

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Requisite Shareholder at Closing is (a) $400.0 million, minus (b) the Company Closing Indebtedness, as of June 30, 2025 the amount is $22.54 million, plus (c) at the Company Closing Cash, as of June 30, 2025 the amount is $0.02 million, plus (d) Transaction Expenses Cap Excess, if any, (such calculated amount being equal to the “Equity Value”). The equity value is calculated at $375.9 million resulting in the anticipated issuance of 37,593,449 common shares. The consideration will be paid entirely in Company Shares, at a price of $10.00 per ordinary share.

After the Business Combination, assuming no redemptions of Public Shares for cash, current Public Shareholders will own approximately 1.0% of the outstanding Company Shares, the Sponsor and initial shareholders will own approximately 14.0% of the outstanding Company Shares, Convertible Note investors will own approximately 0.9%, PIPE investors will own approximately 4.8%, and the Company Requisite Shareholder will own approximately 79.2% of the outstanding Company Shares.

Assuming maximum contractual redemption by holders of 439,306 Public Shares for cash, current Public Shareholders will own approximately 0.1% of the outstanding Company Shares, the Sponsor and initial shareholders will own approximately 14.1% of the outstanding Company Shares, Convertible Note investors will own approximately 0.9%, PIPE investors will own approximately 4.9%, and the Company Requisite Shareholder will own approximately 80.0% of the outstanding Company Shares (in each case, not giving effect to any shares issuable upon the exercise or conversion of options or warrants).

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently nondeductible or nontaxable based on the laws of the relevant jurisdiction.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization with no goodwill or other intangible assets recorded, in accordance with IFRS. A capital reorganization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of the Company in many respects. However, CPTK does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization.

Under this method of accounting, CPTK will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, the Company will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of the Company (i.e. a capital transaction involving the recapitalization of the Company shares outstanding as the Company). Accordingly, the consolidated assets, liabilities and results of operations of the Company will become the historic financial statements of the combined company, and CPTK’s assets, liabilities and results of operations will be consolidated with the Company beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of the Company in future reports. The net assets of CPTK will be recognized at carrying value, with no goodwill or other intangible assets recorded.

The deemed costs of the shares issued by the Company, which represents the fair value of the shares that the Company would have had to issue for the ratio of ownership interest in the Company to be the same as if the Business Combination had taken the legal form of the Company acquiring shares of CPTK, in excess of the net assets of CPTK will be accounted for as stock-based compensation under IFRS 2 Share-Based Payment.

The Company has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        The Company Requisite Shareholder will have the largest voting interest in Company under both the no redemption and maximum contractual redemption scenarios;

•        The Company Board will be designated almost entirely of the Company appointees and executives;

•        The Company’s senior management will remain the senior management of the Company;

•        The current business of Company will comprise the ongoing operations of the Company; and

•        The Company is the larger entity, in terms of substantive assets.

Note 4 — U.S. GAAP to IFRS Conversion and Presentation Alignment

The historical financial information of CPTK has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. One adjustment required to convert CPTK’s consolidated balance sheet from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify CPTK’s Public Warrants and ordinary shares subject to redemption to non-current financial liabilities under IAS 32, as shareholders have the right to require CPTK to redeem Public Shares and Warrants and CPTK has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align CPTK’s consolidated historical financial information in accordance with the presentation of the Company’s historical financial information, see below for effect of conversion on the financial statements.

CPTK’s Consolidated Balance Sheet as of June 30, 2025

CPTK’s consolidated financial statements have been prepared in U.S. dollars and in accordance with U.S. GAAP and converted to IFRS as follows:

CPTK’s Consolidated Balance Sheet as of June 30, 2025

	U.S. GAAP June 30, 2025	IFRS Adjustments 2025	Ref	IFRS June 30, 2025
Assets
Current assets:
Cash	$425	$—		$425
Prepaid expense	4,138	—		4,138
Total current assets	4,563	—		4,563
Non-current assets
Investments held in Trust Account	5,674,134	—		5,674,134
Total assets	$5,678,697	$—		$5,678,697

Liabilities Class A Ordinary Shares subject to possible redemption and Shareholders’ Deficit:

Current liabilities
Accounts payable and accrued expenses	$3,301,637	$—		$3,301,637
Due to related party	1,458,768	—		1,458,768
Total current liabilities	4,760,405	—		4,760,405

Non-current liabilities
Warrant liabilities	35,533	—		35,533
Class A Ordinary Shares subject to possible redemption	—	5,674,134	a	5,674,134
Total liabilities	4,795,538	5,674,134		10,470,072

Class A Ordinary Shares subject to possible redemption	5,674,134	(5,674,134)	a	—

Shareholders’ Deficit
Preferred shares	—	—		—
Class A Ordinary Shares	—	—		—
Class B Ordinary Shares	690	—		690
Additional paid-in capital	12,286,745	74,444	a	12,361,189
Accumulated deficit	(17,078,810)	(74,444)	a	(17,153,254)
Total shareholders’ deficit	(4,791,375)	—		(4,791,375)
Total liabilities, Class A Ordinary Shares subject to possible redemption and Shareholders’ Deficit	$5,678,697	$—		$5,678,697

____________

(a)      To reclassify and present redeemable Class A Ordinary Shares of CPTK as other liabilities under IFRS, as shareholders have the right to require CPTK to redeem the Class A Ordinary Shares and CPTK has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

The historical impact of the reclassification adjustments referenced above was applied between accumulated deficit and additional paid in capital. Under GAAP, the proceeds from redeemable Class A Ordinary Shares discussed in adjustment above, were allocated into temporary equity with the corresponding accretion to additional paid in capital. However, under IFRS, redeemable Class A Ordinary Shares will be a liability, thus no accretion will pass through equity. As a result, the historical accumulated accretion is reversed and reclassified back to additional paid in capital under GAAP.

U.S. GAAP to IFRS Conversion of CPTK’s Consolidated Statement of Operations for the six months ended June 30, 2025

CPTK’s financial statements have been prepared in U.S. dollars and in accordance with U.S. GAAP and is converted to IFRS as follows:

CPTK’s Consolidated Statement of Operations for the six months ended June 30, 2025

	U.S. GAAP June 30, 2025	IFRS Adjustments 2025	Ref	IFRS June 30, 2025
Operating costs	$(1,778,256)	$—		$(1,778,256)

Loss from operations	(1,778,256)	—		(1,778,256)

Other income (expenses)
Trust dividend income	120,108	—		120,108
Non-redemption agreement expense	(223,138)	—		(223,138)
Change in fair value of warrants liabilities	(35,519)	—		(35,519)
Change in fair value of Class A Ordinary Shares	—	(120,108)	a	(120,108)
Total other income (expenses)	(138,549)	(120,108)		(258,657)

Net loss	$(1,916,805)	$(120,108)		$(2,036,913)

____________

(a)      To recognize the changes in fair value of Class A Ordinary Shares subject to possible redemption for the six months ended June 30, 2025, under IAS 32 changes in fair value through profit or loss.

U.S. GAAP to IFRS Conversion of CPTK’s Consolidated Statement of Operations for the year ended December 31, 2024

CPTK’s financial statements have been prepared in U.S. dollars and in accordance with U.S. GAAP and is converted to IFRS as follows:

CPTK’s Consolidated Statement of Operations for the year ended December 31, 2024

	U.S. GAAP December 31, 2024	IFRS Adjustments 2024	Ref	IFRS December 31, 2024
Operating costs	$(700,481)	$—		$(700,481)

Loss from operations	(700,481)	—		(700,481)

Other income (expenses)
Trust dividend income	947,345	—		947,345
Non-redemption agreement expense	(451,322)	—		(451,322)
Change in fair value of warrants liabilities	—	—		—
Change in fair value of Class A Ordinary Shares	—	(947,345)	a	(947,345)
Total other income (expenses)	496,023	(947,345)		(451,322)

Net loss	$(204,458)	$(947,345)		$(1,151,803)

____________

(a)      To recognize the changes in fair value of Class A Ordinary Shares subject to possible redemption for the year ended December 31, 2024, under IAS 32 changes in fair value through profit or loss.

Note 5 — Adjustments to Unaudited Pro Forma

Condensed Combined Balance Sheet as of June 30, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.     Reflects the liquidation and reclassification of $5.80 million of funds held in the Trust Account to cash and bank balances that become available following the Business.

B.      Represents preliminary estimated transaction costs expected to be incurred by CPTK and the Company of approximately $9.07 million for legal, accounting, underwriting, due diligence D&O insurance and printing fees incurred as part of the Business Combination.

For purposes of addressing the CPTK transaction costs of $4.98 million to be paid in cash. The transaction costs consist of $0.25 million D&O insurance prepayment, $2.00 million in legal and other transaction costs previously accrued and $1.00 million included in the due to related party balance resulting in an adjustment of $1.73 million to accumulated losses.

For the Company transaction costs of $4.09 million to be paid in cash. Of the $4.09 million in transaction costs, $2.68 million are allocated to new share issuance and recorded to additional paid-in capital and $0.70 million is related to listing cost and recorded to accumulated loss. In addition, $0.70 million is for D&O insurance prepayment.

C.     Represents the elimination of CPTK’s historical accumulated losses after recording the transaction costs to be incurred by CPTK as described in (B) above and the recording of interest income earned in trust as described in (G) below and historical adjustment to accumulated deficit as a result of the IFRS#1 adjustment above.

D.     In Scenario 1, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by Company and the fair value of CPTK’s identifiable net assets at the date of the Business Combination, resulting in a $72.89 million increase to accumulated loss. In Scenario 2, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by Company and the fair value of CPTK’s identifiable net assets at the date of the Business Combination, resulting in a $73.67 million increase to accumulated loss. The fair value of shares issued was estimated based on a market price of $10.00 per share (based on the anticipated closing value of transaction). The value is preliminary and will change based on fluctuations in the share price of the SPAC Ordinary Shares through the Closing Date. In Scenario 1, a one percent change in the market price per share would result in a change of $0.74 million in the estimated expense. In Scenario 2, a one percent change in the market price per share would result in a change of $0.70 million in the estimated expense.

	No Redemption Scenario		Maximum Contractual Redemption Scenario
	Shares	Dollars	Shares	Dollars
CPTK shareholders
Public Shareholders	491,806		52,500
Sponsor and other shareholders	6,900,000		6,900,000

Fair value of shares to be issued to CPTK shareholders at $10.00 per share		$73,918,060		$69,525,000

IFRS Net assets of CPTK as of June 30, 2025		(4,791,375)		(4,791,375)
Less: CPTK transaction costs, net		(1,733,000)		(1,733,000)
Add: Sponsor assumed SPAC cost in excess of $5.0 million		1,760,405		1,760,405
Add: Release of redeemable Class A Ordinary Shares		5,796,755		5,796,755
Less: Effect of maximum contractual redemption of CPTK shares		—		(5,177,955)
Adjusted net assets of CPTK as of June 30, 2025		1,032,785		(4,145,170)
Difference – being IFRS 2 charge for listing services		$72,885,275		$73,670,170

E.      Represents the exchange of outstanding Company Shares into 37,747,949 common shares at par value of $0.0001 per share upon the Business Combination of which 154,500 common shares will be transferred in connection with conversion of the convertible note, discussed in adjustment H below, representing a net of 37,593,949 common shares. Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Shareholder at Closing is (a) $400.0 million, minus (b) the Company Closing Indebtedness, as of June 30, 2025 the amount is $22.54 million, plus (c) the Company Closing Cash, as of June 30, 2025 the amount is $0.02 million, plus (d) the Company Transaction Expenses Cap Excess, if any, (such calculated amount being equal to the “Equity Value”). The equity value is calculated at $377.48 million resulting in the anticipated issuance of 37,747,949 common shares. The consideration will be paid entirely in Company Shares, at a price of $10.00 per ordinary share.

F.      In Scenario 1, reflects the no additional redemption scenario. In Scenario 2, reflects the maximum redemption of SPAC Ordinary Shares for aggregate redemption payments of $5.18 million at a redemption price of approximately $11.79 per share. The Business Combination Agreement provides that the maximum contractual redemption amount is limited by the Available Net SPAC Cash which shall be not less than $5,000,000, which may consist of cash available in the Trust Account after deducting the amount required to satisfy final redemptions, plus the gross amount of the Permitted Financing Proceeds, if any.

G.     Reflects the incremental interest earned in trust subsequent to June 30, 2025 and through December 31, 2025.

H.     Reflects the allocation of the Company Shares described in (E) above, at closing of the business combination as settlement of the Note purchase agreement between the Company and investor at $5 per share for total of $772,500, $750,000 of principal an $22,500 in PIK, resulting in fair value of the shares issued to settled of $1.54 million and $795,000 recognized in accumulated deficit for the amortized debt discount included.

I.       To record an advisory fee of $8.10 million, of which under the No Redemption Scenario all will be paid in cash. The advisory fees are considered transaction costs, as such the value was allocated between shares issued as new shares to additional paid in capital and shares issued to replace CPTK as listing expenses were recognized to accumulated deficit.

J.       Reflects the conversion of SPAC Ordinary Shares into Company Shares on a one-for-one basis.

K.     Reflects Sponsor advances anticipated to cover payment of all SPAC payables at Closing as required by the Security Assignment Agreement.

L.      Reflects waiver of promissory note to Sponsor if no cash is available to pay at Closing.

M.     Reflects anticipated shares to be issued in connection with a $23.0 million PIPE Investment. For pro forma purposes, the shares to be issued were determined using $10.00 per share. In connection with the Business Combination, the Company and CPTK expect to enter into a PIPE Investment with certain investors in connection with the Closing in a separate private placement transaction. As of the date of this proxy statement/prospectus, there are no commitments for a PIPE Investment. The final form and terms of any PIPE Investment will be subject to negotiation between CPTK, the Company and the applicable investors.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months Ended June 30, 2025 and for the Year Ended December 31, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA) Reflects the elimination of interest income generated from the cash and investments held in the Trust Account.

(BB) In Scenario 1, represents $72.89 million of expense recognized, in accordance with IFRS 2, for the difference between the deemed costs of the shares issued by Company and the carrying value of CPTK’s identifiable net assets, as described in (E) above. In Scenario 2, represents $73.67 million of expense recognized, in accordance with IFRS 2, for the difference between the deemed costs of the shares issued by Company and the carrying value of CPTK’s identifiable net assets, as described in (D) above. This cost is a nonrecurring item.

(CC) To reflect the incremental transaction cost incurred of $4.12 million. This is a non-recurring item.

(DD) To reflect the reversal of the fair value change of financial liability in connection with Class A Ordinary Shares subject to redemption as the shares at Closing are no longer redeemable and thus accounted for as equity instruments.

(EE)  To reflect the six-month and annual amortization for the D&O insurance premium over a six-year estimated policy life.

Note 6 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of Public Shares described under the Maximum Contractual Redemption Scenario are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption. The following table sets out the share ownership of Company following Closing on a pro forma basis under the No Redemption Scenario and the Maximum Contractual Redemption Scenario:

The following table sets out the share ownership of Company following Closing on a pro forma basis under the No Redemption Scenario and the Maximum Contractual Redemption Scenario: (Six Months Ended June 30, 2025)

Net loss per share	No Redemption Scenario	Maximum Contractual Redemption Scenario
Net loss	$(2,634,412)	$(2,634,412)
Net loss per share – Basic	$(0.06)	$(0.06)
Net loss per share – Diluted(1)	$(0.06)	$(0.06)

The following table sets out the share ownership of Company following Closing on a pro forma basis under the No Redemption Scenario and the Maximum Contractual Redemption Scenario: (Year Ended December 31, 2024)

Net loss per share	No Redemption Scenario	Maximum Contractual Redemption Scenario
Net loss	$(78,707,946)	$(79,492,841)
Net loss per share – Basic	$(1.66)	$(1.69)
Net loss per share – Diluted(1)	$(1.66)	$(1.69)
	No Redemption Scenario			Maximum Contractual Redemption Scenario
		Percent			Percent
Pro forma Ownership	Number of Shares	Outstanding	Fully diluted	Number of Shares	Outstanding	Fully diluted
CPTK Shareholders	491,806	1.0%	0.8%	52,500	0.1%	0.1%
Sponsors and Anchor Investor(2)	6,650,000	14.0%	10.8%	6,650,000	14.1%	10.9%
Convertible Note Shares(3)	404,500	0.9%	0.7%	404,500	0.9%	0.7%
PIPE Investment(4)	2,300,000	4.8%	3.7%	2,300,000	4.9%	3.8%
Company Requisite Shareholder(5)	37,593,449	79.2%	61.0%	37,593,449	80.0%	61.4%
Weighted average shares outstanding	47,439,755	100%		47,000,449	100%
Potential Sources of Dilution(1)

Public Warrants	9,200,000		14.9%	9,200,000		15.0%
Public Warrants	5,013,333		8.1%	5,013,333		8.2%
Fully diluted weighted average shares outstanding	61,653,088		100%	61,213,782		100%

____________

(1)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

(2)      Excludes 250,000 shares to be transferred to Convertible Note investors pursuant to the June 2025 Side Letter, shares to be transferred by CIIG Management III LLC.

(3)      Includes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes and 250,000 shares to be transferred to Convertible Note investors pursuant to the June 2025 Side Letter, shares to be transferred by CIIG Management III LLC.

(4)      Assumes anticipated shares to be issued for a $23.0 million PIPE Investment. For pro forma purposes the shares to be issued was determined using $10.00 per share.

(5)      Excludes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes.

The Extraordinary General Meeting

The Extraordinary General Meeting

CPTK is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the CPTK Board for use at the Extraordinary General Meeting to be held on [    ], 2026, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to SPAC Shareholders on or about [    ], 2026. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place of the SPAC Shareholders’ Meeting

The Extraordinary General Meeting will be held on [    ], 2026, at [    ] a.m., Eastern time, conducted via live webcast at the following address: [    ]. You will need the control number that is printed on your proxy card to enter the Extraordinary General Meeting. CPTK recommends that you log in at least 15 minutes before the Extraordinary General Meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the Extraordinary General Meeting in person; however, participation via the live webcast is treated as presence in person pursuant to the SPAC Charter.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, CPTK will ask the SPAC Shareholders to vote in favor of the following proposals:

•        The Business Combination Proposal — to consider and vote upon, as an ordinary resolution, a proposal to approve and adopt the Business Combination Agreement, the Business Combination (including the Corporate Reorganization), and the transactions contemplated by the Business Combination Agreement and the Transaction Documents to which CPTK is or will be a party. Upon the Closing, CPTK will become a direct wholly-owned subsidiary of the Company, and the Company will become a publicly-traded company. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annexes A-1 and A-2.

•        The Merger Proposal — to consider and vote upon, as a special resolution, a proposal to approve and authorize the Merger and the Plan of Merger, pursuant to which Merger Sub will merge with and into CPTK, as a result of which the separate corporate existence of Merger Sub will cease and CPTK will continue as the surviving company. A copy of the Plan of Merger is attached to the accompanying proxy statement/prospectus as Annex B.

•        The Non-Binding Governance Proposals — to consider and vote upon, as ordinary resolutions, two separate proposals to approve, on an advisory and non-binding basis only, the following material differences between the SPAC Charter and the Company Organizational Documents, in the form attached hereto as Annex C and as will be in effect as of the Closing:

(A)    Number of Authorized Shares (Proposal No. 3A) — A proposal to provide that the proposed Company Organizational Documents increase the total number of authorized shares of all classes of shares to one class of shares consisting of an unlimited number of Company Shares, of no par value.

(B)    Removal and Appointment of Directors (Proposal No. 3B) — A proposal to provide that (1) the Company may by resolution of members (defined as a resolution of a general meeting, at which a quorum is present, passed by a simple majority of the votes cast by, or on behalf of, the members entitled to vote thereon in person or by proxy) appoint any person to be a director of the Company or may by resolution of members remove any director of the Company and (2) the directors of the Company may appoint any person to be a director of the Company to fill a vacancy.

•        The Equity Incentive Plan Proposal — to consider and vote, as an ordinary resolution on an advisory and non-binding basis only, upon a proposal to approve the Equity Incentive Plan of the Company and the material terms thereunder, a copy of which is attached to this proxy statement/prospectus as Annex D, which will be in effect immediately prior to the Closing.

•        The Adjournment Proposal — to consider and vote upon, as an ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, that there are not sufficient votes at the time of the Extraordinary General Meeting, to approve one or more proposals presented to SPAC Shareholders for vote or if the SPAC Shareholders redeem an amount of Class A Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to the Company and the Company’s obligation to consummate the Business Combination would not be satisfied (the “Adjournment Proposal” and, together with the Business Combination Proposal, the Merger Proposal, the Non-Binding Governance Proposals, and the Equity Incentive Plan Proposal, the “Proposals”).

Recommendation of the CPTK Board of Directors

CPTK Board believes that each of the Business Combination Proposal, the Merger Proposal, the Non-Binding Governance Proposals, the Equity Incentive Plan Proposal, and the Adjournment Proposal to be presented at the Extraordinary General Meeting is in the best interests of CPTK and SPAC Shareholders and unanimously recommends that SPAC Shareholders vote “FOR” each of these proposals.

When you consider the recommendation of the CPTK Board in favor of approval of the Business Combination Proposal, you should keep in mind that our directors and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a SPAC Shareholder. These interests include, among other things:

•        the beneficial ownership of the Sponsor, co-Sponsor and certain members of the CPTK Board and advisors, and our Anchor Investor of an aggregate of (a) 6,900,000 shares of Class B Ordinary Shares, which were acquired for an aggregate purchase price of approximately $25,000 prior to the IPO, which shares would likely be worthless if CPTK is unable to effectuate an initial business combination by the Business Combination Deadline (unless such date is extended in accordance with the SPAC Charter) and CPTK is therefore required to liquidate, as shares of Class B Ordinary Shares are not entitled to participate in any redemption or liquidation of the Trust Account and (b) (i) 5,013,333 Private Warrants, which were acquired for an aggregate purchase price of approximately $7.52 million simultaneously with the consummation of the IPO (as described further under “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which warrants would become worthless if CPTK does not complete an initial business combination within the Business Combination Deadline;

•        CPTK’s CEO Michael Minnick is a member of the Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Sponsor and CPTK’s Chairman Richard Chera is a member of the Co-Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Co-Sponsor and certain of CPTK’s independent directors and Anchor Investors hold SPAC Ordinary Shares;

•        the continued indemnification of current directors and officers of CPTK and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that the Sponsor and CPTK’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•        Mr. Chera, CPTK’s former CEO and current chairman, is entitled to repayment of a $1,000,000 amended and restated promissory note, effective as of February 10, 2026, payable on the earlier of December 31, 2026, the closing of a business combination or the winding up of CPTK;

•        the fact that at the Closing, the BCA Note Investor (an entity affiliated with Mr. Chera) and the F-4 Note Investor (an entity affiliated with Mr. Minnick), both affiliates of CPTK, have been issued convertible promissory notes by the Company which, subject to the receipt of approval from the TSX-V, which has been obtained, entitle them to 12% interest, 9% payable in kind and 3% cash, on the aggregate principal amount of their respective notes, payable on the semiannual date and at the respective maturity date. To date, the BCA Note Investor has received from the Company $7,500 cash and $22,500 has been added to the principal amount of the BCA Note resulting in a BCA Note outstanding principal balance of $522,500. The Notes are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions. The Conversion Shares will not be subject to any lock-up or other restrictions set forth in the Business Combination Agreement, with exceptions of limitations applicable by law;

•        the fact that at the Closing, the Company, the Sponsor, the Co-Sponsor, the BCA Note Investor and the F-4 Note Investor and certain of CPTK’s current and former directors and officers will enter into the Registration Rights and Lock-Up Agreement, which, among other things, provide customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the Company Shares held by such parties following the consummation of the Business Combination;

•        the fact that CPTK’s CEO and an affiliated entity of the CEO entered into the June 2025 Letter Agreement with the Investor. The June 2025 Letter Agreement includes a put option buyout by CPTK’s CEO and/or an affiliated entity of the CPTK CEO in the event if for any reason whatsoever the BCA Note Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by the Company;

•        the fact that the Sponsor has agreed to transfer 2,500 Class B Ordinary Shares per month for every month that elapses from February 2026 until the consummation of the Business Combination to an unaffiliated third party if the Business Combination closes in consideration for Mr. Chera’s extension of his amended and restated promissory note;

•        the fact that the Sponsor, an affiliate of the Sponsor or CPTK’s officers and directors may, but are not obligated to, provide working capital loans to CPTK. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into private placement warrants to purchase shares of Class A Ordinary Shares at a price of $1.50 per warrant. If CPTK completes a business combination, CPTK will repay the working capital loans out of the proceeds of the Trust Account released to the Company. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, CPTK may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. As of December 31, 2025, approximately $766,897 of working capital loans payable to the Sponsor were outstanding; and

•        the fact that the Sponsor and CPTK’s officers and directors will lose their entire investment in CPTK if an initial business combination is not completed prior to the Business Combination Deadline.

These interests may influence the CPTK Board in making their recommendation that you vote in favor of the Business Combination Proposal and the Business Combination contemplated thereby. These interests were considered by the CPTK Board when it approved the Business Combination.

CPTK and its officers and directors have financial interests that are different from, or in addition to, the interests of unaffiliated CPTK Shareholders, which could cause the Company to pursue terms in the Business Combination that are less favorable to non-redeeming shareholders. The current directors and executive officers of CPTK beneficially own approximately 93% of the outstanding common shares of the Company, and upon the consummation of the Business Combination, will hold Company Shares, representing, assuming a No Redemption Scenario, approximately 14.0% of the Company Shares post-Closing. See “Security Ownership of Certain Beneficial Owners and Management.”

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned SPAC Ordinary Shares at the close of business on [        ], 2026, which is the record date for the Extraordinary General Meeting. You are entitled to one vote for each SPAC Ordinary Shares that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 491,806 Class A Ordinary Shares outstanding and 6,900,000 Class B Ordinary Shares outstanding, of which 6,060,000 shares of Class B Ordinary Shares are held by the Sponsor and the other current directors and officers of CPTK.

The Sponsor and the other current directors and officers of CPTK have agreed to vote all of their shares of Class B Ordinary Shares in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. CPTK’s issued and outstanding SPAC Warrants do not have voting rights at the Extraordinary General Meeting.

Pursuant to that certain Sponsor Support Agreement, the Sponsor and certain SPAC Shareholders that, in the aggregate, hold 6,900,000 shares of Class B Ordinary Shares (representing 100% of Class B Ordinary Shares outstanding), have agreed to support the adoption of the Business Combination Proposal and the Business Combination. As such, approval of the Business Combination Proposal requires the affirmative vote (in person online or by proxy) of the holders of a majority of all then-outstanding SPAC Ordinary Shares entitled to vote thereon at the Extraordinary General Meeting. Accordingly, assuming holders of the Class B Ordinary Shares vote all of their Class B Ordinary Shares in accordance with such agreement, the Business Combination Proposal and the rest of the Proposals will be approved, and the failure of a holder of Class A Ordinary Shares to vote in person or by proxy at the extraordinary general meeting will have no effect on the outcome of the vote on any of the Proposals.

Voting Your Shares

Each share of Class A Ordinary Shares or Class B Ordinary Shares that you own in your name entitles you to one vote on each of the Proposals. Your one or more proxy cards show the number of SPAC Ordinary Shares that you own.

If you are a holder of record, there are three ways to vote your SPAC Ordinary Shares at the Extraordinary General Meeting:

•        You can vote by completing, signing, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your SPAC Ordinary Shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your SPAC Ordinary Shares is represented and voted at the Extraordinary General Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your SPAC Ordinary Shares will be voted as recommended by the CPTK Board. With respect to the Proposals, that means: “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Non-Binding Governance Proposals, and “FOR” the Adjournment Proposal.

•        You can vote over the internet prior to the Extraordinary General Meeting by visiting [    ] and entering the 12-digit meeting control number that is printed on your proxy card. You may vote by internet until the polls are closed during the Extraordinary General Meeting.

•        You can attend the Extraordinary General Meeting and vote in person online. However, if your SPAC Ordinary Shares are held in the name of your broker, bank, or other nominee, you must get a proxy from the broker, bank, or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your SPAC Ordinary Shares.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your SPAC Ordinary Shares, you may contact CPTK’s proxy solicitor:

Sodali & Co.
333 Ludlow St., 5th Floor
Stamford, CT 06902
(203) 658-9400
Email: CPTK.info@investor.sodali.com

Quorum and Vote Required for the Proposals

A quorum of shareholders is necessary to hold a valid meeting. Holders of a majority of the SPAC Ordinary Shares being individuals present in person (including virtually) or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall constitute a “quorum”. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will be counted for the purpose of determining the existence of a quorum.

Approval of the Business Combination Proposal will require an ordinary resolution pursuant to the SPAC Charter, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the SPAC Charter, being the affirmative vote of shareholders holding at least two-thirds of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the holders of SPAC Ordinary Shares.

Approval of each of the Non-Binding Governance Proposals will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Non-Binding Governance Proposals are conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Non-Binding Governance Proposals will have no effect, even if approved by holders of SPAC Ordinary Shares.

Approval of the Equity Incentive Plan Proposal will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Equity Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if it is approved by holders of SPAC Ordinary Shares.

The Adjournment Proposal, if presented, will require an ordinary resolution, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. CPTK believes the Proposals presented to SPAC Shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your SPAC Ordinary Shares without your instruction. If you do not provide instructions with your proxy, your bank, broker, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your SPAC Ordinary Shares; this indication that a bank, broker, or nominee is not voting your shares is referred to as a “broker non-vote.”

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the Extraordinary General Meeting. For purposes of approval, an abstention or failure to vote will have no effect on any of the Proposals.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Extraordinary General Meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Michael Minnick, CPTK’s Chief Executive Officer and Secretary, by telephone at (212) 796-4796, by email at mm@crownproptech.com or in writing to c/o Crown PropTech Acquisitions, 40 West 57th Street, 29th floor, New York, NY 10019 before the Extraordinary General Meeting that you have revoked your proxy;

•        you may revoke your proxy and vote over the internet prior to the Extraordinary General Meeting, as indicated above; or

•        you may attend the Extraordinary General Meeting, revoke your proxy, and vote in person online, as indicated above.

Redemption Rights

In connection with the Business Combination, holders of Class A Ordinary Shares may demand that all or a portion of such shares be redeemed in exchange for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Class A Ordinary Shares, provided that such CPTK Shareholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the CPTK Shareholder vote on the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. For illustrative purposes, based on funds in the Trust Account of approximately $5.8 million (after giving effect to franchise and income taxes payable) on December 31, 2025, the estimated per share redemption price would have been approximately $11.79.

Redemption rights are not available to holders of SPAC Warrants in connection with the Business Combination.

In order to exercise your Redemption Rights, you must, prior to 5:00 p.m., Eastern time, on [    ], 2026 (two (2) Business Days before the Extraordinary General Meeting), both:

•        Submit a request in writing that CPTK redeem your Class A Ordinary Shares for cash to Continental Stock Transfer & Trust Company, CPTK’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

•        Deliver your Class A Ordinary Shares either physically or electronically through DTC to Continental. SPAC Shareholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is CPTK’s understanding that SPAC Shareholders should generally allot at least one week to obtain physical certificates from Continental. However, CPTK does not have any control over this process and it may take longer than one week. SPAC Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Class A Ordinary Shares as described above, your shares will not be redeemed.

Holders of SPAC Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their SPAC Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the SPAC Units into the underlying Public Shares and Public Warrants, or if a holder holds SPAC Units registered in its, his or her own name, the holder must contact the transfer agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares, will be restricted from redeeming his, her or its Public Shares with respect to more than an aggregate of 15% of the Public Shares without CPTK’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without CPTK’s prior consent.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the CPTK Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

Prior to exercising Redemption Rights, SPAC Shareholders should verify the market price of their Class A Ordinary Shares as they may receive higher proceeds from the sale of their Class A Ordinary Shares in the public market than from exercising their Redemption Rights if the market price per Public Share is higher than the redemption price. CPTK cannot assure you that you will be able to sell your Class A Ordinary Shares in the open market, even if the market price per Public Share is higher than the redemption price stated above, as there may not be sufficient liquidity in the Class A Ordinary Shares when you wish to sell your shares.

If you exercise your Redemption Rights, your Class A Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account, less taxes payable. You will no longer own those Public Shares. You will be entitled to receive cash for these Public Shares only if you properly demand redemption.

If the Business Combination Proposal is not approved and CPTK does not consummate an initial business combination by the Business Combination Deadline or obtain the approval of CPTK Shareholders to extend the deadline for CPTK to consummate an initial business combination, it will be required to dissolve and liquidate and the SPAC Warrants will expire worthless.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of SPAC Ordinary Shares or SPAC Warrants in connection with the Business Combination.

Solicitation of Proxies

CPTK will pay the cost of soliciting proxies for the Extraordinary General Meeting. CPTK has engaged Sodali & Co. to assist in the solicitation of proxies for the Extraordinary General Meeting. CPTK has agreed to pay the Solicitation Agent approximately $35,000 in connection with its services to CPTK. CPTK will reimburse the Solicitation Agent for reasonable out-of-pocket expenses and will indemnify the Solicitation Agent and its affiliates against certain claims, liabilities, losses, damages and expenses. CPTK also will reimburse banks, brokers and other custodians, nominees, and fiduciaries representing beneficial owners of shares of Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners Class A Ordinary Shares and in obtaining voting instructions from those owners. CPTK’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet, or in person. They will not be paid any additional amounts for soliciting proxies.

Share Ownership

As of the record date, the Sponsor, directors and executive officers of CPTK beneficially own an aggregate of approximately 82.0% of the outstanding SPAC Ordinary Shares. The Sponsor, directors and executive officers of CPTK have agreed to vote all of their shares of Class B Ordinary Shares in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, none of the Sponsor, director, or executive officers of CPTK have acquired any additional SPAC Ordinary Shares.

The Business Combination

The Background of the Business Combination

CPTK is a special purpose acquisition company that was incorporated on September 24, 2020, as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The terms of the Business Combination are the result of extensive negotiations among the representatives of CPTK and the Company and Company Requisite Shareholder. The following is a description of the background of these negotiations and the resulting terms of the Business Combination.

Prior to the consummation of the IPO on February 11, 2021, CPTK had not selected any specific business combination targets and had not, nor had anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with CPTK.

After completion of the IPO, CPTK’s officers and directors commenced an active search for prospective businesses or assets to acquire in its initial business combination. Representatives of CPTK were contacted by, and representatives of CPTK contacted, numerous individuals, financial advisors, business owners and other entities who offered to present ideas for business combination opportunities. CPTK’s officers and directors and their affiliates actively searched for and brought business combination targets to CPTK’s attention.

From February 22, 2021, to January 7, 2025, CPTK reviewed and held discussions with more than 93 acquisition opportunities across various industries, entered into approximately 37 non-disclosure agreements with potential targets (including the Company). CPTK had active discussions with approximately 22 potential business targets and delivered initial drafts of letters of intent to 17 of such companies, including the Company. CPTK ultimately determined not to proceed with fourteen of the other potential acquisition opportunities, either because: (a) CPTK did not prevail in or could not preempt a competitive process; (b) CPTK could not come to an agreement with the counterparty on the economic terms for a potential transaction; (c) the counterparty decided not to pursue a business combination at that time; or (d) CPTK concluded that the target business or the terms of a potential business combination would not be suitable for CPTK or its shareholders. One of these opportunities proceeded to a non-binding letter of intent, and CPTK subsequently entered into advanced negotiations with this target. The non-binding letter of intent expired without the parties entering into a binding agreement because the target ultimately decided not to pursue a potential business combination at that time.

On November 10, 2021, we entered into a Business Combination Agreement (the “Brivo BCA”), by and among (i) CPTK, (ii) Crown PropTech Merger Sub I Corp, a Delaware corporation and wholly-owned direct subsidiary of Crown (“Merger Sub I”), (iii) Crown PropTech Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Crown (“Merger Sub II”, and together with Merger Sub I the “Merger Subs”) and (iv) Brivo, Inc., a Nevada corporation (“Brivo” and all the parties to the Brivo BCA, the “Parties to the Brivo BCA”) (the “Brivo Business Combination”). The obligation of Brivo to consummate the Brivo Business Combination was subject to certain closing conditions, including, but not limited to, the aggregate cash proceeds from CPTK’s trust account, together with the proceeds from the sale of the PIPE Notes (as defined below).

In connection with the signing of the Brivo BCA, we entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Pursuant to the terms of the Subscription Agreements, each PIPE Investor had the right to terminate its Subscription Agreement after July 9, 2022, if the closing of the Brivo Business Combination had not occurred as of such date or at any date and time as the Brivo BCA is validly terminated.

Golub Capital LLC and its affiliates (together with its affiliates, “Golub”), a PIPE Investor, subscribed for PIPE Notes with an aggregate principal amount of $68 million. On July 11, 2022, we received a notice of election from Golub, notifying us that Golub has elected to terminate Golub’s Subscription Agreement because the Brivo Business Combination had not been consummated by July 9, 2022.

On August 10, 2022, we received a notice of election from Brivo, notifying us that Brivo has elected to terminate the Brivo Business Combination. As a result of such election, the Brivo Business Combination was immediately terminated. In addition, the rest of the Subscription Agreements were automatically terminated.

Following a confidential settlement arrangement, we are no longer pursuing any remedies in connection with the termination of the Brivo Business Combination.

On January 13, 2023, the Company formally withdrew its Form S-4 Registration Statement from the SEC associated with the Brivo BCA.

Further, following extensive due diligence conducted by CPTK’s management and its advisors, and following detailed discussions with the Company, CPTK believed the Company to be an attractive target business with strong growth prospects. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The CPTK Board’s Reasons for the Approval of the Business Combination” for a further discussion of these considerations.

Timeline of the Proposed Business Combination with the Company

The following chronology summarizes the key meetings and events that led to the signing of the letter of intent, Business Combination Agreement and other Transaction Documents with the Company and the Company Requisite Shareholder, but it does not purport to catalogue every conversation among representatives of CPTK, the Company and Company Requisite Shareholder, and their respective advisors.

On October 2, 2024, a representative of Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“CCM”), which was ultimately retained as financial advisor to the Company, reached out to Michael Minnick via email with introductory information on the Company. He informed Mr. Minnick that the Company and the Company Requisite Shareholder owned a world-class mining asset in the Songwe Hill rare earths mine, with mineral resources of approximately 40 million tons located in U.S.-friendly Malawi, Africa. He noted approximately $30 million of drilling and infrastructure spending had already been invested, with strong logistics and operating conditions in place. He mentioned that it is one of the few rare earth mines globally that has a Definitive Feasibility Study completed. Additionally, he commented that the platform includes other exploration assets and the Pulawy refining project, located in Pulawy, Poland, with a Prefeasibility Study already complete. He also provided Mr. Minnick with other Company materials, which Mr. Minnick reviewed.

On October 8, 2024, CCM facilitated an introductory Zoom meeting between Mr. Minnick and Messrs. Lemon, Dawes, Linfield, and Sewell from the Company and Company Requisite Shareholder, which included a discussion of the Company’s background and Songwe Hill mining site in Malawi, Africa and the Mkango Polska separation project in Pulawy, Poland.

On October 14, 2024, CPTK, the Company and Mkango Polska entered into a non-disclosure agreement.

On October 15, 2024, CPTK was granted access to a data room prepared and populated by CCM with information provided by the Company and Company Requisite Shareholder, and from October 15, 2024 until November 22, 2024, CPTK continued its due diligence on the Company, including an in-depth review of the business, competitive landscape, intellectual property, operations, legal, Songwe Technical Report, Pulawy Prefeasibility Study, ESHIA report, Mining Development Agreement, funding requirements, and anticipated use of funds from a potential de-SPAC transaction.

On October 24, 2024, Messrs. Minnick, Lemon, Linfield, Sewell and representatives from CCM held a Zoom meeting to discuss more information on the Company’s business, CPTK’s structure, and the Company’s objectives for a business combination.

On October 29, 2024, CPTK submitted an initial draft of a non-binding letter of intent (“LOI”) to the Company and Mkango Polska. The LOI reflected an enterprise value of $500 million, in addition to certain other transaction terms, including a staggered lock-up restriction on the holders of CPTK’s Class B Ordinary Shares and the shareholders of the Company and the Company’s management. The initial enterprise value was based on a discount to the net present values included in the Songwe Technical Report and the Pulawy Prefeasibility Study and with reference to publicly-traded rare earth mining comparables including MP Materials and Lynas. CPTK believed the nature of The Company’s mineral resources compared to MP Materials and Lynas could be reflective comparables once the Company achieves commercial scale at both the Songwe mining site in Malawi, Africa and the separation project in Pulawy, Poland. CPTK also considered the anticipated increase in future demand for rare earth elements, the worldwide geopolitical positioning for the supply of rare earth elements, and the interest from investors in the public equity capital markets for rare earth element companies.

From November 1, 2024, through January 7, 2025, Mr. Minnick continued to update Richard Chera, the Chairman of CPTK’s Board, regarding the Company and the progression of the LOI.

On November 21, 2024, CCM distributed to CPTK a mark-up to the previously submitted LOI. The mark-up of the LOI reflected the addition of a minimum cash requirement, Founder Share adjustments based on the amount of PIPE capital raised, adjustments to the lock-up restrictions and to the exclusivity language.

On December 4, 2024, CPTK distributed a revised LOI to the Company, which reflected certain changes from the Company’s proposed mark-up. Changes reflected the inclusion of a $5.0 million minimum cash requirement, certain vesting provisions based upon the amount of capital raised and share price performance, no changes to the previously submitted lock-up provision, and the inclusion of a $500,000 sponsor investment upon the signing of the Business Combination Agreement.

On December 6, 2024, Messrs. Minnick, Lemon, Linfield and representatives of CCM held a Zoom meeting to discuss the terms of the revised LOI.

On December 16, 2024, CPTK submitted a revised LOI and a Convertible Note Term Sheet to the Company. The mark-up primarily reflected the increase in the sponsor investment from $500,000 to $750,000, with $500,000 to be funded upon the signing of the Business Combination Agreement and $250,000 upon the initial filing of the Form F-4 with the SEC.

On December 17, 2024, the Company provided a revised LOI and Convertible Note Term Sheet to CPTK. The mark-up to the LOI primarily reflected adjustments to the Company’s lock-up provisions in order to satisfy Nasdaq listing requirements. The mark-up to the Convertible Note Term Sheet primarily reflected adjustments to the conversion terms.

On December 18, 2024, CPTK coordinated a Zoom call with the Company and representatives from CCM to introduce Jett Capital. Jett Capital was ultimately retained as financial advisor to CPTK.

On December 20, 2024, CPTK, the Company, and representatives of CCM, held a follow-up Zoom call with Jett Capital to discuss the mineral resources and the front-end engineering design work to be completed for the Songwe mining site in Malawi, Africa and also the flow sheets for Songwe and the separation project in Pulawy, Poland.

On December 27, 2024, Messrs. Minnick, Lemon, and Linfield held a Zoom call to discuss certain points regarding the terms of the LOI and Convertible Note Term Sheet.

On December 30, 2024, CPTK distributed revised versions of the LOI and Convertible Note Term Sheet to the Company. The revised LOI primarily reflected a change to the tenor of escrow shares. The revised Convertible Note Term Sheet primarily reflected a change to the conversion price.

From January 2, 2025, through January 3, 2025, CPTK and the Company exchanged various emails regarding thoughts pertaining to proposed changes to the LOI and Convertible Note Term Sheet.

On January 3, 2025, CPTK distributed revised versions of the LOI and Convertible Note Term Sheet to the Company.

On January 4, 2025, the Company distributed to CPTK a draft of the press release.

On January 6, 2025, CPTK distributed comments on the press release to the Company.

On January 7, 2025, Mr. Minnick informed CPTK’s Board members of the intention to sign the LOI with the Company and highlighted that the Company was one of a few rare earth element mining companies worldwide that has completed its Definitive Feasibility Study and signed a mining development agreement. Mr. Minnick provided background on the Company’s business, highlighted the worldwide geopolitical environment for rare earth elements, mentioned that representatives from the U.S. Development Finance Corporation and the EU government had already visited the Songwe mining site in Malawi, Africa, and referenced that Inflection Point’s share price was trading above $10.00 per share based on its recently announced business combination agreement with USA Rare Earth, which had not yet closed.

On January 7, 2025, CPTK, the Company and Mkango Polska executed the LOI. The LOI reflected an enterprise value of $500 million, in addition to certain other transaction terms, including minimum cash requirement of $5.0 million via a PIPE Investment from investors affiliated with the Sponsor and other investors, and including a minimum cash requirement of $500,000 upon the execution of the business combination agreement and $250,000 upon the filing of an F-4 with the SEC, a single-class common share structure for the Company and with lock-up restrictions on the holders of Class B Ordinary Shares, the Company Shareholders, and Company management. The initial enterprise value was based on a discount to the net present values included in the Songwe Technical Report and the Pulawy Prefeasibility Study and with reference to publicly-traded rare earth mining comparables including MP Materials and Lynas., its preliminary assessment of the Company’s mineral resources in Malawi, Africa, Mkango Polska’s planned separation project in Pulawy, Poland, the favorable industry trends, and the Company’s historical capital raising activity.

On January 8, 2025, members of the CPTK and the Company teams, along with representatives from CCM, advisor to the Company, Jett Capital, advisor to CPTK, Orrick, counsel to CPTK, and GT and Fasken, counsels to the Company and Company Requisite Shareholder, held a kickoff call to discuss the timeline and workstreams ahead regarding the negotiation and execution of the Business Combination Agreement and the documentation related to the PIPE Investment. Similar broad group calls were held weekly from January 2025 through June 2025 to cover topics including the status of the definitive transaction documents, due diligence items, the investor presentation, the transaction announcement press release, the PR firm to be engaged, the auditors to be engaged, and the target F-4 filing timeline.

On January 20, Messrs. Lemon and Linfield visited Mr. Minnick at CPTK’s offices in New York to discuss various topics regarding the transaction.

On January 23, 2025, Messrs Lemon, Linfield, and Minnick met with a potential investor to discuss a potential investment to be invested in conjunction with the signing of the BCA.

From January 21, 2025, through March 3, 2025, Messrs. Minnick, Lemon, Dawe, Sewell and Linfield, along with representatives from CCM and Jett Capital, held various meetings regarding the Transaction.

On January 30, 2025, Fasken distributed transaction structure charts to CPTK, the Company, Orrick and GT.

On February 24, 2025, Jett Capital sent an initial corporate and legal due diligence request list to the Company and Company Requisite Shareholder. From March 2025 to May 2025, Orrick sent supplemental legal due diligence updates to GT and continued to review documents and provide written answers in response thereto.

On March 3, 2025, GT distributed an initial draft of the Note Purchase Agreement to Orrick.

From March 4, 2025, through March 5, 2025, Messrs. Minnick, Lemon, Dawes, Sewell and Linfield attended a mining conference in Toronto, Ontario and also met with the PIPE Investors.

On March 14, 2025, GT distributed an initial draft of the Business Combination Agreement and Sponsor Support Agreement to Orrick.

On March 14, 2025, Orrick distributed a revised draft of the Note Purchase Agreement to GT.

On March 18, 2025, CPTK and the Company held a Zoom call to discuss extending the Exclusivity Period in the LOI.

On March 20, 2025, GT distributed a revised draft of the Sponsor Letter Agreement to Orrick.

On March 23, 2025, GT sent a revised draft of the Note Purchase Agreement to Orrick.

On March 23, 2025, CPTK and the Company amended the LOI whereby the introductory paragraph of the LOI was amended and restated in its entirety as follows, and each of MKA Exploration Limited, Mkango ServiceCo UK and Mkango Resources Ltd. are, by executing the amendment, added as parties to the LOI:

“On behalf of Crown PropTech Acquisitions (“CPTK”), a publicly traded Cayman Islands exempted special purpose acquisition corporation, we are pleased to submit this non-binding letter of intent (the “Proposal”) to consummate a business combination transaction (the “Transaction”) involving Lancaster Exploration Ltd., Polska Sp. z.o.o., MKA Exploration Limited and Mkango ServiceCo UK (collectively, the “Company”), whose sole parent, Mkango Resources Ltd., is led by you, members of the founding team and other investors. We believe the Transaction will provide a unique foundation for which we can work in partnership with your team to accelerate the scaling and growth of your business.” The first sentence of the second paragraph of Section 1(b) (Exclusivity Period) of the LOI is amended and restated in its entirety to read as follows: “Full Exclusivity In order to allow us to undertake our continued review of the Company and arrive at definitive documentation, each of the Company and CPTK agree that beginning on 45 days after the date of this LOI until the earliest of (a) our mutual agreement in writing to terminate the obligations contained in this letter, and (b) 11:59 p.m., Eastern Time, on April 20, 2025 (the “Expiration Time” and, such period, the “Exclusivity Period”); provided, that if at the Expiration Time (i) a definitive agreement among the Parties regarding the Transaction is in substantially final form (in the Company’s reasonable opinion), and (ii) the Sponsor Investment in connection with the Transaction is, in the Company’s reasonable opinion, available to it on terms acceptable to it, then, unless either Party delivers written notice to the other Party of its desire not to continue negotiations with respect to a Transaction, notwithstanding the above, the Exclusivity Period will be extended to 11:59 pm, Eastern Time, on May 4, 2025.”

On March 26, 2025, Orrick sent a revised draft of the Business Combination Agreement and Sponsor Support Agreement to GT.

On March 28, 2025, Mr. Minnick, CPTK’s Board Members and representatives from Orrick held a Board Meeting to discuss the September 30, 2023 10-Q and Mr. Minnick also provided an update regarding the Transaction.

On March 31, 2025, Orrick distributed a revised draft of the Note Purchase Agreement and Sponsor Letter Agreement to GT.

From April 1, 2025 through April 2, 2025, Messrs. Minnick, Lemon, and Dawes attended the SAFE Summit in Washington, DC, met with representatives from the DFC, and met with the PIPE Investors.

On April 4, 2025, GT sent a revised draft of the Business Combination Agreement, Sponsor Support Agreement, and Note Purchase Agreement to Orrick.

On April 4, 2025, CCM distributed an updated version of the investor presentation to CPTK and the Company.

On April 8, 2025, CPTK, the Company, and representatives from Orrick, GT and Fasken held a Zoom call to discuss the deal transaction structure and related tax topics.

On April 8, 2025, CPTK, the Company, and representatives from CCM and Jett Capital held a Zoom call to review the Investor Presentation.

On April 9, 2025, Orrick sent a revised draft of the Business Combination Agreement to GT.

From April 10, 2025, through April 13, 2025, Messrs. Minnick and Lemon traveled to Malawi, Africa for a CPTK due diligence trip. During this time Messrs. Minnick and Lemon held various meetings with Messrs. Kaliwo and Kachinjika, and Ms. Likaku, who are senior representatives of the Company’s operations in Malawi, Africa. Messrs. Minnick, Lemon, Kaliwo, and Kachinjika visited Nacala Logistics, a rail company with offices in Malawi, Africa with rail operations connecting the city of Blantyre in Malawi, Africa to the deep-water port of Nacala in Mozambique, Africa. Messrs. Minnick, Lemon, Armitage (Mkango’s Chief Geologist), Kaliwo, Kachinjika, and Ms. Likau visited the Songwe Hill mining site and reviewed various topics including the mining development plans, the flowsheet, access to water, power, and roadways, the number of boreholes drilled and their locations, additional mineral reserve estimates, labor resources, and carbonatite results. Messrs. Minnick and Lemon also met with a regional tribal chief to discuss the Transaction.

On April 11, 2025, CCM distributed an updated version of the investor presentation to CPTK and the Company.

From April 14, 2025, through April 15, 2025, Mr. Minnick met with Messrs. Lemon, Dawe, Sewell, Linfield and members of the Company Requisite Shareholder’s Board and discussed various Transaction topics. Mr. Minnick also traveled with Messrs. Lemon, Dawe, and members of the Company Requisite Shareholder’s Board to Birmingham, UK to review HyproMag’s hydrogen processing of magnetic scrap reactor and its facilities.

On April 15, 2025, Orrick sent an initial draft of the Shareholder Support Agreement to GT.

On April 17, 2025, CPTK, the Company, and representatives from CCM held a Zoom call to review the Investor Presentation.

In parallel with its due diligence efforts, CPTK worked together with the Company and representatives of CCM and Jett Capital during various meetings between April 2025 and June 2025 to create marketing materials that the parties would use in the solicitation of financing for the Company.

On April 22, 2025, CCM distributed an updated version of the investor presentation to CPTK and the Company.

On April 29, 2025, CPTK and the Company amended the LOI as follows: the first sentence of the second paragraph of Section 1(b) (Exclusivity Period) of the LOI is amended and restated in its entirety to read as follows: “Full Exclusivity In order to allow us to undertake our continued review of the Company and arrive at definitive documentation, each of the Company and CPTK agree that beginning on 45 days after the date of this LOI until the earliest of (a) our mutual agreement in writing to terminate the obligations contained in this letter, and (b) 11:59 p.m., Eastern Time, on May 11, 2025 (the “Expiration Time” and, such period, the “Exclusivity Period”).”

On April 30, 2025, CPTK filed a preliminary proxy statement to, among other matters, seek shareholder approval of an extension of the date by which it has to consummate a business combination from May 11, 2025, to March 11, 2026.

On April 30, 2025, Mr. Minnick distributed comments, from a CPTK co-sponsor, to the Note Purchase Agreement to GT and CCM.

On May 1, 2025, CPTK began the process of securing investor approvals for non-redemption agreements.

On May1, 2025, CCM distributed an updated version of the investor presentation to CPTK and the Company.

On May 2, 2025, CPTK filed a definitive proxy statement to, among other matters, seek shareholder approval of an extension of the date by which it has to consummate a business combination from May 11, 2025, to March 11, 2026.

On May 6, 2025, CPTK entered into a non-redemption agreement with BlackRock Advisors, LLC, in its capacity as advisor to certain BlackRock funds (“BlackRock”) pursuant to which BlackRock agreed not to redeem (or to validly rescind any redemption requests with respect to) an aggregate of 400,000 Public Shares in connection with the CPTK’s maturity extension in exchange for the assignment of an economic interest in 100,000 Class B Ordinary Shares.

On May 6, 2025, CPTK entered into a non-redemption agreement with Sandia Investment Management L.P. (“Sandia”), as investment manager on behalf of HF Fund LP pursuant to which Sandia agreed not to redeem (or to validly rescind any redemption requests with respect to) an aggregate of 61,146 Public Shares in connection with the CPTK’s maturity extension in exchange for the assignment of an economic interest in 15,287 Class B Ordinary Shares.

On May 7, 2025, CPTK issued an 8-K indicating that CPTK’s co-sponsor entered into certain non-redemption agreements and assignments of economic interests with certain investors.

From May 8, 2025, to June 3, 2025, Orrick and GT exchanged various revisions to the Note Purchase Agreement.

On May 9, 2025, CPTK held an Extraordinary General Meeting whereby shareholders approved an extension of the date by which CPTK has to consummate a business combination from May 11, 2025 to March 11, 2026.

From May 10, 2025, to June 30, 2025, representatives from CPTK, the Company, Orrick, GT, Fasken, CCM, and Jett Capital held weekly discussions pertaining to CPTK’s continued diligence review and the finalization of the Business Combination Agreement.

On May 11, 2025, CPTK and the Company did not amend the LOI and the Exclusivity Period expired.

On May 13, 2025, GT sent a revised draft of the Business Combination Agreement to Orrick.

On May 23, 2025, Orrick and GT had a call to discuss the Business Combination Agreement and other key Transaction Documents.

On May 27, 2025, GT sent a revised draft of the Shareholder Support Agreement to Orrick.

On June 3, 2025, the Company Requisite Shareholder issued a press release and announced that it entered into a $750,000 Note Purchase Agreement with the co-sponsors of CPTK.

On June 3, 2025, Orrick sent a revised draft of the Business Combination Agreement to GT.

On June 5, 2025, CPTK, the Company, Orrick and GT had a call to discuss the tax treatment relating to the Business Combination.

From June 5, 2025, through July 1, 2025, CPTK continued its diligence process with the Company.

On June 5, 2025, Orrick sent a revised draft of the Registration Rights Agreement, Lock-Up Agreement, and Warrant Assignment and Assumption Agreement to GT.

On June 10, 2025, GT sent a revised draft of the Registration Rights Agreement and Lock-Up Agreement to Orrick.

On June 11, 2025, Orrick sent a revised draft of the Business Combination Agreement to GT.

On June 17, 2025, GT sent a revised draft of the Business Combination Agreement to Orrick.

On June 19, 2025, Orrick sent a revised draft of the Business Combination Agreement to GT.

On June 23, 2025, GT sent a revised draft of the Business Combination Agreement to Orrick.

On June 23, Messrs. Minnick, Lemon, Dawe, and Linfield held discussions regarding transaction terms for the Business Combination, including decreasing the valuation from $500 million to $400 million, which was based on updated net present value estimates that reflected updated industry pricing forecasts for rare earth elements.

On June 24, 2025, GT sent a revised draft of the Business Combination Agreement, Registration Rights Agreement and Lock-up Agreement to Orrick.

On June 24, 2025, the cadence of this group call became almost daily, and subsequent update calls covering the same topics were held through July 1, 2025. During the same time period and beginning on June 27, 2025, Orrick and GT had nearly daily calls regarding status and negotiation of the transaction documents and the diligence process.

On June 26, 2025, CCM distributed an updated version of the investor presentation to CPTK and the Company.

On June 27, 2025, Messrs. Minnick and Lemon had a follow up discussion regarding the valuation adjustment from $500 million to $400 million.

On June 27, 2025, Mr. Minnick, members of the CPTK Board, and representatives of Orrick and Jett Capital held an update call regarding the Transaction and discussed the valuation adjustment from $500 million to $400 million.

On June 29, 2025, CPTK distributed to the Company an updated capitalization table to reflect the $400 million valuation.

On June 29, 2025, the Company Requisite Shareholder distributed an initial draft of the press release. From June 29, 2025, until July 1, 2025, continued discussions among CPTK, the Company, Orrick, GT, and CCM occurred relating to the press release.

On June 30, 2025, CCM distributed an updated version of the investor presentation to CPTK and the Company.

On June 30, 2025, the CPTK Board met to discuss the Business Combination Agreement and other key Transaction Documents. Mr. Minnick and a quorum of the Board were in attendance, along with representatives from Orrick, Maples & Calder (Cayman) LLP, and Jett Capital. Presentation materials and proposed drafts of the definitive agreements were made available to the members of the Board ahead of the meeting. Mr. Minnick provided an overview of the Company, the key terms of the Business Combination, and all of the due diligence that had been conducted in conjunction with the Transaction. During the meeting, Ms. Hsu from Orrick provided the members of the Board with an overview of the key transaction documents and legal due diligence findings and the mechanical steps to effect the transaction, including those required under the applicable laws of the Cayman Islands and Delaware. Ms. Correy from Maples & Calder (Cayman) LLP provided members of the Board with an overview of their fiduciary duties under the laws of the Cayman Islands. Mr. Minnick indicated that the findings from due diligence supported a reduction in the agreed upon valuation of the Company from $500 million to $400 million. Mr. Jurjevich provided an update on the rare earth mining industry, rare earth public comparables, and the public equity capital markets and PIPE activity. The CPTK Board unanimously (i) approved the Business Combination Agreement and the other Transaction Documents to be entered into by CPTK and the Transactions contemplated thereby and (ii) determined that the Business Combination is in the best interests of CPTK and the shareholders of CPTK. In approving the Transactions, the Board also determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account).

On July 2, 2025, the parties entered into the Business Combination Agreement and the other Transaction Documents.

On July 2, 2025, CPTK and the Company Requisite Shareholder issued a press release announcing the Business Combination.

From late November 2025 to January 2026, the parties contemplated amending and restating certain provisions of the Business Combination Agreement. On December 28, 2025, Orrick circulated an initial draft to GT and the Company of Amendment No. 1 to the BCA. On December 30, 2025, GT sent a revised draft to Orrick and CPTK. Representatives of CPTK and the Company continued to negotiate telephonically during the first three weeks of January 2026.

The Company Requisite Shareholder and the Company Board of Directors held a meeting on February 9, 2026 and the CPTK Board of Directors and Audit Committee held a joint meeting on February 4, 2026 to consider the proposed amendment and other related transaction matters. The CPTK Board of Directors and Audit Committee subsequently acted by unanimous written consent to authorize the proposed amendment and other related transaction matters.

On February 13, 2026, CPTK and the Company entered into Amendment No. 1 to the BCA.

The CPTK Board’s Reasons for the Approval of the Business Combination

References in this section to the “Company” assumes Mkango Polska as its wholly owned subsidiary.

On July 2, 2025, by unanimous decision, the CPTK Board unanimously (i) approved the Original Business Combination Agreement and the other Transaction Documents to be entered into by CPTK and the Transactions contemplated thereby and (ii) determined that the Business Combination is in the best interests of CPTK and the shareholders of CPTK. The CPTK Board also recommended that the shareholders of CPTK approve and adopt the Original Business Combination Agreement and the transactions contemplated thereby and the other proposals to be presented at the Extraordinary General Meeting. On February 10, 2026, the CPTK Board approved Amendment No. 1 to the BCA by unanimous written consent.

In evaluating the Business Combination, and before making these determinations and recommendations, the CPTK Board consulted with its management team, its advisor Jett Capital and U.S. and Cayman legal counsels and considered a variety of factors. In light of the complexity of those factors, the CPTK Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the CPTK Board may have given different weight to different factors in their evaluation of the Business Combination. Among those factors, the CPTK Board reviewed the results of due diligence conducted by CPTK’s management and legal advisors, which included:

•        Research on the rare earth element mining industry and the separation and oxide industries, which affirmed CPTK’s belief that there is ample opportunity for advanced-stage, non-Chinese rare earth element mining companies to provide rare earth element oxides on a global basis.

•        In connection with the CPTK Board’s approval of the Original Business Combination Agreement, a review of a 2022 Canadian National Instrument 43-101 Technical Report (the “2022 Technical Report”) for Songwe Hill based on a 2022 Definitive Feasibility Study (the “2022 Songwe Hill DFS”) each prepared by SENET, a DRA Global Group Company (“SENET”), and in connection with the CPTK Board’s approval of Amendment No. 1 to the BCA, a 2026 Technical Report Summary for Songwe Hill pursuant to Regulation S-K 1300 (the “2026 TRS” and together with the 2022 Technical Report, the “Technical Reports”) prepared by SENET. Each of the Technical Reports included capital investment requirements for the development of Songwe Hill and exploration surveys, sampling summaries, mineralization overviews, drilling results, mineral processing and metallurgical testing, mining methods, recovery methods, project infrastructure, environmental studies, permitting, and community impact. In addition, the Technical Reports included rare earth pricing assumptions, mineral resource and mineral reserve estimates, mining and processing assumptions, and operating costs that were used to develop free cash flow forecasts to be included in a discounted cash flow valuation analysis. This review included thorough and robust diligence of the Company’s near and longer-term mining operations, in-house IP and capital equipment currently owned and planned for purchase, and an understanding of the potential future competitors and competitive landscape. In recommending the Business Combination, the CPTK Board acknowledged the Company’s advanced stage in mining development and the demand for rare earth elements in a total addressable market that is global. The compelling longer-term demand for rare earth elements was also noted as a key driver of sustainable growth.

•        In connection with the CPTK Board’s approval of the Original Business Combination Agreement, a review of a 2022 Pre-Feasibility Study for the design of the Proposed Pulawy Separation Plant (the “2022 Pulawy PFS”) completed by Carester SAS, and in connection with the CPTK Board’s approval of Amendment No. 1 to the BCA, a review of a concept trade-off study (the “2025 Trade-Off Study”) completed by PRODEO Consulting (Pty) Ltd in conjunction with, but separate from, a 2025 update (the “2025 PFS Update”) to the 2022 Pulawy PFS, each of which included a review of the annual production of the final products including LaCe(NO3)3, Pr6O11+ Nd2O3, Nd2O3, Pr6O11, and (SEGH)2(CO3)3, plant operations and process design, Capex, Opex, and rare earth forecast estimates.

•        The CPTK Board observed that the 2025 Trade-Off Study evaluated, with respect to the separation capacity of the Proposed Pulawy Separation Plant, an expanded case capacity configuration (the “Expanded Case”), in which (1) expected production capacity doubled the original estimate in the 2022 Pulawy PFS to approximately 24,417 t/a (dry basis) grading approximately 55% TREO of MREC feed, and (2) an NdPr separation circuit was included with the option to expand NdPr separation capacity to 100%. CPTK evaluated the Expanded Case as reasonably achievable based on the anticipated ecosystem of Songwe Hill and the Proposed Pulawy Separation Plant, which suggested that the Company’s vertical integration involving Songwe Hill’s MREC supply being provided to the Proposed Pulawy Separation Plant would provide a competitive advantage compared to other mining refiners. Other factors including logistics, power, water, and access to reagents were also considered favorable. CPTK also evaluated the Company’s decision to utilize nitric acid for the separation process, compared to a more common process using chloride. CPTK believed the Company would achieve lower costs by using the nitrate process and reduce liquid waste streams. CPTK also reviewed the environmental characteristics of the Proposed Pulawy Separation Plant and believed the Company was positioned to satisfy all environmental requirements.

•        Conference calls and in person meetings with the Company’s management team and representatives regarding mining operations at Songwe Hill, separation capabilities at the Proposed Pulawy Separation Plant, intellectual property, end customer markets, total available market and growth prospects, among other customary due diligence matters.

•        Findings from Jett Capital and industry contacts due diligence comparing other rare earth element peers’ mining and separation project capabilities and offtake strategies compared to the Company’s.

•        Review of the Company’s historical financials and audits, potential strategic partnerships and commercial end markets, intellectual property and information technology and certain other legal due diligence.

•        Discussions with certain potential investors regarding the financing of the Capex requirements for Songwe Hill and the Proposed Pulawy Separation Plant.

•        Participation in various rare earth mining industry conferences.

•        Due diligence trip to Songwe Hill.

•        Research on comparable transactions.

The prospectus for the IPO stated that CPTK’s market opportunity highlighted that emerging technologies are transforming the manner in which humans experience, utilize and manage physical space and the role real estate plays in serving rapidly evolving human needs. In the past two decades, large, well-established industries have been reshaped by new technology paradigms including cloud computing, artificial intelligence, automation, energy efficiency and ubiquitous mobile connectivity. The widespread deployment of these technologies and societal trends has resulted in demand for greater convenience, increased flexibility, improved environmental and societal sustainability and unique experiences in all types of daily interactions.

In particular, the prospectus for CPTK’s IPO identified the following general criteria and guidelines that CPTK believed would be important in evaluating prospective target businesses:

•        Sustainable and Equitable Business Principles:    We will seek to invest in a business that has a vision guided by environmental, equitable and societal principles or that it embraces these values in its business operations. We believe these principles will be important to capture a premium valuation in the long-term for our investors and the company.

•        Cross Industry Vertical Platform:    We will seek to acquire a company that is well-positioned to expand into multiple industry verticals based on the fundamentals that the technology platform offers. We believe this will best position us for significant long-term growth opportunities beyond serving a niche market.

•        Attractive, Stable Business Model with Underlying Growth Drivers:    We intend to invest in a company that has established growing revenue streams, and that has clearly demonstrated economies of scale. A successful growth story with demonstrated resiliency can generate meaningful value creation and a winning business proposition.

•        Best-in-class and Defensible Products and/or Solution:    We will seek a company with an established and growing customer base that has products or solutions that are superior to its competitors. We seek opportunities that have a highly defensible, well-tested solution. We believe that a company with these high barriers to entry against new potential market entrants will position us favorably in the long-term.

•        Strong Business Fundamentals Underpinned by Attractive Key Metrics:    We will review and determine key operating metrics such as recurring revenues, product life cycle, cohort growth, retention rates, unit economics, cross-sell and up-sell success or customer acquisition to focus on businesses whose products or services are differentiated or where we see an opportunity to create value by implementing best practices.

•        Experienced Management Team with a Successful Track Record:    We will seek a company that has a world-class management team that can operate under the public domain with robust corporate governance and reporting policies in place. We will seek a management team that has relevant experience with the ability to use their public profile to drive growth, long-term profitability and value creation to drive further optimism into the future.

•        Benefit from Being a Public Company:    We will seek to invest in a company that will benefit from being public and can effectively utilize the broader access to capital to pursue accretive acquisitions, high-return capital projects and manage the balance sheet with a disciplined, capital efficient approach.

•        Unlock Hidden or Unrealized Value:    We will seek a company that has unrecognized value or other attributes that have been under-evaluated by the market based on our company-specific analysis and due diligence review. We believe that this will represent upside in public markets. We see an opportunity to unlock value based on our deep industry knowledge and expertise.

•        Clear Path for Expansion Opportunities and Operational Improvements:    We intend to seek a company that has significant embedded or underexploited expansion opportunities that would benefit from our ability to drive improvements in the company’s processes, strategy, product or service offering and geographical presence. This can also be accomplished through a combination of accelerating organic growth or finding attractive add-on acquisition targets for operational improvements. We believe we can drive meaningful operational improvements and efficiency gains to further differentiate our market positioning.

As detailed above, the prospectus for the IPO identified the general criteria and guidelines that CPTK believed would be important in evaluating prospective target businesses, although CPTK also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines.

The CPTK Board considered the following criteria in its evaluation of the Company:

•        Sustainable and Equitable Business Practices:    CPTK believes the Company satisfies this criteria given the 18-year life of Songwe Hill. Additionally, based on discussions with the Company, it is CPTK’s understanding that the 18-year life of mine potentially can be extended based existing ownership rights to adjacent and nearby mineral resources that have not yet been fully explored.

•        Cross Industry Vertical Platform:    CPTK believes the Company’s rare earth element assets, which include Songwe Hill and the Proposed Pulawy Separation Plant, will create a unique and vertically integrated rare earth ecosystem. The Company’s ecosystem is differentiated versus many of its peers who primarily rely on Chinese partners for refining. Currently, China maintains more than a 90% market share globally for refining rare earth elements.

•        Attractive, Stable Business Model with Underlying Growth Drivers:    With approximately 18.2 Mt of proved and probable mineral reserves, 4.1 Mt of measured and indicated mineral resources, and 55.9 Mt of inferred mineral resources, CPTK believes that the Company’s mineral resource depth is well-positioned to demonstrate a stable supply of MREC and through the Proposed Pulawy Separation Plant, REO. CPTK believes the Company’s mineral resources, combined with the aforementioned 18-year Life-of-operations, position the Company to achieve a stable and attractive business model.

•        Best-in-class and Defensible Products and/or Solution:    The Company’s primary rare earth elements are primarily comprised of neodymium, praseodymium, dysprosium, and terbium. According to long-term market forecasts by Adamas Intelligence as reflected in the TRS, global TREO demand is expected to grow at a compound annual growth rate of approximately 6.1% between 2024 and 2040, driven primarily by increasing demand for high-performance permanent magnets used in electric vehicles, wind turbines, robotics, and other advanced technology sectors. Demand for TREO used in permanent magnets alone is projected to grow at a CAGR of approximately 8.5%, outpacing all other end-use categories. Outside of permanent magnets, demand for rare earth oxides is expected to continue from applications including catalysts, ceramics, metallurgy and alloys, battery alloys, glass polishing powders, and phosphors, though most of these categories are forecast to grow more slowly. Management believes that these favorable market dynamics, together with the Company’s vertically integrated strategy, anchored by Songwe Hill as a strategic Feedstock source and the Proposed Pulawy Separation Plant as a future European separation hub, position the Company to pursue long-term, multi-year offtake arrangements with high-quality strategic counterparties across the automotive, energy, magnet manufacturing, and defense sectors.

•        Strong Business Fundamentals Underpinned by Attractive Key Metrics:    CPTK believes the Company’s business fundamentals are supported by favorable logistics, including roadways and deep-water port access. As demonstrated, the jurisdiction in Malawi, Africa has provided the Company the ability to receive permitting and environmental approvals. In Pulawy, Poland, the Company’s access to road, rail, reagents, power, natural gas, and water position the Company to be a low-cost provider of rare earth elements. The Proposed Pulawy Separation Plant is also located in a Polish special economic zone.

•        Experienced Management Team with a Successful Track Record:    The Company’s management team has completed its definitive feasibility study, for which only a limited number of management teams have accomplished globally within the rare earth element industry. Furthermore, this accomplishment was completed with less than $23 million in capital funding without diminishing the quality of the Company’s operations. The Company’s management team and directors have significant experience in the mining industry.

•        Benefit from Being a Public Company:    Although the Company Requisite Shareholder is currently publicly-listed on the TSX-V and AIM, CPTK believes that the Company’s intended listing on Nasdaq will favorably position the Company with mining-focused U.S. institutional investors, who have historically demonstrated investment interest in rare earth element mining companies. Improved trading characteristics are also anticipated based on historical trading volumes and equity research coverage as demonstrated by U.S. publicly-traded rare earth element peers. These benefits have also been demonstrated to result in incremental access to capital via follow-on offerings post de-SPAC closing.

•        Unlock Hidden or Unrealized Value:    With the anticipation of improved access to capital via the U.S. public equity capital markets, CPTK believes the Company will be more favorably positioned to complete the buildout of its mining operations, for which unrealized value could be achieved based on the net present value estimates provided by the Company, which were based on the 2022 Technical Report, which the CPTK Board reviewed in connection with its approval of the Business Combination, and 2026 TRS, the 2025 Trade-Off Study, and a discounted cash flow model that incorporates financial projections based on each of the 2026 TRS and the 2025 Trade-Off Study on an integrated basis (the “2026 Integrated DCF”), each of which the CPTK Board reviewed in connection with its approval of Amendment No. 1 to the BCA. For more information on these net present values, see “— Certain Unaudited Company Prospective Financial Information” below.

•        Clear Path for Expansion Opportunities and Operational Improvements:    Based on the combination of anticipated liquidity improvements, access to capital, and U.S. publicly-traded shares, CPTK believes the Company will be better positioned to raise incremental capital for mining expansion opportunities and will be positioned to potentially attract existing rare earth mining and separation companies as acquisition targets.

•        Financial Model:    CPTK reviewed certain of the Company’s internal financial projections and projected capital requirements for the buildout of Songwe Hill and the Proposed Pulawy Separation Plant, as well as associated net present value determinations for each of these projects, including on an integrated basis. For more information on these net present values and a summary of the financial analysis conducted by the CPTK Board, see “— Certain Unaudited Company Prospective Financial Information” and “— Summary of Financial Analysis” below.

•        Selected Public Companies:    CPTK reviewed publicly-available financial information related to selected publicly-traded companies and private companies in the same industry as the Company, selected based on CPTK management’s experience and judgment. Although the Company is still in the process of developing Songwe Hill and the Proposed Pulawy Separation Plant, CPTK considered MP Materials Corp. (“MP Materials”) and Lynas Rare Earths Ltd. (“Lynas”) as appropriate public company comparables based on their integrated rare earth business models. Specifically, CPTK believes the Company will be uniquely positioned to supply rare earth oxides to HyproMag, which not only can produce carbonates and oxides, but also magnets. HyproMag is owned and controlled by the Company Requisite Shareholder. CPTK management believes the Company’s vertically integrated mine-to-oxide business model, which may be effectively extended to a mine-to-magnet model when considering HyproMag, is similar to that of MP Materials. In addition, CPTK management believes the Company’s vertical integration of the Proposed Pulawy Separation Plant with Songwe Hill is similar to the business conducted by Lynas given its capability to both mine and separate rare earth oxides. CPTK believes the favorable analyst ratings and share price performance of both MP Materials and Lynas would be indicative of a similar reaction from investors once the Company demonstrates its production capabilities at Songwe Hill and the Proposed Pulawy Separation Plant. Furthermore, once the Company achieves scale in its operations, CPTK believes investors would view the Company as a public market comparable to both MP Materials and Lynas. In the near term, since the Company is still in the process of developing Songwe Hill and the Proposed Pulawy Separation Plant, CPTK identified USA Rare Earth, Inc. (“USAR”), Arafura Rare Earths Limited (“ARAFF”), and Critical Metals Corp. (“CRML”) as the publicly traded companies that CPTK management believed are the most comparable to the Company based on their respective stages of development. CPTK considered various mining attributes for each company, including permitting status, feasibility status, mineral resources, TREO grade, production capacity, life of mine, jurisdiction, Capex and Opex requirements, NPV, market capitalization, and enterprise value. CPTK concluded that the Company possessed generally similar mining attributes to USAR, ARAFF, and CRML versus those of MP Materials and Lynas, based on its current stage of development. Furthermore, USAR and CRML were also recent de-SPAC transactions that successfully raised capital at the time of their respective de-SPAC closings. Even though CPTK believes the attributes of the Company are more favorable than USAR, ARAFF, and CRML, management believes that their market capitalizations, capital raising capabilities, and share price performance would be indicative for the Company based on its generally similar set of mining attributes. Overall, the CPTK Board recognized that no company was identical in nature to the Company. The CPTK Board also recognized that the information was reliant upon the Company and the comparable companies achieving their financial projections. The CPTK Board did not seek a third-party valuation and did not receive a valuation opinion from any third party in connection with the Business Combination. The CPTK Board relied on their and the CPTK management team’s experience in public market transactions in evaluating financial models and projections and conducting valuations of businesses as well as the presentation delivered by Jett Capital regarding the industry and the Company specifically. CPTK management also relied on the Technical Reports, the 2025 Trade-Off Study, and the 2026 Integrated DCF. See “— Summary of Financial Analysis” below for more information on how the CPTK Board considered public companies comparable to the Company in its financial analysis.

•        Other Alternatives.    The CPTK Board believes, after a thorough review of other business combination opportunities reasonably available to CPTK, that the proposed Business Combination represents the best potential initial business combination reasonably available to CPTK based upon the process utilized to evaluate and assess other potential acquisition targets.

•        Convertible Notes Investment.    Investors invested $500,000 upon the execution of the Original Business Combination Agreement. We believe the investment terms of the Convertible Note are favorable for the Company considering the current market conditions and the timing of the investment.

•        The Company Requisite Shareholder Retained Interest.    The Company Requisite Shareholder are rolling 100% of its equity in the transaction, and will own an approximately 80.4% stake in the Company (assuming a maximum redemption scenario, solely with respect to the shares of Company Shares issuable upon conversion thereof and calculated based upon certain assumptions as described in the section of this proxy statement/prospectus entitled “Security Ownership of Certain Beneficial Owners and Management”), demonstrating their ongoing equity commitment.

The CPTK Board also gave consideration to the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination or anticipated performance of the Company may not be fully achieved, or may not be achieved within the expected timeframe and that the results of operations of the Company’s business may differ materially from the projections prepared by the Company and reviewed by the CPTK Board. For more information on these projections, see “— Certain Unaudited Company Prospective Financial Information” below.

•        Development Stage Company.    The Company’s status as a pre-revenue company and the risks associated with executing on its business plan, including, without limitation, the risks associated with the Company’s scale-up plans, including the Company’s ability to meet its development timelines, to execute on its market strategy and integrate its supply chain.

•        Liquidation of CPTK.    The risks and costs to CPTK if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in CPTK being unable to effect an initial business combination within the required timeframe under the SPAC Charter and force CPTK to liquidate and the SPAC Warrants to expire worthless.

•        Shareholder Vote.    The risk that the shareholders of CPTK may fail to approve the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the parties’ control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        No Third-Party Valuation.    The risk that CPTK did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination.

•        Public Shareholders Will Have a Minority Ownership Interest in the Company.    The fact that current CPTK Shareholders will experience immediate dilution as a consequence of the issuance of Company Shares as consideration in the Business Combination and, as a result, such shareholders will collectively own a minority interest in the Company after the Closing. Having a minority ownership interest may reduce the influence that current CPTK Shareholders have on the management of the Company.

•        Listing Risks.    The challenges associated with preparing the Company, a private company, for the applicable disclosure and listing requirements to which the Company will be subject as a publicly traded company on Nasdaq, assuming the approval of the Copmany’s listing application.

•        Other Risk Factors.    Various other risk factors associated with the Company’s business, as described in the section entitled “Risk Factors” appearing elsewhere in this document.

The CPTK Board concluded that the potential benefits that it expected CPTK and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. The CPTK Board also noted that the CPTK Shareholders would have an economic interest in the Company post-Closing (the level of which would depend on the number of Public Shares redeemed). Accordingly, the CPTK Board unanimously determined that the Business Combination and the transactions contemplated by the Business Combination Agreement were advisable and in the best interests of CPTK and the CPTK Shareholders.

Interests of CPTK’s Directors and Officers in the Business Combination

When considering the CPTK Board’s recommendation that CPTK’s shareholders vote in favor of the approval of the Business Combination Proposal and the other Proposals presented for shareholder approval in this proxy statement/prospectus, CPTK’s shareholders should be aware that the Sponsor and CPTK’s current and former executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of CPTK’s other shareholders generally. The CPTK Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to CPTK’s shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination or to exercise their rights of redemption. These interests include:

•        the beneficial ownership of the Sponsor, Co-Sponsor and certain members of the CPTK Board and advisors, and our Anchor Investor of an aggregate of (a) 6,900,000 shares of Class B Ordinary Shares, which were acquired for an aggregate purchase price of approximately $25,000 prior to the IPO, which shares would likely be worthless if CPTK is unable to effectuate an initial business combination by the Business Combination Deadline (unless such date is extended in accordance with the SPAC Charter) and CPTK is therefore required to liquidate, as shares of Class B Ordinary Shares are not entitled to participate in any redemption or liquidation of the Trust Account and (b) (i) 5,013,333 Private Warrants, which were acquired for an aggregate purchase price of approximately $7.52 million simultaneously with the consummation of the IPO (as described further under “CPTK Management’s Discussion and Analysis of Financial Condition and Results of Operations”), which warrants would become worthless if CPTK does not complete an initial business combination within the Business Combination Deadline;

•        CPTK’s CEO Michael Minnick is a member of the Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Sponsor and CPTK’s Chairman Richard Chera is a member of the Co-Sponsor and is an ultimate beneficial owner with voting and investment discretion with respect to the SPAC Ordinary Shares held by the Co-Sponsor and certain of CPTK’s independent directors and Anchor Investors hold SPAC Ordinary Shares;

•        the continued indemnification of current directors and officers of CPTK and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•        the fact that the Sponsor and CPTK’s officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on CPTK’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations;

•        Mr. Chera, CPTK’s former CEO and current chairman, is entitled to repayment of a $1,000,000 amended and restated promissory note, effective as of February 10, 2026, payable on the earlier of December 31, 2026, the closing of a business combination or the winding up of CPTK;

•        the fact that at the Closing, the BCA Note Investor (an entity affiliated with Mr. Chera) and the F-4 Note Investor (an entity affiliated with Mr. Minnick), both affiliates of CPTK, have been issued convertible promissory notes by the Company which, subject to the receipt of approval from the TSX-V, which has been obtained, entitle them to 12% interest, 9% payable in kind and 3% cash, on the aggregate principal amount of their respective notes, payable on the semiannual date and at the respective maturity date. To date, the BCA Note Investor has received from the Company $7,500 cash and $22,500 has been added to the principal amount of the BCA Note resulting in a BCA Note outstanding principal balance of $522,500. The Notes are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions. The Conversion Shares will not be subject to any lock-up or other restrictions set forth in the Business Combination Agreement, with exceptions of limitations applicable by law;

•        the fact that at the Closing, the Company, the Sponsor, the Co-Sponsor, the BCA Note Investor and the F-4 Note Investor and certain of CPTK’s current and former directors and officers will enter into the Registration Rights and Lock-Up Agreement, which, among other things, provide customary registration rights, including piggy-back rights, subject to cooperation and cut-back provisions with respect to the Company Shares held by such parties following the consummation of the Business Combination;

•        the fact that CPTK’s CEO and an affiliated entity of the CEO entered into the June 2025 Letter Agreement with the Investor. The June 2025 Letter Agreement includes a put option buyout by CPTK’s CEO and/or an affiliated entity of the CPTK CEO in the event if for any reason whatsoever the BCA Note Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by the Company;

•        the fact that the Sponsor has agreed to transfer 2,500 Class B Ordinary Shares per month for every month that elapses from February 2026 until the consummation of the Business Combination to an unaffiliated third party if the Business Combination closes in consideration for Mr. Chera’s extension of his amended and restated promissory note;

•        the fact that the Sponsor, an affiliate of the Sponsor or CPTK’s officers and directors may, but are not obligated to, provide working capital loans to CPTK. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into private placement warrants to purchase shares of Class A Ordinary Shares at a price of $1.50 per warrant. If CPTK completes a business combination, CPTK will repay the working capital loans out of the proceeds of the Trust Account released to the Company. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, CPTK may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the Trust Account would be used to repay the working capital loans. As of December 31, 2025, approximately $766,897 of working capital loans payable to the Sponsor were outstanding; and

•        the fact that the Sponsor and CPTK’s officers and directors will lose their entire investment in CPTK if an initial business combination is not completed prior to the Business Combination Deadline.

Litigation Relating to the Business Combination

To the knowledge of CPTK, there have been no proceedings brought against CPTK in relation to the Business Combination or the Business Combination Agreement as of the date of this proxy statement/prospectus

Listing of Company Shares

Approval of the listing on Nasdaq of the Company Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Certain Engagements in Connection with the Business Combination and Related Transactions

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“CCM”), is serving as the lead financial and capital markets advisor to the Company. In addition, Welsbach Corporate Solutions LLC-FZ (“Welsbach”) has been providing certain corporate consulting and introductory services to the Company in connection with its evaluation of potential strategic and financing transactions.

CCM or Welsbach (together with their respective affiliates) are financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, wealth management, investment research, principal investing, lending, financing, hedging, market making, brokerage, and other financial and non-financial activities and services. In addition, CCM, Welsbach, and their respective affiliates may provide investment banking and other commercial dealings to the Company and CPTK and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of their business activities, each of CCM, Welsbach, and their respective affiliates, officers, directors, and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company, CPTK, or their respective affiliates. Each of CCM, Welsbach, and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, while CPTK is the legal acquirer, it will be treated as the “acquired” company, and the Company will be the “acquirer” for accounting and financial reporting purposes. Since CPTK does not meet the definition of a “business” pursuant to IFRS 3, Business Combinations, the transaction is accounted for within the scope of IFRS 2, Share-Based Payments. Accordingly, the Business Combination will be treated as the equivalent of the Company issuing shares for the net assets of CPTK, with the fair value of the shares, in excess of the net assets of CPTK, being accounted for as a stock exchange listing expense under IFRS 2. The net assets of CPTK will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of the Company.

Certain Unaudited Company Prospective Financial Information

The Company does not as a matter of course make public projections as to future revenues, performance, financial condition, or other results, or net present value calculations based on the foregoing. However, in connection with the evaluation of the Business Combination prior to CPTK’s entry into the Original Business Combination Agreement, Company management provided to CPTK management, which then provided to the CPTK Board, certain net present value calculations for Songwe Hill (the “2022 Songwe Hill NPV”) and for the Proposed Pulawy Separation Plant (the “2023 Pulawy NPV” and together with the 2022 Songwe Hill NPV, the “Pre-BCA NPVs”).

The 2022 Songwe Hill NPV was based on internal, unaudited prospective financial information for years 2023 through 2043 prepared by Company management, which was discussed with CPTK management, and finalized on July 2, 2025 (the “2022 Songwe Hill Projections”). The 2022 Songwe Hill Projections aligned with certain projections underlying net present value calculations for Songwe Hill set forth in and for the purpose of a 2022 Canadian National Instrument 43-101 Technical Report (the “2022 Technical Report”) for Songwe Hill based on a 2022 Definitive Feasibility Study (the “2022 Songwe Hill DFS”), each prepared by SENET, a DRA Global Group Company (“SENET”) and other qualified persons and preparers, as applicable, listed therein. The 2023 Pulawy NPV was based on internal, unaudited prospective financial information for years 2023 through

2051 prepared by Company management (the “2023 Pulawy Projections” and together with the 2022 Songwe Hill Projections, the “Pre-BCA Projections”). The 2023 Pulawy Projections aligned with certain projected financial information within a 2022 Pre-Feasibility Study for the design of the Proposed Pulawy Separation Plant (the “2022 Pulawy PFS”) completed by Carester SAS, as well as rare earth pricing estimates provided by Wood Mackenzie and Adamas Intelligence.

Although the Pre-BCA NPVs were provided to the CPTK Board in connection with CPTK’s entry into the Original Business Combination Agreement, the underlying Pre-BCA Projections were not provided to the CPTK Board until just prior to CPTK’s entry into Amendment No. 1 to the BCA, as explained below. Further, the Pre-BCA Projections were prepared prior to and did not take into account the more recent preparations of (1) a 2026 Technical Report Summary for Songwe Hill pursuant to Regulation S-K 1300 (the “2026 TRS”) prepared by SENET and other qualified persons listed therein, (2) a concept trade-off study (the “2025 Trade-Off Study”) completed by PRODEO Consulting (Pty) Ltd in conjunction with a 2025 update (the “2025 PFS Update”) to the 2022 Pulawy PFS, and (3) a discounted cash flow model (the “2026 Integrated DCF”) that incorporates financial projections based on each of the 2026 TRS and the 2025 Trade-Off Study on an integrated basis (the “2026 Integrated Projections”). Each of the 2026 TRS, the 2025 Trade-Off Study, and the 2026 Integrated DCF were prepared after the parties entered into the Original Business Combination Agreement but before they entered into Amendment No. 1 to the BCA.

The 2025 Trade-Off Study evaluated, with respect to the separation capacity of the Proposed Pulawy Separation Plant, an expanded case capacity configuration (the “Expanded Case”), in which (1) expected production capacity doubled to approximately 24,417 t/a (dry basis) using a feedstock grading approximately 55% TREO of MREC feed, and (2) an NdPr separation circuit was included with the option to expand NdPr separation capacity to 100%. Because the Trade-Off Study was a conceptual options analysis rather than a PFS-level study, the Expanded Case and related scenarios evaluated in that analysis have not yet been recommended for advancement to the feasibility phase and do not have the same level of engineering definition or cost accuracy as the base case set forth in the 2025 PFS Update. Company management intends to undertake an in-depth definitive feasibility study to confirm the feasibility of the Expanded Case during 2026.

The stated purpose within the 2026 TRS is to demonstrate the economic viability of the rare earth deposit at Songwe Hill in connection with Regulation S-K 1300 reporting, and the stated purpose within the 2025 Trade-Off Study was to assess strategic, long-term development pathways for the Proposed Pulawy Separation Plant beyond the base case set forth in the 2025 PFS Update. Although the 2026 TRS and the 2025 Trade-Off Study were not prepared for purposes of valuing the Company, management considered the information within these reports as reasonable bases on which to determine financial projections. Company management observed the technical and engineering standards that the authors of the reports adhered to. In support for management’s use of and reliance on the Expanded Case, management observed the geopolitical developments in the critical minerals sector, increasing global rare earth mining projects, and substantial international government support for rare earth projects tied to future demand for physical AI applications.

Accordingly, (1) based on the 2026 TRS, Company management prepared unaudited, prospective financial information for years 2025 through 2048 (the “2026 Songwe Hill Projections”) and on that basis determined a net present value for Songwe Hill (the “2026 Songwe Hill NPV”), which was 39% less than the 2022 Songwe Hill NPV and primarily the result of updated pricing forecasts provided by Adamas Intelligence; (2) based on the 2025 Trade-Off Study, Company management prepared unaudited, prospective financial information for years 2025 through 2054 (the “2025 Pulawy Projections” and, together with the 2026 Songwe Hill Projections, the “Projections”) and on that basis determined a net present value for the Expanded Case at the Proposed Pulawy Separation Plant (the “2025 Pulawy NPV”), which was 22% less than the 2023 Pulawy NPV and primarily the result of updated pricing forecasts provided by Adamas Intelligence; and (3) based on the 2026 Integrated DCF, Company management prepared unaudited, prospective financial information for years 2025 through 2048 and on that basis determined a net present value for Songwe Hill and the Proposed Pulawy Separation Plant on an integrated basis (the “2026 Integrated NPV” and together with the 2026 Songwe Hill NPV and the 2025 Pulawy NPV, the “Pre-BCA Amendment NPVs”). The 2026 Songwe Hill NPV and the 2025 Pulawy NPV each aligned with net present value determinations set forth in each of the 2026 TRS and the 2025 Trade-Off Study, respectively.

On February 4, 2026, as part of the materials prepared for the meeting of the CPTK Board to approve Amendment No. 1 to the BCA, Company management finalized and provided to the CPTK Board the Projections and the Pre-BCA Amendment NPVs, which it reviewed in connection with its decision to (1) forgo exercising

CPTK’s potential right to terminate the BCA due to the Company having not delivered the 2026 TRS to CPTK by the August 31, 2025 deadline set forth in the Original Business Combination Agreement and (2) approving Amendment No. 1 to the BCA.

The Projections are included in this proxy statement/prospectus solely to provide CPTK Shareholders access to certain information made available in connection with the CPTK Board’s consideration of the Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Pre-BCA Amendment Projections were prepared.

The Projections were prepared in good faith by Company management and were based on its belief that the estimates and assumptions with respect to the expected future financial performance of the Company were reasonable at the time the Projections were prepared and such Projections speak only as of that time. The Projections only relate to Songwe Hill, the Proposed Pulawy Separation Plant (based on the Expanded Case), and each of them on an integrated basis, and do not take into account the costs of and other effects on CPTK. The Projections do not include the expenses that have been or may be incurred by the Company or CPTK in preparation for or in connection with the Business Combination, or the effect on the Company of any business or strategic decision or action that will or may be taken by the Company as a result of the Business Combination having been closed.

The Projections reflect numerous estimates and assumptions including with respect to the timing of the commission of Songwe Hill and the Proposed Pulawy Separation Plant, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s or CPTK’s control and are subject to significant economic, competitive, and other uncertainties. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. There undoubtedly will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and are subject to periodic changes based on actual experience, events and business developments, and changes in the Company’s capital requirements and net working capital needs.

The inclusion of the Projections should not be regarded as an indication that the Company Board or the CPTK Board, or their respective affiliates, advisors or other representatives considered, or now consider, the Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. Multiple unknown factors, as well as the known factors described herein could cause the forecasts or the underlying assumptions to be inaccurate. As a result, the Projections may not be realized, and actual results may significantly differ from the Projections. The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s and CPTK’s control. The various risks and uncertainties include those set forth in the “Risk Factors”, including “Risk Factors —  Risks Related to CPTK and the Business Combination  — The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the transaction or the Company’s future results,” “Company Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Cautionary Note Regarding Forward-Looking Statements.”

The Projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts. No independent auditors have audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the Projections, and, accordingly, none of CPTK, CBIZ, CPTK’s independent registered public accounting firm, the Company, or PKF Littlejohn LLP, the Company’s independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

We encourage you to review the financial statements of the Company included elsewhere in this proxy statement/prospectus as well as the financial information in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and to not rely on any single financial measure.

The Company uses certain financial measures in the Projections that are not prepared in accordance with IFRS as supplemental measures to evaluate operational performance. While the Company believes that non-IFRS financial measures provide useful supplemental information, there are limitations associated with the use of non-IFRS financial measures. Non-IFRS financial measures are not prepared in accordance with IFRS, are not reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. Financial measures included in the Projections provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Projections are not subject to SEC rules regarding disclosures of non-IFRS financial measures, which would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure. Accordingly, no reconciliation of the financial measures included in the Projections were prepared, and therefore none have been provided in this proxy statement/prospectus. The definitions of the non-IFRS measures included in the Projections may not align with those underlying any non-IFRS measures presented elsewhere in this proxy statement/prospectus.

The following table sets forth the 2022 Songwe Hill Projections(1), which underlie the 2022 Songwe Hill NPV of $559 million(2):

US$ in millions (nominal) (amounts are annual averages for the applicable period)	Units	2023 – 2024	2025	2026	2027	2028	2029 – 2033	2034 – 2038	2039 – 2043(8)
Development CAPEX	$m	138.06	57.01	0.00	0.00	0.00	0.00	0.00	0.00
Sustaining CAPEX(3)	$m	0.00	0.05	0.05	13.05	0.06	3.54	3.74	10.05
MREC(4)	t/a	0.00	4,415.56	10,504.49	10,486.04	10,807.80	8,773.16	7,945.85	6,366.94
MREC Sales Price	$/kg	0.00	36.16	36.20	36.67	36.94	45.21	58.03	66.00
Revenue	$m	0.00	159.65	380.21	384.51	399.23	389.69	461.00	417.86
OPEX(5)	$m	1.08	95.22	167.77	169.29	174.91	179.51	191.50	184.49
G&A(6)	$m	1.08	7.58	11.94	12.20	12.68	12.46	13.76	14.09
EBITDA(7)	$m	(1.08)	56.45	193.43	196.00	204.36	190.69	246.45	212.47
Cash Flow	$m	(139.10)	(23.04)	179.35	105.13	124.48	114.79	147.04	133.37

____________

(1)      The 2022 Songwe Hill Projections were prepared prior to and do not take into account information in the 2026 TRS. The stated purpose within the 2026 TRS is to demonstrate the economic viability of the rare earth deposit at Songwe Hill for purposes of Regulation S-K 1300 reporting, and not for purposes of valuing the Company; however, Company management considered the information within the 2026 TRS as a reasonable basis on which to determine financial projections, and from those projections, the net present value of Songwe Hill, for the reasons stated above. Accordingly, at the time of entry into Amendment No. 1 of the BCA, Company management did not believe the Pre-BCA Projections represented current market pricing and updated future pricing estimates. For columns covering multiple years, the tabulated values are calculated by summing the metric over the period, then dividing the sum by the number of years in the period to calculate an annual average.

(2)      The 2022 Songwe Hill NPV of $559 million was determined based on the 2022 Songwe Hill Projections, which were in turn based on the mine and processing discounted cash-flow model within the 2022 Songwe Hill DFS, incorporating detailed capital and operating cost estimates, production schedules, recoveries, and taxes. The 2022 Songwe Hill NPV was calculated on an after-tax, ungeared basis using a 10% nominal discount rate, with no debt or financing assumptions applied. The Life-of-operations for Songwe Hill is projected to be 18 years. The 2022 Songwe Hill NPV aligns with the net present value determination in the 2022 Technical Report and 2022 Songwe Hill DFS.

(3)      Sustaining capital expenditures, which include direct and indirect costs, cover all of the costs to be expended during the period beginning from the start of commercial production and continuing until the end of the Life-of-operations for Songwe Hill. The primary expenses associated with sustaining capital expenditures are related to the tailings storage facility.

(4)      MREC (tons per annum) is calculated on a dry basis. Cut-off grades equal to or greater than 1% TREO, and Ore amenable to flotation, were assumed for the processed ore estimates. Commercial production initiating in 2025 was assumed.

(5)      OPEX is estimated to be primarily comprised of mining expenses (mining contractors, fuel, drilling), beneficiation (milling and flotation), hydrometallurgical plant (power), and transportation. OPEX tabulated is inclusive of general and administrative expenses (G&A) and does not include the 5% royalty on the MREC revenue.

(6)      General and administrative expenses (G&A) were expected to equate to approximately $1,791/t REO, or approximately 7% of total costs. These expenses represent site facilities and camp operations (maintenance, security, accommodation/messing, temporary ablutions), travel/off-site offices, consumables and spares, environmental/social compliance, waste management, and potable/construction water supply. In addition, the tabulated G&A projections include a Community Development Agreement (CDA) cost of 0.45% of the MREC sales value, and MREC transport costs.

(7)      EBITDA is a non-IFRS financial measure defined as net profit (loss) for the years presented before income tax (expense) or benefit, finance costs, finance income, and depreciation and amortization.

(8)      Based on the 2022 Songwe Hill DFS, Company management projected a partial year of production in 2043, so this column represents the annual average across these last five years of operations (including the final partial year of production).

The following table sets forth the 2023 Pulawy Projections(1), which underlie the 2023 Pulawy NPV of $905 million(2):

US$ in millions (nominal) (amounts are annual averages for the applicable period)	Units	2023 – 2024(3)	2025	2026	2027	2028 – 2032	2033 – 2037	2038 – 2043
CAPEX	$m	64.91	0.00	0.00	62.79	0.00	0.00	0.00
MREC Throughput(4)	t/a	0.00	12,208.60	12,208.60	12,208.60	24,417.20	24,417.20	24,417.20
Contained REO in Feed	t/a	0.00	6,714.73	6,714.73	6,714.73	13,429.46	13,429.46	13,429.46
Nd + Pr Separation Recovery	%	N/A	98%	98%	98%	98%	98%	98%
Nd Oxide	t/a	0.00	1,549.57	1,549.57	1,549.57	3,099.14	3,099.14	3,099.14
Pr Oxide	t/a	0.00	469.19	469.19	469.19	938.38	938.38	938.38
SEGH Carbonate	t/a	0.00	930.00	930.00	930.00	1,860.00	1,860.00	1,860.00
LaCe Carbonate	t/a	0.00	9,265.00	9,265.00	9,265.00	18,530.00	18,530.00	18,530.00
Avg. REO Sales Price(5)	$/kg	N/A	9.23	10.00	10.45	12.86	19.20	24.58
Revenue	$m	0.00	61.44	66.54	69.54	171.17	255.64	327.21
OPEX(6)	$m	0.00	20.52	21.03	21.56	39.97	45.23	51.82
G&A	$m	0.00	0.52	0.53	0.55	0.59	0.66	0.76
EBITDA(7)	$m	0.00	40.92	45.51	47.98	131.20	210.41	275.39
Cash Flow	$m	(64.91)	39.69	45.37	(14.89)	110.96	171.83	224.30

____________

(1)      The 2023 Pulawy Projections were prepared prior to and do not take into account information in the 2025 Trade-Off Study. The stated purpose within the 2025 Trade-Off Study is to assess strategic, long-term development pathways for the Proposed Pulawy Separation Plant beyond the base case set forth in the 2025 PFS Update, and not for purposes of valuing the Company; however, Company management considered the information within the 2025 Trade-Off Study as a reasonable basis on which to determine financial projections, and from those projections, the net present value of the Proposed Pulawy Separation Plant, for the reasons stated above. Accordingly, at the time of entry into Amendment No. 1 of the BCA, Company management did not believe the 2023 Pulawy Projections represented current market pricing and updated future pricing estimates. For columns covering multiple years, the tabulated values are calculated by summing the metric over the period, then dividing the sum by the number of years in the period to calculate an annual average.

(2)      The 2023 Pulawy NPV of $905 million was determined based on the 2023 Pulawy Projections, which in turn were based on certain underlying financial information provided within the 2022 Pulawy PFS, incorporating concept-level engineering, indicative capital and operating costs, and production assumptions. The 2023 Pulawy NPV was calculated on an after-tax, ungeared basis using a 10% nominal discount rate, with no debt or interest assumptions included. The life of operations at the Proposed Pulawy Separation Plant is projected to be 29 years. Years 2044 through 2051 were omitted from the 2023 Pulawy Projections to align with the years presented in the 2022 Songwe Hill Projections.

(3)      Development CAPEX was forecast to be incurred in 2023 and 2024.

(4)      Assumes full MREC (tons per annum) from Songwe Hill together with an average feed of MREC (dry basis) from other rare earth mining projects and market sources of 3,740 tons per annum (averaged across 2025 to 2027) and 16,527 tons per annum (averaged across 2028 to 2043). Grade is approximately 55% TREO.

(5)      REO Sales price is calculated as the total net revenue from the rare-earth products (after subtracting the carbonate purchase price) per kg of REO equivalent across rare-earth products.

(6)      OPEX represents total cash operating costs less the ammonium bicarbonate by-product revenue, and does not include the MREC purchase price.

(7)      EBITDA is a non-IFRS financial measure defined as net profit (loss) for the years presented before income tax (expense) or benefit, finance costs, finance income, and depreciation and amortization.

The following table sets forth the 2026 Songwe Hill Projections(1), which underlie the 2026 Songwe Hill NPV of $339 million(2):

US$ in millions (nominal) (amounts are annual averages for the applicable period)	Units	2027 – 2028	2029	2030	2031	2032	2033 – 2037	2038 – 2042	2043 – 2048(7)
Development CAPEX	$m	122.91	114.06	0.00	0.00	0.00	0.00	0.00	0.00
Sustaining CAPEX(3)	$m	0.00	0.03	0.03	0.03	16.97	4.57	4.83	10.04
MREC(4)	t/a	0.00	849.26	10,637.60	10,370.61	10,701.25	9,018.14	7,907.51	5,742.77
MREC Sales Price	$/kg	0.00	23.67	25.07	28.80	32.75	40.04	42.88	49.10
Revenue(5)	$m	0.00	20.10	266.63	298.67	350.48	361.62	339.07	277.80
OPEX	$m	2.38	47.65	158.16	152.66	157.49	161.99	169.86	140.47
G&A	$m	2.54	12.39	17.12	18.07	19.28	21.97	27.45	28.70
EBITDA(6)	$m	(2.38)	(27.54)	108.28	144.54	189.27	196.41	169.05	139.38
Cash Flow	$m	(125.21)	(150.32)	102.62	141.51	99.47	118.28	101.27	85.57

____________

(1)      The 2026 Songwe Hill Projections is based on certain information in the 2026 TRS. The stated purpose within the 2026 TRS is to demonstrate the economic viability of the rare earth deposit at Songwe Hill for purposes of Regulation S-K 1300 reporting, and not for purposes of valuing the Company; however, Company management considered the information within the 2026 TRS as a reasonable basis on which to determine financial projections, and from those projections, the 2026 Songwe Hill NPV, for the reasons stated above. For columns covering multiple years, the tabulated values are calculated by summing the metric over the period, then dividing the sum by the number of years in the period to calculate an annual average.

(2)      The 2026 Songwe Hill NPV of $339 million was determined based on the 2026 Songwe Hill Projections, which in turn were based on the mine and processing discounted cash-flow model within the 2026 TRS, incorporating detailed capital and operating cost estimates, production schedules, recoveries, and taxes. The 2026 Songwe Hill NPV was calculated on an after-tax, ungeared basis using a 10% nominal discount rate, with no debt or financing assumptions applied. The Life-of-operations for Songwe Hill is projected to be 18 years.

(3)      Sustaining capital expenditures, which include direct and indirect costs, covers all of the costs to be expended during the period beginning from the start of commercial production and continuing until the end of the Life-of-operations for Songwe Hill. The primary expenses associated with sustaining capital expenditures are related to the tailings storage facility. The last column is inclusive of closure costs.

(4)      MREC (tons per annum) is calculated on a dry basis. Commercial production initiating in 2029 is assumed.

(5)      Tabulated revenue is exclusive of the 5% royalty on MREC value, and is inclusive of gypsum by-product revenue.

(6)      EBITDA is a non-IFRS financial measure defined as net profit (loss) for the years presented before income tax (expense) or benefit, finance costs, finance income, and depreciation and amortization.

(7)      Based on the 2026 TRS, Company management projected a partial year of production in 2048, so this column represents the annual average across these last six years of operations (including the final partial year of production).

The following table sets forth the 2025 Pulawy Projections(1), which underlie the 2025 Pulawy NPV of $702 million(2):

US$ in millions (nominal) (amounts are annual averages for the applicable period)	Units	2028 – 2029(3)	2030	2031	2032	2033 – 2037	2038 – 2042	2043 – 2048
CAPEX	$m	128.17	0.00	0.00	0.00	0.00	0.00	0.00
MREC Throughput(4)	t/a	0.00	24,417.20	24,417.20	24,417.20	24,417.20	24,417.20	24,417.20
Contained REO in Feed	t/a	0.00	13,429.46	13,429.46	13,429.46	13,429.46	13,429.46	13,429.46
Nd + Pr Separation Recovery	%	N/A	98%	98%	98%	98%	98%	98%
Nd Oxide	t/a	0.00	3,037.15	3,037.15	3,037.15	3,037.15	3,037.15	3,037.15
Pr Oxide	t/a	0.00	919.61	919.61	919.61	919.61	919.61	919.61

US$ in millions (nominal) (amounts are annual averages for the applicable period)	Units	2028 – 2029(3)	2030	2031	2032	2033 – 2037	2038 – 2042	2043 – 2048
SEGH Carbonate	t/a	0.00	1,860.00	1,860.00	1,860.00	1,860.00	1,860.00	1,860.00
LaCe Carbonate	t/a	0.00	18,530.00	18,530.00	18,530.00	18,530.00	18,530.00	18,530.00
Avg. REO Sales Price(5)	$/kg	N/A	8.68	10.13	11.33	14.09	15.57	18.72
Revenue	$m	0.00	115.53	134.78	150.83	187.58	207.28	249.24
OPEX(6)	$m	0.00	31.86	32.46	33.52	34.67	38.24	41.38
G&A	$m	0.00	0.96	0.99	1.01	1.09	1.23	1.41
EBITDA(7)	$m	0.00	83.67	102.32	117.30	152.91	169.05	207.86
Cash Flow	$m	(128.17)	81.16	101.76	104.42	126.03	139.26	170.40

____________

(1)      The 2025 Pulawy Projections were based on certain information in the 2025 Trade-Off Study. The stated purpose within the 2025 Trade-Off Study is to assess strategic, long-term development pathways for the Proposed Pulawy Separation Plant beyond the base case set forth in the 2025 PFS Update, and not for purposes of valuing the Company; however, Company management considered the information within the 2025 Trade-Off Study as a reasonable basis on which to determine financial projections, and from those projections, the 2025 Pulawy NPV, for the reasons stated above. For columns covering multiple years, the tabulated values are calculated by summing the metric over the period, then dividing the sum by the number of years in the period to calculate an annual average.

(2)      The 2025 Pulawy NPV of $702 million was based on the 2025 Pulawy Projections, which in turn were on certain financial information and assumptions prepared in connection with the 2025 Trade-Off Study, incorporating concept-level engineering, indicative capital and operating costs, and production assumptions. The 2025 Pulawy NPV was calculated on an after-tax, ungeared basis using a 10% nominal discount rate, with no debt or interest assumptions included. The life of operations at the Proposed Pulawy Separation Plant is projected to be 29 years. Years 2049 through 2054 were omitted from the 2025 Pulawy Projections to align with the years presented in the 2026 Songwe Hill Projections.

(3)      Development CAPEX is forecast to be incurred in 2028 and 2029.

(4)      Assumes full MREC (tons per annum) from Songwe Hill together with 13,422 tons per annum (average first five years) of MREC (dry basis) from other rare earth mining projects and market sources. Grade is approximately 55% TREO.

(5)      REO Sales price is calculated as the total net revenue from the rare-earth products (after subtracting the carbonate purchase price) per kg of REO equivalent across rare-earth products.

(6)      OPEX represents total cash operating costs less the ammonium bicarbonate by-product revenue, and does not include the MREC purchase price.

(7)      EBITDA is a non-IFRS financial measure defined as net profit (loss) for the years presented before income tax (expense) or benefit, finance costs, finance income, and depreciation and amortization.

The following table sets forth the 2026 Integrated Projections(1), which underlie the 2026 Integrated NPV of $1,041 million(2):

US$ in millions (nominal) (amounts are annual averages for the applicable period)	Units	2027 – 2028(4)	2029	2030	2031	2032	2033 – 2037	2038 – 2042	2043 – 2048
Revenue	$m	0.00	20.10	382.16	433.45	501.31	549.20	546.36	527.04
OPEX	$m	2.38	47.65	190.03	185.12	191.01	196.66	208.10	181.85
G&A	$m	2.54	12.39	18.08	20.29	20.29	23.06	28.68	30.11
EBITDA(3)	$m	(2.38)	(27.54)	191.94	246.86	306.58	349.32	338.10	347.24
Cash Flow	$m	(253.38)	(343.76)	183.78	243.27	203.89	244.31	240.53	255.97

____________

(1)      The 2026 Integrated Projections were based on the 2026 Integrated DCF, and in turn, the 2026 TRS and the 2025 Trade-Off Study. The stated purpose within the 2026 TRS is to demonstrate the economic viability of the rare earth deposit at Songwe Hill in connection with Regulation S-K 1300 reporting, and the stated purpose within the 2025 Trade-Off Study is to assess strategic, long-term development pathways for the Proposed Pulawy Separation Plant beyond the base case set forth in the 2025 PFS Update. Although the 2026 TRS and the 2025 Trade-Off Study were not prepared for purposes of valuing the Company, Company management considered the information within these reports as reasonable bases on which to determine financial projections, and from those projections, the 2026 Integrated DCF and 2026 Integrated NPV, for the reasons stated above. For columns covering multiple years, the tabulated values are calculated by summing the metric over the period, then dividing the sum by the number of years in the period to calculate an annual average.

(2)      The 2026 Integrated NPV of $1,041 million was determined by combining the standalone 2025 Pulawy NPV and the 2026 Songwe Hill NPV into a single unlevered project valuation, discounted at a 10% nominal rate, with no debt, interest, or financing assumptions applied. The Life-of-operations for Songwe Hill is projected to be 18 years, and the life of operations at the Proposed Pulawy Separation Plant is projected to be 29 years. Years 2049 through 2054 with respect to the Proposed Pulawy Separation Plant were omitted from the 2026 Integrated Projections to align with the years presented in the 2026 Songwe Hill Projections and the 2025 Pulawy Projections.

(3)      EBITDA is a non-IFRS financial measure defined as net profit (loss) for the years presented before income tax (expense) or benefit, finance costs, finance income, and depreciation and amortization.

(4)      The 2026 Integrated Projections separate pre-production and production periods. The 2028-2029 column represents the period when there is no commercial production from each of Songwe Hill and the Proposed Pulawy Separation Plant.

The Projections were prepared using a number of assumptions, including the following assumptions that Company management believed to be material:

•        Although the Projections concern the two main operating subsidiaries of the Company, including on an integrated basis, they do not necessarily represent projections regarding the performance of the Company as a whole, do not include certain items that would be addressed in a projection of the performance of the Company as a whole (which would include items such as corporate spend and capital raising), and are limited to the performance of Songwe Hill and the Proposed Pulawy Separation Plant.

•        The 2026 Integrated NPV and the underlying Pre-BCA Amendment Projections were derived by summing the relevant metrics of each of the 2026 Songwe Hill NPV and the 2025 Pulawy NPV and those underlying Pre-BCA Amendment Projections. In contrast, if the Pre-BCA Amendment Projections were to be used to imply projections regarding the performance of the Company as a whole, certain financial metrics of the Projections above might need to be eliminated to take account of internal transfer pricing, and other metrics might change as a result of such integration. Although Company management believed the methods it used to derive the 2026 Integrated NPV and the underlying Pre-BCA Amendment Projections approximated the value of Songwe Hill and the Proposed Pulawy Separation Plant on an integrated basis, the method employed might produce inaccurate results.

•        Company management assumed that the technical and engineering standards applied in the 2025 Trade-Off Study, although not as robust or comprehensive as the standards applied in the 2022 Pulawy PFS, the 2025 PFS Update, the 2022 Technical Report, or the 2026 TRS, were nonetheless sufficient to support a reasonable directional conclusion regarding the 2025 Pulawy NPV and the underlying 2025 Pulawy Projections. However, because the methodologies, engineering detail, and underlying assumptions in the 2025 Trade-Off Study did not reflect the same level of rigor or technical validation as those other reports, this assumption may be incorrect, and the capital, operating, and production inputs derived from the study with respect to the Expanded Case, and incorporated into the 2025 Pulawy NPV and, in turn, the 2026 Integrated NPV, may be more susceptible to variance, including variance resulting from subsequent refinement of engineering designs or validation through higher-standard technical analyses.

•        MREC production with respect to Songwe Hill is expected to start in 2029. A 22-year term, consisting of a four-year development phase and an 18-year Life-of-operations, was used in the forecast to conform with the expected economic life of Songwe Hill. Projections for more remote years are inherently less reliable than Projections for years in the near term.

•        Company management assumes that, with respect to Songwe Hill revenue figures in the Projections, Songwe Hill will primarily provide feedstock to the Proposed Pulawy Separation Plant, and anticipates that, to the extent MREC produced at Songwe Hill is not shipped to the Proposed Pulawy Separation Plant, future offtake agreements will be executed with reputable companies in the automotive, electronic, electric vehicles, and robotics industries as well as with selected government entities in the United States, the European Union, and the United Kingdom.

•        Company management derived total separation capacity at the Proposed Pulawy Separation Plant based on the 2025 Trade-Off Study, which assumes a doubling of separation capacity as compared to the 2025 PFS Update and 100% NdPr separation. If the Company is unable to obtain additional MREC from third party sources and relies only on Songwe Hill production (and decides not to fully separate all NdPr oxide), as set out in the 2025 Trade-Off Study, capacity is expected to be halved. In this case, the production capacity would consist of Nd oxide at 806 t/a, Pr oxide at 212 t/a, NdPr oxide at 1,018 t/a,

SEGH carbonate at 930 t/a, and LaCe carbonate at 9,671 t/a, which could reduce the 2025 Pulawy NPV by upwards of 75% and the 2026 Integrated NPV by upwards of 50%. Additionally, nameplate capacity tonnage does not take into account various factors that are likely to result in lower actual production, including, for example, losses during finishing stages of the production processes. Such losses generally are expected to generate saleable or reusable waste material, which are discussed further below.

•        Company management assumed that 100% NdPr separation may not always represent the most favorable net present value, as future market conditions could result in pricing dynamics under which the value of an unseparated rare earth product exceeds the aggregate value realizable from fully separated Nd and Pr oxides. In such circumstances, the economic benefit of operating the NdPr separation circuit at full capacity may be reduced, and alternative product-mix strategies could yield superior financial outcomes. As a result, while the Expanded Case incorporates 100% NdPr separation capability, the Projections recognize that future optimization of the separation configuration may be required should market conditions favor the sale of mixed or partially separated products.

•        Company management estimates that future offtake agreements for REO separated at the Proposed Pulawy Separation Plant will be executed with reputable companies in the automotive, electronic, electric vehicles, and robotics industries as well as with selected government entities in the United States, the European Union, and the United Kingdom.

•        The price of rare earth minerals in the spot market may decline below projected levels, and taxes, royalties, production fees, offtake charges, and other fees or expenses related to the sale of rare earth minerals could increase as a result of governmental, market, or other factors. Such factors may include changes in applicable fiscal regimes, adjustments to royalty or production-based fee structures, new or revised export or import requirements, shifts in supply and demand dynamics resulting from global economic conditions, fluctuations in end-market consumption, variations in transportation or logistics costs, or broader geopolitical or regulatory developments affecting the rare earth sector. Any of these developments could adversely affect the pricing environment for rare earth minerals or increase the costs associated with their sale, which could in turn reduce revenue relative to the levels assumed in the Projections.

•        The grade encountered during operations at Songwe Hill may not be as favorable as expected, and therefore rare earth mineral and oxide production may be lower than forecasted or the tonnes required to be milled to achieve the forecasted rare earth mineral and oxide production may be greater than what was anticipated and actual costs could exceed projected costs.

•        Interruptions in production at Songwe Hill may occur for any reason, including unanticipated health, safety or environmental conditions, power interruptions or unanticipated equipment failure.

•        Operating costs, sustaining capital expenditures, and royalties may exceed estimates due to increases in labor, materials, energy, reagents, consumables, logistics, maintenance, or other inputs. Within the Projections, royalties are not included in the OPEX line items but are included in the cashflow line items.

•        Capital expenditures may be underestimated or fail to produce the expected production or other benefits.

•        Overhead costs may exceed estimates for a number of reasons, including costs related to operating as a public company in the United States, which are not reflected in the Projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER THE COMPANY NOR CPTK INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTIONS. THE PRE-BCA PROJECTIONS AND PRE-BCA AMENDMENT PROJECTIONS BELOW DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE APPLICABLE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS INFORMATION ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION, AS SUCH PROJECTIONS MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF THE COMPANY, CPTK, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS, OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY COMPANY SHAREHOLDER, CPTK SHAREHOLDER OR ANY OTHER PERSON THAT THE RESULTS CONTAINED IN THE PROJECTIONS WILL BE ACHIEVED. NEITHER THE COMPANY NOR CPTK INTENDS TO REFERENCE THE PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Summary of Financial Analysis

The following is a summary of the material financial analysis prepared by CPTK management and presented to and reviewed by the CPTK Board in connection with the valuation of the Company in the Business Combination. The summary set forth below does not purport to be a complete description of the financial analysis reviewed or factors considered by the CPTK Board. CPTK management and the CPTK Board may have deemed various assumptions more or less probable than other assumptions. Some of the summaries of the financial analysis set forth below include information presented in tabular format. Considering the data in the tables specified below without considering all financial analysis or factors or the full narrative description of such analysis or factors, including the methodologies and assumptions underlying such analysis or factors, could create a misleading or incomplete view of the processes underlying CPTK management’s financial analysis and the CPTK Board’s recommendation.

The valuation analysis reviewed by the CPTK Board was conducted based upon numerous material assumptions with respect to, among other things, the projected market size, commercial efforts and industry performance of the Company, general business and economic conditions, and numerous other factors, many of which are beyond the control of CPTK, the Company or any other parties to the Business Combination. None of the Company, CPTK or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in such financial analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analysis relating to the value of the Company does not purport to be appraisals or reflect the prices at which the Company’s securities may actually be valued or trade in the open market after the consummation of the Business Combination. To the extent unaudited prospective financial information was used in connection with such financial analysis, CPTK management, in its preparation of the financial analysis, observed the Pre-BCA Projections prior to CPTK’s entry into the Original Business Combination Agreement and the Pre-BCA Amendment Projections prior to CPTK’s entry into Amendment No. 1 to the BCA, and the CPTK Board, in connection with its evaluation of the Business Combination, observed the Projections prior to CPTK’s entry into Amendment No. 1 to the BCA. The assumptions and estimates used in, and the results derived from, the financial analysis are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

Pre-BCA NPVs and Pre-BCA Amendment NPVs

Because Songwe Hill and the Proposed Pulawy Separation Plant are not yet in production, CPTK management relied on discounted cash flow analyses as the primary quantitative basis for evaluating the Company’s asset-level value. The Pre-BCA NPVs and the Pre-BCA Amendment NPVs (collectively, the “NPVs”) were each derived from the Pre-BCA Projections and the Pre-BCA Amendment Projections, respectively, which in turn reflected assumptions relating to long-term revenue, cost, production and operations specific to the Company’s two core assets. The NPVs incorporated, among other factors, the expected 18-year Life-of-operations of Songwe Hill, the expected 29-year period of operations at the Proposed Pulawy Separation Plant, forecast MREC production, capital expenditure requirements, operating expenditures covering mining, beneficiation, hydrometallurgy and downstream logistics, separation capacity, and the expected pricing environment for REOs. CPTK management used the NPVs as a consistent baseline because they were prepared from the Projections, which were based on information in reports completed pursuant to established technical reporting or engineering standards, despite such reports’ stated purposes of demonstrating economic viability for mineral resource and reserve estimates or assessing strategic, long-term development pathways for development and construction, as applicable. See “— Certain Unaudited Company Prospective Financial Information” above for more information on how the NPVs were determined.

In assessing appropriate discounts, as specified below, to these NPVs as part of the assessment of the Company’s valuation in the Business Combination Agreement, CPTK management considered the pre-production status of both Songwe Hill and the Proposed Pulawy Separation Plant, the extent of project de-risking achieved as of the dates of entry into the Original Business Combination Agreement and Amendment No. 1 to the BCA, and the permitting progress described in the materials provided, including ESHIA compliance and execution of a mining development agreement with the Government of Malawi, each of which CPTK management viewed as an indicator of meaningful advancement relative to other development-stage peers. CPTK management also evaluated logistical factors such as access to road, rail, deep-water port shipping routes, and utilities relevant to both sites, as well as broader jurisdictional considerations affecting Malawi and Poland. CPTK management also determined execution risk, funding risk, the time required to reach commercial operations, and recent upward trends in NdPr pricing.

With respect to NdPr pricing, CPTK management observed the below table, and noted that, based on pricing data sourced from Reuters, global NdPr prices have trended upwards by approximately 64.8% since July 2025, from an average of $63.99 per kg to $105.45 per kg in February 2026. CPTK management understood that these price increases resulted from impacts on the supply chain of mined Ore and refining capacity caused by changes in the geopolitical relationship between the United States and China.

Based on the foregoing considerations, CPTK management applied percentage discounts to the NPVs using discount magnitudes they deemed consistent with those of development-stage rare earth projects. See “— Comparable Analysis” below for more information on these comparable discount magnitudes.

In connection with CPTK’s entry into the Original Business Combination Agreement, CPTK management summed the Pre-BCA NPVs to generate an integrated net present value of $1.464 billion (the “2023 Integrated NPV”). CPTK management then observed the Pre-BCA Projections and considered the discount factors explained above, and applied a 67% discount (the “Pre-BCA Discount”) to the 2023 Integrated NPV, arriving at a pro forma enterprise value of approximately $487 million for the Company. CPTK management then derived an enterprise valuation of the Company by taking the $487 million pro forma enterprise value and (i) subtracting assumed values of pro forma net debt and Company Shares to be held by CPTK Shareholders, Sponsors, and PIPE investors, and (ii) adding back Company Shares to be held by Conversion Shares to arrive at a Business Combination Agreement enterprise valuation for the Company of $400 million.

In connection with CPTK’s entry into Amendment No. 1 of the BCA, CPTK management observed the 2026 Integrated NPV of $1.04 billion and, based on the same pro forma enterprise valuation of approximately $487 million, observed an implied discount of 53%. When evaluating the updated discount, CPTK management noted that the 2026 Integrated NPV was lower than the 2023 Integrated NPV primarily due to lower forecasted REO pricing. Additionally, CPTK management reviewed the Pre-BCA Amendment Projections, the discount factors explained above, the current public market valuations for the Company’s peers, and recent geopolitical events in the rare earth industry, and concluded that the new implied discount was appropriate and that the enterprise value, and hence the existing Business Combination Agreement enterprise valuation of $400 million, did not need to be adjusted.

In connection with CPTK’s entry into each of the Original Business Combination Agreement and Amendment No. 1 to the BCA, the CPTK Board evaluated the NPVs and the related valuation discounts in the context of market-based benchmarks drawn from comparable development-stage rare earth companies, specifically USA Rare Earth, Inc., Arafura Rare Earths Limited, and Critical Metals Corp., as well as more mature integrated operators such as MP Materials Corp. and Lynas Rare Earths Ltd. Based on these evaluations, the CPTK Board determined that the NPVs and the valuation discounts were appropriate and reasonable in light of the observed net present values and valuation discounts (and, in certain cases, premiums) applicable to peer companies at comparable stages of development, as well as the technical and permitting progress achieved by the Company relative to those peers. Further, in connection with CPTK’s entry into Amendment No. 1 to the BCA, the CPTK Board considered that the Projections from which the NPVs were derived were based on information in technical or engineering reports that were not prepared for valuation purposes, and therefore expected that any valuation in the Business Combination Agreement would reflect a more conservative estimate than the 2026 Integrated NPV when assessing the Company’s long-term value.

Comparable Analysis

The comparable company analysis contained in the valuation analysis reviewed and discussed by the CPTK Board contained public trading market valuations of listed comparable companies across the mining and separation plant spaces, both in development and in production.

The following table includes details regarding the comparable companies’ Enterprise Value, After-Tax NPV, and percentage discount of Enterprise Value to NPV.

(US$ in millions)

Selected Comparable Companies	Pre-BCA					Pre-BCA Amendment
	Enterprise Value		After-Tax NPV		Percentage Discount (-)/ Premium (+) of EV/NPV	Enterprise Value	After-Tax NPV	Percentage Discount (-)/ Premium (+) of EV/NPV
Companies in Development
Arafura Rare Earths Limited	$254(1)		$1,729(1)		(85)%	$740(8)	$1,729(8)	(57)%
Critical Metals Corp.	$338(2)		$2,070(2)		(84)%	$1,531(9)	$2,070(9)	(26)%
USA Rare Earth, Inc.	$1,133(3)		N/A		N/A	$3,042(10)	N/A	N/A

Companies in Production
Lynas Rare Earths Ltd.	$3,192(4)		N/A		N/A	$10,551(11)	N/A	N/A
MP Materials Corp.	$6,271(5)		$2,566(5)		144%	$11,342(12)	$2,566(12)	342%

			High		144%		High	342%
			Low		(85)%		Low	(57)%
			Median		(84)%		Median	(26)%
			Mean		(8)%		Mean	86%

Mkango Rare Earths Limited (Pro Forma, Pre-BCA)	$487	(6)	$1,464	(7)	(67)%
Mkango Rare Earths Limited (Pro Forma, Pre-BCA Amendment)						$487(6)	$1,041(13)	(53)%

____________

(1)      Per Arafura Rare Earths Limited’s company website and Investor Presentation dated May 2025.

(2)      Per Critical Metals Corp.’s registration statement on Form F-3 dated April 21, 2025 and its Investor Presentation dated April 23, 2025.

(3)      Per USA Rare Earth, Inc.’s periodic report on Form 10-Q for the period ended March 31, 2025.

(4)      Per Lynas Rare Earth Ltd.’s company website.

(5)      Per MP Materials Corp.’s periodic report on Form 10-Q for the period ended March 31, 2025.

(6)      Enterprise Value of the Company is calculated by (i) adjusting the Company’s equity valuation of $400 million to $376 million based on current assumptions regarding certain Company debt and cash, (ii) adding $91.4 million at an implied $10 per share with respect to pro forma Company Shares to be held by CPTK Shareholders, Sponsors, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, PIPE investors, and holders of Conversion Shares, in the aggregate, and (iii) adding $16.9 million in pro forma net debt.

(7)      2023 Integrated NPV based on the Pre-BCA NPVs taken into account by the CPTK Board in approving CPTK’s entry into the Original Business Combination Agreement.

(8)      FactSet as of February 2026.

(9)      FactSet as of February 2026 and Form 20-F/A filed on October 15, 2025.

(10)    FactSet as of February 2026 and Form 10-Q filed on November 6, 2025.

(11)    FactSet as of February 2026.

(12)    FactSet as of February 2026.

(13)    2026 Integrated NPV based on the Pre-BCA Amendment NPVs and the underlying Pre-BCA Amendment Projections taken into account by the CPTK Board in approving CPTK’s entry into Amendment No. 1 to the BCA.

The key criteria used to identify the companies referenced for comparative purposes included, among others, the following factors: (i) the stage of development of each company’s rare earth mining or separation operations, (ii) the degree of vertical integration across mining, concentration, separation and downstream processing, and (iii) the scale, quality and expected life of mineral resources and associated production capacity. Among the companies that satisfied one or more of these criteria, the companies reviewed (MP Materials Corp., Lynas Rare Earths Ltd., USA Rare Earth, Inc., Arafura Rare Earths Limited, and Critical Metals Corp.)

were considered appropriate because they (a) operate or are developing rare earth mining and/or separation projects comparable in nature to Songwe Hill and the Proposed Pulawy Separation Plant, (b) possess resource, processing or integration profiles relevant to assessing the Company’s anticipated future position in the rare earth value chain, and (c) represent the range of development stages and business models present among publicly traded rare earth companies, including those that recently underwent closings of de-SPAC transactions. Certain other companies, although active in adjacent materials industries, were excluded because their operating portfolios were more diversified or less directly comparable to the Company’s mine-to-oxide strategy. As noted in the materials reviewed, the integrated operators (such as MP Materials Corp. and Lynas Rare Earths Ltd.) reflected more mature business models, while USA Rare Earth, Inc., Arafura Rare Earths Limited and Critical Metals Corp. were at earlier development stages, and the CPTK Board viewed the Company’s valuation in the Business Combination Agreement, when analyzed against these reference points and discounted from the NPVs, as conservative in light of the discounts or, in some cases, premiums observed among development-stage peers.

Pro Forma Ownership of Company

Upon consummation of the Business Combination, the post-Closing share ownership of Company under (1) the No Redemptions Scenario and (2) the Maximum Redemptions Scenario (assuming redemptions result in a trust account balance of $618,800), excluding the dilutive effect of Public Warrants, Private Warrants, and Earnout Shares would be as follows:

	No Redemptions(1)		Maximum Redemption(2)
Voting Interests in Company	Shares	%	Shares	%
CPTK Shareholders	491,806	1.0%	52,500	0.1%
Sponsors and Anchor Investor	6,650,000	14.0%	6,650,000	14.1%
Convertible Notes Shares(3)	404,500	0.9%	404,500	0.9%
PIPE Investment(4)	2,300,000	4.8%	2,300,000	4.9%
Mkango shareholders(5)	37,593,449	79.2%	37,593,449	80.0%
Total	47,439,755	100.0%	47,000,449	100.0%

Potential sources of dilution:
Public Warrants	9,200,000	14.9%	9,200,000	15.0%
Private Warrants(6)	5,013,333	8.1%	5,013,333	8.2%

____________

(1)      Assumes that no Public Shareholders exercise redemption rights with respect to their Class A Ordinary Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that the Maximum Redemption of Public Shareholders, holding 439,306 Class A Ordinary Shares, will exercise their redemption rights for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025.

(3)      Includes 154,500 shares of Company Shares underlying $750,000 of Convertible Notes and 250,000 shares to be transferred to Convertible Notes investors pursuant to the June 2025 Side Letter, shares to be transferred by CIIG Management III LLC.

(4)      Assumes anticipated shares to be issued for a $23.0 million PIPE Investment. For pro forma purposes the shares to be issued was determined using $10.00 per share.

(5)      Assumes (i) there is $22,541,902 of indebtedness and $21,390 of cash at Mkango and its direct and indirect subsidiaries as of immediately prior to the Effective Time (subject to certain exceptions).

(6)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

Dilution

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	No Redemptions(1)		Maximum Redemption(2)
	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share
CPTK net tangible book value per share as of September 30, 2025 (unadjusted)	7,391,806	$0.11	7,391,806	$0.11
Accretion (Dilution) of CPTK Shareholders assuming the Redemption of Shares	7,391,806	$0.11	6,952,500	$(0.63)
Accretion (Dilution) of CPTK Shareholders assuming the PIPE Investment(3)	9,691,806	$2.46	9,252,500	$2.01
Accretion (Dilution) of CPTK Shareholders assuming CPTK Transaction Expenses(4)	9,691,806	$1.69	9,252,500	$1.21
Accretion (Dilution) of CPTK Shareholders assuming the Exercise of Public Warrants(5)	18,891,806	$0.86	18,452,500	$0.60
Accretion (Dilution) of CPTK Shareholders assuming the Sponsor exercises Private Warrants(6)(7)	23,905,139	$0.68	23,465,833	0.48
Initial offering price of CPTK		$10.00		$10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		$0.68		$0.48
Dilution to non-redeeming shareholders		$(9.32)		$(9.52)

____________

(1)      This scenario assumes that no Class A Ordinary Shares are redeemed, which is a redemptions scenario that could occur.

(2)      This scenario assumes that 439,306 of Class A Ordinary Shares, or 89% of the Public Shares, are redeemed for an aggregate payment of approximately $5.2 million (based on the estimated per-share redemption price of approximately $11.79 per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(3)      Assumes a $23.0 million PIPE Investment issued as Class A Ordinary Shares at $10.00 per share.

(4)      Assumes CPTK’s transaction fees for the Business Combination are approximately $7.483 million.

(5)      Assumes 9,200,000 Public Warrants are exercised at an exercise price of $11.50 per share.

(6)      Assumes 5,013,333 Private Warrants are exercised at an exercise price of $11.50 per share.

(7)      The Maximum Redemptions scenario assumes no Private Warrants are forfeited by the Sponsor.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of CPTK’s 491,806 outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination and (ii) assuming that 439,306 of CPTK’s outstanding shares of Class A Ordinary Shares are redeemed in connection with the Business Combination (the maximum redemption scenario resulting in $618,800 remaining in the trust account). For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

No Redemption

Sources of Funds (in millions)		Uses (in millions)
Company Requisite Shareholder Rollover Equity(1)	$375.9	Company Requisite Shareholder Rollover Equity(1)	$375.9
Proceeds from PIPE Investment(2)	23.0	Cash to Balance Sheet	11.0
Proceeds from Trust Account	5.8	Transaction Expenses(3)	18.5
Convertible Notes(4)	0.8
Total Sources	$405.5	Total Uses	$405.5

____________

(1)      Units issued to Company Requisite Shareholder are at a deemed value of $10.00 per unit. Assumes 37,593,449 of Company Shares issued to Company Requisite Shareholder, which is net of $22,541,902 of indebtedness and $21,390 of cash at the Company, and which is also net of 154,500 shares of Company Requisite Shareholder shares underlying $750,000 of Convertible Notes. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Assumes a $23.0 million PIPE Investment with 2,300,000 Class A Ordinary Shares issued at $10.00 per share.

(3)      Represents an estimated amount inclusive of printing, legal, accounting fees, advisory and other expenses to be paid upon the closing of the Business Combination.

(4)      Represents the issuance of 154,500 in Company Shares for the conversion of the Convertible Notes at a deemed value of $10.00 per share. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Maximum Redemption

Sources of Funds (in millions)		Uses (in millions)
Company Requisite Shareholder Rollover Equity(1)	$375.9	Company Requisite Shareholder Rollover Equity(1)	$375.9
Proceeds from PIPE Investment(2)	23.0	Cash to Balance Sheet	5.8
Proceeds from Trust Account	0.6	Transaction Expenses(3)	18.5
Convertible Notes(4)	0.8
Total Sources	$400.3	Total Uses	$400.3

____________

(1)      Units issued to Company Requisite Shareholder are at a deemed value of $10.00 per unit. Assumes 37,593,449 of Company Shares are issued to Company Requisite Shareholder, which is net of $22,541,902 of indebtedness and $21,390 of cash at the Company and which is also net of 154,500 shares of Company Requisite Holder Company Shares underlying $750,000 of Convertible Notes. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Assumes a $23.0 million PIPE Investment with 2,300,000 Class A Ordinary Shares issued at $10.00 per share.

(3)      Represents an estimated amount inclusive of printing, legal, accounting fees, advisory and other expenses to be paid upon the closing of the Business Combination.

(4)      Represents the issuance of 150,000 in Company Shares for the conversion of the Convertible Notes at a deemed value of $10.00 per share. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

All of the sources and uses above are for illustrative purposes only. Where actual amounts are not known or knowable, the figures above represent the Company’s and CPTK’s good faith estimate of such amounts.

The Business Combination Agreement

This section of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. This summary is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is attached as Annexes A-1 and A-2 hereto and is incorporated by reference into this proxy statement/prospectus. Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

The Business Combination Agreement contains representations and warranties that CPTK, the Company, and Merger Sub, and their respective subsidiaries, as applicable, have made to one another as of specific dates set forth therein. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement. While CPTK and the Company do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about CPTK, the Company, or Merger Sub, and their respective subsidiaries, because they were made as of specific dates, may be intended merely as a risk allocation mechanism among CPTK, the Company, and Merger Sub, and are modified by the disclosure schedules.

The Business Combination; Structure of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub will, in accordance with the applicable provisions of the Cayman Islands Companies Act, merge with and into CPTK with CPTK being the surviving entity of the Merger and a wholly-owned subsidiary of the Company.

The Merger is to become effective when the Plan of Merger is filed with and registered by the registrar of companies of the Cayman Islands (the “Registrar of Companies”) or at such later date and time as is agreed between the parties to the Business Combination Agreement and specified in the Plan of Merger and accepted by the Registrar of Companies, in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Islands Companies Act and mutually agreed by the parties to the Business Combination Agreement. Following the registration of the Plan of Merger with the Registrar of Companies, a certificate of merger will be issued by the Registrar of Companies as evidence of compliance with all statutory requirements. The parties to the Business Combination Agreement will hold the Closing within three (3) Business Days of the first date on which all conditions set forth in Article IX of the Business Combination Agreement are required to be satisfied on or prior to the Closing are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by CPTK and the Company in writing.

Consideration; Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration to be paid to the Company Requisite Shareholder at Closing is (a) $400.0 million, minus (b) the indebtedness of the Companies on a consolidated basis at Closing, plus (c) all cash and cash equivalents of the Companies on a consolidated basis at Closing, plus (d) the Transaction Expenses Cap Excess, if any. The consideration will be paid entirely in stock, comprised of newly issued Company Shares, at a price of $10.00 per ordinary share.

At the Effective Time, each Company Share that is issued and outstanding immediately prior to the Effective Time will be divided into such larger number of Company Shares of the same class as results from multiplying the Company Share by the Exchange Ratio in accordance with the terms of the Business Combination Agreement.

As a result of the Merger, (a) each outstanding share of SPAC Ordinary Shares will be cancelled in exchange for the right to receive one Company Share, and (b) each outstanding SPAC Warrant will become exercisable for one Company Share on the same terms and conditions.

Exclusivity

From the date of the Business Combination Agreement and ending on the earlier of (a) the Closing and (b) the valid termination of the Business Combination, the Companies will not and will cause their affiliates and their respective representative not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss, or negotiate, directly or indirectly, any inquiry, proposal, or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement, or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (as defined in the Business Combination Agreement) to do or seek to do any of the foregoing. The Company Requisite Shareholder will, and will cause its affiliates, the Companies, and its and their respective representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal. The Companies will notify CPTK of any submissions, proposals, or offers made with respect to a Company Acquisition Proposal and provide copies of any such submissions, proposals, or offers to CPTK, as soon as practicable following the Companies’ awareness thereof (but no later than two (2) Business Days following the applicable Companies’ receipt thereof).

Representations and Warranties

The Business Combination Agreement contains customary representations, warranties, and covenants of the Companies and CPTK relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The representations and warranties of CPTK and the Companies will not survive the Closing, and the Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

The Business Combination Agreement contains representations and warranties made by the Companies and their subsidiaries to CPTK relating to a number of matters, including the following:

•        organization, good standing, corporate power, and qualification to do business;

•        subsidiaries;

•        capitalization;

•        authority to enter into the Business Combination Agreement;

•        no conflicts and consents;

•        compliance with laws and permits;

•        taxes;

•        financial statements;

•        absence of certain changes;

•        absence of litigation;

•        liabilities;

•        material contracts and commitments;

•        real property and title;

•        intellectual property, IT systems, and data protection;

•        labor and employment matters;

•        employee benefits;

•        brokers;

•        proxy and registration statement;

•        environmental matters;

•        insurance;

•        company related parties;

•        mining real property, mining rights, and operations; and

•        exclusivity of the representations and warranties.

The Business Combination Agreement contains representations and warranties made by Merger Sub to CPTK relating to a number of matters, including the following:

•        organization, good standing, corporate power, and qualification to do business;

•        capitalization and voting rights;

•        corporate structure and subsidiaries;

•        authority to enter into the Business Combination Agreement;

•        no conflicts and consents;

•        absence of certain changes;

•        absence of litigation;

•        brokers;

•        proxy and registration statement; and

•        no prior operations of the Company and Merger Sub.

The Business Combination Agreement contains representations and warranties made by CPTK to the Companies relating to a number of matters, including the following:

•        organization, good standing, corporate power, and qualification to do business;

•        capitalization and voting rights;

•        corporate structure and subsidiaries;

•        authority to enter into the Business Combination Agreement;

•        no conflicts and consents;

•        taxes;

•        financial statements;

•        absence of certain changes;

•        absence of litigation;

•        brokers;

•        proxy and registration statement;

•        SEC filings;

•        the Trust Account;

•        Investment Company Act, JOBS Act;

•        certain business activities;

•        registration and listing of Class A Ordinary Shares, SPAC Public Warrants, and SPAC Units;

•        related parties;

•        material contracts;

•        deferred underwriting fee waivers; and

•        exclusivity of the representations and warranties.

Covenants of the Parties

The Companies have agreed that, prior to the Closing or the earlier termination of the Business Combination Agreement, they will, and they will cause their respective subsidiaries to, use reasonable best efforts to conduct their business, and cause their subsidiaries to conduct their respective businesses, in all material respects in the ordinary course of business and in accordance with applicable law, use commercially reasonable efforts to preserve their business, assets, and material operational relationships in all material respects with the suppliers and customers of any of the Companies or their subsidiaries.

In addition to the general covenants above, each of the Companies have agreed that from the date of the Business Combination Agreement through the earlier of the Closing or valid termination of the Business Combination Agreement subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of CPTK (which may not be unreasonably conditioned, withheld or delayed):

•        amend their articles of incorporation or other organizational documents (whether by merger, consolidation, amalgamation or otherwise);

•        liquidate, dissolve, reorganize, or otherwise wind-up its business or operations, or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification, or similar change in capitalization, or other reorganization;

•        set aside, make or declare any dividend or other distribution (whether in cash, shares, equity securities or property) or redeem, purchase, or otherwise acquire any of the equity securities of the Companies or their subsidiaries;

•        other than (x) in the ordinary course, incur, assume, guarantee, repurchase, or otherwise become liable for any indebtedness, or issue or sell any debt securities or options, warrants, or other rights to acquire debt securities;

•        other than in connection with any interim financing of the Company, transfer, issue, sell, grant, pledge, place any encumbrance on, or otherwise dispose of (i) any of the equity securities of the Companies or their subsidiaries, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements, or commitment obligations of the Companies or any of their subsidiaries to purchase or obtain any equity securities of the Companies or their subsidiaries;

•        sell, lease, sublease, license, transfer, abandon, allow to lapse, impose any encumbrance upon, or otherwise dispose of any Company Intellectual Property or material property or assets, in any single transaction or series of related transactions, except for (i) transactions pursuant to contracts entered into in the ordinary course or (ii) dispositions of obsolete, surplus, or worn out assets that are no longer useful in the conduct of the business of the Companies or its subsidiaries in the ordinary course;

•        merge, consolidate, or amalgamate with or into any Person;

•        make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of $250,000 in the aggregate and so long as no additional disclosure would be required in the proxy/registration statement and no additional financial information would be required to be included in the proxy/registration statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act;

•        settle any action by any governmental authority or any other third party material to the business of the Company and its subsidiaries taken as a whole;

•        (i) split, combine, subdivide, adjust, recapitalize, reclassify, or otherwise effect any change in respect of any of its equity securities, except for any such transaction by a wholly-owned subsidiary of the Company that remains a wholly-owned subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of the equity securities of the Companies or their subsidiaries, or (iii) amend any term or alter any rights of any of their outstanding equity securities;

•        authorize, make, or incur any capital expenditures or obligations or liabilities in connection therewith, in excess of $250,000 in the aggregate, other than (i) maintenance in the ordinary course or (ii) in accordance with the capital expenditures budget of the Companies for calendar year 2025 as set forth in the disclosure schedules of the Business Combination Agreement;

•        except in the ordinary course, enter into or amend any material contract of the Companies, or extend, transfer, terminate, or waive any right or entitlement of material value under any material contract of the Companies;

•        except in the ordinary course, voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any material permit;

•        make any material change in its accounting principles or methods unless required by IFRS or applicable laws;

•        except in the ordinary course or as otherwise required by applicable laws, (i) make, change, or revoke any material election in respect of taxes, (ii) adopt or change any material tax accounting method, (iii) amend any material tax return, (iv) enter into any material tax closing agreement, (v) settle or compromise any material tax claim, action, or assessment or any material tax liability, (vi) surrender any right to claim a refund of material taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, (viii) fail to pay any tax that became due and payable (including estimated tax payments), (ix) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement, or similar contract (other than customary commercial contracts the primary purpose of which is not related to the sharing of taxes), or (x) change its jurisdiction of tax residency;

•        take any action or fail to take any action that reasonably likely to cause the Business Combination to fail to qualify for the intended tax treatment;

•        except in the ordinary course, (i) increase the compensation or benefits payable or provided, or to become payable or provided to, any current or former directors, officers, employee, individual consultant, or other individual service provider of any Companies whose annual base compensation exceeds $250,000 (or the local equivalent thereof), (ii) pay, announce, or grant any cash or equity or equity-based incentive awards, bonuses, transaction, retention, severance, or other additional compensation or benefits to any current or former directors, officers, employee, individual consultant, or other individual service provider of the Companies or their subsidiaries, or (iii) take any action to accelerate the time of payment, vesting, or funding of any compensation or benefits or increase in the benefits or compensation provided under any benefit plan or otherwise due to any of its current or former employees, directors, officers, individual consultants, or other individual service providers of the Companies or their subsidiaries;

•        make any loans or advance or contribute any money or other property to any Person, other than (a) advances in the ordinary course to employees or officers of any of the Companies for expenses (b) prepayments and deposits paid to suppliers of any of the Companies in the ordinary course, or (c) trade credit extended to customers of any of the Companies in the ordinary course;

•        amend, modify, or terminate any benefit plan or adopt, establish, or enter into a new benefit plan (or any plan, program, agreement or other arrangement that would be a benefit plan if in effect as of the date of the Business Combination Agreement), except as required under applicable law or in connection with annual renewals for benefit plans that are health and welfare programs in the ordinary course;

•        waive or release any non-competition, non-solicitation or non-disparagement obligation of any current or former director, officer, or employee of any of the Companies or its subsidiaries;

•        (i) modify, extend, amend, negotiate, terminate, or enter into any collective bargaining agreement or other contract with any union or (ii) recognize or certify any union or group of employees as the bargaining representative for any employees of any of the Companies or its subsidiaries;

•        implement or announce any plant closing, group layoff of employees, reduction-in-force, furlough, or similar action, in each case triggering advance notice requirement (or payment in lieu thereof) under any applicable law; or

•        enter into any agreement or otherwise make a commitment to do any of the foregoing.

CPTK agreed that, prior to the Closing or the earlier termination of the Business Combination Agreement, the business of CPTK will be conducted in the ordinary course of business. From the date of the Business Combination Agreement through Closing, CPTK has also agreed to use reasonable best efforts to ensure SPAC remains listed as a public company on the OTC Markets.

In addition, CPTK has agreed that prior to the Closing or the earlier termination of the Business Combination Agreement, subject to specified exceptions, it will not, without the written consent of the Company (which may not be unreasonably withheld, conditioned, or delayed):

•        (i) seek any approval from SPAC Shareholders to change, modify, or amend the Trust Agreement or the SPAC Charter, except as contemplated by the Proposals or (ii) change, modify, or amend the Trust Agreement or its organizational documents, except as expressly contemplated by the Proposals;

•        (i) set aside, make, or declare any dividend or other distribution to SPAC Shareholders (whether in cash, shares, equity securities, or property), (ii) split, combine, reclassify, or otherwise amend any terms of any shares or series of its capital stock or equity securities or (iii) purchase, repurchase, redeem, or otherwise acquire any of its issued and outstanding share capital, warrants, or other equity securities, other than a redemption of shares of Class A Ordinary Shares in connection with the exercise of any Public Shareholder Redemption Right by any Public Shareholder;

•        merge, consolidate, or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other person;

•        except in the ordinary course or as otherwise required by applicable laws, (i) make, change, or revoke any material election in respect of taxes, (ii) adopt or change any material tax accounting method, (iii) amend any material tax return, (iv) enter into any material tax closing agreement, (v) settle or compromise any material tax claim, action, or assessment or any material tax liability, (vi) surrender any right to claim a refund of material taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, (viii) fail to pay any tax that became due and payable (including estimated tax payments); (ix) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement, or similar contract (other than customary commercial contracts the primary purpose of which is not related to the sharing of taxes), or (x) change its jurisdiction of tax residency;

•        take any action or fail to take any action that would reasonably be expected to prevent the Transactions from qualifying for the intended tax treatment;

•        enter into, renew, or amend in any material respect, any transaction or material contracts of the SPAC, except for material contracts entered into in the ordinary course;

•        incur, guarantee, or otherwise become liable for any Indebtedness or other material liability, other than CPTK’s working capital loans;

•        make any change in its accounting principles or methods unless required by U.S. GAAP or applicable Laws;

•        other than in connection with CPTK’s working capital loans or the Permitted Financing Agreements, (x) issue any equity securities or (y) grant any options, warrants, or other equity-based awards;

•        settle or agree to settle any action before any governmental authority or that imposes injunctive or other non-monetary relief on SPAC;

•        form any subsidiary;

•        liquidate, dissolve, reorganize, or otherwise wind-up the business and operations of SPAC; or

•        enter into any agreement or otherwise make a commitment to do any of the foregoing.

Material Adverse Effect

Company Material Adverse Effect

Pursuant to the Business Combination Agreement: Company Material Adverse Effect means any event (other than the events set forth in the disclosure letter of the Company for the Business Combination Agreement which are described therein as being excluded from the “Company Material Adverse Effect”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets and liabilities, results of operations, cash flows, or financial condition of the Companies and their subsidiaries, taken as a whole or (ii) would prevent the Companies or their subsidiaries from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change in applicable laws or IFRS or any interpretation thereof following the date of the Business Combination Agreement, (b) any change in interest rates or economic, political, business, or financial market conditions generally, (c) the taking or refraining from taking, as respectively applicable, of any action (1) expressly required to be taken or refrained from being taken, as respectively applicable, under the Transaction Documents so as not to constitute a breach of the Business Combination Agreement or any Transaction Document, (2) which CPTK has requested in writing, or (3) to which CPTK has consented in writing, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, or similar occurrences), epidemic or pandemic, acts of nature, or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national, or international political conditions, riots, or insurrections, (f) any failure in and of itself of the Companies and their subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any events generally applicable to the industries or markets in which the Companies and their subsidiaries operate, or (h) the announcement or consummation of the Business Combination Agreement or the Transactions, including any termination of, reduction in, or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Companies’ or their subsidiaries’ relationships, contractual or otherwise, with any governmental authority, third parties, or other person; provided, however, that in the case of each of clauses (b), (d), (e), and (g), any such event to the extent it disproportionately affects the Companies and their subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

CPTK Material Adverse Effect

Pursuant to the Business Combination Agreement: SPAC Material Adverse Effect means any event that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and liabilities, results of operations, or financial condition of CPTK or (ii) would prevent CPTK from consummating the Business Combination; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable laws or U.S. GAAP or any interpretation thereof following the date of the Business Combination Agreement, (b) any change in interest rates or economic, political, business, or financial market conditions generally, (c) the taking or refraining from taking, as respectively applicable, of any action (1) expressly required to be taken or refrained from being taken, as respectively applicable, under the Transaction Documents so as not to constitute a breach of the Business Combination Agreement or any Transaction Document, (2) which the Companies have requested in writing, or (3) to which the Companies have consented in writing, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, or similar occurrences), epidemic or pandemic, acts of nature, or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national, or international political conditions, riots, or insurrections, (f) any Events that are cured by CPTK prior to the Closing, (g) the announcement or consummation of the Business Combination Agreement or the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on CPTK’s relationships, contractual or otherwise, with any Governmental Authority, third parties, or other Person, (h) the number of Public Shareholders who exercise, or who have exercised, their Redemption Right or the failure to obtain SPAC Shareholders’ Approval, (i) any Events generally applicable to publicly traded special purpose acquisition companies, or (j) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares, or Public Warrants (provided that the underlying causes of such changes referred to in this clause (j) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition); provided, however, that in the case of each of clauses (b), (d), (e) and (i), any such Event to the extent it disproportionately affects CPTK relative to other publicly traded special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to have, a SPAC Material Adverse Effect. Notwithstanding the foregoing, with respect to CPTK, the number of Public Shareholders who exercise their Redemption Right or the failure to obtain SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect.

Board of Directors and Officers

Pursuant to the Business Combination Agreement: immediately following the Effective Time, the Company Board will consist of (i) one (1) director designated in writing by CPTK, reasonably acceptable to the Company and qualifying as an independent director, and (ii) up to six other directors designated in writing by the Company, after consultation with CPTK. The Company Board as of immediately following the Effective Time will comply with Nasdaq rules and will be divided into three (3) classes of directors with staggered terms]. The composition of such classes and the committee membership of the directors will be determined by the Company. The management team of the Company as of immediately following the Effective Time will consist solely of the Company’s current management team.

Closing and Conditions to the Closing

Conditions to the Obligations of Each Party

The obligations of the Companies and CPTK to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)     Each of the SPAC Shareholders’ Approval, the Company Requisite Shareholder’s approval and the Merger Sub shareholder’s approval shall have been obtained;

(b)    The registration statement of which this proxy statement/prospectus is a part shall have become effective and no stop order suspending the effectiveness of the same shall have been issued and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC and not withdrawn;

(c)     The Company’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, the Company shall satisfy any applicable listing requirements of Nasdaq;

(d)    No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or governmental order that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing (any of the foregoing, a “Restraint”), other than any such Restraint that is immaterial;

(e)     Any required regulatory approvals shall have been obtained; and

(f)     Each of the Transaction Documents shall have been duly executed and delivered.

Conditions to the Obligations of CPTK

The obligation of CPTK to consummate the Business Combination is subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)     the representations and warranties of the Companies contained in the sections of the Business Combination Agreement titled “Organization, Good Standing and Qualification;” “Subsidiaries;” “Capitalization of the Company;” “Capitalization of Subsidiaries;” “Authorization;” “Brokers;” and of Merger Sub, contained in the sections titled “Organization, Good Standing, Corporate Power and Qualification;” “Capitalization and Voting Rights;” and “Business Activities” that are (i) qualified by materiality, “material” or “Company Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (ii) not qualified by materiality, “material” or “Company Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (i) and (ii), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date). Each of the representations and warranties of the Companies contained in Article III of the Business Combination Agreement and of Merger Sub contained in Article V (other than the above listed representations and warranties), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or a Merger Sub Material Adverse Effect (as defined in the Business Combination Agreement), as applicable;

(b)    each of the covenants of the Companies to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(c)     the Corporate Reorganization and the Share Split shall have been completed;

(d)    the Company shall have obtained and delivered to CPTK evidence of a fully-paid D&O Tail with respect to SPAC’s directors and officers prior to the Closing, which D&O Tail will be bound and fully effective upon the Closing without any further action of any party;

(e)     since the date of the Business Combination Agreement, no Company Material Adverse Effect or Merger Sub Material Adverse Effect (as defined in the Business Combination Agreement), as applicable, shall have occurred which is continuing and uncured;

(f)     as of immediately prior to the Effective Time, none of the Companies shall be in bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings; and

(g)    the Companies shall have delivered to CPTK a certificate, signed by authorized officers or directors of the Companies and Merger Sub, dated as of the Closing Date, certifying the conditions set forth in (a) and (b) above have been fulfilled.

Conditions to the Obligations of the Company and Merger Sub

The obligations of the Companies to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)     the representations and warranties of CPTK contained in the sections of the Business Combination Agreement titled “Organization, Good Standing, Corporate Power and Qualification;” “Capitalization and Voting Rights;” “Corporate Structure; Subsidiaries;” “Authorization;” “Brokers;” and “Business Activities;” that are that are (i) qualified by materiality, “material,” “SPAC Material Adverse Effect,” or any similar limitation, shall be true and correct in all respects, and (ii) not qualified by materiality, “material,” “SPAC Material Adverse Effect,” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (i) and (ii), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date). Each of the representations and warranties of CPTK contained in Article IV of the Business Combination Agreement (other than the above listed representations and warranties), shall be true and correct (without giving any effect to any limitation as to “materiality,” “SPAC Material Adverse Effect,” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect;

(b)    each of the covenants of CPTK to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(c)     CPTK shall deliver or cause to be delivered to the Companies a certificate signed by an authorized officer of CPTK, dated as of the Closing Date, certifying that the conditions specified in (a) and (b) above have been fulfilled; and

(d)    CPTK shall have delivered a duly executed copy of the Deferred Underwriting Waiver (as defined in the Business Combination Agreement);

(e)     CPTK shall have delivered a secretary’s certificate regarding board resolutions; and

(f)     Available Net SPAC Cash shall be not less than $5,000,000.

Termination

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Business Combination and the Transactions may be abandoned at any time prior to the Effective Time, as follows:

(a)     by mutual written consent of CPTK and the Company;

(b)    by either the Company or CPTK if the Closing has not occurred by March 11, 2026; provided that the right to terminate the Business Combination Agreement pursuant to this termination right will not be available to any party whose breach of the Business Combination Agreement primarily caused or resulted in the failure of the Transactions to be consummated by such time;

(c)     by either the Company or CPTK if any governmental authority has enacted, issued, promulgated, enforced, or entered any governmental order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d)    by either the Company or CPTK if the CPTK Shareholders’ Approval has not been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting; provided that such termination right shall not be exercisable by CPTK if CPTK has materially breached certain of its obligations under the Business Combination Agreement;

(e)     by CPTK if the approval by the Company Requisite Shareholder has not been obtained;

(f)     by CPTK if the Companies fail to deliver either of a Regulation S-K 1300 compliant technical report summary or the Company’s 2024 and 2023 audited financial statements to CPTK on or before September 30, 2025;

(g)    by CPTK if: (i) any of the Companies or its subsidiaries enters into bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings or (ii) a liquidator, administrator, restructuring officer, or similar person is appointed on behalf of any of the Companies, in each case under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, or reorganization laws;

(h)    by either the Company or CPTK upon a breach of any representation, warranty, covenant or agreement on the part of the other in the Business Combination Agreement or in any other agreements relating to the Transactions, such that the closing conditions of the Business Combination Agreement would not be satisfied at the relevant Closing Date, and such breach is not cured within thirty (30) days following receipt of a written notice of such breach; or

(i)     by the Company or CPTK if the F-4 Note Closing (as defined in the Note Purchase Agreement) is not consummated in accordance with the terms of the Note Purchase Agreement.

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of the Companies or CPTK, as the case may be, for fraud or for any willful and material breach of the Business Combination Agreement occurring prior to such termination.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no termination fee payable or any other liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach or fraud.

Amendment; Waiver and Extension of the Business Combination Agreement

Amendment

The Business Combination Agreement may be amended or modified in whole or in part prior to the Effective Time, only by a duly authorized agreement in writing in the same manner as the Business Combination Agreement, which makes reference to the Business Combination Agreement and which shall be executed by CPTK and the Company, on behalf of the Companies; provided, however, that after the Company Requisite Shareholder’s approval or the SPAC Shareholders’ Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the Company Shareholders or the SPAC Shareholders, respectively, without such approval having been obtained. The approval of the Business Combination Agreement by the shareholders of any of the parties shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the parties to terminate the Business Combination Agreement in accordance with the relevant section therein or to cause such party to enter into an amendment to the Business Combination Agreement pursuant to the relevant section therein.

Waiver

Any party to the Business Combination Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Transaction Documents or (c) subject to requirements of applicable law, waive compliance by the other parties hereto with any of the agreements or conditions contained in the Business Combination Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Expenses

If the Closing occurs, the Company shall pay, or cause to be paid, the accrued and unpaid SPAC Transaction Expenses and the accrued and unpaid Company Transaction Expenses. If the Business Combination and the other Transactions are not consummated, each party hereto shall be responsible for and pay its own expenses incurred in connection with the Business Combination Agreement, the Transaction Documents, and the Transactions, including all fees of its legal counsel, financial advisors, and accountants, except that CPTK and the Companies as a group shall each pay one-half of all filing fees in connection with regulatory filings and the proxy/registration statement. For the avoidance of doubt, any payments to be made (or caused to be made) by CPTK shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account. Further, if at the Closing there is a SPAC Transaction Expenses Cap Excess, CPTK shall cause the Sponsor to, in connection with the payment of the SPAC Transaction Expenses in accordance with the Business Combination Agreement on the Closing Date, either pay the SPAC Transaction Expenses Cap Excess in cash at Closing or irrevocably forfeit and surrender to CPTK for no consideration a number of shares of Class A Ordinary Shares or Class B Ordinary Shares equal to the quotient of (x) the amount of the SPAC Transaction Expenses Cap Excess divided by (y) $10.00. CPTK shall cause the Sponsor to take any other action reasonably requested by the Company to evidence the forfeiture and surrender of such shares.

Governing Law; Consent to Jurisdiction

The Business Combination Agreement, and any claim or cause of action hereunder based upon, arising out of or related to the Business Combination Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of the Business Combination Agreement, shall be governed by and construed in accordance with the laws of the State of New York. However, the following matters will be governed by the laws of the Cayman Islands: (a) the Merger and (b) following the Merger, (x) the vesting of the rights and the property of every description including choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts, and liabilities of Merger Sub and SPAC in the Company and (y) the cancellation of the shares, the rights provided in Section 238 of the Cayman Islands Companies Act, the fiduciary or other duties of the CPTK Board and the board of directors of Merger Sub, and the internal corporate affairs of the SPAC.

The parties to the Business Combination Agreement consent to be submitted to the exclusive jurisdiction of the state or federal courts of the State of New York.

Enforcement

Pursuant to the Business Combination Agreement: all parties thereto agree that irreparable damage would occur in the event that any of the provisions of the Business Combination Agreement or the other transaction documents were not fully or timely performed in accordance with their specific terms or were otherwise breached. The parties thereto agree that (a) each party thereto shall be entitled to an injunction or injunctions to prevent breaches of the Business Combination Agreement or the other Transaction Documents and to specific enforcement of the terms and provisions of the Business Combination Agreement and the other Transaction Documents, in addition to any other remedy to which any party is entitled at law or in equity and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the parties hereto would have entered into the Business Combination Agreement. In the event that any Action shall be brought in equity to enforce the provisions of the Business Combination Agreement or the other Transaction Documents, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party hereby also waives any requirement for the securing or posting of any bond in connection therewith.

Non-Recourse

The Business Combination Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to the Business Combination Agreement may only be brought against, the persons that are expressly named as parties thereto and then only with respect to the specific obligations set forth therein with respect to such party. Except to the extent a party thereto (and then only to the extent of the specific obligations undertaken by such party to the Business Combination Agreement), (i) no past, present, or future director, officer, employee, incorporator, member, partner, shareholder, shareholder, affiliate, agent, attorney, advisor, or other representative of any party thereto and (ii) no past, present, or future director, officer, employee, incorporator, member, partner, shareholder, shareholder, affiliate, agent, attorney, advisor, or other representative of any of the foregoing shall have any liability (whether in contract, tort, equity, or otherwise) for any one or more of the representations, warranties, covenants, agreements, or other obligations or liabilities of any one or more of the Group Companies or CPTK under the Business Combination Agreement of or for any claim based on, arising out of, or related to the Business Combination Agreement.

Non-Survival of Representations, Warranties and Covenants

Except in the case of claims against a person in respect of such person’s fraud, the representations, warranties, covenants, obligations, or other agreements in the Business Combination Agreement or in any certificate (including confirmations therein), statement, or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements, and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in the Business Combination Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (b) those under Article XI of the Business Combination Agreement.

Certain Agreements Related to the Business Combination

Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company Requisite Shareholder, CPTK, and the Companies entered into the Shareholder Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Company Requisite Shareholder agreed to (a) vote all Company Shares held by the Company Requisite Shareholder in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) adopt prior to the Closing a written resolution approving the Business Combination Agreement and the other transaction documents and approving the Business Combination and other Transactions and adopting the Company Organizational Documents to be in effect as of the Closing, (c) take all actions reasonably necessary to consummate the Transactions, and (d) not transfer any Company Shares held by the Company Requisite Shareholder, subject to certain exceptions, including agreeing not to commence or support any claim challenging the Transactions or alleging a breach of fiduciary duty in connection therewith.

Sponsor Support Agreement

The Sponsor, the Companies, CPTK, and certain shareholders of CPTK named therein, have executed the Sponsor Support Agreement, pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor and certain other shareholders of CPTK have agreed to (a) vote all of their SPAC Ordinary Shares in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or the failure of any closing conditions of the Business Combination Agreement, (b) not demand redemption of, or otherwise seek to exercise any right to redeem, their SPAC Ordinary Shares and not commence or participate in any class action or similar claim relating to the Transactions, (c) take all actions reasonably necessary to consummate the Transactions, and (d) not transfer or redeem any SPAC Ordinary Shares held by them prior to Closing, subject to certain exceptions.

Sponsor Earnout Shares

Pursuant to the Sponsor Support Agreement, the Sponsor also agreed to subject a number of Company Shares that it will receive in the Business Combination as consideration for its SPAC Ordinary Shares as non-accrued “Sponsor Earnout Shares” subject to certain accrual and potential forfeiture restrictions as set forth therein. Fifty percent (50%) of the Sponsor Earnout Shares will accrue on the first date on which the closing price of Company Shares as reported on Nasdaq (or the exchange on which the Company Shares are then listed) is greater than $12.00 per share for any 20 trading days within a consecutive 30-trading day period. The remaining 50% of the Sponsor Earnout Shares will accrue on the first date on which the closing price of Company Shares as reported on Nasdaq (or the exchange on which the Company Shares are then listed) is greater than $14.00 per share for any 20 trading days within a consecutive 30-trading day period. Upon the occurrence of a Change of Control (as defined in the Sponsor Support Agreement) of the Company during the Sponsor Earnout Period in which the consideration payable in respect of the Company Shares equals or exceeds the price thresholds described in the immediately preceding two sentences, the accrual requirements described in the immediately preceding two sentences will be deemed to have been satisfied and accrual of the Sponsor Earnout Shares will be accelerated. Any non-accrued Sponsor Earnout Shares will automatically be forfeited for no consideration if the Sponsor Earnout Shares have not accrued prior to the end of the Sponsor Earnout Period.

Registration Rights and Lock-up Agreement

At Closing, the Company, the Initial Shareholders, and the Company Shareholders will enter into the Registration Rights and Lock-up Agreement, pursuant to which, among other things, effective upon the Closing, the Company will grant the Holders customary demand and piggyback registration rights and the Holders will agree for a period of up to 12 months after Closing not to transfer any equity in the Company acquired by such person in connection with the Business Combination, subject to certain exceptions. Pursuant to the Registration Rights and Lock-up Agreement, the Company will undertake to, within fifteen (15) Business Days after the Closing

Date, file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the following securities held by the Holders and to use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the initial filing thereof, but in no event later than 10 calendar days after the SEC notifies the Company that the SEC will not review the Resale Registration Statement or that the Resale Registration Statement will not be subject to further review and comment, (a) Company Warrants converted from Private Warrants (including any Company Shares issuable upon the exercise of any such warrants); (b) any outstanding Company Shares or any other equity security (including Company Shares issued or issuable upon the exercise, exchange, or conversion of any other equity security) of the Company held by a Holder as of the date of the Registration Rights and Lock-up Agreement; (c) any Company Warrants converted from SPAC Warrants (including the Company Shares issued or issuable upon the exercise, exchange, or conversion of any such equity security) issuable upon conversion of any working capital loans made to SPAC by the Sponsor, an affiliate of the Sponsor, or any of SPAC’s officers or directors, if applicable; and (d) any other equity security of the Company issued or issuable with respect to any such Company Shares by way of a stock/share dividend or stock/share split or in connection with a combination of shares, recapitalization, merger, consolidation, or reorganization. In certain circumstances, the Holders can demand underwritten offerings and will be entitled to certain customary piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights and Lock-up Agreement, provided, that the Company is not obligated to effect more than an aggregate of three (3) underwritten offerings and is not obligated to effect an underwritten offering within 90 calendar days after the closing of an underwritten offering.

Pursuant to the Registration Rights and Lock-Up Agreement, each Holder agrees to, among other things, not directly or indirectly, tender, transfer, grant, assign, offer, sell, contract to sell, hypothecate, pledge, make any short sale, or otherwise dispose of (including by gift, tender or exchange offer, merger, or operation of law), encumber, hedge, or utilize a derivative to transfer in the economic interest in any equity in the Company acquired by such person acquired by such person in connection with the Business Combination (such securities, the “Lock-up Shares”), without the prior written consent of the Company Board (subject to certain exceptions, including but not limited to, in the case of the Listed Company Individual Holder (as defined in the Registration Rights and Lock-up Agreement), transfers pledged in a bona fide transaction to third parties as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and such Holder and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of such Holder, provided that such pledgee or other party will not foreclose on the Lock-up Shares during the Lock-up Period) during the period commencing on the Closing Date and ending on the earliest of: (i) the date falling 12 months after the Closing Date, and (ii) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange, or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Company Shares for cash, securities, or other property; provided that (x) 50% of the Company Shares shall be released on such date on which the last reported sale price of the Company Shares equals or exceeds $12.50 per the Company Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date; and (y) the other 50% of the Company Shares shall be released on the date on which the last reported sale price of the Company Shares equals or exceeds $15.00 per the Company Share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing Date.

It is expected that up to an aggregate of 61,653,088 Company Shares will be entitled to registration pursuant to the Registration Rights and Lock Up Agreement, which consist of the following: (a) up to 6,650,000 Company Shares upon conversion at Closing, on a one to one ratio, of the outstanding shares of Class B Ordinary Shares held by the Sponsor and certain members of the CPTK Board and subsequent transferees inclusive of any Sponsor Earnout Shares; (b) up to 14,213,333 Company Shares issuable upon exercise of the 14,213,333 Company Warrants that will be outstanding upon conversion at Closing, on a one to one ratio, consisting of the outstanding 9,200,000 Public Warrants and the 5,013,333 Private Warrants and upon exercise of the up to [      ] Company Warrants into which the outstanding balance of the Sponsor’s working capital loan may be converted; (c) up to 37,593,449 Company Shares issued at Closing to the Company Requisite Shareholder as consideration in the Business Combination, assuming (i) $22.54 million of outstanding indebtedness of the Company on a consolidated basis at Closing, (ii) $0.02 million of cash and cash equivalents of the Company on a consolidated basis at Closing, and (iii) no filing fees are paid by the Company in connection with the proxy statement/prospectus, (d) up to 491,806 Company Shares issued at Closing to CPTK Shareholders, (e) up to 2,300,000 Company Shares issued to PIPE investors, and (f) up to 404,500 Company Shares issued to Convertible Note investors.

Company Warrant Amendment

At Closing, the Company, CPTK, and Continental will enter into the Warrant Assumption Agreement. Such agreement will amend the SPAC Warrant Agreement, as CPTK will assign all its rights, title, and interest in the SPAC Warrant Agreement to the Company. Pursuant to the Warrant Assumption Agreement, the SPAC Warrants will no longer be exercisable for shares of Class A Ordinary Shares, but instead will be exercisable for Company Shares on substantially the same terms that were in effect prior to the Effective Time under the terms of the SPAC Warrant Agreement. For a more detailed description of the terms of the Company Warrant Agreement, see “Description of the Company’s Securities.”

Note Purchase Agreement

On June 2, 2025, the Company entered into a Note Purchase Agreement with the Sponsor and an affiliate of the Co-Sponsor (the “Investors”) pursuant to which the Company agreed to issue and sell, and the Affiliate of the Co-Sponsor and the Sponsor agreed to purchase, a convertible promissory note in the aggregate principal amount of $500,000 and a convertible promissory note in the aggregate principal amount of $250,000, respectively (the “F-4 Note” and together, the “Notes”). The Notes are intended to provide financing for general working capital and expenses related to the Business Combination.

Pursuant to the Note Purchase Agreement, the closing for the BCA Note occurred following the execution of the Business Combination Agreement on July 2, 2025, and the closing of the F-4 Note occurred upon the confidential submission with the SEC of this registration statement of which this proxy statement/prospectus is a part. At each closing, the Company delivered the applicable Note to the Investor, and the Investor funded the purchase price.

The Notes accrue interest at 12% per annum, with 9% payable in kind and 3% in cash. Each Note matures approximately one year after issuance and ranks senior to any indebtedness owed to Mkango Resources Ltd. Upon the Business Combination, the Notes will convert into Company Shares at a conversion price of $5.00 per share, subject to certain ownership limits. If the Business Combination satisfies certain cash conditions, Investors may elect a partial cash-out option combined with a share issuance. The issuance of the shares pursuant to the conversion of the Notes is registered on this registration statement of which this proxy statement/prospectus is a part. In a dissolution event, Investors receive the greater of (i) principal plus accrued interest or (ii) the amount payable if converted immediately prior to dissolution.

The Note Purchase Agreement contains customary representations and warranties by both the Company and Investors, closing conditions, and covenants regarding tax treatment.

MATERIAL TAX CONSIDERATIONS

material BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Company Shares and should not be construed as legal or professional tax advice. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence, or domicile.

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders who are not tax resident in the British Virgin Islands.

The Company is not liable to pay any form of taxation in the British Virgin Islands and all dividends, interest, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the British Virgin Islands are exempt from all forms of taxation in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the British Virgin Islands by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of British Virgin Islands incorporated companies owning land in the British Virgin Islands), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Any payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate, or capital gains tax and no estate duty, inheritance tax, or gift tax.

No stamp duty is payable in respect of the issue of warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of Company Shares or on an instrument of transfer in respect of such shares. However, an instrument of transfer in respect of a share is stampable if executed in or brought into the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in substantially the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the following undertaking is hereby given to the Company:

1.      That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    on or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the 28th day of September 2020.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought into the jurisdiction of the Cayman Islands.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section is a summary of material U.S. federal income tax consequences generally applicable to (A) holders of SPAC Ordinary Shares and SPAC Warrants (collectively “SPAC Securities”) other than the Sponsor and its affiliates of (i) electing to have their SPAC Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) participating in the Merger, (iii) participating in the SPAC Class B Conversion, and (iv) the ownership and disposition of Company Shares and Company Warrants (collectively the “Company Securities”) acquired pursuant to the Business Combination, (B) beneficial owners of Company Shares as a result of the Business Combination, and (C) the Company as a result of the Business Combination. This discussion addresses only those SPAC security holders (other than the Sponsor and its affiliates) or Company Shareholders, as the case may be, that hold their securities or shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•        financial institutions;

•        entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes;

•        the Sponsor and its direct and indirect owners and officers or directors of the SPAC;

•        insurance companies;

•        real estate investment trusts or regulated investment companies,

•        accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements;

•        certain U.S. expatriates, former U.S. citizens, or former long term residents of the United States;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        mutual funds;

•        individual retirement or other tax-deferred accounts;

•        holders liable for alternative minimum tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•        persons subject to the “base erosion and anti-abuse” tax;

•        U.S. holders having a functional currency other than the U.S. dollar;

•        persons who hold or received Company Securities or SPAC Securities, as the case may be, pursuant to the exercise of any employee share option or otherwise as compensation;

•        pension plans and tax-qualified retirement plans;

•        tax-exempt organizations or governmental organizations;

•        brokers or dealers in securities, commodities, or currencies;

•        traders in securities that elect to use a mark-to-market method of accounting;

•        holders that actually, indirectly, or constructively own 5% or more of SPAC Ordinary Shares, Company Shares, or Company Shares (except as described below);

•        persons holding SPAC Securities or Company Securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•        a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; and

•        Non-U.S. holders (as defined below).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the Business Combination, the SPAC Class B Conversion or the Merger or the acquisition, ownership and disposition of the Company Securities or the SPAC Securities.

If an entity or arrangement treated as a partnership (or other pass-through entity or arrangement) for U.S. federal income tax purposes holds SPAC Securities or Company Securities, the tax treatment of the persons treated as partners (or other owners) in the partnership and such partnership will depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities or arrangements) holding SPAC Securities or Company Securities and the partners (or other owners) in such partnerships (or other pass-through entities or arrangements) are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is based upon the Code, applicable treasury regulations thereunder, published rulings, and court decisions, all as currently in effect and available as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local, and foreign laws, or federal laws other than those pertaining to U.S. federal income tax, are not addressed. Additionally, this discussion does not discuss the tax consequences under the Medicare surtax on net investment income. Neither the SPAC nor the Company intends to request any ruling from the U.S. Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the Business Combination, the SPAC Class B Conversion or the Merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of SPAC Securities or Company Securities, as the case may be, who or which is any of the following for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•        an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•        a trust, if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF SPAC SECURITIES AND COMPANY SECURITIES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING COMPANY SECURITIES AND SPAC SECURITIES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF COMPANY SECURITIES AND SPAC SECURITIES.

U.S. Federal Income Tax Considerations of the Business Combination to U.S. Holders

Subject to the limitations, assumptions, and qualifications described herein, and based on certain representations obtained and received from SPAC and the Company, it is intended that the Business Combination should, when taken together with the related transactions (including the Corporate Reorganization), qualify as a transaction described in Section 351 or Section 368 of the Code for U.S. federal income tax purposes (a “Tax Deferred Exchange”). However, the provisions of Section 351 and Section 368 of the Code are complex and there are many requirements that must be satisfied in order for the Business Combination to qualify as a Tax Deferred

Transaction, and the holders of SPAC Ordinary Shares should consult with their tax advisors regarding the tax consequences and qualification as a Tax Deferred Transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond SPAC’s control and so qualification of the Business Combination as a Tax Deferred Exchange is not free from doubt. For example, if more than 20% of the Company Shares or SPAC Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for qualifying as a Tax Deferred Exchange would not be met. The closing of the Business Combination or the Merger is not conditioned on an opinion of counsel as to the tax treatment of the Business Combination, and there can be no assurance that the IRS will not successfully challenge this position. If so challenged, the exchange of SPAC Ordinary Shares for Company Shares pursuant to the Business Combination could be a taxable exchange, and the consequences to U.S. holders will be materially different from those described below, unless the Business Combination qualifies as a tax-free reorganization as discussed below. The remainder of this disclosure assumes the Business Combination so qualifies.

Even if the Business Combination qualifies as a Tax Deferred Exchange under Section 351 of the Code but not under Section 368 of the Code, it is expected that the exchange of SPAC Warrants for Company Warrants would be a taxable exchange for U.S. federal income tax purposes. If the Business Combination were to qualify as a Tax Deferred Exchange under Section 368 of the Code, it is intended that the exchange of SPAC Warrants or Company Warrants should be a Tax Deferred Exchange, subject to the discussion below of the PFIC rules.

It is intended that the SPAC Class B Conversion should be treated as a tax-free reorganization under Section 368(a)(1)(E) of the Code. As such, holders of Class B Ordinary Shares should have the same holding period and tax basis in the Class A Ordinary Shares received in the conversion as they had in the Class B Ordinary Shares exchanged therefor. However, there are many requirements that must be satisfied in order for the SPAC Class B Conversion to qualify as a reorganization under Section 368(a) of the Code, and the U.S. holders of SPAC Ordinary Shares should consult with their tax advisors regarding the tax consequences of the SPAC Class B Conversion and the requirements that must be satisfied in order for the SPAC Class B Conversion to qualify as a reorganization under Section 368(a) of the Code.

U.S. holders of SPAC Securities and Company Securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the Business Combination, including with respect to the potential qualification of the Business Combination as a Tax Deferred Exchange.

Additional U.S. Tax Considerations to U.S. Holders

If the Business Combination qualifies as a Tax Deferred Exchange, subject to the discussion below under the heading “— Application of the PFIC Rules to the Business Combination and U.S. holders of SPAC Ordinary Shares,” a U.S. holder of SPAC Ordinary Shares should generally not recognize gain or loss if, pursuant to the Business Combination, the U.S. holder exchanges SPAC Ordinary Shares for Company Shares. If the Business Combination so qualifies, the aggregate tax basis of the Company Shares received by a U.S. holder of SPAC Ordinary Shares in the Business Combination should be equal to the aggregate adjusted tax basis of SPAC Ordinary Shares surrendered in exchange therefor. The holding period of the Company Shares received by a U.S. holder of SPAC Ordinary Shares in the Business Combination should include the period during which the SPAC Ordinary Shares exchanged therefor were held by such U.S. holder.

Notwithstanding the foregoing, if a U.S. holder of SPAC Ordinary Shares exercises its redemption rights to receive cash from the trust account in exchange for a portion of its SPAC Ordinary Shares (or who exercises its redemption rights with respect to all of its SPAC Ordinary Shares but maintains ownership of its SPAC Warrants), such redemption may be treated as integrated with the Business Combination rather than as a separate transaction. In such case, cash received by such U.S. holder of SPAC Ordinary Shares in the redemption may also be treated as taxable boot received in the Tax Deferred Exchange (which, depending on the circumstances applicable such U.S. holder, may be treated as capital gain or dividend income to the extent of the SPAC’s accumulated earnings and profits, in each case, taxable as described below under the heading “— U.S. holders Exercising Redemption Rights with Respect to SPAC Ordinary Shares”). Under this characterization, such U.S. holder may be required to recognize more gain or income than if the redemption of SPAC Ordinary Shares was treated as a separate transaction from the exchange pursuant to the Business Combination and would not be entitled to recognize any loss with respect to its redeemed SPAC Ordinary Shares.

Application of Section 367(a) to the Business Combination and U.S. holders of SPAC Ordinary Shares

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. holder to qualify for tax-deferred treatment under Section 351 or Section 368 of the Code with respect to the exchange of SPAC Ordinary Shares in the Business Combination. Specifically, a U.S. holder that is a “five-percent transferee shareholder” with respect to the Company immediately after the transfer may be required to enter into a gain recognition agreement with respect to the transfer of its SPAC Ordinary Shares in order to obtain non-recognition treatment in the Business Combination.

In general, a “five-percent transferee shareholder” is a U.S. holder who holds Company Shares and will own directly, indirectly or constructively through attribution rules, at least five percent of either the total voting power or total value of the Company stock immediately after the Business Combination. The attribution rules for determining ownership are complex, and neither the Company nor the Company can offer any assurance that a U.S. holder will not be a five-percent transferee shareholder based on its particular facts and circumstances.

U.S. holders of SPAC Ordinary Shares are strongly urged to consult their tax advisors concerning the application of these rules to the Business Combination under their particular circumstances, including whether the U.S. holder will be a five-percent transferee shareholder and the possibility of entering into a gain recognition agreement under applicable Treasury Regulations.

Application of the PFIC Rules to the Business Combination and U.S. Holders of SPAC Ordinary Shares

Based upon the composition of its income and assets, the SPAC believes that it may be considered a PFIC for its current taxable year that ends as a result of the Business Combination. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. holders of SPAC Ordinary Shares or, if the Business Combination is treated as a Tax Deferred Exchange under Section 368 of the Code, SPAC Warrants in connection with the Business Combination if:

(i)     the SPAC were classified as a PFIC at any time during such U.S. holder’s holding period for such SPAC Ordinary Shares; and

(ii)    the U.S. holder had not timely made, effective from the first taxable year of its holding period of SPA Ordinary Shares during which the SPAC qualified as a PFIC, either (a) a valid election to treat the SPAC as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”) or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such SPAC Ordinary Shares.

If the Business Combination is treated as a Tax Deferred Exchange under Section 351 of the Code, the exchange of SPAC Warrants for Company Warrants should be treated as a taxable exchange regardless of the application of the PFIC rules. The application of the PFIC rules to the SPAC Warrants if the Business Combination is treated as a Tax Deferred Exchange under section 368 is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a SPAC Warrant) to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF Election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of SPAC Warrants for Company Warrants pursuant to the Business Combination. The tax on any such recognized gain would be imposed based on the Excess Distribution Rules, discussed below under “— Ownership and Disposition of Company Shares and Company Warrants by U.S. holders — Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. holders of SPAC Ordinary Shares that have not made a timely QEF election or a mark-to-market election and U.S. holders of SPAC Warrants that were treated as a Tax

Deferred Exchange under Section 368 of the Code may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their SPAC Ordinary Shares and/or SPAC Warrants have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

U.S. Holders Exercising Redemption Rights with Respect to SPAC Ordinary Shares

In the event that a U.S. holder’s SPAC Ordinary Shares are redeemed for cash pursuant to the redemption provisions described herein, the treatment of such redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of stock under Section 302 of the Code. Whether a redemption qualifies as a sale of stock under Section 302 of the Code will depend largely on the total number of SPAC Ordinary Shares treated as held by the U.S. holder relative to all of the SPAC Ordinary Shares outstanding, both before and after the redemption.

The redemption of SPAC Ordinary Shares generally will be treated as a sale of stock under Section 302 of the Code (rather than a distribution) if the redemption (i) results in a “complete termination” of the U.S. holder’s interest in the SPAC, (ii) is “substantially disproportionate” with respect to the U.S. holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests (determined immediately after the Business Combination) are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder generally takes into account not only SPAC Ordinary Shares actually owned by such U.S. holder but also SPAC Ordinary Shares constructively owned by it. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option (including the SPAC Warrants).

There will be a complete termination of a U.S. holder’s interest if either: (i) all of the SPAC Ordinary Shares actually and constructively owned by the U.S. holder are redeemed, or (ii) all of the SPAC Ordinary Shares actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules set forth in the Code and Treasury Regulations, the attribution of shares owned by certain family members and the U.S. holder does not constructively own any other shares.

In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. holder immediately prior to the redemption. Since holders of SPAC Public Shares are not entitled to vote on the appointment of directors prior to the completion of the Business Combination, the SPAC Public Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not apply.

The redemption of SPAC Ordinary Shares will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in the SPAC. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in the SPAC will depend on such U.S. holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate voting interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption of SPAC Ordinary Shares qualifies as a sale of stock by a U.S. holder under Section 302 of the Code, the U.S. holder would generally recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of the SPAC Ordinary Shares redeemed. Such gain or loss would generally be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such U.S. holder’s SPAC Ordinary Shares generally will equal the cost of such shares.

If the redemption of SPAC Ordinary Shares does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s SPAC Ordinary Shares. Any remaining excess will be treated as capital gain realized on the sale or other disposition of the SPAC Ordinary Shares. After the application of the foregoing rules, any remaining tax basis a U.S. holder has in the redeemed SPAC Ordinary Shares will be added to the adjusted tax basis in such holder’s remaining SPAC Ordinary Shares. If there are no such remaining SPAC Ordinary Shares, a U.S. holder should consult its tax advisor as to the allocation of any remaining basis. The SPAC does not expect to have any material current or accumulated earnings and profits, but there is no assurance that will be the case.

Certain U.S. holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS OF SPAC ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF REDEMPTION.

U.S. Federal Income Tax Considerations of the Ownership and Disposition of Company Shares or Company Warrants by U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Company Shares or Company Warrants to U.S. holders who receive such Company Shares or Company Warrants pursuant to the Business Combination in exchange for SPAC Ordinary Shares or SPAC Warrants.

Distributions on Company Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution on Company Shares that is made out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. However, a non-corporate U.S. holder may be eligible for taxation at the lower rates applicable to long-term capital gain, provided that such dividends constitute qualified dividend income with respect to such U.S. holder. Qualified dividend income generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States (such as Nasdaq, on which certain Company Shares will be listed), (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (as discussed below), and (iii) the U.S. holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock).

To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Company Shares, and thereafter as capital gain recognized on a sale or exchange. The Company may not maintain calculations of its earnings and profits under U.S. federal income tax principles and, therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income to them.

There can be no assurance that Company Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that the Company will not be treated as a PFIC in any taxable year. See discussion below under “— Passive Foreign Investment Company Rules.” U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Company Shares.

Subject to certain exceptions, dividends on Company Shares should constitute foreign source income for U.S. foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. For this purpose, dividends distributed by the Company with respect to the Company Shares will generally constitute “passive category income.” The rules governing foreign tax credits are complex and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, exchange, redemption, or other taxable disposition of the Company’s Shares or Company Warrants

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Company Shares or Company Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares or such warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Company Shares or Company Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares or such warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized will generally be treated as U.S. source gain or loss, which will generally limit the availability of U.S. foreign tax credits.

Exercise or lapse of a Company Warrant

Subject to the PFIC rules discussed below, and except as discussed below with respect to the cashless exercise of a Company Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Company Share on the exercise of a Company Warrant for cash. A U.S. holder’s tax basis in a Company Share received upon exercise of the Company Warrant generally will be an amount equal to the sum of the U.S. holder’s tax basis in the Company Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Company Share received upon exercise of the Company Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Company Warrant and will not include the period during which the U.S. holder held the Company Warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a Company Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Company Shares received generally would equal the U.S. holder’s tax basis in the Company Warrants exercised therefor. If the cashless exercise were not a realization event, it is unclear whether a U.S. holder’s holding period for the Company Shares will commence on the date of exercise of the Company Warrant or the day following the date of exercise of the Company Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Company Shares would include the holding period of the Company Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized with respect to the portion of the exercised Company Warrants treated as surrendered to pay the exercise price of the Company Warrants. In such event, a U.S. holder could be deemed to have surrendered a number of warrants having an aggregate value (as measured by the excess of the fair market value of the Company Shares over the exercise price of the Company Warrants) equal to the exercise price for the total number of Company Warrants to be exercised (i.e., the Company Warrants underlying the number of Company Shares actually received by the U.S. holder pursuant to the cashless exercise). In this case, the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the value of the Company Warrants deemed surrendered and the U.S. holder’s tax basis in such Company Warrants. Such gain or loss would be long-term or short-term, depending on the U.S. holder’s holding period in the Company Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Company Shares received would equal the sum of the U.S. holder’s tax basis in the Company Warrants exercised and the exercise price of such Company Warrants. It is unclear whether a U.S. holder’s holding period for the Company Shares would commence on the date following the date of exercise or on the date of exercise of the Company Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Company Warrant. Alternative characterizations are also possible (including as a taxable exchange of all of the Company Warrants surrendered by the U.S. holder for Company Shares received upon exercise). Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Company Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If the Company redeems the Company Warrants for cash pursuant to the terms thereof or if the Company purchases Company Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “Sale, exchange, redemption, or other taxable disposition of the Company’s Shares or Company Warrants.”

Possible Constructive Distributions

The terms of each Company Warrant provide for an adjustment to the number of Company Shares for which the Company Warrant may be exercised or to the exercise price of the Company Warrant in certain events, as described in the section of this proxy statement/prospectus captioned “Description of the Company’s Securities — Warrants — Anti-dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not taxable. U.S. holders of the Company Warrant would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Company Shares that would be obtained upon exercise or through a decrease in the exercise price of the Company Warrant), which adjustment may be made as a result of a distribution of cash or other property to the holders of Company Shares. Such constructive distribution to a U.S. holder of Company Warrants would be treated as if such U.S. holder had received a cash distribution from the Company generally equal to the fair market value of such increased interest (taxed generally as described above under “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations of the Ownership and Disposition of Company Shares and Warrants — Distributions on Company Shares”).

Passive Foreign Investment Company Status

The treatment of U.S. holders of the Company Shares could be materially different from that described above, if the Company is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation, such as the Company, will be a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules either: (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including generally cash, that produce passive income or are held for the production of passive income. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains. The determination of whether the Company is a PFIC is based upon the composition of the Company’s income and assets, (including, among others, corporations in which the Company owns at least a 25% interest), and the nature of the Company’s activities.

Whether the Company is a PFIC for any taxable year is a fact-intensive inquiry that depends, in part, upon the composition and classification of the Company’s income and assets from time to time. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of the Company is expected to depend, in part, upon (a) the market value of the Company Shares and (b) the composition of the assets and income of the Company. A decrease in the market value of the Company Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Accordingly, there can be no assurance that the Company will not be a PFIC for its taxable year that includes the date of the Business Combination or any future taxable year.

If the Company is or becomes a PFIC during any year in which a U.S. holder holds Company Shares, unless the U.S. holder makes a QEF election or mark-to-market election with respect to the shares, as described below, a U.S. holder generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) on any gain realized from a sale or other disposition of the Company Shares and on any “excess distributions” received from the Company, regardless of whether the Company qualifies as a PFIC in the year in which such distribution is received or gain is realized. For this purpose, a pledge of the Company Shares as security for a loan may be treated as a disposition. The U.S. holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or on any gain, (i) the excess distribution or gain would be allocated ratably over the U.S. holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the first taxable year for which the Company was a PFIC would be taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for each such year (i.e., at ordinary income tax rates) and an interest charge would be imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such prior year.

If the Company were to be treated as a PFIC, a U.S. holder may avoid the excess distribution rules described above by electing to treat the Company (for the first taxable year in which the U.S. holder owns any shares) and any lower-tier PFIC (for the first taxable year in which the U.S. holder is treated as owning an equity interest in such lower-tier PFIC) as a QEF. If a U.S. holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. holder will be required to include in gross income each year, whether or not the Company makes distributions (as capital gains), its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains (as ordinary income).

A U.S. holder may make a QEF election with respect to its Company Shares only if the Company provides U.S. holders on an annual basis with certain information, including a “PFIC annual information statement” as described in the Treasury Regulations. If the Company determines that it is a PFIC for any taxable year, it will endeavor to provide to a U.S. holder such information as the IRS may require, including a PFIC annual information statement, in order to enable a U.S. holder to make and maintain a QEF election. However, there can be no assurance that the Company will have timely knowledge of its status as a PFIC in the future or that the Company will timely provide U.S. holders with the required information on an annual basis to allow U.S. holders to make and maintain a QEF election with respect to the Company Shares in the event the Company is treated as a PFIC for any taxable year. The failure to provide such information on an annual basis could prevent a U.S. holder from making a QEF election or result in the invalidation or termination of a U.S. holder’s prior QEF election. In addition, as mentioned below, U.S. holders of the Company Warrants will not be able to make a QEF election with respect to their warrants.

As an alternative to making a QEF election, a U.S. holder may also be able to avoid some of the adverse U.S. tax consequences of PFIC status by making an election to mark the Company Shares to market annually. A U.S. holder may elect to mark-to-market the Company Shares only if they are “marketable stock.” the Company Shares will be treated as “marketable stock” if they are regularly traded on a “qualified exchange.” Nasdaq, where the Company Shares are expected to be listed, is a qualified exchange for these purposes. The Company Shares will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the Company Shares are traded on at least 15 days during each calendar quarter.

The application of the PFIC rules to U.S. holders of Company Warrants is unclear. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of certain PFIC rules. Proposed Treasury Regulations under Section 1298(a)(4) of the Code, which were promulgated with a retroactive effective date, generally treat an “option” (which would include a Company Warrant) to acquire the stock of a PFIC as stock of the PFIC. However, no final Treasury Regulations are currently in effect under Section 1298(a)(4) of the Code. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognized on the taxable disposition of Company Warrants to be subject to the excess distribution regime discussed above in. Additionally, final Treasury Regulations issued under the PFIC rules provide that the QEF election does not apply to options and no mark-to-market election is currently available with respect to options.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of the PFIC rules. If the Company is treated as a PFIC, each U.S. holder generally will be required to file a separate annual information return with the IRS with respect to the Company and any lower-tier PFICs.

Additional reporting requirements

Certain U.S. holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to the Company in connection with the Business Combination. In addition, certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Company Shares, subject to certain exceptions (including an exception for Company Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets), with their tax return, for each year in which they hold Company Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Company Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to cash received in redemption of the SPAC Ordinary Shares, dividends received by U.S. holders of Company Shares, and the proceeds received on the sale, exchange or redemption of SPAC Ordinary Shares or SPAC Warrants or Company Shares or Company Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to SPAC Ordinary Shares or Company Shares and proceeds from the sale, exchange, redemption, or other disposition of SPAC Securities or the Company Securities may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on, amounts received in respect of their SPAC Securities or the Company Securities, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid (including any redemptions treated as a dividend) with respect to SPAC Ordinary Shares or Company Shares and proceeds from the sale of other disposition of SPAC Securities or the Company Securities received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

U.S. Federal Income Tax Considerations of the Business Combination to the Company and its Shareholders

The Business Combination should not result in any material U.S. federal income tax consequences to the Company or its sole shareholder, the Company Requisite Shareholder.

The conclusions expressed above are based on current law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions. This discussion is intended to provide only a summary of the material U.S. federal income tax consequences of the Business Combination to holders of SPAC Ordinary Shares, SPAC Warrants, and to U.S. holders of Company Shares or Company Warrants. It does not purport to be a complete analysis of the potential tax considerations relating to the Business Combination, and is not legal or tax advice. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-U.S. federal income tax or any non-U.S. or U.S. state or local tax consequences of the business combination. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular U.S. federal, state, local, or non-U.S. income or other tax consequences to you of the Business Combination.

Proposal no. 1 — The Business Combination Proposal

Overview

As discussed in this proxy statement/prospectus, SPAC Shareholders are being asked to consider and vote on the Business Combination Proposal to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

SPAC Shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annexes A-1 and A-2 to this proxy statement/prospectus.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal at the Extraordinary General Meeting.

Approval of the Business Combination Proposal will require an ordinary resolution pursuant to the SPAC Charter, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SPAC Ordinary Shares. Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Merger Proposal, the entry by Crown PropTech Acquisitions (“CPTK”), into the Business Combination Agreement, dated as of July 2, 2025, by and among CPTK, Mkango Rare Earths Limited (“Mkango”), Mkango (Cayman) Limited (“Merger Sub”), Mkango Polska s.p. Z.o.o. (“Mkango Polska”) and certain other parties thereto, attached to the proxy statement/prospectus accompanying the notice of meeting as Annexes A-1 and A-2 (as amended on February 13, 2026, and as it may be further amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination (as such term is defined in the proxy statement/prospectus) described in the proxy statement/prospectus, and the performance by CPTK of its obligations thereunder and the consummation of the Business Combination, be approved, ratified and confirmed in all respects.”

Recommendation of the Board

CPTK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Proposal no. 2 — Merger proposal

This section describes certain terms of the Plan of Merger, which may be material, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Plan of Merger. A copy of the Plan of Merger is attached as Annex B to this proxy statement/prospectus and the following descriptions are qualified in their entirety by the full text in Annex B. SPAC Shareholders and other interested parties are urged to read the Plan of Merger in its entirety prior to voting on the proposals presented at the Extraordinary General Meeting.

Overview

As discussed in this proxy statement/prospectus, SPAC Shareholders are being asked to consider and vote on a proposal to authorize and approve, by special resolution, the Merger and the Plan of Merger. The form of Plan of Merger is attached to this proxy statement/prospectus as Annex B.

As a matter of Cayman Islands law, approval of SPAC’s shareholders is required for the authorization of the Plan of Merger, including, without limitation:

(i)     the merger of Merger Sub with and into CPTK, with CPTK continuing as the surviving entity; and

(ii)    the Plan of Merger to be entered into by Merger Sub and CPTK in connection with the Merger.

Vote Required for Approval

Approval of the Merger Proposal will require a special resolution under Cayman Islands law and pursuant to the SPAC Charter, being the affirmative vote of shareholders holding at least two-thirds of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the holders of SPAC Ordinary Shares.

Brokers are not entitled to vote on the Merger Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal:

(a)    Crown PropTech Acquisitions (“CPTK”) be authorized to merge with Mkango (Cayman) Limited (“Merger Sub”) so that CPTK will be the surviving company (the “Surviving Company”) and all the rights, undertaking, property, business, goodwill, benefits, immunities, privileges and liabilities of Merger Sub vest in the Surviving Company by virtue of such merger pursuant to the Companies Act of the Cayman Islands (As Revised) and the Plan of Merger (the “Merger”);

(b)    the Plan of Merger in connection with the Merger, by and among CPTK, Mkango Rare Earths Limited (the “Company”) and Merger Sub, substantially in the form attached to the proxy statement/prospectus as Annex B (including the annexures thereto, as it may be further amended and/or restated from time to time, the “Plan of Merger”), subject to such amendments as may be approved by CPTK or Merger Sub, be and is hereby authorized, approved and confirmed in all respects;

(c)     CPTK be and is hereby authorized to enter into the Plan of Merger, and any and all transactions provided for in the Plan of Merger; and

(d)    all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any director or officer of CPTK in connection with the transactions contemplated by these resolutions be approved, ratified and confirmed in all respects.”

Recommendation of the Board

CPTK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Appraisal Rights under the Cayman Islands Companies Act

Holders of record of SPAC Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Islands Companies Act. In this proxy statement/prospectus, these appraisal rights or dissent rights are sometimes referred to as “Dissent Rights”.

Holders of record of SPAC Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its SPAC Ordinary Shares must give written objection to the Merger to CPTK prior to the shareholder vote at the Extraordinary General Meeting to approve the Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act.

These statutory appraisal rights are separate to and mutually exclusive of the right of holders of Public Shares to elect to have their shares redeemed for cash at the applicable Redemption Price in accordance with the SPAC Charter, which are discussed above in the section titled “Questions and Answers about the Proposals — Do I have Redemption Rights?” Shareholders who elect to have their Public Shares redeemed in accordance with the SPAC Charter will not be entitled to exercise statutory dissenter rights under the Cayman Islands Companies Act.

Any CPTK Shareholder who elects to exercise statutory dissenter rights under the Cayman Islands Companies Act must do so in respect of all of the SPAC Ordinary Shares that person holds and that person will lose their right to exercise their redemption rights as detailed in the SPAC Charter. Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Cayman Islands Companies Act.

It is possible that, if shareholders exercise their statutory dissenter rights, the fair value of the SPAC Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than shareholders would obtain if they exercise their redemption rights in accordance with the SPAC Charter as described herein. Shareholders need not vote against any of the proposals at the Extraordinary General Meeting in order to exercise their statutory dissenter rights under the Cayman Islands Companies Act.

Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice to CPTK prior to the Extraordinary General Meeting and follow the process prescribed in Section 238 of the Cayman Islands Companies Act. This is a separate process with different deadline requirements to the process which shareholders must follow if they wish to exercise their redemption rights in accordance with the SPAC Charter, which is discussed above in the section titled “Questions and Answers about the Proposals — How do I exercise my Redemption Rights?”

At the Effective Time, those shares belonging to dissenting shareholders (“Dissenting Shares”) shall no longer be outstanding and shall automatically be cancelled by virtue of the Merger, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act and such other rights as are granted by the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Cayman Islands Companies Act shall cease and such SPAC Ordinary Shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time the right to receive the merger consideration comprising one Company Share for each SPAC Ordinary Share, without any interest thereon. As a result, such shareholder will not receive any cash for their SPAC Ordinary Shares and will become a shareholder of the Company.

Proposal no. 3 — Non-Binding Governance Proposals

Overview

In connection with the consummation of the Business Combination, the Company will adopt the proposed Company Organizational Documents (“Proposed Organizational Documents”) in the form set forth on Annex C. Assuming the Business Combination Proposal is approved, CPTK is also asking SPAC Shareholders to vote on the Non-Binding Governance Proposals referred to below. This proposal is being presented as separate sub-proposals to give SPAC Shareholders the opportunity to present their separate views on important corporate governance provisions contained in the Proposed Organizational Documents. Each sub-proposal will be voted upon on an advisory and non-binding basis only.

In the judgment of the CPTK Board, these provisions are necessary to adequately address the needs of the Company and its shareholders following the consummation of the Business Combination. Accordingly, regardless of the outcome of the non-binding advisory votes on these proposals, the Company intends that the Proposed Organizational Documents will be effective upon consummation of the Business Combination.

The Proposed Organizational Documents differ in certain material respects from CPTK’s existing organizational documents (the “Existing Organizational Documents”). The following table sets forth a summary of the principal proposed changes and the differences between the CPTK’s Existing Organizational Documents and the Proposed Organizational Documents that the Company will adopt. This summary is qualified by reference to the complete text of each Proposed Organizational Document, a copy of which is attached to this proxy statement/prospectus as Annex C. SPAC Shareholders are encouraged to read the Proposed Organizational Documents in its entirety for a more complete description of its terms and to read the section of this proxy statement/prospectus entitled “Comparison of Shareholder Rights” for a summary comparison of the corporate governance and shareholder rights associated with each of CPTK and the Company accordingly to applicable law.

	Existing Organizational Documents	Proposed Organizational Documents
Number of Authorized Shares (Proposal No. 3A)

The Existing Organizational Documents provide that the total authorized share capital of CPTK is US$22,100 consisting of (i) 200,000,000 Class A Ordinary Shares, (ii) 20,000,000 Class B Ordinary Shares, and (iii) 1,000,000 SPAC Preference Shares.

The Proposed Organizational Documents increases the total number of authorized shares of all classes of shares to one class of shares consisting of unlimited Company Shares, without par value per share.

Removal and Appointment of Directors (Proposal No. 3B)

Prior to the closing of the initial Business Combination, the holders of Class B Ordinary Shares have the exclusive right to vote for the appointment and removal of directors.

The SPAC Articles provide that the directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the SPAC Articles as the maximum number of directors.

The SPAC’s directors are also classified into three separate classes of directors.

After the closing of the Business Combination, the Company may be ordinary resolution appoint any person to be a director or may be ordinary resolution remove any director.

The Company may by resolution of members (defined as a resolution of a general meeting, at which a quorum is present, passed by a simple majority of the votes cast by, or on behalf of, the members entitled to vote thereon in person or by proxy) appoint any person to be a director of the Company or may by resolution of members remove any director of the Company. The directors of the Company may appoint any person to be a director of the Company to fill a vacancy.

Reasons for the Non-Binding Governance Proposals

In the judgement of the CPTK Board, the proposed Non-Binding Governance Proposals are necessary to address the needs of the Company. In particular:

•        Number of Authorized Shares (Proposal No. 3A) — The greater number of authorized shares is desirable for the Company to have sufficient shares to not only complete the Business Combination, but also for the Company to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The CPTK Board believes that these additional shares will provide the Company with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay, and potential expense incident to obtaining shareholder approval for a particular issuance.

•        Removal and Appointment of Directors (Proposal No. 3B) — The purpose of this proposal is to provide for director appointment rights in respect of the Company Board such that holders of Company Shares may appoint a director of Mkango Rare Earths Limited by resolution of members.

Vote Required

Approval of each of the Non-Binding Governance Proposals will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Non-Binding Governance Proposals are conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Non-Binding Governance Proposals will have no effect, even if approved by holders of SPAC Ordinary Shares.

Brokers are not entitled to vote on the Non-Binding Governance Proposals absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

As discussed above, a vote to approve the Non-Binding Governance Proposals is an advisory vote, and therefore, is not binding on CPTK, the Company or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, the Company intends that the Proposed Organizational Documents, containing the provisions described above, will be effective upon consummation of the Business Combination, assuming adoption of the Business Combination Proposal.

Resolutions to be Voted Upon

The full text of the resolutions to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, subject to the approval of the Business Combination Proposal and the Merger Proposal, on a non-binding advisory basis, that the Authorized Shares proposal (as such term is defined in CPTK’s proxy statement/prospectus dated [            ], 2026) be and are hereby approved and adopted.”

“RESOLVED, as an ordinary resolution, subject to the approval of the Business Combination Proposal and the Merger Proposal, on a non-binding advisory basis, that the director appointment and removal proposal (as such term is defined in CPTK’s proxy statement/prospectus dated [            ], 2026) be and are hereby approved and adopted.”

Recommendation of the Board

CPTK’s BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
SPAC SHAREHOLDERS VOTE “FOR” THE NON-BINDING GOVERNANCE PROPOSALS.

PROPOSAL NO. 4 — THE EQUITY INCENTIVE PLAN PROPOSAL

This section describes certain terms of the Equity Incentive Plan, which may be material, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan. The full text of the Equity Incentive Plan is attached as Annex D and incorporated into this proxy statement/prospectus by reference. CPTK Shareholders and other interested parties are urged to read the Equity Incentive Plan in its entirety prior to voting on the proposals presented at the Extraordinary General Meeting.

Overview

If the Equity Incentive Plan Proposal is approved by CPTK Shareholders, then the Company will adopt the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D, prior to the Closing and the Equity Incentive Plan will be effective upon the consummation of the Business Combination. The Equity Incentive Plan Proposal will be voted upon on an advisory and non-binding basis only.

The purpose of the Equity Incentive Plan is to enhance the Company’s profitability and value for the benefit of its shareholders by enabling the Company to offer participants share-based incentives to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and its shareholders.

Shares Available for Awards

Under the Equity Incentive Plan, the total number of Company Shares reserved and available for delivery with respect to awards granted under the Equity Incentive Plan (collectively, “Awards”) at any time during the term of the Equity Incentive Plan will be equal to 10% of the total number of Company Shares outstanding as of the date of Closing (the “Share Pool”), subject to adjustment as described below. In addition, the Share Pool also includes an “evergreen” share refresh feature which will provide that the number of Company Shares available for issuance under the Equity Incentive Plan will automatically increase on January 1st of each year during the term of the Equity Incentive Plan, commencing on the first January 1 following the effective date, in an amount equal to the lesser of (i) 5% of the total number of Company Shares outstanding on the December 31 immediately prior to the applicable such January 1 and (ii) such smaller number of Company Shares as is determined by the Company Board. Such shares may be either authorized and unissued Company Shares or Company Shares held in or acquired for the treasury of the Company or both.

If any Company Shares subject to an Award are forfeited, expire or otherwise terminate without issuance of such Company Shares, or an Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Company Shares subject to such Award, the Company Shares to which those Awards were subject, will, to the extent of such forfeiture, expiration, termination, non-issuance or cash settlement, be added back to the share pool and again be available for delivery with respect to Awards under the Equity Incentive Plan. In addition, Company Shares withheld to pay the exercise price and/or applicable tax withholdings with respect to an Award, will go back into the Share Pool and will again be available for new Awards under the Equity Incentive Plan.

Substitute Awards will not reduce the Share Pool. Additionally, in the event that a company acquired by the Company or any subsidiary or with which the Company or any subsidiary combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common shares of the entities party to such acquisition or combination) may be used for Awards under the Equity Incentive Plan and will not reduce the Share Pool. Awards using such available shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and will only be made to individuals who were not employees or directors of the Company or its subsidiaries prior to such acquisition or combination.

The aggregate fair market value of Company Shares, determined as of the date of grant of the underlying incentive share options that can be exercisable by any individual for the first time during any year cannot exceed $100,000 (or such other amount as specified in Section 422 of the Code). Any excess will be treated as a non-qualified share option.

The maximum number of Company Shares that may be delivered under the Equity Incentive Plan as a result of the exercise of incentive share options is equal to 10% of the total number of Company Shares outstanding as of the date of Closing, subject to certain adjustments for corporate transactions, as described below.

In the event of any merger, consolidation, reorganization, recapitalization, extraordinary dividend or other distribution (whether in the form of cash, shares, or other property), forward or reverse split, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Company Shares and/or such other securities of the Company, the compensation committee of the Company Board (the “Company Compensation Committee”); shall make an equitable or proportionate adjustment to each outstanding Award that the Company Compensation Committee considers appropriate. The Company Compensation Committee has the authority to adjust: (i) the number and kind of shares which may be delivered in connection with Awards granted thereafter under the Equity Incentive Plan; (ii) the number and kind of shares subject to or deliverable in respect of outstanding Awards granted under the Equity Incentive Plan; (iii) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award granted under the Equity Incentive Plan; and (iv) any other aspect of any Award that the Company Compensation Committee determines to be appropriate in order to prevent the reduction or enlargement of benefits under any Award granted under the Equity Incentive Plan.

Administration

The Equity Incentive Plan will be administered by the Company Compensation Committee; provided, however, that except as otherwise expressly provided in the Equity Incentive Plan, the Board may elect to exercise any power or authority granted to the Company Compensation Committee under the Equity Incentive Plan. Subject to the terms of the Equity Incentive Plan, the Company Compensation Committee is authorized to select eligible persons to receive Awards, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each participant) and the rules and regulations for the administration of the Equity Incentive Plan, construe and interpret the Equity Incentive Plan and Award Agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Company Compensation Committee may deem necessary or advisable for the administration of the Equity Incentive Plan. The Company Compensation Committee may delegate to a member of the Company Board, the chief executive officer or other officer or manager of the Company the authority to grant share options and other awards to eligible service providers who are not subject to the reporting and other provisions of Section 16 of the Exchange Act, subject to certain limitations and guidelines. Decisions of the Company Compensation Committee shall be final, conclusive, and binding on all persons or entities, including the Company, any subsidiary or any participant or beneficiary, or any transferee under the Equity Incentive Plan or any other person claiming rights from or through any of the foregoing persons or entities.

Eligibility

Full or part-time officers, employees, non-employee directors, and other key persons (including consultants and other service providers) as selected from time to time by the Company Compensation Committee in its discretion are eligible to participate in the Equity Incentive Plan; provided, however, that only employees of the Company or its subsidiaries are eligible to receive incentive share options. As of [    ], 2026, approximately [    ] employees would be eligible to participate in the Equity Incentive Plan and we anticipate up to [    ] non-employee directors would be eligible as of Closing, if selected by the Company Compensation Committee.

Share Options

The Equity Incentive Plan permits the granting by the Company Compensation Committee of both options to purchase common shares intended to qualify as incentive share options under Section 422 of the Code and options that do not so qualify. Options granted under the Equity Incentive Plan will be non-qualified options if they fail to qualify as incentive share options or exceed the annual limit on incentive share options. Incentive share options may only be granted to employees of the Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive incentive share options and to non-employee directors and key persons. The option exercise price of each option will be determined by the Company Compensation Committee but may not be less than

100% of the fair market value of common shares on the date of grant unless the option is granted (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code or (ii) to individuals who are not subject to U.S. income tax.

The term of each option will be fixed by our Compensation Committee and may not exceed ten (10) years from the date of grant or, in the case of incentive share options granted to certain employees, five (5) years. The Company Compensation Committee will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full in a form acceptable to the Company Compensation Committee, including, without limitation, cash or Company Shares.

Share Appreciation Rights

The Company Compensation Committee may grant share appreciation rights (“SARs”) subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to shares of common shares or, if specified in the Award agreement, cash, equal to the value of the appreciation in the Company’s share price over the exercise price. The exercise price may not be less than 100% of the fair market value of the Company’s share price on the date of grant unless the share appreciation right is granted to individuals who are not subject to U.S. income tax. The term of each share appreciation right will be fixed by the Company Compensation Committee and may not exceed ten (10) years from the date of grant. The Company Compensation Committee will determine at what time or times each Share appreciation right may be exercised.

Share Awards

The Company Compensation Committee is authorized to grant Awards of common shares pursuant to the terms of the Equity Incentive Plan as additional compensation or in lieu of other compensation for services to the Company. With respect to the common shares subject to a share Award, the participant shall have all of the rights of a holder of common shares, including the right to receive dividends and to vote the shares, unless the Company Compensation Committee determines otherwise on the date of grant. To the extent that any dividends are payable with respect to common shares that are subject to a vesting schedule or other restrictions, the Company Compensation Committee shall either (a) require that any cash dividends paid on a restricted ordinary share be automatically reinvested in additional restricted common shares, or (b) require that payment be delayed (with or without interest at such rate, if any, as the Company Compensation Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the underlying common shares with respect to which such cash dividend is payable, in each case in a manner that does not violate the requirements of Section 409A of the Code. Unless otherwise determined by the Company Compensation Committee, common shares distributed in connection with a share split or share dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the restricted common shares with respect to which such common shares or other property have been distributed.

Restricted Stock and Restricted Stock Units

The Company Compensation Committee is authorized to issue restricted common shares and restricted stock units pursuant to the terms of the Equity Incentive Plan. A restricted stock Award is a grant of common shares which are subject to such risks of forfeiture and other restrictions as the Company Compensation Committee may impose, including time or performance restrictions or both, each as specified in the Award agreement. A participant granted restricted stock generally has all of the rights of a shareholder of the Company (including voting and dividend rights), unless otherwise determined by the Company Compensation Committee. A restricted stock unit is the right to receive common shares, cash measured based upon the value of shares of common shares, or a combination thereof, each as specified in the Award agreement. The settlement of a restricted stock unit granted by the Company Compensation Committee shall occur following the expiration of the deferral period specified for such restricted stock unit Award by the Company Compensation Committee (or, if permitted by the Company Compensation Committee, as elected by the participant in a manner that does not violate the requirements of Section 409A of the Code).

Performance Awards

The Equity Incentive Plan provides for performance-based Awards, the grant or vesting of which is dependent upon attainment of objective performance targets relative to certain performance measures. The performance criteria to be achieved during any performance period, the length of the performance period, the performance goals (as described below) to be achieved, and the amount of the Award shall be determined by the Company Compensation Committee upon the grant of each performance Award. Performance Awards may be paid in a lump sum or in installments following the expiration of the performance period or, in accordance with procedures established by the Company Compensation Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code.

The performance goals may consist of the following (determined for the Company, on a consolidated basis, and/or for related entities, or for business or geographical units of the Company and/or a related entity), without limitation: (1) earnings per share; (2) revenues or margins; (3) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, Accounting Standards Codification (“ASC”) 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the fair market value of an ordinary share.

Other Terms of Awards

Awards may be settled in the form of cash, Company Shares, other Awards or other property, in the discretion of the Company Compensation Committee and as specified in the Award agreement. The Company Compensation Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Company Compensation Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The Company Compensation Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any Company Shares or other property to be distributed will be withheld (or that previously acquired Company Shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the Equity Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the Company Compensation Committee may, in its discretion, permit transfers, subject to any terms and conditions the Company Compensation Committee may impose pursuant to the express terms of an Award agreement. A beneficiary, transferee, or other person claiming any rights under the Equity Incentive Plan from or through any participant will be subject to all terms and conditions of the Equity Incentive Plan and any Award Agreement applicable to such participant, except as otherwise determined by the Company Compensation Committee, and to any additional terms and conditions deemed necessary or appropriate by the Company Compensation Committee.

Awards under the Equity Incentive Plan generally are granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Company Compensation Committee may, however, grant Awards in exchange for other Awards under the Equity Incentive Plan, awards under other the Company plans, or other rights to payment from the Company, and may grant Awards in addition to and in tandem with such other Awards, rights or other awards.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid following the effective date of the Equity Incentive Plan to any individual for service as a non-employee director with respect to any fiscal year, including Awards granted under the Equity Incentive Plan (valued based on the grant date fair value for financial reporting purposes) and cash fees paid by the Company to such non-employee director, will not exceed $750,000 in total value.

Acceleration of Vesting; Change in Control

The Company Compensation Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any Award. In the event of a “change in control” of the Company, as defined in the Equity Incentive Plan, and only to the extent provided in any employment or other agreement between the participant and the Company or any related entity, or in any Award agreement, or to the extent otherwise determined by the Company Compensation Committee in its sole discretion in each particular case, (i) any option or share appreciation right that was not previously vested and exercisable at the time of the “change in control” will become immediately vested and exercisable; (ii) any restrictions, deferral of settlement and forfeiture conditions applicable to a restricted stock Award, restricted stock unit Award or any other share-based Award subject only to future service requirements will lapse and such Awards will be deemed fully vested; and (iii) with respect to any outstanding Award subject to achievement of performance goals and conditions under the Equity Incentive Plan, the Company Compensation Committee may, in its discretion, consider such Awards to have been earned and payable based on achievement of performance goals or based upon target performance (either in full or pro-rata based on the portion of the performance period completed as of the “change in control”).

Subject to any limitations contained in the Equity Incentive Plan relating to the vesting of Awards in the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any “change in control,” the agreement relating to such transaction and/or the Company Compensation Committee may provide for: (i) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity; (ii) the assumption or substitution for outstanding Awards by the surviving entity or its parent or subsidiary pursuant to the provisions contained in the Equity Incentive Plan; (iii) full exercisability or vesting and accelerated expiration of the outstanding Awards; or (iv) the settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such. Subject to the terms in any employment or other agreement between the participant and the Company or any related entity, or in any Award Agreement, the foregoing actions may be taken without the consent or agreement of a participant in the Equity Incentive Plan and without any requirement that all such participants be treated consistently.

Clawback of Benefits

The Company may (i) cause the cancellation of any Award, (ii) require reimbursement of any Award by a participant or beneficiary, and (iii) effect any other right of recoupment of equity or other compensation provided under the Equity Incentive Plan or otherwise in accordance with any the Company policies that currently exist or that may from time to time may be adopted or modified in the future by the Company and/or applicable law, which we refer to each as a “clawback policy.” In addition, a participant may be required to repay to the Company certain previously paid compensation, whether provided under the Equity Incentive Plan or an Award agreement or otherwise, in accordance with any clawback policy adopted by the Company. By accepting an Award, a participant is also agreeing to be bound by any existing or future clawback policy adopted by the Company, or any amendments that may from time to time be made to the clawback policy in the future by the Company in its discretion (including without limitation any clawback policy adopted or amended to comply with applicable laws or stock exchange requirements) and is further agreeing that all of the participant’s Award Agreements (and/or awards issued under the prior plan) may be unilaterally amended by the Company, without the participant’s consent, to the extent that the Company in its discretion determines to be necessary or appropriate to comply with any clawback policy.

Amendment and Termination

Notwithstanding any other provision in the Equity Incentive Plan, the Company Board may amend, alter, suspend, discontinue, or terminate the Equity Incentive Plan or the Company Compensation Committee’s authority to grant Awards without the consent of shareholders or participants or beneficiaries, except that shareholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which Company Shares may then be listed or quoted; provided that, except as otherwise permitted by the Equity Incentive Plan or an Award agreement, without the consent of an affected participant, no such board action may materially and adversely affect the rights of such participant under the terms of any previously granted and outstanding Award. The Company Compensation Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Equity Incentive Plan; provided that, except as otherwise permitted by the Equity Incentive Plan or Award agreement, without the consent of an affected participant, no such Compensation Committee action may materially and adversely affect the rights of such participant under terms of such Award. The Equity Incentive Plan will terminate at the earliest of (i) such time as no Company Shares remain available for issuance under the Equity Incentive Plan, (ii) termination of the Equity Incentive Plan by the Company Board, or (iii) the tenth anniversary of the effective date of the Equity Incentive Plan. Awards outstanding upon expiration of the Equity Incentive Plan will remain in effect until they have been exercised or terminated or have expired.

New Plan Benefits

The number of share options or other forms of Awards that will be granted under the Equity Incentive Plan is not currently determinable.

U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of Awards issuable under the Equity Incentive Plan, based upon the U.S. tax laws in effect on December 31, 2024. This summary is not intended as tax guidance to participants in the Equity Incentive Plan or to shareholders. The discussion does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the Equity Incentive Plan. This summary does not cover foreign, state or law tax laws that may apply, and the income tax consequences under applicable foreign, state, and local tax laws may not be the same as under U.S. federal income tax laws.

Non-Qualified Share Options (“NQSOs”) and Share Appreciation Rights

A participant will not recognize taxable income at the time of grant of a NQSO or SAR, and neither the Company nor an affiliate employer will be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), upon exercise of a NQSO, equal to the excess of the fair market value of the Company Shares purchased over their exercise price and, upon exercise of a SAR, equal to the fair market value of any Company Shares delivered or cash paid. The Company (or, if applicable, the affiliate employer) will generally be entitled to a corresponding U.S. federal income tax deduction at the same time the participant recognizes ordinary income.

Incentive Share Options (“ISOs”)

A participant will not recognize taxable income at the time of grant of an ISO or, except for purposes of the alternative minimum tax, upon exercise of an ISO. If the Company Shares acquired by exercise of an ISO are held for the longer of two years from the date the option was granted and one year from the date the option was exercised, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and neither the Company nor the affiliate employer will be entitled to any deduction. If, however, such shares are disposed of within two years from the date the option was granted or one year from the date the option was exercised, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such Company Shares on the date of exercise over the exercise price, and the Company (or, if applicable, the affiliate employer) generally will be entitled to a corresponding U.S. federal income tax deduction.

Other Awards

For other Awards authorized under the Equity Incentive Plan, a participant will generally recognize compensation taxable as ordinary income (i) for restricted stock, at the time restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the Company Shares at such time over the amount, if any, paid for such shares; (ii) at the time of settlement of restricted stock units in an amount equal to the fair market value of any Company Shares delivered as of such date or cash paid by the Company; and (iii) at the time of grant of a nonforfeitable share Award, in an amount equal to the excess of the fair market value of the Company Shares at such time over the amount, if any, paid for the shares. The Company (or, if applicable, the affiliate employer) will generally be entitled to a corresponding U.S. federal income tax deduction at the same time the participant recognizes ordinary income.

Importance of Consulting Tax Adviser

The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult his or her tax adviser as to the U.S. federal, state, local, foreign and other tax consequences of the grant or exercise of an Award or the disposition of Company Shares acquired as a result of an Award.

Vote Required for Approval

Approval of the Equity Incentive Plan Proposal will require an ordinary resolution on an advisory and non-binding basis only, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Equity Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal and Merger Proposal. Therefore, if the Business Combination Proposal and Merger Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if it is approved by holders of SPAC Ordinary Shares.

Brokers are not entitled to vote on the Equity Incentive Plan Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Resolution to be Voted Upon

The full text of the resolutions to be voted upon is as follows:

“RESOLVED, as an ordinary resolution on an advisory and non-binding basis only, that subject to the approval of the Business Combination Proposal and the Merger Proposal, the Equity Incentive Plan of the Company, and the material terms thereunder, in the form attached to the proxy statement/prospectus of the meeting as Annex D, be adopted and approved.”

Recommendation of the CPTK Board of Directors

THE CPTK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

Proposal no. 5 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the CPTK Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to SPAC Shareholders to permit further solicitation and vote of proxies in the event that, upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve one or more Proposals presented to SPAC Shareholders for vote or if the Public Shareholders redeem an amount of Class A Ordinary Shares such that, together or independently from, any failure to consummate all or a portion of the PIPE or the Transactions, the Minimum Cash Condition to each party’s obligation to consummate the Business Combination would not be satisfied. In no event will the CPTK Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the SPAC Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by SPAC Shareholders, the CPTK Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve one or more of the Proposals presented at the Extraordinary General Meeting.

Vote Required for Approval

The Adjournment Proposal, if presented, will require an ordinary resolution, being the affirmative vote of shareholders holding a simple majority of the SPAC Ordinary Shares which are entitled to vote and which are voted on such resolution in person or, where proxies are allowed, by proxy, at the Extraordinary General Meeting at which a quorum is present. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If a valid quorum is otherwise established, a SPAC Shareholder’s failure to vote will have no effect on the outcome of any vote on the Adjournment Proposal. Abstentions and broker non-votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the outcome of the Adjournment Proposal.

Resolution to be Voted Upon

The full text of the resolutions to be voted upon is as follows:

“RESOLVED, as an ordinary resolution that the Adjournment Proposal (as such term is defined in CPTK’s proxy statement/prospectus dated [        ], 2026) be approved in all respects.”

Recommendation of CPTK’s Board of Directors

IF PRESENTED, THE CPTK BOARD UNANIMOUSLY RECOMMENDS THAT
SPAC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

Business of CPTK and Certain Information about CPTK

References in this section to “we”, “our”, “us”, “SPAC” or “CPTK” generally refer to CPTK.

Business

CPTK is a blank check company incorporated as a Cayman Islands exempted company on September 24, 2020. CPTK was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “business combination”). CPTK is not limited to a particular industry or sector for purposes of consummating a business combination. CPTK is an early stage and emerging growth company and, as such, CPTK is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, CPTK had not commenced any operations. All activity for the year ended December 31, 2025 relates to CPTK’s formation and IPO, and since closing of the IPO, the search for a prospective initial business combination. CPTK will not generate any operating revenues until after the completion of a business combination, at the earliest. CPTK generates non-operating income in the form of interest income from the proceeds derived from the IPO.

CPTK’s sponsors are Crown PropTech Sponsor, LLC, a Delaware limited liability company and CIIG Management III LLC, a Delaware limited liability company. The registration statement for CPTK’s IPO was declared effective on February 8, 2021. On February 11, 2021, CPTK consummated its IPO of 27,600,000 SPAC Units (including 3,600,000 Units purchased by the underwriters pursuant to their over-allotment option), at $10.00 per Unit, generating gross proceeds of $276,000,000, and incurring offering costs of approximately $15,710,090, inclusive of $5,520,000 in underwriting commissions, approximately $9,660,000 in deferred underwriting commissions (Note 6), and $530,090 of other offering costs. Each Public Unit consisted of one Public Share and one-third of one redeemable Public Warrant.

As discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Underwriting Agreement paragraph, in December 2022, the underwriters elected to waive their right to receive any deferred underwriting commissions.

Simultaneously with the consummation of the IPO, CPTK consummated the Private Placement of 5,013,333 Private Warrants to the Co-Sponsor and the Anchor Investor at a price of $1.50 per Private Warrant, generating gross proceeds of $7,520,000. The Private Warrants are identical to the Public Warrants, except that the Private Warrants are non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees.

Upon the closing of the IPO and the Private Placement, $276,000,000 ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in a trust account (“trust account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of the initial business combination, (b) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Company’s fifth amended and restated memorandum and articles of association, and (c) the redemption of the Company’s Public Shares if the Company is unable to complete the initial business combination by March 11, 2026 (or within any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our fifth amended and restated memorandum and articles of association), subject to applicable law. CPTK obtained shareholder approval to extend the date by which we must consummate an initial business combination from May 11, 2025 to March 11, 2026, and funds were released from the trust account to redeem certain Public Shares in connection therewith. The proceeds deposited in the trust account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of CPTK’s Public Shareholders.

On January 17, 2023, the Sponsor and Co-Sponsor entered into the Securities Assignment Agreement, whereby Co-Sponsor sold, transferred and assigned 5,662,000 Class B Ordinary Shares and 250,667 Private Warrants to purchase Class A Ordinary Shares to Sponsor. In connection with entry into the Securities Assignment

Agreement, Sponsor (i) entered into a letter agreement with CPTK and (ii) entered into a joinder agreement to the Registration Rights Agreement entered into in connection with CPTK’s Initial Public Offering. As a result of the above transactions, as of January 17, 2023, CIIG Management III LLC became co-sponsor with Crown PropTech Sponsor, LLC.

Beginning on January 31, 2023, and continuing until the Extraordinary General Meeting, CPTK and Sponsor entered into certain non-redemption agreements and assignments of economic interests (the “Non-Redemption Agreements”) with certain investors (the “Non-Redeeming Investors”). The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 1,500,000 Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 4,000,000 Public Shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors an aggregate of 1,500,000 ordinary shares in connection with the consummation of an initial business combination.

On February 9, 2023, CPTK held its Extraordinary General Meeting to vote on the proposal to amend CPTK’s first amended and restated memorandum and articles of association to extend the date by which CPTK must consummate an initial business combination from February 11, 2023 (which is 24 months from the closing of the IPO) to February 11, 2024 (the “2023 Extension Proposal”). At the Extraordinary General Meeting, our shareholders approved the Extension Proposal.

In connection with the vote to approve the Extension Proposal, shareholders holding an aggregate of 23,403,515 shares of CPTK’s Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the trust account. As a result, $238,305,063 (approximately $10.18 per share) was deducted from the trust account to pay such holders. As of February 9, 2023, following the redemption of the Public Shares described above, approximately $42,730,489 remained in the trust account. Following the redemptions, there were 4,196,485 Class A Ordinary Shares issued and outstanding and the 6,900,000 Founder Shares (as defined below) that remained outstanding represented 62.2% of CPTK’s issued and outstanding ordinary shares.

On February 9, 2024, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Second Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from February 11, 2024 to August 11, 2024 (the “February 2024 Extension Proposal”).

In connection with the vote to approve the February 2024 Extension Proposal, shareholders holding an aggregate of 2,195,847 shares of CPTK’s Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $23,724,846 (approximately $10.80 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 2,000,638 Class A Ordinary Shares issued and outstanding.

Associated with the February 9, 2024 Extraordinary General Meeting, CPTK and Sponsor entered into non-redemption agreements (the “February 2024 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A Ordinary Shares of CPTK (the “February 2024 Non-Redeemed Shares”) in connection with the February 9, 2024 Extraordinary General Meeting, Sponsor agreed to transfer to such investors Class B Ordinary Shares held by Sponsor immediately following the consummation of an initial Business Combination if they continue to hold such February 2024 Non-Redeemed Shares through the February 9, 2024 Extraordinary General Meeting.

The February 2024 Non-Redemption Agreements provide for the assignment of up to 464,414 Class B Ordinary Shares, par value $0.0001 per share, held by Sponsor to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the February 9, 2024 Extraordinary General Meeting.

On August 9, 2024, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Third Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from August 11, 2024 to May 11, 2025 (the “August 2024 Extension Proposal”).

In connection with the vote to approve the August 2024 Extension Proposal, shareholders holding an aggregate of 1,487,025 shares of CPTK’s Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $16,484,256 (approximately $11.09 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 513,613 Class A Ordinary Shares issued and outstanding.

Associated with the August 9, 2024 Extraordinary General Meeting, CPTK and Sponsor entered into non-redemption agreements (the “August 2024 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A Ordinary Shares of CPTK (the “August 2024 Non-Redeemed Shares”) in connection with the August 9, 2024 Extraordinary General Meeting, Sponsor agreed to transfer to such investors Class B Ordinary Shares held by Sponsor immediately following the consummation of an initial Business Combination if they continue to hold such August 2024 Non-Redeemed Shares through the August 9, 2024 Extraordinary General Meeting.

The August 2024 Non-Redemption Agreements provide for the assignment of up to 115,287 Class B Ordinary Shares, par value $0.0001 per share, held by Sponsor to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the August 9, 2024 Extraordinary General Meeting.

On May 9, 2025, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Fourth Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from May 11, 2025 to March 11, 2026 (the “May 2025 Extension Proposal”).

In connection with the vote to approve the May 2025 Extension Proposal, shareholders holding an aggregate of 21,807 shares of CPTK’s Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, approximately $0.25 million (approximately $11.47 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 491,806 Class A Ordinary Shares issued and outstanding.

Associated with the May 9, 2025 Extraordinary General Meeting, CPTK and Sponsor entered into non-redemption agreements (the “May 2025 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A Ordinary Shares of CPTK (the “May 2025 Non-Redeemed Shares”) in connection with the May 9, 2025 Extraordinary General Meeting, Sponsor agreed to transfer to such investors Class B Ordinary Shares held by Sponsor immediately following the consummation of an initial Business Combination if they continue to hold such May 2025 Non-Redeemed Shares through the May 9, 2025 Extraordinary General Meeting.

The May 2025 Non-Redemption Agreements provided for the assignment of up 115,287 Class B Ordinary Shares, par value $0.0001 per share, held by Sponsor to the Investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the May 9, 2025 Extraordinary General Meeting.

Initial Business Combination

So long as our securities are then listed on the Nasdaq, our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the net assets held in the trust account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the trust account) at the time of signing a definitive agreement in connection with our initial business combination. While we consider it unlikely that our board will not be able to make an independent determination of the fair market value of a target business or businesses, it may be unable to do so if the board is less familiar or experienced with the target company’s business or if there is a significant amount of uncertainty as to the value of the target company’s assets or prospects. If our board of directors is not able to independently determine the fair market value of our initial business combination (including with the assistance of financial advisors), we will obtain an opinion from an independent investment banking firm which is a member of the Financial Industry Regulatory Authority (“FINRA”) or a valuation or appraisal firm with respect to the satisfaction of such criteria. Since any opinion, if obtained, would merely state that the fair market value of the target business meets the 80% of net assets threshold, unless such opinion includes material information regarding the valuation of a target business or the consideration to be provided, it is not anticipated that copies of such opinion would be distributed to our shareholders. However, if required under applicable law, any proxy statement that we deliver to shareholders and file with the SEC in connection with a proposed transaction will include such opinion.

We anticipate structuring our initial business combination so that the post-business combination company in which our Public Shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the initial business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the initial business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders, immediately prior to our initial business combination, could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses and we will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking shareholder approval, as applicable. In addition, we have agreed not to enter into a definitive agreement regarding an initial business combination without the prior consent of our sponsors.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our sponsors, officers or directors, or completing the business combination through a joint venture or other form of shared ownership with our sponsors, officers or directors. In the event we seek to complete an initial business combination with a target that is affiliated with our sponsors, officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or a valuation or appraisal firm that such an initial business combination is fair to our company from a financial point of view.

Members of our management team and our independent directors will directly or indirectly own Founder Shares and/or Private Warrants following the IPO and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

Each of our officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us, subject to their fiduciary duties under Cayman Islands law. Our fifth amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

In addition, our sponsors, Anchor Investor and our officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. However, we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination.

Effecting Our Initial Business Combination

General

We are not presently engaged in, and we will not engage in, any operations other than pursuing and reviewing potential opportunities for the initial business combination. We intend to effectuate our initial business combination using cash from the proceeds of the IPO and the Private Placement, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into), shares issued to the owners of the target, debt issued to a bank or other lenders or the owners of the target, or a combination of the foregoing. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.

If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our Public Shares, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes, including the maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.

Although our management will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely affect a target business.

On July 2, 2025 we entered into the Business Combination Agreement. For more information on the Business Combination Agreement, please see “Summary of the Proxy Statement/Prospectus — The Business Combination”.

We may seek to raise additional funds through a private offering of equity or debt securities in connection with the completion of our initial business combination and we may effectuate our initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. In addition, we intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of the IPO and the sale of the Private Warrants, and, as a result, if the cash portion of the purchase price exceeds the amount available from the trust account, net of amounts needed to satisfy any redemptions by Public Shareholders, we may be required to obtain additional financing to complete such proposed initial business combination. Subject to compliance with applicable securities laws, we will complete such financing only simultaneously with the completion of our initial business combination. Our proxy materials, disclosing the initial business combination, will disclose the terms of the financing and, only if required by law, will we seek shareholder approval of such financing. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop agreements we may enter into following consummation of the IPO. None of our sponsors, officers, directors or shareholders are required to provide any financing to us in connection with or after our initial business combination.

Other Transactions with Respect to Our Securities

At any time at or prior to our initial business combination, subject to applicable securities laws, our sponsors, directors, executive officers, advisors or their affiliates may enter into transactions with institutional or other investors to provide them with incentives to vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.

The purpose of any such transaction would be to (i) increase the likelihood of obtaining shareholder approval of the business combination, (ii) incentivize voting such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination or (iii) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met.

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their Class A Ordinary Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two (2) Business Days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (which interest shall be net of taxes), divided by the number of then-outstanding Public Shares, subject to the limitations described herein. The amount in the trust account as of the completion of the IPO was $10.00 per Public Share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by any deferred underwriting commission. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to our warrants. Further, we will not proceed with redeeming our Public Shares, even if a Public Shareholder has properly elected to redeem its shares, if a business combination does not close. Our sponsors and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 11, 2026 or (B) with respect to any other provision relating to the rights of holders of our Class A Ordinary Shares.

Limitations on Redemptions

Our fifth amended and restated memorandum and articles of association provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). However, the proposed initial business combination may require: (i) cash consideration to be paid to the target or its owners; (ii) cash to be transferred to the target for working capital or other general corporate purposes; or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed initial business combination. In the event the aggregate cash consideration we would be required to pay for all Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all Class A Ordinary Shares submitted for redemption will be returned to the holders thereof.

Manner of Conducting Redemptions

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their Class A Ordinary Shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules). Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our fifth amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.

The requirement that we provide our Public Shareholders with the opportunity to redeem their Public Shares by one of the two methods listed above is contained in provisions of our fifth amended and restated memorandum and articles of association and will apply whether or not we maintain our registration under the Exchange Act or our listing on Nasdaq. Such provisions may be amended if approved by holders of two-thirds of our ordinary shares entitled to vote thereon, so long as we offer redemption in connection with such amendment.

If we provide our Public Shareholders with the opportunity to redeem their Public Shares in connection with a general meeting, we will, pursuant to our fifth amended and restated memorandum and articles of association:

•        conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

•        file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our Public Shareholders with the redemption rights described above upon completion of the initial business combination.

If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a simple majority of the shareholders who attend and vote at a general meeting of the company. A quorum for such meeting will be present if the holders of a majority of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. Our Initial Shareholders will count toward this quorum and, pursuant to the letter agreement, our Initial Shareholders, officers and directors have agreed to vote their Founder Shares, private placement shares and any Public Shares in favor of our initial business combination. We expect that at the time of any shareholder vote relating to our initial business combination, our Initial Shareholders will own at least 20% of our issued and outstanding ordinary shares entitled to vote thereon. For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, our Initial Shareholders’ Founder Shares, would fulfill the majority vote needed to have our initial business combination approved. These quorum and voting thresholds, the voting agreement of our sponsors, officers and directors may make it more likely that we will consummate our initial business combination. Each Public Shareholder may elect to redeem their Public Shares without voting, and if they do vote, may redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

•        conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

•        file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least twenty (20) Business Days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than the number of Public Shares we are permitted to redeem. If Public Shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Upon the public announcement of our initial business combination, if we elect to conduct redemption pursuant to the tender offer rules, we or our sponsors will terminate any plan established in accordance with Rule 10b5-1 to purchase our Class A Ordinary Shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two (2) Business Days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a Public Shareholder seeking redemption of its Public Shares to also submit a written request for redemption to our transfer agent two (2) Business Days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring Public Shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming Public Shareholders, which could delay redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by Public Shareholders who elected to redeem their shares.

Our fifth amended and restated memorandum and articles of association provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001. In addition, our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event that the aggregate cash consideration we would be required to pay for all Class A Ordinary Shares that are validly submitted for redemption, plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination, exceeds the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A Ordinary Shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of the IPO, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Limitation on Redemption upon Completion of Our Initial Business Combination if We Seek Shareholder Approval

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our fifth amended and restated memorandum and articles of association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of shares, will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the IPO, which we refer to as “Excess Shares,” without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsors or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in the IPO without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination having a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Delivering Share Certificates in Connection with the Exercise of Redemption Rights

Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” will be required to either tender their certificates (if any) to our transfer agent prior to the date set forth in the proxy solicitation or tender offer materials, as applicable, mailed to such holders, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal

At Custodian) System, at the holder’s option, in each case up to two (2) Business Days prior to the initially scheduled vote to approve the initial business combination. The proxy solicitation or tender offer materials, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate the applicable delivery requirements, which will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. Accordingly, a Public Shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two (2) Business Days prior to the initially scheduled vote on the proposal to approve the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short period in which to exercise redemption rights, it is advisable for shareholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee of approximately $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the shareholder would then have an “option window” after the completion of the business combination during which he or she could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the general meeting, would become “option” rights surviving past the completion of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the business combination is approved.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the CPTK Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

If our initial business combination is not approved or completed for any reason, then our Public Shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until March 11, 2026.

Redemption of Public Shares and Liquidation If No Initial Business Combination

At the Extraordinary General Meeting, held on May 9, 2025, shareholders approved the Extension Proposal to amend CPTK’s Fourth amended and restated memorandum and articles of association to extend the date by which CPTK must consummate an initial business combination from May 11, 2025 to March 11, 2026.

Our fifth amended and restated memorandum and articles of association provides that we have only until March 11, 2026 to consummate an initial business combination. If we have not consummated an initial business combination by March 11, 2026, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten (10) Business Days thereafter, redeem the shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account but net of taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, in the case of clauses (ii) and (iii), subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to consummate an initial business combination by March 11, 2026. Our fifth amended and restated memorandum and articles of association will provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten (10) Business Days thereafter, subject to applicable Cayman Islands law.

Our sponsors and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares they hold if we fail to consummate an initial business combination by March 11, 2026 (although they will be entitled to liquidating distributions from the trust account with respect to any Public Shares they hold if we fail to complete our initial business combination within the prescribed time frame).

Our sponsors, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our fifth amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 11, 2026 or (B) with respect to any other provision relating to the rights of holders of our Class A Ordinary Shares, unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account but net of taxes, if any, divided by the number of the then-outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsors, any executive officer, director or director nominee, or any other person.

All costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the funds held outside the trust account plus up to $100,000 of funds from the trust account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the IPO and the sale of the Private Warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00.

While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we have sought and continue to seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. Seeking such waivers from third parties, including prospective business combination targets, may deter such parties from entering into agreements with us. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, Co-Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Co-Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked Co-Sponsor to reserve for such indemnification obligations, nor have we independently verified whether Co-Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that Co-Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that Co-Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our income tax obligations, and Co-Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Co-Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Co-Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.

We will seek to reduce the possibility that Co-Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Co-Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that we liquidate, and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our trust account received by any such shareholder.

If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per Public Share to our Public Shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some, or all amounts received by our shareholders.

Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination by March 11, 2026, (ii) in connection with a shareholder vote to amend our fifth amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by March 11, 2026 or (B) with respect to any other provision relating to the rights of holders of our Class A Ordinary Shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders who redeem their Class A Ordinary Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by March 11, 2026, with respect to such Class A Ordinary Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our fifth amended and restated memorandum and articles of association, like all provisions of our fifth amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Comparison of Redemption or Purchase Prices in Connection with Our Initial Business Combination and If We Fail to Complete Our Initial Business Combination.

The following table compares the redemptions and other permitted purchases of Public Shares that may take place in connection with the completion of our initial business combination and if we have not consummated an initial business combination by March 11, 2026:

	Redemptions in Connection with Our Initial Business Combination	Other Permitted Purchases of Public Shares by Our Affiliates	Redemptions if We Fail to Complete an Initial Business Combination
Calculation of redemption price

Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our Public Shareholders may redeem their Public Shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two (2) Business Days prior to the consummation of the initial business combination (which is initially anticipated to

If we seek shareholder approval of our initial business combination, our Anchor Investor, Initial Shareholders, directors, officers, advisors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. There is no limit to the prices that our sponsors, directors, officers, advisors or their affiliates may pay in these transactions. If they engage in such transactions; they will not make any such purchases when they are in possession of any material nonpublic

If we have not consummated an initial business combination by March 11, 2026, we will redeem all Public Shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account and not previously released to us (less taxes payable and up to $100,000 of interest income to pay dissolution expenses) divided by the number of then outstanding Public Shares.

	Redemptions in Connection with Our Initial Business Combination	Other Permitted Purchases of Public Shares by Our Affiliates	Redemptions if We Fail to Complete an Initial Business Combination

be $10.00 per share), including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause our net tangible assets to be less than $5,000,001 and any limitations (including, but not limited, to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.

information not disclosed to Mkango or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

Impact to remaining shareholders	The redemptions in connection with our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of the taxes payable.	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.

The redemption of our Public Shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our sponsors, who will be our only remaining shareholders after such redemptions.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our Public Shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Properties

We currently maintain our executive offices at 40 West 57th Street, 29th Floor, New York, New York 10019. We consider our current office space adequate for our current operations.

Periodic Reporting and Financial Information

We have registered our units and Class A Ordinary Shares under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP or International Financial Reporting Standards, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of PCAOB. These financial statement requirements may limit the pool of potential target businesses we may conduct an initial business combination with because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. We cannot assure you that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We are required to evaluate our internal control procedures for the fiscal year ending December 31, 2024 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

We have filed a registration statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our initial business combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Amended) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that are held by non-affiliates equal or exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the search for a potential target business.

On August 10, 2022, we received a notice of election from Brivo, notifying us that Brivo had elected to terminate the Business Combination. As a result of such election, the Business Combination was immediately terminated. We believe that prior to termination, Brivo breached the Business Combination Agreement, and that EMBUIA LLC, an affiliate of Dean M. Drako, the Chairman of the board of directors of Brivo, breached the Stockholder Support Agreement (as defined in the Business Combination Agreement), in each case, including breaching their respective obligations not to take certain actions in connection with a Company Acquisition Proposal (as defined in the Business Combination Agreement). Following a confidential settlement arrangement reached on October 26, 2022, we are no longer pursuing any remedies in connection with the termination of the Brivo Business Combination.

Executive Compensation.

None of our executive officers or directors have received any cash compensation for services rendered to us. No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsors, directors and officers, or any of their respective affiliates, for services rendered prior to or in connection with the completion of our initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsors, directors or officers, or our or their affiliates. For the fiscal year ended December 31, 2024, no expenses have been incurred by our sponsors, directors or officers, or our or their affiliates, on behalf of Crown for which they are seeking reimbursement.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our directors and officers may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment.

MANAGEMENT OF CPTK PRIOR TO THE BUSINESS COMBINATION

The following information concerning the management of CPTK reflects the current management, prior to giving effect to the Business Combination.

The names of our executive officers and directors, their ages as of December 2, 2025, and their positions are shown below:

Name	Age	Title
Michael Minnick	59	Chief Executive Officer
Richard Chera	51	Chairman of the Board of Directors
Melissa “Lisa” Holladay	58	Director
Stephen Siegel	81	Director
Chris Rogers	67	Director

Michael Minnick, Chief Executive Officer.

Mr. Michael Minnick has served as our Chief Executive Officer since January 2023. Mr. Minnick is a Co-Founder and has been a Managing Partner at IIG Holdings since 2014, is a Co-Founder and Managing Partner of Opus Music II LLC since December 2024 and is the managing member of the Sponsor since its inception. Since May 2024, Mr. Minnick has served as the Chief Executive Officer of Target Global Acquisition I Corp., a special purpose acquisition company. Mr. Minnick served as co-chief executive officer and a director of CIIG Capital Partners II, Inc. (now known as Zapp Electric Vehicles, Inc.) (“CIIG Capital”) from February 2021 until April 2023 when CIIG Capital completed its initial business combination with Zapp Electric Vehicles Group Limited. Mr. Minnick served as the Chief Investment Officer of CIIG Merger Corp. (“CIIC”) from December 2019 to March 2021 when CIIC closed its initial business combination with Arrival Group. Mr. Minnick has also served as a Director and Co-Founder of Opus Music Group Investments, LLC from December 2021 until August 2024. From 2019 until March 2021, he was Chief Investment Officer and director of CIIC. Prior to forming IIG Holdings, he was a Co-Founder and Senior Managing Director of Interlink Investment Group, from 2012 to 2014. Mr. Minnick has experience in more than $190 billion in transaction volume, including advisory and debt and equity capital executions at JPMorgan Chase & Co. (NYSE:JPM) and The Royal Bank of Scotland Group plc (NYSE:RBS), or RBS. Mr. Minnick served in various capacities at RBS, from 2004 to 2011, culminating in his service as a Managing Director and Head of Corporate Finance in the Telecom, Media & Technology Group. From 2003 to 2004, Mr. Minnick was the Founder and Chief Executive Officer of Traffic Networks, a startup that developed mobile and online real-time traffic information for the New York Metropolitan markets. From 1996 to 2002, Mr. Minnick served in different positions within Investment Banking at JPMorgan Chase & Co. including the Telecom, Media & Technology Group and the Global Syndicated Finance Group. Prior to joining JPMorgan Chase & Co., Mr. Minnick was an Associate at The Bank of Nova Scotia in the Corporate Finance and Syndications division from 1994 to 1996. Mr. Minnick began his career at AT&T (NYSE:T) where he served in several analyst capacities from 1989 to 1992, including as a Financial Analyst in the Market Analysis & Forecasting Division for Business Communications Services within the Chief Financial Officer division. From 2012 to 2019, he served as a Director of Paystar Inc., a privately-held FinTech company. Mr. Minnick received a M.B.A. from Cornell University and a B.A. from The University of St. Thomas.

Richard Chera, Chairman of the Board of Directors

Richard Chera has been a member of the CPTK Board since September 2020. Mr. Chera served as CPTK’s Chief Executive Officer from September 2020 until January 2023. He is a co-founder and has served as Senior Managing Director of Crown Acquisitions Inc. since 2004. Mr. Chera has been the Chief Executive Officer of First Mile Capital, a multi-strategy fund, since 2022. Mr. Chera is also a co-founder of ReWyre®, a technology aggregator and intelligent city master planner based in New York City. Mr. Chera also serves on the boards of various nonprofit organizations that focus on public health, children’s and seniors’ services, as well as business growth opportunities for entrepreneurs. Mr. Chera attended The Sanno Institute in Tokyo, Japan in 1992 and New York University’s Stern School of Business from 1992-1995. CPTK believes Mr. Chera’s experience in leading large real estate transactions in the U.S., Canada and UK and numerous retail developments make him well qualified to serve on the CPTK Board.

Lisa Holladay, Director

Lisa Holladay has been a member of the CPTK Board since February 2021. Since April 2020, Ms. Holladay has been Chief Experience Officer of TIGER 21, a peer-to-peer learning company. From September 2016 to April 2020, Ms. Holladay served as Global Brand Leader of five of Marriott International’s luxury brands, including The Ritz-Carlton Hotel and The St. Regis Hotels & Resorts. From 2012 to 2016, Ms. Holladay served as Vice President, Global Brand Marketing for The Ritz-Carlton Hotel Company, L.L.C. Prior to joining Marriott, Ms. Holladay was National Manager of Experiential Marketing of Mercedes-Benz USA, an automotive company. Ms. Holladay also serves on the board of the Erwin Center for Brand Communications at Clemson University. Ms. Holladay has an M.A. from Georgetown University and a B.A. from Clemson University. CPTK believes Ms. Holladay’s experience in customer experience, hospitality and marketing makes her well qualified to serve on the CPTK Board.

Stephen Siegel, Director

Stephen Siegel has been a member of the CPTK Board since February 2021. Since July 2003, Mr. Siegel has served as the Chairman, Global Brokerage at CBRE, Inc. Prior to the merger with CBRE, Mr. Siegel was Chairman and Chief Executive Officer of Insignia/ESG. Before that, he became President and Chief Executive Officer of Cushman & Wakefield at the age of 37. Mr. Siegel has arranged multimillion-dollar transactions for some of the nation’s most prominent corporate clients over the years. More recently, Mr. Siegel closed major deals with the headquarters of HBC (400,000 sq. ft.), Headquarters of Apollo (300,000 sq. ft.), Estee Lauder, Corp. Headquarters (300,000 sq. ft.) and the Headquarters for L’Oreal (400,000 sq. ft.). He sits on numerous nonprofit boards, such as Gift of Life and National Jewish Health. He has honorary doctorates from Baruch College, Yeshiva University, Monmouth University and St. Thomas Aquinas University. CPTK believes Mr. Siegel’s experience as an industry leader and benefactor makes him well qualified to serve on the CPTK Board.

Chris Rogers, Director

Chris Rogers has been a member of the CPTK Board since May 2023. Mr. Rogers has over 30 years of operating and investing experience and has served in his current capacity as Partner at Lumia Capital LLC since 2013. He served as a member of CIIG Capital’s board of directors from September 2021 to April 2023. From 2019 until March 2021, he was a director of CIIG Merger Corp. Mr. Rogers co-founded Nextel Communications in 1987, which later sold to Sprint Corporation (NYSE:S) in 2005. Mr. Rogers served as Senior Vice President at Nextel, implementing numerous strategies and campaigns. Mr. Rogers moved to Sprint in 2005 after Nextel was acquired, where he served as a Senior Vice President of Corporate Development and Spectrum until 2012. He oversaw mergers, acquisitions, divestitures, equity investments and joint ventures in the role and was also responsible for management and oversight of wireless spectrum licenses and Sprint’s portfolio of emerging technology investments. Mr. Rogers received his B.A. from Tufts University and his J.D. from the Catholic University of America.

Number and Terms of Office of Officers and Directors

The CPTK Board consists of four members, divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to CPTK’s first general meeting) serving a three-year term. We may not hold an annual general meeting of shareholders to elect new directors prior to the consummation of our initial business combination.

Only holders of Class B Ordinary Shares have the right to appoint directors in any general meeting held prior to or in connection with the completion of an initial business combination. Holders of the Class A Ordinary Shares are not entitled to vote on the appointment of directors during such time. These provisions of CPTK’s fifth amended and restated memorandum and articles of association relating to the rights of holders of Class B Ordinary Shares to appoint directors may be amended by a special resolution passed by a majority of at least 90% of the ordinary shares voting in a general meeting.

CPTK’s officers are appointed by the CPTK Board and serve at the discretion of the CPTK Board, rather than for specific terms of office. The CPTK Board is authorized to appoint officers as it deems appropriate pursuant to CPTK’s fifth amended and restated memorandum and articles of association.

Director Independence

An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). CPTK currently has three “independent directors” as defined in the SEC rules. The CPTK Board has determined that Ms. Holladay, Mr. Siegel and Mr. Rogers are “independent directors” as defined in the SEC rules. CPTK’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The CPTK Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. All of CPTK’s committees are composed solely of independent directors. Subject to phase-in rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by the CPTK Board and has the composition and responsibilities described below. The charter of each committee is available on CPTK’s website (https://www.crownproptech.com/). Information contained on CPTK’s website is not part of this Form 10-K, and the inclusion of CPTK’s website address in this Form 10-K is an inactive textual reference only.

Audit Committee

We established an audit committee (the “CPTK Audit Committee”) of the CPTK Board. Lisa Holladay, Chris Rogers and Stephen Siegel serve as the members and Chris Rogers serves as chair of the CPTK Audit Committee. Lisa Holladay, Chris Rogers and Stephen Siegel are independent of and unaffiliated with our sponsors and our underwriters. Under the applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent.

Lisa Holladay, Chris Rogers and Stephen Siegel are financially literate and the CPTK Board has determined that Chris Rogers qualifies as an “audit committee financial expert” and has accounting or related financial management expertise. CPTK has adopted the CPTK Audit Committee charter, which details the principal functions of the CPTK Audit Committee, including:

•        assisting board oversight of (1) the integrity of CPTK’s financial statements, (2) CPTK’s compliance with legal and regulatory requirements, (3) CPTK’s independent registered public accounting firm’s qualifications and independence, and (4) the performance of CPTK’s internal audit function and independent auditors; the appointment, compensation, retention, replacement, oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by CPTK;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by CPTK, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with CPTK in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss CPTK’s annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing CPTK’s specific disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to CPTK entering into such transaction; and

•        reviewing with management, the independent auditors, and CPTK’s legal advisors, as appropriate, any legal, regulatory, or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding CPTK’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC, or other regulatory authorities.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee (the “CPTK Nominating and Corporate Governance Committee”) of the CPTK Board. The members of our nominating and corporate governance are Chris Rogers, Lisa Holladay and Stephen Siegel. Stephen Seigel serves as chair of the nominating and corporate governance committee.

We have adopted the CPTK Nominating and Corporate Governance Committee charter, which details the purpose and responsibilities of the CPTK Nominating and Corporate Governance Committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter of the CPTK Nominating and Corporate Governance Committee also provides that the the CPTK Nominating and Corporate Governance Committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and has been directly responsible for approving the search firm’s fees and other retention terms.

CPTK has not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the CPTK Board considers educational background, diversity of professional experience, knowledge of CPTK’s business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of CPTK shareholders. Prior to an initial business combination, holders of CPTK’s Public Shares will not have the right to recommend director candidates for nomination to the CPTK Board.

Compensation Committee

Lisa Holladay, Chris Rogers and Stephen Siegel serve as the members and Lisa Holladay serves as chair of the compensation committee of the CPTK Board (the “CPTK Compensation Committee”). CPTK has adopted the CPTK Compensation Committee charter, which details the principal functions of the CPTK Compensation Committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to CPTK’s chief executive officer’s compensation;

•        evaluating CPTK’s chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of CPTK’s chief executive officer based on such evaluation;

•        reviewing and making recommendations to the CPTK Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to CPTK Board approval of all of CPTK’s other officers;

•        reviewing CPTK’s executive compensation policies and plans;

•        implementing and administering CPTK’s incentive compensation and equity-based remuneration plans;

•        assisting management in complying with CPTK’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments, and other special compensation and benefit arrangements for CPTK’s officers and employees;

•        producing a report on executive compensation to be included in CPTK’s annual proxy statement; and

•        reviewing, evaluating, and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of CPTK’s existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the CPTK Compensation Committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the CPTK Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the CPTK Compensation Committee will consider the independence of each such adviser, including the factors required by the SEC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2024 there were no delinquent filers.

Code of Ethics

CPTK adopted a Code of Business Conduct and Ethics (“Code of Ethics”) applicable to CPTK directors, officers, and employees. You can review this document by accessing CPTK’s public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of the CPTK Board will be provided without charge upon request in writing to Crown PropTech Acquisitions, 40 West 57th Street, 29th Floor, New York, NY 10019. If CPTK makes any amendments to CPTK’s the Code Ethics other than technical, administrative or other non-substantive amendments, or grants any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to CPTK’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC rules, CPTK will disclose the nature of such amendment or waiver on CPTK’s website. The information included on CPTK’s website is not incorporated by reference into this proxy statement/prospectus or in any other report or document CPTK files with the SEC, and any references to CPTK’s website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the fifth amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our fifth amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer on the one hand, and us, on the other. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the other entities to which our officers and directors currently have fiduciary duties.

Individual	Entity/Organization	Entity’s Business	Affiliation
Michael Minnick	International Investment Group Holdings LLC	Investment Company	Managing Partner
	Target Global Acquisition I Corp.	Special Purpose Acquisition Company	Chief Executive Officer
	Opus Music II LLC	Investment Company	Co-Founder and Managing Partner

Richard Chera	Crown Acquisitions	Real Estate Holding Company	Senior Managing Director
	First Mile Capital	Investment Company	Chief Executive Officer

Lisa Holladay	TIGER 21	Peer-to-Peer Lending	Chief Experience Officer
	Clemson University (Erwin Center for Brand Communications)	Education	Board Member

Stephen Siegel	CBRE, Inc.	Real Estate and Investment Firm	Chairman, Global Brokerage

Chris Rogers	Lumia Capital	Investment Company	Partner

There are also other potential conflicts of interest:

•        CPTK’s officers and directors are not required to, and will not, commit their full time to CPTK’s affairs, which may result in a conflict of interest in allocating their time between CPTK’s operations and CPTK’s search for a business combination and their other businesses. CPTK currently does not have and does not intend to have any full-time employees prior to the completion of an initial business combination. Each of CPTK’s officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and CPTK’s officers are not obligated to contribute any specific number of hours per week to CPTK’s affairs.

•        Co-Sponsor purchased Class B Ordinary Shares prior to the date of CPTK’s initial public offering and purchased Private Warrants in a transaction that closed simultaneously with the closing of CPTK’s initial public offering. In February 2021, Co-Sponsor transferred 690,000 Class B Ordinary Shares to the Anchor Investor and transferred 50,000 Class B Ordinary Shares to each of CPTK’s four independent directors prior to CPTK’s initial public offering. In January 2023 Co-Sponsor sold 5,662,000 Class B Ordinary Shares and 250,667 Private Warrants to Sponsor. The sponsors, officers, and directors have entered into a letter agreement with CPTK, pursuant to which they have agreed to waive their redemption rights with respect to their Class B Ordinary Shares and Public Shares in connection with the completion of an initial business combination. Additionally, the sponsors, officers, and directors have agreed to waive their rights to liquidating distributions from the trust account with respect to their Class B Ordinary Shares if CPTK fails to complete an initial business combination within the prescribed time frame. If CPTK does not complete an initial business combination within the prescribed time frame, the Private Warrants will expire worthless. Furthermore, the sponsors, the Anchor Investor and CPTK’s officers and directors have agreed not to transfer, assign or sell any of their Class B Ordinary Shares and any Public Shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of an initial business combination or (ii) the date following the completion of an initial business combination on which CPTK completes a liquidation, merger, share exchange or other similar transaction that results in all of CPTK shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of Public Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial business combination, the Class B Ordinary Shares will be released from the lockup.

•        The Private Warrants (including the Public Shares issuable upon exercise of the Private Warrants) will not be transferable until 30 days following the completion of an initial business combination. Because each of CPTK’s officers and directors will own common shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•        Each of Richard Chera, CPTK’s former Chief Executive Officer and Chairman of the CPTK Board and an affiliate of Co-Sponsor and Stephen Siegel, a director, originally invested $2,271,000 and $230,000 in Co-Sponsor, respectively and hold interests in the Co-Sponsor, or directly in CPTK, that currently represent an interest of up to 348,000 Class B Ordinary Shares and 3,760,000 Private Warrants. All of such securities would be worthless if a business combination is not consummated by March 11, 2026 (unless such date is extended in accordance with the SPAC Charter).

•        On November 30, 2021, CPTK entered into a convertible note with Mr. Chera, CPTK’s former Chief Executive Officer and Chairman of the CPTK Board, pursuant to which Mr. Chera agreed to loan CPTK up to an aggregate principal amount of $1,500,000. The 2021 Convertible Note was non-interest bearing and due on the earlier of: (i) 12 months from the date thereof or (ii) the date on which we consummate a business combination. If we do not consummate a business combination, we may use a portion of any funds held outside the trust account to repay the Convertible Note; however, no proceeds from the trust account may be used for such repayment if we do not consummate a business combination. On May 31, 2023, the A&R Note was amended and restated in the aggregate principal amount of up to $1,000,000 to be due on the earlier of: (i) February 11, 2024; (ii) the date on which CPTK consummates a business combination or (iii) the effective date of a liquidation of CPTK. Additionally, due to a waiver by Mr. Chera, the A&R Note no longer provides for a conversion right. On March 28, 2025, the Second A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which CPTK consummates an initial business combination; or (iii) the effective date of a liquidation of CPTK.

•        On January 17, 2023, the Sponsor and Co-Sponsor entered into the Securities Assignment Agreement, whereby Co-Sponsor sold, transferred and assigned 5,662,000 Class B Ordinary Shares of CPTK and 250,667 Private Warrants to purchase Public Shares of CPTK to Sponsor. In connection with entry into the Securities Assignment Agreement, Sponsor (i) entered into a letter agreement with CPTK and (ii) entered into a joinder agreement to the Registration Rights Agreement entered into by Co-Sponsor in connection with CPTK’s initial public offering.

•        Mr. Minnick, CPTK’s Chief Executive Officer and the Managing Member of Sponsor, invested $20,514 and $1,203, respectively, to acquire 5,622,000 Class B Ordinary Shares and 250,667 Private Warrants from Co-Sponsor. All of such securities would be worthless if a business combination is not consummated by March 11, 2026 (unless such date is extended in accordance with the SPAC Charter).

•        On June 2, 2025, the BCA Note Investor, an entity affiliated with Mr. Chera, deposited $500,000 into escrow with the release of such $500,000 to the Company pending the satisfaction of certain conditions including the execution of the Business Combination Agreement. On July 2, 2025, the Company issued the BCA Note with an initial aggregate principal amount of $500,000 pursuant to the June 2025 NPA. On January 2, 2026, the Company made the $7,500 cash interest payment and increased the BCA Note principal amount to $522,500.

•        On February 13, 2026, the Company issued the F-4 Note with an initial aggregate principal amount of $250,000 pursuant to the June 2025 NPA in connection with the initial confidential submission of the Form F-4 registration statement.

•        Mr. Minnick and an affiliated entity of Mr. Minnick entered into the June 2025 letter agreement with the BCA Note Investor. The June 2025 letter agreement includes a put option buyout by Mr. Minnick and/or his affiliate in the event if for any reason whatsoever the BCA Note Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by the Company. In addition, Sponsor agreed to transfer 250,000 Class B Ordinary Shares to the BCA Note Investor if CPTK consummates the Business Combination.

•        CPTK’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to CPTK’s initial business combination.

In no event will the Sponsors or any of CPTK’s existing officers or directors, or any of their respective affiliates, be paid by CPTK any finder’s fee, consulting fee, or other compensation prior to, or for any services they render in order to effectuate, the completion of an initial business combination. Further, commencing on the date that the CPTK securities were first listed on the NYSE through the earlier of consummation of an initial business combination and CPTK’s liquidation, pursuant to an administrative services agreement (the “Administrative Services Agreement”), CPTK agreed to pay Co-Sponsor or an affiliate thereof up to $15,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team (the “Administrative Support Payments”).

Pursuant to a subsequent letter agreement, Co-Sponsor is no longer entitled to receive any Administrative Support Payments and CPTK is no longer required to pay any such payments. As of the date of this Annual Report, CPTK has not made any Administrative Support Payments pursuant to the Administrative Support Agreement and does not expect to incur any related expenses in the near future.

CPTK cannot assure you that any of the above-mentioned conflicts will be resolved in CPTK’s favor.

The sponsors, officers, and directors have agreed to vote their Class B Ordinary Shares and any shares purchased during or after the offering in favor of an initial business combination.

CPTK Management’s Discussion and Analysis of
Financial Condition and Results of Operations

References in this section to “we,” “our,” “us,” or “CPTK” refer to Crown PropTech Acquisitions. References to our “management” or our “management team” refer to our officers and directors. References to the “Sponsor” refer to Crown PropTech Sponsor, LLC prior to the Securities Assignment Agreement and to CIIG Management III LLC after the Securities Assignment Agreement. References to the Sponsors refers collectively to both Crown PropTech Sponsor, LLC and CIIG Management III LLC. The following discussion and analysis of CPTK’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on September 24, 2020 for the purpose of effecting a business combination. Our sponsors are Crown PropTech Sponsor, LLC, a Delaware limited liability company and CIIG Management III LLC, a Delaware limited liability company.

The registration statement for our IPO became effective on February 8, 2021. On February 11, 2021, we consummated the IPO of 27,600,000 units, which included the exercise of the underwriters’ option to purchase an additional 3,600,000 units at the IPO price to cover over-allotments, at $10.00 per Unit, generating gross proceeds of $276.0 million, and incurring offering costs of approximately $15.7 million, inclusive of approximately $9.66 million in deferred underwriting commissions.

Simultaneously with the closing of the IPO, we consummated the private placement (“Private Placement”) of 5,013,333 warrants (each, a “Private Warrant” and collectively, the “Private Warrants”), at a price of $1.50 per Private Warrant with Co-Sponsor, generating gross proceeds of approximately $7.5 million.

Upon the closing of the IPO and the Private Placement, approximately $276.0 million ($10.00 per Unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in the Trust Account, located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by us, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.

Change in Management, Sponsor and Board of Directors

On January 17, 2023, Richard Chera informed CPTK of his decision to resign as Chief Executive Officer and principal financial and accounting officer of CPTK, effective immediately. Mr. Chera’s resignation was voluntary and not the result of any disagreement with the operations, policies or practices of CPTK. Mr. Chera shall continue to serve as a director of the CPTK.

On January 17, 2023, the CPTK Board appointed Mr. Gavin Cuneo and Mr. Michael Minnick as co-Chief Executive Officers of CPTK, effective immediately.

Additionally, in connection with this appointment, each of Mr. Cuneo and Mr. Minnick entered into an Indemnity Agreement and a Letter Agreement with CPTK on the same terms as the Indemnity Agreements and Letter Agreements entered into by the directors and officers of CPTK at the time of CPTK’s IPO. In addition, Sponsor entered into the Letter Agreement. Sponsor also entered into that certain joinder agreement to the Registration Rights Agreement as described in further detail below.

On January 17, 2023, the Sponsor and Co-Sponsor entered into the Securities Assignment Agreement, whereby Co-Sponsor sold, transferred and assigned 5,662,000 Class B Ordinary Shares and 250,667 Private Warrants to Sponsor. In connection with entry into the Securities Assignment Agreement, Sponsor (i) entered into a Letter Agreement with CPTK (the “Letter Agreement”) and (ii) entered into a joinder agreement to the Registration Rights Agreement entered into by Co-Sponsor in connection with CPTK’s IPO. As a result of the above transaction the original SPAC sponsor became the Co-Sponsor.

In connection with the above transaction, Co-Sponsor entered into a letter agreement dated as of January 17, 2023, whereby Co-Sponsor is no longer entitled to receive any payments under the Administrative Services Agreement and CPTK is no longer required to pay any such payments. Since January 17, 2023, CPTK has not made any payments pursuant to the administrative agreement and does not expect to incur any related expenses in the near future.

On May 5, 2023, Frits van Paasschen, a member of the CPTK Board, chair of the CPTK Audit Committee, chair of the CPTK Nominating and Corporate Governance Committee, and a member of the CPTK Compensation Committee, notified the CPTK Board of his resignation from the CPTK Board, effective upon the acceptance by the CPTK Board, which the CPTK Board accepted on May 8, 2023. Mr. van Paasschen’s resignation was voluntary and not the result of any disagreement with the operations, policies or practices of CPTK.

On May 8, 2023, the CPTK Board elected Chris Rogers as a member of the CPTK Board, chair of the CPTK Audit Committee, a member of the CPTK Nominating and Corporate Governance Committee, and a member of the CPTK Compensation Committee, effective immediately.

On February 15, 2024, Gavin Cuneo notified CPTK of his decision to resign as the co-chief executive officer of CPTK, effective immediately. Mr. Cuneo also served as CPTK’s principal financial and accounting officer and resigned from such positions as well. Mr. Cuneo’s decision to resign was not the result of any dispute or disagreement with CPTK or any matter relating to CPTK’s operations, policies or practices.

Michael Minnick, CPTK’s Chief Executive Officer, assumed the role of principal financial and accounting officer of CPTK effective upon Mr. Cuneo’s resignation. Mr. Minnick has served as CPTK’s Co-Chief Executive Officer since January 2023.

Extraordinary General Meetings

February 9, 2023

Beginning on January 31, 2023, and continuing until the Extraordinary General Meeting, CPTK and Sponsor entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 1,500,000 Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 4,000,000 Class A Ordinary Shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors an aggregate of 1,500,000 Class A Ordinary Shares upon conversion of the Class B Ordinary Shares in connection with the consummation of an initial Business Combination.

On February 9, 2023, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from February 11, 2023 to February 11, 2024.

In connection with the vote to approve the 2023 Extension Proposal, shareholders holding an aggregate of 23,403,515 shares of CPTK’s Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $238,305,063 (approximately $10.18 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 4,196,485 Class A Ordinary Shares issued and outstanding.

February 9, 2024

On February 9, 2024, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Second Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from February 11, 2024 to August 11, 2024.

In connection with the vote to approve the February 2024 Extension Proposal, shareholders holding an aggregate of 2,195,847 shares of CPTK’s Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $23,724,846 (approximately $10.80 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 2,000,638 Class A Ordinary Shares issued and outstanding.

Associated with the February 9, 2024 Extraordinary General Meeting, CPTK and Sponsor entered into the February 2024 Non-Redemption Agreements with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their February 2024 Non-Redeemed Shares in connection with the February 9, 2024 Extraordinary General Meeting, Sponsor will agree to transfer to such investors Class B Ordinary Shares held by Sponsor immediately following the consummation of an initial Business Combination if they continue to hold such February 2024 Non-Redeemed Shares through the February 9, 2024 Extraordinary General Meeting.

The February 2024 Non-Redemption Agreements provide for the assignment of up to 464,414 Class B Ordinary Shares, par value $0.0001 per share, held by Sponsor to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the February 9, 2024 Extraordinary General Meeting.

August 9, 2024

On August 9, 2024, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Third Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from August 11, 2024 to May 11, 2025. In connection with the vote to approve the August 2024 Extension Proposal, shareholders holding an aggregate of 1,487,025 shares of Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $16,484,256 (approximately $11.09 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 513,613 Class A Ordinary Shares issued and outstanding.

Associated with the August 9, 2024 Extraordinary General Meeting, CPTK and Sponsor entered into the August 2024 Non-Redemption Agreements with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their August 2024 Non-Redeemed Shares in connection with the August 9, 2024 Extraordinary General Meeting, Sponsor will agree to transfer to such investors Class B Ordinary Shares held by Sponsor immediately following the consummation of an initial Business Combination if they continue to hold such August 2024 Non-Redeemed Shares through the August 9, 2024 Extraordinary General Meeting.

The August 2024 Non-Redemption Agreements provide for the assignment of up to 115,287 Class B Ordinary Shares held by Sponsor to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the August 9, 2024 Extraordinary General Meeting.

May 9, 2025

On May 9, 2025, CPTK’s shareholders approved an amendment to amend and restate CPTK’s Fourth Amended and Restated Memorandum and Articles of Association to extend the date by which CPTK must consummate an initial Business Combination from May 11, 2025 to March 11, 2026.

In connection with the vote to approve the May 2025 Extension Proposal, shareholders holding an aggregate of 21,807 shares of Class A Ordinary Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result approximately, $0.25 million (approximately $11.47 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 491,806 Class A Ordinary Shares issued and outstanding.

Associated with the May 9, 2025 Extraordinary General Meeting, CPTK and Sponsor entered into the May 2025 Non-Redemption Agreements with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their May 2025 Non-Redeemed Shares in connection with the May 9, 2025 Extraordinary General Meeting, Sponsor will agree to transfer to such investors Class B Ordinary Shares held by Sponsor immediately following the consummation of an initial Business Combination if they continue to hold such May 2025 Non-Redeemed Shares through the May 9, 2025 Extraordinary General Meeting.

The May 2025 Non-Redemption Agreements provided for the assignment of up 115,287 Class B Ordinary Shares held by Sponsor to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the May 9, 2025 Extraordinary General Meeting.

Notice of Delisting

On February 12, 2024, the NYSE determined that CPTK was not in compliance with Section 802.01B and 102.06e of the NYSE Listed Company Manual because CPTK failed to consummate a Business Combination within the shorter of (i) the time period specified by its constitutive documents or by contract or (ii) three years. As such, the NYSE had determined to commence proceedings to delist from the NYSE Class A Ordinary Shares and SPAC Units.

Trading of CPTK’s securities was suspended on February 12, 2024. The NYSE applied to the SEC to delist CPTK’s securities upon completion of all applicable procedures. CPTK did not appeal the staff’s determination and, accordingly, CPTK’s securities were delisted from the NYSE.

If we have not completed a business combination by March 11, 2026 (the “Combination Period”), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) Business Days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless if we fail to consummate a business combination within the Combination Period, including any extension thereto that may be approved by our shareholders.

Proposed Business Combination

On July 2, 2025, SPAC, Merger Sub, the Company, Mkango Polska, and certain other parties entered into the Original Business Combination Agreement. On February 13, 2026, CPTK and the Company entered into Amendment No. 1 to the BCA.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, Merger Sub will be merged with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of Company. Concurrently therewith, Company will become a publicly traded company, expected to operate under the name “Mkango Rare Earths Limited,” and its common shares are expected to trade on Nasdaq.

The proposed Merger and the other Transactions are expected to be consummated after the required approval by the shareholders of SPAC and the satisfaction of certain other conditions summarized below.

Financial Advisor Service Agreement

On June 1, 2025, CPTK engaged Jett Capital as financial advisor to advise CPTK on their proposed Business Combination with the Company, Mkango Polska, and certain other parties.

Settlement of Payables

For the years ended December 30, 2024 and 2023, CPTK did not settle any payables with vendors or related parties, reporting aggregate amounts of $0 for both periods in accordance with ASC Topic 405, “Liabilities.” The 2023 settlement of payables of $339,107 with related parties is in relation to the Administrative Services Agreement. As this is with a related party, CPTK recognized $339,107 in the statement of changes in shareholders’ deficit for the settlement of these payables. The remaining $420,536 was recognized as a gain in the statement of operations. There were no settled payables for the year ended December 31, 2024.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities, those necessary to prepare for the IPO and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three and nine months ended September 30, 2025 and 2024

For the three months ended September 30, 2025, we had net loss of $187,187. We incurred $281,409 of operating costs partially offset by a change in fair value of warrant liabilities of $35,533 and trust dividend income of $58,689.

For the three months ended September 30, 2024, we had a net loss of $161,227 driven by $260,603 of operating costs and non-redemption agreement expense of $75,341, partially offset by income in our trust account of $174,717.

For the nine months ended September 30, 2025, we had net loss of $2,103,992. We incurred $2,059,665 of operating costs, non-redemption agreement expense of $223,138 and change in fair value of warrant liabilities of $14 partially offset by trust dividend income of $178,797.

For the nine months ended September 30, 2024, we had a net loss of $259,248 driven by non-redemption agreement expense of $451,322 and $688,859 of operating costs partially offset by income in our trust account for $880,933.

For the years ended December 31, 2024 and 2023

For the year ended December 31, 2024, we had net loss of $204,458 driven by a non-redemption agreement expense of $451,322 and $700,481 of operating costs, partially offset by trust dividend income of $947,345.

For the year ended December 31, 2023, we had net income of $523,546. We generated income in our trust account for $3,372,354 and settled payables of $420,536 partially offset by $2,112,830 in operating costs, $1,156,500 in non-redemption agreement expense and $14 from a change in the fair value of the warrant liabilities.

Liquidity, Capital Resources and Going Concern

On February 11, 2021, we consummated our IPO of 27,600,000 Units, at a price of $10.00 per Unit, which included the exercise of the underwriters’ option to purchase an additional 3,600,000 Units at the IPO price to cover over-allotments. The Units were sold, generating gross proceeds of $276,000,000. Substantially concurrently with the closing of the IPO, we completed the Private Placement of 5,013,333 Private Warrants to Co-Sponsor and the Anchor Investor at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to CPTK of $7,520,000.

Following the IPO, the sale of the Private Warrants, and the underwriters’ election to fully exercise their over-allotment option, a total of $276,000,000 was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee, and we had $1,919,091 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. We incurred $16,505,915 in transaction costs, including $5,520,000 of underwriting fees, $9,660,000 of deferred underwriting fees, $795,825 of excess fair value of the Anchor Investor shares and $530,090 of other offering costs. In December 2022, the underwriters agreed to waive their right to receive any additional deferred underwriting discount.

For the nine months ended September 30, 2025, cash used in operating activities was $498,776, resulting from a net loss of $2,103,992 which was impacted non-redemption agreement expense of $223,138 change in fair value of warrant liabilities of $14, trust dividend income of $178,797 and changes in operating assets and liabilities of $1,560,889.

For the nine months ended September 30, 2024, cash used in operating activities was $263,483, resulting from a net loss of $259,248 which was impacted by non-redemption agreement expense of $451,322, trust dividend income of $880,933 and changes in operating assets and liabilities of $425,376.

As of September 30, 2025 and December 31, 2024, we had cash outside the trust account of $425 available for working capital needs and working capital deficits of $4,917,295 and $2,977,586, respectively. All remaining cash held in the trust account is generally unavailable for our use, prior to an initial business combination, and is restricted for use either in a business combination or to redeem ordinary shares. As of September 30, 2025 and December 31, 2024, none of the amount in the trust account was available to be withdrawn as described above.

Through September 30, 2025, our liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, the remaining net proceeds from the IPO, the sale of Private Warrants, the Promissory Note and the Convertible Note (as defined below) and capital contributions from the Sponsors of $793,374.

For the year ended December 31, 2024, cash used in operating activities was $273,885, resulting from a net loss of $204,458 which was impacted by non-redemption agreement expense of $451,322, trust dividend income of $947,345 and changes in operating assets and liabilities of $426,596.

For the year ended December 31, 2023, cash used in operating activities was $917,716, resulting from the net income of $523,546 which was impacted by unrealized loss on change in fair value of warrant liabilities of $14, settlement of payables of $420,536, non-redemption agreement expense associated with the non-redemption agreements of $1,156,500, trust dividend income of $3,372,354 and changes in operating assets and liabilities of $1,195,114.

As of December 31, 2024 and 2023, we had cash outside the trust account of $425 and $652, respectively, available for working capital needs and working capital deficits of $2,977,586 and $2,277,105, respectively. All remaining cash held in the trust account is generally unavailable for our use, prior to an initial business combination, and is restricted for use either in a business combination or to redeem ordinary shares. As of December 31, 2024 and 2023, none of the amount in the trust account was available to be withdrawn as described above.

Through December 31, 2024, our liquidity needs were satisfied through receipt of $25,000 from the sale of the Class B Ordinary Shares, the remaining net proceeds from the IPO, the sale of Private Warrants, the Promissory Note and the 2021 Convertible Note (as defined below) and capital contributions from the Sponsors of $673,418.

On November 30, 2021, we entered into a convertible note with Richard Chera, our former Chief Executive Officer and Director, pursuant to which Mr. Chera agreed to loan us up to an aggregate principal amount of $1,500,000 (the “2021 Convertible Note”). The 2021 Convertible Note was non-interest bearing and due on the earlier of: (i) 12 months from the date thereof or (ii) the date on which we consummate a business combination. If we do not consummate a business combination, we may use a portion of any funds held outside the trust account to repay the 2021 Convertible Note; however, no proceeds from the trust account may be used for such repayment if we do not consummate a business combination. On May 31, 2023, and effective as of January 17, 2023, the 2021 Convertible Note was amended and restated (the “A&R Note”) in the aggregate principal amount of up to $1,000,000 to be due on the earlier of: (i) February 11, 2024; (ii) the date on which CPTK consummates a business combination or (iii) the effective date of a liquidation of CPTK. Additionally, due to a waiver by Mr. Chera, the A&R Note no longer provides for a conversion right.

On March 28, 2025, and effective as of February 11, 2024, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which CPTK consummates a business combination; or (iii) the effective date of a liquidation of CPTK (the “Second A&R Note”).

Borrowing under the Second A&R Note and the advances from Sponsor are reported on the balance sheets as due to related parties. At September 30, 2025 and December 31, 2024, CPTK reported $1,567,897 and $1,189,077, respectively, on the balance sheets.

CPTK has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. CPTK lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements are issued. Although no formal agreement exists, the Sponsors are committed to extend loans as needed.

Accordingly, CPTK may not be able to obtain additional financing. If CPTK is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not limited to, curtailing operations, suspending the pursuit of a potential merger target, and reducing overhead expenses. CPTK cannot provide any assurance that new financing will be available to in on commercially acceptable terms, if at all, or that its plans to consummate an initial Business Combination will be successful.

In connection with CPTK’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the above liquidity issues and the mandatory liquidation and subsequent dissolution, should CPTK be unable to complete a Business Combination, raises substantial doubt about CPTK’s ability to continue as a going concern. CPTK has until March 11, 2026, or by the end of any extension to the Combination Period, to consummate a Business Combination. These conditions raise substantial doubt about CPTK’s ability to continue as a going concern for a period of time within one year from the date that the financial statements are issued. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should CPTK be required to liquidate after March 11, 2026.

Commitments and Contingencies

Registration Rights

The holders of the Class B Ordinary Shares, Private Warrants and any warrants that may be issued upon conversion of working capital loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the Class B Ordinary Shares) are entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of the IPO requiring CPTK to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that CPTK register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a business combination. CPTK will bear the expenses incurred in connection with the filing of any such registration statements. On November 10, 2021 (but effective as of the closing of the Brivo Business Combination), and as part of the Brivo Business Combination, New Brivo, Co-Sponsor, Anchor Investor and certain other shareholders and directors and officers of Crown and Brivo entered into the Amended and Restated Registration Rights Agreement (the “Brivo Registration Rights Agreement”). As part of the termination of the Business Combination, the Brivo Registration Rights Agreement was automatically terminated.

Underwriting Agreement

A deferred underwriting discount of $0.35 per Unit, or $9,660,000 in the aggregate, was payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete an initial business combination, subject to the terms of the underwriting agreement. In December 2022, the underwriters agreed to waive their right to receive any additional deferred underwriting discount and as a result, CPTK de-recognized the related deferred underwriting discount. CPTK considers the deferred underwriting discount an offering cost. Offering costs are charged to shareholders’ equity or statement of operations based on the relative value of the Public Warrants to the proceeds received from the Units sold upon the completion of the IPO. Upon the waiver of the deferred underwriting discount, a portion of the deferred underwriting discount was recorded to the statement of operations and to shareholders’ equity. For the year ended December 31, 2022, in relation to the waiver of the deferred underwriting discount, CPTK recognized other income of $479,780 for offering costs related to warrant issuance and an increase in additional paid-in capital of $9,180,220.

Advisory Service Agreements

We may enlist various entities as capital market advisors to assist in the identification and consummation of an initial business combination. Fees for such services will be payable only upon consummation of an initial business combination by us.

As discussed above, on June 1, 2025, CPTK engaged Jett Capital as financial advisor to advise CPTK on their proposed Business Combination with the Company, Mkango Polska, and certain other parties. Jett Capital is entitled to a cash fee upon the Closing as compensation for its services to CPTK payable as follows:

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are $15.0 million, or less, Jett Capital shall receive a cash transaction fee equal to $2.5 million with $500,000 of the cash transaction fee paid at the Closing, and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Company following the Business Combination.

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are greater than $15.0 million, but less than $25.0 million, Jett Capital shall receive a cash transaction fee equal to $2.5 million with the cash transaction fee paid at the Closing equal to 50% of every dollar in proceeds (net of offering fees) above $15.0 million paid in cash up to a total of $2.5 million and any remaining balance owed on the $2.5 million cash transaction fee deferred and payable upon close of the first offering completed by Company following the Business Combination.

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to or greater than $25.0 million, but less than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million with $2.5 million of the cash transaction fee paid at the Closing and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Company following the Business Combination.

•        In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to greater than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million at the Closing.

Administrative Support Agreement

We previously entered into an administrative agreement to pay Co-Sponsor or an affiliate thereof a total of up to $15,000 per month for the Administrative Support Payments. Pursuant to a subsequent letter agreement, Co-Sponsor is no longer entitled to receive any Administrative Support Payments and we are no longer required to pay any such payments. As of December 31, 2024 and 2023, we have not made any payments pursuant to the administrative agreement and do not expect to incur any related expenses in the near future. As the waiver of the Administrative Support Payments is with a related party, CPTK recognized $339,107 in the statement of changes in shareholders’ deficit for the settlement of these transactions for the year ended December 31, 2023.

Attorney Fees

We incurred legal fees in connection with the proposed Brivo Business Combination, none of which were payable until consummation of the proposed Brivo Business Combination. As of December 31, 2023, we fully paid a settled amount in legal fees associated with the Brivo Business Combination.

A&R Note

On November 30, 2021, we entered into a convertible promissory note with Richard Chera, our former Chief Executive Officer and Director, pursuant to which Mr. Chera agreed to loan us up to an aggregate principal amount of $1,500,000. On May 31, 2023, the promissory note was amended and restated in the aggregate principal amount of up to $1,000,000. On March 28, 2025, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which CPTK consummates a business combination; or (iii) the effective date of a liquidation of CPTK. See “Liquidity and Capital Resources.”

Contractual Obligation

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities other than described above.

Critical Accounting Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. We have not identified any critical accounting estimates.

Significant Accounting Policies

Non-Redemption Agreements

The Non-Redemption Agreements provide for the assignment of economic interest of Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem Class A Ordinary Shares at the Extraordinary General Meetings. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors Class A Ordinary Shares upon conversion of the Class B Ordinary Shares in connection with the consummation of an initial Business Combination. CPTK estimated the aggregate fair value of the Class B Ordinary Shares attributable to the Non-Redeeming Investors to be $451,322 (or $0.78 per share) for the year ended December 31, 2024. For the year ended December 31, 2023, CPTK estimated the aggregate fair value of the Class B Ordinary Shares attributable to the Non-Redeeming Investors to be $1,156,500 or $0.77.

Each Non-Redeeming Investor acquired from the Sponsors an indirect economic interest in the Class B Ordinary Shares. The value of the Non-Redemption Agreements is reported as a component of shareholders’ deficit. The excess of the fair value of the Class B Ordinary Shares was determined to be non-redemption agreement expense in accordance with SAB Topic 5T.

We utilized a model to determine the fair value of the Non-Redemption Agreements using observable and unobservable assumptions about current and anticipated events. Significant assumptions include the probability and timing of consummating a business combination. Significant variations in these assumptions could have a material impact to the financial statements.

Recent Accounting Pronouncements

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act. ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. CPTK is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on CPTK’s financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. CPTK’s management has determined the adoption of ASU 2023-07 does not have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. CPTK’s management has determined the adoption of ASU 2023-09 will not have a material impact on its financial statements and disclosures.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on CPTK’s financial statements.

Off-Balance Sheet Arrangements

As of September 30, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Certain CPTK Relationships and Related Person Transactions

References in this section to “we”, “our”, “us”, “SPAC” or “CPTK” generally refer to CPTK.

Class B Ordinary Shares

In October 2020, Co-Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs on our behalf in consideration of 6,900,000 Class B Ordinary Shares. The number of Class B Ordinary Shares issued was determined based on the expectation that such Class B Ordinary Shares would represent 20% of the issued and outstanding shares upon completion of the IPO. In February 2021, Co-Sponsor transferred 690,000 Class B Ordinary Shares to our Anchor Investor and transferred 50,000 Class B Ordinary Shares to each of CPTK’s four independent directors prior to CPTK’s initial public offering. In January 2023, Co-Sponsor and Sponsor entered into the Securities Assignment Agreement, pursuant to which Co-Sponsor sold 5,662,000 Class B Ordinary Shares and 250,667 Private Warrants held by it to Sponsor. Concurrently with the execution of the Securities Assignment Agreement, Michael Minnick, the managing member of Sponsor, and Gavin Cuneo were appointed co-Chief Executive Officers of CPTK. The Class B Ordinary Shares (including the Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Private Warrants

In February 2021, Co-Sponsor and our Anchor Investor purchased 4,010,667 and 1,002,666 Private Warrants, respectively (5,013,333 in the aggregate) for a purchase price of $1.50 per whole warrant in a private placement that occurred simultaneously with the closing of the IPO. As such, Co-Sponsor’s interest and our Anchor Investor’s interest in this transaction is valued at for an aggregate purchase price of $7,520,000. Each Private Placement Warrant entitles the holder to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment. The Private Warrants (including the Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

Securities Assignment Agreement

On January 17, 2023, pursuant to the Securities Assignment Agreement, Sponsor acquired an aggregate of 5,662,000 Class B Ordinary Shares and 250,667 Private Warrants of CPTK from Co-Sponsor in a private transaction.

In association with the Securities Assignment Agreement, the prior Sponsor agreed to pay certain operating expenses of CPTK.

Registration Rights

We entered into the Registration Rights Agreement pursuant to which our sponsors, Anchor Investor, and directors will be entitled to certain registration rights with respect to the Private Warrants, the warrants issuable upon conversion of working capital loans (if any) and the Class A Ordinary Shares issuable upon exercise of the foregoing and upon conversion of the Class B Ordinary Shares, as long as the sponsors and directors hold any securities covered by the registration agreement.

Related Party Loans

In addition, in order to finance transaction costs in connection with a business combination, the Initial Shareholders or an affiliate of the Initial Shareholders or certain of CPTK’s directors and officers may, but are not obligated to, loan CPTK funds as may be required (“Working Capital Loans”). If CPTK completes a business combination, CPTK would repay the Working Capital Loans out of the proceeds of the trust account released to CPTK. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, CPTK may use a portion of proceeds held outside the trust account to repay the Working Capital Loans, but no proceeds held in the trust account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would be repaid upon consummation of a business combination, without interest.

On November 30, 2021, we entered into a convertible note with Richard Chera, our former Chief Executive Officer and Director, pursuant to which Mr. Chera agreed to loan us up to an aggregate principal amount of $1,500,000. The Convertible Note was non-interest bearing and due on the earlier of: (i) 12 months from the date thereof or (ii) the date on which we consummate a business combination. If we do not consummate a business combination, we may use a portion of any funds held outside the trust account to repay the Convertible Note; however, no proceeds from the trust account may be used for such repayment if we do not consummate a business combination. On May 31, 2023, the Convertible Note was amended and restated in the aggregate principal amount of up to $1,000,000 to be due on the earlier of: (i) February 11, 2024; (ii) the date on which CPTK consummates a business combination or (iii) the effective date of a liquidation of CPTK. Additionally, due to a waiver by Mr. Chera, the A&R Note no longer provides for a conversion right.

On March 28, 2025, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which CPTK consummates a business combination; or (iii) the effective date of a liquidation of CPTK.

Sponsor has advanced funds to CPTK and paid expenses on behalf of CPTK. These borrowings are non-interest bearing and are due upon demand.

Administrative Support Agreement and Payments to Certain Officers

Commencing on the date of the IPO, pursuant to the Administrative Services Agreement, CPTK agreed to pay Co-Sponsor or an affiliate thereof a total of $15,000 per month of Administrative Support Payments. Pursuant to a subsequent letter agreement dated as of January 17, 2023, Co-Sponsor is no longer entitled to receive any Administrative Support Payments and CPTK is no longer required to pay any such payments. As of the date of this Annual Report, we have not made any Administrative Support Payments pursuant to the administrative agreement and do not expect to incur any related expenses in the near future.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Non-Redemption Agreements

Beginning on January 31, 2023, and continuing until the Extraordinary General Meeting, CPTK and Sponsor entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 1,500,000 Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 4,000,000 Class A Ordinary Shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors an aggregate of 1,500,000 Class A Ordinary Shares upon conversion of the Class B Ordinary Shares in connection with the consummation of an initial Business Combination. CPTK estimated the aggregate fair value of the 1,500,000 Class B Ordinary Shares attributable to the Non-Redeeming Investors to be $1,156,500 or $0.77 per share.

In February 2024, CPTK and Sponsor entered into the Non-Redemption Agreements with Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 464,414 Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 1,857,655 Class A Ordinary Shares at the February 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors an aggregate of 464,414 Class A Ordinary Shares upon conversion of the Class B Ordinary Shares in connection with the consummation of an initial Business Combination. The aggregate fair value of the 464,414 Class B Ordinary Shares attributable to the Non-Redeeming Investors amounted to $375,981 or $0.81 per share.

Beginning on August 8, 2024, and continuing until the August 9, 2024 Extraordinary General Meeting, CPTK and Sponsor entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A Ordinary Shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A Ordinary Shares upon conversion of the Class B Ordinary Shares in connection with the consummation of an initial Business Combination. CPTK estimated the aggregate fair value of the 115,287 Class B Ordinary Shares attributable to the Non-Redeeming Investors to be $75,341 or $0.65 per share.

Beginning on May 6, 2025, and continuing until the May 9, 2025 Extraordinary General Meeting, CPTK and Sponsor entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B Ordinary Shares held by Sponsor to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A Ordinary Shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, Sponsor has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A Ordinary Shares upon conversion of the Class B Ordinary Shares in connection with the consummation of an initial Business Combination.

Business of the Company and Information related to the Company

References in this section to “we”, “our”, “us” or “the Company” generally refer to Mkango Rare Earths Limited and its subsidiaries.

Overview

Mkango Rare Earths Limited is developing a sustainable rare earth supply chain for North America and Europe to support global national security, energy, transportation and mobility systems, as well as digital and physical AI infrastructure. Immediately prior to the Effective Time, we will complete the Corporate Reorganization, after which we will hold a 100% interest in two operating subsidiaries: Mkango Malawi and Mkango Polska. Mixed rare earth carbonate (“MREC”) produced at our Songwe Hill rare earths project (“Songwe Hill”), the mining license for which is to be owned by Mkango Malawi, will serve as the initial Feedstock for the Proposed Pulawy Separation Plant, which will be owned by Mkango Polska. To the extent the Proposed Pulawy Separation Plant has additional capacity, we plan to source MREC from other rare earth projects and market suppliers for processing and separation into rare earth oxides (“REOs”). We believe our portfolio of rare earth mineral assets will position us for continued growth as one of Malawi’s leading rare earth mineral producers and the Proposed Pulawy Separation Plant will position us as a leading producer of REOs in Europe.

Our Projects

Songwe Hill is a development-stage property, where to date we have:

•        Obtained a Definitive Feasibility Study (“DFS”) which served as the basis of a Canadian National Instrument 43-101 Technical Report (the “NI 43-101 Report”).

•        Obtained a Technical Report Summary pursuant to Regulation S-K 1300 (the “TRS”).

•        Completed a full Environmental Social Health Impact Assessment (“ESHIA”) which has been approved by the Malawi Environmental Protection Authority (the “MEPA”) and is aligned with the International Finance Corporation Performance Standards on Environmental and Social Sustainability (“IFC PS”). We have also adopted the Global Industry Standard for Tailings Management (“GISTM”) for tailings design and management.

•        Entered into a Mining Development Agreement (the “MDA”) with the Government of Malawi.

•        Been awarded technical assistance financing from the U.S. International Development Finance Corporation (the “DFC”)

Songwe Hill hosts a significant rare earth element (“REE”) deposit within a carbonatite complex. The open cast mining operation is expected to have an 18-year life of mine, and is expected to produce a purified MREC grading approximately 55% (dry basis) total rare earth oxides (“TREO”). The table below sets forth, for Songwe Hill, our current rare earth Mineral Resources and Mineral Reserves as of June 30, 2025. Mineral Resources are reported on an in-situ basis, assuming a rare earth metallurgical recovery of 39.6%. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and Ore loss modifying factors, assuming a rare earth metallurgical recovery of 40.0%.

Mineral Resources and Mineral Reserves Summary(1)(2)
	Tonnage (Mt)	TREO (%)	TREO (kt)
Proved Reserves	8.2	1.28	104.2
Probable Reserves	10.0	1.07	106.8
Total Reserves	18.1	1.16	211.0
Measured & Indicated Resources	4.1	1.04	43.0
Inferred Resources	55.9	1.05	589.0

____________

(1)      Mineral Reserves are stated as tonnages and grades delivered to the processing plant and are inclusive of dilution and mining losses expected during mining. The Mineral Reserve estimate is reported on a 100% ownership basis. The Mineral Reserve is stated at a cut-off grade of 0.55% TREO, which was supported by metal prices stated in Table 12.3 of the TRS. Ore tonnages are stated at an average in-situ density of 2.76 t/m3. A weighted average process recovery to carbonate of 40% was used to calculate revenue from Mineral Reserves.

(2)      Mineral Resources have been classified in accordance with the Regulation S-K 1300 definitions, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (2014) definitions, and are reported exclusive of Mineral Reserves. Please see “Mineral Resource and Mineral Reserve Summary Disclosure” below for information on Mineral Resource estimates inclusive of Mineral Reserves. All tabulated data has been rounded, and as a result minor computational errors may occur. Mineral Resources, which are not Mineral Reserves, have no demonstrated economic viability. The Mineral Resource estimate is reported on a 100% ownership basis. Mineral Resources are reported from within an optimized pit shell. For the purposes of assessing reasonable prospects for economic extraction and cut-off grade, metallurgical recoveries were applied to individual REO. The average total REO metallurgical recovery is 39.6%. Mineral Resources are reported on an in-situ basis without applying modifying factors. A mean density of 2.73 t/m3 was applied for Measured, 2.67 t/m3 for Indicated and 2.77 t/m3 for Inferred Resources. TREO = La₂O₃, CeO₂, Pr₆O₁₁, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃.

The Songwe Hill MREC will serve as the initial feedstock for a rare earth oxide separation project we intend to construct in Pulawy, Poland (the “Proposed Pulawy Separation Plant”). To the extent the Proposed Pulawy Separation Plant has additional capacity, we plan to source MREC from other rare earth mining projects and market sources.

The site on which we intend to construct the Proposed Pulawy Separation Plant (the “Plant Site”) is located in a special economic zone in Pulawy, Poland, adjacent to Grupa Azoty Pulawy, the EU’s second-largest nitrogen fertilizer manufacturer. This location provides established infrastructure and access to HNO₃, NH₄OH, steam, power, water, and other utilities. Grupa Azoty Pulawy leases the Plant Site to our subsidiary, Mkango Polska.

With respect to the Proposed Pulawy Separation Plant, Carester SAS, a French company (“Carester”) completed a Pre-Feasibility Study (the “PFS”) for plant design in 2022 and PRODEO updated the PFS in 2025 (the “2025 PFS Update”). The 2025 PFS Update was prepared to the level of accuracy required for an Association for the Advancement of Cost Engineering International (AACE) Class 4 Estimate, corresponding to an overall weighted accuracy in project costs of approximately ±25%, as referenced in the 2025 PFS Update. The 2025 PFS Update contemplates a nitrate-based solvent extraction flowsheet to produce neodymium (Nd) oxide, praseodymium (Pr) oxide, mixed NdPr oxide, SEGH carbonate (containing heavy REEs, e.g., samarium (Sm), europium (Eu), gadolinium (Gd), yttrium (Y)), and Lanthanum-cerium (LaCe) carbonate. PRODEO concluded in the 2025 PFS Update that the Proposed Pulawy Separation Plant meets key requirements at a “base case” scale, in which expected production capacity is 15,000 t/a (wet basis) grading approximately 45% TREO of MREC feed, and on that basis was suitable to advance to the feasibility phase. Together with the 2025 PFS Update, PRODEO undertook a trade-off study (the “Trade-Off Study”) evaluating (i) an “expanded case” capacity configuration, in which expected production capacity is approximately 30,000 t/a (wet basis) grading approximately 45% TREO of MREC feed, and (ii) the inclusion or removal of the NdPr separation circuit, and if included, an option to expand NdPr separation capacity to 100%, which NdPr separation capacity was applied to both the base case and expanded case configurations. Because the Trade-Off Study was a conceptual options analysis rather than a PFS-level study, the expanded case and related scenarios evaluated in that analysis have not yet been recommended for advancement to the feasibility phase and therefore do not have the same level of engineering definition or cost accuracy as the base case set forth in the 2025 PFS Update. Company management intends to undertake an in-depth definitive feasibility study to confirm the feasibility of the expanded case during 2026.

In March 2025, the European Commission designated the Proposed Pulawy Separation Plant as one of the 47 strategic projects under the European Union’s Critical Raw Materials Act (“CRMA”) and one of only five focused specifically on rare earth elements, and, in June 2025, also designated Songwe Hill as a strategic project under the CRMA.

Funding and Long-term Positioning

In September 2025, the Company was awarded technical assistance financing from the DFC for Songwe Hill. The front-end engineering and design (“FEED”) studies and the future development of Songwe Hill are to be supported, in part, by this funding. The Proposed Pulawy Separation Plant, once operational, will process MREC from Songwe Hill and other sources, enabling the Company to participate directly in the rare earth value chain through the mining, processing, and separation of magnet rare earths.

The separated REOs produced at the Proposed Pulawy Separation Plant are essential to a wide range of sectors, including the defense, automotive, aviation, industrial, medical, and consumer electronics industries, among others. We plan to take a broad approach to the industries we serve, with the intention of providing high-quality

REOs to a diverse base of customers. While our long-term vision includes the potential for greater vertical integration, we will continue to evaluate each stage of the REO supply chain to determine the optimal approach for maximizing value.

Accordingly, we believe Songwe Hill and the Proposed Pulawy Separation Plant position the Company to become a leading supplier of separated REO into Europe and North America and will provide significant long-term value to the Company by establishing a strategically located European rare earth separation project. Additionally, the Pulawy Separation Plant’s strategic location within a strong industrial ecosystem and proximity to key reagents and utilities contribute to what we believe will be a competitive and resilient separation operation.

Projects

Mkango Malawi

The Company holds a 100% interest in 15 five-year retention licenses in southern Malawi. Of the retention licenses, 11 are Phalombe retention licenses (the “Phalombe Licenses”), and four are Thambani retention licenses (the “Thambani License”). The Phalombe Licenses are located in southeast Malawi and hold Songwe Hill and the Nkalonje Hill exploration target.

The retention licenses allow the Company to explore for all 17 REEs as well as strontium, niobium, iron ore, manganese, gold, silver, copper, bauxite, fluorite, phosphate, uranium, thorium, monazite nepheline, syenite, zircon, tantalum, clay, kaolinite and associated minerals (the “Mineral Rights”). The retention licenses remain in good standing, in full force, and has not been revoked. The Company aims to convert the retention licenses into a mining license (to be held by Mkango Malawi) pursuant to an application being submitted to the Malawi government in early 2026. The retention licenses give the Company the exclusive priority right to apply for a mining license if feasibility and bankability studies are successful. The mining license will be for a term of 25 years and is renewable for an additional 15 years if the Life-of-operations is increased for the project.

Songwe Hill

Songwe Hill, the main development target within the Phalombe Licenses, features carbonatite-hosted rare earth mineralization and has been the subject of exploration programs since the late 1980s. The Company was awarded the original exploration license (EPL 0284/10) by the Government of Malawi in January 2010 and subsequently renewed it through 2021. In June 2021, the license was converted into the current block of 11 retention licenses, collectively covering approximately 250 km². The Company has been exploring and evaluating Songwe Hill since 2010. Following confirmation of previously investigated enriched zones, exploration focused on defining the nature and extent of the rare earth-mineralized carbonatites and associated lithologies. Early exploration activities included litho-geochemical sampling, soil sampling, channel sampling, geological mapping, ground magnetic and radiometric surveys, density measurements, and petrographic and mineralogical analyses, followed by extensive diamond drilling campaigns completed between 2011 and 2018 to support metallurgical testing and the development of the mineral resource estimate. In June 2025, Songwe Hill was designated by the European Commission as a strategic project under the CRMA, as one of 13 projects outside the European Union, and one of only four projects in Africa. Songwe Hill was also selected by the Mineral Securities Partnership for support as one of its key projects.

In July 2024, the Company entered into the MDA with the Government of Malawi, establishing the fiscal and regulatory framework applicable to Songwe Hill. Key terms of the MDA include: a 5% royalty on gross mine-gate revenue (net of post-mine-gate costs); a 30% corporate tax rate applicable under the Malawi Taxation Act; a 10% free, non-diluting equity interest in Songwe Hill granted to the Government of Malawi, which carries dividend rights, voting rights, and board representation but does not require capital contributions; exemptions from certain customs duties, import VAT, and excise-related charges for qualifying project imports; a ten-year stability period during which the fiscal and legal regime applicable to the project is protected from adverse change; a ten-year tax loss carryforward; and an allowable tax deduction for community development expenditures.

In August 2024, EIT RawMaterials GmbH provided funding of €200,000 ($255,798), which was utilized for optimization workstreams on the hydrometallurgical flowsheet at Songwe Hill, with the objective of reducing operating costs and reagent usage. These optimization works were carried out with ANSTO and Chimerical

Technology. The first phase of the test work concluded with positive results, with further phased test work planned as a component of Songwe Hill’s FEED process to confirm the findings from Phase 1, to realize further optimization of Songwe Hill’s flowsheet.

On September 29, 2025, the Company entered into a Project Development Funding Agreement with the DFC, securing approximately $4.6 million in reimbursable funding to advance the development of Songwe Hill. The funding is intended to support FEED and value engineering studies and will be matched by our contributions over an 18-month period. Under the terms of the agreement, repayment to the DFC is required only if, within ten years of execution, we obtain financing sufficient to initiate construction or other material implementation of the project. In addition, for a period of five years following termination of the agreement, the DFC retains the right, but not the obligation, to provide or arrange financing for the project on commercial terms substantially comparable to or better than those available in the market. This strategic partnership underscores the significance of Songwe Hill as a critical minerals project and positions us to accelerate development activities while enhancing readiness for future investment.

In 2025, the Company commissioned SENET and the other QPs to prepare an independent TRS for Songwe Hill in accordance with Regulation S-K 1300. The TRS disclosed proven and probable mineral reserves totaling 18.147 million tonnes at an average grade of 1.16% TREO, containing approximately 210,984 tonnes of TREO, consisting of 8.160 million tonnes of Proven Reserves at 1.28% TREO and 9.988 million tonnes of Probable Reserves at 1.07% TREO. It also reported measured and indicated mineral resources of 4.1 million tonnes at 1.04% TREO (437 kt TREO contained) and inferred mineral resources of 55.9 million tonnes at 1.05% TREO (589 kt TREO contained), all as of June 30, 2025. The TRS updates the 2022 NI 43-101 Report and incorporates extensive geological, metallurgical, environmental, and economic studies, including a full ESHIA approved by the MEPA, prepared in alignment with IFC Performance Standards and adopting the GISTM. Key highlights from the TRS include:

•        Post-tax net present value of US$339 million at a 10% nominal discount rate (7.3% real), internal rate of return of 24.32%, and a payback period of 3.4 years from start of production (5.9 years from project start), with total post-tax nominal cash flows of approximately US$1.55 billion.

•        The TRS covers 100% of Songwe Hill on a stand-alone basis.

•        Songwe Hill is identified as one of the relatively few rare earth projects globally to have reached this level of technical maturity, with a full ESHIA completed and GISTM adopted for tailings design and management.

•        The Project has a planned operating life of 18 years, with mining expected to begin approximately 24 months after securing development financing. During the first five years of production, the operation is expected to produce an average of 5,954 tonnes of contained TREO per year in MREC product grading 55% TREO (dry basis). From Year 6 onward, annual production is expected to average 4,081 tonnes of contained TREO, also in MREC grading approximately 55% TREO.

•        Neodymium, praseodymium, dysprosium, and terbium, critical magnet rare earths used in EVs, wind turbines, and electronics, collectively account for over 90% of the project’s basket value.

•        Initial capital expenditure of $325.5 million, including contingency, covering mine development, concentrator construction, hydrometallurgical plant development, tailings storage facility, and supporting infrastructure. Sustaining capital is estimated at $91.5 million.

•        Operating costs averaging $22.3/kg TREO for the first five years and $26.1/kg TREO over the life of operations.

•        The TRS assumes the sale of MREC to the Company’s Proposed Pulawy Separation Plant in Poland.

The TRS identifies multiple opportunities for cost optimization, including reductions in reagent consumption, improvements in energy efficiency, and further optimization of tailings storage facility design. We continue to evaluate these and other measures to enhance project economics in the context of current rare earth market volatility. See “Mineral Resource and Mineral Reserve Summary Disclosure” below for more information on the TRS.

Nkalonje Hill

In addition to Songwe Hill, the Phalombe Licenses cover Nkalonje Hill, a second potential carbonatite prospect in southern Malawi. Based on work to date, the outcrop at Nkalonje Hill is largely fenite (altered country rock) with occasional carbonatite, with the potential for underlying and larger zones of mineralized carbonatite.

Nkalonje Hill is located 23 km by road (14 km straight line) north-west of Songwe Hill and approximately 95 km by road from Blantyre. Paved roads run from Blantyre to within 19 km of Nkalonje Hill. In April 2022, the Company announced the completion of initial sampling and ground geophysics at Nkalonje Hill and the identification of drill targets. Highlights included:

•        Carbonatite dyke sample assay grades of up to 5.92% TREO (median 2.96%).

•        Mapping and geophysics result confirmations that the major geological features of Nkalonje Hill are those of an alkali silicate-carbonatite intrusive complex, similar to Songwe Hill.

•        Identification of a primary shallow drilling target beneath exposed mineralized dykes in addition to a secondary deeper drilling target.

•        Geological mapping and geophysics data conforming the presence of previously mapped nepheline syenite, breccia and carbonatite.

•        Ground geophysics data in support the geological interpretation of a ring complex structure, as seen at Songwe Hill, and at other carbonatite vents in Malawi. The overall diameter of this structure is approximately 1.7 km and comprises an outer ring of nepheline syenite and a central vent of breccia.

•        Breccia body of approximately 0.9 km in diameter and comparable in lateral extent to Songwe Hill.

•        Identification of eight carbonatite dykes reaching 4 meters in width and traceable at surface up to 90 meters along strike.

•        The following carbonatite types:    (1) calcite carbonatite and (2) a banded ferroan calcite carbonatite.

•        Assay results for 12 calcite carbonatite and 17 ferroan calcite carbonatite grab samples returning TREO grades of up to 5.92%, with a median value of 2.96% in the ferroan calcite carbonatite, suggesting concentration of the REE in the more evolved carbonatite phases.

The similarities between Nkalonje Hill and Songwe Hill, and the high TREO grades from the assay results, demonstrate a positive case for further investigation. In the long term, the close proximity of Nkalonje Hill to Songwe provides a potential source of additional feedstock for processing at the Songwe Hill processing and hydrometallurgical plant.

Mkango Polska

Mkango Polska is led by its experienced Country Director for Poland, Dr. Jarosław Pączek, and supported by rare earth separation specialists from Carester, together with a strong team of technical advisors and engineers. Mkango Polska intends to construct the Proposed Pulawy Separation Plant on land in Pulawy, Poland leased from Grupa Azoty Pulawy for a lease term that expires on January 31, 2055. Grupa Azoty Pulawy is Poland’s leading chemicals company and the second-largest manufacturer of nitrogen and compound fertilizers in the European Union, with products exported to more than 20 countries across Europe, the Americas, and Asia. The site, located adjacent to Grupa Azoty Pulawy’s large-scale fertilizer and chemicals complex, benefits from established infrastructure and access to essential reagents and utilities.

In addition to these strategic locational advantages, the Proposed Pulawy Separation Plant has been the subject of extensive technical study and process design work. The PFS for the Proposed Pulawy Separation Plant was completed by Carester in 2022, as updated by PRODEO in the 2025 PFS Update, which refined the capital and operating cost estimates for the project. PRODEO concluded in the 2025 PFS Update that the Proposed Pulawy Separation Plant meets key requirements at a “base case” scale, in which expected production capacity is 15,000 t/a (dry basis) grading approximately 45% TREO of MREC feed, and is suitable to advance to the feasibility phase. PRODEO also undertook a trade-off study evaluating (i) an expanded capacity configuration, in which expected production capacity is approximately 30,000 t/a (wet basis) grading approximately 45% TREO of MREC feed, (ii) the inclusion or removal of the NdPr separation circuit, and (iii) an option to expand NdPr separation capacity to 100%, each applied to both the base case and expanded configurations. These studies provide a robust technical foundation for the project as it advances toward detailed engineering and financing.

If the results of the proposed Definitive Feasibility Study are positive, the Company would plan to construct the Proposed Pulawy Separation Plant based on the expanded capacity configuration with the inclusion of an Nd and Pr separation circuit. Management expects the Proposed Pulawy Separation Plant to produce high-purity Nd oxide, Pr oxide, didymium oxides, a mixed heavy rare earth (SEGH) carbonate, and a LaCe carbonate by-product. The plant is expected to have sufficient capacity to process all of Songwe Hill’s expected MREC output. Moreover, Carester’s previous testwork on the Australian Nuclear Science and Technology Organisation (“ANSTO”) pilot-scale Songwe Hill carbonate confirmed that the composition and impurity profile of Songwe Hill MREC is expected to be well suited to downstream separation at the Proposed Pulawy Separation Plant, reinforcing management’s expectation that Songwe Hill MREC will serve as the plant’s initial feedstock.

Based on the 2025 PFS Update and the Trade-Off Study, management believes that the Pulawy site offers a favorable operating environment and is expected to support a competitive operating cost profile for the Proposed Pulawy Separation Plant.

Mkango Polska is expected to purchase Songwe Hill MREC at a price equal to 85% of its contained REO value, representing a 15% discount to the forecasted basket value derived from pricing scenarios set forth by Adamas Intelligence in the TRS through 2040. Management believes this internal transfer-pricing mechanism reflects a commercially reasonable arm’s-length arrangement between related entities. Further, it provides Mkango Polska with sufficient margin to cover separation and refining costs and yields appropriate and stable REO distribution in the feed to meet the targeted REO production, while ensuring a stable offtake and revenue stream for Songwe Hill. Accordingly, management considers the pricing structure as consistent with industry practice for integrated mine-to-refinery operations and as supporting the economic integration of the Company’s upstream and downstream assets. The arrangement also advances the CRMA objective of localizing critical processing infrastructure within the EU. Management intends for any shortfall in Songwe Hill’s MREC supply relative to the Proposed Pulawy Separation Plant’s capacity to be supplemented by market-sourced MREC, which management expects to be purchased at a 25% discount to the forecasted basket value derived from pricing scenarios set forth by Adamas Intelligence in the TRS through 2040.

Located within a Polish Special Economic Zone, management believes that the Plant Site would provide efficient access to both European and international markets. Management also believes that production from the Proposed Pulawy Separation Plant would contribute to strengthening Europe’s security of supply for rare earths used in electric vehicles, wind turbines, and other green-technology and strategic applications, and would align with broader European initiatives aimed at developing more robust and diversified critical-minerals supply chains.

The development of the Proposed Pulawy Separation Plant is expected to provide several significant benefits, including:

•        Greater operational integration, as the plant is intended to be underpinned by sustainably sourced, purified MREC from Songwe Hill, while additional operational synergies continue to be evaluated.

•        Diversification of the Company’s customer base, by enabling sales of SEGH carbonate to potential new customers.

•        Support for regional economic development and the green transition, including opportunities for downstream processing, strategic partnerships, and growth in related industries such as renewable energy, all of which may contribute to job creation in the region.

Engagement with financial institutions is ongoing to support and accelerate development of the Proposed Pulawy Separation Plant. Management believes that the March 2025 European Commission designation of the Proposed Pulawy Separation Plant as one of the 47 strategic projects under the CRMA will assist in facilitating future REO supply to European and global markets. Permitting processes are expected to be accelerated and simplified pursuant to CRMA time-limit provisions. Management also expects that this designation will be important in allowing the project to benefit from coordinated support from the European Commission, EU member states, and financial institutions, particularly with respect to access to financing and facilitation of connections with potential offtakers.

Industry Overview and Market Opportunity

The REE Industry

Rare earth minerals are naturally occurring minerals that contain one or more REEs. REEs comprise a group of chemically similar elements, commonly referred to as the lanthanide series, and also include scandium and yttrium, which frequently occur in the same geological environments and exhibit similar chemical properties. Although REEs are not inherently scarce in the Earth’s crust, they are rarely concentrated into economically significant deposits, owing to their geochemical behavior and broad natural dispersion. Compared to similarly abundant elements such as copper, lead, or tin, global annual production of REEs remains notably low. Nevertheless, individual REEs possess characteristics that are essential to a wide range of technologies and industrial applications. These elements are critical inputs in both existing and emerging high-technology sectors. Without them, many advanced technologies would not be possible. Applications that rely on REEs include: semiconductors; cell phones; computer and television displays; permanent magnets used in numerous clean-energy technologies such as hybrid and electric vehicles, solar panels, and wind turbines; optoelectronic sensors used in artificial intelligence and autonomous vehicles; a broad range of national defense and military systems, including guidance, control, and global positioning technologies; and advanced water-treatment technologies used in industrial and defense contexts.

In recent decades, REEs have become deeply embedded in modern technology and industry, and they remain difficult to duplicate or replace due to their unique chemical and physical properties. Global demand for REEs is projected to continue increasing, driven by growth in existing applications, particularly permanent magnets for electric vehicles and wind turbines, as well as ongoing innovation and the development of new end uses. Production of many REEs remains concentrated in China, with relatively limited supply from other regions. Consequently, the development of diversified and domestic rare earth supply chains has become a strategic priority for many countries.

International Supply Chain Development

The global rare earth sector is undergoing a structural reconfiguration as governments and industries accelerate efforts to diversify supply chains, mitigate geopolitical exposure, and secure long-term access to magnet rare earth materials essential for advanced technologies. Over the past several years, sustained growth in permanent magnet demand, coupled with newly emerging sources of REO supply, has catalyzed a rare earth “renaissance” across Western economies, prompting strong interest in public and private investment across the value chain.

This shift has been further intensified by China’s April 2025 export controls on select rare earth products, including high-performance NdFeB magnets and medium and heavy rare earth elements. These measures have reinforced the strong desire among the U.S., Europe, Japan, Canada, Australia, and other allied nations to accelerate development of alternative extraction, processing, and downstream magnet manufacturing capacity. According to Adamas Intelligence’s 2025 report titled “Rare Earth Magnet Market Outlook to 2024,” combined magnet manufacturing capacity in the U.S. and Europe alone is projected to increase ten-fold by 2030, necessitating a corresponding expansion in REO supply from non-Chinese sources.

Western economies are rapidly scaling rare earth investments as part of a coordinated shift toward secure, diversified supply chains. Strong demand growth for NdFeB magnets driven by electric vehicles, robotics, wind power, and advanced air mobility has strengthened the business case for downstream capacity in metals, alloys, and magnet production. At the same time, the emergence of new rare earth mining and separation projects outside China has helped reduce upstream concentration risk and created meaningful opportunities for vertically aligned Western supply chains.

According to Adamas Intelligence’s 2025 report titled “Export restrictions: China loads the rare earth cannons,” China’s export controls, introduced in April 2025, spurred policymakers and major end users to begin to accelerate reshoring and near-shoring strategies, expand domestic capabilities, and formalize cross-regional supply partnerships linking North America, Europe, Africa, and Australia. Management expects these efforts will likely accelerate a shift toward a multipolar rare earth supply chain architecture designed to reduce systemic vulnerability to single-source constraints.

Government Action and International Investment Momentum

During 2025, many governments sought to secure rare earth supply chains. For example, in the United States, federal agencies, including the Department of Energy and the Department of Defense, have deployed hundreds of millions of dollars in grants, loans, and equity commitments to support mining, separation, and magnet manufacturing. In addition, there has been a renewed interest in public-private partnerships to accelerate development of integrated U.S. rare earth supply capability spanning mine-site concentrate through NdFeB magnet production.

The European Union’s CRMA, enacted in 2024, is a foundational component of Europe’s industrial strategy for securing rare earth supplies. The act seeks to reduce dependence on concentrated external supply, particularly from China, by mandating a domestic share of 10% extraction, 40% processing, and 25% recycling of critical raw materials by 2030. In Europe, the CRMA established binding 2030 targets for domestic extraction, processing, and recycling of critical minerals, including rare earths, while prioritizing “Strategic Projects” intended to strengthen EU autonomy. The CRMA mobilizes approximately €3 billion in near-term EU and EIB financing and introduces coordinated stockpiling, joint purchasing frameworks, and an enhanced platform for demand aggregation. The Company’s Proposed Pulawy Separation Plant and Songwe Hill have both been designated as CRMA strategic projects, underscoring their regional importance.

Canada is advancing its Critical Minerals Strategy through multi-billion-dollar investment vehicles, while Japan continues to expand recycling innovation and joint-investment frameworks with allied countries. Taken together, these efforts signal a global shift toward a more resilient and diversified supply chain capable of supporting long-term demand for magnet rare earths in clean energy, electrification, and national defense.

Global Supply Chain Disruptions and the Need for Diversification

While geopolitical momentum favors supply chain diversification, near-term risks remain. China’s licensing-based export control regime, introduced in April 2025, has enabled targeted supply disruptions, with delays in license approvals creating shortages and uncertainty for global automakers, robotics manufacturers, industrial suppliers, and defense contractors. In October 2025, China announced an expansion of these controls to additional rare earth materials and related technologies.

Simultaneously, Myanmar, responsible for more than half of global heavy rare earth mine supply, remains politically unstable. The 2024 shutdown of major mining regions, following control shifts in Kachin State, has resulted in decreased exports to China, further tightening global supply and elevating risk for downstream producers reliant on heavy rare earth feedstock.

The United States has also halted exports of light rare earth concentrate to China, following retaliatory trade measures, further shifting trade flows. These stressors collectively reinforce the strategic need for geographically distributed supply chains and underscore the value of new separation and oxide production facilities in Europe and North America.

Pricing

The rare earth mining business is subject to mineral price cycles, and the marketability of minerals and mineral concentrates is influenced by global economic conditions. Periods of strong demand for certain minerals may lift commodity prices, although the duration of such trends can be difficult to predict, and fluctuations in supply and demand across regions are common.

As a development-stage company, the Company has not yet generated revenue from the operation of Songwe Hill. To date, it has not been significantly affected by short-term changes in commodity demand or prices, other than to the extent such changes may influence the availability of capital for mineral exploration and development. Because the Company is not yet engaged in production activities, its ability to fund ongoing project evaluation and development depends on access to financing, which is in turn influenced by general economic conditions and capital market trends.

With respect to the Company’s projected basket value, the TRS indicates that Nd, Pr, dysprosium, and terbium, critical magnet rare earths, are expected to collectively account for over 90% of the Songwe Hill basket value from 2025 through 2040, despite representing only approximately 34% of the TREO contained in the MREC product.

Adamas Intelligence further infers in the TRS that, based on pricing of comparable mixed rare earth chemical concentrates in China and the specific composition and purity of Songwe Hill’s MREC, the Company could expect to receive a price for its MREC equal to approximately 75% of the value of the contained REO if not sold to the Proposed Pulawy Separation Plant.

In July 2025, the U.S. Department of Defense entered into a landmark offtake and price-support agreement with MP Materials, establishing a US$110/kg price floor for NdPr oxide, nearly double the prevailing market price at the time. This intervention is intended to guarantee revenue stability, facilitate industry-wide investment, and create a more predictable environment for long-term supply chain expansion. Prices in China responded rapidly, rising approximately 41% from July to late August 2025. Australia is pursuing parallel measures, including buyer-of-last-resort programs and A$1.2 billion in newly committed funding for critical minerals projects, while policymakers in the European Union continue to evaluate similar mechanisms as part of broader industrial-strategy initiatives. Should such price-support frameworks gain broader adoption outside China, ex-China NdPr pricing could become materially more robust, potentially enhancing the long-term economics of new rare earth projects such as Songwe Hill and the Proposed Pulawy Separation Plant.

Market Opportunity and Growth in the REO Sector

REOs are essential components in the production of numerous high-technology and green-energy applications. Oxides derived from rare earth elements such as neodymium, praseodymium, dysprosium, and terbium are particularly important due to their use in high-performance permanent magnets and other advanced materials required across the electronics, renewable energy, automotive, and defense industries.

The global REO market has experienced significant growth over the past decade, driven largely by the expansion of green technologies, permanent magnet applications, and other specialty material demand. According to long-term market forecasts by Adamas Intelligence as stated in the TRS, global TREO demand is expected to grow at a compound annual growth rate (“CAGR”) of approximately 6.1% between 2024 and 2040, reflecting sustained increases in both traditional and emerging applications. By volume, permanent magnets and catalysts accounted for over 71% of global TREO consumption in 2024, while permanent magnets alone represented more than 95% of global TREO consumption by value, a trend expected to continue as demand and prices for neodymium, praseodymium, dysprosium, and terbium increase. In the years ahead, global TREO demand for permanent magnets is projected to rise at a CAGR of 8.5%, driven by growth in electric mobility, robotics, advanced air mobility (“AAM”), and other high-technology sectors.

Key drivers of this growth include:

•        Electronics and Semiconductors:    REOs are integral in the production of high-tech devices such as smartphones, tablets, and computers. The ongoing advancements in electronics and the increasing consumer demand for smart devices continue to drive the need for REOs.

•        Renewable Energy:    The push for cleaner energy solutions has led to a surge in demand for REOs used in wind turbines and electric vehicle (EV) motors. Neodymium oxide, for example, is crucial for producing powerful magnets used in these applications.

•        Automotive Industry:    The automotive sector, particularly the electric vehicle market, is a major consumer of REOs. As countries set aggressive targets for EV adoption to combat climate change, the demand for REOs is expected to rise significantly.

•        Defense and Aerospace:    REOs are used in various defense applications, including precision-guided munitions, radar systems, and aerospace technology. The modernization of defense capabilities and the need for advanced materials in aerospace further contribute to the demand for REOs.

Conversely, per Adamas Intelligence as stated in the TRS, from 2024 to 2040, global TREO demand for all other end-use categories, with the exception of phosphors, is projected to grow at market-lagging compound annual growth rates ranging from 0% to 6%, while TREO demand for phosphors is projected to decline at a CAGR of–5.7% over the same period.

In the years ahead, with respect to permanent magnets, TREO demand is expected to rapidly grow, lead the end-use category, and continuously absorb the market share from incumbent categories. Additionally, according to market studies conducted by Adamas Intelligence as stated in the TRS, the global TREO demand for:

•        Passenger EV traction motors, commercial EV traction motors and other e-mobility applications could collectively increase at a CAGR of 8.9%, together representing the single largest demand driver by 2040.

•        Industrial robots, consumer service robots and professional service robots could collectively increase at a CAGR of 25.4%, poised to collectively overtake EV motors in the decade to follow.

•        Applications involving advanced air mobility, including consumer drones, commercial drones and electric vertical take-off and landing aircraft, could increase at a CAGR of 16.1% to become one of the largest end-use categories by the end of the forecast period.

•        Direct-drive and hybrid direct-drive wind power generators for onshore and offshore applications could increase at a CAGR of 8.2% as the competitive economics of wind power generation (and low maintenance of hybrid and direct drive generators) continue to spur growing adoption.

•        All other end uses and applications of NdFeB permanent magnets could increase at CAGRs of 3.5% to 7.3%, leading some sectors to forgo their market share to EVs, robotics and other high-growth applications.

China currently dominates the global supply chain for REEs, controlling over 60% of the market share as of 2023 according to the U.S. Geological Survey (USGS) Mineral Commodity Summary for Rare Earths (2024). This dominance creates supply chain vulnerabilities for other nations, particularly the United States, as geopolitical tensions and export restrictions could disrupt access to these critical materials. In response, countries such as the United States, Japan, and Australia are actively exploring new mining projects and alternative sources of supply to reduce dependence on Chinese exports. See “International Supply Chain Development” above.

The REO sector is poised for substantial growth as the global shift towards electrification, renewable energy, and advanced technologies continues. Companies that can establish stable and sustainable supply chains are well-positioned to capitalize on this growth. The ongoing demand for REO in various industries, coupled with efforts to diversify supply sources, presents significant opportunities for growth and investment in the sector.

Our Business Plan

The following description outlines the Company’s current business plan and strategic objectives. These plans reflect management’s expectations as of the date of this proxy statement/prospectus, are subject to the risks described under “Risk Factors” herein, and depend on the availability of sufficient funding and other conditions. There can be no assurance that any stage of the business plan will be implemented as described, on the anticipated timeline, or at all.

Mine Plan: Construct Songwe Hill and Commence Production of MREC Required for Proposed Pulawy Separation Plant

In the Company’s mine plan for Songwe Hill (the “Mine Plan”), the Company plans to complete the FEED and the optimization work streams and start construction of the mine, processing plants and chemical hydrometallurgical plant at Songwe Hill. Once in production, Songwe Hill is expected to provide the initial MREC for the Proposed Pulawy Separation Plant. The Company will continue developing the mine and processing facilities needed to deliver an MREC product that is compatible with the Proposed Pulawy Separation Plant’s nitrate route separation flowsheet.

Key objectives for Mine Plan include:

•        Completing the FEED study, obtain construction financing and construct the mine, the processing plant and the hydrometallurgical plant to produce MREC at Songwe Hill, with the aim for output to ramp up and support the Proposed Pulawy Separation Plant as it begins producing separated REOs.

•        Coordinating the timing of mine output and refinery scheduling, with the aim to ensure that the Proposed Pulawy Separation Plant receives reliable feed during its commissioning and early operating phase.

•        Managing quality and cost across the value chain.

•        Reducing ramp up risks through staged commissioning, feed blending (including purchases of market-sourced MREC), and offtake management for separated oxides.

REO Separation Plan: Establishing and Advancing the Proposed Pulawy Separation Plant

In parallel with the Mine Plan, the Company intends to execute its plan to advance the separation of MREC into REO at the Proposed Pulawy Separation Plant (the “REO Separation Plan”). The REO Separation Plan is focused on completing a definitive feasibility study with respect to the expanded separation capability set forth in the Trade-Off Study, completing the operational, permitting, commercial, and technical groundwork required for the Proposed Pulawy Separation Plant, and otherwise on advancing the plant’s construction and operation.

Key objectives for the REO Separation Plan include:

•        Completing feasibility and detailed engineering efforts to finalize the Proposed Pulawy Separation Plant’s design, process configuration, equipment specifications, and site layout, ensuring the plant is technically ready for procurement, construction, and commissioning activities.

•        Progressing all required permitting and environmental processes, including initiating the ESHIA and advancing associated approvals within the Special Economic Zone. This work is intended to support an efficient regulatory pathway and align the project with European environmental and industrial standards.

•        Building commercial readiness for separated REO sales, including identifying and negotiating early offtake arrangements with potential customers across the magnet, automotive, energy, and defense sectors. The Company also plans to secure long term supply, reagent, utility, and by product handling agreements, such as selling ammonium nitrate (NH₄NO₃) back to Grupa Azoty Pulawy, to support reliable and cost competitive operations.

•        Establishing the operational foundations for future scaling, including developing construction strategies, supply chain pathways, and workforce planning for a modern REE separation project integrated into an established industrial ecosystem.

•        Broadening feed sources, while maintaining Songwe Hill as the primary long-term supplier and supplementing with market sourced carbonate to optimize plant utilization as the plant’s separation capability expands.

•        Building diversified, multi-year REO offtake partnerships across automotive, energy, defense, and other strategic industries to strengthen demand visibility and supply chain resilience.

•        Leveraging the Proposed Pulawy Separation Plant’s flexible flowsheet to adapt product mix, including between combined NdPr and fully separated oxides, as market conditions evolve.

Through these actions, the REO Separation Plan is designed to position the Proposed Pulawy Separation Plant as a strategically located, future European hub for the refining and separation of magnet rare earths and to establish the Company’s identity as a leading rare earth enterprise.

Our History

Mkango Rare Earths Limited, formerly Lancaster Exploration Limited until its name change on November 26, 2025, was incorporated in August 2007 under the BVI Business Companies Act. In November 2007, the Company Requisite Shareholder was incorporated in Alberta, Canada under the name Alloy Capital Corp. In December 2010, the shareholders of the Company completed a reverse-takeover transaction with the Company Requisite Shareholder, resulting in the Company becoming a wholly-owned subsidiary of the Company Requisite Shareholder, which concurrently changed its name to Mkango Resources Ltd.

Mkango Polska was incorporated in Poland and was acquired by the Company Requisite Shareholder in March 2021. Mkango Polska is the entity through which the Company holds its lease option over the Plant Site and through which it is advancing development of the Proposed Pulawy Separation Plant.

Mkango Malawi was incorporated under the laws of Malawi in May 2011. It is a wholly-owned subsidiary of the Company and acts as a service company for the Company in Malawi. Mkango Malawi currently holds minimal assets but will be the entity granted the Mining License for Songwe Hill.

Immediately prior to the Effective Time of the Business Combination, a corporate reorganization will be completed under which Mkango Polska will become a direct wholly-owned subsidiary of the Company. The Company is currently 100% owned by the Company Requisite Shareholder, which is a reporting issuer in Canada and whose shares trade on AIM and the TSX-V under the symbol MKA.

The Company’s current executive office is located at 2 Sheriff Road, London, NW6 2AP, United Kingdom.

MINERAL RESOURCE AND MINERAL RESERVE SUMMARY DISCLOSURE

Property Description

Songwe Hill is located in the Phalombe District of the Southern Region of Malawi, approximately 70 kilometers (km) southeast of Zomba and 90 km east-northeast of Blantyre, near the eastern border with Mozambique (latitude approximately 15°58’S and longitude approximately 35°39’E). The project lies within Retention License RTL 0001/21, which covers an area of 25 km² and forms part of a contiguous block of 11 retention licenses (collectively referred to as the “Phalombe Licenses”) totaling 250 km². These licenses are held by the Company.

The Company possesses 100% ownership of Songwe Hill, and the license is valid until May 30, 2026. Songwe Hill is classified as a development-stage property and is advancing toward construction. The planned operation includes an open-pit mine, flotation concentrator, and hydrometallurgical plant to produce a MREC for export to the Proposed Pulawy Separation Plant.

The following graphic illustrates the location of Songwe Hill and its proximity to major infrastructure.

MALAWI
National capital
Regional headquarters
District headquarters
Town, village
Airport
International boundary
Regional boundary
Main road
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Railroad
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0 25 50 75 mi
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UNITED REPUBLIC OF TANZANIA
ZAMBIA
MOZAMBIQUE
MOZAMBIQUE
ZIMBABWE
LAKE MALAWI
Lake Nyasa
Tunduma
Chitipa
Chisenga
Karonga
Nyika Plateau
Katumbi
Bolero
Rumphi
Ekwendeni
Kafukule
Euthini
Mzuzu
Chikwina
Nkhata Bay
Chintheche
Mzimba
Edingeni
Lundazi
Chizumulu
Likoma
Nkhotakota
Kasungu
Ntchisi
Mponela
Dowa
Chipata
Mchinji
Chilobwe
Salima
Lilongwe
Namitete
Nathenje
Chipoka
Monkey Bay
Dedza
Lichinga
Makanjila
Mandimba
Mangochi
Lake Malombe
Lake Amaramba
Lake Chiuta
Ntaja
Ntcheu
Balaka
Liwonde
Nayuchi
Machinga
Domasi
Neno
Zomba
Lake Chilwa
Lirangwe
Lanzu
Namadzi
Nambazo
Songwe Hill REE Project
Mwanza
Chiradzulu
Blantyre
Phalombe
Chikwawa
Mulanje
Milange
Thyolo
Tete
Thekerani
N'gabu
Bangula
Nsanje
Cahora Bassa Lake
Cahora Bassa Dam
Zambezi
Shire
Ruvuma
Lugenda
Luangwa
Bua
Dwangwa
Condédezi
Revúboè
32° 33° 34° 35° 36°
10° 11° 12° 13° 14° 15° 16° 17°
© Nations Online Project

There are no known significant encumbrances to Songwe Hill that would impact the current Mineral Resources, risks to access the site, or title or right to perform work.

Operational Infrastructure

Songwe Hill is intended to be developed as an open-pit mine supported by a dedicated processing complex comprising a flotation concentrator and a hydrometallurgical plant. These facilities are expected to be designed to produce a MREC for export to the Proposed Pulawy Separation Plant or for sale to third parties if produced prior to the start of commercial operation at the Proposed Pulawy Separation Plant. The site will include essential infrastructure such as haul roads, waste rock dumps, stockpiles, a tailings storage facility (“TSF”), water supply systems, and a photovoltaic (“PV”) solar power plant with backup diesel generators.

The Project is accessible via national highways S144 and S145, with the latter passing through Migowi, approximately 15 km from Songwe Hill. From Migowi, an all-weather graded gravel road (T415) connects to the site. Regional infrastructure includes access to Malawi’s national power grid, supplemented by on-site renewable energy generation, and water supply from boreholes and seasonal surface water capture. Communications will be supported by an IT network and satellite connectivity.

Consumables and spares will be sourced locally where possible, with specialized reagents and equipment imported from international suppliers. The Project’s infrastructure has been designed to comply with international standards for environmental and social management, including high-density polyethylene-lined TSF and stormwater control systems. At present, the site is a greenfield development with no legacy plant or equipment; all facilities will be newly constructed for the planned commencement of operations.

Geology

Songwe Hill is situated within the Chilwa Alkaline Province of southern Malawi, a region characterized by late Jurassic to Cretaceous intrusions. The deposit occurs as a carbonatite intrusion — breccia complex on the margin of the Phalombe Plain, expressed as a steep-sided hill approximately 800 meters in diameter. The Chilwa Province comprises a series of alkaline silicate and carbonate intrusions, structurally emplaced into Precambrian basement rocks, with Songwe Hill representing one of the most prominent carbonatite centers in the province.

The Songwe Hill complex consists of multiple intrusive phases, including calcite carbonatite, fenite, breccia, and phonolite dykes. Mineralization is closely associated with carbonatite and carbonatite-rich breccias, which host the principal rare earth-bearing minerals synchysite and apatite, with minor florencite. Geological and geochemical modeling indicates a central carbonatite plug surrounded by breccias and fenite aureoles, cut by phonolite dykes. The complex has been affected by late-stage faulting, reflected in magnetic anomalies and localized foliation.

History

The history of Songwe Hill dates back to early exploratory work in the 1980s. Initial exploration was conducted by the Japan International Cooperation Agency (JICA) and the Metal Mining Agency of Japan (MMAJ) in 1988, which included geological mapping, sampling, and limited diamond drilling to assess the rare earth potential of the carbonatite complex.

The Company entered the project in 2010 after securing Exclusive Prospecting License EPL 0284/10. Between 2011 and 2012, the Company completed Phase 1 and Phase 2 diamond drilling programs, followed by a third phase in 2018 to expand and upgrade the resource. These campaigns collectively totaled 129 drillholes and confirmed significant rare earth mineralization associated with carbonatite and breccia zones.

In 2012, the Company published its first NI 43-101 Mineral Resource estimate, later updated in 2019. A DFS was completed in July 2022, outlining an open-pit mine and integrated processing facilities. In June 2021, the exploration license was converted into Retention License RTL 0001/21, valid until May 2026.

Since 2018, no further drilling has occurred, but extensive metallurgical test work and engineering studies have advanced the project toward development. The project is now classified as development-stage, with construction targeted following completion of front-end engineering design and permitting.

Mineral Tenure

Access to Songwe Hill site and to the mineralized zones is authorized under Malawi’s Mines and Minerals Act (2023) and the Company’s valid title and mining rights. Exploration and future mining activities are conducted in accordance with the applicable legislation and the conditions of Retention License RTL 0001/21. Other required permits and authorizations, including environmental and social approvals, have been obtained or are in process in compliance with Malawian law and international standards.

The Company currently holds RTL 0001/21, covering an area of 25 km² within the Phalombe District. This license forms part of a contiguous block of 11 retention licenses totaling 250 km², all valid until May 30, 2026. The Company has received approval of its Environmental, Social and Health Impact Assessment (“ESHIA”) and the MDA with the Government of Malawi, and is in the process of applying for a mining license for Songwe Hill.

Renewal of environmental permits and completion of resettlement planning are integral steps in advancing Songwe Hill toward construction and operations.

Mining Method

Songwe Hill will employ conventional open-pit mining methods using small to medium-scale diesel-hydraulic excavators and articulated dump trucks, selected to suit the steep-sided hill terrain and planned production rates. Mining will be conducted using standard drill-and-blast techniques, with 10-meter bench heights and controlled blasting to maintain slope stability. Ore and waste will be loaded by hydraulic shovels and hauled via internal haul roads to the run-of-mine (“ROM”) pad or designated waste dumps.

The operation will be fully mechanized, with drilling performed by down-the-hole rigs and blasting using emulsion explosives initiated electronically. Ore recovery is planned at 95%, with external dilution of 3% and internal dilution of 5% factored into the mine design. Waste rock and low-grade material will be stockpiled for potential future processing, while high-grade Ore will be delivered directly to the concentrator. Mining services such as dewatering, lighting, and in-pit maintenance will be supported by dedicated infrastructure.

The mine will operate on a contract mining basis, with a fleet comprising 90-ton excavators and 40-ton articulated trucks. Operations will be scheduled to achieve a steady Ore feed of approximately 1.0 Mt per annum over an 18-year life of operations.

Mineral Processing

Songwe Hill will utilize a two-stage processing route comprising a flotation concentrator and a hydrometallurgical plant. Ore from the open-pit mine will first undergo crushing, ball milling, and fine grinding before flotation to produce a rare earth concentrate. The flotation circuit has been optimized through extensive pilot-scale test work to achieve recoveries of approximately 74% TREO at concentrate grades exceeding 11 – 15% TREO.

The hydrometallurgical plant will treat the flotation concentrate through gangue leaching, caustic conversion, cerium oxidation, and rare earth leaching, followed by purification and precipitation to produce a MREC product containing approximately 55% TREO (dry basis). By-products include gypsum, which is expected to be sold to cement manufacturers. Process water will be recycled via a lined TSF with reverse osmosis treatment to manage impurities.

All processing facilities will be newly constructed as part of the greenfield development. There is no legacy plant or equipment on site, and no legal disputes regarding tailings or processing infrastructure. The design complies with international standards and incorporates measures for reagent recovery and energy efficiency. Prior to execution, a FEED study will be completed to confirm flowsheet optimization and cost estimates.

Qualified Persons

Information in the Songwe Hill TRS has been prepared under the supervision of Qualified Persons, or QPs, as defined by Regulation S-K 1300. All QPs are independent of the Company and its subsidiaries. Neither SENET nor the contributing QPs are insiders, associates, or affiliates of the Company. The results of the technical review by the

QPs are not dependent on any prior agreements concerning conclusions to be reached, nor are there any undisclosed understandings concerning future business dealings. Information regarding the QPs’ qualifications, affiliations, dates of personal inspection of Songwe Hill, and areas of responsibility is summarized in the table below.

QP	Date of Personal Inspection	Areas of Responsibility
DRA SENET (Pty) Ltd Philemon Bundo	Sept 2018, May 2021, May 2022

Sections 1.1, 1.2, 1.8, 1.9, 1.11, 1.11.1, 1.11.2, 1.11.3, 1.12, 1.13, 2, 2.1, 2.2, 3, 4, 5, 10, 14, 15.1, 15.3, 15.5, 15.6, 18.1, 18.1.1, 18.1.2, 18.1.3, 18.1.4, 18.1.5, 18.1.6, 18.1.7, 18.1.9, 18.1.10, 18.1.11, 18.1.12, 18.1.13, 18.1.14, 18.1.15, 18.1.16, 18.1.17, 18.1.18, 18.1.19, 18.1.20, 18.1.21, 18.1.23, 18.1.24, 18.1.25, 18.1.26, 18.1.27, 18.1.28, 18.1.29, 18.1.30, 18.1.31, 18.1.35, 18.1.36, 18.1.37, 18.2, 18.2.1, 18.2.2, 18.2.3, 18.2.4, 18.2.6, 19, 20, 21.1, 21.2, 21.2.1, 21.2.4, 21.3, 21.3.3, 21.4.1, 21.4.2, 21.4.3, 23.4.1, 23.4.2, 23.5, 23.6, 24, 25

Swinden Geoscience Consultants Ltd Scott Swinden	May 2018, June 2018, September 2018	Sections 1.3, 1.4, 2.2, 6, 7, 8, 23.1
MSA Group (Pty) Ltd Jeremy Witley	July 2018, Sept 2018	Sections 1.5, 1.12, 1.13, 2.2, 9, 11, 21.2.2, 22.1, 23.2
Bara Consulting (Pty) Ltd Clive Brown	May 2021	Sections 1.6, 1.7, 1.13, 2.2, 12, 13, 15.2, 18.1.8, 18.2.5, 21.2.3, 21.4.2, 22.2
Digby Wells Environmental Graham Trusler	June 2018, April 2022, May 2022	Sections 1.9, 1.13, 2.2, 17, 18.1.32, 18.1.33, 18.1.34, 21.2.6, 22.3, 23.3
Epoch Resources (Pty) Ltd Guy Wiid	May 2014, June 2018, May 2021	Sections 1.13, 2.2, 15.4, 18.1.22, 18.2.7, 21.2.5, 23.4.3
Dahrouge Geological Consulting USA Ltd for Adamas Intelligence Inc Trevor Mills	N/A	Sections 1.10, 2.2, 16

Exploration

Diamond core drilling has been the primary exploration method employed at Songwe Hill. A total of 129 diamond drillholes were completed across three phases (2011, 2012, and 2018), targeting the carbonatite intrusion and associated breccias. Drill core was logged and sampled systematically, with sample intervals based on lithological boundaries and mineralization intensity. Density measurements were also taken, and quality assurance/quality control protocols included blanks, duplicates, and certified reference materials.

Surface exploration programs have included geological mapping, litho-geochemical sampling, and ground geophysical surveys (magnetic, radiometric, gravity, and NSAMT), which were used to refine the geological model and guide drilling. Bulk sampling and metallurgical test work were conducted to support process design and recovery optimization.

The QPs consider the data collection methods, storage, and validation procedures to be appropriate for geological modeling and Mineral Resource estimation, and confirm that these data have been incorporated into resource classification.

Future exploration plans focus on infill drilling to upgrade Inferred Resources and geotechnical drilling to support detailed mine design. Additional work may include near-mine exploration to identify satellite targets within the Phalombe license block. No exploration has been conducted since 2018, and the next phase of drilling is expected to follow completion of front-end engineering design.

Mineral Resource Estimate

The relevant QPs are satisfied that sufficient geological and geostatistical work has been completed to support reasonable prospects for economic extraction at Songwe Hill from a Mineral Resources perspective. The effective date of the Mineral Resource estimate is April 30, 2025.

The Mineral Resource is reported within an optimized pit shell at a base case cut-off grade of 0.55% TREO, which the QPs consider appropriate for economic extraction. The total estimated Measured and Indicated Mineral Resource is approximately 4.1 Mt grading 1.04% TREO, containing 43 kt TREO, and the estimated Inferred Mineral Resource is approximately 55.9 Mt grading 1.05% TREO, containing 589 kt TREO.

The resource model is based on data from 129 diamond drillholes completed between 2011 and 2018, supported by geological mapping, geochemical sampling, and geophysical surveys. No additional drilling has occurred since 2018; however, the QPs consider the assumptions used for resource definition, including lithological domains and estimation methodology, to remain valid as of June 30, 2025. Resources are reported on an in-situ basis, assuming a rare earth metallurgical recovery of 39.6%, and exclude modifying factors applied for Mineral Reserves.

Parameter	Mineral Resources
TREO Cut-off Grade	0.55% TREO
TREO Price (Basket Price)	$16.18/kg TREO

The table below presents the Mineral Resources (exclusive of Mineral Reserves) reported as at June 30, 2025 and 2024. Mineral Resources are reported on an in-situ basis, assuming no modifying factors have been applied.

	At June 30,
	2025			2024
Mineral Resource Category	Tonnes (Mt)	TREO (%)	TREO (kt)	Tonnes (Mt)	TREO (%)	TREO (kt)
Measured	0.7	0.98	7	[ ]	[ ]	[ ]
Indicated	3.4	1.05	36	[ ]	[ ]	[ ]
Total Measured and Indicated	4.1	1.04	43	[ ]	[ ]	[ ]
Inferred	55.9	1.05	589	[ ]	[ ]	[ ]

____________

Notes: Mt = million tonnes; TREO = Total REOs; kt = thousand tonnes.

Mineral Resources have been classified in accordance with the Regulation S-K 1300 definitions, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (2014) definitions, and are reported exclusive of Mineral Reserves. Please see below for information on Mineral Resource estimates inclusive of Mineral Reserves. All tabulated data has been rounded, and as a result minor computational errors may occur. Mineral Resources, which are not Mineral Reserves, have no demonstrated economic viability. The Mineral Resource estimate is reported on a 100% ownership basis. Mineral Resources are reported from within an optimized pit shell. For the purposes of assessing reasonable prospects for economic extraction and cut-off grade, metallurgical recoveries were applied to individual REO. The average total REO metallurgical recovery is 39.6%. Mineral Resources are reported on an in-situ basis without applying modifying factors. A mean density of 2.73 t/m3 was applied for Measured, 2.67 t/m3 for Indicated and 2.77 t/m3 for Inferred Resources. TREO = La₂O₃, CeO₂, Pr₆O₁₁, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃.

The table below presents the Mineral Resources (inclusive of Mineral Reserves) reported as at June 30, 2025 and 2024. Mineral Resources are reported on an in-situ basis, assuming no modifying factors have been applied.

	At June 30,
	2025			2024
Mineral Resource Category	Tonnes (Mt)	TREO (%)	TREO (kt)	Tonnes (Mt)	TREO (%)	TREO (kt)
Measured	13.6	1.27	173	[ ]	[ ]	[ ]
Indicated	24.4	1.08	264	[ ]	[ ]	[ ]
Total Measured and Indicated	38.1	1.15	437	[ ]	[ ]	[ ]
Inferred	55.9	1.05	589	[ ]	[ ]	[ ]

____________

Notes: Mt = million tonnes; TREO = Total REOs; kt = thousand tonnes.

Mineral Resources reported in the table immediately above are inclusive of the portion thereof that was converted to Mineral Reserves, which is consistent with how Songwe Hill’s Mineral Resources have been reported to date by the Company Requisite Shareholder pursuant to NI 43-101 standards. However, under Regulation S-K 1300, Mineral Resources are to be reported exclusive of the portion thereof that was converted to Mineral Reserves, as is presented in the table further above.

Mineral Resources are reported within an optimized pit shell at a cut-off grade of 0.55% TREO. Mineral Resources are not Mineral Reserves and do not reflect demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to apply economic considerations that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Mineral Reserve Estimate

The Mineral Reserves have been defined, classified, and reported by the Company in accordance with Regulation S-K 1300, consistent with CIM (2014) standards. Reserves have been estimated using block modeling and pit optimization techniques based on geotechnical, metallurgical, and economic modifying factors. The open-pit Mineral Reserves are inclusive of dilution and mining losses and have been demonstrated to be technically and economically viable under the assumptions applied in the Life-of-Operations plan.

The Mineral Reserve estimate is based on a cut-off grade of 0.55% TREO, supported by forecasted REO basket prices and operating cost assumptions. Ore tonnages are stated at an average in-situ density of 2.76 t/m³. No downgrading of Measured Resources to Probable Reserves was required due to confidence in modifying factors.

The relevant QPs are satisfied that the evaluation meets the required standard to support the declaration of Mineral Reserves.

Parameter	Mineral Reserves
TREO Cut-off Grade	0.55% TREO
TREO Price (Basket Price)	$16.18/kg TREO

The following table presents the Songwe Hill Mineral Reserves estimate as at April 30, 2025 and 2024. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and Ore loss modifying factors, assuming a rare earth metallurgical recovery of 40.0%.

	At April 30,
	2025			2024
Mineral Reserve Category	Tonnes (Mt)	TREO (%)	TREO (kt)	Tonnes (kt)	TREO (%)	TREO (kt)
Proven Mineral Reserves	8.2	1.28	104.2	[ ]	[ ]	[ ]
Probable Mineral Reserves	10.0	1.07	106.8	[ ]	[ ]	[ ]
Total Mineral Reserves	18.1	1.16	211.0	[ ]	[ ]	[ ]

____________

Notes: Mt = million tonnes; TREO = Total REOs; t = tonnes.

Notes with respect to Mineral Reserves.    Mineral Reserves are stated as tonnages and grades delivered to the processing plant and are inclusive of dilution and mining losses expected during mining. The Mineral Reserve estimate is reported on a 100% ownership basis. The Mineral Reserve is stated at a cut-off grade of 0.55% TREO. Ore tonnages are stated at an average in-situ density of 2.76 t/m3. A weighted average process recovery to carbonate of 40% was used to calculate revenue from Mineral Reserves.

There is no certainty that all or any part of the Mineral Reserves will be realized exactly as stated due to inherent risks in mining operations.

Quality Assurance Quality Control

Quality Assurance and Quality Control (“QAQC”) procedures have been implemented at Songwe Hill. For core sampling, diamond drill core was logged and sampled according to lithological boundaries. Core was halved, with one half sent for assay and the other retained in the core library. Density measurements were taken on selected intervals. QAQC protocols included systematic insertion of certified reference materials (“CRMs”), blanks, and duplicates into the sample stream. Typically, one CRM or blank was inserted for every 10 core samples, and duplicates were taken at regular intervals. Where core splitting was not possible, full core was sampled and pulp duplicates retained. For channel and bulk sampling, CRMs and blanks were inserted at a frequency of approximately one in every 12 samples. All CRMs were tested for compliance within ±2 standard deviations of the designated mean value. Assay batches failing QAQC checks were re-assayed or discarded with appropriate qualifications (e.g., contamination, ticket mix-up, transcription errors). Data validation included scatter plots, regression analysis, and comparison of original versus umpire laboratory results. Three phases of drilling (2011, 2012, and 2018) employed independent laboratories for primary assays and umpire checks. ALS and other accredited labs conducted analyses using ICP-MS and ICP-OES methods. QAQC reports were compiled for each campaign, and results were reviewed by QPs to confirm accuracy and precision.

The relevant QPs are satisfied that the QAQC procedures applied at Songwe Hill meet industry standards and provide sufficient confidence in the assay data for geological modeling and Mineral Resource estimation. Factors considered in resource classification include: (1) Interpretation of mineralization boundaries; (2) Drillhole spacing and adequacy for defining geology and grade; (3) Quality of samples, assays, and geological information; (4) Validation of cut-off grade assumptions; and (5) Visual and statistical validation of block models.

Intellectual Property

The Company does not hold any patents and is not dependent on intellectual property (including patents or licenses), industrial, commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes for the conduct of its business as a whole. For more information on the risks on intellectual property, see “Risk Factors — Risks Related to Intellectual Property and Technology”.

Government and Environmental Regulations

The Company’s rights to own and develop mineral resources and deposits are governed by the laws and regulations of the jurisdictions in which these mineral properties are located.

The Company is and will be subject to a wide range of laws and regulations governing all aspects of its operations, including with respect to environmental protection, reclamation, exploration, development, production, taxes, immigration, labor standards and employment issues, occupational health, mine safety, dam safety, toxic substances and wastes, securities and foreign corrupt practices. The Company has made, and expects to make in the future, significant expenditures to comply with these laws and regulations. Non-compliance can result in violations and legal claims, as well as substantial fines, penalties, reputational damage and delays in or suspension of day-to-day operations. Pending or proposed changes to existing laws and regulations, as well as any proposed or contemplated new laws or regulations, could also have significant impacts on the Company’s business and results of operations, the extent of which cannot always be predicted.

Construction and Operation of Proposed Pulawy Separation Plant in Poland

General

The construction and operation of the Proposed Pulawy Separation Plant is subject to regulation by a number of government authorities in Poland. These include the Ministry of Climate and Environment, the General Directorate for Environmental Protection, and various local environmental protection agencies. The regulations address many environmental issues relating to air, soil, and water contamination, and apply to many activities including plant construction, mineral processing, materials handling, water use, waste disposal, and use of toxic substances. In addition, we may be subject to regulations relating to labor standards, occupational health and safety, plant safety, general land use, export of minerals, taxation, data protection, and data security. Many of the regulations require permits or licenses to be obtained, the absence of which and/or inability to obtain such permits or licenses would adversely affect our ability to conduct our construction, development, and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

The Proposed Pulawy Separation Plant is proposed to be built on land leased from Grupa Azoty Pulawy, located in a Special Economic Zone. The construction and operation of the plant are governed by both national and local laws. National laws that govern plant construction and maintenance and operations are generally administered by the Ministry of Climate and Environment. Additional national laws, governing plant safety and health, also apply. Local laws also require various permits and approvals before construction, development, or production operations can begin. Among other things, an environmental impact assessment must typically be prepared and approved, with financial assurance provided in the amount of projected reclamation costs. The financial assurance is used to ensure that proper reclamation takes place and will not be released until that time. Local jurisdictions may also impose permitting requirements, such as conditional use permits or zoning approvals.

Environmental Regulation: Poland Laws

Poland’s Environmental Protection Law and comparable local statutes impose strict liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring clean-up actions and/or demands for reimbursement for government-incurred clean-up costs or natural resource damages. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Environmental Protection Law governs the disposal of solid waste and hazardous waste and authorizes the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. The Law can impose liability for clean-up of sites and disposal of substances found on processing sites long after activities on such sites have been completed.

Poland’s Clean Air Act restricts the emission of air pollutants from many sources, including mineral processing activities. Any future processing operations by the Proposed Pulawy Separation Plant may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring, and/or control requirements under the Clean Air Act and local air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

Poland’s Environmental Impact Assessment Act requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to processing facilities and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare either a detailed statement known as an Environmental Impact Statement (“EIS”), or a less detailed statement known as an Environmental Assessment (“EA”). The Ministry of Climate and Environment, other federal agencies, and any interested third parties can review and comment on the scope of the EIS or EA and the adequacy of any findings set forth in the draft and final EIS or EA. This process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project.

The Water Law and comparable local statutes impose restrictions and controls on the discharge of pollutants into waters of Poland. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the General Directorate for Environmental Protection or an analogous local agency. The Water Law regulates storm water from processing facilities and requires a storm water discharge permit or Stormwater Pollution Prevention Plan for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The Water Law and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of Poland unless authorized by an appropriately issued permit. The Water Law and comparable local statutes provide for civil, criminal, and administrative penalties for unauthorized discharges of pollutants, and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

Mining of Songwe Hill in Malawi

General

The exploration and development of a mining prospect in Malawi is subject to regulation by a number of government authorities. These include the Mining and Mineral Regulatory Authority, the Malawi Environment Protection Authority, and various local environmental protection agencies. The regulations address many environmental issues relating to air, soil, and water contamination, and apply to many mining-related activities including exploration, mine construction, mineral extraction, materials milling, water use, waste disposal, and use of toxic substances. In addition, we may be subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals, taxation, data protection, and data security. Many of the regulations require permits or licenses to be obtained, the absence of which and/or inability to obtain such permits or licenses would adversely affect our ability to conduct our exploration, development, and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

In Malawi, mining rights on public lands are governed by the Mines and Minerals Act of 2023, which allows for the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and local laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the Mining and Mineral Regulatory Authority. Additional federal laws, governing mine safety and health, also apply. Local laws also require various permits and approvals before exploration, development, or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with financial assurance provided in the amount of projected reclamation costs. The financial assurance is used to ensure that proper reclamation takes place and will not be released until that time. Local jurisdictions may also impose permitting requirements, such as conditional use permits or zoning approvals.

Applicable national legislation in Malawi also includes the following, some of which are explained further below: Plant Protection Act (2018), Forestry Act (1997), Mines and Minerals Policy (2013), Water Resources Act (2013), Land Act (2016 & 2022), Customary Land Act (2016), Lands Acquisition Act (1970), National Sanitation Policy (2006), Public Health Act (1948), and Occupational Safety, Health and Welfare Act (1997).

Malawi Executive Order on Mineral Exports

On October 21, 2025, the Government of Malawi issued an executive order prohibiting the export of raw, unprocessed minerals, including rare earth elements, from Malawi. The stated purpose of the order is to promote local beneficiation and industrialization. While the order permits the export of minerals that have undergone local processing, the scope and interpretation of “processing” under the order remain uncertain and subject to change. Management expects that local processing will occur at Songwe Hill in compliance with the executive order.

Environmental Regulation

Chapter 3 of the Constitution of the Republic of Malawi (1994) sets out fundamental principles and seeks to promote the welfare and development of the people of Malawi by progressively adopting and implementing policies and legislation. The Constitution states that the environment must be managed responsibly to achieve the following: (i) prevention of degradation of the environment; (ii) provision of a healthy living and working environment for the people of Malawi; (iii) accordance of full recognition to the rights of future generations by means of environmental protection and the sustainable development of natural resources; and (iv) conservation and enhancement of the biological diversity of Malawi. Further, a Mining Development Agreement must be compiled for a project. A Mining Development Agreement is a concession agreement which governs the relationship between the Malawi government and a license holder for the exploration of a certain area of land for minerals or for the mining of minerals in a certain area in exchange for royalties, taxes and other obligations. The Company entered into the MDA with the Malawi government in July 2024.

The National Environmental Policy (NEP) (1996), revised in 2004, is an overarching framework instrument that calls for the strengthening of institutional mechanisms and the review and formulation of environmental legislation. The goal of this policy is to promote sustainable development through an efficient and sound management of the environment and natural resources.

The National Environmental Action Plan (NEAP) was prepared in 1994 in response to Agenda 21, which required signatories to the 1992 Rio Declaration on Environment and Development to prepare an action plan for integrating environmental issues into socio-economic development programs. The NEAP was subsequently updated in 2004. The main objectives include the following: (i) document and analyse all major environmental issues and measures to alleviate them; (ii) promote sustainable use of natural resources in Malawi; and (iii) develop an Environmental Protection and Management Plan.

The Environment Management Act (No. 19 of 2017) and comparable local statutes impose strict liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring clean-up actions and/or demands for reimbursement for government-incurred clean-up costs or natural resource damages. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Environment Management Act governs the disposal of solid waste and hazardous waste and authorizes the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. The Act can impose liability for clean-up of sites and disposal of substances found on exploration, mining, and processing sites long after activities on such sites have been completed.

The Environment Management Act also restricts the emission of air pollutants from many sources, including mining and processing activities. Any future processing operations by the Company may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring, and/or control requirements under the Act and local air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the rules.

Part VI of the Environment Management Act addresses environmental management and Environmental and Social Health Impact Assessments (ESHIAs). The Guidelines for ESHIAs as prescribed in the Environment Management Act outline the basis for the ESHIA process in Malawi and provide a mechanism for integrating environmental and social development concerns. The process aims to effect sustainable development and improved living standards for Malawians and the preservation of ecosystems as well as social and cultural values.

The Company Requisite Shareholder appointed Digby Wells to undertake the ESHIA process for Songwe Hill, which was undertaken with in-country partners ENVIROCONSULT and was submitted to the Malawi Environment Protection Authority in July 2022 for their review and comment prior to finalization and submission for permitting. The ESHIA identified all the expected environmental and social impacts associated with the project, including the prevention of pollution, treatment of waste, the safeguarding of natural resources, progressive reclamation and rehabilitation, and the minimizing of the effects of mining activities. The ESHIA was approved by the Malawi

Environment Protection Authority in December 2022. Environmental and social baseline studies have been conducted by Digby Wells in collaboration with a large team of Malawian specialists. These studies are aligned with the requirements of the Equator Principles, IFC Performance Standards as well as specific requirements and interpretations of Malawian legislation. Baseline conditions for various biophysical and social environmental aspects were determined, considering seasonal variation and input from various stakeholders.

The Company has elected to comply with the World Bank criteria by complying with IFC Standards and the Equator Principles. The IFC’s Sustainability Framework expresses its strategic commitment to sustainable development. The framework encompasses the IFC’s Policy and Performance Standards on Environmental and Social Sustainability, and IFC’s Access to Information Policy (IFC, 2012). ESHIA has been aligned with the IFC Performance Standards. Songwe Hill is still a greenfield site, and accordingly, all the management plans will be developed when the project is implemented.

The Water Resources Act and comparable local statutes impose restrictions and controls on the discharge of pollutants into waters of Malawi. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the National Water Resources Authority or an analogous local agency. The Act regulates storm water from mining facilities and requires a storm water discharge permit or Stormwater Pollution Prevention Plan for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The Act and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of Malawi unless authorized by an appropriately issued permit. The Act and comparable local statutes provide for civil, criminal, and administrative penalties for unauthorized discharges of pollutants, and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

The Atomic Energy Act, 2011 (Act No. 16 of 2011), supported by the Atomic Energy Regulations (2012), specifies the requirements for the protection of people against exposure to ionizing radiation, the safety of radiation sources, waste management, and for the protection of the environment. The Act aims to prevent unlicensed access or damage to, and loss, theft or unlicensed transfer of, radioactive sources so as to reduce the likelihood of accidental harmful exposure to such sources. The Act requires the development, implementation and documentation of a radiation safety program commensurate with the nature and extent of the risks associated with a project.

Tax Laws Relating to Mining

The Income Tax Act (the “Tax Act”) sets out a comprehensive tax and customs regime that is applicable to mining activities. Under the Tax Act, taxation on most mining leases is at a flat rate of 30%. For holders of special mining leases, taxation is at a flat rate of 20%; however, holders may be liable to additional profit tax. The Tax Act further provides for the deduction of capital expenditures incurred exclusively for mining operations. Investors in mining companies are permitted to borrow locally for working capital purposes. Offshore borrowings require approval from the Reserve Bank of Malawi (the “RBM”).

Effective January 1, 2025, amendments to Malawi’s Resource Rent Tax Act went into effect and provide for a resource rent tax of 15% on licensed mining operations or projects. The statute provides that the tax may apply to both domestic and foreign entities, even if the applicable offshore entity is not a tax resident of Malawi and regardless of whether the transaction occurs offshore of Malawi. The new resource rent tax also has a lookback period of ten years prior to January 1, 2025. Judicial interpretations of the resource rent tax are not available and the implications of such amendments and potential enforcement of such remain unclear. We are evaluating the amendments and considering the potential impact on the Company as a result of the Business Combination. If the new resource rent tax were to apply to such transactions, it could have a material adverse effect on our business and financial condition.

The Company may import goods specifically and exclusively for use in the business, free of import duty, VAT, and other applicable taxes, including materials (e.g., pipe, steel), consumables (e.g., reagents, fuel, lubricants, spare parts), and plant and equipment (e.g., yellow goods and vehicles). The Company is free to transport, export, and market the mine product free of duty and other taxes.

Mining entities are also required to pay royalties to the government of Malawi depending on the type of mineral. Songwe Hill is subject to a royalty payment of 5% of gross mine-gate revenue (net of post-mine-gate costs) pursuant to the MDA.

Foreign Exchange Controls

Pursuant to Malawi’s Exchange Control Act and the regulations administered by the RBM, all inflows and outflows of funds relating to Songwe Hill are subject to exchange control oversight. The Company is required to obtain and maintain all RBM approvals necessary for the remittance, receipt, holding, conversion, and repatriation of funds. The MDA sets out the detailed framework governing such currency and foreign exchange matters, including authorized foreign currency accounts and the retention and use of foreign exchange. The Company must ensure full compliance with the Exchange Control Act and all related RBM directives throughout Songwe Hill’s term.

Licenses Required

The licenses or permits identified in the below table must be applied for and granted to enable the Company to undertake Songwe Hill.

Authorization	Enabling Legislation	Description	Competent Authority
Large-Scale Mining License	Mines and Minerals Act, 2023	For mineral extraction.	Ministry of Mines
Water Use License	Water Resources Act, 2013	Permit is required to use and/or abstract water, build dams, and for the discharge of effluent.	Water Resources Board: Water Abstraction Control Sub-committee
Effluent Discharge Consent	Water Resources (Water Pollution Control) Regulations	To control water pollution. Effluent must conform to standards set by the Malawi Bureau of Standards.	Pollution Control Sub-committee
Air Pollution License	Environment Management Act, 2017	License is required to emit any gas or other pollutants into the atmosphere.	Department of Environmental Affairs
Waste License	Environment Management Act, 2017	A license is required to handle, store, transport, classify or destroy waste other than domestic waste, or operate a waste disposal site.	Department of Environmental Affairs
Hazardous Waste License	Environment Management Act, 2017 Occupational Safety, Health and Welfare Act, 1997	A permit is required to import or export and transport any hazardous waste in Malawi.	Department of Environmental Affairs
Storage of Explosives License	Explosives Act, 1968	Authorizes the holder to store explosives on the premises described in the license.	Chief Inspector of Explosives
Dealer’s License	Explosives Act, 1968	Authorizes the holder to purchase, sell and deal in explosives.	Chief Inspector of Explosives
Permit to Possess Explosives	Explosives Act, 1968	Authorizes the holder to purchase and possess explosives.	Chief Inspector of Explosives

Authorization	Enabling Legislation	Description	Competent Authority
Blasting License	Explosives Act, 1968	Authorizes the holder to use explosives for the purpose of blasting.	Chief Inspector of Explosives
Electricity Generation License	Energy Regulation Act, 2004 Energy Regulation By-Laws, 2008	Authorizes the holder to establish, operate and generate power.	Energy Authority
Bulk Fuel Storage License	Liquid Fuels and Gas (Production and Supply) Act, 2004 and Regulations, 2008	Authorizes the holder to store liquid fuels and gas for private use.	Department of Environmental Affairs
Permit for the relocation of graves and cemeteries as well as cultural heritage artifacts	Monuments and Relics Act, 1991

Authorizes the holder to remove and relocate items of cultural heritage. No person shall, without the prior written consent of the Minister, (a) make any alteration to, or destroy or damage, any monument or relic or any part thereof; or (b) carry out any cultivation or mining project or other work so as to cause, or likely to cause damage to cultural heritage resources.

Minister of Monuments and Relics
License to undertake an activity with the potential to result in the exposure to ionizing radiation from mining and processing REEs	Atomic Energy Act, 2011

To provide an appropriate and internationally acceptable standard of protection and safety for humans and the environment for activities involving the peaceful application of nuclear science technology, without unduly limiting the benefits of the uses of this technology.

Atomic Energy Regulatory Authority (AERA)

Songwe Hill’s Retention Licenses RTL 0001-4/21 (the “License Area”) covers an area of approximately 100 km2 and are four of a contiguous block of 11 retention licenses with a total area of approximately 250 km2. The block falls within the former exclusive prospecting license 0284/10 that had an area of 849.1 km2 and was originally granted to the Company in January 2010 with a three-year term. It was renewed successively for two-year periods until January 2015, January 2017, January 2019, and January 2021 by the Minister of Natural Resources, Energy and Mining under the Mines and Minerals Act. The exclusive prospecting license was then converted to an exploration license in January 2021 to comply with the Mines and Minerals Act. A block of 11 retention licenses was applied for and granted in June 2021.

Sustainability Initiatives

Sustainability Governance Architecture

The Company recognizes that sound corporate governance and transparency are expectations of our stakeholders and enable confidence in the credibility of our business conduct.

In connection with the Sustainability Committee established by the Company Requisite Shareholder, the Company has committed to work in a socially and environmentally responsible manner to maintain stakeholder dialogue to ensure social best practice, to ensure workplace safety and health, environmentally sound and responsible resource development, and the protection of human rights.

Risk Management Framework

Consistent with the ESHIA approved by the Malawi Environment Protection Authority and aligned with the IFC Performance Standards and the Equator Principles, the Company applies formal environmental and social management processes, including baseline studies, stakeholder engagement, and ongoing monitoring, to identify, assess, and manage material environmental and social risks for Songwe Hill. For the Proposed Pulawy Separation Plant, the Company will implement environmental and social impact assessment processes and obtain an integrated permit in accordance with Polish and EU requirements, including compliance with EU BAT and applicable emission limits.

Safety, Health and Environment

The Company commits to work in a socially and environmentally responsible manner, ensuring workplace safety and health and environmentally sound and responsible resource development.

Legal Proceedings

In addition to the proceedings described below, we may become involved, from time to time, in various claims, legal proceedings and complaints incidental to the ordinary course of business. For example, our operations are underpinned by numerous contractual agreements with third parties and non-compliance by the relevant third party to our contractual obligations may require us to enforce our rights under the relevant contracts and pursue legal action. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations.

For more information on the risks on the legal proceedings, etc., see “Risk Factors — We are exposed to possible litigation risks, including permit disputes (including in respect of access and/or validity of tenure), environment claims, occupational health and safety claims and employee claims. Further, we may be involved in disputes with other parties in the future that may result in litigation. Current or future litigation or administrative proceeding could have a negative impact on our business.”

Competition

The Company will operate primarily in the rare earths processing sector, where competition focuses on securing reliable sources of MREC feedstock, accessing solvent-extraction and separation expertise, and developing efficient downstream processing capacity. The rare earth deposit at Songwe Hill and the Proposed Pulawy Separation Plant position the Company as a participant in the global rare earth mining, separation and processing industry, where we compete with established international operators for feedstock supply, processing technology, customer offtake arrangements, and technical talent. Because the Proposed Pulawy Separation Plant is expected to rely on third-party carbonate feed in addition to the MREC sourced from Songwe Hill, we face competition from other processing companies seeking to secure comparable feedstock streams and from companies offering separated REOs to similar end-market customers. Some of these competitors may have greater financial or technical resources, more diversified supply chains, or broader commercial relationships.

The Company intends for Songwe Hill to represent a potential long-term, strategic source of feedstock for the Proposed Pulawy Separation Plant. However, within the rare earth mining industry, we may compete with other mining companies for mineral licenses, exploration opportunities, access to contractors and equipment, and the ability to attract and retain qualified geological and mining personnel.

Many of the companies with which we compete, whether in processing or mining, may be better capitalized, vertically integrated, or possess established market positions. As a result, we may face challenges in securing additional feedstock supply, expanding processing capacity, or acquiring supplemental mineral interests should we elect to do so in the future.

Competition for qualified personnel within the rare earths sector is significant, particularly for professionals with expertise in chemical processing, solvent-extraction operations, hydrometallurgy, and rare earth separation technologies, which are critical skill sets for the operation and optimization of our on-site processing operations at Songwe Hill and the Proposed Pulawy Separation Plant. Global demand for these specialised processing and metallurgical competencies can be cyclical, and periods of heightened activity in the critical-minerals sector may require us to offer compensation or benefits above levels previously paid. While our upstream activities at Songwe Hill also require experienced geological, mining, and environmental personnel, our principal resourcing challenges relate to securing and retaining experienced processing and technical staff for the Pulawy plant.

Despite these competitive conditions, we believe that our mining and processing-led business model, anchored by Songwe Hill as a strategic feedstock source and the Proposed Pulawy Separation Plant, differentiates us from peers that are predominantly exploration- or mining-focused. This vertically integrated approach positions Mkango to participate in higher-value segments of the rare earth supply chain and provides a unique platform for long-term growth.

We are led by an experienced management team with extensive expertise across rare earth processing, project development, and upstream exploration. Our Chief Executive Officer and Director, Mr. Alexander Lemon, has over 30 years of experience in the African and international minerals sector and brings significant leadership experience in developing complex processing and downstream rare earth projects. Mr. Lemon leads our management group, which collectively has extensive experience across processing plant development, metallurgical operations, rare earth project delivery, and mineral exploration.

For more information on the risks on the competition., see “Risk Factors — We operate in a highly competitive industry in a high demand and growth environment and additional manufacturing, refining and mining competitors could result in a reduction in revenue.”

Human Resources Capital

As of [    ], 2026, the Company had [    ] full-time employees. For additional discussion on the relationship between management and labor unions, see “Risk Factors — We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.”

Management of the Company

Executive Officers and Board of Directors

References in this section to “we”, “our”, “us”, the “Company”, or “the Company” generally refer to the Company and its consolidated subsidiaries.

The names, ages, and current positions of the Company’s current executive officers and board of directors are listed in the table below. The Company expects that these executive officers and members of its senior management team will continue as executive officers and directors of the Company following the Business Combination, except where otherwise noted. See “Management of the Company After the Business Combination.”

Name	Age	Title
Alexander Lemon	55	Executive Director
William Dawes	55	Executive Director

Executive Officers and Directors

Alexander Lemon.    Upon the closing of the Business Combination, Alexander Lemon will serve as a Director and Chief Executive Officer of the Company. Mr. Lemon is a founding Director and President of the Company Requisite Shareholder and a Director of its subsidiary Maginito Limited, each of which are developing new sustainable sources of NdPr oxide, recycled NdFeB and other rare earths products from Malawi, UK, Germany, Poland and the USA. Mr. Lemon is also a Director of a leading Environmental Consultancy, Kongiwe, in South Africa. He has over 30 years’ experience in mineral exploration, business development, international government relations and project management with a significant global network in the Industry. Mr. Lemon previously worked as a Managing Director of a gold mining company that owned and operated a producing gold mine in Central Asia and has been involved in the exploration and evaluation of a variety of projects throughout Africa, Central Asia and Europe. While President of the Company Requisite Shareholder, the Songwe Hill rare earths project in Malawi has advanced from an early exploration stage to a definitive feasibility study, received approval of the Environmental, Social and Health Impact Assessment (ESHIA) and entered into the Songwe Hill Mining Development Agreement, advanced the Proposed Pulawy Separation Plant in Poland has advanced through scoping and prefeasibility study stages and established Maginito Limited, which acquired the HyProMag business in 2023. Mr. Lemon holds an MSc DIC in Mineral Exploration from the Royal School of Mines, Imperial College, London and a BSc in Geological Sciences from Oxford Brookes University. He is a Fellow of the Geological Society of London, Fellow of the Royal Geographical Society and a Member of the Southern African Institute of Mining & Metallurgy.

William Dawes.    Upon the closing of the Business Combination, William Dawes will serve as a Director and President of the Company. Mr. Dawes is a founding Director and Chief Executive of the Company Requisite Shareholder and a Director of its subsidiaries Maginito Ltd, HyProMag Ltd and Hypromag USA, which are developing new sustainable sources of rare earth oxides, alloys, magnets and other rare earths products from Malawi, UK, Germany, Poland and the USA. He has over 30 years’ experience in the resource sector, including 16 years in rare earths, encompassing investment banking, mineral exploration, mining, metallurgy, recycling and magnetic materials. Having trained as a geologist in South Africa, he worked as a mining analyst based in London and then for Rio Tinto’s exploration division. Subsequently, he gained significant global mining transaction experience at Robert Fleming & Co, Chase Manhattan Bank and JPMorgan. While Chief Executive of the Company Requisite Shareholder, the Songwe Hill rare earths project in Malawi has advanced from an early exploration stage to definitive feasibility study, and the Proposed Pulawy Separation Plant in Poland has advanced through the scoping and prefeasibility study stages. In parallel, following the acquisition by the Company Requisite Shareholder in 2023 of rare earth alloy and magnet producer and recycler HyProMag, HyProMag has advanced to first UK production in UK in 2025 with additional plants in Germany and USA under development. Mr. Dawes holds a BSc Geology from Bristol University and MSc Mineral Exploration with Distinction from Royal School of Mines, Imperial College. He is a Fellow of the Geological Society of London, a Professional Member of the Institute of Materials, Minerals and Mining and holds the Chartered Financial Analyst designation.

Compensation of the Company’s Executive Officers and Directors

For the year ended December 31, 2025, the Company executive officers received an aggregate compensation of approximately $526,087 and non-executive director fees were approximately $167,227 from an affiliate of the Company that is wholly owned by the Company Requisite Shareholder. The aggregate compensation paid directly or indirectly to the Company’s executive officers consists of wages. The Company does not have in place any equity incentive plan and has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers and directors.

Company Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of the Company (together with its subsidiaries, the “Company,” “we,” “us” and “our”) should be read together with the Company’s audited, consolidated financial statements as of and for the years ended December 31, 2024, and 2023, and the Company’s unaudited condensed consolidated interim financial statements as of June 30, 2025, and for the six months ended June 30, 2025 and 2024, together with related notes thereto, which are included elsewhere in this proxy statements/prospectus. The discussion and analysis should also be read together with the sections entitled “Business of the Company and Information Related to the Company,” and “Risk Factors” and the unaudited condensed consolidated combined pro forma financial information in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information.” In addition to historical financial information, the following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.

Overview

Mkango Rare Earths Limited is developing a sustainable rare earth supply chain for North America and Europe to support global national security, energy, transportation and mobility systems, as well as digital and physical AI infrastructure. Immediately prior to the Effective Time, we will complete the Corporate Reorganization, after which we will hold a 100% interest in two operating subsidiaries: Mkango Malawi and Mkango Polska. Mixed rare earth carbonate (“MREC”) produced at our Songwe Hill rare earths project (“Songwe Hill”), the mining license for which is to be owned by Mkango Malawi, will serve as the initial Feedstock for the Proposed Pulawy Separation Plant, which will be owned by Mkango Polska. To the extent the Proposed Pulawy Separation Plant has additional capacity, we plan to source MREC from other rare earth projects and market suppliers for processing and separation into rare earth oxides (“REOs”). We believe our portfolio of rare earth mineral assets will position us for continued growth as one of Malawi’s leading rare earth mineral producers and the Proposed Pulawy Separation Plant will position us as a leading producer of REOs in Europe.

Our Projects

Songwe Hill is a development-stage property, where to date we have:

•        Obtained a Definitive Feasibility Study (“DFS”) which served as the basis of a Canadian National Instrument 43-101 Technical Report (the “NI 43-101 Report”).

•        Obtained a Technical Report Summary pursuant to Regulation S-K 1300 (the “TRS”).

•        Completed a full Environmental Social Health Impact Assessment (“ESHIA”), which has been approved by the Malawi Environmental Protection Authority (the “MEPA”) and is aligned with the International Finance Corporation (“IFC”) Performance Standards on Environmental and Social Sustainability (“IFC PS”). We have also adopted the Global Industry Standard for Tailings Management (“GISTM”) for tailings design and management.

•        Entered into a Mining Development Agreement (the “MDA”) with the Government of Malawi.

•        Been awarded technical assistance financing from the U.S. International Development Finance Corporation (the “DFC”).

Songwe Hill hosts a significant rare earth element (“REE”) deposit within a carbonatite complex. The open cast mining operation is expected to have an 18-year life of mine, and is expected to produce a purified MREC grading approximately 55% (dry basis) total rare earth oxides (“TREO”). The table below sets forth, for Songwe Hill, our current rare earth Mineral Resources and Mineral Reserves as of June 30, 2025. Mineral Resources are

reported on an in-situ basis, assuming a rare earth metallurgical recovery of 39.6%. Mineral Reserves are reported on a plant feed basis, inclusive of dilution and Ore loss modifying factors, assuming a rare earth metallurgical recovery of 40.0%.

Mineral Resources and Mineral Reserves Summary(1)(2)
	Tonnage (Mt)	TREO (%)	TREO (kt)
Proved Reserves	8.2	1.28	104.2
Probable Reserves	10.0	1.07	106.8
Total Reserves	18.1	1.16	211.0
Measured & Indicated Resources	4.1	1.04	43.0
Inferred Resources	55.9	1.05	589.0

____________

(1)      Mineral Reserves are stated as tonnages and grades delivered to the processing plant and are inclusive of dilution and mining losses expected during mining. The Mineral Reserve estimate is reported on a 100% ownership basis. The Mineral Reserve is stated at a cut-off grade of 0.55% TREO, which was supported by metal prices stated in Table 12.3 of the TRS. Ore tonnages are stated at an average in-situ density of 2.76 t/m3. A weighted average process recovery to carbonate of 40% was used to calculate revenue from Mineral Reserves.

(2)      Mineral Resources have been classified in accordance with the Regulation S-K 1300 definitions, which are consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (2014) definitions, and are reported exclusive of Mineral Reserves. Please see “Mineral Resource and Mineral Reserve Summary Disclosure” below for information on Mineral Resource estimates inclusive of Mineral Reserves. All tabulated data has been rounded, and as a result minor computational errors may occur. Mineral Resources, which are not Mineral Reserves, have no demonstrated economic viability. The Mineral Resource estimate is reported on a 100% ownership basis. Mineral Resources are reported from within an optimized pit shell. For the purposes of assessing reasonable prospects for economic extraction and cut-off grade, metallurgical recoveries were applied to individual REO. The average total REO metallurgical recovery is 39.6%. Mineral Resources are reported on an in-situ basis without applying modifying factors. A mean density of 2.73 t/m3 was applied for Measured, 2.67 t/m3 for Indicated and 2.77 t/m3 for Inferred Resources. TREO = La₂O₃, CeO₂, Pr₆O₁₁, Nd₂O₃, Sm₂O₃, Eu₂O₃, Gd₂O₃, Tb₄O₇, Dy₂O₃, Ho₂O₃, Er₂O₃, Tm₂O₃, Yb₂O₃, Lu₂O₃, and Y₂O₃.

The Songwe Hill MREC will serve as the initial feedstock for a rare earth oxide separation project we intend to construct in Pulawy, Poland (the “Proposed Pulawy Separation Plant”). To the extent the Proposed Pulawy Separation Plant has additional capacity, we plan to source MREC from other rare earth mining projects and market sources.

The site on which we intend to construct the Proposed Pulawy Separation Plant (the “Plant Site”) is located in a special economic zone in Pulawy, Poland, adjacent to Grupa Azoty Pulawy, the EU’s second-largest nitrogen fertilizer manufacturer. This location provides established infrastructure and access to HNO₃, NH₄OH, steam, power, water, and other utilities. Grupa Azoty Pulawy leases the Plant Site to our subsidiary, Mkango Polska.

With respect to the Proposed Pulawy Separation Plant, Carester SAS, a French company (“Carester”) completed a Pre-Feasibility Study (the “PFS”) for plant design in 2022 and PRODEO updated the PFS in 2025 (the “2025 PFS Update”). The 2025 PFS Update was prepared to the level of accuracy required for an Association for the Advancement of Cost Engineering International (AACE) Class 4 Estimate, corresponding to an overall weighted accuracy in project costs of approximately ±25%, as referenced in the 2025 PFS Update.

The 2025 PFS Update contemplates a nitrate-based solvent extraction flowsheet to produce neodymium (Nd) oxide, praseodymium (Pr) oxide, mixed NdPr oxide, SEGH carbonate (containing heavy REEs, e.g., samarium (Sm), europium (Eu), gadolinium (Gd), yttrium (Y)), and Lanthanum-cerium (LaCe) carbonate. PRODEO concluded in the 2025 PFS Update that the Proposed Pulawy Separation Plant meets key requirements at a “base case” scale, in which expected production capacity is 15,000 t/a (wet basis) grading approximately 45% TREO of MREC feed, and on that basis was suitable to advance to the feasibility phase. Together with the 2025 PFS Update, PRODEO undertook a trade-off study (the “Trade-Off Study”) evaluating (i) an “expanded case” capacity configuration, in which expected production capacity is approximately 30,000 t/a (wet basis) grading approximately 45% TREO of MREC feed, and (ii) the inclusion or removal of the NdPr separation circuit, and if included, an option to expand NdPr separation capacity to 100%, which NdPr separation capacity was applied to both the base case and expanded case configurations. Since the Trade-Off Study was a conceptual options analysis rather than a PFS-level study, the expanded case and related scenarios evaluated in that analysis have not yet been recommended for advancement to the feasibility phase and therefore do not have the same level of engineering definition or cost accuracy as the base case set forth in the 2025 PFS Update. Company management intends to undertake an in-depth definitive feasibility study to confirm the feasibility of the expanded case during 2026.

In March 2025, the European Commission designated the Proposed Pulawy Separation Plant as one of the 47 strategic projects under the European Union’s Critical Raw Materials Act (“CRMA”) and one of only five focused specifically on rare earth elements, and, in June 2025, also designated Songwe Hill as a strategic project under the CRMA.

Funding and Long-term Positioning

In September 2025, the Company was awarded technical assistance financing from the DFC for Songwe Hill. The front-end engineering and design (“FEED”) studies and the future development of Songwe Hill are to be supported, in part, by this funding. The Proposed Pulawy Separation Plant, once operational, will process MREC from Songwe Hill and other sources, enabling the Company to participate directly in the rare earth value chain through the mining, processing, and separation of magnet rare earths.

The separated REOs produced at the Proposed Pulawy Separation Plant are essential to a wide range of sectors, including the defense, automotive, aviation, industrial, medical, and consumer electronics industries, among others. We plan to take a broad approach to the industries we serve, with the intention of providing high-quality REOs to a diverse base of customers. While our long-term vision includes the potential for greater vertical integration, we will continue to evaluate each stage of the REO supply chain to determine the optimal approach for maximizing value.

Accordingly, we believe Songwe Hill and the Proposed Pulawy Separation Plant position the Company to become a leading supplier of separated REO into Europe and North America and will provide significant long-term value to the Company by establishing a strategically located European rare earth separation project. Additionally, the Pulawy Separation Plant’s strategic location within a strong industrial ecosystem and proximity to key reagents and utilities contribute to what we believe will be a competitive and resilient separation operation.

Recent Developments

Project Development Funding Agreement with the DFC

On September 29, 2025, the Company entered into a Project Development Funding Agreement with the U.S. International Development Finance Corporation (“DFC”), securing approximately $4.6 million in reimbursable funding to advance the development of Songwe Hill. The funding is intended to support front-end engineering design (FEED) and value engineering studies and will be matched by our contributions over an 18-month period. Under the terms of the agreement, repayment to the DFC is required only if, within ten years of execution, we obtain financing sufficient to initiate construction or other material implementation of the project. In addition, for a period of five years following termination of the agreement, the DFC retains the right, but not the obligation, to provide or arrange financing for the project on commercial terms substantially comparable to or better than those available in the market. This strategic partnership underscores the significance of Songwe Hill as a critical minerals project and positions us to accelerate development activities while enhancing readiness for future investment.

Business Combination Agreement

On July 2, 2025, we entered into the Business Combination Agreement with CPTK, and on February 13, 2026, we and CPTK entered into Amendment No. 1 to the BCA to reflect an adjustment to the Corporate Reorganization. The closing of the Business Combination is subject to customary closing conditions, including certain stockholder approvals, as discussed in the section “The Business Combination Agreement — Closing and Conditions to the Closing.” The Company is expected to list Company Shares and Company Warrants on Nasdaq under the new ticker symbols “MKAR” and “MKARW”, respectively, subject to approval of its listing application.

The proceeds from the transaction will facilitate our growth plans, including the development of Songwe Hill and the development and construction of the Proposed Pulawy Separation Plant. The Company Requisite Shareholder will beneficially own approximately [    ]% of the Company assuming a No Redemption Scenario.

Key Factors and Trends Affecting Performance

Rare Earth Mineral Prices

Our future results of operations are expected to be primarily influenced by the price and demand for rare earth elements and related products, including mixed rare earth carbonate (“MREC”) and separated rare earth oxides (“REOs”). Rare earths are critical inputs in advanced technologies and strategic applications across sectors such as electric mobility, renewable energy, defense, and electronics. Global demand for magnet rare earths, particularly neodymium, praseodymium, dysprosium, and terbium, is projected to grow significantly, driven by electric vehicles, wind turbines, robotics, and other high-technology applications. This demand growth, coupled with supply chain diversification initiatives in North America and Europe, underpins a positive long-term price outlook for rare earth products.

Historically, rare earth prices have exhibited volatility, but recent market dynamics, including government price-support mechanisms and export restrictions, have contributed to upward pricing trends. For example, the U.S. Department of Defense established a $110/kg price floor for NdPr oxide in 2025, nearly double the prevailing market price at the time, and prices in China rose approximately 41% in response. Based on market studies referenced in our Songwe Hill technical report summary pursuant to Regulation S-K 1300 (the “TRS”), neodymium and praseodymium are expected to account for over 90% of Songwe Hill’s basket value through 2040 despite representing only approximately 34% of contained TREO.

We expect that sustained demand growth and favorable pricing for magnet rare earths will drive revenue and cash flow generation once Songwe Hill and the Proposed Pulawy Separation Plant are in operation. However, actual results will depend on numerous factors, including the ability to secure additional Feedstock beyond Songwe Hill production, achieve targeted recoveries, and maintain access to financing and market offtake arrangements.

Under the base case price forecast scenario prepared by Adamas Intelligence in 2025, the value of Songwe Hill’s MREC is projected to increase from $10.74/kg as of 2025 to approximately $28.26/kg by 2034, and then decline gradually to approximately $24.53/kg by 2040, driven primarily by forecasted movements in magnet rare earth prices. Significant changes in rare earth pricing, demand, or supply could materially impact our revenue, cash flow projections, and future results.

Economic and Legislative Environment in Malawi

According to the Malawi Chamber of Mines and Energy’s 2024 Mining Industry Prospects Report, rare earth mineral development is viewed as critical to Malawi’s long-term economic prospects. While mining accounted for a modest share of the economy at approximately 3.5% of national income as of 2024, its contribution is projected to grow substantially over the next decade. The Chamber forecasts that mining could represent 12% of GDP by 2027 and become the dominant source of export earnings as large-scale rare earth projects, including Songwe Hill, come online. These projections underscore the strategic importance of mining to Malawi’s future economic health.

Economic and Legislative Environment in Poland

We understand that Poland is positioning itself to be a significant player in the rare earth sector. We consider that the contemplated construction of the Proposed Pulawy Separation Plant is aligned with Poland’s strategic initiatives to enhance its industrial capabilities and reduce reliance on imports of critical raw materials. This project is consistent with the CRMA, which aims to boost domestic extraction, processing, and recycling by 2030. We expect that the support provided by the CRMA to projects like the Proposed Pulawy Separation Plant and Songwe Hill will help to ensure a stable supply of rare earth oxides essential for advanced technologies, including electric vehicles and wind turbines.

We believe that the legislative environment in Poland is supportive of industrial development and innovation. For example, the European Commission has included the Pulawy rare earth separation plant in its list of 47 strategic projects, which benefit from coordinated support from the Commission, Member States, and financial institutions. This support includes access to financing, simplified permitting procedures, and assistance in connecting with appropriate customers. The plant’s location in a Special Economic Zone adjacent to Grupa Azoty’s fertilizer and chemicals complex provides infrastructure and access to European and international markets. This strategic status not only underscores the project’s importance in ensuring the supply of rare earth oxides throughout the European Union but also facilitates its construction and operation by providing predictability and maintaining high standards in environmental protection, social policy, and corporate governance. The Proposed Pulawy Separation Plant’s construction and operation will nevertheless be subject to certain environmental and other regulatory requirements, the timeframes for which cannot be guaranteed, and the plant will need to comply with applicable laws, regulations, and permits.

Environmental and other Regulatory Requirements

Environmental and other regulatory requirements are expected to affect the future operations of the Company, including exploration and development activities and commencement of production on the Company’s mining properties. Our projects will require permits from various governmental authorities and our operations are and will be governed by laws and regulations governing exploration, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations, and permits.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the Company’s mining properties and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development, or operation of ore extraction facilities at the Company’s mining properties on terms which enable operations to be conducted at economically justifiable costs. Songwe Hill has an ESHIA approved by the Malawi Environment Protection Authority and aligned with the International Finance Corporation Performance Standards on Environmental and Social Sustainability, however this may be required to be updated or modified in the future.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining or exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Availability and cost of energy

The availability and cost of energy are key factors affecting the performance of our mining operations in Malawi. Malawi’s energy infrastructure can be subject to an inadequate or unreliable electricity supply, which is further complicated by the need to import power due to local generation limitations. The primary anticipated electricity sources, such as the Kapichira hydro station and other hydroelectric plants, are subject to fluctuations in output due to environmental and regional factors, which can lead to inconsistent power delivery to our mines. The proposed plan for an independent backup hybrid thermal and solar photovoltaic plant, complemented by battery energy storage system at Songwe, relies on the ability to secure agreement with an independent power producer for this facility and supply.

The availability and cost of energy are also key factors affecting the performance of our rare earth separation operations in Pulawy, Poland. Although Poland’s energy infrastructure is generally considered robust, with a mix of coal, natural gas, and renewable energy sources, the country faces challenges related to energy supply and pricing. The primary electricity sources, such as coal-fired power plants and wind farms, are subject to fluctuations in output due to environmental and regional factors, which can lead to inconsistent power delivery to our separation plant. Additionally, Poland imports a significant portion of its energy, which can further complicate supply stability.

In addition to supply concerns, the price of energy represents a significant component of our operational expenses. Energy price volatility can have a direct and material impact on our cost structure and overall financial results. Fluctuations in the cost of diesel fuel, which we expect to use in our backup power solutions for mining and in fueling our mining fleet, and fluctuations in the cost of natural gas and electricity, which we expect to use in our separation processes, can lead to increased operational costs. The Polish government has implemented measures to stabilize energy prices, but market dynamics and geopolitical factors can still cause significant variations. These fluctuations necessitate careful management and strategic planning to mitigate their impact on our operations.

For additional information see the section entitled “Risk Factors — Risks Related to Our Business and Industry.”

Capital Expenditures

Additional funds will be required in the future to finance exploration and development work with respect to both Songwe Hill and the Proposed Pulawy Separation Plant. The Company believes it will have access to funds through the Business Combination and the issuance of additional equity and borrowing. However, there can be no assurance that such funding will be available to the Company under current economic conditions or at all. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Company or that it will provide the Company with sufficient funds to meet its objectives, which could adversely affect the Company’s business and financial condition. For additional information see the section entitled “Risk Factors — Risks Related to Our Business and Industry.”

Components of Results of Operations

General and administrative expenses.    Our general and administrative expenses consist of audit, tax, legal, and consulting fees as well as salaries, rent, and operational expenses.

Mineral project expenditures.    Mineral project expenditures consist primarily of camp and facility costs associated with our mineral exploration and development activities, as well as consulting, metallurgical testing and other technical expenditures directly related to advancing our projects.

Interest income.    Interest income consists primarily of interest earned on our cash balances held in bank deposit accounts.

Foreign exchange gain/(loss).    Foreign exchange gain/(loss) reflects the impact of fluctuations in exchange rates on transactions denominated in currencies other than our functional currency. These amounts primarily arise from the settlement of foreign-currency-denominated payables and receipts, and from the remeasurement of monetary assets and liabilities held in foreign currencies.

Exchange difference on translating foreign operations.    Exchange differences on translating foreign operations represent gains and losses arising from the translation of our foreign subsidiaries’ financial statements into our presentation currency. These differences primarily reflect period-to-period fluctuations in exchange rates applied to the net assets and intercompany balances of those subsidiaries.

Results of Operations

The Company has no operating revenues. The Company is dependent on equity or other external financings to fund the Company’s pursuit and development of the Company’s consolidated business plans (including oxide production at the Proposed Pulawy Separation Plant), the Company’s mineral exploration and evaluation operations, the Company’s evaluation and development of Songwe Hill, and all of the Company’s general, administrative, interest, and other costs. As a result, the Company expects to incur operating losses until such time as either: (i) the mineral resources and reserves are put into profitable commercial production at Songwe Hill, or (ii) the Proposed Pulawy Separation Plant is fully completed and operational to the extent that it generates net profits. There can be no certainty as to when or if profitability will occur in the future.

The following tables set forth components of our results of operations for the periods presented. The period-period comparison of financial results is not necessarily indicative of future results.

Comparison of the results of operations for the six months ended June 30, 2025 and the six months ended June 30, 2024

The following table sets forth a summary of our consolidated results of operations for the periods indicated, and the changes between periods.

	Six Months Ended June 30,
	2025	2024	$ Change	% Change
Expenses
General and administrative	$(525,156)	$(75,496)	$449,660	596%
Mineral project expenditures	(50,721)	(63,010)	(12,289)	(20)%
Total Expenses	(575,877)	(138,506)	(437,371)	316%
Other items
Interest Income	5	—	5	—
Foreign exchange gain/(loss)	57,538	(153,819)	211,357	(137)%
Loss before tax	(518,334)	(292,325)	226,009	77%
Income tax	—	—	—	—
Loss after tax	(518,334)	(292,325)	226,009	77%
Loss attributable to
Common shareholders	(518,334)	(292,325)	226,009	77%
Attributable loss	(518,334)	(292,325)	226,009	77%
Other comprehensive profit/(loss)
Items that may be reclassified subsequently to net loss:
Exchange difference on translating foreign operations	(52,978)	154,873	(207,851)	(134)%
Total comprehensive loss	$(571,312)	$(137,452)	$433,860	316%
Total comprehensive loss attributable to
Common shareholders	(571,312)	(137,452)	433,860	316%
Attributable comprehensive loss	$(571,312)	$(137,452)	$433,860	316%

General and administrative expenses.    Our general and administrative expenses increased by $449,660 from $(75,496) in the six months ended June 30, 2024 to $(525,156) in the six months ended June 30, 2025, primarily due to increased audit, tax, legal and consulting fees relating to the Business Combination.

Mineral project expenditures.    Our mineral project expenditures decreased by $12,289 from $(63,010) in the six months ended June 30, 2024 to $(50,721) in the six months ended June 30, 2025, primarily due to the cessation of certain mining exploration projects after June 30, 2024.

Interest Income.    Our interest income increased by $5 from $0 in the six months ended June 30, 2024 to $5 in the six months ended June 30, 2025, primarily due to an increase in the cash balance on which interest is earned.

Foreign exchange gain/(loss).    Our foreign exchange loss decreased by $211,357, from a loss of $(153,819) in the six months ended June 30, 2024 to a gain of $57,538 in the six months ended June 30, 2025, primarily due to fluctuations in exchange rates of transactions with our foreign subsidiaries.

Exchange difference on translating foreign operations.    Our loss from exchange difference on translating foreign operations decreased by $207,851 from $(154,873) in the six months ended June 30, 2024 to $52,978 in the six months ended June 30, 2025, primarily due to fluctuation in foreign currencies of the entities when translating to presentation currency.

Comparison of the results of operations for the Year Ended December 31, 2024 and the Year Ended December 31, 2023

The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods.

	Year Ended December 31,
	2024	2023	$ Change	% Change
Expenses
General and administrative	$(147,352)	$(743,491)	$(596,139)	(80)%
Mineral project expenditures	(85,319)	(341,971)	(256,652)	(75)%
Total Expenses	(232,671)	(1,085,462)	(852,791)	(79)%
Other items
Interest Income	14	16	(2)	(12)%
Foreign exchange gain/(loss)	(162,952)	(2,781,140)	(2,618,188)	(94)%
Loss before tax	(395,610)	(3,866,587)	(3,470,977)	(90)%
Income tax	—	—	—	—
Loss after tax	(395,610)	(3,866,587)	(3,470,977)	(90)%
Loss attributable to
Common shareholders	(395,610)	(3,866,587)	(3,470,977)	(90)%
Attributable loss	(395,610)	(3,866,587)	(3,470,977)	(90)%
Other comprehensive profit/(loss)
Items that may be reclassified subsequently to net loss:
Exchange difference on translating foreign operations	170,716	2,801,257	2,630,541	(94)%
Total comprehensive loss	$(224,894)	$(1,065,330)	$(840,436)	(79)%
Total comprehensive loss attributable to
Common shareholders	(224,894)	(1,065,330)	(840,436)	(79)%
Attributable comprehensive loss	$(224,894)	$(1,065,330)	$(840,436)	(79)%

General and administrative expenses.    Our general and administrative expenses decreased by $596,139 from $(743,491) in the fiscal year ended December 31, 2023 to $(147,352) in the fiscal year ended December 31, 2024, primarily due to decreased legal and consulting fees as well as operational expenses. The decrease in legal and consulting fees as well as operation expenses was primarily due to a reduction in activities with operations moving to a maintenance phase while waiting for additional financing.

Mineral project expenditures.    Our mineral project expenditures decreased by $256,652 from $(341,971) in the fiscal year ended December 31, 2023 to $(85,319) in the fiscal year ended December 31, 2024, primarily due to reduced office and Malawi camp expenditure, again with the move to a maintenance phase while waiting for additional financing.

Interest Income.    Our interest income decreased by $2 from $16 in the fiscal year ended December 31, 2023 to $14 in the fiscal year ended December 31, 2024, primarily due to changes in the cash balance on which interest is earned.

Foreign exchange gain/(loss).    Our foreign exchange gain/loss decreased by $2,618,188 from $(2,781,140) in the fiscal year ended December 31, 2023 to $(162,952) in the fiscal year ended December 31, 2024, primarily due to remeasurement of the intercompany balances stemming from reduced volatility in the Malawian Kwacha to US Dollar in 2024 compared to 2023, which saw a depreciation of approximately 60% of the Kwacha to the US Dollar and resulted in a sizable exchange difference on translation of the foreign operations.

Exchange difference on translating foreign operations.    Our loss from exchange difference on translating foreign operations decreased by $2,630,541 from $2,801,257 in the fiscal year ended December 31, 2023 to $170,716 in the fiscal year ended December 31, 2024, primarily due to fluctuation in foreign currencies of the entities when translating to presentation currency.

Comparison of the results of operations for the Year Ended December 31, 2023 and the Year Ended December 31, 2022

The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods.

	Year Ended December 31,
	2023	2022	$ Change	% Change
Expenses
General and administrative	$(743,491)	$(840,322)	$(96,831)	(12)%
Mineral project expenditures	(341,971)	(1,784,048)	(1,442,077)	(81)%
Total Expenses	(1,085,462)	(2,624,370)	(1,538,908)	(59)%
Other items
Interest Income	16	24	(9)	(38)%
Foreign exchange gain/(loss)	(2,781,140)	(881,565)	(1,899,575)	(215)%
Loss before tax	(3,866,587)	(3,505,911)	(360,677)	(10)%
Income tax	—	—	—	—
Loss after tax	(3,866,587)	(3,505,911)	(360,677)	(10)%
Loss attributable to
Common shareholders	(3,866,587)	(3,505,911)	(360,677)	(10)%
Attributable loss	(3,866,587)	(3,505,911)	(360,677)	(10)%
Other comprehensive profit/(loss)
Items that may be reclassified subsequently to net loss:
Exchange difference on translating foreign operations	2,801,257	(905,127)	3,706,384	409%
Total comprehensive loss	$(1,065,330)	$(4,411,039)	$3,345,707	76%
Total comprehensive loss attributable to
Common shareholders	(1,065,330)	(4,411,039)	3,345,707	76%
Attributable comprehensive loss	(1,065,330)	(4,411,039)	3,345,707	76%

General and administrative expenses.    Our general and administrative expenses decreased by $96,831 from $(840,322) in the fiscal year ended December 31, 2022 to $(743,491) in the fiscal year ended December 31, 2023, primarily due to a reduction in operating expenses, specifically day-to-day expenses as operations moved into a maintenance phase with a reduced staff compliment and a reduction in site visits.

Mineral project expenditures.    Our mineral project expenditures decreased by $1,442,077 from $(1,784,048) in the fiscal year ended December 31, 2022 to $(341,971) in the fiscal year ended December 31, 2023, primarily due to reduced project expenditures. The reduction in project expenditures was primarily due to the conclusion of the DFS for Songwe Hill.

Interest Income.    Our interest income decreased by $9 from $25 in the fiscal year ended December 31, 2022 to $16 in the fiscal year ended December 31, 2023, primarily due to changes in the cash balance on which interest is earned.

Foreign exchange gain/(loss).    Our foreign exchange gain increased by $1,899,575 from $881,565 in the fiscal year ended December 31, 2022 to $2,781,140 in the fiscal year ended December 31, 2023, primarily due to fluctuations in exchange rates of transactions with our foreign subsidiaries and foreign payments.

Exchange difference on translating foreign operations.    Our loss from exchange difference on translating foreign operations increased by $1,790,596 from $(1,005,418) in the fiscal year ended December 31, 2022 to $(2,796,014) in the fiscal year ended December 31, 2023, primarily due to fluctuation in the Malawian Kwacha to US Dollar on translation to presentation currency.

Risks and Uncertainties Associated with Future Results of Operations

The Company intends to operate in the rare earth mining industry and the rare earth oxide production industry, each of which are subject to intense competition and development risk. These risks include financial and operational risks, as well as the potential risk of business failure.

The rare earth minerals and oxide industry is still in its infancy in many parts of the world, and thus the technology, processes, and capabilities are still being developed. Although the TRS has established that Songwe Hill contains commercially exploitable quantities of mineral reserves, it may not be developed into a producing mine and the Company may not be able to extract those minerals economically. Both mineral exploration and development involve a high degree of risk, and not all properties that are in the development stage ultimately become producing mines. The commercial viability of an established mineral deposit will depend on several factors including the size, grade, and other attributes of the mineral deposit, as well as proximity of the deposit to infrastructure, government regulation, and market prices, among other things. Most of these factors will be beyond the Company’s control, and any of them could increase costs and make extraction of any identified mineral deposit unprofitable.

The Proposed Pulawy Separation Plant requires substantial capital commitments to complete and there may be unanticipated costs or delays associated with the construction. The Company’s plans for producing rare earth oxides are based on certain estimates and assumptions we have made about our business over the next few years, including the ability to obtain the equipment and materials needed to produce such oxides on a timely basis and for the price assumed, from third party vendors. Due to rapidly rising demand, there is also a risk that substitute products will become available and reduce the need for oxides we intend to produce.

For additional information see the sections entitled “— Key Factors and Trends Affecting Performance” above and “Risk Factors — Risks Related to Our Business and Industry.”

Liquidity and Capital Resources; Going Concern

Sources and Uses of Liquidity

Our consolidated financial statements have been prepared on the basis of the Company’s continuation as a going concern and the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern, as described in the following paragraphs and in the sections entitled “— Key Factors and Trends Affecting Performance” above and “Risk Factors — Risks Related to Our Business and Industry — Since its inception, the Company has generated negative operating cash flows and we may experience negative cash flow from operations in the future. Our consolidated financial statements have been prepared on a going concern basis.” While the Company’s management believes in the viability of its strategy to generate future revenues, control costs and the ability to raise additional funds, its strategy may not be successful. The Company’s consolidated financial statements do not include any adjustments that might be necessary if the Company were unable to continue as a going concern. If the going concern basis was not appropriate for the consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

The Company has generated no revenues since inception, continues to incur losses from operations, and has an accumulated deficit. The Company’s ability to continue as a going concern is dependent upon its ability to raise capital, to implement its business plan, generate sufficient revenues, and to control operating expenses.

For the six months ended June 30, 2025 and 2024, the Company had a loss after tax and loss attributable to the Company’s common shareholders of $599 thousand and $283 thousand, respectively, and negative cash flow from operations of $599 thousand and $324 thousand, respectively. For the years ended December 31, 2024 and 2023, the Company had a loss after tax and loss attributable to the Company’s common shareholders of $817 thousand and $1,699 thousand, respectively, and negative cash flow from operations of $445 thousand and $1,680 thousand, respectively. The Company had negative working capital of $319 thousand as of June 30, 2025 and positive working capital of $29 thousand as of December 31, 2024. Management believes it will need to raise additional funds to cover capital and operating requirements necessary to implement its business strategy and plans. Based on these circumstances, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern following the issuance of its financial statements for the period ended June 30, 2025.

While additional funds may be received in connection with the Business Combination, business combinations are not considered probable of occurring until the transaction closes and as such, we have not considered the receipt of any additional funds in determining our ability to continue as a going concern.

The Company considers cash equivalents to be highly liquid investments purchased with original maturities of three months or less. As of June 30, 2025 and December 31, 2024, the Company had $21 thousand and $163 thousand, respectively, in cash and cash equivalents.

Convertible Note Financing

On June 2, 2025, the Company entered into a convertible promissory note purchase agreement (the “NPA”), pursuant to which the Company agreed to issue a convertible promissory note (collectively, the “Notes”) to each of the Sponsor and an affiliate of the Co-Sponsor. The sale of the Note to the Co-Sponsor affiliate closed on July 2, 2025, the execution date of the Business Combination Agreement, with a principal amount of $500,000, and the sale of the Note to Sponsor closed on February 13, 2026, the date of first confidential submission of this proxy statement/prospectus, with a principal amount of $250,000. The Notes are convertible into Company Shares upon the closing of the Business Combination, subject to certain qualifications and exceptions.

Cash Flows

	Six Months Ended June 30,
	2025	2024
Cash flow used by operating activities	$(369,430)	$(179,393)
Cash flow used by investing activities	(150,642)	(11,136)
Cash flow generated by financing activities	373,836	4,367

Operating Activities

Cash flow used by operating activities increased by $190,037, from $(179,393) during the six months ended June 30, 2024 to $(369,430) for the six months ended June 30, 2025, primarily due to an increase in expenses relating to the Business Combination.

Investing Activities

Cash flow used by investing activities increased by $137,903, from $(11,136) during the six months ended June 30, 2024 to $(150,642) for the six months ended June 30, 2025, primarily due to an increase in additions to intangible assets.

Financing Activities

Cash flow generated by financing activities increased by $369,469, from $4,367 during the six months ended June 30, 2024 to $373,836 during the six months ended June 30, 2025, primarily due to increased financing through intercompany loans.

	Year Ended December 31,
	2024	2023
Cash flow used by operating activities	$(513,667)	$(1,005,952)
Cash flow used by investing activities	(49,525)	(342,052)
Cash flow generated by financing activities	348,581	1,450,964

Operating Activities

Cash flow used by operating activities decreased by $492,285, from $(1,005,952) during fiscal year 2023 to $(513,667) during fiscal year 2024, primarily due to decreased expenditures a result of the maintenance phase of operations in 2024.

Investing Activities

Cash flows used by investing activities decreased by $292,527, from $(342,052) during fiscal year 2023 to $(49,525) during fiscal year 2024, primarily due to less investment in intangible assets.

Financing Activities

Net cash provided by financing activities decreased by $1,102,383, from $1,450,453 during fiscal year 2023 to $348,581 during fiscal year 2024, primarily due to a reduction in intercompany loans.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the accompanying notes thereto included elsewhere in this proxy statement/prospectus are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. See Note 3 (Basis of Presentation) and Note 4 (Material Accounting Policies) to our consolidated financial statements for a description of our other significant accounting policies.

Going Concern

Under IFRS, we evaluate our ability to continue as a going concern at each annual and interim reporting date. These consolidated financial statements have been prepared on a going-concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of operations. As an early-stage company, we have not generated operating revenues to date and rely on external financing to fund operations. Management’s forecasts indicate that additional funding will be required within the next twelve months to meet obligations as they fall due. If we are unable to obtain adequate financing, material uncertainties could cast significant doubt on our ability to continue as a going concern.

Exploration & Evaluation Assets (IFRS 6)

We capitalize eligible costs related to the exploration and evaluation (“E&E”) of mineral resources as intangible assets pending determination of technical feasibility and commercial viability in accordance with IFRS 6. E&E assets include license acquisition and directly attributable costs for Songwe Hill in Malawi and related activities. Management assesses indicators of impairment for E&E assets at each reporting date, considering project status, technical studies, expected future progress, and market conditions (including forecast rare earth prices).

Property, Plant and Equipment and Impairment (IAS 16/IAS 36)

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Corporate assets such as computer equipment are depreciated on a straight-line basis over their estimated useful lives. We review non-financial assets for indicators of impairment at each reporting date. When indicators exist, we estimate the recoverable amount of the cash-generating unit as the higher of value in use and fair value less costs of disposal. Impairment losses are recognized when the carrying amount exceeds the recoverable amount and are reversed only when there has been a change in the estimates used to determine the recoverable amount.

Financial Instruments and Fair Value Measurement (IFRS 9/IFRS 7/IFRS 13)

Financial assets are classified and measured based on the business model in which they are held and the characteristics of contractual cash flows (primarily measured at amortized cost). Financial liabilities are measured at amortized cost. We disclose our use of the fair value hierarchy (Levels 1 – 3) for instruments measured at fair value and monitor risks related to foreign currency, interest rates, liquidity and credit. Given the short-term nature of our cash, receivables, accounts payable, and accrued liabilities, their carrying amounts approximate fair value. We continually monitor actual and forecast cash flows and, where necessary, pursue equity or debt financing to manage liquidity risk.

Foreign Currency Translation (IAS 21)

Our presentation currency is U.S. dollars; certain subsidiaries have functional currencies that differ from the presentation currency. Assets and liabilities of foreign operations are translated at period-end exchange rates; income and expenses are translated at average rates for the period. Resulting exchange differences are recognized in other comprehensive loss. Monetary items denominated in foreign currencies are translated at the exchange rate at the reporting date, with gains and losses recognized in profit or loss.

Government Grants (IAS 20)

We recognize government grants when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Grants related to income are recognized in profit or loss over the periods necessary to match them with the related costs that they are intended to compensate. Grants received in advance are recorded as liabilities until the associated conditions are met and income recognition is appropriate.

Share-based Payments (IFRS 2)

We may issue options to directors, officers, employees, consultants and strategic partners to purchase common shares. The fair value of options is measured on grant date using the Black — Scholes option pricing model and recognized as compensation expense with a corresponding increase in equity over the vesting period. For awards to non-employees, fair value is measured based on the goods or services received unless the fair value of the instruments is more reliably determinable. We estimate forfeitures and volatility based on historical experience and relevant market data.

Loss per Share (IAS 33)

Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted; when the Company is in a loss position, potentially dilutive instruments are anti-dilutive.

Recently Adopted Accounting Standards

See Note 3 to our consolidated financial statements found elsewhere in this proxy statement/prospectus.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We expect to retain our emerging growth company status until the earliest of:

•        The end of the fiscal year in which our annual revenues exceed $1.2 billion;

•        The end of the fiscal year in which the fifth anniversary of our public company registration has occurred;

•        The date on which we have issued more than $1.0 billion in non-convertible debt during the previous three-year period; and

•        The date on which we qualify as a large accelerated filer.

For additional information see the section entitled “Risk Factors — Risks Related to CPTK and the Business Combination.”

Quantitative and Qualitative Disclosures About Market Risk

We have operations within Malawi and Poland and as such are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk that market prices, such as foreign exchange rates, interest rates and other market changes that affect market risk-sensitive instruments, will fluctuate. Information related to quantitative and qualitative disclosure about this market risk is set forth below.

Interest Rate Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. As of June 30, 2025 and December 31, 2024, we had $21 thousand and $163 thousand, respectively, in cash and cash equivalents. These amounts were invested primarily in money market funds. We believe that our cash and cash equivalents do not have a material exposure to changes in the fair value as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.

Inflation Risk

We do not believe that inflation has a material effect on our current business, financial condition or results of operations. The Company is not yet producing products for sale at Songwe Hill or the Proposed Pulawy Separation Plant.

Cybersecurity Risk

We rely heavily on accounting, information and other data processing systems and cloud computing services, as well as those of our current and future collaborators, contractors or consultants. Such systems are vulnerable to damage or interruption from computer viruses, data corruption, cyber-related attacks, unauthorized access, natural disasters, pandemics, terrorism, war and telecommunication and electrical failures. If any of these events occur and such systems do not operate properly or are disabled or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of network security systems, a cybersecurity vulnerability or attack or otherwise, we could suffer substantial financial loss, increased costs, a disruption of our business, loss of trade secrets or other proprietary information, liability to us, regulatory intervention or reputational damage. We attempt to develop and maintain information security programs to identify and mitigate cyber risks, but the development and maintenance of these programs is costly and requires ongoing monitoring and updating as technology changes and efforts to overcome security measures become more sophisticated. For additional information see the section entitled “Risk Factors — Risks Related to Intellectual Property and Technology”.

Certain Company Relationships and Related Person Transactions

The following includes summaries of transactions or agreements, since January 1, 2023, to which the Company has been a party, and in which any of its directors (including nominees) and executive officers who will serve as a director or executive officer of the Company, or affiliates of any of the foregoing persons, had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management of the Company” or “Security Ownership of Certain Beneficial Owners and Management.”

Relationship and Arrangements with the Company Requisite Shareholder

Upon the completion of the Business Combination, Mkango Resources Ltd., as the Company Requisite Shareholder, is expected to control approximately [    ]% of Company Shares assuming a No Redemption Scenario. Alexander Lemon, the Chief Executive Officer and Director of the Company, and William Dawes, President and Director of the Company, are executive officers and two of six members of the board of directors of the Company Requisite Shareholder.

Since 2011, the Company Requisite Shareholder has made various loans to the Company (the “Intercompany Loans”), which are reflected as short term liabilities on the Company’s consolidated statements of financial position. As of December 31, 2025, the balance of the Intercompany Loans was $22,168,065, which also represents the largest amount outstanding since January 1, 2023. The terms and conditions of the Intercompany Loans are set forth in a Loan Agreement dated as of [    ], 2026. The Intercompany Loans are unsecured and contain no interest rate, and as such no interest has accrued or will accrue on the principal amount of the Intercompany Loans.

The Company has agreed that, prior to the Closing, it will negotiate in good faith with the Company Requisite Shareholder regarding a potential offtake agreement that would permit the Company Requisite Shareholder or its affiliates to purchase, or to designate a third party to purchase, up to 25% of any rare earth element product, including mixed rare earth carbonate produced at Songwe Hill or rare earth oxides produced at the Proposed Pulawy Separation Plant, or to identify a third party to act as a marketing agent for such portion of production. Any such offtake arrangement would be subject to mutually agreed terms, including a commercially reasonable methodology for determining a purchase price where applicable.

Management of the Company after the Business Combination

References in this section to “we”, “our”, “us” and the “Company” generally refer to the Company and its consolidated subsidiaries, prior to the Business Combination, and the Company and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors

The following table sets forth the persons CPTK and the Company anticipate will become the executive officers and directors of the Company. The Company Board is expected to be comprised of up to five directors. Pursuant to the Business Combination Agreement, the following individuals are expected to comprise the initial the Company Board: Alexander Lemon; William Dawes; [    ]; [    ]; and [    ]. See “Certain Agreements Related to the Business Combination — Nomination Agreement” for more information.

For biographical information concerning the executive officers after the Closing, including William Dawes and Alexander Lemon, see “Management of the Company.” For biographical information concerning the remaining directors, see below.

The directors of the Company are to be divided into three (3) classes designated as Class I, Class II, and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the Company directors are to be elected for a full term of three (3) years to succeed the Company directors of the class whose terms expire at such annual general meeting. No decrease in the number of the Company directors constituting the Company directors is to shorten the term of any incumbent the Company director.

Name	Age	Title	Class
Alexander Lemon		Chief Executive Officer and Director	[ ]
William Dawes		President and Director	[ ]
[ ]		Chief Financial Officer	[ ]
[ ]		Director	[ ]
[ ]		Director	[ ]
[ ]		Director	[ ]

[    ].    Upon the closing of the Business Combination, [    ] will serve as Chief Financial Officer of the Company. [    ].

[    ].    Upon the closing of the Business Combination, [    ] will serve as a Director of the Company. [    ].

[    ].    Upon the closing of the Business Combination, [    ] will serve as a Director of the Company. [    ].

[    ].    Upon the closing of the Business Combination, [    ] will serve as a Director of the Company. [    ].

Foreign Private Issuer Exemption

After the closing of the Business Combination, the Company will be a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with corporate governance practices of the law of the British Virgin Islands (“BVI”) (collectively, “Home Country Practice”) instead of certain Nasdaq corporate governance rules, provided that we disclose which requirements we will not follow and the equivalent Home Country Practice that we will comply with instead.

We intend to rely on this “foreign private issuer exemption” in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of many of the

Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We currently intend to rely on exemptions from the following Nasdaq corporate governance rules:

•        [          ]

As a foreign private issuer, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that we are subject to reduced and less timely disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K upon the occurrence of specified significant events; and

•        the selective disclosure rules under Regulation FD.

However, beginning at the later of March 18, 2026 or the consummation of the Business Combination, pursuant to the Holding Foreign Insiders Accountable Act, our directors and officers will become subject to Section 16(a) of the Exchange Act and will be required to file reports of beneficial ownership and changes in ownership on Forms 3, 4 and 5. Directors and officers will remain exempt from Section 16(b) short-swing profit recovery and Section 16(c) short-sale prohibitions, and 10% beneficial owners who are not directors or officers will continue to be exempt from Section 16. Prior to that date, our directors and officers will not be subject to these reporting requirements.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

As a result of the foregoing, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers and the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Controlled Company

Upon closing of the Business Combination, the Company Requisite Shareholder is expected to control approximately 79.2% of the voting power of the outstanding Company Shares, assuming a No Redemption Scenario, without taking into account potential sources of dilution. For additional information, see the Company’s beneficial ownership table, note 6, under “Security Ownership of Certain Beneficial Owners and Management.” As a result, the Company is expected to be a “controlled company” within the meaning of Nasdaq listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company.” For so long as the Company is a “controlled company,” it may elect not to comply with certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Upon closing of the Business Combination, the Company may rely on these exemptions. In the event that we cease to be a “controlled company” and our common shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Corporate Governance

We will structure our corporate governance in a manner CPTK and the Company believe will closely align our interests with those of our shareholders following the Business Combination. Notable features of this corporate governance include:

•        we will have a majority of independent directors and independent director representation on our audit, compensation and nominating committees immediately following the consummation of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•        at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        we will implement a range of other corporate governance practices, including implementing a robust director education program.

Insider Trading Policy

Upon closing of the Business Combination, the Company intends to adopt an insider trading policy governing the purchase, sale, and other dispositions of the Company’s securities by its directors, executive officers, employees, and agents that are designed to promote compliance with applicable insider trading laws, rules and regulations, including in the United States and Nasdaq listing standards.

Independence of our Board of Directors

The Company currently expects that upon consummation of the Business Combination, three of its five directors will be independent directors and the Company Board will have an independent audit committee, nominating committee and compensation committee. We anticipate that [    ], [    ], and [    ] will be “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules.

Directors may be appointed and removed by a resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting or by written resolution consented to by all of the directors. Each of our directors holds office until he or she resigns or is vacated from office. There will be a three-year rotation pattern.

Our board will be divided into three (3) classes designated as Class I, Class II and Class III, respectively serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of shareholders for shareholders to effect a change in a majority of the members of our board of directors. [    ] and [    ] will be Class I directors and will serve until our annual meeting in 2026. [    ] and [    ] will be Class II directors and will serve until our annual meeting in 2027. [    ], and [    ] will be Class III directors and will serve until our annual meeting in 2028.

Upon completion of the Business Combination, the board of directors has determined that [    ], [    ], and [    ] would satisfy the general independence requirements under SEC and Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing requirements of Nasdaq.

Board Committees

Audit Committee

Our audit committee will be responsible for, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm their independence from management;

•        reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

•        overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•        reviewing our policies on risk assessment and risk management;

•        reviewing related person transactions; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon consummation of the Business Combination, we anticipate that the Company’s audit committee will consist of [    ], [    ], and [    ], each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and [    ] will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The Company Board will adopt a new written charter for the audit committee, which will be available on the Company’s website after adoption. The reference to the Company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on the Company’s website into this proxy statement/prospectus.

Compensation Committee

Our Compensation Committee will be responsible for, among other things:

•        reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•        overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•        reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

•        reviewing and approving all employment agreement and severance arrangements for our executive officers;

•        making recommendations to our board of directors regarding the compensation of our directors; and

•        retaining and overseeing any compensation consultants.

Upon consummation of the Business Combination, we anticipate that the Company Compensation Committee will consist of [    ] and [    ], each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to Compensation Committee membership, including the heightened independence standards for members of a compensation committee. The Company Board will adopt a new written charter for the Company Compensation Committee, which will be available on the Company’s website after adoption. The reference to the Company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on the Company’s website into this proxy statement/prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•        evaluating the qualifications of potential directors proposed for appointment pursuant to the Nomination Agreement;

•        identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•        overseeing succession planning for our Chief Executive Officer and other executive officers;

•        periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

•        reviews developments in corporate governance practices;

•        overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•        developing and recommending to our board of directors a set of corporate governance guidelines.

Upon consummation of the Business Combination, we anticipate that the Company’s nominating and corporate governance committee will consist of [    ], [    ], and [    ], each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating corporate governance committee membership. The Company Board will adopt a new written charter for the Company Nominating and Corporate Governance Committee, which will be available on the Company’s website after adoption. The reference to the Company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on the Company’s website into this proxy statement/prospectus.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act honestly and in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose and directors shall not act, or agree to act, in a manner that contravenes the BVIBC Act or our memorandum and articles of association; and (iii) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In addition to the above, our directors also owe a duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation: (a) the nature of the company; (b)the nature of the decision; and (c) the position of the director and the responsibilities undertaken by him. However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director themselves and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders and the transaction is approved or ratified by a resolution of shareholders entitled to vote at a meeting of shareholders or (b) the company received fair value for the transaction.

Pursuant to the BVIBC Act and our memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board of directors they may: (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of the company, or do any other thing in their capacity as a director, that relates to the transaction.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Company Organizational Documents or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of Company Shares in our company, including the registration of such shares in our share register.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Code of Ethics

The Company Board will adopt a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics will be available on the Company’s website. In addition, the Company intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the Company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on the Company’s website into this proxy statement/prospectus.

Compensation of Directors and Officers

Following the Closing of the Business Combination, we expect the Company’s executive compensation program to reflect the Company’s compensation policies and philosophies, as they may be modified and updated from time to time.

With respect to Messrs. Lemon and Dawes, their compensation will be paid by [    ], with the monetary amount attributable to the performance of duties for the Company linked to the agreed allocation of time for such performance pursuant to [    ], dated as of [    ], by and between such individual and [    ]. The balance of compensation to each of Messrs. Lemon and Dawes pursuant to the [    ] is linked to the agreed allocation of time for the performance of duties for the Company Requisite Shareholder. Initially. Mr. Lemon has agreed to commit [    ]% of his time to the affairs of the Company and Mr. Dawes has agreed to commit [    ]% of his time to the affairs of the Company. For more information, see “Risk Factors — Risks Related to Our Business and Industry — Some of our directors and officers also serve as directors and/or executive officers for other public companies or for our controlling stockholder, which may lead to conflicting interests and diversion of time and attention.”

Following the Closing of the Business Combination, we expect that decisions with respect to the compensation of our executive officers and senior management team, including our named executive officers, will be made by the Company Compensation Committee. The Company Compensation Committee and the compensation committee of the Requisite Shareholder will address any issues relating to the time allocation and related compensation as between the Company and the Company Requisite Shareholder.

The Company’s executive compensation for 2025 is further described above under “Management of the Company — Compensation of the Company Executive Officers and Directors.”

Post-Business Combination Incentive Plans

The Company Equity Incentive Plan

In connection with the Business Combination and prior to the Closing Date, the Company intends to adopt the Equity Incentive Plan in form and substance reasonably satisfactory to the Company in consultation with CPTK. Under the Equity Incentive Plan, the post-Business Combination company may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which the post-Business Combination company competes. Equity-based awards for our directors and named executive officers will be awarded in future years under the Equity Incentive Plan. For a description of the Equity Incentive Plan, see “Proposal No. 4 — The Equity Incentive Plan Proposal.”

Description of the Company’s Securities

As a result of the Business Combination, CPTK shareholders will become Company Shareholders. Your rights as Company Shareholders will be governed by the laws of the British Virgin Islands and the Company Organizational Documents. The following description of the material terms of the Company’s shares, including the Company Shares to be issued in the Business Combination, reflects the anticipated state of affairs immediately upon completion of the Business Combination. We urge you to read the applicable provisions of British Virgin Islands law and the Company Organizational Documents carefully and in their entirety because they describe your rights as a holder of Company Shares upon consummation of the Business Combination.

The following description of the material terms of the securities of the Company following the closing of the Business Combination includes a summary of specified provisions of the Company Organizational Documents that will be in effect upon closing of the Business Combination. This description does not purport to be complete, and is subject, and qualified by reference, to the proposed Company Organizational Documents, as will be in effect upon consummation of the Business Combination, substantially in the form attached to this proxy statement/prospectus as Annex C and incorporated in this proxy statement/prospectus by reference. In this section, the terms “we”, “our” or “us” refer to the Company (that is, Mkango Rare Earths Limited following the consummation of the Business Combination), and all capitalized terms used in this section are as defined in the Company Organizational Documents, unless elsewhere defined herein.

The Company is a British Virgin Islands business company and its affairs are governed by the Company Organizational Documents, the BVI Business Companies Act (Revised 2020 Edition) (as amended, the “BVIBC Act”) and the common law of the British Virgin Islands.

The Company is authorized to issue an unlimited number of shares, of no par value.

Upon Closing, the Company will have one class of issued common shares, the Company Shares, which will have identical rights in all respects and shall rank pari passu with one another in all respects.

As of the date of this proxy statement/prospectus, there are [    ] Company Shares issued and outstanding and [    ] Company Warrants issued and outstanding. The Company expects to have approximately 37,593,449 Company Shares outstanding immediately after the consummation of the Business Combination, assuming a No Redemption Scenario.

An application will be made to list Company Shares and Company Warrants on Nasdaq upon Closing, under the ticker symbols “MKAR” and “MKARW,” respectively.

Company Shares

General

Holders of Company Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Except as disclosed otherwise in this proxy statement/prospectus, none of the holders of Company Shares have different voting rights from the other holders after the consummation of the Business Combination.

Unless specified in the BVIBC Act, the Company Organizational Documents or applicable securities exchange rules, the affirmative vote of a majority of Company Shares that are voted is required to approve any such matter voted on by the Company shareholders.

Holders of Company Shares will not have any conversion, pre-emptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Company Shares.

Directors are elected for a term expiring at the third succeeding annual general meeting after their election (or, if no directors are elected at that annual general meeting, at its conclusion). There is no cumulative voting with respect to the election of directors.

Dividends

The Company Shareholders are entitled to receive ratable dividends when, as and if declared by the Company Board out of funds legally available therefor.

The payment of cash dividends in the future, if any, will be at the discretion of the Company Board and will depend upon such factors as revenues, earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the Company Board. Under British Virgin Islands law, a British Virgin Islands business company may only pay dividends in accordance with the provisions of the Company’s memorandum and articles of association and Section 57 of the BVIBC Act where the Company Board is satisfied on reasonable grounds that immediately after the payment of the dividend the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Even if the Company Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Company Board may deem relevant. When making recommendations on the timing, amount and form of future dividends, if any, the Company Board will consider, among other things:

•        the Company’s results of operations and cash flow;

•        the Company’s expected financial performance and working capital needs;

•        the Company’s future prospects;

•        the Company’s capital expenditures and other investment plans;

•        other investment and growth plans;

•        dividend yields of comparable companies globally;

•        restrictions on payment of dividend that may be imposed on the Company by financing arrangements; and

•        the general economic and business conditions and other factors deemed relevant by the Company Board and statutory restrictions on the payment of dividends.

The Company is a holding company and depends on the receipt of dividends and other distributions from its controlled entities to pay dividends on Company Shares. There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of the Company’s significant subsidiaries that would affect the payment or remittance of dividends.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Company Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Transfers of Shares

Subject to the restrictions contained in the Company Organizational Documents, the Registration Rights and Lock-up Agreement and the rules or regulations of Nasdaq or any relevant securities laws, any Company Shareholder may transfer all or any of his or her Company Shares by a instrument of transfer in the usual or common form or in any other form approved by the Company directors or without the need for a written instrument of transfer if the transfer is carried out in accordance with the requirements applicable to shares listed on Nasdaq (or other recognized exchange, as such term is defined in the BVIBC Act). However, the Company directors may, where Company Board reasonably determines that it is in the best interests of the Company to do so, decline to register any transfer of Company Shares, subject to any applicable requirements imposed from time to time by the SEC and Nasdaq. For a description of the Registration Rights and Lock-Up Agreement, see “Summary of the Proxy Statement/Prospectus — Other Agreements Related to the Business Combination Agreement” under “The Business Combination.”

Register of Members

Under British Virgin Islands law, the Company must keep a register of members and there shall be entered therein:

•        the names and addresses of the members of the company;

•        the number of each class and series of registered shares held by each member, including the nature of associated voting rights (provided that if the company’s memorandum or articles provide the nature of associated voting rights then the register of members need not contain such information);

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under British Virgin Islands law, the register of members of the Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of British Virgin Islands law to have legal title to the shares as set against its name in the register of members. Upon the consummation of the Business Combination, the register of members shall be immediately updated to reflect the issue of shares by the Company. Once the Company’s register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of the Company Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

Calls on Shares and Forfeiture of Shares

Subject to the terms on which the relevant Company Share was issued, the Company Board may from time to time make calls upon shareholders for any amounts unpaid on their Company Shares by written notice. The written notice of call shall specify a further date not earlier than the expiration of fourteen days from the date of services of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice, the Company Share will be liable to be forfeited. If the notice is not complied with, any Company Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited and cancelled by a resolution of the Company Board which shall direct that the register of members be updated. Such forfeiture shall include all dividends, other distributions or other monies payable in respect of the forfeited the Company Share and not paid before the forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the BVIBC Act, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of such shares will be effected in such manner and upon such other terms as the Company’s directors, determine before the issue of the shares. The Company may also purchase its own shares (including any redeemable shares) on such terms and in such manner as the directors may determine and agree with the relevant shareholder(s).

Directors

Voting

The BVIBC Act and the Company Organizational Documents provide that, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board of directors, he/she may vote on a matter relating to the transaction (as well as attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thing in their capacity as director, that relates to the transaction).

The above is also subject to (i) the Company’s directors’ ongoing adherence to their fiduciary duties (including to act in the best interests of the company) and (ii) certain limited scenarios provided in the Company Organizational Documents.

Appointment and Removal

The Company Organizational Documents provide that the number of directors shall initially be fixed by the first director or directors and thereafter by the Company’s members, but shall not be less than one director. So long as the Company Shares are listed on the Designated Stock Exchange (as defined in the Company Organizational Documents), the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any Company Shares on the Designated Stock Exchange require, including applicable exemptions.

The directors of the Company are to be divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2026 annual general meeting, the term of office of the Class I directors shall expire and Class I directors are to be elected for a full term of three (3) years. At the 2027 annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2028 annual general meeting, the term of office of the Class III directors shall expire and Class III directors are to be elected for a full term of three (3) years. At each succeeding annual general meeting, the Company directors are to be elected for a full term of three (3) years to succeed the Company directors of the class whose terms expire at such annual general meeting. No decrease in the number of the Company directors constituting the Company directors is to shorten the term of any incumbent Company director.

The directors of the Company by the affirmative vote of a simple majority of the remaining directors of the Company present and voting at a meeting of the directors of the Company, even if less than a quorum, or by unanimous written resolution, shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors of the Company, subject to the Company Organizational Documents, the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. A director of the Company appointed to fill a vacancy in accordance with the Company Organizational Documents shall be of the same class of director as the director he or she replaced and the term of such appointment shall terminate in accordance with that class of director. Any director so appointed shall hold office until the expiration of his or her term, until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal.

The Company may by resolution of the members appoint any person to be a director or may by resolution of the members remove any director. The office of a Company director shall be vacated if: (a) the Company director gives notice in writing to the Company that they resign the office of director; or (b) the Company director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally; or (c) is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director; or (d) the Company director is removed by a resolution of members of the Company in accordance with the Company Organizational Documents.

Warrants

At Closing, the Company, CPTK, and Continental will enter into the Warrant Assumption Agreement which will amend the SPAC Warrant Agreement, as CPTK will assign all its rights, title, and interest in the SPAC Warrant Agreement to the Company. Pursuant to the Warrant Assumption Agreement, the SPAC Warrants will no longer be exercisable for shares of Class A Ordinary Shares, but instead will be exercisable for Company Shares on substantially the same terms that were in effect prior to the Effective Time under the terms of the SPAC Warrant Agreement. Accordingly, upon the effectiveness of the Warrant Assumption Agreement, SPAC Warrants and the SPAC Warrant Agreement will become Company Warrants and the Company Warrant Agreement, respectively. The following is a description of the Company Warrants. We urge you to read the applicable provisions of the Company Warrant Agreement carefully and in its entirety because it governs the terms of the Company Warrants.

Company Warrants

Pursuant to the Company Warrant Agreement, each Company Warrant will entitle the registered holder to purchase one Company Share at a price of $11.50 per share, subject to certain adjustments, at any time starting 30 days after the completion of the Business Combination. Pursuant to the Company Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of Company Shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. Company Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Company Shares pursuant to the exercise of a Company Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the Company Shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations described below with respect to registration. No Company Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Company Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

The Company is obligated to use, as soon as practicable, but in no event later than 15 Business Days after the closing of the Business Combination, its reasonable best efforts to file with the SEC, and as soon as reasonably practicable after such initial filing, to have declared effective, a registration statement covering issuance of the Company Shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Company Shares until the warrants expire or are redeemed.

Notwithstanding the above, if the Company Shares are at the time of any exercise of a Company Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Company Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under the applicable blue sky laws to the extent an exemption is not available.

The Company has agreed that, subject to applicable law, (i) any action, proceeding or claim against the Company arising out of or relating in any way to the Company Warrant Agreement will be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and (ii) that the Company irrevocably submits to such jurisdictions, which jurisdictions shall be the exclusive forums for any such action, proceeding or claim. The Company will waive any objection to such exclusive jurisdictions and that such courts represent inconvenient forums. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Redemption of Company Warrants when the price per Company Share equals or exceeds $18.00

Once the Company Warrants become exercisable, the Company may call the warrants for redemption (except as described herein with respect to the Company Warrants issued in exchange for Private Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and

•        if, and only if, the reported last reported sale price of the Company Shares equal or exceed $18.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company pursuant to the foregoing redemption method, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her, or its warrant prior to the scheduled redemption date. However, the price of the Company Shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Company Warrants when the price per Company Share equals or exceeds $10.00

Once the Company Warrants become exercisable, the Company may call the warrants for redemption (except as described herein with respect to Company Warrants issued in exchange for Private Warrants):

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of a Company Share except as otherwise described below;

•        if, and only if, the closing price of a Company Share equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of the Company’s Securities — Warrants — Anti-Dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•        if, and only if, the closing price of a Company Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”) is less than $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like), then the Company Warrants issued in exchange for Private Warrants must also concurrently be called for redemption on the same terms (except as described herein with respect to a holder’s ability to cashless exercise its warrants).

Beginning on the date the notice of redemption is given until Company Warrants are redeemed or exercised, holders may elect to exercise their Company Warrants on a cashless basis. The numbers in the table below represent the number of Company Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by the Company pursuant to this redemption feature, based on the “fair market value” of a Company Share on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of a Company Share for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one (1) Business Day immediately following the 10 trading day period described above ends.

Fair Market Value of Class A Ordinary Shares
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The share prices set forth in the column headings of the table above will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “Description of the Company’s Securities — Warrants — Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the exercise price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “Description of the Company’s Securities — Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Description of the Company’s Securities — Warrants — Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Description of the Company’s

Securities — Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Company Shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of a Company Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for [    ] Company Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of a Company Share for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for [    ] Company Shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than [    ] Company Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Company Shares.

This redemption feature is structured to allow for all of the outstanding Company Warrants to be redeemed when the Company Shares are trading at or above $10.00 per public share, which may be at a time when the trading price of Company Shares is below the exercise price of the warrants. This will provide the Company the ability to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “Description of the Company’s Securities — Warrants — Redemption of warrants when the price the Company Share equals or exceeds $18.00.”

As stated above, we can redeem the warrants when the Company Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50. If we choose to redeem the warrants when the Company Share is trading at a price below the exercise price of the Company Warrants, this could result in the warrant holders receiving fewer Company Shares than they would have received if they had chosen to wait to exercise their warrants for Company Shares if and when such the Company Share was trading at a price higher than the exercise price of $11.50.

No fractional Company Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Company Shares to be issued to the holder. If, at the time of redemption, the Company Warrants are exercisable for a security other than a Company Share pursuant to the Company Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Company Share, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Company Warrants.

Anti-dilution Adjustments

If the number of issued and outstanding Company Shares is increased by a capitalization or share dividend payable in Company Shares, or by a subdivision of Company Shares or other similar event, then, on the effective date of such capitalization, share dividend, subdivision or similar event, the number of Company Shares issuable on exercise of each Company Warrant will be increased in proportion to such increase in the issued and outstanding Company Shares. A rights offering made to all or substantially all holders of Company Shares entitling holders to purchase Company Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Company Shares equal to the product of (i) the number of Company Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Company Shares) multiplied by (ii) one minus the quotient of (x) the price per Company Shares paid in such rights offering divided by (y) the historical fair market value. For these purposes

(i) if the rights offering is for securities convertible into or exercisable for Company Shares, in determining the price payable for Company Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Company Shares as reported during the 10-day trading period ending on the trading day prior to the first date on which the Company Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Company Warrants are issued and outstanding and unexpired, pay to all or substantially all of the holders of Company Shares a dividend or make a distribution in cash, securities or other assets to the holders of Company Shares on account of such Company Shares (or other securities into which the warrants are convertible), other than (i) as described above or (ii) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Company Share in respect of such event.

If the number of issued and outstanding Company Shares is decreased by a consolidation, combination, reverse share subdivision, or reclassification of Company Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share subdivision reclassification, or similar event, the number of Company Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Company Shares.

Whenever the number of Company Shares purchasable upon the exercise of the Company Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of Company Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of Company Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Company Shares (other than those described above or that solely affects the par value of such Company Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the Company’s issued and outstanding Company Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of Company Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of Company Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock, or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of Company Warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Company Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Company Shares, the holder of a Company Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Company Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Company Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Company Shares in such a transaction is payable in the form of Company Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Company Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Company Warrant Agreement) of the warrant.

You should review a copy of the Company Warrant Agreement, which will be filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the Company Warrants. The Company Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding warrants to make any change that adversely affects the interests of the registered holders of warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Company Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Company Shares and any voting rights until they exercise their Company Warrants and receive Company Shares. After the issuance of Company Shares upon exercise of the Company Warrants, each holder will be entitled to one vote for each Company Share held of record on all matters to be voted on by shareholders.

Company Warrants may be exercised only for a whole number of Company Shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Company Shares to be issued to the warrant holder.

Company Warrants issued in exchange for Private Warrants

Each Company Warrant issued in exchange for Private Warrants is exercisable for one Company Share. These Company Warrants (including the Company Shares issuable upon their exercise) (i) are not transferable, assignable or salable until 30 days after the Business Combination, (ii) are not be redeemable by the Company (except if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), in which case these Company Warrants must also concurrently be called for redemption on the same terms), (iii) may be exercised on a cashless basis, and (iv) the holders thereof (including with respect to the Company Shares issuable upon exercise of such warrants) are entitled to registration rights. Otherwise, these Company Warrants have terms and provisions that are identical to those of the other Company Warrants and have no net cash settlement provisions.

Transfer Agent

The transfer agent for Company Shares is Continental.

The Company will indemnify Continental in its roles as transfer agent, its agents and each of its shareholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Comparison of Shareholder Rights

This section describes the material differences between the rights of CPTK Shareholders before the consummation of the Business Combination, and the rights of the Company Shareholders after the registration of the Company Organizational Documents as soon as possible following the Effective Time. These differences in shareholder rights result from the differences between Cayman Islands and British Virgin Islands law and the respective governing documents of CPTK and the Company.

The Company is a British Virgin Islands business company. British Virgin Islands law and the Company Organizational Documents will govern the rights of its shareholders. While CPTK is a Cayman Islands exempted company, the Company Organizational Documents will differ in certain material respects from the SPAC Charter. As a result, when you become a shareholder of the Company, your rights will differ in some regards as compared to when you were a shareholder of CPTK.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. CPTK Shareholders are urged to carefully read the relevant provisions of the Cayman Islands Companies Act, the BVIBC Act, the SPAC Charter and the Company Organizational Documents that will be in effect as soon as possible following the Effective Time. References in this section to the Company Organizational Documents are references thereto as they will be in effect following the Effective Time. The Company Organizational Documents may be amended after the Effective Time by amendment in accordance with their terms. If the Company Organizational Documents are amended, the below summary may cease to accurately reflect the Company Organizational Documents as so amended.

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents
SHAREHOLDER MEETINGS

•   All general meetings other than annual general meetings shall be called extraordinary general meetings.

•   CPTK may, but shall not (unless required by the Cayman Islands Companies Act) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

•   Held at a time and place as designated in the Articles of Association. The Company Articles of Association provide that the Company board may designate such time and place.

•   May be held within or outside the British Virgin Islands.

•   Notice:

•   The Company Articles of Association provide that a general meeting may be convened by the Company Board acting by resolution of directors or if the Company Board is requested in writing to do so by members entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is being requested.

•   A copy of the notice of any meeting shall be given personally or sent by mail or electronic form or given by any other electronic transmission as designated in the Articles of Association.

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents

•   At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by CPTK, provided that a general meeting of the CPTK shall, whether or not the notice has been given and whether or not the provisions of the SPAC Charter regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

•   in the case of an annual general meeting by all of the members entitled to attend and vote at the meeting; and

•   in the case of an extraordinary meeting, by a majority in number of the members having a right to vote at the meeting, together holding not less than 95% in par value of SPAC Ordinary Shares giving that right.

• Notice of not less than 7 days before the meeting.
SHAREHOLDER VOTING RIGHTS

•   The issued share capital of SPAC includes Class A Ordinary Shares and Class B Ordinary Shares. Every holder of Class A Ordinary Shares has one vote for each Class A Ordinary Share held and every holder of Class B Ordinary Shares has one vote for each Class B Ordinary Share held.

•   A shareholder may appoint a proxy. An instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointer or of his attorney duly authorized in writing or, if the appointer is a corporation or other non natural person under the hand of its duly authorized representative. A proxy need not be a shareholder.

•   Any person authorized to vote may authorize another person or persons to act for him by proxy if permitted by the Articles of Association. The Company Articles of Association permit such proxies.

•   Quorum is as designated in the Articles of Association. Quorum in the Company Articles of Association is shareholders representing not less than one-half of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting.

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents

•   The holders of a majority of shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

•   A resolution (including a special resolution) in writing (in one or more counterparts) signed by or on behalf of all the members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of CPTK duly convened and held.

•   The SPAC Charter does not provide for cumulative voting.

•   The Company Articles of Association do not provide for cumulative voting.

•   If the shares of the Company are divided into different classes or series of shares, the rights attached to any class or series of shares may be varied with the consent in writing of the holders of all of the issued shares of that class or the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series (unless otherwise provided by the terms of issue of the shares of that class or series). The rights and privileges attached to a class of shares must be set out in the Memorandum of Association.

DIRECTORS

•   The CPTK board of directors must consist of at least one person, provided that CPTK may by ordinary resolution increase or reduce the limits in the number of directors.

•   The directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each shall be as nearly equal as possible.

• Board must consist of at least one director. • The number of directors shall be fixed by the first director or directors of the Company, and thereafter by a resolution of members.

•   Prior to the closing of a Business Combination, CPTK may by ordinary resolution of the holders of the Class B shareholders appoint any person to be a director or may by ordinary resolution of the holders of the Class B Ordinary Shares remove any director.

•   The directors shall be elected by resolution of the members. Directors are appointed for the term, if any, fixed by the resolution appointing them, or until their earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director shall serve indefinitely until their earlier

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents

•   The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the articles.

•   After the closing of a Business Combination, the company may by ordinary resolution appoint any person to be a director or may be ordinary resolution remove any director.

death, resignation or removal. The Company memorandum and articles of association fix a rotating three-year term to elect directors for each of the Company’s three classes of directorships.
FIDUCIARY DUTIES

Under the laws of the Cayman Islands, a director is in a fiduciary relationship to a company. The fiduciary duties may be described as being those of loyalty, honesty and good faith to the company. In practical terms, these translate into the following:

•   Duty to act in good faith in what the directors believe to be in the best interests of the company as a whole;

•   Duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•   Directors should not improperly fetter the exercise of future discretion;

•   Duty to exercise powers fairly as between different groups of shareholders;

•   Duty not to put himself in a position of conflict between their duty to the company and their personal interests; and

•   Duty to exercise independent judgment.

•   In summary, directors and officers owe statutory and fiduciary duties at common law as follows:

•   Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company as a whole;

•   Duty to exercise powers for a proper purpose and not to act or agree to act in a manner the contravenes the BVIBC Act or the Company memorandum and articles of association;

•   Duty not to put himself in a position of conflict between their duty to the company and their personal interests.

Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents

In addition to the above, directors also owe a duty of care, diligence and skill. The duties of care and skill of a director of a Cayman Islands company are to be determined by both reference to the knowledge and experience actually possessed by the director and by reference to the skill, care and diligence as would be displayed by a reasonable director in those circumstances.

•   Duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation:

•   the nature of the company;

•   the nature of the decision; and

•   the position of the director and the responsibilities undertaken by him.

•   The BVIBC Act and the Company Organizational Documents provide that a director of a company shall, immediately after becoming aware of the fact that they are interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the Company Board.

•   However, the failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the transaction was not required to be disclosed because the transaction is between the company and the director themselves and is in the ordinary course of business and on usual terms and conditions. Additionally, the failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the members entitled to vote at a meeting of members and the transaction is approved or ratified by a resolution of members or (b) the company received fair value for the transaction.

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents

•   Pursuant to the BVIBC Act and the Company memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board of directors they may: (a) vote on a matter relating to the transaction; (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and (c) sign a document on behalf of the company, or do any other thing in their capacity as a director, that relates to the transaction.

SHAREHOLDERS’ DERIVATIVE ACTIONS

•   Generally speaking, the company is the proper plaintiff in any action. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   Those who control the company have refused a request by the shareholders to move the company to bring the action;

•   Those who control the company have refused to do so for improper reasons such that they are perpetrating a “fraud on the minority” (this is a legal concept and is different to “fraud” in the sense of dishonesty);

•   a company is acting or proposing to act illegally or beyond the scope of its authority; or

•   Generally speaking, the company is the proper plaintiff in any action affecting the company. A shareholder may, with the permission of the British Virgin Islands court, bring an action or intervene in a matter in the name of the company, in certain circumstances. Such actions are known as derivative actions. The British Virgin Islands court may only (but is not obliged to) grant permission to bring a derivative action where the following circumstances apply:

•   the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents

•   the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained.

•   Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

•   it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole. Once a shareholder has relinquished his, her or its shares (whether by redemption or otherwise), it is generally the case that they could no longer bring a derivative action as they would no longer be a registered shareholder.

•   When considering whether to grant leave, the British Virgin Islands court is also required to have regard to the following matters: (a) whether the shareholder is acting in good faith; (b) whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters; (c) whether the action is likely to succeed; (d) the costs of the proceedings in relation to the relief likely to be obtained; and (e) whether another alternative remedy to the derivative action is available.

CALLING OF EXTRAORDINARY GENERAL MEETINGS

•   A general meeting of the shareholders may be called by the directors, the chief executive officer or the chairman of the CPTK Board, whenever they think fit and they shall on a members’ requisition forthwith proceed to convene an extraordinary general meeting of CPTK.

•   A members’ requisition is a requisition of members holding at the date of deposit of the requisition not less than thirty per cent in par value of the issued shares which as at the date carry the right to vote at general meetings of the company.

•   A meeting of the shareholders may be convened by the board of directors, acting by resolution of the directors, at such times and in such manner and places as the board of directors considers necessary or desirable (provided that at least one meeting of the shareholders must be held each year), or upon the written request of shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested.

	Cayman Islands and SPAC Charter	British Virgin Islands and Company Organizational Documents
AMENDMENTS TO THE ORGANIZATIONAL DOCUMENTS

•   Subject to the provisions of the Cayman Islands Companies Act and the provisions of the SPAC Charter as regards matters to be dealt with by ordinary resolution, CPTK may by special resolution:

•   Change its name;

•   Alter or add to the articles;

•   Alter or add to the memorandum with respect to any objects, powers or other matters specified therein; and

•   Reduce its share capital or any capital redemption reserve fund.

•   Prior to the closing of a Business Combination, article 29.1 of the SPAC Charter may only be amended by special resolution passed by at least 90 percent of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

•   The Company’s memorandum and articles of association may be amended by resolution of shareholders or by resolution of directors, except that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the members to amend the memorandum or articles of association; (ii) to change the percentage of members required to pass a resolution of members to amend the memorandum or articles of association; (iii) in circumstances where the memorandum or articles of association cannot be amended by the members; or (iv) to change the clauses in the Company’s memorandum of association on variation of member rights.

SPAC PROVISIONS

•   CPTK’S amended and restated memorandum and articles of association contain provisions relating to the operation of CPTK as a blank check company prior to the consummation of its initial business combination, including, for example, provisions pertaining to the Trust Account of CPTK and time limits within which it must consummate an initial business combination.

• The Company Organizational Documents will not contain SPAC provisions and will have an infinite life.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is incorporated under the laws of the British Virgin Islands as a company limited by shares. The Company is incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands business company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of the Company’s assets are located outside the United States. In addition, the Company’s directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or these persons, or to enforce judgments in the jurisdictions in which the Company operates that are obtained in U.S. courts against the Company or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments in the jurisdictions in which the Company operates that are obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the Company and the Company’s officers and directors.

We have been advised by Conyers Dill & Pearman, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have been advised by Conyers Dill & Pearman that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the courts of the British Virgin Islands under British Virgin Islands common law and should be enforceable provided that in respect of the U.S. judgment:

•        the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•        the judgment given by the U.S. court was not in respect of multiple damages, penalties, taxes, fines or similar fiscal or revenue obligations of the company;

•        in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•        recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands;

•        the proceedings pursuant to which judgment was obtained were not contrary to the rules of natural justice in the British Virgin Islands;

•        no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands; and

•        there is due compliance with the correct procedures under the laws of the British Virgin Islands.

In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

APPRAISAL RIGHTS

Holders of record of SPAC Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Islands Companies Act. In this proxy statement/prospectus, these appraisal rights or dissent rights are sometimes referred to as “Dissent Rights”.

Holders of record of SPAC Ordinary Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its SPAC Ordinary Shares must give written objection to the Merger to CPTK prior to the shareholder vote at the Extraordinary General Meeting to approve the Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act.

These statutory appraisal rights are separate to and mutually exclusive of the right of holders of Public Shares to elect to have their shares redeemed for cash at the applicable Redemption Price in accordance with the SPAC Charter, which are discussed above in the section titled “Questions and Answers about the Proposals — Do I have Redemption Rights?”. Shareholders who elect to have their Public Shares redeemed in accordance with the SPAC Charter will not be entitled to exercise statutory dissenter rights under the Cayman Islands Companies Act.

Any CPTK Shareholder who elects to exercise statutory dissenter rights under the Cayman Islands Companies Act must do so in respect of all of the SPAC Ordinary Shares that person holds and that person will lose their right to exercise their redemption rights as detailed in the SPAC Charter. Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights contained in Section 238 of the Cayman Islands Companies Act.

It is possible that, if shareholders exercise their statutory dissenter rights, the fair value of the SPAC Ordinary Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than shareholders would obtain if they exercise their redemption rights in accordance with the SPAC Charter as described herein. Shareholders need not vote against any of the proposals at the Extraordinary General Meeting in order to exercise their statutory dissenter rights under the Cayman Islands Companies Act.

Shareholders who do wish to exercise their statutory dissenter rights, if applicable, will be required to deliver notice to CPTK prior to the Extraordinary General Meeting and follow the process prescribed in Section 238 of the Cayman Islands Companies Act. This is a separate process with different deadline requirements to the process which shareholders must follow if they wish to exercise their redemption rights in accordance with the SPAC Charter, which is discussed above in the section titled “Questions and Answers about the Proposals — How do I exercise my Redemption Rights?”.

At the Effective Time, those shares belonging to dissenting shareholders (“Dissenting Shares”) shall no longer be outstanding and shall automatically be cancelled by virtue of the Merger, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act and such other rights as are granted by the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 238 of the Cayman Islands Companies Act shall cease and such SPAC Ordinary Shares shall no longer be considered Dissenting Shares for purposes hereof and such holder’s SPAC Ordinary Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time the right to receive the merger consideration comprising one Company Share for each SPAC Ordinary Share, without any interest thereon. As a result, such shareholder will not receive any cash for their SPAC Ordinary Shares and will become a shareholder of the Company.

Shares Eligible for Future Sale

Immediately following the Closing, the Company is expected to have an authorized share capital of unlimited Company Shares. Immediately following the Closing (assuming a No Redemption Scenario), the Company is expected to have 61,653,088 Company Shares issued and outstanding, of which 6,900,000 Company Shares are held by the Sponsors, the Anchor Investor, and other Initial Shareholders and 37,593,449 Company Shares held by the Company Requisite Shareholder, and the other Company Shareholders will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-up Agreement.

Further, the Company is expected to have 14,213,333 Company Warrants issued and outstanding in exchange for SPAC Warrants, each exercisable for one Company Share at $11.50 per the Company Share, 5,013,333 of which are held by the Sponsor, its affiliates and other Initial Shareholders and will be subject to certain lock-up arrangements pursuant to the Registration Rights and Lock-up Agreement. Subject to lock-up restrictions mentioned above and any further restrictions on Company Warrants into which Private Warrants convert, all of the Company Shares and Company Warrants issued in connection with the Business Combination will be freely transferable by persons other than by certain affiliates of the Company and CPTK without restriction or further registration under the Securities Act. Sales of substantial amounts of the Company Shares in the public market could adversely affect prevailing market prices of the Company Shares. Prior to the Business Combination, there has been no public market for Company Shares. The Company intends to apply for listing of the Company Shares and Company Warrants on Nasdaq, but the Company cannot assure you that a regular trading market will develop in Company Shares or the Company Warrants. Additionally, there can be no assurance that such listing on Nasdaq will be approved, and, if the Nasdaq listing condition under the Business Combination Agreement is waived, there can be no assurance that the Company Shares or Company Warrants will be listed on Nasdaq or another national securities exchange in the United States following the consummation of the Business Combination.

Registration Rights and Lock-up Agreement

At Closing, the Company, the Initial Shareholders, and the Company Shareholders (the Company Shareholders together with the Initial Shareholders are collectively referred to as the “Holders”) will enter into the Registration Rights and Lock-up Agreement, pursuant to which, among other things, effective upon the Closing, (i) the Company will grant the Holders customary demand and piggyback registration rights, (ii) the Company will undertake to, within fifteen (15) Business Days after the Closing Date, file with the SEC a registration statement registering the resale of the certain securities held by them and to use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the initial filing thereof, but in no event later than 10 calendar days after the SEC notifies the Company that the SEC will not review or that the registration statement will not be subject to further review and comment, and (iii) and the Holders will agree for a period of up to 12 months after Closing not to transfer any equity in the Company acquired by such person in connection with the Business Combination, if any, subject to exceptions. For more details, see “Certain Agreements Related to the Business Combination — Registration Rights and Lock-up Agreement.”

Rule 144

All of the Company’s equity shares that will be outstanding upon the completion of the Business Combination, other than those registered pursuant to the registration statement of which this proxy statement/prospectus forms a part, are “restricted securities” as that term is defined in Rule 144 under the Securities Act, including any shares issued to the investors in the PIPE, and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of the Company and has beneficially owned the Company’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about the Company. Persons who are affiliates of the Company and have beneficially owned the Company’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding equity shares of the same class; or

•        the average weekly trading volume of Company Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of the Company under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination-related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•        at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of SPAC Ordinary Shares as of December 31, 2025 by:

•        each person known by CPTK to beneficially own more than 5% of any class of outstanding SPAC Ordinary Shares;

•        each of CPTK’s current executive officers and directors; and

•        all of CPTK’s current executive officers and directors as a group.

In the table below, percentage ownership is based on 7,391,806 SPAC Ordinary Shares outstanding, including 491,806 Public Shares (including Public Shares that are underlying the SPAC Units) and 6,900,000 Class B Ordinary Shares outstanding as of December 31, 2025.

The table below does not include the Class A Ordinary Shares underlying the SPAC Warrants, as it is uncertain as to whether they are exercisable within 60 days of the date of this proxy statement/prospectus.

Name and Address of Beneficial Owner(1)(2)	SPAC Class A Ordinary Shares		SPAC Class B Ordinary Shares
	Number of Shares Beneficially Owned	Percentage of SPAC Class A Ordinary Shares	Number of Shares Beneficially Owned	Percentage of SPAC Class B Ordinary Shares
5% Holders of CPTK
CIIG Management III LLC(3)	—	—	5,662,000	82.1%
BlackRock, Inc.(4)	417,117	84.8%	690,000	10%
Sandia Investment Management L.P.(5)	61,146	12.4%	—%
Directors and Executive Officers of CPTK
Michael Minnick(3)	—	—	5,662,000	82.1%
Richard Chera(6)	—		298,000	4.3%
Stephen Siegel	—	—	50,000	* %
Lisa Holladay	—	—	50,000	* %
Chris Rogers	—	—	—	* %
All directors and executive officers and directors as a group (5 individuals)	—	—	6,060,000	87.8%

____________

*        Less than 1%.

(1)      The table above does not include the shares of Class A Ordinary Shares underlying the Private Warrants because these securities are not exercisable within 60 days of the date of this proxy statement/prospectus.

(2)      Unless otherwise noted, the business address of each of the following entities or individuals is 28 West 25th Street, Floor 6, New York, New York 10010.

(3)      CIIG Management III LLC (the Sponsor) is the record holder of such shares. Michael Minnick, Co-Chief Executive Officer, is the managing member of CIIG Management III LLC. Consequently, he may be deemed the beneficial owner of the shares held by CIIG Management III LLC and have voting and dispositive control over such securities. Mr. Minnick disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. The address for CIIG Management III LLC, and Michael Minnick is 40 West 57th Street, 29th Floor, New York, New York 10019. Total includes 2,494,987 Class B Ordinary Shares consisting of 2,194,987 Class B Ordinary Shares that would be transferred at Closing pursuant to non-redemption agreements, 250,000 Class B Ordinary Shares that would be transferred at Closing to the BCA Note Investor, 50,000 Class B Ordinary Shares to be transferred to Chris Rogers and such variable number of shares to be transferred to an unaffiliated third party accruing at 2,500 Class B Ordinary Shares per month from February 2026 until the Closing. Total excludes 517,500 Class B Ordinary Shares that are subject to forfeiture to the Sponsor at Closing.

(4)      The information in the table above regarding Class A Ordinary Shares is based on additional information of management as of April 29, 2025 and information contained in this shareholder’s Schedule 13G/A under the Exchange Act filed by such shareholder with the SEC on February 14, 2024. The address for the BlackRock, Inc. is 55 East 52d Street, New York, New York 10055. Includes 517,500 Class B Ordinary Shares that are subject to forfeiture to the Sponsor at Closing. Excludes 450,000 Class B Ordinary Shares that would be transferred pursuant to non-redemption agreements.

(5)      The information in the table above regarding the Class A Ordinary Shares is based solely on information contained in this shareholder’s Schedule 13G under the Exchange Act filed by such shareholder with the SEC on August 14, 2025. Sandia Investment Management L.P. is the beneficial owner in its capacity as investment manager to a private investment vehicle and separately managed accounts. Timothy J. Sichler serves as Managing Member of the general partner of Sandia, and in such capacity may be deemed to indirectly beneficially own the securities reported herein. The address for Sandia is 201 Washington Street, Boston, MA 02181. Excludes 211,147 Class B Ordinary Shares that would be transferred at the Closing by Sponsor pursuant to non-redemption agreements.

(6)      Crown PropTech Sponsor, LLC (the Co-Sponsor) is the record holder of such shares and is managed by a board of managers. Mr. Chera may be deemed to have voting and investment discretion with respect to the Class B Ordinary Shares held of record by Crown PropTech Sponsor, LLC. Mr. Chera disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Excludes 250,000 Class B Ordinary Shares which could be acquired at Closing pursuant to the June 2025 Letter Agreement.

The following table shows the beneficial ownership of Company Shares as of December 31, 2025, by:

•        each person known by the Company to beneficially own more than 5% of the outstanding Company Shares;

•        each of the Company named executive officers and directors; and

•        all of the Company’s executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Company Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Company Shares as to which the holder has sole or shared voting power or investment power and also any Company Shares which the holder has the right to acquire within 60 days of the date of this proxy statement/prospectus through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this proxy statement/prospectus. See “Management of the Company.” As of December 31, 2025, there were 80,000,000 Company Shares outstanding (excluding treasury shares).

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table is Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands, VG1110.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
Alexander Lemon	—	—%
William Dawes	—	—%
All directors and executive officers as a group (2 individuals)	—	—%
Five Percent Holder:
Mkango Resources Ltd.(1)	80,000,000	100%

____________

Notes: —

*        Less than 1%.

(1)      The address of Mkango Resources Ltd. is Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.

The following table shows the beneficial ownership of Company Shares following the consummation of the Business Combination by:

•        each person known to the Company who will beneficially own more than 5% of the Company Shares issued and outstanding immediately after the consummation of the Business Combination;

•        each person who is expected to become an executive officer or a director of the Company upon consummation of the Business Combination; and

•        all of the executive officers and directors of the Company as a group upon consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of Company Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Company Shares as to which the holder has sole or shared voting power or investment power and also any Company Shares which the holder has the right to acquire within 60 days of December 31, 2025 through the exercise of any option, warrant or any other right.

The expected beneficial ownership of Company Shares immediately following the consummation of the Business Combination has been determined based upon the following: (i) no additional issuances of SPAC Ordinary Shares, other than the PIPE Investment, (ii) all outstanding shares of Class B Ordinary Shares automatically convert into Company Shares at Closing on a one-to-one basis, (iii) the Company has outstanding indebtedness of $22.54 million and cash and cash equivalents of $0.02 million, such balances representing the same amounts outstanding as of [    ], 202[    ], as of the Closing, and no filing fees are paid by the Company in connection with this proxy statement/prospectus, and (v) the consummation of a $23.0 million PIPE Investment, which is assumed for the purposes of the below table to be in the form of a subscription agreement for 2.3 million shares of Class A Ordinary Shares at a price per share of $10.00. Certain figures included in this table have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.

No Redemption Scenario:    This scenario assumes that none of CPTK’s existing Public Shareholders exercise their Redemption Rights in connection with the Business Combination with respect to their Public Shares and the total number of Company Shares expected to be outstanding after the Closing will be 47,439,755.

Maximum Redemption Scenario:    This scenario assumes that all Public Shares are redeemed in connection with the Business Combination. The number of shares redeemed reflects the maximum number of Public Shares that can be redeemed and assumes the amount of the PIPE Investment will equal or exceed the amount required to satisfy the Minimum Cash Condition. The Minimum Cash Condition takes into account the sum of the amount of cash available in the Trust Account following the Extraordinary General Meeting (after deducting the amount required to satisfy the amount payable to Public Shareholders exercising their Redemption Rights) plus the aggregate financing amounts under all PIPE Investments. The total number of Company Shares expected to be outstanding after the Closing under this scenario is 47,000,449.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table is Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands, VG1110.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
		No Redemption Scenario	Maximum Redemption Scenario
Alexander Lemon	—	—%	—%
William Dawes		—%	—%
[ ]		[ ]%	[ ]%
All directors and executive officers as a group ([ ] individuals)		[ ]%	[ ]%
Five Percent Holders:			[ ]%
Mkango Resources Ltd.(1)	[ ]	[ ]%	[ ]%
CIIG Management III LLC(2)	5,662,000	[ ]%	[ ]%

____________

Notes: —

*        Less than 1%.

(1)      The address of Mkango Resources Ltd. is Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0A3.

(2)      CIIG Management III LLC (the Sponsor) is the record holder of such shares. Michael Minnick, Chief Executive Officer, is the managing member of CIIG Management III LLC. Consequently, he may be deemed the beneficial owner of the shares held by CIIG Management III LLC and have voting and dispositive control over such securities. Mr. Minnick disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly. The address for CIIG Management III LLC, and Michael Minnick is 40 West 57th Street, 29th Floor, New York, New York 10019.

Price Range of Securities and Dividends

Market Price

SPAC Public Warrants are currently listed on the OTC under the symbol “CPTKW.” The closing bid price of the SPAC Public Warrants on July 2, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $0.0025. As of [    ], 2026, the record date for the Extraordinary General Meeting, the closing bid price of the SPAC Public Warrants was $[    ]. SPAC Units, Class A Ordinary Shares, and Class B Ordinary Shares are not currently listed on any stock exchange or quoted on any over-the-counter quotation system.

There is currently no public market for the equity securities of the Company. CPTK and the Company are applying to list the Company Shares and Company Warrants on Nasdaq upon the Closing under the ticker symbols “MKAR” and “MKARW,” respectively.

Dividends

CPTK and the Company have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by the Company in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of the Business Combination. Following the completion of the Business Combination, the Company Board will consider whether or not to institute a dividend policy. It is presently intended that the Company will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Company Board will declare dividends in the foreseeable future. Such decision remains within the Company Board’s discretion, subject to applicable legal, financial, and contractual requirements.

Additional Information

Submission of Future Proposals

The CPTK Board is not currently aware of any business to be acted upon at the Extraordinary General Meeting other than the matters discussed in this proxy statement. The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Extraordinary General Meeting and with respect to any other matters which may properly come before the Extraordinary General Meeting.

CPTK does not expect to hold a 2026 annual general meeting because it will not be a separate public company if the Business Combination is completed. Alternatively, if CPTK does not consummate a business combination by the Business Combination Deadline (or further extended pursuant to the SPAC Charter), CPTK is required to begin the dissolution process provided for in the SPAC Charter. CPTK will liquidate as soon as practicable following any such dissolution and will conduct no annual meetings thereafter.

Delivery of Documents to Shareholders

Unless CPTK has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if CPTK believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are CPTK Shareholders will be “householding” this proxy statement/prospectus. CPTK Shareholders who participate in “householding” will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address, such shareholder should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:

•        If the shares are registered in the name of the shareholder, the shareholder should contact CPTK at its offices at ATTN: Michael Minnick, Chief Executive Officer, 40 West 57th Street, 29th Floor, New York, NY 10019 or by telephone at (212) 796-4796, to inform CPTK of his or her request; or

•        If a broker, bank or other nominee holds the shares, the shareholder should contact the broker, bank or other nominee directly.

Transfer Agent, Warrant Agent and Registrar

The registrar and transfer agent CPTK and the Company securities is Continental Stock Transfer & Trust Company.

Legal Matters

The validity of the Company Shares to be issued in connection with the Business Combination will be passed upon by Conyers Dill & Pearman and the material U.S. federal income tax consequences of the Business Combination will be passed upon by Orrick, Herrington & Sutcliffe LLP and Greenberg Traurig, LLP. Certain legal matters relating to U.S. law will be passed upon for the Company by Greenberg Traurig, LLP.

Experts

The consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years then ended, included elsewhere in this proxy statement/prospectus, have been audited by PKF International, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the proxy statement/prospectus. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of CPTK as of December 31, 2024 and 2023 and for the years then ended, appearing in this proxy statement/prospectus have been audited by CBIZ CPAs P.C., an independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph as to CPTK’s ability to continue as a going concern, appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SENET, a DRA Global Group Company, Swinden Geoscience Consultants Ltd, The MSA Group, Bara Consulting (Pty) Ltd., Digby Wells Environmental, Epoch Resources (Pty) Ltd., and Adamas Intelligence Inc. (the “QPs”) have prepared the Technical Report Summary with respect to the Songwe Hill, which is incorporated by reference in this proxy statement/prospectus. Each of the QPs is a qualified person as defined in Regulation S-K 1300.

Where You Can Find More Information

As a foreign private issuer, after consummation of the Business Combination, the Company will be required to file its annual report on Form 20-F with the SEC no later than four months following its fiscal year end. CPTK files annual, quarterly, and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read CPTK’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

All documents subsequently filed by CPTK pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date on which the Extraordinary General Meeting is held, shall be deemed to be incorporated by reference into this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Extraordinary General Meeting, you should contact us by telephone or in writing:

ATTN: Michael Minnick, Chief Executive Officer

Crown PropTech Acquisitions

40 West 57th Street, 29th Floor,
New York, NY 10019

Tel: (212) 796-4796

You may also obtain these documents by requesting them in writing or by telephone from CPTK’s proxy solicitation agent at the following address, telephone number and email:

Sodali & Co.
333 Ludlow St., 5th Floor
Stamford, CT 06902
(203) 658-9400
Email: CPTK.info@investor.sodali.com

If you are a shareholder of CPTK and would like to request documents, please do so by [    ], 2026 to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information in this proxy statement/prospectus relating to CPTK has been supplied by CPTK, and all such information relating to the Company has been supplied by the Company. Information provided by either CPTK or the Company does not constitute any representation, estimate or projection of any other party.

The Company does not file any annual, quarterly, and current reports, proxy statements and other information with the SEC.

None of CPTK or the Company has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Crown PropTech Acquisitions

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Crown PropTech Acquisitions (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities on or before March 11, 2026. The Company entered into a business combination agreement with a business combination target on July 2, 2025; however, the completion of this transaction is subject to the approval of the Company’s shareholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to March 11, 2026, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after March 11, 2026, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.
CBIZ CPAs P.C.

We have served as the Company’s auditor since 2020 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
December 2, 2025

CROWN PROPTECH ACQUISITIONS
BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash	$425	$652
Prepaid expenses	1,594	2,821
Total current assets	2,019	3,473

Investments held in Trust Account	5,804,083	45,065,840
Total assets	$5,806,102	$45,069,313

Liabilities, Class A ordinary shares subject to possible redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$1,790,528	$1,365,159
Due to related parties	1,189,077	915,419
Total current liabilities	2,979,605	2,280,578

Warrant liabilities	14	14
Total liabilities	2,979,619	2,280,592

Commitments
Class A ordinary shares subject to possible redemption, 513,613 and 4,196,485 shares at a redemption value of $11.30 and $10.74 as of December 31, 2024 and 2023, respectively	5,804,083	45,065,840

Shareholders’ deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no shares issued or outstanding, excluding 513,613 and 4,196,485 shares subject to possible redemption as of December 31, 2024 and 2023, respectively	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding	690	690
Additional paid-in capital	12,063,607	11,612,285
Accumulated deficit	(15,041,897)	(13,890,094)
Total shareholders’ deficit	(2,977,600)	(2,277,119)
Total liabilities, class A ordinary shares subject to possible redemption, and shareholders’ deficit	$5,806,102	$45,069,313

The accompanying notes are an integral part of the financial statements.

CROWN PROPTECH ACQUISITIONS
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2024	2023
Operating costs	$700,481	$2,112,830
Loss from operations	(700,481)	(2,112,830)

Other income (expense)
Settlement of payables	—	420,536
Non-redemption agreement expense	(451,322)	(1,156,500)
Trust dividend income	947,345	3,372,354
Change in fair value of warrant liabilities	—	(14)
Total other income, net	496,023	2,636,376

Net (loss) income	$(204,458)	$523,546

Weighted average redeemable shares outstanding	1,661,751	6,697,135
Basic and diluted net (loss) income per redeemable share	$(0.02)	$0.04

Weighted average non-redeemable shares outstanding	6,900,000	6,900,000
Basic and diluted net (loss) income per non-redeemable share	$(0.02)	$0.04

The accompanying notes are an integral part of the financial statements.

CROWN PROPTECH ACQUISITIONS
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Ordinary Shares Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2022	6,900,000	$690	$9,527,941	$(11,041,286)	$(1,512,655)
Capital contribution from Sponsors	—	—	325,697	—	325,697
Remeasurement of ordinary shares subject to redemption value	—	—	—	(3,372,354)	(3,372,354)
Equity contribution from previous Sponsor in connection with the Securities Assignment Agreement	—	—	263,040	—	263,040
Equity contribution from previous Sponsor in connection with forgiveness of Administrative Services Agreement	—	—	339,107	—	339,107
Equity contribution from Non-Redemption Agreements	—	—	1,156,500	—	1,156,500
Net income	—	—	—	523,546	523,546
Balance as of December 31, 2023	6,900,000	$690	$11,612,285	$(13,890,094)	$(2,277,119)
Capital contribution from Sponsors	—	—	451,322	—	451,322
Remeasurement of ordinary shares subject to redemption value	—	—	—	(947,345)	(947,345)
Net loss	—	—	—	(204,458)	(204,458)
Balance as of December 31, 2024	6,900,000	$690	$12,063,607	$(15,041,897)	$(2,977,600)

The accompanying notes are an integral part of the financial statements.

CROWN PROPTECH ACQUISITIONS
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(204,458)	$523,546
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of warrant liabilities	—	14
Non-redemption agreement expense	451,322	1,156,500
Settlement of payables	—	(420,536)
Trust dividend income	(947,345)	(3,372,354)
Changes in current assets and current liabilities:
Prepaid expenses	1,227	36,795
Accounts payable and accrued expenses	425,369	1,158,319
Net cash used in operating activities	(273,885)	(917,716)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	40,209,102	238,305,063
Net cash provided by investing activities	40,209,102	238,305,063

Cash Flows from Financing Activities:
Equity contribution from previous Sponsor in connection with the Securities Assignment Agreement	—	263,040
Proceeds from promissory note to related party	273,658	249,419
Capital contribution from the Sponsor	—	325,697
Redemption of Class A ordinary shares subject to possible redemption	(40,209,102)	(238,305,063)
Net cash used in financing activities	(39,935,444)	(237,466,907)

Net Change in Cash	(227)	(79,560)
Cash – Beginning of year	652	80,212
Cash – Ending of year	$425	$652

Supplemental Disclosure of Non-cash Financing Activities:
Remeasurement of Class A ordinary shares subject to possible redemption	$947,345	$3,372,354
Equity contribution from Non-Redemption Agreements	$451,322	$1,156,500
Equity contribution from previous Sponsor in connection with forgiveness of Administrative Services Agreement	$—	$339,107

The accompanying notes are an integral part of the financial statements.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Organization and Business Operations

Organization and General

Crown PropTech Acquisitions (the “Company” or “Crown”) was incorporated in the Cayman Islands on September 24, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar Business Combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not yet commenced any operations. All activity through December 31, 2024, relates to the Company’s formation and the Initial Public Offering (“IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsors are Crown PropTech Sponsor, LLC (“Crown PropTech Sponsor”), a Delaware limited liability company and CIIG Management III LLC (“CIIG”), a Delaware limited liability company, (each, a “Sponsor” and together, the “Sponsors”).

Change in Management, Sponsor and Board of Directors

On January 17, 2023, Richard Chera informed the Company of his decision to resign as Chief Executive Officer (“CEO”) and principal financial and accounting officer of the Company, effective immediately.

On January 17, 2023, the Board of Directors of the Company (the “Board”) appointed Mr. Gavin Cuneo and Mr. Michael Minnick as co-CEOs of the Company, effective immediately.

Additionally, in connection with this appointment, each of Mr. Cuneo and Mr. Minnick entered into an Indemnity Agreement and a Letter Agreement with the Company on the same terms as the Indemnity Agreements and Letter Agreements entered into by the directors and officers of the Company at the time of the Company’s IPO. In addition, CIIG Management III LLC (“CIIG”) entered into the Letter Agreement. CIIG also entered into that certain joinder agreement to the Registration Rights Agreement as described in further detail below.

On January 17, 2023, CIIG entered into a Securities Assignment Agreement (the “Assignment Agreement”), by and among Crown PropTech Sponsor, LLC (“Crown PropTech Sponsor”), CIIG and Richard Chera, whereby Crown PropTech Sponsor sold, transferred and assigned 5,662,000 Class B ordinary shares of the Company and 250,667 private placement warrants to purchase Class A ordinary shares of the Company to CIIG. In connection with entry into the Assignment Agreement, CIIG (i) entered into a Letter Agreement with the Company (the “Letter Agreement”) and (ii) entered into a joinder agreement to the Registration Rights Agreement entered into by Crown PropTech Sponsor in connection with the Company’s IPO. As a result of the above transaction CIIG became a co-sponsor to Crown.

In connection with the above transaction, Crown PropTech Sponsor entered into a letter agreement dated January 17, 2023, whereby Crown PropTech Sponsor is no longer entitled to receive any payments under the administrative services agreement, and the Company is no longer required to pay any such payments. Additionally, Crown PropTech Sponsor waived their right to receive $339,107 related to the administrative services agreement.

On February 15, 2024, Gavin Cuneo notified the Company of his decision to resign as the co-chief executive officer of the Company, effective immediately.

Michael Minnick, the Company’s Chief Executive Officer, assumed the role of principal financial and accounting officer of the Company effective upon Mr. Cuneo’s resignation. Mr. Minnick has served as the Company’s Co-Chief Executive Officer since January 2023.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Organization and Business Operations (cont.)

Notice of Delisting

On February 12, 2024, the New York Stock Exchange (the “NYSE”) determined that the Company was not in compliance with Section 802.01B and 102.06e of the NYSE Listed Company Manual (the “LCM”) because the Company failed to consummate a Business Combination within the shorter of (i) the time period specified by its constitutive documents or by contract or (ii) three years. As such, the NYSE had determined to commence proceedings to delist from the NYSE the Company’s Class A ordinary shares and Units.

Trading of the Company’s securities was suspended on February 12, 2024. The NYSE applied to the SEC to delist the Company’s securities upon completion of all applicable procedures. The Company did not appeal the staff’s determination and, accordingly, the Company’s securities were delisted from the NYSE.

Trust Account

Following the closing of the IPO on February 11, 2021, an amount of $276,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, the proceeds from the IPO and the sale of the private placement units will not be released from the Trust Account until the earliest of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

As discussed in Note 10, the Company’s shareholders have agreed to extend the date by which the Company must consummate an initial Business Combination from May 11, 2025 to March 11, 2026.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any).

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Organization and Business Operations (cont.)

The Class A ordinary shares subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company has until March 11, 2026 to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.

The Company’s Sponsors, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period.

In the event of a liquidation of the Trust Account upon the failure of the Company to consummate its initial Business Combination by March 11, 2026, Crown PropTech Sponsor (but not CIIG) has agreed that it will indemnify the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, if any, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked Crown PropTech Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether Crown PropTech Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Crown PropTech Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that Crown PropTech Sponsor would be able to satisfy those obligations.

Business Combination Agreement

On July 2, 2025, the Company (“SPAC”), (ii) Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Lancaster (as defined below) (“Merger Sub”), (iii) Lancaster Exploration Limited, a company organized under the laws of the British Virgin Islands (“Lancaster”, and from and after the Closing, “PubCo”), and a direct, wholly owned subsidiary of Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (the “Selling Shareholder”), (iv) Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned subsidiary of Selling Shareholder (“MKA Poland”), (v) Mkango ServiceCo UK Limited, a company organized under the laws of England and a direct, wholly owned subsidiary of Selling Shareholder (“Mkango ServiceCo”), and (vi) MKA Exploration Ltd., a company organized under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Selling Shareholder (“MKA BVI”, and together with Lancaster, MKA Poland and Mkango ServiceCo, the “Companies”) entered into a business combination agreement (the “Business Combination Agreement”). Capitalized terms used herein but not defined shall have the meanings as set forth in the Business Combination Agreement.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Organization and Business Operations (cont.)

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, Merger Sub will be merged with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of PubCo. Concurrently therewith, PubCo will become a publicly traded company, expected to operate under the name “Mkango Rare Earths Limited,” and its ordinary shares are expected to trade on Nasdaq.

The proposed Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are expected to be consummated after the required approval by the shareholders of SPAC and the satisfaction of certain other conditions as described in the Business Combination Agreement in the Company’s Form 8-K filed with the SEC on July 3, 2025.

Shareholder Meetings

February 9, 2023

On February 9, 2023, the Company’s shareholders approved an amendment to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from February 11, 2023 to February 11, 2024 (the “2023 Extension Proposal”).

Beginning on January 31, 2023, and continuing until the Company’s February 9, 2023 extraordinary general meeting of shareholders (“Extraordinary General Meeting”), the Company and CIIG entered into certain non-redemption agreements and assignments of economic interests (the “Non-Redemption Agreements”) with certain investors (the “Non-Redeeming Investors”). The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 1,500,000 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 4,000,000 Class A ordinary shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 1,500,000 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination.

In connection with the vote to approve the 2023 Extension Proposal, shareholders holding an aggregate of 23,403,515 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $238,305,063 (approximately $10.18 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 4,196,485 Class A ordinary shares issued and outstanding.

February 9, 2024

On February 9, 2024, the Company’s shareholders approved an amendment to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from February 11, 2024 to August 11, 2024 (the “February 2024 Extension Proposal”).

Associated with the February 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into the February 2024 Non-Redemption Agreements with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “February 2024 Non-Redeemed Shares”) in connection with the February 9, 2024 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such February 2024 Non-Redeemed Shares through the February 9, 2024 Extraordinary General Meeting.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Organization and Business Operations (cont.)

The February 9, 2024 Non-Redemption Agreements provide for the assignment of up to 464,414 Class B ordinary shares, par value $0.0001 per share, held by CIIG to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the February 9, 2024 Extraordinary General Meeting.

In connection with the vote to approve the February 9, 2024 Extension Proposal, shareholders holding an aggregate of 2,195,847 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $23,724,846 (approximately $10.80 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 2,000,638 Class A ordinary shares issued and outstanding.

August 9, 2024

On August 9, 2024, the Company’s shareholders approved an amendment to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from August 11, 2024 to May 11, 2025 (the “August 2024 Extension Proposal”).

In connection with the vote to approve the August 2024 Extension Proposal, shareholders holding an aggregate of 1,487,025 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $16,484,256 (approximately $11.09 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 513,613 Class A ordinary shares issued and outstanding.

Associated with the August 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into non-redemption agreements (the “August 2024 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “August 2024 Non-Redeemed Shares”) in connection with the August 9, 2024 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such August 2024 Non-Redeemed Shares through the August 9, 2024 Extraordinary General Meeting.

The August 2024 Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the August 9, 2024 Extraordinary General Meeting.

Liquidity, Capital Resources and Going Concern

As of December 31, 2024, the Company had cash outside the Trust Account of $425 available for working capital needs and working capital deficit of $2,977,586. All remaining cash held in the Trust Account is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem Class A ordinary shares. As of December 31, 2024, none of the amount in the Trust Account was available to be withdrawn as described above.

Through December 31, 2024, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, the remaining net proceeds from the IPO, the sale of Private Placement Warrants, the Promissory Note (as defined below), the Working Capital Loan (as defined below) and capital contributions from the Sponsors of $673,418.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 1 — Organization and Business Operations (cont.)

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements are issued. Although no formal agreement exists, the Sponsors are committed to extend loans as needed (see Note 6).

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not limited to, curtailing operations, suspending the pursuit of a potential merger target, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to in on commercially acceptable terms, if at all, or that its plans to consummate an initial Business Combination will be successful.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the above liquidity issues and the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until March 11, 2026, or by the end of any extension to the Combination Period, to consummate a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year from the date that the financial statements are issued. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after March 11, 2026.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the escalation of conflict in the Middle East and Southwest Asia. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in Southwest Asia, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of conflict in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of conflict in the Middle East and Southwest Asia and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Recent changes in international trade policies, tariffs and macroeconomic conditions have created and are expected to create global economic consequences. The specific impact on the Company’s financial condition, results of operations, cash flows and completion of a Business Combination is not determinable as of the date of these financial statements.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $425 and $652 of cash and no cash equivalents as of December 31, 2024 and 2023.

Investments Held in Trust Account

As of December 31, 2024 and 2023, the Trust Account had $5,804,083 and $45,065,840, respectively, held in marketable securities. Such securities are presented on the balance sheets at fair value at the end of the reporting period. Dividends earned on these securities are included in trust dividend income in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. During the years ended December 31, 2024 and 2023, the Company withdrew $40,209,102 and $238,305,063, respectively, of principal and dividend income from the Trust Account in connection with redemptions.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 2 — Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2024 and 2023, the Company has not experienced losses on this account.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2024 and 2023, 513,613 and 4,196,485, respectively, shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

As of December 31, 2024 and 2023, the ordinary shares subject to possible redemption reflected on the balance sheets are reconciled in the following table:

	Shares	Amount
Ordinary shares subject to possible redemption, December 31, 2022	27,600,000	$279,998,549
Less:
Redemption	(23,403,515)	(238,305,063)
Plus:
Remeasurement of carrying value to redemption value	—	3,372,354
Ordinary shares subject to possible redemption, December 31, 2023	4,196,485	$45,065,840
Less:
Redemption	(3,682,872)	(40,209,102)
Plus:
Remeasurement of carrying value to redemption value	—	947,345
Ordinary shares subject to possible redemption, December 31, 2024	513,613	$5,804,083

Net (Loss) Income per Ordinary Shares

The Company has two classes of shares, which are referred to as redeemable Class A ordinary shares and non-redeemable Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. Private and public warrants to purchase 14,213,333 Class A ordinary shares at $11.50 per share were issued on February 11, 2021. No warrants were exercised during the years ended December 31, 2024 and 2023. The calculation of diluted (loss) income per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the periods.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 2 — Significant Accounting Policies (cont.)

	For the Years Ended December 31,
	2024		2023
	Redeemable Class A	Non- Redeemable Class B	Redeemable Class A	Non- Redeemable Class B
Basic and diluted net income (loss) per share
Numerator:
Allocation of net (loss) income	$(39,683)	$(164,775)	$257,867	$265,679
Denominator
Weighted-average shares outstanding	1,661,751	6,900,000)	6,697,135	6,900,000
Basic and diluted net (loss) income per share	$(0.02)	$(0.02)	$0.04	$0.04

Share Based Compensation

The Company complies with ASC 718 Compensation — Stock Compensation regarding Founder Shares acquired by directors and independent advisors of the Company at prices below fair value. The acquired shares vested upon granting of the shares. The Founder Shares owned by the director (1) may not be sold or transferred, until one year after the consummation of a Business Combination, (2) are not entitled to redemption from the funds held in the Trust Account, or any liquidating distributions. If the Company does not consummate a Business Combination during the Combination Period, the Company will liquidate and the shares will become worthless.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants and working capital loan options, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 14,213,333 ordinary share warrants issued in connection with its IPO (9,200,000) and Private Placement (5,013,333) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations.

Working Capital Loans Option

On November 30, 2021, Richard Chera, the Company’s former Chief Executive Officer and director agreed to loan the Company up to $1,500,000 to be used for a portion of the expenses of the Company (“Working Capital Loan”). At December 31, 2022, at the option of Richard Chera, the outstanding principal of $666,000 may be converted into that number of warrants equal to the outstanding principal of the note divided by $1.50 (444,000 warrants). The option (“Working Capital Loan Option”) to convert the Working Capital Loan into warrants qualified as an embedded derivative under ASC 815 and was required to be reported at fair value. On May 31, 2023, Richard Chera agreed to waive the right to convert the amounts due under the Working Capital Loan into warrants. At December 31, 2024 and 2023, the Working Capital Loan Option no longer existed. In accordance with ASC

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 2 — Significant Accounting Policies (cont.)

Topic 470, “Liabilities” the Company has determined the waiver of the right to convert is a debt modification. Given the warrants had no significant value at the time of the debt modification, there is no effect on the Company’s financial statements for the debt modification.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024 and 2023, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Recent Accounting Standards

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. The Company is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on the Company’s financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management has determined the adoption of ASU 2023-07 does not have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management has determined the adoption of ASU 2023-09 will not have a material impact on its financial statements and disclosures.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Securities Assignment Agreement

On January 17, 2023, pursuant to the Securities Assignment Agreement, CIIG, acquired an aggregate of 5,662,000 Class B ordinary shares and 250,667 Private Placement Warrants of the Company from Crown PropTech Sponsor in a private transaction.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 2 — Significant Accounting Policies (cont.)

As the transaction is between the Crown PropTech Sponsor and CIIG, the transaction does not involve the Company issuing, repurchasing, or modifying its own equity or warrants. As such, there was no impact on the Company’s financial statements.

In association with the Securities Assignment Agreement, the prior Sponsor agreed to pay certain operating expenses of the Company. In accordance with Staff Accounting Bulletin (“SAB”) Topic 5T, the Company recognized an equity contribution on the statement of changes in shareholders’ deficit of $263,040 for the value of the operating expenses paid by the Crown PropTech Sponsor.

Non-Redemption Agreements

Beginning on January 31, 2023, and continuing until the Extraordinary General Meeting, the Company and CIIG entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 1,500,000 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 4,000,000 Class A ordinary shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 1,500,000 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The Company estimated the aggregate fair value of the 1,500,000 Class B ordinary shares attributable to the Non-Redeeming Investors to be $1,156,500 or $0.77 per share.

In February 2024, the Company and CIIG entered into the Non-Redemption Agreements with Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 464,414 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 1,857,655 Class A ordinary shares at the February 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 464,414 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The aggregate fair value of the 464,414 Class B ordinary shares attributable to the Non-Redeeming Investors amounted to $375,981 or $0.81 per share.

Beginning on August 8, 2024, and continuing until the August 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The Company estimated the aggregate fair value of the 115,287 Class B ordinary shares attributable to the Non-Redeeming Investors to be $75,341 or $0.65 per share.

Each Non-Redeeming Investor acquired from the Sponsors an indirect economic interest in the Founder Shares. The value of the Non-Redemption Agreements is reported as a component of shareholders’ deficit. The excess of the fair value of the Founder Shares was determined to be non-redemption agreement expense in accordance with SAB Topic 5T.

Note 3 — Initial Public Offering

Pursuant to the IPO, the Company sold 27,600,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 4 — Private Placement Warrants

Simultaneously with the closing of the IPO, Crown PropTech Sponsor and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (collectively, the “Anchor Investor”) purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per warrant ($7,520,000 in the aggregate), each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account.

Note 5 — Related Party Transactions

Founder Shares

On October 13, 2020, the Company issued 5,750,000 Class B ordinary shares to Crown PropTech Sponsor for an aggregate purchase price of $25,000 (the “Founder Shares”). On February 9, 2021, the Company effected a dividend of 0.2 of a Class B ordinary share for each Class B ordinary share, resulting in 6,900,000 Class B ordinary shares being issued and outstanding.

On February 11, 2021, Crown PropTech Sponsor transferred 690,000 Founder Shares to the Anchor Investors for $2,500. In February 2021, Crown PropTech Sponsor transferred an aggregate of 250,000 Founder Shares to four of the Company’s independent directors and two independent advisors. Immediately after transferring shares to the Anchor Investors, directors and advisors, Crown PropTech Sponsor owned 5,960,000 Founder Shares.

On January 17, 2023, CIIG entered into the Assignment Agreement, by and among Crown PropTech Sponsor, CIIG and Richard Chera, whereby the Crown PropTech Sponsor sold, transferred and assigned 5,662,000 Class B ordinary shares of the Company and 250,667 private placement warrants to purchase Class A ordinary shares of the Company to CIIG. Total consideration paid by CIIG for the class B ordinary shares and private placement warrants was $21,717.

Crown PropTech Sponsor, CIIG and the Anchor Investor have agreed, subject to limited exceptions, not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) one year after the completion of a Business Combination or (ii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lockup.

Promissory Note — Related Parties

On July 20, 2023, CIIG advanced the Company $114,419 in to be used for working capital. The loaned funds advanced to the Company are non-interest bearing and are due upon demand. Additionally, in 2024, CIIG advanced additional funds to the Company and paid certain expenses on behalf of the Company.

In December 2023, $135,000 borrowed under the A&R Note (discussed below) were reclassified as due to related party on the balance sheet.

At December 31, 2024 and 2023, the Company reported $1,189,077 and $915,419 as due to related party on the balance sheets, respectively.

Administrative Support Agreement

Commencing on the date of the IPO, the Company agreed to pay Crown PropTech Sponsor a total of $15,000 per month for office space and administrative support services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company would cease paying these monthly fees. On January 17,

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 5 — Related Party Transactions (cont.)

2023, Crown PropTech Sponsor agreed to waive all amounts due under the administrative support agreement and cease charging future fees. At December 31, 2024 and 2023, there were no fees reported on the balance sheets as due to related party. For the year ended December 31, 2024 and 2023, no amounts were incurred for these services.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the initial shareholders or an affiliate of the initial shareholders or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not consummated, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants.

On November 30, 2021, the Company entered into a convertible note with Richard Chera, its former Chief Executive Officer and director, pursuant to which Mr. Chera agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Convertible Note”). The Convertible Note was non-interest bearing and due on the earlier of: (i) 12 months from the date thereof or (ii) the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Convertible Note; however, no proceeds from the Trust Account may be used for such repayment if the Company does not consummate the Business Combination. Up to $1,500,000 of the Convertible Note may be converted into warrants at a price of $1.50 per warrant at the option of Mr. Chera (the “Conversion Right”). The warrants would be identical to the Private Placement Warrants.

On May 31, 2023, the Convertible Note was amended and restated (the “A&R Note”) in the aggregate principal amount of up to $1,000,000 to be due on the earlier of: (i) February 11, 2024; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company. Additionally, due to a waiver by Mr. Chera, the A&R Note no longer provides for the Conversion Right.

On March 28, 2025, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 6 — Commitments & Contingencies (cont.)

Settlement of Payables

For the years ended December 31, 2024 and 2023, the Company settled payables for an aggregate of $0 and $759,643, respectively, due to vendors and related parties and reported these amounts in accordance with ASC Topic 405 “Liabilities”. The 2023 settlement of payables of $759,643 included $339,107 with a related party in relation to the Administrative Services Agreement. As this is with a related party, the Company recognized $339,107 in the statement of changes in shareholders’ deficit for the settlement of these payables. The remaining $420,536 was recognized as a gain in the statement of operations. There were no settled payables for the year ended December 31, 2024.

Note 7 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue a total of 1,000,000 preference shares at par value of $0.0001 each. As of December 31, 2024 and 2023, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2024 and 2023, there were no shares issued and outstanding (excluding 513,613 and 4,196,485 shares subject to possible redemption, respectively).

Class B Ordinary Shares — The Company is authorized to issue a total of 20,000,000 Class B ordinary shares at par value of $0.0001 each. At December 31, 2024 and 2023, there were 6,900,000 Class B ordinary shares issued or outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to the Company’s initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 — Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the IPO. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 8 — Warrants (cont.)

No Public Warrant will be exercisable and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Company’s Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        to each warrant holder; and

•        if, and only if, the reported closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 8 — Warrants (cont.)

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the sponsor or its affiliates, without taking into account any Founder Shares held by the sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recurring Fair Value Measurements

The Company’s permitted investments consist of U.S. Money Market funds. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. At December 31, 2024 and 2023, there was insufficient trading activity for the Public Warrants to be classified as Level 1 and was classified as Level 2.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 9 — Fair Value Measurements (cont.)

The Company’s management believes the Private Warrants are economically equivalent to the Public Warrants. As such, the valuation of the Private Warrants is based on the valuation of the Public Warrants. The fair value of the Private Warrant liability is classified within Level 2 of the fair value hierarchy due to the Company using quoted prices for similar instruments in active markets.

The following table presents fair value information of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

December 31, 2024	Level 1	Level 2	Level 3
Description
Assets:
Investments held in Trust Account	$5,804,083	$—	$—

Liabilities:
Public Warrants	$—	$9	$—
Private Warrants	—	5	—
Fair Value of warrants	$—	$14	$—
December 31, 2023	Level 1	Level 2	Level 3
Description
Assets:
Investments held in Trust Account	$45,065,840	$—	$—

Liabilities:
Public Warrants	$—	$9	$—
Private Warrants	—	5	—
Fair Value of warrants	$—	$14	$—

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than discussed in the Notes and below, that would have required adjustment or disclosure in the financial statements.

Proposed Business Combination

As discussed in Note 1, on July 2, 2025, (i) the Company (“SPAC”), (ii) Mkango (Cayman) Limited, (iii) Lancaster Exploration Limited, (iv) Mkango Polska s.p. Z.o.o., (v) Mkango ServiceCo UK Limited, and (vi) MKA Exploration Ltd., entered into a business combination agreement.

Shareholder Meeting

May 9, 2025

On May 9, 2025, the Company’s shareholders approved an amendment to amend and restate the Company’s Fourth Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from May 11, 2025 to March 11, 2026 (the “May 2025 Extension Proposal”).

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 10 — Subsequent Events (cont.)

In connection with the vote to approve the May 2025 Extension Proposal, shareholders holding an aggregate of 21,807 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result approximately, $0.25 million (approximately $11.47 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 491,806 Class A ordinary shares issued and outstanding.

Associated with the May 9, 2025 Extraordinary General Meeting, the Company and CIIG entered into non-redemption agreements (the “May 2025 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “May 2025 Non-Redeemed Shares”) in connection with the May 9, 2025 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such May 2025 Non-Redeemed Shares through the May 9, 2025 Extraordinary General Meeting.

The May 2025 Non-Redemption Agreements provided for the assignment of up 115,287 Class B ordinary shares, par value $0.0001 per share, held by CIIG to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the May 9, 2025 Extraordinary General Meeting.

Revised A&R Note

On March 28, 2025, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company.

Non-Redemption Agreements

Beginning on May 6, 2025, and continuing until the May 9, 2025 Extraordinary General Meeting, the Company and CIIG entered into the Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination.

Financial Advisor Service Agreement

On June 1, 2025, the Company engaged Jett Capital as financial advisor to advise the Company on their proposed Business Combination with Lancaster Exploration Limited, Mkango Polska S.P.Z.O.O., MKA BVI, and Mkango ServiceCo UK Limited.

The Company has agreed to pay Jett Capital as follows:

Work Fee

A work fee of $100,000 upon the execution of the agreement. As of the filing of this Form 10-K, this work fee has not been paid.

i.       In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are $15.0 million, or less, Jett Capital shall receive a cash transaction fee equal to $2.5 million with $500,000 of the cash transaction fee paid at close of the Business Combination, and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

CROWN PROPTECH ACQUISITIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

Note 10 — Subsequent Events (cont.)

ii.      In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are greater than $15.0 million, but less than $25.0 million, Jett Capital shall receive a cash transaction fee equal to $2.5 million with the cash transaction fee paid at close of the Business Combination equal to 50% of every dollar in proceeds (net of offering fees) above $15.0 million paid in cash up to a total of $2.5 million and any remaining balance owed on the $2.5 million cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

iii.     In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to or greater than $25.0 million, but less than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million with $2.5 million of the cash transaction fee paid at close of the Business Combination. and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

iv.      In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to greater than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million at close of the Business Combination.

Offering Fee; Business Combination PIPE

For any offering, or combination of offerings that provide incremental gross proceeds beyond the Trust Account of the Company to Mkango at close of the Business Combination (the “Business Combination PIPE” or the “PIPE”), Jett Capital shall be a Joint-Placement Agent in this PIPE with Cohen & Company Capital Markets (“CCM”), each collecting fifty percent (50.0%) of a cash fee equal to four and a half percent (4.5%) of the gross proceeds raised in the PIPE.

Offering Fee; Equity Offering

Upon the Company closing an equity or equity-linked offering following the close of the Business Combination, Jett Capital shall be a Joint Placement Agent in the equity or equity-linked Offering and receive 50% of a cash fee equal to six percent (6.0%) of the total offering size payable at offering close from immediately available funds.

Offering Fee; Debt Offering

Upon the Company closing a debt offering following the close of the proposed Business Combination, Jett Capital shall be a Joint Placement Agent in the debt offering and receive 50% of a cash fee equal to three percent (3.0%) of the total Offering size payable at offering close from immediately available funds.

BCA Note Put Option Buyout

On June 2, 2025, Lancaster agreed to issue and sell a convertible promissory note to an affiliate of the Company’s Chairman (the “Investor”) in connection with the Proposed Business Combination with a principal amount of $500,000 (the “BCA Note”), as described in the Note Purchase Agreement in the Company’s Form 8-K filed with the SEC on June 3, 2025.

The Company’s CEO and an affiliated entity of the CEO, entered into a letter agreement (the “Letter Agreement”) with the Investor. The Letter Agreement includes a put option buyout by the Company’s CEO and/or an affiliated entity of the CEO in the event if for any reason whatsoever Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by Lancaster.

Associated with the Letter Agreement, CIIG agreed to transfer to the Investor 250,000 Founder Shares if the Company consummates the Transactions with Lancaster.

CROWN PROPTECH ACQUISITIONS
CONDENSED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current assets:
Cash	$425	$425
Prepaid expenses	4,138	1,594
Total current assets	4,563	2,019

Investments held in Trust Account	5,674,134	5,804,083
Total assets	$5,678,697	$5,806,102

Liabilities, Class A ordinary shares subject to possible redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$3,301,637	$1,790,528
Due to related parties	1,458,768	1,189,077
Total current liabilities	4,760,405	2,979,605

Warrant liabilities	35,533	14
Total liabilities	4,795,938	2,979,619

Commitments
Class A ordinary shares subject to possible redemption, 491,806 and 513,613 shares at a redemption value of $11.54 and $11.30 as of June 30, 2025 and December 31, 2024, respectively	5,674,134	5,804,083

Shareholders’ deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no shares issued or outstanding, excluding 491,806 and 513,613 shares subject to possible redemption as of June 30, 2025 and December 31, 2024, respectively	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding	690	690
Additional paid-in capital	12,286,745	12,063,607
Accumulated deficit	(17,078,810)	(15,041,897)
Total shareholders’ deficit	(4,791,375)	(2,977,600)
Total liabilities, class A ordinary shares subject to possible redemption, and shareholders’ deficit	$5,678,697	$5,806,102

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Operating costs	$1,005,463	$45,706	$1,778,256	$428,256
Loss from operations	(1,005,463)	(45,706)	(1,778,256)	(428,256)
Other (expense) income:
Trust dividend income	59,442	281,231	120,108	706,216
Non-redemption agreement expense	(223,138)	—	(223,138)	(375,981)
Change in fair value of warrant liabilities	(35,519)	—	(35,519)	—
Total other (expense) income, net	(199,215)	281,231	(138,549)	330,235
Net (loss) income	$(1,204,678)	$235,525	$(1,916,805)	$(98,021)
Weighted average redeemable shares outstanding	501,152	2,000,638	507,228	2,471,177
Basic and diluted net (loss) income per redeemable share	$(0.16)	$0.03	$(0.26)	$(0.01)
Weighted average non-redeemable shares outstanding	6,900,000	6,900,000	6,900,000	6,900,000
Basic and diluted net (loss) income per non-redeemable ordinary share	$(0.16)	$0.03	$(0.26)	$(0.01)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

	Ordinary Shares Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2024	6,900,000	$690	$12,063,607	$(15,041,897)	$(2,977,600)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(60,666)	(60,666)
Net loss	—	—	—	(712,127)	(712,127)
Balance as of March 31, 2025	6,900,000	690	12,063,607	(15,814,690)	(3,750,393)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(59,442)	(59,442)
Capital contribution from Sponsor	—	—	223,138	—	223,138
Net loss	—	—	—	(1,204,678)	(1,204,678)
Balance as of June 30, 2025	6,900,000	$690	$12,286,745	$(17,078,810)	$(4,791,375)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

	Ordinary Shares Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2023	6,900,000	$690	$11,612,285	$(13,890,094)	$(2,277,119)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(424,985)	(424,985)
Capital contribution from Sponsor	—	—	375,981	—	375,981
Net loss	—	—	—	(333,546)	(333,546)
Balance as of March 31, 2024	6,900,000	690	11,988,266	(14,648,625)	(2,659,669)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(281,231)	(281,231)
Net income	—	—	—	235,525	235,525
Balance as of June 30, 2024	6,900,000	$690	$11,988,266	$(14,694,331)	$(2,705,375)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(1,916,805)	$(98,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	35,519	—
Non-redemption agreement expense	223,138	375,981
Trust dividend income	(120,108)	(706,216)
Changes in current assets and current liabilities:
Prepaid expenses	(2,544)	(4,554)
Accounts payable and accrued expenses	1,511,109	200,083
Net cash used in operating activities	(269,691)	(232,727)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	250,057	23,724,846
Net cash provided by investing activities	250,057	23,724,846

Cash Flows from Financing Activities:
Proceeds from promissory note to related party	269,691	232,500
Redemption of Class A ordinary share subject to possible redemption	(250,057)	(23,724,846)
Net cash provided by (used in) financing activities	19,634	(23,492,346)

Net Change in Cash	—	(227)
Cash – Beginning of period	425	652
Cash – Ending of period	$425	$425

Supplemental Disclosure of Non-cash Financing Activities:
Remeasurement of Class A ordinary shares subject to possible redemption	$120,108	$706,216

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 1 — Organization and Business Operations

Organization and General

Crown PropTech Acquisitions (the “Company” or “Crown”) was incorporated in the Cayman Islands on September 24, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar Business Combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2025, the Company had not yet commenced any operations. All activity through June 30, 2025, relates to the Company’s formation and the Initial Public Offering (“IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsors are Crown PropTech Sponsor, LLC (“Crown PropTech Sponsor”), a Delaware limited liability company and CIIG Management III LLC (“CIIG”), a Delaware limited liability company, (each, a “Sponsor” and together, the “Sponsors”).

Change in Management

On February 15, 2024, Gavin Cuneo notified the Company of his decision to resign as the co-chief executive officer of the Company, effective immediately.

Michael Minnick, the Company’s Chief Executive Officer, assumed the role of principal financial and accounting officer of the Company effective upon Mr. Cuneo’s resignation. Mr. Minnick has served as the Company’s Co-Chief Executive Officer since January 2023.

Notice of Delisting

On February 12, 2024, the New York Stock Exchange (the “NYSE”) determined that the Company was not in compliance with Section 802.01B and 102.06e of the NYSE Listed Company Manual (the “LCM”) because the Company failed to consummate a Business Combination within the shorter of (i) the time period specified by its constitutive documents or by contract or (ii) three years. As such, the NYSE had determined to commence proceedings to delist from the NYSE the Company’s Class A ordinary shares and Units.

Trading of the Company’s securities was suspended on February 12, 2024. The NYSE applied to the SEC to delist the Company’s securities upon completion of all applicable procedures. The Company did not appeal the staff’s determination and, accordingly, the Company’s securities were delisted from the NYSE.

Trust Account

Following the closing of the IPO on February 11, 2021, an amount of $276,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, the proceeds from the IPO and the sale of the private placement units will not be released from the Trust Account until the earliest of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 1 — Organization and Business Operations (cont.)

properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

As discussed below, the Company’s shareholders have agreed to extend the date by which the Company must consummate an initial Business Combination from May 11, 2025 to March 11, 2026.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any).

The Class A ordinary shares subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company has until March 11, 2026 to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.

The Company’s Sponsors, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 1 — Organization and Business Operations (cont.)

In the event of a liquidation of the Trust Account upon the failure of the Company to consummate its initial Business Combination by March 11, 2026, Crown PropTech Sponsor (but not CIIG) has agreed that it will indemnify the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, if any, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked Crown PropTech Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether Crown PropTech Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Crown PropTech Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that Crown PropTech Sponsor would be able to satisfy those obligations.

Business Combination Agreement

On July 2, 2025, the Company (“SPAC”), (ii) Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Lancaster (as defined below) (“Merger Sub”), (iii) Lancaster Exploration Limited, a company organized under the laws of the British Virgin Islands (“Lancaster”, and from and after the Closing, “PubCo”), and a direct, wholly owned subsidiary of Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (the “Selling Shareholder”), (iv) Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned subsidiary of Selling Shareholder (“MKA Poland”), (v) Mkango ServiceCo UK Limited, a company organized under the laws of England and a direct, wholly owned subsidiary of Selling Shareholder (“Mkango ServiceCo”), and (vi) MKA Exploration Ltd., a company organized under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Selling Shareholder (“MKA BVI”, and together with Lancaster, MKA Poland and Mkango ServiceCo, the “Companies”) entered into a business combination agreement (the “Business Combination Agreement”). Capitalized terms used herein but not defined shall have the meanings as set forth in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, Merger Sub will be merged with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of PubCo. Concurrently therewith, PubCo will become a publicly traded company, expected to operate under the name “Mkango Rare Earths Limited,” and its ordinary shares are expected to trade on Nasdaq.

The proposed Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are expected to be consummated after the required approval by the shareholders of SPAC and the satisfaction of certain other conditions as described in the Business Combination Agreement in the Company’s Form 8-K filed with the SEC on July 3, 2025.

Shareholder Meetings

February 9, 2024

On February 9, 2024, the Company’s shareholders approved an amendment to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from February 11, 2024 to August 11, 2024 (the “February 2024 Extension Proposal”).

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 1 — Organization and Business Operations (cont.)

Associated with the February 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into the February 2024 Non-Redemption Agreements with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “February 2024 Non-Redeemed Shares”) in connection with the February 9, 2024 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such February 2024 Non-Redeemed Shares through the February 9, 2024 Extraordinary General Meeting.

The February 9, 2024 Non-Redemption Agreements provide for the assignment of up to 464,414 Class B ordinary shares, par value $0.0001 per share, held by CIIG to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the February 9, 2024 Extraordinary General Meeting.

In connection with the vote to approve the February 9, 2024 Extension Proposal, shareholders holding an aggregate of 2,195,847 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $23,724,846 (approximately $10.80 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 2,000,638 Class A ordinary shares issued and outstanding.

August 9, 2024

On August 9, 2024, the Company’s shareholders approved an amendment to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from August 11, 2024 to May 11, 2025 (the “August 2024 Extension Proposal”).

In connection with the vote to approve the August 2024 Extension Proposal, shareholders holding an aggregate of 1,487,025 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $16,484,256 (approximately $11.09 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 513,613 Class A ordinary shares issued and outstanding.

Associated with the August 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into non-redemption agreements (the “August 2024 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “August 2024 Non-Redeemed Shares”) in connection with the August 9, 2024 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such August 2024 Non-Redeemed Shares through the August 9, 2024 Extraordinary General Meeting.

The August 2024 Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the August 9, 2024 Extraordinary General Meeting.

May 9, 2025

On May 9, 2025, the Company’s shareholders approved an amendment to amend and restate the Company’s Fourth Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from May 11, 2025 to March 11, 2026 (the “May 2025 Extension Proposal”).

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 1 — Organization and Business Operations (cont.)

In connection with the vote to approve the May 2025 Extension Proposal, shareholders holding an aggregate of 21,807 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result approximately, $0.25 million (approximately $11.47 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 491,806 Class A ordinary shares issued and outstanding.

Associated with the May 9, 2025 Extraordinary General Meeting, the Company and CIIG entered into non-redemption agreements (the “May 2025 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “May 2025 Non-Redeemed Shares”) in connection with the May 9, 2025 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such May 2025 Non-Redeemed Shares through the May 9, 2025 Extraordinary General Meeting.

The May 2025 Non-Redemption Agreements provided for the assignment of up 115,287 Class B ordinary shares, par value $0.0001 per share, held by CIIG to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the May 9, 2025 Extraordinary General Meeting.

Liquidity, Capital Resources and Going Concern

As of June 30, 2025, the Company had cash outside the Trust Account of $425 available for working capital needs and working capital deficit of $4,755,842. All remaining cash held in the Trust Account is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem Class A ordinary shares. As of June 30, 2025, none of the amount in the Trust Account was available to be withdrawn as described above.

Through June 30, 2025, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, the remaining net proceeds from the IPO, the sale of Private Placement Warrants, the Promissory Note (as defined below), the Working Capital Loan (as defined below) and capital contributions from the Sponsors of $673,418.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements are issued. Although no formal agreement exists, the Sponsors are committed to extend loans as needed (see Note 5).

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not limited to, curtailing operations, suspending the pursuit of a potential merger target, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to in on commercially acceptable terms, if at all, or that its plans to consummate an initial Business Combination will be successful.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the above liquidity issues and the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until March 11, 2026, or by the end of any extension to the Combination Period, to consummate a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year from the date that the financial statements are issued. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after March 11, 2026.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 1 — Organization and Business Operations (cont.)

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the escalation of conflict in the Middle East and Southwest Asia. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in Southwest Asia, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of conflict in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of conflict in the Middle East and Southwest Asia and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Recent changes in international trade policies, tariffs and macroeconomic conditions have created and are expected to create global economic consequences. The specific impact on the Company’s financial condition, results of operations, cash flows and completion of a Business Combination is not determinable as of the date of these financial statements.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. The Company is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on the Company’s financial statements.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected through December 31, 2025.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on December 2, 2025.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 2 — Significant Accounting Policies (cont.)

Segment Reporting

The Company complies with ASC Topic 280, “Segment Reporting,” which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASC Topic 280 on January 1, 2025. The amendments will be applied retrospectively to all prior periods presented in the financial statements (see Note 10).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $425 of cash and no cash equivalents as of June 30, 2025 and December 31, 2024.

Investments Held in Trust Account

As of June 30, 2025 and December 31, 2024, the Trust Account had $5,674,134 and $5,804,083, respectively, held in marketable securities. Such securities are presented on the balance sheets at fair value at the end of the reporting period. Dividends earned on these securities are included in trust dividend income in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. During the three and six months ended June 30, 2025, the Company

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 2 — Significant Accounting Policies (cont.)

withdrew $250,057, of principal and dividend income from the Trust Account in connection with redemptions. During the three and six months ended June 30, 2024, the Company withdrew $0 and $23,724,846, respectively, of principal and interest income from the Trust Account in connection with redemptions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At June 30, 2025 and December 31,2024, the Company has not experienced losses on this account.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2025 and December 31, 2024, 491,806 and 513,613, respectively, shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

As of June 30, 2025 and December 31, 2024, the ordinary shares subject to possible redemption reflected on the balance sheets are reconciled in the following table:

	Shares	Amount
Ordinary shares subject to possible redemption, December 31, 2023	4,196,485	$45,065,840
Less:
Redemption	(3,682,872)	(40,209,102)
Plus:
Remeasurement of carrying value to redemption value	—	947,345
Ordinary shares subject to possible redemption, December 31, 2024	513,613	5,804,083
Plus:
Remeasurement of carrying value to redemption value	—	60,666
Ordinary shares subject to possible redemption, March 31, 2025	513,613	5,864,749
Less:
Redemption	(21,807)	(250,057)
Plus:
Remeasurement of carrying value to redemption value	—	59,442
Ordinary shares subject to possible redemption, June 30, 2025	491,806	$5,674,134

Net (Loss) Income per Ordinary Shares

The Company has two classes of shares, which are referred to as redeemable Class A ordinary shares and non-redeemable Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. Private and public warrants to purchase 14,213,333 Class A ordinary shares at $11.50 per share were issued on February 11, 2021. No warrants were exercised during the three and six months ended June 30, 2025 or 2024. The calculation of diluted (loss) income per ordinary share does not consider the effect of the warrants issued in

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 2 — Significant Accounting Policies (cont.)

connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the periods.

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2025		2024		2025		2024
	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B
Basic and diluted net (loss) income per share
Numerator:
Allocation of net (loss) income	$(81,572)	$(1,123,106)	$52,940	$182,585	$(131,258)	$(1,785,547)	$(25,848)	$(72,173)
Denominator
Weighted-average shares outstanding	501,152	6,900,000	2,000,638	6,900,000	507,228	6,900,000	2,471,177	6,900,000
Basic and diluted net (loss) income per share	$(0.16)	$(0.16)	$0.03	$0.03	$(0.26)	$(0.26)	$(0.01)	$(0.01)

Share Based Compensation

The Company complies with ASC 718 Compensation — Stock Compensation regarding Founder Shares acquired by directors and independent advisors of the Company at prices below fair value. The acquired shares vested upon granting of the shares. The Founder Shares owned by the director (1) may not be sold or transferred, until one year after the consummation of a Business Combination, (2) are not entitled to redemption from the funds held in the Trust Account, or any liquidating distributions. If the Company does not consummate a Business Combination during the Combination Period, the Company will liquidate and the shares will become worthless.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants and working capital loan options, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 14,213,333 ordinary share warrants issued in connection with its IPO (9,200,000) and Private Placement (5,013,333) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 2 — Significant Accounting Policies (cont.)

Working Capital Loans Option

On November 30, 2021, Richard Chera, the Company’s former Chief Executive Officer and director agreed to loan the Company up to $1,500,000 to be used for a portion of the expenses of the Company (“Working Capital Loan”). At December 31, 2022, at the option of Richard Chera, the outstanding principal of $666,000 may be converted into that number of warrants equal to the outstanding principal of the note divided by $1.50 (444,000 warrants). The option (“Working Capital Loan Option”) to convert the Working Capital Loan into warrants qualified as an embedded derivative under ASC 815 and was required to be reported at fair value. On May 31, 2023, Richard Chera agreed to waive the right to convert the amounts due under the Working Capital Loan into warrants. At June 30, 2025 and December 31, 2024, the Working Capital Loan Option no longer existed. In accordance with ASC Topic 470, “Liabilities” the Company has determined the waiver of the right to convert is a debt modification. Given the warrants had no significant value at the time of the debt modification, there is no effect on the Company’s financial statements for the debt modification.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of June 30, 2025 and December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Non-Redemption Agreements

In February 2024, the Company and CIIG entered into Non-Redemption Agreements with Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 464,414 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 1,857,655 Class A ordinary shares at the February 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 464,414 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The aggregate fair value of the 464,414 Class B ordinary shares attributable to the Non-Redeeming Investors amounted to $375,981 or $0.81 per share.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 2 — Significant Accounting Policies (cont.)

Beginning on August 8, 2024, and continuing until the August 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the August 9, 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The Company estimated the aggregate fair value of the 115,287 Class B ordinary shares attributable to the Non-Redeeming Investors to be $75,341 or $0.65 per share.

Beginning on May 6, 2025, and continuing until the May 9, 2025 Extraordinary General Meeting, the Company and CIIG entered into Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the May 9, 2025 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The Company estimated the aggregate fair value of the 115,287 Class B ordinary shares attributable to the Non-Redeeming Investors to be $223,138 or $1.94 per share.

Each Non-Redeeming Investor acquired from the Sponsors an indirect economic interest in the Founder Shares. The value of the Non-Redemption Agreements is reported as a component of shareholders’ deficit. The excess of the fair value of the Founder Shares was determined to be non-redemption agreement expense in accordance with SAB Topic 5T.

Note 3 — Initial Public Offering

Pursuant to the IPO, the Company sold 27,600,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.

Note 4 — Private Placement Warrants

Simultaneously with the closing of the IPO, Crown PropTech Sponsor and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (collectively, the “Anchor Investor”) purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per warrant ($7,520,000 in the aggregate), each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account.

Note 5 — Related Party Transactions

Founder Shares

On October 13, 2020, the Company issued 5,750,000 Class B ordinary shares to Crown PropTech Sponsor for an aggregate purchase price of $25,000 (the “Founder Shares”). On February 9, 2021, the Company effected a dividend of 0.2 of a Class B ordinary share for each Class B ordinary share, resulting in 6,900,000 Class B ordinary shares being issued and outstanding.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 5 — Related Party Transactions (cont.)

On February 11, 2021, Crown PropTech Sponsor transferred 690,000 Founder Shares to the Anchor Investors for $2,500. In February 2021, Crown PropTech Sponsor transferred an aggregate of 250,000 Founder Shares to four of the Company’s independent directors and two independent advisors. Immediately after transferring shares to the Anchor Investors, directors and advisors, Crown PropTech Sponsor owned 5,960,000 Founder Shares.

On January 17, 2023, CIIG entered into the Assignment Agreement, by and among Crown PropTech Sponsor, CIIG and Richard Chera, whereby the Crown PropTech Sponsor sold, transferred and assigned 5,662,000 Class B ordinary shares of the Company and 250,667 private placement warrants to purchase Class A ordinary shares of the Company to CIIG. Total consideration paid by CIIG for the class B ordinary shares and private placement warrants was $21,717.

Crown PropTech Sponsor, CIIG and the Anchor Investor have agreed, subject to limited exceptions, not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) one year after the completion of a Business Combination or (ii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lockup.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the initial shareholders or an affiliate of the initial shareholders or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not consummated, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants.

On November 30, 2021, the Company entered into a convertible note with Richard Chera, its former Chief Executive Officer and director, pursuant to which Mr. Chera agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Convertible Note”). The Convertible Note was non-interest bearing and due on the earlier of: (i) 12 months from the date thereof or (ii) the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Convertible Note; however, no proceeds from the Trust Account may be used for such repayment if the Company does not consummate the Business Combination. Up to $1,500,000 of the Convertible Note may be converted into warrants at a price of $1.50 per warrant at the option of Mr. Chera (the “Conversion Right”). The warrants would be identical to the Private Placement Warrants.

On May 31, 2023, the Convertible Note was amended and restated (the “A&R Note”) in the aggregate principal amount of up to $1,000,000 to be due on the earlier of: (i) February 11, 2024; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company. Additionally, due to a waiver by Mr. Chera, the A&R Note no longer provides for the Conversion Right.

On March 28, 2025, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 5 — Related Party Transactions (cont.)

CIIG has advanced funds to the Company and paid expenses on behalf of the Company. Some of these fundings have been in the form of related party promissory notes. These borrowing are non-interest bearing.

Borrowing under the A&R Note and the advances from CIIG are reported on the condensed balance sheets as due to related parties. At June 30, 2025 and December 31, 2024, the Company reported $1,458,768 and $1,189,077, respectively, on the balance sheets.

As discussed in Note 2, on June 2, 2025, Lancaster agreed to issue and sell a convertible promissory note to an affiliate of the Company’s Chairman (the “Investor”) in connection with the Proposed Business Combination with a principal amount of $500,000 (the “BCA Note”), as described in the Note Purchase Agreement in the Company’s Form 8-K filed with the SEC on June 3, 2025.

The Company’s CEO and an affiliated entity of the CEO, entered into a letter agreement (the “Letter Agreement”) with the Investor. The Letter Agreement includes a put option buyout by the Company’s CEO and/or an affiliated entity of the CEO in the event if for any reason whatsoever Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by Lancaster.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Financial Advisor Service Agreement

On June 1, 2025, the Company engaged Jett Capital as financial advisor to advise the Company on their proposed Business Combination with Lancaster Exploration Limited, Mkango Polska S.P.Z.O.O., MKA BVI, and Mkango ServiceCo UK Limited.

The Company has agreed to pay Jett Capital as follows:

Work Fee

A work fee of $100,000 upon the execution of the agreement. As of the filing of this Form 10-Q, this work fee has not been paid.

i.       In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are $15.0 million, or less, Jett Capital shall receive a cash transaction fee equal to $2.5 million with $500,000 of the cash transaction fee paid at close of the Business Combination, and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 6 — Commitments & Contingencies (cont.)

ii.      In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are greater than $15.0 million, but less than $25.0 million, Jett Capital shall receive a cash transaction fee equal to $2.5 million with the cash transaction fee paid at close of the Business Combination equal to 50% of every dollar in proceeds (net of offering fees) above $15.0 million paid in cash up to a total of $2.5 million and any remaining balance owed on the $2.5 million cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

iii.     In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to or greater than $25.0 million, but less than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million with $2.5 million of the cash transaction fee paid at close of the Business Combination. and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

iv.      In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to greater than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million at close of the Business Combination.

Offering Fee; Business Combination PIPE

For any offering, or combination of offerings that provide incremental gross proceeds beyond the Trust Account of the Company to Mkango at close of the Business Combination (the “Business Combination PIPE” or the “PIPE”), Jett Capital shall be a Joint-Placement Agent in this PIPE with Cohen & Company Capital Markets (“CCM”), each collecting fifty percent (50.0%) of a cash fee equal to four and a half percent (4.5%) of the gross proceeds raised in the PIPE.

Offering Fee; Equity Offering

Upon the Company closing an equity or equity-linked offering following the close of the Business Combination, Jett Capital shall be a Joint Placement Agent in the equity or equity-linked Offering and receive 50% of a cash fee equal to six percent (6.0%) of the total offering size payable at offering close from immediately available funds.

Offering Fee; Debt Offering

Upon the Company closing a debt offering following the close of the proposed Business Combination, Jett Capital shall be a Joint Placement Agent in the debt offering and receive 50% of a cash fee equal to three percent (3.0%) of the total Offering size payable at offering close from immediately available funds.

Note 7 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue a total of 1,000,000 preference shares at par value of $0.0001 each. As of June 30, 2025 and December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.0001 each. At June 30, 2025 and December 31, 2024, there were no shares issued and outstanding (excluding 491,806 and 513,613 shares subject to possible redemption, respectively).

Class B Ordinary Shares — The Company is authorized to issue a total of 20,000,000 Class B ordinary shares at par value of $0.0001 each. At June 30, 2025 and December 31, 2024, there were 6,900,000 Class B ordinary shares issued or outstanding.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 7 — Shareholders’ Deficit (cont.)

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to the Company’s initial Business Combination.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 — Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the IPO. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Company’s Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 8 — Warrants (cont.)

Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        to each warrant holder; and

•        if, and only if, the reported closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the sponsor or its affiliates, without taking into account any Founder Shares held by the sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recurring Fair Value Measurements

The Company’s permitted investments consist of U.S. Money Market funds. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. At June 30, 2025 and December 31, 2024, there was insufficient trading activity for the Public Warrants to be classified as Level 1 and was classified as Level 2.

The Company’s management has determined the Private Warrants are economically equivalent to the Public Warrants. As such, the valuation of the Private Warrants is based on the valuation of the Public Warrants. The fair value of the Private Warrant liability is classified within Level 2 of the fair value hierarchy due to the Company using quoted prices for similar instruments in active markets.

The following table presents fair value information of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

June 30, 2025	Level 1	Level 2	Level 3
Description
Assets:
Investments held in Trust Account	$5,674,134	$—	$—

Liabilities:
Public Warrants	$—	$23,000	$—
Private Warrants	—	12,533	—
Fair Value of warrants	$—	$35,533	$—
December 31, 2024	Level 1	Level 2	Level 3
Description
Assets:
Investments held in Trust Account	$5,804,083	$—	$—

Liabilities:
Public Warrants	$—	$9	$—
Private Warrants	—	5	—
Fair Value of warrants	$—	$14	$—

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
June 30, 2025

Note 10 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the condensed statements of operations as net income or loss. The measure of segment assets is reported on the condensed balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	June 30, 2025	December 31, 2024
Cash	$425	$425
Investments held in Trust Account	$5,674,134	$5,804,083
Total assets	$5,678,697	$5,806,102
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2025	2024	2025	2024
Operating costs	$(1,005,463)	$(45,706)	$(1,778,256)	$(428,256)
Trust dividend income	$59,442	$281,231	$120,108	$706,216
Net income (loss)	$(1,204,678)	$235,525	$(1,916,805)	$(98,021)

The CODM reviews Trust dividend income to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

Operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Combination Period. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating costs, are the significant segment expenses provided to the CODM on a regular basis.

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than discussed in the Notes and below, that would have required adjustment or disclosure in the financial statements.

Proposed Business Combination

As discussed in Note 1, on July 2, 2025, (i) the Company (“SPAC”), (ii) Mkango (Cayman) Limited, (iii) Lancaster Exploration Limited, (iv) Mkango Polska s.p. Z.o.o., (v) Mkango ServiceCo UK Limited, and (vi) MKA Exploration Ltd., entered into a business combination agreement.

CROWN PROPTECH ACQUISITIONS
CONDENSED BALANCE SHEETS

	September 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current assets:
Cash	$425	$425
Prepaid expenses	82,280	1,594
Total current assets	82,705	2,019

Investments held in Trust Account	5,732,823	5,804,083
Total assets	$5,815,528	$5,806,102

Liabilities, Class A ordinary shares subject to possible redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$3,432,103	$1,790,528
Due to related parties	1,567,897	1,189,077
Total current liabilities	5,000,000	2,979,605

Warrant liabilities	—	14
Total liabilities	5,000,000	2,979,619

Commitments
Class A ordinary shares subject to possible redemption, 491,806 and 513,613 shares at a redemption value of $11.66 and $11.30 as of September 30, 2025 and December 31, 2024, respectively	5,732,823	5,804,083

Shareholders’ deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no shares issued or outstanding, excluding 491,806 and 513,613 shares subject to possible redemption as of September 30, 2025 and December 31, 2024, respectively	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding	690	690
Additional paid-in capital	12,406,701	12,063,607
Accumulated deficit	(17,324,686)	(15,041,897)
Total shareholders’ deficit	(4,917,295)	(2,977,600)
Total liabilities, class A ordinary shares subject to possible redemption, and shareholders’ deficit	$5,815,528	$5,806,102

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
Operating costs	$281,409	$260,603	$2,059,665	$688,859
Loss from operations	(281,409)	(260,603)	(2,059,665)	(688,859)
Other income (expense):
Trust dividend income	58,689	174,717	178,797	880,933
Non-redemption agreement expense	—	(75,341)	(223,138)	(451,322)
Change in fair value of warrant liabilities	35,533	—	14	—
Settlement of payables	—	—	—	—
Total other income (expense), net	94,222	99,376	(44,327)	429,611
Net loss	$(187,187)	$(161,227)	$(2,103,992)	$(259,248)
Weighted average redeemable shares outstanding	491,806	1,224,799	502,031	2,047,258
Basic and diluted net loss per redeemable share	$(0.03)	$(0.02)	$(0.28)	$(0.03)
Weighted average non-redeemable shares outstanding	6,900,000	6,900,000	6,900,000	6,900,000
Basic and diluted net loss per non-redeemable ordinary share	$(0.03)	$(0.02)	$(0.28)	$(0.03)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	Ordinary Shares Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2024	6,900,000	$690	$12,063,607	$(15,041,897)	$(2,977,600)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(60,666)	(60,666)
Net loss	—	—	—	(712,127)	(712,127)
Balance as of March 31, 2025	6,900,000	690	12,063,607	(15,814,690)	(3,750,393)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(59,442)	(59,442)
Capital contribution from Sponsor	—	—	223,138	—	223,138
Net loss	—	—	—	(1,204,678)	(1,204,678)
Balance as of June 30, 2025	6,900,000	$690	$12,286,745	$(17,078,810)	$(4,791,375)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(58,689)	(58,689)
Capital contribution from Sponsor	—	—	119,956	—	119,956
Net loss	—	—	—	(187,187)	(187,187)
Balance as of September 30, 2025	6,900,000	$690	$12,406,701	$(17,324,686)	$(4,917,295)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

	Ordinary Shares Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of December 31, 2023	6,900,000	$690	$11,612,285	$(13,890,094)	$(2,277,119)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(424,985)	(424,985)
Capital contribution from Sponsor	—	—	375,981	—	375,981
Net loss	—	—	—	(333,546)	(333,546)
Balance as of March 31, 2024	6,900,000	690	11,988,266	(14,648,625)	(2,659,669)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(281,231)	(281,231)
Net income	—	—	—	235,525	235,525
Balance as of June 30, 2024	6,900,000	690	11,988,266	(14,694,331)	(2,705,375)
Remeasurement of ordinary shares subject to redemption value	—	—	—	(174,717)	(174,717)
Capital contribution from Sponsor	—	—	75,341	—	75,341
Net loss	—	—	—	(161,227)	(161,227)
Balance as of September 30, 2024	6,900,000	$690	$12,063,607	$(15,030,275)	$(2,965,978)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(2,103,992)	$(259,248)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	(14)	—
Non-redemption agreement expense	223,138	451,322
Trust dividend income	(178,797)	(880,933)
Changes in current assets and current liabilities:
Prepaid expenses	(80,686)	(1,578)
Accounts payable and accrued expenses	1,641,575	426,954
Net cash used in operating activities	(498,776)	(263,483)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	250,057	40,209,102
Net cash provided by investing activities	250,057	40,209,102

Cash Flows from Financing Activities:
Proceeds from promissory note to related party	378,820	263,256
Capital contribution from the Sponsor	119,956	—
Redemption of Class A ordinary share subject to possible redemption	(250,057)	(40,209,102)
Net cash provided by (used in) financing activities	248,719	(39,945,846)

Net Change in Cash	—	(227)
Cash – Beginning of period	425	652
Cash – Ending of period	$425	$425

Supplemental Disclosure of Non-cash Financing Activities:
Remeasurement of Class A ordinary shares subject to possible redemption	$178,797	$880,933

The accompanying notes are an integral part of these unaudited condensed financial statements.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 1 — Organization and Business Operations

Organization and General

Crown PropTech Acquisitions (the “Company” or “Crown”) was incorporated in the Cayman Islands on September 24, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar Business Combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2025, the Company had not yet commenced any operations. All activity through September 30, 2025, relates to the Company’s formation and the Initial Public Offering (“IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsors are Crown PropTech Sponsor, LLC (“Crown PropTech Sponsor”), a Delaware limited liability company and CIIG Management III LLC (“CIIG”), a Delaware limited liability company, (each, a “Sponsor” and together, the “Sponsors”).

Change in Management

On February 15, 2024, Gavin Cuneo notified the Company of his decision to resign as the co-chief executive officer of the Company, effective immediately.

Michael Minnick, the Company’s Chief Executive Officer, assumed the role of principal financial and accounting officer of the Company effective upon Mr. Cuneo’s resignation. Mr. Minnick has served as the Company’s Co-Chief Executive Officer since January 2023.

Notice of Delisting

On February 12, 2024, the New York Stock Exchange (the “NYSE”) determined that the Company was not in compliance with Section 802.01B and 102.06e of the NYSE Listed Company Manual (the “LCM”) because the Company failed to consummate a Business Combination within the shorter of (i) the time period specified by its constitutive documents or by contract or (ii) three years. As such, the NYSE had determined to commence proceedings to delist from the NYSE the Company’s Class A ordinary shares and Units.

Trading of the Company’s securities was suspended on February 12, 2024. The NYSE applied to the SEC to delist the Company’s securities upon completion of all applicable procedures. The Company did not appeal the staff’s determination and, accordingly, the Company’s securities were delisted from the NYSE.

Trust Account

Following the closing of the IPO on February 11, 2021, an amount of $276,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”) which is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, the proceeds from the IPO and the sale of the private placement units will not be released from the Trust Account until the earliest of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 1 — Organization and Business Operations (cont.)

properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

As discussed below, the Company’s shareholders have agreed to extend the date by which the Company must consummate an initial Business Combination from May 11, 2025 to March 11, 2026.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below) (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any).

The Class A ordinary shares subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company has until March 11, 2026 to consummate a Business Combination (the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.

The Company’s Sponsors, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 1 — Organization and Business Operations (cont.)

In the event of a liquidation of the Trust Account upon the failure of the Company to consummate its initial Business Combination by March 11, 2026, Crown PropTech Sponsor (but not CIIG) has agreed that it will indemnify the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, if any, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked Crown PropTech Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether Crown PropTech Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Crown PropTech Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that Crown PropTech Sponsor would be able to satisfy those obligations.

Business Combination Agreement

On July 2, 2025, the Company (“SPAC”), (ii) Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Lancaster (as defined below) (“Merger Sub”), (iii) Lancaster Exploration Limited, a company organized under the laws of the British Virgin Islands (“Lancaster”, and from and after the Closing, “PubCo”), and a direct, wholly owned subsidiary of Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (the “Selling Shareholder”), (iv) Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned subsidiary of Selling Shareholder (“MKA Poland”), (v) Mkango ServiceCo UK Limited, a company organized under the laws of England and a direct, wholly owned subsidiary of Selling Shareholder (“Mkango ServiceCo”), and (vi) MKA Exploration Ltd., a company organized under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Selling Shareholder (“MKA BVI”, and together with Lancaster, MKA Poland and Mkango ServiceCo, the “Companies”) entered into a business combination agreement (the “Business Combination Agreement”). Capitalized terms used herein but not defined shall have the meanings as set forth in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, Merger Sub will be merged with and into SPAC, with SPAC being the surviving entity of the Merger and becoming a wholly-owned subsidiary of PubCo. Concurrently therewith, PubCo will become a publicly traded company, expected to operate under the name “Mkango Rare Earths Limited,” and its ordinary shares are expected to trade on Nasdaq.

The proposed Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are expected to be consummated after the required approval by the shareholders of SPAC and the satisfaction of certain other conditions as described in the Business Combination Agreement in the Company’s Form 8-K filed with the SEC on July 3, 2025.

Shareholder Meetings

February 9, 2024

On February 9, 2024, the Company’s shareholders approved an amendment to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from February 11, 2024 to August 11, 2024 (the “February 2024 Extension Proposal”).

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 1 — Organization and Business Operations (cont.)

Associated with the February 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into the February 2024 Non-Redemption Agreements with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “February 2024 Non-Redeemed Shares”) in connection with the February 9, 2024 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such February 2024 Non-Redeemed Shares through the February 9, 2024 Extraordinary General Meeting.

The February 9, 2024 Non-Redemption Agreements provide for the assignment of up to 464,414 Class B ordinary shares, par value $0.0001 per share, held by CIIG to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the February 9, 2024 Extraordinary General Meeting.

In connection with the vote to approve the February 9, 2024 Extension Proposal, shareholders holding an aggregate of 2,195,847 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, $23,724,846 (approximately $10.80 per share) was withdrawn from the Trust Account to redeem such shares. Following the redemptions, there were 2,000,638 Class A ordinary shares issued and outstanding.

August 9, 2024

On August 9, 2024, the Company’s shareholders approved an amendment to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from August 11, 2024 to May 11, 2025 (the “August 2024 Extension Proposal”).

In connection with the vote to approve the August 2024 Extension Proposal, shareholders holding an aggregate of 1,487,025 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result, $16,484,256 (approximately $11.09 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 513,613 Class A ordinary shares issued and outstanding.

Associated with the August 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into non-redemption agreements (the “August 2024 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “August 2024 Non-Redeemed Shares”) in connection with the August 9, 2024 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such August 2024 Non-Redeemed Shares through the August 9, 2024 Extraordinary General Meeting.

The August 2024 Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the August 9, 2024 Extraordinary General Meeting.

May 9, 2025

On May 9, 2025, the Company’s shareholders approved an amendment to amend and restate the Company’s Fourth Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination from May 11, 2025 to March 11, 2026 (the “May 2025 Extension Proposal”).

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 1 — Organization and Business Operations (cont.)

In connection with the vote to approve the May 2025 Extension Proposal, shareholders holding an aggregate of 21,807 shares of the Company’s Class A ordinary shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account (as defined below). As a result approximately, $0.25 million (approximately $11.47 per share) was withdrawn from the Trust Account (described below) to redeem such shares. Following the redemptions, there were 491,806 Class A ordinary shares issued and outstanding.

Associated with the May 9, 2025 Extraordinary General Meeting, the Company and CIIG entered into non-redemption agreements (the “May 2025 Non-Redemption Agreements”) with certain investors pursuant to which, if such investors do not redeem (or validly rescind any redemption requests on) their Class A ordinary shares of the Company (the “May 2025 Non-Redeemed Shares”) in connection with the May 9, 2025 Extraordinary General Meeting, CIIG will agree to transfer to such investors Class B ordinary shares held by CIIG immediately following the consummation of an initial Business Combination if they continue to hold such May 2025 Non-Redeemed Shares through the May 9, 2025 Extraordinary General Meeting.

The May 2025 Non-Redemption Agreements provided for the assignment of up 115,287 Class B ordinary shares, par value $0.0001 per share, held by CIIG to the investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the May 9, 2025 Extraordinary General Meeting.

Liquidity, Capital Resources and Going Concern

As of September 30, 2025, the Company had cash outside the Trust Account of $425 available for working capital needs and working capital deficit of $4,917,295. All remaining cash held in the Trust Account is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem Class A ordinary shares. As of September 30, 2025, none of the amount in the Trust Account was available to be withdrawn as described above.

Through September 30, 2025, the Company’s liquidity needs were satisfied through receipt of $25,000 from the sale of the Founder Shares, the remaining net proceeds from the IPO, the sale of Private Placement Warrants, the Promissory Note (as defined below), the Working Capital Loan (as defined below) and capital contributions from the Sponsors of $793,374.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements are issued. Although no formal agreement exists, the Sponsors are committed to extend loans as needed (see Note 5).

Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not limited to, curtailing operations, suspending the pursuit of a potential merger target, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to in on commercially acceptable terms, if at all, or that its plans to consummate an initial Business Combination will be successful.

In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the above liquidity issues and the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until March 11, 2026, or by the end of any extension to the Combination Period, to consummate a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year from the date that the financial statements are issued. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after March 11, 2026.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 1 — Organization and Business Operations (cont.)

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the escalation of conflict in the Middle East and Southwest Asia. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in Southwest Asia, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of conflict in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Any of the above-mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of conflict in the Middle East and Southwest Asia and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Recent changes in international trade policies, tariffs and macroeconomic conditions have created and are expected to create global economic consequences. The specific impact on the Company’s financial condition, results of operations, cash flows and completion of a Business Combination is not determinable as of the date of these financial statements.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). ASC 740, “Income Taxes”, requires the effects of changes in tax laws to be recognized in the period in which the legislation is enacted. The Company is currently evaluating the impact of the new law. However, none of the tax provisions are expected to have a significant impact on the Company’s financial statements.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected through December 31, 2025.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Form 10-K filed by the Company with the SEC on December 2, 2025.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 2 — Significant Accounting Policies (cont.)

Segment Reporting

The Company complies with ASC Topic 280, “Segment Reporting,” which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASC Topic 280 on January 1, 2025. The amendments will be applied retrospectively to all prior periods presented in the financial statements (see Note 10).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $425 of cash and no cash equivalents as of September 30, 2025 and December 31, 2024.

Investments Held in Trust Account

As of September 30, 2025 and December 31, 2024, the Trust Account had $5,732,823 and $5,804,083, respectively, held in marketable securities. Such securities are presented on the balance sheets at fair value at the end of the reporting period. Dividends earned on these securities are included in trust dividend income in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. During the three and nine months ended September 30, 2025, the Company withdrew $0 and $250,057, respectively, of principal and dividend income from the Trust Account in

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 2 — Significant Accounting Policies (cont.)

connection with redemptions. During the three and nine months ended September 30, 2024, the Company withdrew $16,484,256 and $40,209,102, respectively, of principal and interest income from the Trust Account in connection with redemptions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At September 30, 2025 and December 31,2024, the Company has not experienced losses on this account.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of September 30, 2025 and December 31, 2024, 491,806 and 513,613, respectively, shares of Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

As of September 30, 2025 and December 31, 2024, the ordinary shares subject to possible redemption reflected on the balance sheets are reconciled in the following table:

	Shares	Amount
Ordinary shares subject to possible redemption, December 31, 2023	4,196,485	$45,065,840
Less:
Redemption	(3,682,872)	(40,209,102)
Plus:
Remeasurement of carrying value to redemption value	—	947,345
Ordinary shares subject to possible redemption, December 31, 2024	513,613	5,804,083
Plus:
Remeasurement of carrying value to redemption value	—	60,666
Ordinary shares subject to possible redemption, March 31, 2025	513,613	5,864,749
Less:
Redemption	(21,807)	(250,057)
Plus:
Remeasurement of carrying value to redemption value	—	59,442
Ordinary shares subject to possible redemption, June 30, 2025	491,806	5,674,134
Plus:
Remeasurement of carrying value to redemption value	—	58,689
Ordinary shares subject to possible redemption, September 30, 2025	491,806	$5,732,823

Net Loss per Ordinary Shares

The Company has two classes of shares, which are referred to as redeemable Class A ordinary shares and non-redeemable Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. Private and public warrants to purchase 14,213,333 Class A ordinary shares at $11.50 per share were issued on

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 2 — Significant Accounting Policies (cont.)

February 11, 2021. No warrants were exercised during the three and nine months ended September 30, 2025 or 2024. The calculation of diluted loss per ordinary share does not consider the effect of the warrants issued in connection with the (i) IPO, (ii) exercise of over-allotment, and (iii) Private Placement since the exercise of the warrants are contingent upon the occurrence of future events. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2025		2024		2025		2024
	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B	Redeemable Class A	Non- redeemable Class B
Basic and diluted net loss per share
Numerator:
Allocation of net loss	$(12,454)	$(174,733)	$(24,305)	$(136,922)	$(142,700)	$(1,961,292)	$(59,320)	$(199,928)
Denominator
Weighted-average shares outstanding	491,806	6,900,000	1,224,799	6,900,000	502,031	6,900,000	2,047,258	6,900,000
Basic and diluted net loss per share	$(0.03)	$(0.03)	$(0.02)	$(0.02)	$(0.28)	$(0.28)	$(0.03)	$(0.03)

Share Based Compensation

The Company complies with ASC 718 Compensation — Stock Compensation regarding Founder Shares acquired by directors and independent advisors of the Company at prices below fair value. The acquired shares vested upon granting of the shares. The Founder Shares owned by the director (1) may not be sold or transferred, until one year after the consummation of a Business Combination, (2) are not entitled to redemption from the funds held in the Trust Account, or any liquidating distributions. If the Company does not consummate a Business Combination during the Combination Period, the Company will liquidate and the shares will become worthless.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants and working capital loan options, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 14,213,333 ordinary share warrants issued in connection with its IPO (9,200,000) and Private Placement (5,013,333) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 2 — Significant Accounting Policies (cont.)

Working Capital Loans Option

On November 30, 2021, Richard Chera, the Company’s former Chief Executive Officer and director agreed to loan the Company up to $1,500,000 to be used for a portion of the expenses of the Company (“Working Capital Loan”). At December 31, 2022, at the option of Richard Chera, the outstanding principal of $666,000 may be converted into that number of warrants equal to the outstanding principal of the note divided by $1.50 (444,000 warrants). The option (“Working Capital Loan Option”) to convert the Working Capital Loan into warrants qualified as an embedded derivative under ASC 815 and was required to be reported at fair value. On May 31, 2023, Richard Chera agreed to waive the right to convert the amounts due under the Working Capital Loan into warrants. At September 30, 2025 and December 31, 2024, the Working Capital Loan Option no longer existed. In accordance with ASC Topic 470, “Liabilities” the Company has determined the waiver of the right to convert is a debt modification. Given the warrants had no significant value at the time of the debt modification, there is no effect on the Company’s financial statements for the debt modification.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2025 and December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Recent Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Non-Redemption Agreements

In February 2024, the Company and CIIG entered into Non-Redemption Agreements with Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 464,414 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 1,857,655 Class A ordinary shares at the February 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 464,414 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The aggregate fair value of the 464,414 Class B ordinary shares attributable to the Non-Redeeming Investors amounted to $375,981 or $0.81 per share.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 2 — Significant Accounting Policies (cont.)

Beginning on August 8, 2024, and continuing until the August 9, 2024 Extraordinary General Meeting, the Company and CIIG entered into Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the August 9, 2024 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The Company estimated the aggregate fair value of the 115,287 Class B ordinary shares attributable to the Non-Redeeming Investors to be $75,341 or $0.65 per share.

Beginning on May 6, 2025, and continuing until the May 9, 2025 Extraordinary General Meeting, the Company and CIIG entered into Non-Redemption Agreements with the Non-Redeeming Investors. The Non-Redemption Agreements provide for the assignment of economic interest of an aggregate of 115,287 Class B ordinary shares held by CIIG to the Non-Redeeming Investors in exchange for such Non-Redeeming Investors agreeing to hold and not redeem an aggregate of 461,146 Class A ordinary shares at the May 9, 2025 Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG has agreed to transfer to such Non-Redeeming Investors an aggregate of 115,287 Class A ordinary shares upon conversion of the Class B ordinary shares in connection with the consummation of an initial Business Combination. The Company estimated the aggregate fair value of the 115,287 Class B ordinary shares attributable to the Non-Redeeming Investors to be $223,138 or $1.94 per share.

Each Non-Redeeming Investor acquired from the Sponsors an indirect economic interest in the Founder Shares. The value of the Non-Redemption Agreements is reported as a component of shareholders’ deficit. The excess of the fair value of the Founder Shares was determined to be non-redemption agreement expense in accordance with SAB Topic 5T.

Note 3 — Initial Public Offering

Pursuant to the IPO, the Company sold 27,600,000 Units, at a price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share.

Note 4 — Private Placement Warrants

Simultaneously with the closing of the IPO, Crown PropTech Sponsor and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (collectively, the “Anchor Investor”) purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per warrant ($7,520,000 in the aggregate), each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account.

Note 5 — Related Party Transactions

Founder Shares

On October 13, 2020, the Company issued 5,750,000 Class B ordinary shares to Crown PropTech Sponsor for an aggregate purchase price of $25,000 (the “Founder Shares”). On February 9, 2021, the Company effected a dividend of 0.2 of a Class B ordinary share for each Class B ordinary share, resulting in 6,900,000 Class B ordinary shares being issued and outstanding.

On February 11, 2021, Crown PropTech Sponsor transferred 690,000 Founder Shares to the Anchor Investors for $2,500. In February 2021, Crown PropTech Sponsor transferred an aggregate of 250,000 Founder Shares to four of the Company’s independent directors and two independent advisors. Immediately after transferring shares to the Anchor Investors, directors and advisors, Crown PropTech Sponsor owned 5,960,000 Founder Shares.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 5 — Related Party Transactions (cont.)

On January 17, 2023, CIIG entered into the Assignment Agreement, by and among Crown PropTech Sponsor, CIIG and Richard Chera, whereby the Crown PropTech Sponsor sold, transferred and assigned 5,662,000 Class B ordinary shares of the Company and 250,667 private placement warrants to purchase Class A ordinary shares of the Company to CIIG. Total consideration paid by CIIG for the class B ordinary shares and private placement warrants was $21,717.

Crown PropTech Sponsor, CIIG and the Anchor Investor have agreed, subject to limited exceptions, not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) one year after the completion of a Business Combination or (ii) the date following the completion of a Business Combination on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, the Founder Shares will be released from the lockup.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the initial shareholders or an affiliate of the initial shareholders or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not consummated, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants.

On November 30, 2021, the Company entered into a convertible note with Richard Chera, its former Chief Executive Officer and director, pursuant to which Mr. Chera agreed to loan the Company up to an aggregate principal amount of $1,500,000 (the “Convertible Note”). The Convertible Note was non-interest bearing and due on the earlier of: (i) 12 months from the date thereof or (ii) the date on which the Company consummates a Business Combination. If the Company does not consummate a Business Combination, the Company may use a portion of any funds held outside the Trust Account to repay the Convertible Note; however, no proceeds from the Trust Account may be used for such repayment if the Company does not consummate the Business Combination. Up to $1,500,000 of the Convertible Note may be converted into warrants at a price of $1.50 per warrant at the option of Mr. Chera (the “Conversion Right”). The warrants would be identical to the Private Placement Warrants.

On May 31, 2023, the Convertible Note was amended and restated (the “A&R Note”) in the aggregate principal amount of up to $1,000,000 to be due on the earlier of: (i) February 11, 2024; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company. Additionally, due to a waiver by Mr. Chera, the A&R Note no longer provides for the Conversion Right.

On March 28, 2025, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) February 11, 2026; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company.

As of September 30, 2025, CIIG has advanced funds to and paid expenses on behalf of the Company in the amount of $539,934. Of these funds, $419,978 is reported as due to related parties on the balance sheet. These borrowings are non-interest bearing. The remaining $119,956 is reported on the statements of changes in shareholders’ deficit as a capital contribution from Sponsor.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 5 — Related Party Transactions (cont.)

Borrowing under the A&R Note and the advances from CIIG are reported on the balance sheets as due to related parties. At September 30, 2025 and December 31, 2024, the Company reported $1,567,897 and $1,189,077, respectively, on the balance sheets.

On June 2, 2025, Lancaster agreed to issue and sell a convertible promissory note to an affiliate of the Company’s Chairman (the “Investor”) in connection with the Proposed Business Combination with a principal amount of $500,000 (the “BCA Note”), as described in the Note Purchase Agreement in the Company’s Form 8-K filed with the SEC on June 3, 2025.

The Company’s CEO and an affiliated entity of the CEO, entered into a letter agreement (the “Letter Agreement”) with the Investor. The Letter Agreement includes a put option buyout by the Company’s CEO and/or an affiliated entity of the CEO in the event if for any reason whatsoever Investor is entitled to the repayment of the BCA Note (including, without limitation unpaid and accrued interest and other charges owing pursuant to the terms of the BCA Note), and such payment was not timely made by Lancaster.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO requiring the Company to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Financial Advisor Service Agreement

On June 1, 2025, the Company engaged Jett Capital as financial advisor to advise the Company on their proposed Business Combination with Lancaster Exploration Limited, Mkango Polska S.P.Z.O.O., MKA BVI, and Mkango ServiceCo UK Limited.

The Company has agreed to pay Jett Capital as follows:

Work Fee

A work fee of $100,000 upon the execution of the agreement. As of the filing of this Form 10-Q, this work fee has not been paid.

i.       In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are $15.0 million, or less, Jett Capital shall receive a cash transaction fee equal to $2.5 million with $500,000 of the cash transaction fee paid at close of the Business Combination, and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

ii.      In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are greater than $15.0 million, but less than $25.0 million, Jett Capital shall receive a cash transaction fee equal to $2.5 million with the cash transaction fee paid at close of the Business Combination equal to 50% of every dollar in proceeds (net of offering fees)

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 6 — Commitments & Contingencies (cont.)

above $15.0 million paid in cash up to a total of $2.5 million and any remaining balance owed on the $2.5 million cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

iii.     In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to or greater than $25.0 million, but less than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million with $2.5 million of the cash transaction fee paid at close of the Business Combination. and $2.0 million of the cash transaction fee deferred and payable upon close of the first offering completed by Mkango following the Business Combination.

iv.      In the event that the proceeds (net of offering fees paid to advisors in the offering(s)) raised in connection with the Business Combination are equal to greater than $35.0 million, Jett Capital shall receive a cash transaction fee equal to $4.5 million at close of the Business Combination.

Offering Fee; Business Combination PIPE

For any offering, or combination of offerings that provide incremental gross proceeds beyond the Trust Account of the Company to Mkango at close of the Business Combination (the “Business Combination PIPE” or the “PIPE”), Jett Capital shall be a Joint-Placement Agent in this PIPE with Cohen & Company Capital Markets (“CCM”), each collecting fifty percent (50.0%) of a cash fee equal to four and a half percent (4.5%) of the gross proceeds raised in the PIPE.

Offering Fee; Equity Offering

Upon the Company closing an equity or equity-linked offering following the close of the Business Combination, Jett Capital shall be a Joint Placement Agent in the equity or equity-linked Offering and receive 50% of a cash fee equal to six percent (6.0%) of the total offering size payable at offering close from immediately available funds.

Offering Fee; Debt Offering

Upon the Company closing a debt offering following the close of the proposed Business Combination, Jett Capital shall be a Joint Placement Agent in the debt offering and receive 50% of a cash fee equal to three percent (3.0%) of the total Offering size payable at offering close from immediately available funds.

Note 7 — Shareholders’ Deficit

Preference Shares — The Company is authorized to issue a total of 1,000,000 preference shares at par value of $0.0001 each. As of September 30, 2025 and December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.0001 each. At September 30, 2025 and December 31, 2024, there were no shares issued and outstanding (excluding 491,806 and 513,613 shares subject to possible redemption, respectively).

Class B Ordinary Shares — The Company is authorized to issue a total of 20,000,000 Class B ordinary shares at par value of $0.0001 each. At September 30, 2025 and December 31, 2024, there were 6,900,000 Class B ordinary shares issued or outstanding.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law; provided that only holders of Class B ordinary shares have the right to vote on the appointment of directors prior to the Company’s initial Business Combination.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 7 — Shareholders’ Deficit (cont.)

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the completion of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 — Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the IPO. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of the Company’s Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the Public Warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption;

•        to each warrant holder; and

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 8 — Warrants (cont.)

•        if, and only if, the reported closing price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the sponsor or its affiliates, without taking into account any Founder Shares held by the sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination, and (z) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that (x) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (y) the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees and (z) the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will be entitled to registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 9 — Fair Value Measurements (cont.)

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recurring Fair Value Measurements

The Company’s permitted investments consist of U.S. Money Market funds. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The Company’s warrant liability for the Public Warrants is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. At September 30, 2025 and December 31, 2024, there was insufficient trading activity for the Public Warrants to be classified as Level 1 and was classified as Level 2.

The Company’s management has determined the Private Warrants are economically equivalent to the Public Warrants. As such, the valuation of the Private Warrants is based on the valuation of the Public Warrants. The fair value of the Private Warrant liability is classified within Level 2 of the fair value hierarchy due to the Company using quoted prices for similar instruments in active markets.

The following table presents fair value information of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

September 30, 2025	Level 1	Level 2	Level 3
Description
Assets:
Investments held in Trust Account	$5,732,823	$—	$—

Liabilities:
Public Warrants	$—	$—	$—
Private Warrants	—	—	—
Fair Value of warrants	$—	$—	$—
December 31, 2024	Level 1	Level 2	Level 3
Description
Assets:
Investments held in Trust Account	$5,804,083	$—	$—

Liabilities:
Public Warrants	$—	$9	$—
Private Warrants	—	5	—
Fair Value of warrants	$—	$14	$—

Note 10 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Executive Officer who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

CROWN PROPTECH ACQUISITIONS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
September 30, 2025

Note 10 — Segment Information (cont.)

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the condensed statements of operations as net income or loss. The measure of segment assets is reported on the condensed balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	September 30, 2025	December 31, 2024
Cash	$425	$425
Investments held in Trust Account	$5,732,823	$5,804,083
Total assets	$5,815,528	$5,806,102
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
Operating costs	$(281,409)	$(260,603)	$(2,059,665)	$(688,859)
Trust dividend income	$58,689	$174,717	$178,797	$880,933
Net loss	$(187,187)	$(161,227)	$(2,103,992)	$(259,248)

The CODM reviews Trust dividend income to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

Operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Business Combination or similar transaction within the Combination Period. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Operating costs, are the significant segment expenses provided to the CODM on a regular basis.

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than discussed in the Notes and below, that would have required adjustment or disclosure in the financial statements.

Revised A&R Note

On February 10, 2026, the A&R Note in the aggregate principal amount of up to $1,000,000 was amended to be due on the earlier of: (i) December 31, 2026; (ii) the date on which the Company consummates a Business Combination; or (iii) the effective date of a liquidation of the Company.

In connection with the extension of the A&R Note, the Sponsor agreed to transfer 2,500 Class B Ordinary Shares per month for every month that lapses from February 2026 until the consummation of the Business Combination to an unaffiliated third party if the Business Combination closes in consideration for Mr. Chera’s extension of his amended and restated promissory note.

Amendment No. 1 to Business Combination Agreement

On February 13, 2026, SPAC and MKAR entered into Amendment No. 1 to the Business Combination Agreement. Amendment No. 1, among other things, amends the pre-closing internal corporate reorganization to establish the ownership structure so that MKAR will own the assets and operations associated with the rare earth project at Songwe Hill in Malawi and the proposed separation plant to be constructed in Pulawy, Poland and extends the Outside Date from March 11, 2026 to September 30, 2026, with an automatic extension to December 31, 2026 if the SEC has not declared the Proxy/Registration Statement effective by August 14, 2026.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Lancaster Exploration Limited

Opinion on the consolidated financial statements

We have audited the accompanying Consolidated Balance Sheets of Lancaster Exploration Limited and its subsidiary undertakings (the “Group”) as of December 31, 2024 and 2023, and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Stockholders’ Equity and Consolidated Statements of Cash Flows for each of the two years in the period ended December 31 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 2024 and 2023 in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2025.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP
PCAOB Registration Number 2814
London, England
23 January 2026

LANCASTER EXPLORATION LTD
Consolidated Statements of Financial Position
Expressed in US dollars

	Notes	As at 31 December 2024	As at 31 December 2023
ASSETS
Current
Cash and cash equivalents		163,065	206,961
Other receivables		52,759	831
Prepaid expenses and accrued income		4,898	5,032
Total current assets		220,722	212,824

Non-current
Intangible assets	7	745,350	687,725
Property, plant and equipment	8	2,993	13,512
Government remittances receivable	6
Total non-current assets		748,343	701,237
TOTAL ASSETS		969,065	914,061

LIABILITIES
Current
Accounts payable and accrued liabilities	9	191,943	260,625
Loans from related parties		22,168,065	21,819,485
Total current liabilities		22,360,008	22,080,110
TOTAL LIABILITIES		22,360,008	22,080,110

SHAREHOLDERS’ EQUITY
Share capital		15,932,577	15,932,577
Deficit		(37,323,520)	(37,098,626)
TOTAL EQUITY		(21,390,943)	(21,166,049)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		969,065	914,061

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Consolidated Statements of Comprehensive Loss
Expressed in US dollars

	Notes	For the year ended:
		31 December 2024	31 December 2023
Expenses
General and administrative	5	(147,352)	(743,491)
Mineral project expenditures		(85,319)	(341,971)
Total Expenses		(232,671)	(1,085,462)

Other items
Interest income		(14)	15
Foreign exchange gain/(loss)		(162,952)	(2,781,140)
Loss before tax		(395,610)	(3,866,587)
Income tax		—	—
Loss after tax		(395,610)	(3,866,587)

Loss attributable to
Common shareholders		(395,610)	(3,866,587)
Attributable loss		(395,610)	(3,866,587)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to net loss:
Exchange difference on translating foreign operations		170,716	2,801,257
Total comprehensive loss		(224,894)	(1,065,330)

Total comprehensive loss attributable to
Common shareholders		(224,894)	(1,065,330)
Attributable comprehensive loss		(224,894)	(1,065,330)

Loss per share – basic and diluted	12	(0.005)	(0.048)

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Consolidated Statements of Cash Flows
Expressed in US dollars

	Notes	For the year ended:
		31 December 2024	31 December 2023
Cash flow used by operating activities
Loss for the year		(395,610)	(3,866,587)
Adjustments for:
Depreciation	8	10,519	13,037
Foreign exchange		162,952	2,781,140
Change in non-cash operating capital
Government remittances receivable and prepaid expenses		(51,794)	135,994
Accounts payable and accrued liabilities		(76,782)	(84,410)
Cash flow used by operating activities		(350,715)	(1,020,826)

Cash flow used by investing activities
Acquisition of intangible assets		(49,525)	(342,052)
Cash flow used by investing activities		(49,525)	(342,052)

Cash flow generated by financing activities
Proceeds from loans		348,581	1,450,964
Cash flow generated by financing activities		348,581	1,450,964

Change in cash		(51,659)	88,086
Effect of exchange rate changes on cash		7,763	20,118
Cash at the beginning of the year		206,961	98,757
Cash at the end of the year		163,065	206,961

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Consolidated Statement of Changes in Equity
Expressed in US dollars

	Share Capital	Retained Deficit	Total
Balance at 31 December 2022	15,932,577	(36,033,296)	(20,100,719)

Loss for the year	—	(3,866,587)	(3,866,587)
Other comprehensive income:
Foreign exchange differences	—	2,801,257	2,801,257
Total comprehensive loss	—	(1,065,330)	(1,065,330)
Balance at 31 December 2023	15,932,577	(37,098,626)	(21,166,049)

Loss for the year	—	(395,610)	(395,610)
Other comprehensive income
Foreign exchange differences	—	170,716	170,716
Total comprehensive loss	—	(224,894)	(224,894)
Balance at 31 December 2024	15,932,577	(37,323,520)	(21,390,943)

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

1.      GENERAL INFORMATION

On 3 August 2007, Lancaster Exploration Limited BVI (“Lancaster BVI”) was incorporated by Memorandum and Articles of Association issued pursuant to the provisions of the British Virgin Islands Companies Act. Lancaster BVI is 100% owned by Mkango Resources Limited (“Mkango”). Lancaster BVI’s registered office is located at Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands, VG1110.

On 19 May 2011, Lancaster Exploration Limited (Malawi) (“Lancaster Malawi”) was incorporated under the laws of Malawi. Lancaster Malawi is a wholly owned subsidiary of Lancaster BVI. Lancaster Malawi’s registered office is located at Pijo House, Plot number Chirunga 18, Zomba, Malawi.

Mkango Polska Sp. z o.o. (“Mkango Polska”) was incorporated under the laws of Poland and 100% ownership was acquired by Mkango on 22 March 2021. Mkango Polska is developing a rare earth separation plant at Pulawy in Poland, working with Grupa Azoty Pulawy, Poland’s leading chemicals company and the second-largest manufacturer of nitrogen and compound fertilisers in the European Union. The Pulawy Separation Plant is expected to process the purified mixed rare earth carbonate derived from the Songwe Hill project in Malawi, separating it into rare earth oxides.

Lancaster owns the advanced stage Songwe Hill rare earths project and an extensive rare earths, uranium, tantalum, niobium, rutile, nickel and cobalt exploration portfolio in Malawi, and the Pulawy rare earths separation project in Poland.

The consolidated financial statements were authorised for issuance by the Board of Directors of the Company on 23 January 2026.

2.      GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities in the normal course of operations.

The Company is at an early stage of development and, as is common with similar early stage companies, it has not earned any operating income in the current and prior years. For the year ended 31 December 2024, the Company incurred a total comprehensive loss of $244,894 (2023 – $1,065,330) and had a deficit of $37,323,520 (2023 – $37,098,626) and had negative cash flows from operations of $350,715 (2023 – $1,020,826)

Management has prepared a detailed cash flow forecast for the foreseeable future. The base case forecast demonstrates that the Company will require additional funding during the 12-month forecast in order to have sufficient funds to meet its liabilities as they fall due and support from its related entities.

The directors continue to pursue funds through either equity investment or an alternative financing structure in order to have sufficient funding resources in order to meet its committed expenditure for at least the next twelve months. However, risks to the cash flow forecast include: a delay in commencement of commercial sales, the risks of higher costs than anticipated and the risk of being unable to secure future funding. The Company is dependent on raising funds through either equity investment or an alternative financing structure, which is not guaranteed.

These consolidated financial statements have been prepared on a basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The certainty of funding future operations and availability of additional financing sources cannot be assured at this time. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern and, accordingly, the ultimate use of accounting principles applicable to a going concern. The Company’s ability

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

2.      GOING CONCERN (cont.)

to continue as a going concern is dependent upon obtaining additional financing and eventually achieving profitable production. These consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate.

3.      BASIS OF PRESENTATION

(a)    Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

(b)    Basis of presentation and measurement

These consolidated financial statements have been prepared using the historical cost convention, except for certain financial instruments and share-based payment transactions measured at fair value.

(c)     Functional and presentation currency and principles of consolidation

The consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of Lancaster BVI. Below is a listing of ownership percentage and functional currency of Lancaster BVI’s subsidiaries:

Entity Name	Functional Currency	Ownership Percentage
Lancaster Exploration Limited (“Lancaster Malawi”)	Malawi Kwacha	100% (2023: 100%)
Mkango Polska Sp. z o.o. (“Mkango Polska”)	Euros	100% (2023: 100%)

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries listed above. All intercompany balances and transactions are eliminated upon consolidation.

(d)    Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control. De-facto control exists in situations where the company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the company considers all relevant facts and circumstances, including:

•        The size of the Company’s voting rights relative to both the size and dispersion of other parties who hold voting rights

•        Substantive potential voting rights held by the company and by other parties

•        Other contractual arrangements

•        Historical patterns in voting

Subsidiaries are deconsolidated from the date control ceases. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportionate share of the acquiree’s identifiable net assets (after any relevant fair value adjustments to the assets, liabilities and contingent liabilities recognised as part of the business combination).

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

3.      BASIS OF PRESENTATION (cont.)

Changes in the Company’s ownership interests that do not result in a loss of control are accounted for as equity transactions with the existing shareholder.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. The non-controlling interests’ share of losses, where applicable, is attributed to the non-controlling interests irrespective of whether the non-controlling shareholders have a binding obligation and are able to make an additional investment to cover the losses.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

(e)     Use of estimates and judgments

The preparation of the consolidated financial statements is in conformity with IFRS which requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.

Key areas of judgment made in applying the Company’s accounting policies are as follows:

(i)     Carrying value of exploration and evaluation intangible assets

The carrying value was $745,350 at 31 December 2024 (31 December 2023: $687,725). The Company has determined that there are no indicators of impairment present in accordance with IFRS 6: Exploration for and evaluation of mineral interests. Management’s conclusion required judgement based on the current status as outlined in the definitive feasibility completed on Songwe Hill in July 2022 and expected future progress of the exploration and evaluation intangible assets as well as forecast rare earth prices.

(f)     New accounting standards, amendments and interpretations adopted

The Company has adopted amendments effective 1 January 2024, related to IAS 1 Presentation of Financial Statements relating to the classification of liabilities, and IFRS 16 Leases, that did not have a material impact on the Company’s financial statements.

(g)    Future accounting changes

There are new accounting standards and amendments to accounting standards and interpretations that are effective for annual periods beginning on or after 1 January 2025, that have not been applied in preparing the financial statements for the year ended 31 December 2024. Except as disclosed below, these standards and interpretations are not expected to have a material impact on the Company’s Financial Statements.

On 9 April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after 1 January 2027. Earlier application is permitted. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

3.      BASIS OF PRESENTATION (cont.)

On 30 May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). These amendments apply to annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted. The Company is currently assessing the impact and efforts related to the amendments to IFRS 9 and IFRS 7.

4.      MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s consolidated financial statements.

(a)    Mineral exploration expenditures and property and equipment assets

(i)     Recognition and measurement

Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation costs which would typically include pre-licensing, preliminary property evaluation, drilling and directly attributable general and administrative costs are recognised in the consolidated statement of comprehensive loss as mineral exploration expenditures.

E&E costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalised under full cost accounting, as intangible exploration and evaluation assets The costs are capitalised pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the assignment of proven reserves. Upon determination of technical feasibility and commercial viability, the costs incurred prospectively are capitalized to a separate category within property and equipment referred to as a development mineral property.

Property and equipment (“P&E”) expenditures

Items of property and equipment are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Property and equipment are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”) for impairment testing. Property and equipment is comprised of office and computer equipment, plant and equipment and vehicles.

Property and equipment assets, categorized as mineral interests, are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Gains or losses on disposal of an item of property and equipment, including mineral interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognised within the consolidated statement of comprehensive loss.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

(ii)    Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognised in the consolidated statement of comprehensive loss, as incurred. Such capitalized costs generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves and is accumulated on a property-by-property basis. The carrying amount of any replaced or sold component is derecognised.

(iii)   Depletion and depreciation

The net carrying value of development or production assets will be depleted using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those mineral reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves.

Corporate assets, consisting of office equipment, computer equipment, plant and machinery and vehicles are recorded at cost and are depreciated over the estimated useful life of the asset on a straight-line basis over a four-year period and plant and equipment over five years. Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(b)    Impairment

(i)     Non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. The carrying amounts of the Company’s other non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into CGUs. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.

Fair value less costs of disposal is the amount obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the consolidated statement of comprehensive loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (or group of units) on a pro rata basis.

Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognised. Reversal of impairment losses are recognised in the consolidated statement of comprehensive loss.

(c)     Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the date of the consolidated statement of financial position. Expenses are translated using exchange rates prevailing at the dates of the transaction. Any exchange gain or loss that arises on translation is included in profit or loss.

Foreign currency translation adjustments are required each reporting period for subsidiaries of the Company, having functional currencies which differ from the presentation currency. Assets and liabilities are translated at exchange rates in effect at the date of the consolidated statement of financial position and expenses are translated at the average rate for the year with gains or losses recognised in other comprehensive loss.

(d)    Taxation

Tax expense comprises current and deferred tax. Tax expense is recognised in the consolidated statement of comprehensive loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted (or substantively enacted) at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which a temporary difference can be utilized. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(e)     Earnings/Losses per share

Basic earnings or losses per share are calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share are determined by adjusting the weighted average number of common shares outstanding for the effects of dilutive instruments. All instruments that could have a dilutive effect are considered anti-dilutive when the Company is in a loss position. In addition, options and warrants have a dilutive effect only when the average market price of the Company’s common shares during the year exceed the exercise price of the options and warrants (i.e. they are “in the money”).

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

(f)     Cash and cash equivalent

Cash and cash equivalent is comprised of cash on hand as well as cash in bank accounts.

(g)    Provisions

The Company makes a distinction between:

•        Provisions:    Present obligations, either legal or constructive, arising from past events, the settlement of which is expected to give rise to an outflow of resources, the amount and timing of which are uncertain; and,

•        Contingent liabilities:    Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources.

•        Provisions are recognised when the liability or obligation, giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated and it is probable that the commitment will have to be settled. Contingent liabilities are not recognised in the consolidated financial statements, but rather disclosed.

(h)    Financial instruments

Classification and measurement of financial assets and liabilities

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. Management determines the classification of its financial assets at initial recognition. There are two principal classification categories for financial assets: measured at amortised cost and fair value through profit or loss (“FVTPL”). The classification categories are as follows:

Financial assets — The classification of financial assets is determined by the Company at initial recognition. The classification categories are as follows:

•        A financial asset is measured at amortised cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The financial assets are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortised costs using the effective interest method.

•        Financial assets at fair value through profit or loss:    assets that do not meet the criteria for amortised cost or fair value through other comprehensive income.

•        Financial assets are derecognised when the contractual rights to the cash flows from the financial assets expire or when the contractual rights to those assets are transferred.

Financial liabilities — The classification of financial liabilities is determined by management at initial recognition. The classification categories are as follows:

•        Financial liabilities measured at amortised cost:    financial liabilities initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method. Interest expense is recognised in the consolidated statement of comprehensive income.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

•        Financial liabilities measured at fair value through profit or loss:    financial liabilities measured a fair value with changes in fair value and interest expense recognised in the consolidated statement of comprehensive income.

•        Financial liabilities are derecognised when the obligation is discharged, cancelled or expired.

Impairment of financial assets

The Company applies the simplified approach to providing for expected credit losses as prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade and other receivables.

5.      GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended 31 December 2024	Year ended 31 December 2023
Audit fees	10,528	42,116
Salaries	69,500	213,729
Depreciation – Note 8	10,519	13,037
Irrecoverable VAT write off	(850)	144,127
Other	57,655	330,482
	147,352	743,491

6.      GOVERNMENT REMITTANCES RECEIVABLE

	31 December 2024	31 December 2023
Recoverable after one year	94,156	97,821
Expected credit loss reserve	(94,156)	(97,821)
	—	—

7.      INTANGIBLE ASSETS

Exploration & evaluation assets
Cost
Balance at 31 December 2022	273,763
Additions	413,962
Balance at 31 December 2023	687,725
Additions	57,625
Balance at 31 December 2024	745,350

The majority of the additions to exploration and evaluation assets during the current year are directly attributable costs (including legal costs linked to the Mining Development Agreement) relating to the Songwe Hill rare earths project. These costs have been capitalized in terms of IFRS 6: Exploration for and Evaluation of Mineral Resources.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

8.      PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment	Computer Equipment	Office Equipment	Vehicles	Total
Cost
Balance at 31 December 2022	50,350	60,257	288	80,011	190,906
Additions	—	—	—	—	—
Foreign exchange differences	—	—	—	—	—
Balance at 31 December 2023	50,350	60,257	288	80,011	190,906
Additions	—	—	—	—	—
Disposals	—	—	—	(80,011)	(80,011)
Foreign exchange differences	—	—	—	—	—
Balance at 31 December 2024	50,350	60,257	288	—	110,895

Accumulated Depreciation
Balance at 31 December 2022	32,728	51,331	288	80,011	164,358
Depreciation	10,070	2,966	—	—	13,036
Foreign exchange differences	—	—	—	—	—
Balance at 31 December 2023	42,798	54,297	288	80,011	177,394
Depreciation	7,552	2,967	—	—	10,519
Disposals	—	—	—	(80,011)	(80,011)
Foreign exchange differences	—	—	—	—	—
Balance at 31 December 2024	50,350	57,264	288	—	107,902
Net Book Value
31 December 2023	7,552	5,959	—	—	13,512
31 December 2024	—	2,993	—	—	2,993

9.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	31 December 2024	31 December 2023
Accounts payable	18,270	44,855
Other payables	162	2,335
Government grants received in advance	173,218	198,605
Accrued liabilities	293	14,830
	191,943	260,625

10.    LOANS FROM RELATED PARTIES

The Company has an intercompany loan payable to a related party. The intercompany loan is unsecured, interest-free, and has no fixed repayment terms. As the lender may require repayment within 12 months of the reporting date, the loan has been classified as a current liability.

	31 December 2024	31 December 2023
Mkango Resources Limited	22,126,218	21,796,682
Mkango Rare Earth UK Limited	26,248	6,063
MKA Exploration Limited	(865)	—
Maginito Limited	16,465	16,740
	22,168,066	21,819,485

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

11.    FINANCIAL INSTRUMENTS

Determination of fair values

Financial assets and liabilities have been classified into the following categories: (i) fair value through profit or loss and, (ii) amortised costs. Each category has a defined basis of measurement. If a category is measured at fair value, any changes in fair value is recognised in the consolidated financial statements of comprehensive loss.

In establishing fair value, the Company uses a fair value hierarchy based on levels defined below:

•        Level 1 — quoted prices in active markets for identical assets or liabilities;

•        Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 — inputs for the asset or liability that are not based on observable market data.

The carrying value of cash, receivables, accounts payable and accrued liabilities, and amounts due to related parties, approximates the fair value due to their short-term nature and maturity.

Financial risk management

The Company’s management monitors and manages the financial risks relating to the operations of the Company. These include foreign currency, interest rate, liquidity and credit risks.

Foreign currency risk

The Company enters into transactions denominated in the C$, the US dollar, the Euro, the GBP, the Australian dollar, the South African Rand, the Polish Zloty and the Malawian Kwacha. The Company raises its equity in the C$, and the GBP, and then purchases the US dollar, the Australian dollar, the South African Rand, the Euro, the Polish Zloty and the Malawian Kwacha to settle liabilities. The Company minimizes exposure to foreign exchange loss by converting funds to the appropriate currencies upon receipt of funding based on the expected use of the various foreign currencies. The Company’s exposure to foreign currency risk as at 31 December 2024 and 31 December 2023, is most significantly influenced by the following cash amounts held in foreign currencies (amounts shown in US dollars):

	31 December 2024	31 December 2023
Cash:
Canadian Dollar	106	116
United States Dollar	8,821	2,649
Pound Sterling	215	1,057
Euro	149,487	198,669
Malawian Kwacha	2,641	4,390
Australian Dollar	73	80
Polish Zloty	1,722	—
	163,065	206,961

A 5% reduction in the value of the C$, Euro, GBP, MWK and AUD in comparison to the USD would cause a change in net loss of approximately $7,712 (31 December 2023: $10,216).

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

11.    FINANCIAL INSTRUMENTS (cont.)

Interest-rate risk

The Company’s exposure to interest-rate risk relates primarily to its cash at bank. However, the interest-rate risk is expected to be minimal. The Company does not presently hedge against interest rate movements.

Liquidity risk

Liquidity risk includes the risk that, as a result of the Company’s operational liquidity requirements:

a)      The Company will not have sufficient funds to settle a transaction on the due date;

b)      The Company will be forced to dispose of financial assets at a value which is less than the fair value; or,

c)      The Company may be unable to settle or recover a financial asset at all.

The Company’s operating cash requirements including amounts projected to complete the Company’s existing capital expenditure program are continuously monitored and adjusted as input variables change. As these variables change, liquidity risks may require the Company to conduct equity issuances or obtain other forms of financing. The Company manages its liquidity risk by maintaining adequate cash and is actively seeking additional funding to improve its exposure to liquidity risk. The Company continually monitors its actual and forecast cash flows to ensure that there are adequate reserves to meet the maturing profiles of its financial liabilities.

The following table outlines the maturities of the Company’s financial liabilities as at 31 December 2024:

	Contractual Cash Flows	Less than 1 Year	Greater than 1 Year
Accounts payable and accrued liabilities	191,943	191,943	—

The following table outlines the maturities of the Company’s financial liabilities as at 31 December 2023:

	Contractual Cash Flows	Less than 1 Year	Greater than 1 Year
Accounts payable and accrued liabilities	260,625	260,625	—

Credit risk

The Company’s principal financial assets are cash. The credit risk on cash is limited because the majority are deposited with banks with high credit ratings assigned by international credit-rating agencies.

Financial instruments by category

	31 December 2024	31 December 2023
Financial Assets (amortised cost)
Cash	163,065	206,960
Receivables	57,657	5,863
Due from related parties	—	—
Total financial assets	220,722	212,823

Financial liabilities (amortised cost)
Accounts payable and accrued liabilities	191,943	260,625
Total financial liabilities	191,943	260,625

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the year ended 31 December 2024 and 31 December 2023
All figures in US dollars unless indicated otherwise

12.    COMMITMENTS

The Company was first granted the Phalombe Licence for the Songwe property on 21 January 2010. The licence was issued by the Government of Malawi on an initial three-year basis. The licence was subsequently renewed every two years and was renewed for a third time on 21 January 2019. On 1 June 2021, the Phalombe Licence was transferred into 11 retention licences covering a total of 250 sq km. Each retention licence is for a five-year period from 1 June 2021. The future spending commitments for the exploration rights with the Government of Malawi were 150,000,000 Kwacha ($86,536) over two years, which have been met.

On 10 September 2010, the Company was granted an additional exploration licence by the Malawi Minister of Natural Resources, Energy and Environment in the Thambani area, Mwanza District, Malawi. The licence was issued by the Government of Malawi on an initial three-year basis and was subsequently renewed from 10 September 2015 for additional two-year periods. The Company has subsequently been granted four retention licences for a period of five years from 9 November 2021.

13.    LOSS PER SHARE

The calculation of basic earnings per share at 31 December 2024 was based on the loss attributable to ordinary shareholders of $395,610 (31 December 2023 loss $3,866,587) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2024 of 80,000,000 (31 December 2023: 80,000,000) calculated as follows:

	31 December 2024	31 December 2023
Loss attributable to the ordinary shareholders (USD)	(395,610)	(3,866,587)
Weighted average number of ordinary shares outstanding	80,000,000	80,000,000
Loss per share (USD)	(0.005)	(0.048)

14.    CAPITAL MANAGEMENT

The Company’s total capital consists of Lancaster BVI’s shareholders’ equity of ($21,390,943) as at 31 December 2024 (31 December 2023: ($21,166,049)).

The Company’s objective when managing its capital is to have sufficient capital to maintain its ongoing operations, pursue its strategic opportunities and maintain a flexible capital structure which optimises the cost of capital at an acceptable risk. The Company manages its capital structure and makes adjustments to it based on the funds available to the Company. The Company has no externally imposed capital requirements. There have been no changes to how the Company manages its capital in the current year.

LANCASTER EXPLORATION LTD
Consolidated Statements of Financial Position
Expressed in US dollars

	Notes	As at 30 June 2025	As at 31 December 2024
ASSETS
Current
Cash and cash equivalents		21,390	163,066
Other receivables		59,506	52,759
Prepaid expenses and accrued income		11,424	4,898
Total current assets		92,320	220,722

Non-current
Intangible assets	7	895,992	745,350
Property, plant and equipment	8	1,576	2,993
Government remittances receivable	6	682	—
Total non-current assets		898,251	748,343
TOTAL ASSETS		990,571	969,065

LIABILITIES
Current
Accounts payable and accrued liabilities	10	410,924	191,943
Loan from related parties		22,541,902	22,168,006
Total current liabilities		22,952,826	22,360,009
TOTAL LIABILITIES		22,952,826	22,360,009

SHAREHOLDERS’ EQUITY
Share capital	14	15,932,577	15,932,577
Deficit		(37,894,832)	(37,323,520)
TOTAL EQUITY		(21,962,255)	(21,390,943)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		990,571	969,065

The accompanying notes are an integral part of these consolidated financial statements

LANCASTER EXPLORATION LTD
Consolidated Statements of Comprehensive Loss
Expressed in US dollars

	Notes	For the six months ended:
		30 June 2025	30 June 2024
Expenses
General and administrative	5	(525,156)	(75,496)
Mineral project expenditures		(50,721)	(63,010)
Total Expenses		(575,877)	(138,506)

Other items
Interest income		6	—
Foreign exchange gain/(loss)		57,538	(153,819)
Loss before tax		(518,334)	(292,325)
Income tax			—
Loss after tax		(518,334)	(292,325)

Loss attributable to
Common shareholders		(518,334)	(292,325)
Attributable loss		(518,334)	(292,325)

Other comprehensive profit/(loss)
Items that may be reclassified subsequently to net loss:
Exchange difference on translating foreign operations		(52,978)	154,873
Total comprehensive loss		(571,312)	(137,452)

Total comprehensive loss attributable to
Common shareholders		(571,312)	(137,452)
Attributable comprehensive loss		(571,312)	(137,452)

Loss per share – basic and diluted	13	(0.006)	(0.004)

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Consolidated Statements of Cash Flows
Expressed in US dollars

		For the six months ended:
	Notes	30 June 2025	30 June 2024
Cash flow used by operating activities
Loss for the year		(518,334)	(292,325)
Adjustments for:
Depreciation	8	1,416	6,518
Foreign exchange		(57,538)	153,819
Change in non-cash operating capital
Government remittances receivable and prepaid expenses		(13,955)	3,698
Accounts payable and accrued liabilities		218,981	(51,104)
Cash flow used by operating activities		(369,430)	(179,393)

Cash flow used by investing activities
Acquisition of intangible assets		(150,642)	(11,136)
Cash flow used by investing activities		(150,642)	(11,136)

Cash flow generated by financing activities
Proceeds from loans		373,836	4,367
Cash flow generated by financing activities		373,836	4,367

Change in cash		(146,236)	(186,162)
Effect of exchange rate changes on cash		4,560	1,054
Cash at the beginning of the year		163,066	206,961
Cash at the end of the year		21,390	21,853

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Consolidated Statement of Changes in Equity
Expressed in US dollars

	Share Capital	Retained Deficit	Total
Balance at 31 December 2023	15,932,577	(37,000,805)	(21,068,228)

Loss for the year	—	(292,325)	(493,047)
Other comprehensive income:
Foreign exchange differences	—	154,873	170,332
Total comprehensive loss	—	(137,452)	(322,715)
Balance at 30 June 2024	15,932,577	(37,138,257)	(21,205,680)

Balance at 31 December 2024	15,932,577	(37,323,519)	(21,390,943)
Loss for the year	—	(518,334)	(518,334)
Other comprehensive income
Foreign exchange differences	—	(52,978)	(52,978)
Total comprehensive loss	—	(571,312)	(571,312)
Balance at 30 June 2025	15,932,577	(37,894,832)	(21,962,255)

The accompanying notes are an integral part of these consolidated financial statements.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

1.      GENERAL INFORMATION

On 3 August 2007, Lancaster Exploration Limited BVI (“Lancaster BVI”) was incorporated by Memorandum and Articles of Association issued pursuant to the provisions of the British Virgin Islands Companies Act. Lancaster BVI is 100% owned by Mkango Resources Limited (“Mkango”). Lancaster BVI’s registered office is located at Jayla Place, Wickhams Cay 1, P.O. Box 3190, Road Town, Tortola, British Virgin Islands, VG1110.

On 19 May 2011, Lancaster Exploration Limited (Malawi) (“Lancaster Malawi”) was incorporated under the laws of Malawi. Lancaster Malawi is a wholly owned subsidiary of Lancaster BVI. Lancaster Malawi’s registered office is located at Pijo House, Plot number Chirunga 18, Zomba, Malawi.

Mkango Polska Sp. z o.o. (“Mkango Polska”) was incorporated under the laws of Poland and 100% ownership was acquired by Mkango on 22 March 2021. Mkango Polska is developing a rare earth separation plant at Pulawy in Poland, working with Grupa Azoty Pulawy, Poland’s leading chemicals company and the second-largest manufacturer of nitrogen and compound fertilisers in the European Union. The Pulawy Separation Plant is expected to process the purified mixed rare earth carbonate derived from the Songwe Hill project in Malawi, separating it into rare earth oxides.

Lancaster owns the advanced stage Songwe Hill rare earths project and an extensive rare earths, uranium, tantalum, niobium, rutile, nickel and cobalt exploration portfolio in Malawi, and the Pulawy rare earths separation project in Poland.

The consolidated financial statements were authorised for issuance by the Board of Directors of the Company on 23 January 2026.

2.      GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities in the normal course of operations.

The Company is at an early stage of development and, as is common with similar early stage companies, it has not earned any operating income in the current and prior years. For the period ended 30 June 2025, the Company incurred a total comprehensive loss of $571,312 (2024 – $137,452) and had a deficit of $37,894,832 (2024 – $37,323,519) and had negative cash flows from operations of $369,430 (2024 – $179,393)

Management has prepared a detailed cash flow forecast for the foreseeable future. The base case forecast demonstrates that the Company will require additional funding during the 12-month forecast in order to have sufficient funds to meet its liabilities as they fall due.

The directors continue to pursue funds through either equity investment or an alternative financing structure in order to have sufficient funding resources in order to meet its committed expenditure for at least the next twelve months. However, risks to the cash flow forecast include: a delay in commencement of commercial sales, the risks of higher costs than anticipated and the risk of being unable to secure future funding. The Company is dependent on raising funds through either equity investment or an alternative financing structure, which is not guaranteed.

These consolidated financial statements have been prepared on a basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. The certainty of funding future operations and availability of additional financing sources cannot be assured at this time. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern and,

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

2.      GOING CONCERN (cont.)

accordingly, the ultimate use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon obtaining additional financing and eventually achieving profitable production. These consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate.

3.      BASIS OF PRESENTATION

(a)    Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

(b)    Basis of presentation and measurement

These consolidated financial statements have been prepared using the historical cost convention, except for certain financial instruments and share-based payment transactions measured at fair value.

(c)     Functional and presentation currency and principles of consolidation

The consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of Lancaster BVI. Below is a listing of ownership percentage and functional currency of Lancaster BVI’s subsidiaries:

Entity Name	Functional Currency	Ownership Percentage
Lancaster Exploration Limited (“Lancaster Malawi”)	Malawi Kwacha	100	% (2023: 100%)
Mkango Polska Sp. z o.o. (“Mkango Polska”)	Euros	100	% (2023: 100%)

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries listed above. All intercompany balances and transactions are eliminated upon consolidation.

(d)    Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control. De-facto control exists in situations where the company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the company considers all relevant facts and circumstances, including:

•        The size of the Company’s voting rights relative to both the size and dispersion of other parties who hold voting rights

•        Substantive potential voting rights held by the company and by other parties

•        Other contractual arrangements

•        Historical patterns in voting

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

3.      BASIS OF PRESENTATION (cont.)

Subsidiaries are deconsolidated from the date control ceases. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportionate share of the acquiree’s identifiable net assets (after any relevant fair value adjustments to the assets, liabilities and contingent liabilities recognised as part of the business combination).

Changes in the Company’s ownership interests that do not result in a loss of control are accounted for as equity transactions with the existing shareholder.

Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. The non-controlling interests’ share of losses, where applicable, is attributed to the non-controlling interests irrespective of whether the non-controlling shareholders have a binding obligation and are able to make an additional investment to cover the losses.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

(e)     Use of estimates and judgments

The preparation of the consolidated financial statements is in conformity with IFRS which requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimates are revised and in any future years affected.

Key areas of judgment made in applying the Company’s accounting policies are as follows:

(i)     Carrying value of exploration and evaluation intangible assets

The carrying value was $895,992 at 30 June 2025 (31 December 2024: $745,350). The Company has determined that there are no indicators of impairment present in accordance with IFRS 6: Exploration for and evaluation of mineral interests. Management’s conclusion required judgement based on the current status as outlined in the definitive feasibility completed on Songwe Hill in July 2022 and expected future progress of the exploration and evaluation intangible assets as well as forecast rare earth prices.

(f)     New accounting standards, amendments and interpretations adopted

The Company has adopted amendments effective 1 January 2024, related to IAS 1 Presentation of Financial Statements relating to the classification of liabilities, and IFRS 16 Leases, that did not have a material impact on the Company’s financial statements.

(g)    Future accounting changes

There are new accounting standards and amendments to accounting standards and interpretations that are effective for annual periods beginning on or after 1 January 2025, that have not been applied in preparing the financial statements for the year ended 31 December 2024. Except as disclosed below, these standards and interpretations are not expected to have a material impact on the Company’s Financial Statements.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

3.      BASIS OF PRESENTATION (cont.)

On 9 April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after 1 January 2027. Earlier application is permitted. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. On 30 May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). These amendments apply to annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted. The Company is currently assessing the impact and efforts related to the amendments to IFRS 9 and IFRS 7.

4.      MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s consolidated financial statements.

(a)    Mineral exploration expenditures and property and equipment assets

(i)     Recognition and measurement

Exploration and evaluation (“E&E”) expenditures

Exploration and evaluation costs which would typically include pre-licensing, preliminary property evaluation, drilling and directly attributable general and administrative costs are recognised in the consolidated statement of comprehensive loss as mineral exploration expenditures.

E&E costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalised under full cost accounting, as intangible exploration and evaluation assets The costs are capitalised pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the assignment of proven reserves. Upon determination of technical feasibility and commercial viability, the costs incurred prospectively are capitalized to a separate category within property and equipment referred to as a development mineral property.

Property and equipment (“P&E”) expenditures

Items of property and equipment are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Property and equipment are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”) for impairment testing. Property and equipment is comprised of office and computer equipment, plant and equipment and vehicles.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

Property and equipment assets, categorized as mineral interests, are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Gains or losses on disposal of an item of property and equipment, including mineral interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognised within the consolidated statement of comprehensive loss.

(ii)    Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognised in the consolidated statement of comprehensive loss, as incurred. Such capitalized costs generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves and is accumulated on a property-by-property basis. The carrying amount of any replaced or sold component is derecognised.

(iii)   Depletion and depreciation

The net carrying value of development or production assets will be depleted using the unit of production method by reference to the ratio of production in the year to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those mineral reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves.

Corporate assets, consisting of office equipment, computer equipment, plant and machinery and vehicles are recorded at cost and are depreciated over the estimated useful life of the asset on a straight-line basis over a four-year period and plant and equipment over five years. Depreciation methods, useful lives and residual values are reviewed at each reporting date.

(b)    Impairment

(i)     Non-financial assets

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. The carrying amounts of the Company’s other non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into CGUs. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.

Fair value less costs of disposal is the amount obtained from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognised in the consolidated statement of comprehensive loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (or group of units) on a pro rata basis.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognised. Reversal of impairment losses are recognised in the consolidated statement of comprehensive loss.

(c)     Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the date of the consolidated statement of financial position. Expenses are translated using exchange rates prevailing at the dates of the transaction. Any exchange gain or loss that arises on translation is included in profit or loss.

Foreign currency translation adjustments are required each reporting period for subsidiaries of the Company, having functional currencies which differ from the presentation currency. Assets and liabilities are translated at exchange rates in effect at the date of the consolidated statement of financial position and expenses are translated at the average rate for the year with gains or losses recognised in other comprehensive loss.

(d)    Taxation

Tax expense comprises current and deferred tax. Tax expense is recognised in the consolidated statement of comprehensive loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted (or substantively enacted) at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which a temporary difference can be utilized. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(e)     Earnings/Losses per share

Basic earnings or losses per share are calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share are determined by adjusting the weighted average number of common shares outstanding for the effects of dilutive instruments. All instruments that could have a dilutive effect are considered anti-dilutive when the Company is in a loss position. In addition, options and warrants have a dilutive effect only when the average market price of the Company’s common shares during the year exceed the exercise price of the options and warrants (i.e. they are “in the money”).

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

(f)     Share-based payments

The Company has issued options to directors, officers, employees, consultants and strategic partners to purchase common shares. The fair value of options, and warrants determined using the Black-Scholes option pricing model on the date they are granted to employees, is recognised as compensation expense with a corresponding increase in contributed surplus over the vesting period. Options and warrants to non-employees are measured at the fair value of the goods or services received, unless the fair value of the options and warrants are more reliably determinable, and are recognised each reporting date as compensation expense with a corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated based on historical forfeitures and is adjusted to reflect the estimated number of options and warrants that vest. Volatility is estimated based on historical volatility trends of the Company’s own stock, as well as the stock of selected industry peers.

(g)    Cash and cash equivalent

Cash and cash equivalent is comprised of cash on hand as well as cash in bank accounts.

(h)    Provisions

The Company makes a distinction between:

•        Provisions:    Present obligations, either legal or constructive, arising from past events, the settlement of which is expected to give rise to an outflow of resources, the amount and timing of which are uncertain; and,

•        Contingent liabilities:    Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources.

•        Provisions are recognised when the liability or obligation, giving rise to the indemnity or payment arises, to the extent that its amount can be reliably estimated and it is probable that the commitment will have to be settled. Contingent liabilities are not recognised in the consolidated financial statements, but rather disclosed.

(i)     Financial instruments

Classification and measurement of financial assets and liabilities

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. Management determines the classification of its financial assets at initial recognition. There are two principal classification categories for financial assets: measured at amortised cost and fair value through profit or loss (“FVTPL”). The classification categories are as follows:

Financial assets — The classification of financial assets is determined by the Company at initial recognition. The classification categories are as follows:

•        A financial asset is measured at amortised cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The financial assets are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortised costs using the effective interest method.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

4.      MATERIAL ACCOUNTING POLICIES (cont.)

•        Financial assets at fair value through profit or loss:    assets that do not meet the criteria for amortised cost or fair value through other comprehensive income.

•        Financial assets are derecognised when the contractual rights to the cash flows from the financial assets expire or when the contractual rights to those assets are transferred.

Financial liabilities — The classification of financial liabilities is determined by management at initial recognition. The classification categories are as follows:

•        Financial liabilities measured at amortised cost:    financial liabilities initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method. Interest expense is recognised in the consolidated statement of comprehensive income.

•        Financial liabilities measured at fair value through profit or loss:    financial liabilities measured a fair value with changes in fair value and interest expense recognised in the consolidated statement of comprehensive income.

•        Financial liabilities are derecognised when the obligation is discharged, cancelled or expired.

Impairment of financial assets

The Company applies the simplified approach to providing for expected credit losses as prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade and other receivables.

(j)     Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

5.      GENERAL AND ADMINISTRATIVE EXPENSES

	Period ended 30 June 2025	Period ended 30 June 2024
Audit fees	1,415	54,222
Salaries	211,795	(1,485)
Depreciation – Note 8	1,416	6,518
Other	310,530	16,241
	525,156	75,496

6.      GOVERNMENT REMITTANCES RECEIVABLE

	30 June 2025	31 December 2024
Recoverable after one year	682	—
	682	—

7.      INTANGIBLE ASSETS

Exploration & evaluation assets
Cost
Balance at 31 December 2023	679,131
Additions	66,219
Balance at 31 December 2024	745,350
Additions	150,642
Balance at 30 June 2025	895,992

The majority of the additions to exploration and evaluation assets during the current year are directly attributable costs (including legal costs linked to the Mining Development Agreement) relating to the Songwe Hill rare earths project. These costs have been capitalized in terms of IFRS 6: Exploration for and Evaluation of Mineral Resources.

8.      PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment	Computer Equipment	Office Equipment	Vehicles	Total
Cost
Balance at 31 December 2023	50,350	60,257	288	80,011	190,906
Additions	—	—	—	—	—
Disposals	—	—	—	(80,011)	(80,011)
Foreign exchange differences	—	—	—	—	—
Balance at 31 December 2024	50,350	60,257	288	—	110,895
Additions	—	—	—	—	—
Foreign exchange differences	—	—	—	—	—
Balance at 30 June 2025	50,350	60,257	288	—	110,895

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

8.      PROPERTY, PLANT AND EQUIPMENT (cont.)

	Plant and Equipment	Computer Equipment	Office Equipment	Vehicles	Total
Accumulated Depreciation
Balance at 31 December 2023	42,798	54,298	288	80,011	177,395
Depreciation	7,553	2,966	—	—	10,519
Disposals	—	—	—	(80,011)	(80,011)
Foreign exchange differences	—	—	—	—	—
Balance at 31 December 2024	50,350	57,264	288	—	107,902
Depreciation	—	1,416	—	—	1,416
Foreign exchange differences	—	—	—	—	—
Balance at 30 June 2025	50,350	58,680	288	—	109,318

Net Book Value
31 December 2024	—	2,993	—	—	2,993
30 June 2025	—	1,576	—	—	1,576

9.      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2025	31 December 2024
Accounts payable	397,625	18,270
Other payables	6,409	162
Government grants received in advance		173,218
Accrued liabilities	6,890	293
	410,924	191,943

10.    LOANS FROM RELATED PARTIES

The Company has an intercompany loan payable to a related party. The intercompany loan is unsecured, interest-free, and has no fixed repayment terms. As the lender may require repayment within 12 months of the reporting date, the loan has been classified as a current liability.

	30 June 2025	31 December 2024
Mkango Resources Limited	22,495,957	22,126,218
Mkango Rare Earth UK Limited	28,767	26,248
MKA Exploration Limited	(865)	(865)
Maginito Limited	18,043	16,465
	22,541,902	22,168,066

11.    FINANCIAL INSTRUMENTS

Determination of fair values

Financial assets and liabilities have been classified into the following categories: (i) fair value through profit or loss and, (ii) amortised costs. Each category has a defined basis of measurement. If a category is measured at fair value, any changes in fair value is recognised in the consolidated financial statements of comprehensive loss.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

11.    FINANCIAL INSTRUMENTS (cont.)

In establishing fair value, the Company uses a fair value hierarchy based on levels defined below:

•        Level 1 — quoted prices in active markets for identical assets or liabilities;

•        Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•        Level 3 — inputs for the asset or liability that are not based on observable market data.

The carrying value of cash, receivables, accounts payable and accrued liabilities, and amounts due to related parties, approximates the fair value due to their short-term nature and maturity.

Financial risk management

The Company’s management monitors and manages the financial risks relating to the operations of the Company. These include foreign currency, interest rate, liquidity and credit risks.

Foreign currency risk

The Company enters into transactions denominated in the C$, the US dollar, the Euro, the GBP, the Australian dollar, the South African Rand, the Polish Zloty and the Malawian Kwacha. The Company raises its equity in the C$, and the GBP, and then purchases the US dollar, the Australian dollar, the South African Rand, the Euro, the Polish Zloty and the Malawian Kwacha to settle liabilities. The Company minimizes exposure to foreign exchange loss by converting funds to the appropriate currencies upon receipt of funding based on the expected use of the various foreign currencies. The Company’s exposure to foreign currency risk as at 31 December 2024 and 31 December 2023, is most significantly influenced by the following cash amounts held in foreign currencies (amounts shown in US dollars):

	30 June 2025	31 December 2024
Cash:
Canadian Dollar	113	106
United States Dollar	2,844	8,821
Pound Sterling	2,970	215
Euro	12,021	149,487
Malawian Kwacha	3,176	2,641
Australian Dollar	77	73
Polish Zloty	189	1,722
	21,390	163,065

A 5% reduction in the value of the C$, Euro, GBP, MWK and AUD in comparison to the USD would cause a change in net loss of approximately $927 (31 December 2024: $7,712).

Interest-rate risk

The Company’s exposure to interest-rate risk relates primarily to its cash at bank. However, the interest-rate risk is expected to be minimal. The Company does not presently hedge against interest rate movements.

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

11.    FINANCIAL INSTRUMENTS (cont.)

Liquidity risk

Liquidity risk includes the risk that, as a result of the Company’s operational liquidity requirements:

a)      The Company will not have sufficient funds to settle a transaction on the due date;

b)     The Company will be forced to dispose of financial assets at a value which is less than the fair value; or,

c)      The Company may be unable to settle or recover a financial asset at all.

The Company’s operating cash requirements including amounts projected to complete the Company’s existing capital expenditure program are continuously monitored and adjusted as input variables change. As these variables change, liquidity risks may require the Company to conduct equity issuances or obtain other forms of financing. The Company manages its liquidity risk by maintaining adequate cash and is actively seeking additional funding to improve its exposure to liquidity risk. The Company continually monitors its actual and forecast cash flows to ensure that there are adequate reserves to meet the maturing profiles of its financial liabilities.

The following table outlines the maturities of the Company’s financial liabilities as at 30 June 2025:

	Contractual Cash Flows	Less than 1 Year	Greater than 1 Year
Accounts payable and accrued liabilities	410,924	410,924	—

The following table outlines the maturities of the Company’s financial liabilities as at 31 December 2024:

	Contractual Cash Flows	Less than 1 Year	Greater than 1 Year
Accounts payable and accrued liabilities	347,201	347,201	—

Credit risk

The Company’s principal financial assets are cash. The credit risk on cash is limited because the majority are deposited with banks with high credit ratings assigned by international credit-rating agencies.

Financial instruments by category

	30 June 2025	31 December 2024
Financial Assets (amortised cost)
Cash	21,390	163,065
Receivables	70,930	57,657
Due from related parties	—	—
Total financial assets	92,320	220,722

Financial liabilities (amortised cost)
Accounts payable and accrued liabilities	410,924	191,943
Total financial liabilities	410,924	191,943

LANCASTER EXPLORATION LTD
Notes to the Financial Statements
For the six months ended 30 June 2025 and 30 June 2024
All figures in US dollars unless indicated otherwise

12.    COMMITMENTS

The Company was first granted the Phalombe Licence for the Songwe property on 21 January 2010. The licence was issued by the Government of Malawi on an initial three-year basis. The licence was subsequently renewed every two years and was renewed for a third time on 21 January 2019. On 1 June 2021, the Phalombe Licence was transferred into 11 retention licences covering a total of 250 sq km. Each retention licence is for a five-year period from 1 June 2021. The future spending commitments for the exploration rights with the Government of Malawi were 150,000,000 Kwacha ($86,536) over two years, which have been met.

On 10 September 2010, the Company was granted an additional exploration licence by the Malawi Minister of Natural Resources, Energy and Environment in the Thambani area, Mwanza District, Malawi. The licence was issued by the Government of Malawi on an initial three-year basis and was subsequently renewed from 10 September 2015 for additional two-year periods. The Company has subsequently been granted four retention licences for a period of five years from 9 November 2021.

13.    LOSS PER SHARE

The calculation of basic earnings per share at 30 June 2025 was based on the loss attributable to ordinary shareholders of $518,334 (30 June 2024 loss $292,325) and a weighted average number of ordinary shares outstanding during the period ended 30 June 2025 of 80,000,000 (30 June 2024: 80,000,000) calculated as follows:

	30 June 2025	30 June 2024
Loss attributable to the ordinary shareholders (USD)	(518,334)	(292,325)
Weighted average number of ordinary shares outstanding	80,000,000	80,000,000
Loss per share (USD)	(0.006)	(0.004)

14.    CAPITAL MANAGEMENT

The Company’s total capital consists of Lancaster BVI’s shareholders’ equity of ($21,962,255) as at 30 June 2025 (31 December 2024: ($21,390,943)).

The Company’s objective when managing its capital is to have sufficient capital to maintain its ongoing operations, pursue its strategic opportunities and maintain a flexible capital structure which optimises the cost of capital at an acceptable risk. The Company manages its capital structure and makes adjustments to it based on the funds available to the Company. The Company has no externally imposed capital requirements. There have been no changes to how the Company manages its capital in the current year.

Annex A-1

BUSINESS COMBINATION AGREEMENT

by and among

Crown PropTech Acquisitions,

Lancaster Exploration Limited,

Mkango Polska s.p. Z.o.o.,

MKA Exploration LiMITED,

Mkango ServiceCo UK LIMITED

AND

Mkango (Cayman) Limited

dated as of July 2, 2025

Annex A-1 Page Nos.
Article I CERTAIN DEFINITIONS		A-1-3
Section 1.1	Definitions	A-1-3
Section 1.2	Construction	A-1-16
Section 1.3	Equitable Adjustments	A-1-17
Article II MERGER; CLOSING		A-1-17
Section 2.1	Pre-Closing Reorganization	A-1-17
Section 2.2	Closing; Effective Time	A-1-17
Section 2.3	Effect of the Merger	A-1-18
Section 2.4	Organizational Documents	A-1-18
Section 2.5	Directors and Officers	A-1-18
Section 2.6	Effect of the Merger on Issued Securities of SPAC and Merger Sub	A-1-18
Section 2.7	Effect of the Merger on Issued Securities of the Company	A-1-20
Section 2.8	No Fractional Shares	A-1-20
Section 2.9	Closing Deliverables.	A-1-20
Section 2.10	Further Assurances	A-1-22
Section 2.11	Withholding	A-1-22
Article III REPRESENTATIONS AND WARRANTIES OF THE CompanIES		A-1-22
Section 3.1	Organization, Good Standing, Corporate Power and Qualification	A-1-22
Section 3.2	Subsidiaries	A-1-22
Section 3.3	Capitalization of the Company	A-1-23
Section 3.4	Capitalization of Subsidiaries	A-1-23
Section 3.5	Authorization	A-1-23
Section 3.6	Consents; No Conflicts	A-1-24
Section 3.7	Compliance with Laws; Consents; Permits	A-1-24
Section 3.8	Tax Matters	A-1-26
Section 3.9	Financial Statements	A-1-28
Section 3.10	Absence of Changes	A-1-28
Section 3.11	Actions	A-1-28
Section 3.12	Liabilities	A-1-29
Section 3.13	Company Material Contracts and Commitments	A-1-29
Section 3.14	Title; Properties	A-1-29
Section 3.15	Intellectual Property Rights; IT Systems and Data Protection	A-1-30
Section 3.16	Labor and Employment Matters	A-1-31
Section 3.17	Employee Benefits	A-1-32
Section 3.18	Brokers	A-1-33
Section 3.19	Proxy/Registration Statement	A-1-33
Section 3.20	Environmental Matters	A-1-33
Section 3.21	Insurance	A-1-34
Section 3.22	Company Related Parties	A-1-34
Section 3.23	Mining Real Property	A-1-34
Section 3.24	Mineral Rights and Mining Operations	A-1-34
Section 3.25	No Additional Representation or Warranties	A-1-35
Article IV REPRESENTATIONS AND WARRANTIES OF SPAC		A-1-35
Section 4.1	Organization, Good Standing, Corporate Power and Qualification	A-1-35
Section 4.2	Capitalization and Voting Rights	A-1-36
Section 4.3	Corporate Structure; Subsidiaries	A-1-36

Annex A-1-i

Annex A-1 Page Nos.
Section 4.4	Authorization	A-1-36
Section 4.5	Consents; No Conflicts	A-1-37
Section 4.6	Tax Matters	A-1-37
Section 4.7	Financial Statements	A-1-38
Section 4.8	Absence of Changes	A-1-38
Section 4.9	Actions	A-1-39
Section 4.10	Brokers	A-1-39
Section 4.11	Proxy/Registration Statement	A-1-39
Section 4.12	SEC Filings	A-1-39
Section 4.13	Trust Account	A-1-39
Section 4.14	Investment Company Act; JOBS Act	A-1-40
Section 4.15	Business Activities.	A-1-40
Section 4.16	OTC Markets Quotation	A-1-40
Section 4.17	SPAC Related Parties	A-1-40
Section 4.18	SPAC Material Contracts	A-1-40
Section 4.19	Deferred Underwriting Fees Waivers	A-1-40
Section 4.20	No Additional Representation or Warranties	A-1-40
Article V REPRESENTATIONS AND WARRANTIES OF MERGER SUB		A-1-41
Section 5.1	Organization, Good Standing, Corporate Power and Qualification	A-1-41
Section 5.2	Capitalization and Voting Rights	A-1-41
Section 5.3	Corporate Structure; Subsidiaries	A-1-41
Section 5.4	Authorization	A-1-41
Section 5.5	Consents; No Conflicts	A-1-42
Section 5.6	Absence of Changes	A-1-42
Section 5.7	Actions	A-1-42
Section 5.8	Brokers	A-1-42
Section 5.9	Proxy/Registration Statement	A-1-42
Section 5.10	Business Activities	A-1-43
Article VI COVENANTS OF THE CompanIES		A-1-43
Section 6.1	Conduct of Business	A-1-43
Section 6.2	Access to Information	A-1-45
Section 6.3	Acquisition Proposals and Alternative Transactions	A-1-45
Section 6.4	Regulation S-K 1300 Bankable Feasibility Study; Technical Report Summary	A-1-46
Section 6.5	Financials	A-1-46
Section 6.6	No Trading	A-1-47
Section 6.7	Shareholder Approvals	A-1-47
Section 6.8	UK Tax Compliance	A-1-47
Section 6.9	Monthly Pre-Closing Management Fee	A-1-47
Section 6.10	Mining License	A-1-47
Article VII COVENANTS OF SPAC		A-1-48
Section 7.1	OTC Markets Trading	A-1-48
Section 7.2	Conduct of Business	A-1-48
Section 7.3	Acquisition Proposals and Alternative Transactions	A-1-49
Section 7.4	SPAC Public Filings	A-1-49
Section 7.5	Section 16 Matters	A-1-49
Article VIII JOINT COVENANTS		A-1-49
Section 8.1	Regulatory Approvals; Other Filings	A-1-49
Section 8.2	Preparation of Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals	A-1-50
Section 8.3	Efforts to Consummate	A-1-52
Annex A-1-ii

Annex A-1 Page Nos.
Section 8.4	Tax Matters	A-1-52
Section 8.5	Shareholder Litigation	A-1-53
Section 8.6	Permitted Financing	A-1-53
Section 8.7	D&O Indemnification and Insurance	A-1-54
Section 8.8	Post-Closing Directors and Officers of PubCo	A-1-55
Section 8.9	PubCo Incentive Plan	A-1-55
Section 8.10	Delisting and Deregistration	A-1-56
Section 8.11	Notice of Developments	A-1-56
Section 8.12	SPAC Redemptions	A-1-56
Section 8.13	Management Arrangements	A-1-56
Section 8.14	REE Product Offtake Arrangements	A-1-56
Article IX CONDITIONS TO OBLIGATIONS		A-1-57
Section 9.1	Conditions to Obligations of SPAC and the Companies at Closing	A-1-57
Section 9.2	Conditions to Obligations of SPAC at Closing	A-1-57
Section 9.3	Conditions to Obligations of the Companies at Closing	A-1-58
Section 9.4	Frustration of Conditions	A-1-59
Article X TERMINATION		A-1-59
Section 10.1	Termination	A-1-59
Section 10.2	Effect of Termination	A-1-60
Article XI MISCELLANEOUS		A-1-60
Section 11.1	Trust Account Waiver	A-1-60
Section 11.2	Waiver	A-1-60
Section 11.3	Notices	A-1-61
Section 11.4	Assignment	A-1-62
Section 11.5	Rights of Third Parties	A-1-62
Section 11.6	Expenses	A-1-62
Section 11.7	Governing Law	A-1-62
Section 11.8	Consent to Jurisdiction	A-1-63
Section 11.9	Headings; Counterparts; Electronic Signatures	A-1-63
Section 11.10	Disclosure Letters	A-1-63
Section 11.11	Entire Agreement	A-1-63
Section 11.12	Amendments	A-1-64
Section 11.13	Publicity	A-1-64
Section 11.14	Confidentiality	A-1-64
Section 11.15	Severability	A-1-64
Section 11.16	Enforcement	A-1-64
Section 11.17	Non-Recourse	A-1-65
Section 11.18	Non-Survival of Representations, Warranties and Covenants	A-1-65
Section 11.19	Conflicts and Privilege	A-1-65

Exhibits

Exhibit A	Form of Registration Rights and Lock-Up Agreement
Exhibit B	Form of Warrant Assignment and Assumption Agreement

Annex A-1-iii

INDEX OF DEFINED TERMS

Action	A-1-3
Affiliate	A-1-3
Agreement	A-1-1
Anti-Corruption Laws	A-1-25
Anti-Money Laundering Laws	A-1-3
Antitrust Law	A-1-4
Assignment and Assumption Agreement	A-1-3
Available SPAC Cash	A-1-4
Bankable Feasibility Study	A-1-4
Bankable Feasibility Study Delivery Date	A-1-46
Benefit Plan	A-1-4
Business Combination	A-1-4
Business Data	A-1-4
Business Day	A-1-4
Cash and Cash Equivalents	A-1-4
Cayman Act	A-1-1
Closing	A-1-18
Closing Date	A-1-18
Closing Reorganization	A-1-1
Closing Statement	A-1-20
Code	A-1-2
Companies	A-1-1
Company 2024 and 2023 Audited Financial Statements	A-1-46
Company Acquisition Proposal	A-1-4
Company Closing Cash	A-1-5
Company Closing Indebtedness	A-1-5
Company Contract	A-1-5
Company Cure Period	A-1-59
Company Disclosure Letter	A-1-22
Company Interim Financial Statements	A-1-46
Company IP	A-1-5
Company Lease	A-1-29
Company Leased Real Property	A-1-5
Company Major Customers	A-1-5
Company Major Suppliers	A-1-5
Company Material Adverse Effect	A-1-6
Company Material Contracts	A-1-5
Company Owned IP	A-1-7
Company Related Party	A-1-7
Company Shareholder Closing Consideration	A-1-20
Company Shares	A-1-7
Company Systems	A-1-7
Company Transaction Expenses	A-1-7

Annex A-1-iv

Competing SPAC	A-1-7
Confidentiality Agreement	A-1-64
Contract	A-1-7
Control	A-1-8
Controlled	A-1-8
Controlling	A-1-8
Convertible Note	A-1-2
CSA	A-1-8
D&O Indemnified Parties	A-1-54
D&O Insurance	A-1-54
D&O Tail	A-1-55
Data Room	A-1-8
Data Security Requirements	A-1-8
Disclosure Letter	A-1-8
Effective Time	A-1-18
Encumbrance	A-1-8
Enforceability Exceptions	A-1-23
Environmental Laws	A-1-8
Equity Securities	A-1-8
Equity Value	A-1-8
ERISA	A-1-8
Event	A-1-8
Exchange Act	A-1-8
Exchange Ratio	A-1-8
Extended Lookback Date	A-1-8
GAAP	A-1-8
General Lookback Date	A-1-8
Government Official	A-1-9
Governmental Authority	A-1-9
Governmental Order	A-1-9
Group Companies	A-1-9
Group Company	A-1-9
GT	A-1-66
Hazardous Substance	A-1-9
HSR Act	A-1-9
IFRS	A-1-9
Indebtedness	A-1-9
Intellectual Property	A-1-10
Intended Tax Treatment	A-1-2
Interim Period	A-1-43
Investment Company Act	A-1-10
IPO	A-1-60
JOBS Act	A-1-40
Knowledge of SPAC	A-1-10
Knowledge of the Company	A-1-10

Annex A-1-v

Lancaster BVI	A-1-1
Lancaster BVI A&R Charter	A-1-1
Lancaster BVI Share Conversion	A-1-1
Lancaster Malawi	A-1-1
Law	A-1-10
Liabilities	A-1-10
Made Available	A-1-10
Maples	A-1-65
Material Permits	A-1-25
Merger	A-1-1
Merger Sub	A-1-1
Merger Sub Material Adverse Effect	A-1-10
Merger Sub Shareholder’s Approval	A-1-47
Merger Sub Subscriber Shares	A-1-41
Mineral Rights	A-1-10
Minimum Cash Condition	A-1-59
Mining Development Agreement	A-1-10
Mining Leases	A-1-10
Mining Real Property	A-1-11
MKA BVI	A-1-1
MKA Poland	A-1-1
MKA Shareholders’ Approval	A-1-47
Mkango ServiceCo	A-1-70
Nasdaq	A-1-72
Non-Recourse Parties	A-1-65
Non-Recourse Party	A-1-65
NYSE	A-1-11
Offtake Agreement	A-1-56
Ordinary Course	A-1-11
Organizational Documents	A-1-11
Orrick	A-1-65
OTC Markets	A-1-11
Outside Date	A-1-60
Patents	A-1-11
PCAOB	A-1-11
Permitted Encumbrances	A-1-11
Permitted Financing	A-1-3
Permitted Financing Agreement	A-1-3
Permitted Financing Investors	A-1-3
Permitted Financing Proceeds	A-1-3
Person	A-1-11
Personal Data	A-1-12
Plan of Merger	A-1-18
Policies	A-1-34
Pre-Closing Reorganization	A-1-1

Annex A-1-vi

Privacy Laws	A-1-12
Process	A-1-12
Processed	A-1-12
Processing	A-1-12
Projects	A-1-12
Proxy/Registration Statement	A-1-12
PubCo	A-1-1
PubCo A&R Charter	A-1-18
PubCo Incentive Plan	A-1-55
PubCo Ordinary Shares	A-1-73
PubCo Warrant	A-1-19
PubCo Warrants	A-1-19
QEF	A-1-53
REE Product	A-1-12
Registered IP	A-1-12
Registration Rights and Lock-Up Agreement	A-1-2
Regulatory Approvals	A-1-49
Release	A-1-12
Released Claims	A-1-60
Reorganization	A-1-1
Representatives	A-1-13
Required Governmental Authorization	A-1-13
Restraint	A-1-57
Sanctions	A-1-13
Sarbanes-Oxley Act	A-1-13
SEC	A-1-13
Securities Act	A-1-13
Security Incident	A-1-13
Selling Shareholder	A-1-1, A-1-23
Selling Shareholder’s Approval	A-1-23
Share Split	A-1-20
Shareholder Litigation	A-1-53
Shareholder Support Agreement	A-1-2
Software	A-1-13
Songwe Hill Project	A-1-13
SPAC	A-1-1
SPAC Acquisition Proposal	A-1-13
SPAC Board	A-1-3
SPAC Board Recommendation	A-1-52
SPAC Charter	A-1-13
SPAC Class A Ordinary Shares	A-1-2
SPAC Class B Conversion	A-1-2
SPAC Class B Ordinary Shares	A-1-2
SPAC Cure Period	A-1-59
SPAC Director	A-1-55
SPAC Disclosure Letter	A-1-35

Annex A-1-vii

SPAC Dissenting Shares	A-1-19
SPAC Financial Statements	A-1-38
SPAC Group	A-1-65
SPAC Material Adverse Effect	A-1-13
SPAC Material Contracts	A-1-40
SPAC Ordinary Shares	A-1-13
SPAC Preference Shares	A-1-14
SPAC Private Placement Warrants	A-1-14
SPAC Prospectus	A-1-60
SPAC Public Warrants	A-1-14
SPAC Redeeming Stock	A-1-14
SPAC Related Party	A-1-14
SPAC SEC Filings	A-1-39
SPAC Securities	A-1-14
SPAC Shareholder	A-1-14
SPAC Shareholder Redemption Amount	A-1-14
SPAC Shareholder Redemption Right	A-1-14
SPAC Shareholder Transaction Proposals	A-1-14
SPAC Shareholders’ Approval	A-1-14
SPAC Shareholders’ Meeting	A-1-51
SPAC Shares	A-1-14
SPAC Transaction Expenses	A-1-15
SPAC Transaction Expenses Cap	A-1-15
SPAC Transaction Expenses Cap Excess	A-1-15
SPAC Treasury Stock	A-1-19
SPAC Unit	A-1-15
SPAC Warrant	A-1-15
SPAC Working Capital Loan	A-1-15
Specified Group Company Representations	A-1-57
Specified SPAC Representations	A-1-58
Sponsor	A-1-15
Sponsor Support Agreement	A-1-2
Subsidiary	A-1-15
Surviving Company	A-1-1
Surviving Company A&R Organizational Documents	A-1-18
Tax	A-1-15
Tax Returns	A-1-16
Taxes	A-1-15
Technical Report Summary	A-1-46
Terminating Company Breach	A-1-59
Terminating SPAC Breach	A-1-59
Trade Secrets	A-1-16
Trademarks	A-1-16
Transaction Documents	A-1-16
Transactions	A-1-16
Transfer Taxes	A-1-16

Annex A-1-viii

Treasury Regulations	A-1-16
Trust Account	A-1-60
Trust Agreement	A-1-39
Trustee	A-1-39
TSXV	A-1-16
U.S.	A-1-16
Union	A-1-16
Unit Separation	A-1-19
Warrant Agreement	A-1-15

Annex A-1-ix

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of July 2, 2025 (this “Agreement”), is made and entered into by and among (i) Crown PropTech Acquisitions, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), (ii) Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Lancaster BVI (as defined below) (“Merger Sub”), (iii) Lancaster Exploration Limited, a company incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Selling Shareholder (as defined below) (“Lancaster BVI”, and from and after the Closing, “PubCo”), (iv) Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned subsidiary of Selling Shareholder (“MKA Poland”), (v) Mkango ServiceCo UK Limited, a company organized under the laws of England and a direct, wholly owned subsidiary of Selling Shareholder (“Mkango ServiceCo”), and (vi) MKA Exploration Limited, a company incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Selling Shareholder (“MKA BVI”, and together with Lancaster BVI, MKA Poland and Mkango ServiceCo, the “Companies” and, each, a “Company”).

RECITALS

WHEREAS, SPAC is a blank check company and was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly incorporated entity and was incorporated for the purpose of effectuating the Transactions;

WHEREAS, the parties hereto desire and intend to effect a business combination transaction whereby, among other things, upon the terms and subject to the conditions set forth in this Agreement, immediately following the adoption of the PubCo A&R Charter, the Pre-Closing Reorganization and the Share Split and at the Effective Time, Merger Sub shall, in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”), merge with and into SPAC (the “Merger”), with SPAC being the surviving company of the Merger and becoming a wholly owned Subsidiary of PubCo (such surviving company is hereinafter referred to for the periods from and after the Effective Time as the “Surviving Company”) and Merger Sub ceasing to exist;

WHEREAS, prior to the Effective Time, in connection with the Merger and subject to the adoption of the Lancaster BVI A&R Charter, Lancaster BVI shall effect the Share Split in accordance with Section 2.7;

WHEREAS, prior to the Effective Time, in connection with the Merger, Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (“Selling Shareholder”) and the Companies intend to effect a reorganization, in accordance with the description set forth in Section 2.1 of the Company Disclosure Letter (the “Pre-Closing Reorganization”), including, among other things, by (i) transferring all equity in MKA Poland to Mkango ServiceCo, (ii) transferring all equity in MKA BVI to Mkango ServiceCo, such that upon completion of the Pre-Closing Reorganization, MKA Poland and MKA BVI shall be wholly owned subsidiaries of Mkango ServiceCo, (iii) adopting amended and restated memorandum and articles of association in form and substance reasonably acceptable to the SPAC and approved by shareholders of Lancaster BVI in accordance with the requirements of its existing memorandum and articles of association (such amended and restated memorandum and articles of association, the “Lancaster BVI A&R Charter” ) and causing the Lancaster BVI A&R Charter to be registered by the Registrar of Corporate Affairs in the British Virgin Islands, and (iv) converting all of the issued shares of Lancaster BVI as at the date immediately prior to the adoption of the Lancaster BVI A&R Charter into a single class of ordinary shares of no par value of Lancaster BVI pursuant to the Lancaster BVI A&R Charter (the “Lancaster BVI Share Conversion”);

WHEREAS, on the Closing Date but prior to the Effective Time, and as part of an integrated transfer with the Merger, Selling Shareholder and the Companies intend to effect a reorganization in accordance with the description set forth in Section 2.1 of the Company Disclosure Letter (“Closing Reorganization”, and together with the Pre-Closing Reorganization, the “Reorganization”), including, among other things, by (i) transferring all equity in Mkango ServiceCo to Lancaster BVI, and (ii) causing Lancaster BVI to transfer all equity in Lancaster Exploration Limited, a company organized under the laws of Malawi (“Lancaster Malawi”) and a direct,

Annex A-1-1

wholly owned subsidiary of Lancaster BVI, to Mkango ServiceCo, such that upon completion of the Closing Reorganization, Mkango ServiceCo shall be a wholly owned subsidiary of Lancaster BVI and Lancaster Malawi shall be wholly owned subsidiaries subsidiary of Mkango ServiceCo;

WHEREAS, on the Closing Date and immediately prior to the Effective Time, each issued and outstanding Class B ordinary share of SPAC, par value $0.0001 per share (“SPAC Class B Ordinary Shares”) shall be automatically converted into one (1) SPAC Class A ordinary share, par value $0.0001 per share (“SPAC Class A Ordinary Shares”) in accordance with the terms of the SPAC Charter (such automatic conversion, the “SPAC Class B Conversion”) and, after giving effect to such automatic conversion immediately prior to the Effective Time, as a result of the Merger, which only shall take place if the transactions described in the preceding paragraph occur, each issued and outstanding SPAC Class A Ordinary Share shall no longer be outstanding and shall automatically be exchanged for the right of the holder thereof to receive one (1) PubCo Ordinary Share on the terms set out in this Agreement and the Plan of Merger;

WHEREAS, for U.S. federal and applicable state or local income tax purposes, it is intended that (a) the SPAC Class B Conversion constitutes a reorganization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) the Merger, the Reorganization and the other transactions contemplated hereby will constitute an integrated transaction that qualifies as a transaction described in Section 351 or Section 368 of the Code (subsection (a) and (b), collectively, the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to SPAC to enter into this Agreement, the Companies, SPAC and Selling Shareholder, have entered into a shareholder support agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Selling Shareholder has agreed to (a) vote its shares held directly or indirectly in all Companies in favor of this Agreement, the Transactions and any related transactions and against any other transactions or proposals that would result or would be reasonably be expected to result in the failure of the Transactions from being consummated, (b) take all actions reasonably necessary to consummate the Transactions, and (c) not transfer or redeem any shares in any Company held by Selling Shareholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to Merger Sub and the Companies to enter into this Agreement, the Companies, SPAC, Sponsor and the other Persons named therein have entered into a sponsor support agreement (the “Sponsor Support Agreement”) pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor and such Persons have agreed to (a) vote all of their SPAC Securities in favor of this Agreement, the Transactions and any related actions, and against any other transactions or proposals that would result or would be reasonably be expected to result in the failure of the Transactions from being consummated, (b) take all actions reasonably necessary to consummate the Transactions, (c) not transfer or redeem any SPAC Securities held by them prior to Closing, (d) waive the anti-dilution rights of the SPAC Class B Ordinary Shares set forth in the SPAC Charter, and (e) subject certain of its PubCo Ordinary Shares to potential forfeiture based on the amount of Available Gross SPAC Cash (defined below), with the PubCo Ordinary Shares subject to forfeiture placed into escrow and released contingent on the post-closing trading price of PubCo Ordinary Shares, and PubCo has agreed to issue to Sponsor certain PubCo Ordinary Shares if the Available Gross SPAC Cash exceeds certain agreed-upon thresholds;

WHEREAS, Lancaster BVI, Sponsor and a designee of Sponsor are parties to that certain Note Purchase Agreement, dated as of June 2, 2025 (the “Convertible Note”), pursuant to which, among other things, (i) Lancaster BVI has agreed to issue the BCA Note and the Form F-4 Note (both as defined in the Convertible Note), (ii) a designee of Sponsor has agreed to fund the BCA Note upon execution of this Agreement, and (iii) the Sponsor has agreed to fund the Form F-4 Note upon the first to occur of a confidential submission or public filing of the Proxy/Registration Statement with the SEC, subject to the terms and conditions set forth therein;

WHEREAS, in connection with the Closing, PubCo, certain SPAC Shareholders (including Sponsor) and Selling Shareholder shall enter into a registration rights and lock-up agreement substantially in the form attached hereto as Exhibit A (the “Registration Rights and Lock-Up Agreement”), pursuant to which, among other things, (i) effective upon the Closing, PubCo shall commit, subject to the terms and conditions set forth therein, to file applicable registration statements including the PubCo Ordinary Shares, PubCo Warrants, and PubCo Ordinary Shares underlying the PubCo Warrants held by the signatories party thereto and (ii) the holders of PubCo Ordinary Shares party thereto shall agree, subject to the terms and conditions set forth therein, for the period after the Closing specified therein, not to transfer their PubCo Ordinary Shares, if any, subject to certain exceptions, other than pursuant to the Sponsor Support Agreement;

Annex A-1-2

WHEREAS, at the Effective Time, PubCo, SPAC and Transfer Agent shall enter into an assignment and assumption agreement with respect to the SPAC Warrant Agreement, in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), pursuant to which SPAC shall assign to PubCo all of its rights, interests, and obligations in and under the SPAC Warrant Agreement;

WHEREAS, prior to or in connection with the Closing, PubCo, SPAC and/or any of the Group Companies, on the one hand, and certain investors, on the other hand (collectively, the “Permitted Financing Investors”), may enter into one or more financing agreements (each, a “Permitted Financing Agreement”), pursuant to which, among other things, each Permitted Financing Investor shall agree to (a) subscribe for and purchase on the Closing Date, and PubCo shall agree to issue and sell to each such Permitted Financing Investor on the Closing Date, the number of PubCo Ordinary Shares or other Equity Securities of PubCo set forth in the applicable Permitted Financing Agreement in exchange for the purchase price set forth therein, or (b) provide any other form of equity financing (including backstops, recycling facilities, forward purchase agreements), royalty financing or other credit products (the aggregate financing under all Permitted Financing Agreements, collectively, the “Permitted Financing Proceeds” and the financing under all Permitted Financing Agreements, collectively, the “Permitted Financing”), in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that it is advisable and in the best interests of SPAC to enter into this Agreement and the other Transaction Documents to which it is a party, and to consummate the Merger and the other Transactions, (b) approved and declared advisable this Agreement and the other Transaction Documents to which it is a party, and the execution, delivery and performance thereof and the consummation of the Merger and the other Transactions, (c) resolved to recommend the adoption of this Agreement and the Merger by the SPAC Shareholders, and (d) directed that this Agreement and the Merger be submitted to the SPAC Shareholders for their adoption;

WHEREAS, (a) the board of directors of Merger Sub have (i) determined that it is advisable and in the best interests of Merger Sub to enter into this Agreement and the transactions contemplated hereby and to consummate the Merger and (ii) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; and (b) the sole shareholder of Merger Sub has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, the directors of each Company and the Selling Shareholder have, as applicable, (a) approved the Merger, the Pre-Closing Reorganization, the Share Split and other Transactions; (b) approved this Agreement and the other Transaction Documents and the execution, delivery and performance thereof and the consummation of the Transactions; and (c) resolved to recommend the adoption of this Agreement and the Merger by the Selling Shareholder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, SPAC, Merger Sub and the Companies agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1          Definitions. As used herein, the following terms shall have the following meanings:

“Action” means any charge, claim, action, complaint, petition, prosecution, audit, investigation, appeal, suit, litigation, injunction, writ, order, arbitration, mediation or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Laws.

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

“Anti-Money Laundering Laws” means all financial recordkeeping and reporting requirements and all money laundering-related laws of jurisdictions where the Companies or their respective Subsidiaries conduct business or own assets, and any related or similar Laws issued, administered or enforced by any Governmental Authority, including the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act and The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

Annex A-1-3

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Available Gross SPAC Cash” means, without duplication, an amount equal to the sum of (a) the gross amount of cash available in the Trust Account following the SPAC Shareholders’ Meeting, plus (b) the aggregate net amount of Permitted Financing Proceeds that have or will be funded as of the Business Day immediately prior to the Closing Date pursuant to Permitted Financing Agreements.

“Available Net SPAC Cash” means Available Gross SPAC Cash, less (a) the amount required to satisfy the SPAC Shareholder Redemption Amount, less (b) the Company Transaction Expenses Cap, and less (c) the SPAC Transaction Expenses Cap.

“Bankable Feasibility Study” means a “feasibility study” as such term is defined in Item 1300 of Regulation S-K.

“Benefit Plan” means (a) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) or (b) compensation or benefit plan, program, policy, practice, Contract, agreement, or other arrangement, including any employment, consulting, severance, termination pay, deferred compensation, retirement, paid time off, vacation, profit sharing, incentive, bonus, health, welfare, performance awards, equity or equity-based compensation (including stock option, equity purchase, equity ownership, and restricted stock unit), disability, death benefit, life insurance, fringe benefits, indemnification, retention or stay-bonus, transaction or change-in control plan, program, policy, practice, Contract, agreement, or other arrangement, whether written, unwritten or otherwise, that is sponsored, maintained, contributed to or required to be contributed to by any Company or any of their Subsidiaries for the benefit of any current or former employee, director or officer, individual consultant or other individual service provider of the Companies or any of their Subsidiaries or otherwise with respect to which any Company or any of the Companies’ Subsidiaries has any Liability, in each case other than any statutory benefit plan mandated by Law.

“Business Combination” has the meaning set forth in the SPAC Charter.

“Business Data” means confidential or proprietary data, databases, data compilations and data collections (including customer databases), and technical, business and other information, including Personal Data, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed or disposed of by or on behalf of the Company or any of its Subsidiaries or by the Company Systems.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands, the British Virgin Islands and Vancouver, British Columbia, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“BVI Companies Act” means the BVI Business Companies Act (2020 Revised Edition) (as amended) of the British Virgin Islands.

“Cash and Cash Equivalents” means, for any Person, all cash and cash equivalents (including marketable securities, checks and bank deposits).

“Company Acquisition Proposal” means, other than (A) pursuant to the Transactions or (B) in connection with any business conducted or proposed to be conducted (as reasonably apparent based on the public filings of Selling Shareholder as of the date hereof) by Maginito Limited, a company incorporated under the laws of the British Virgin Islands, or any of its Subsidiaries (such business, the “Maginito Business”), any direct or indirect acquisition (whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, redemption, cancellation, purchase or issuance of Equity Securities, tender offer, purchase or sale of assets, conveyance, transfer, assignment, assumption, delegation, secondment, or otherwise) by any third party (i.e., a Person that is not a Group Company), in one transaction or a series of transactions, of (a)(i) any material asset or all or a material portion of the revenues or businesses of the Companies or their Subsidiaries, taken as a whole, or (ii) any of the Mineral Rights or the Projects, or (b) any Equity Securities of any of the Companies or any of their Subsidiaries; provided, that no Permitted Financing shall be deemed to constitute a Company Acquisition Proposal.

Annex A-1-4

“Company Closing Cash” means, without duplication, all Cash and Cash Equivalents of the Companies and their Subsidiaries on a consolidated basis as of the close of business on the Business Day immediately prior to the Closing Date, as determined in accordance with Section 2.9(a).

“Company Closing Indebtedness” means the Indebtedness of the Companies and their Subsidiaries on a consolidated basis as of the close of business on the Business Day immediately prior to the Closing Date, as determined in accordance with Section 2.9(a); provided, that, Company Closing Indebtedness shall exclude any amounts owed to the Selling Shareholder or its Affiliates that have been discharged, capitalized or otherwise eliminated such that no amounts remain payable at or as of the Closing.

“Company Contract” means any Contract to which a Company or any of its Subsidiaries is a party or by which a Company is bound.

“Company IP” means all Company Owned IP and all other Intellectual Property used or held for use in or necessary for the operation of the business of a Company or any of its Subsidiaries as currently conducted.

“Company Leased Real Property” means any real property subject to a Company Lease.

“Company Major Customers” means the top ten (10) customers of the Companies and their Subsidiaries, collectively, for the financial year ended December 31, 2024.

“Company Major Suppliers” means the top ten (10) suppliers of the Companies and their Subsidiaries, collectively, for the financial year ended December 31, 2024.

“Company Material Contracts” means, collectively, each Company Contract that:

(a)         involves obligations (contingent or otherwise), payments or revenues to or by the Companies or their Subsidiaries in excess or reasonably anticipated to be in excess of $250,000 in the last twelve (12) months prior to the date of this Agreement or expected obligations (contingent or otherwise), payments or revenues in excess of $250,000 in the next twelve (12) months after the date of this Agreement;

(b)         is with a Company Related Party (other than those employment agreements, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants that are terminable without liability to any Company or any of their Subsidiaries);

(c)         is any investment agreement, stockholders agreement or other agreement with any Person creating or governing the rights of such Person in respect of such Person’s holding of any Equity Securities in, or the management of, the Companies or any of their Subsidiaries;

(d)         involves Indebtedness with or with respect to an amount in excess of $250,000;

(e)         involves the lease, license, sale, use, disposition or acquisition of a business or assets constituting a business involving purchase price, payments or revenues in excess of $250,000;

(f)          involves the capital expenditure by the Companies or any of their Subsidiaries in an amount in excess of $250,000 in the aggregate in any twelve (12)-month period;

(g)         involves the waiver, compromise, or settlement of any dispute, claim, litigation, arbitration or other Action with an amount higher than $250,000;

(h)         grants a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Companies and their Subsidiaries, taken as a whole;

(i)          contains covenants of any Company or any of their Subsidiaries (i) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any material respect in any line of business or (ii) prohibiting or restricting the Company’s or any of its Subsidiaries’ ability to conduct their respective business with any Person in any geographic area in any material respect;

(j)          contains any “most favored nations” provisions or other price guarantees for a period greater than one (1) year;

Annex A-1-5

(k)         is entered into with any of the Company Major Customers;

(l)          is entered into with any of the Company Major Suppliers;

(m)        is entered into with any Governmental Authority;

(n)         is entered into with respect to mergers, acquisitions or sales of any Person, material business unit or material asset thereof by any Company or any of their Subsidiaries if (i) entered into since the General Lookback Date or (ii) containing ongoing material obligations or liabilities with respect to any Company or any of their Subsidiaries, including deferred purchase price payments, earn-out payments or indemnification obligations;

(o)         involves the establishment of, contribution to, or operation of a partnership, joint venture, alliance, collaboration, variable interest or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, Equity Securities or assets of any person;

(p)         relates to the license, sublicense, creation, development, or acquisition of any material Company IP, other than (i) non-exclusive licenses of commercially-available, unmodified, off-the-shelf Software used solely for the Companies’ or any of their Subsidiaries’ internal use, (ii) non-exclusive licenses granted in the Ordinary Course to customers of the Companies or any of their Subsidiaries, (iii) incidental licenses and (iv) Contracts with employees or contractors of the Companies entered into in the Ordinary Course;

(q)         is a collective bargaining agreement or other Contract with a Union;

(r)          is a Mining License;

(s)          is a Company Lease;

(t)          is a Contract involving the Mineral Rights (including but not limited to any tribute agreement), or royalties or mining-related obligations with respect to any of the land subject to a Mining License or on any portion of the Mining Real Property;

(u)         with respect to the employment or engagement of any employee, officer, director, individual consultant or other individual service provider that provides for target annual cash compensation in excess of $250,000 that (i) requires any Company or any of their Subsidiaries to provide notice in excess of thirty (30) days in order to terminate such employment or engagement or (ii) provides for severance, retention, change in control, transaction or similar payments or accelerated vesting of compensation or benefits upon the Transactions;

(v)         is a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Companies or any Subsidiaries of the Companies are a party;

(w)        is a currency or interest hedging arrangement material to the business of the Companies and their Subsidiaries, taken as a whole; or

(x)         any commitment to enter into agreement with respect to the foregoing.

“Company Material Adverse Effect” means any Event (other than the Events set forth on Section 1.1-I of the Company Disclosure Letter which are described therein as being excluded from this definition of “Company Material Adverse Effect”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets and Liabilities, results of operations, cash flows, or financial condition of the Companies and their Subsidiaries, taken as a whole or (ii) would prevent any Company from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking, as respectively applicable, of any action (1) expressly required to be taken or refrained from being taken, as respectively applicable, under this Agreement or the Transaction Documents so as not to constitute a breach of this Agreement or any Transaction Document, (2) which SPAC has requested in writing, or (3) to which SPAC has consented in writing, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic

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or pandemic, acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of the Companies and any of their Subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the Companies or any of their Subsidiaries operate, or (h) the announcement or consummation of this Agreement or the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with any Governmental Authority, third parties or other Person; provided, however, that in the case of each of clauses (b), (d), (e), and (g), any such Event to the extent it disproportionately affects any Company or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Companies or any of their Subsidiaries.

“Company Related Party” means (a) any member, shareholder, equity interest holder or other Person who, together with its Affiliates, directly or indirectly (including as the beneficiary of a trust) holds no less than 5% of the total outstanding share capital or other securities of the Companies or any of their Subsidiaries, (b) any director or officer of the Companies or any of their Subsidiaries or (c) any immediate family member of the foregoing Persons in clauses (a) and (b), in each case of clauses (a) and (b), excluding the Companies or any of their Subsidiaries.

“Company Shares” means, as of immediately following the Pre-Closing Reorganization and prior to the Effective Time, the issued and outstanding ordinary shares of Lancaster BVI, of no par value.

“Company Systems” mean Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer or information technology systems, owned or use or held for use by or on behalf of the Companies or any of their Subsidiaries.

“Company Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by or on behalf of the Group Companies or any of their Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) the Nasdaq Filing Fees, (c) the fees associated with filing the Proxy/Registration Statement with the SEC, (d) all filing fees under the HSR Act and all other applicable Antitrust Laws in connection with the Transactions, and (e) any premiums (including insurance premium tax, if any), fees, disbursements or expenses incurred in connection with PubCo’s D&O Tail, in each case (x) incurred in connection with the Transactions, including, in each case, any VAT thereon, and (y) in accordance with the illustrative example set forth on Section 1.1 of the SPAC Disclosure Letter (the “Expense Allocation Schedule”).

“Company Transaction Expenses Cap” means $5,000,000.

“Company Transaction Expenses Cap Excess” means the dollar amount by which the Company Transaction Expenses, as at the Closing, exceed the Company Transaction Expenses Cap; provided, however, that, to the extent any portion of the Company Transaction Expenses is paid or settled in the form of PubCo Ordinary Shares (rather than cash), such equity-settled portion shall not be counted toward the Company Transaction Expenses Cap for purposes of calculating the Company Transaction Expenses Cap Excess. For the avoidance of doubt, if the Company Transaction Expenses are equal to or less than the Company Transaction Expenses Cap, then the Company Transaction Expenses Cap Excess shall be deemed to be $0.

“Competing SPAC” means any publicly traded special purpose acquisition company other than SPAC.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations.

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“Control” in relation to any Person means (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether as trustee or executor or by Contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly.

“Canadian Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province of territory of Canada.

“Data Room” means the virtual data room in the folder titled “Due Diligence Folder” administered by DropBox containing written documents and information relating to the Group Companies maintained by or on behalf of the Companies to which SPAC and its Representatives had access to on or prior to the date of this Agreement.

“Data Security Requirements” means all of the following to the extent applicable to the Companies or any of their Subsidiaries or any Company Systems or Business Data and in each case pertaining to data protection, data transfer, data privacy, data security, or data breach notification requirements: (a) all Laws (including all Privacy Laws); (b) the Companies’ and their Subsidiaries’ rules, policies, and procedures; (c) industry standards applicable to the industry in which the business of the Companies or any of their Subsidiaries operates and (d) Contracts to which the Companies or any of their Subsidiaries is a party or by which they are bound.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter and the SPAC Disclosure Letter.

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, license, covenant not to sue, option, right of first offer, refusal or negotiation, hypothecation, assignment, deed of trust, title retention or other similar encumbrance of any kind whether consensual, statutory or otherwise.

“Environmental Laws” means all Laws concerning (a) pollution, (b) protection of the environment, natural resources, or human health or safety (but only with respect to protection from pollutants) or (c) the use, generation, management, manufacture, processing, treatment, storage, transportation, remediation, cleanup, handling, disposal or Release of or threatened Release of, or exposure to, Hazardous Substances.

“Equity Securities” means, with respect to any Person, any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“Equity Value” means (a) $400,000,000, minus (b) the Company Closing Indebtedness, plus (c) the Company Closing Cash, less (d) the Company Transaction Expenses Cap Excess, if any.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient of (a) the Equity Value divided by (b) the Company Shares following the Pre-Closing Reorganization divided by (c) $10.00.

“Extended Lookback Date” means the date that is six (6) years prior to the date of this Agreement.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time and consistently applied.

“General Lookback Date” means the date that is three (3) years prior to the date of this Agreement.

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“Government Official” means any officer, cadre, civil servant, employee or any other person acting in an official capacity for any Governmental Authority (including any government-owned or government-Controlled enterprise, political party and public international organization), or any candidate for governmental or political office.

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory (including as to mining, land, environmental, licensing, permit, lease, employment and corporate rescue matters), taxing or administrative functions of, or pertaining to, any government, regulation or compliance, or any arbitrator, mediator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority, and any company, businesses, enterprise, or other entities owned or Controlled by the above Governmental Authorities.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Group Companies” means the Companies and the Selling Shareholder, and each of their respective Subsidiaries, and “Group Company” means any of them.

“Hazardous Substance” means: (a) any substance, material or waste which is regulated by, or for which liability or standards of conduct may be imposed under, any Environmental Law, including any substance, material or waste which is defined as a “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “pollutant,” “contaminant,” “toxic substance,” “toxic waste” or other similar term or phrase under any Environmental Law and (b) petroleum or petroleum by-products, radon, radioactive materials or wastes, per- and polyfluoroalkyl substances, asbestos or asbestos-containing materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, including any amount due to any shareholder of such Person, (b) the principal and accrued interest components of capitalized lease obligations under IFRS (with respect to the Companies and their Subsidiaries) or GAAP (with respect to SPAC), (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby) under which payments are obligated to be made by such Person, (f) the deferred and unpaid purchase price of any assets, property or rights acquired by the Companies or their Subsidiaries, including “earn outs,” “seller notes,” “exit fees,” and “retention payments,” but excluding payables arising in the Ordinary Course, (g) (i) any due and unpaid Taxes for any taxable period (or a portion thereof) ending on or prior to the Closing Date, (ii) delinquent amounts owed under or in terms of public regulation or contracts with respect to employment related matters, and (iii) any other amounts owed that are delinquent, in arrears or otherwise remain unpaid after their applicable payment due date, but solely to the extent the aggregate amount under clauses (g)(i), (g)(ii) and (g)(iii) exceeds $500,000, (h) any unfunded or underfunded liabilities pursuant to any pension or nonqualified deferred compensation plan or arrangement and any salary or other compensation payment due and unpaid, (i) the amount required to be paid to release any lien other than a Permitted Encumbrance on the assets of any Company or any of their Subsidiaries, (j) the amount of any unsatisfied judgment or award against any Company or any of their Subsidiaries, (k) breakage costs, prepayment or early termination premiums or penalties payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (j), and (l) all Indebtedness of another Person referred to in clauses (a) through (j) above guaranteed directly or indirectly, jointly or severally; provided, however, for the sake of clarity, that with respect to the Companies, Indebtedness shall not include (i) any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person, (ii) account or trade payables arising in the Ordinary Course and (iii) asset retirement obligations listed on the Companies’ balance sheet.

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“Intellectual Property” means all intellectual property, industrial property and proprietary rights in any and all jurisdictions worldwide, including rights in: (a) Patents, (b) Trademarks, (c) copyrights and copyrightable works, (d) Trade Secrets, (e) Software, (f) “moral” rights, rights of publicity or privacy, data base or data collection rights and other similar intellectual property rights, (g) registrations, applications, and renewals for any of the foregoing in (a)-(f), and (h) all rights in the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Knowledge of SPAC” or any similar expression means the knowledge that any individual listed on Section 1.1-II of the SPAC Disclosure Letter actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports directly responsible for the applicable subject matter.

“Knowledge of the Company” or any similar expression means the knowledge that any individual listed on Section 1.1-III of the Company Disclosure Letter actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports directly responsible for the applicable subject matter.

“Law” means any statute, law, ordinance, rule, treaty, code, directive, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Liabilities” means any debts, liabilities, commitments, duties or obligations of any nature (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract.

“Made Available” means, with respect to any document or information made available by a Group Company or any of its Representatives pursuant to this Agreement at least forty-eight (48) hours prior to the date hereof via the Data Room.

“Merger Sub Material Adverse Effect” means, with respect to Merger Sub, any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, properties, assets and Liabilities, results of operations, cash flows, or financial condition of Merger Sub or (ii) the ability of Merger Sub to consummate the Transactions; provided, however, that in no event would the taking (if so required to be taken) or refraining from taking (if so required to be refrained from being taken) of any action expressly required to be taken or refrained from being taken under this Agreement, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, an “Merger Sub Material Adverse Effect”.

“Mineral Rights” means the mining rights under the Mining Licenses and all of the Companies’ or their Subsidiaries’ prospecting or mining rights or licenses, exploration licenses, exploration permits, mining claims, mining leases, mining licenses, special grants, mineral and exploitation concessions, mining Contracts, association agreements, easements, and surface rights and other forms of mineral tenure or other rights to Minerals (including exploitation and development rights), or rights to work upon or occupy lands, and all material permits, agreements, approvals, consents, certificates, dockets, proceedings, registrations and authorizations granting such licenses, rights, leases, permits, grants or easements for the purposes of searching for, developing, extracting or disposing of Minerals under any form of mineral tenure or right, whether contractual, statutory, regulatory, or otherwise or any interest therein.

“Minerals” means all ores, and ores and concentrates derived therefrom, of precious, base and industrial metals (including gold, copper and cobalt) or other minerals.

“Mining Development Agreement” means that certain Mine Development Agreement, by and among the Republic of Malawi, Lancaster BVI and Lancaster Malawi, dated July 26, 2024.

“Mining Licenses” means, collectively, any retention licenses issued to Lancaster BVI, MKA BVI or any of their respective Subsidiaries by the Malawi Governmental Authority or with respect to Mineral Rights, including the Phalombe and Thambani licenses.

Annex A-1-10

“Mining Real Property” means, with respect to the Projects or Mining Licenses, all land, or portions thereof, together with all buildings, structures, material improvements and material fixtures located thereon, and all easements and other rights and interests appurtenant thereto, including any owned real property or leases of any real property, which are or may be accessed, used, required and/or occupied by the Companies or their Subsidiaries.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Nasdaq Filing Fees” means the fees, costs and expenses incurred by a party to this Agreement or on its behalf in connection with preparation, submission and filing of the Proxy/Registration Statement with Nasdaq.

“NYSE” means the New York Stock Exchange.

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation or articles of incorporation or registration, bylaws, memorandum and/or articles of association, constitution, registers, limited liability company agreement, shareholders agreement or similar organizational documents, in each case, as amended or restated.

“OTC Markets” means OTC Markets Group.

“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS (with respect to the Group Companies) or GAAP (with respect to SPAC); (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings; (c) all matters of record, including defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Encumbrances, in each case, that do not materially interfere with the present and currently anticipated use of the Company Leased Real Property (with respect to the Group Companies); (d) with respect to any Company Leased Real Property: (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrances thereon, (ii) any Encumbrances permitted under a Company Lease, (iii) any Encumbrances encumbering the real property of which the Company Leased Real Property is a part, and (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority, in each case (with respect to each of clauses (i) through (iv)), that do not materially interfere with the present and currently anticipated use of the Company Leased Real Property by the Group Companies; (e) non-exclusive licenses of Company IP granted to customers or suppliers of the Companies or any of their Subsidiaries in the Ordinary Course and consistent with past practice, which do not materially interfere with the present and currently anticipated use of the Company IP by the Group Companies; (f) Ordinary Course purchase money Encumbrances and Encumbrances securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, provided that with respect to the Group Companies, the documentation for such purchase money Encumbrances and capital lease arrangements have been Made Available to SPAC; (g) other Encumbrances (i) arising in the Ordinary Course and (ii) not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (h) reversionary rights in favor of landlords under any Company Lease with respect to any of the buildings or other improvements owned or leased by the Companies or any of their Subsidiaries; and (i) Encumbrances described on Section 1.1-IV of the Company Disclosure Letter.

“Person” means any individual, firm, corporation, exempted company, company, partnership, exempted limited partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

Annex A-1-11

“Personal Data” has the meaning given to the term “personal data,” “personal information” or other similar term by applicable Laws and shall also include (a) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including, to the extent constituting or comprising the foregoing, name, street address, telephone number, email address, photograph, social security number, government-issued ID number, customer or account number, health information, financial information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; or (b) all other data or information that is otherwise protected by any applicable Laws.

“Privacy Laws” means all applicable Laws concerning the Processing of Personal Data, including incident reporting and Security Incident notifying requirements.

“Process”, “Processing” or “Processed” means the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, encryption, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, erasure or destruction of data, including Personal Data.

“Prohibited Person” means any Person that is (a) organized under the laws of, or resident in, any U.S. embargoed or restricted country (which, as of the date of this Agreement, includes Cuba, Iran, North Korea, Syria and the Crimea, Donetsk and Luhansk regions of Ukraine), (b) included on any Sanctions-related list of blocked or designated parties (including the United States Commerce Department’s Denied Parties List, Entity List, and Unverified List; the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List and Consolidated Sanctions List; the Department of State’s Debarred List; or any list of Persons subject to Sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union and its member states); (c) owned fifty percent (50%) or more or otherwise controlled, directly or indirectly, by a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person described in clause (b) above or a government of a country described in clause (a); or (e) a Person with whom business transactions, including exports and imports, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Projects” means, collectively, the Songwe Hill Project and the Pulawy Separation Plant Project.

“Proxy/Registration Statement” means a registration statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Lancaster BVI under the Securities Act relating to the Transactions and containing a notice of meeting and a proxy statement of SPAC with respect to the SPAC Shareholders’ Meeting and the Transactions to be used for the purpose of soliciting proxies from SPAC Shareholders to approve the SPAC Shareholder Transaction Proposals.

“PubCo Ordinary Shares” means the authorized shares of PubCo, of no par value, as described in the PubCo A&R Charter.

“Pulawy Separation Plant Project” means the project undertaken by the Companies and their Subsidiaries in Puławy, Poland, focused on developing a separation plant.

“REE Product” means any product sold or to be sold by Lancaster BVI or any of its Subsidiaries, the price for which is determined primarily on the basis of the content of rare earth elements contained therein.

“Registered IP” means Company Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or other authority.

“Release” means any release, spill, emission, leaking, pumping, pouring, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substances into or through the indoor or outdoor environment or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, or groundwater.

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“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Required Governmental Authorization” means all franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the businesses of the Companies and any of their Subsidiaries, as currently conducted or as contemplated to be conducted as of the Closing, in accordance with applicable Laws.

“Sanctions” means those trade, economic and financial sanctions and export controls laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the United States Commerce Department, the U.S. Department of Treasury, and the Department of State), (b) the European Union and its member states, (c) the United Nations Security Council, (d) the United Kingdom and (e) any other similar trade, economic and financial sanctions administered by a Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any actual, alleged or reasonably suspected data breach, ransomware or other security incident or Event that results in, has resulted in, or is reasonably suspected to have resulted in the corruption or loss, or accidental, unauthorized or unlawful destruction, alteration or disclosure of, or access to or use of, any Personal Data or other Business Data or any Company Systems.

“Software” means all software, data, and databases, together with object code, source code, firmware, and embedded versions thereof, and documentation related thereto, together with intellectual property, industrial property and proprietary rights in and to any of the foregoing.

“Songwe Hill Project” means the project undertaken by the Companies and their Subsidiaries to explore and potentially develop rare earth elements from materials extracted from the Songwe Hill in Malawi.

“SPAC Acquisition Proposal” means any, direct or indirect, acquisition, merger, domestication, reorganization, Business Combination or similar transaction, in one transaction or a series of transactions, involving SPAC or involving all or a material portion of the assets, Equity Securities or businesses of SPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise).

“SPAC Charter” means the Fifth Amended and Restated Memorandum and Articles of Association of SPAC, adopted by special resolution dated May 9, 2025, as amended and in effect as of the date hereof.

“SPAC Ordinary Shares” means, collectively, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares.

“SPAC Material Adverse Effect” means any Event that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets and Liabilities, results of operations or financial condition of SPAC or (ii) would prevent SPAC from consummating the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking, as respectively applicable, of any action (1) expressly required to be taken or refrained from being taken, as respectively applicable, under this Agreement or the Transaction Documents so as not to constitute a breach of this Agreement or any Transaction Document, (2) which the Companies have requested in writing, or (3) to which the Companies have consented in writing, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic, acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any Events that are cured by SPAC prior to the Closing, (g) the announcement or consummation of this Agreement or the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the

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extent attributable to such announcement or consummation) on SPAC’s relationships, contractual or otherwise, with any Governmental Authority, third parties or other Person, (h) the number of SPAC Shareholders who exercise, or who have exercised, their SPAC Shareholder Redemption Right or the failure to obtain SPAC Shareholders’ Approval, (i) any Events generally applicable to publicly traded special purpose acquisition companies, or (j) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares or SPAC Warrants (provided that the underlying causes of such changes referred to in this clause (j) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition); provided, however, that in the case of each of clauses (b), (d), (e) and (i), any such Event to the extent it disproportionately affects SPAC relative to other publicly traded special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to have, a SPAC Material Adverse Effect. Notwithstanding the foregoing, with respect to SPAC, the number of SPAC Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Preference Shares” means preference shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter.

“SPAC Private Placement Warrants” means, collectively, the SPAC Warrants issued to the Sponsor and certain SPAC Shareholders at a price of $1.50 per warrant in a private placement.

“SPAC Public Warrants” means, collectively, the outstanding and unexercised warrants, other than SPAC Private Placement Warrants, issued by SPAC to acquire SPAC Class A Ordinary Shares.

“SPAC Redeeming Share” means the SPAC Class A Ordinary Shares in respect of which the eligible (as determined in accordance with the SPAC Charter) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right.

“SPAC Related Party” means (a) the Sponsor and (b) any director, officer or Affiliate of SPAC or the Sponsor.

“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants.

“SPAC Shares” means, collectively, the SPAC Ordinary Shares and SPAC Preference Shares.

“SPAC Shareholder” means any holder of any SPAC Shares.

“SPAC Shareholder Redemption Amount” means the aggregate amount payable with respect to all SPAC Redeeming Shares.

“SPAC Shareholder Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Class A Ordinary Shares to redeem all or a portion of the SPAC Class A Ordinary Shares held by such holder as set forth in the SPAC Charter, including in connection with the SPAC Shareholder Transaction Proposals and/or any extension of the date by which the SPAC must consummate a Business Combination.

“SPAC Shareholders’ Approval” means the vote of SPAC Shareholders required to approve the SPAC Shareholder Transaction Proposals, as determined in accordance with applicable Laws and the SPAC Charter.

“SPAC Shareholder Transaction Proposals” means the adoption and approval by the SPAC Shareholders of each proposal reasonably agreed to by SPAC and the Companies as necessary or appropriate in connection with the consummation of the Transactions, including (unless otherwise agreed upon in writing by SPAC and the Companies): (i) the approval and the adoption of this Agreement, the Plan of Merger and the Transactions; (ii) the amendment and restatement of SPAC’s Charter to the Surviving Company A&R Organizational Documents; (iii) the alteration of the SPAC’s authorized share capital; (iv) on an advisory basis only, the material differences between SPAC’s Charter and the PubCo A&R Charter; (v) on an advisory basis only, the approval and adoption of each of the PubCo Incentive Plan(s); (vi) any other proposals the parties hereto agree are necessary or desirable to consummate the Transactions; (vii) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation and vote of proxies because there are not sufficient votes to approve and adopt any of the foregoing or in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right; and (viii) the adoption and approval of each other proposal that Nasdaq or the SEC (or staff members thereof) indicates (x) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (y) are required to be approved by the SPAC Shareholders in order for the Closing to be consummated.

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“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by or on behalf of SPAC, Sponsor or their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of a Business Combination (including the Transactions) or otherwise in connection with SPAC’s operations, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) any fees and expenses in connection with the solicitation, printing, mailing and distribution of the Proxy/Registration Statement and any amendments and supplements thereto, (c) any application fees payable to Nasdaq or related to any minimum Nasdaq shareholder requirements, (d) all fees and expenses incurred by SPAC in connection with calling, organizing and hosting any meetings of the SPAC Shareholders for purposes of voting on the SPAC Shareholder Transaction Proposals, (e) all filing fees payable by SPAC to the Registrar of Companies of the Cayman Islands, (f) all fees and expenses incurred in connection with maintaining and administering the Trust Account, and (g) all and any premiums (including insurance premium tax, if any), fees, disbursements or expenses incurred in connection with the Surviving Company’s D&O Tail, in each case, incurred in connection with the Transactions and including any VAT thereon, and (h) the SPAC Working Capital Loans, including, in each case, any VAT thereon and in accordance with the Expense Allocation Schedule; provided, that SPAC Transaction Expenses shall exclude non-VAT Taxes payable by SPAC.

“SPAC Transaction Expenses Cap” means $5,000,000.

“SPAC Transaction Expenses Cap Excess” means the dollar amount by which the SPAC Transaction Expenses, as at the Closing, exceed the SPAC Transaction Expenses Cap; provided, however, that, to the extent any portion of the SPAC Transaction Expenses is paid or settled in the form of PubCo Ordinary Shares (rather than cash), such equity-settled portion shall not be counted toward the SPAC Transaction Expenses Cap for purposes of calculating the SPAC Transaction Expenses Cap Excess. For the avoidance of doubt, if the SPAC Transaction Expenses are equal to or less than the SPAC Transaction Expenses Cap, then the SPAC Transaction Expenses Cap Excess shall be deemed to be $0.

“SPAC Unit” means the units issued by SPAC in the IPO and the exercise of the underwriters’ overallotment option each consisting of one SPAC Class A Ordinary Share and one-third of a SPAC Warrant.

“SPAC Warrant” means a SPAC Public Warrant or a SPAC Private Placement Warrant, as applicable.

“SPAC Warrant Agreement” means the Warrant Agreement, dated as of February 8, 2021, by and between SPAC and Transfer Agent, as warrant agent.

“SPAC Working Capital Loan” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor, any of SPAC’s officers or directors or other Person, and evidenced by one or more promissory notes, for the purpose of financing costs incurred in connection with a Business Combination.

“Sponsor” means CIIG Management III LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to a specified Person, any other Person Controlled, directly or indirectly, by such specified Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such Person, respectively.

“Tax” or “Taxes” means

a)           all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, abandoned and unclaimed property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes or other tax or like assessment or charge, and including any interest, penalty, or addition thereto;

b)           any liability for any amounts of the type described in clauses (a), (c), and (d) of a predecessor entity, as a transferee or arising by operation of Law;

c)           any liability for the payment of any amounts of the type described in clauses (a), (b), or (d) as a result of being a member of an affiliated, consolidated, combined, or unitary group for any period (including any arrangement for group or consortium Tax relief or similar arrangement); and

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d)           any liability for the payment of any amounts of the type described in clauses (a), (b), or (c) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement to make any payment determined by reference to the Tax liability of a third party.

“Tax Returns” means all returns, declarations, disclosures, computations, notices, statements, claims (including claims for refunds), reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes.

“Trade Secrets” means all trade secrets and other confidential or proprietary information, know-how and other inventions, processes, models, methodologies and all other information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use.

“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, domain names, social media handles, toll-free numbers, and other indicia of origin or quality, whether or not registerable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing.

“Transaction Documents” means, collectively, (a) this Agreement, (b) the Permitted Financing Agreements, (c) the Sponsor Support Agreement, (d) the Shareholder Support Agreement, (e) the Registration Rights and Lock-Up Agreement, (f) the Assignment and Assumption Agreement, (g) the Plan of Merger, and (h) any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them.

“Transactions” means, collectively, the Merger, the Reorganization and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents.

“Transfer Agent” means Continental Stock Transfer and Trust Company or Computershare Trust Company, N.A. (or any of their respective Affiliates), or any other transfer agent mutually agreed to in writing by SPAC and the Companies.

“Transfer Taxes” means any transfer, documentary, sales, use, value added, stamp, recording, escrow, registration and other similar Taxes, fees and costs (including any associated penalties and interest) payable in connection with the Transactions.

“Treasury Regulations” means the regulations promulgated under the Code.

“TSXV” means the TSX Venture Exchange.

“Union” means any union, works council, labor organization or other employee representative body.

“U.S.” means the United States of America.

Section 1.2          Construction.

(a)         Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns.

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(b)         Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)         References to “$”, “dollar”, or “cents” are to the lawful currency of the United States of America.

(d)         Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e)         All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under IFRS (with respect to the Companies) and GAAP (with respect to SPAC).

(f)          Unless the context of this Agreement otherwise requires, references to SPAC and Merger Sub with respect to periods following the Effective Time shall be construed to mean the Surviving Company.

(g)         The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(h)         Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all amendments and other modifications thereto.

(i)          Capitalized terms used in the Exhibits and the Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.

(j)          With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.

Section 1.3          Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding securities of the Companies or SPAC Ordinary Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, issue of bonus shares, division, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or if there shall have been any breach by SPAC with respect to its SPAC Ordinary Shares or rights to acquire SPAC Ordinary Shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of securities of the Companies or SPAC Ordinary Shares, as applicable, will be appropriately adjusted to provide to the holders of PubCo Ordinary Shares, the holders of Lancaster BVI securities or the holders of SPAC Ordinary Shares, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.3 shall not be construed to permit the Companies or SPAC to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

Article II
MERGER; CLOSING

Section 2.1          Pre-Closing Reorganization and Closing Reorganization. Prior to the Effective Time, the Companies shall effect the Pre-Closing Reorganization and the Closing Reorganization in accordance with the description set forth in Section 2.1 of the Company Disclosure Letter.

Section 2.2          Closing; Effective Time.

(a)         Closing. Within three (3) Business Days of the first date on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Closing shall have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at

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the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by SPAC and the Companies in writing, the closing of the Merger (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9 (the day on which the Closing occurs, the “Closing Date”).

(b)          Effective Time. On the Closing Date, upon the terms and subject to the conditions of this Agreement, immediately following the Closing Reorganization, SPAC shall file with the Registrar of Companies of the Cayman Islands a plan of merger, in form and substance reasonably satisfactory to SPAC and the Companies (the “Plan of Merger”), and together with all necessary ancillary documents, in accordance with the Cayman Act. The Merger shall become effective upon the registration of such Plan of Merger or at such later time permitted by the Cayman Act as may be agreed by the Companies and SPAC and specified in the Plan of Merger (the “Effective Time”).

Section 2.3          Effect of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of SPAC and Merger Sub shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of SPAC as the surviving company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by SPAC of any and all agreements, covenants, duties and obligations of SPAC and Merger Sub set forth in this Agreement and the other Transaction Documents to which SPAC or Merger Sub is a party, and SPAC shall thereafter exist as a wholly owned Subsidiary of PubCo and the separate corporate existence of Merger Sub shall cease to exist.

Section 2.4          Organizational Documents. At the Effective Time, the parties shall cause the SPAC Charter, as in effect immediately prior to the Effective Time, to be amended and restated in form and substance reasonably satisfactory to SPAC and the Companies, and, as so amended and restated, shall be the Memorandum and Articles of Association of the Surviving Company, until thereafter amended in accordance with the terms thereof and the Cayman Act (the “Surviving Company A&R Organizational Documents”). Following the Share Split in accordance with Section 2.7 of this Agreement and prior to the Effective Time, Lancaster BVI shall adopt amended and restated memorandum and articles of association of Lancaster BVI (by which the Lancaster BVI A&R Charter are amended and restated) in form and substance reasonably acceptable to the SPAC and approved by shareholders of Lancaster BVI in accordance with the requirements of the Lancaster BVI A&R Charter (such amended and restated memorandum and articles of association, the “PubCo A&R Charter” ) and cause the PubCo A&R Charter to be registered by the BVI Registrar.

Section 2.5          Directors and Officers.

(a)          Directors and Officers of PubCo. In connection with the Pre-Closing Reorganization, the existing directors and officers of Lancaster BVI (except for any directors or officers who are designated in accordance with Section 8.8 of this Agreement and are a director or officer, as applicable, of Lancaster BVI immediately prior to the Effective Time) shall cease to hold office, and the board of directors and the officers of PubCo shall consist of such directors and officers nominated and appointed in accordance with Section 8.8 of this Agreement, each to hold office in accordance with the PubCo A&R Charter until they are removed or resign in accordance with the PubCo A&R Charter or until their respective successors are duly elected or appointed and qualified.

(b)          Directors and Officers of the Surviving Company. With effect from the Effective Time, each of the directors and officers of SPAC immediately prior to the Effective Time shall resign and cease to hold office, and the parties shall cause those individuals determined by the Companies (and specified in the Plan of Merger) to be the initial board of directors and officers of the Surviving Company, each to hold office in accordance with the Surviving Company A&R Organizational Documents until they are removed or resign in accordance with the Surviving Company A&R Organizational Documents or until their respective successors are duly elected or appointed and qualified.

Section 2.6          Effect of the Merger on Issued Securities of SPAC and Merger Sub. By virtue of and as part of the agreed consideration for the Merger and without any further action (except as set out in this Section 2.6) on the part of any party hereto or the holders of securities of SPAC or Merger Sub:

(a)           SPAC Class B Conversion. Immediately prior to the Effective Time, the SPAC Class B Conversion shall occur and each SPAC Class B Ordinary Share shall no longer be outstanding and shall automatically be canceled, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such shares.

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(b)         SPAC Units. Immediately prior to the Effective Time, each SPAC Unit issued and outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-third of a SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), provided that no fractional SPAC Public Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Public Warrant upon the Unit Separation, the number of SPAC Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Public Warrants. The underlying SPAC Securities held or deemed to be held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.6(b).

(c)         SPAC Ordinary Shares. At the Effective Time, immediately following the SPAC Class B Conversion and the separation of each SPAC Unit in accordance with Section 2.6(b), each SPAC Ordinary Share (which, for the avoidance of doubt, shall include the SPAC Ordinary Shares held as a result of the SPAC Class B Conversion and the Unit Separation) issued and outstanding immediately prior to the Effective Time (other than any SPAC Treasury Shares, any SPAC Redeeming Shares and any SPAC Dissenting Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive one (1) PubCo Ordinary Share. As of the Effective Time, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Ordinary Shares, except as expressly provided herein.

(d)         SPAC Warrants. At the Effective Time, each SPAC Warrant that is outstanding immediately prior to the Effective Time shall, pursuant to the Assignment and Assumption Agreement, cease to represent a right to acquire the number of SPAC Ordinary Shares set forth in such Assignment and Assumption Agreement and shall be converted in accordance with the terms of such Assignment and Assumption Agreement, at the Effective Time, into a right to acquire the same number of PubCo Ordinary Shares (a “PubCo Warrant” and collectively, the “PubCo Warrants”) on substantially the same terms as were in effect immediately prior to the Effective Time under the terms of the Assignment and Assumption Agreement.

(e)         SPAC Treasury Shares. Notwithstanding Section 2.6(c) above or any other provision of this Agreement to the contrary, if there are any SPAC Ordinary Shares that are owned by SPAC as treasury shares or any SPAC Ordinary Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the Effective Time (the “SPAC Treasury Shares”), such SPAC Treasury Shares shall automatically be cancelled and shall cease to exist at the Effective Time without any conversion thereof or payment or other consideration therefor.

(f)          SPAC Redeeming Share. Each SPAC Redeeming Share issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist at the Effective Time and shall thereafter represent only the right to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with the SPAC Charter.

(g)         Merger Sub Shares. At the Effective Time, the sole share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company, which ordinary share shall constitute the only issued and outstanding share in the capital of the Surviving Company.

(h)         SPAC Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, SPAC Ordinary Shares issued and outstanding immediately prior to the Effective Time and held by a SPAC Shareholder who is entitled to demand and has properly exercised dissenter rights in respect of such shares in accordance with Section 238 of the Cayman Act (such SPAC Ordinary Shares being referred to collectively as the “SPAC Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s dissenter rights under the Cayman Act with respect to such shares) shall not be converted into a right to receive the consideration described in Section 2.6(c) above, but instead shall be entitled to only such rights as are granted by Section 238 of the Cayman Act; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissent pursuant to Section 238 of the Cayman Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Act, such SPAC Ordinary Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the consideration described in Section 2.6(c) above without interest thereon. During the Interim Period, SPAC shall provide the Companies written notice as promptly as practicable following receipt of any written objections to the Merger, notices of election to dissent, demands received by SPAC for appraisal of SPAC Ordinary Shares, any waiver or withdrawal of any such objections, notices or demands, and any other demand,

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notice, or instrument delivered to SPAC prior to the Effective Time that relates to the foregoing. Except with the prior written consent of Lancaster BVI (which consent shall not be unreasonably conditioned, withheld, or delayed), SPAC shall not make any payment with respect to, or settle, or offer to settle, any such demands during the Interim Period.

Section 2.7          Effect of the Merger on Issued Securities of the Company. Following the Pre-Closing Reorganization, the adoption of the Lancaster BVI A&R Charter and immediately prior to the adoption of the Pubco A&R Charter, as part of the agreed consideration for the Merger and without any further action (except as set out in this Section 2.7) on the part of any party hereto or the holders of securities of the Company or any Group Company, Lancaster BVI shall in accordance with the Lancaster BVI A&R Charter and section 40A of the BVI Companies Act divide its shares so that each Company Share that is issued and outstanding immediately prior to the adoption of the Pubco A&R Charter shall be divided into such larger number of Company Shares of the same class of shares as results by multiplying the Company Share by the Exchange Ratio provided always that in respect of any fraction of a Company Share (or fractions of Company Shares) resulting from the foregoing (each such fraction of a Company Share being herein referred to as a “Share Split Fractional Share”), each such Share Split Fractional Share shall automatically be acquired by Lancaster BVI from the member of Lancaster BVI who would otherwise be the holder thereof for no consideration and without any requirement for the consent of such member of Lancaster BVI (the “Share Split”), without interest, (the additional Company Shares resulting from the Share Split, collectively, the “Company Shareholder Closing Consideration”).

Section 2.8          No Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a Company Share or PubCo Ordinary Share will be issued by virtue of the Merger.

Section 2.9          Closing Deliverables.

(a)         No sooner than seven (7) or later than five (5) Business Days prior to the Closing Date, the Companies shall deliver to SPAC (i) a written report setting forth a list of Company Transaction Expenses, in the form of and consistent with the inputs set forth in the Expense Allocation Schedule, (ii) to the extent such Company Transaction Expenses are expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date, written invoices and wire transfer instructions for the payment thereof, and (iii) a written statement (the “Closing Statement”) prepared in accordance with IFRS and the definitions set forth in this Agreement, and based on the most recent ascertainable financial information of the Group Companies, the Companies’ good faith estimates of the (x) Company Closing Cash, (y) Company Closing Indebtedness, and (z) the resulting Equity Value. SPAC shall be entitled to review and make reasonable comments and revisions to the Closing Statement. The Closing Statement (A) shall be subject to the reasonable review and comment of SPAC (provided that the Companies will reasonably cooperate with SPAC in the review of the Closing Statement, including providing SPAC and its Representatives with reasonable access to the relevant books, records and employees of the Group Companies in order for SPAC to review the Closing Statement, and will in good faith consider any such comments from SPAC), and (B) following any revisions based on the Companies’ good faith consideration of any comments from SPAC, shall be binding for all purposes under this Agreement, including for purposes of determining the Equity Value.

(b)         No sooner than seven (7) or later than five (5) Business Days prior to the Closing Date, SPAC shall deliver to the Companies (i) a written report setting forth a list of SPAC Transaction Expenses, in the form of and consistent with the inputs set forth in the Expense Allocation Schedule, that have been incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date, (ii) written invoices and wire transfer instructions for the payment thereof and (iii) its good faith estimate of the aggregate amount of the Permitted Financing Proceeds.

(c)         At the Closing:

(i)          the Companies shall deliver or cause to be delivered to SPAC:

(1)         evidence of the appointment of the SPAC Director as a director on the board of directors of PubCo, effective as of the Effective Time including a copy of the updated register of directors of Pubco reflecting such appointment;

(2)         evidence of the Merger Sub Shareholder’s Approval, the Plan of Merger and all ancillary documents required to be filed in accordance with the Cayman Act, duly executed by Merger Sub;

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(3)         the Assignment and Assumption Agreement, duly executed by PubCo; and

(4)         the Registration Rights and Lock-Up Agreement duly executed by PubCo and the Selling Shareholder;

(5)         evidence of the approval of the shareholders of Lancaster BVI to those matters forming part of the Pre-Closing Reorganization as require the approval of the shareholders of Lancaster BVI;

(6)         a copy of the Lancaster BVI A&R Charter as registered by the BVI Registrar;

(7)a copy of the updated register of members of Lancaster BVI reflecting all transactions in shares of Lancaster BVI immediately prior to the Effective Time (including reflecting the occurrence of the Lancaster BVI Share Conversion and the Share Split);

(8)         a copy of the updated register of members of MKA BVI reflecting all transactions in shares of MKA BVI immediately prior to the Effective Time (including reflecting Mkango ServiceCo as the sole member of MKA BVI);

(9)         evidence of the approval of the shareholders of Lancaster BVI to the adoption of the PubCo A&R Charter; and

(10)       a copy of the PubCo A&R Charter as registered by the BVI Registrar;

(ii)         SPAC shall deliver or cause to be delivered to the Companies:

(1)         evidence of the SPAC Shareholders’ Approval, the Plan of Merger and all ancillary documents required to be filed in accordance with the Cayman Act, duly executed by SPAC;

(2)         the Assignment and Assumption Agreement duly executed by SPAC and Transfer Agent;

(3)         the Registration Rights and Lock-Up Agreement duly executed by the Sponsor and the other parties thereto (other than PubCo and the Selling Shareholder); and

(4)         duly executed resignation letters from each of the outgoing directors and officers of the SPAC pursuant to Section 2.5(b).

(iii)        The Surviving Company shall:

(1)         cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered;

(2)         pay, or cause the Trustee to pay at the direction and on behalf of the Surviving Company, by wire transfer of immediately available funds from Available Gross SPAC Cash in the following order of priority: (A) first, as and when due all amounts payable on account of the SPAC Shareholder Redemption Amount to former SPAC Shareholders pursuant to their exercise of the SPAC Shareholder Redemption Right, (B) then, an amount equal to $5,000,000 to a bank account designated by the Surviving Company for its immediate use, subject to this Agreement and the Trust Agreement, (C) then, all accrued and unpaid SPAC Transaction Expenses and Company Transaction Expenses, in the sequence set forth in the Expense Allocation Schedule, and (D) immediately thereafter, any and all remaining amounts then available from Available Gross SPAC Cash (if any) to a bank account designated by the Surviving Company for its immediate use, subject to this Agreement and the Trust Agreement; and

(3)         thereafter, terminate the Trust Account, except as otherwise provided in the Trust Agreement.

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Section 2.10        Further Assurances. If, at any time after the Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement, PubCo or the Surviving Company (or their respective designees) shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.

Section 2.11        Withholding. Each of the parties hereto shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. Other than in respect of amounts treated as compensation for applicable Tax purposes, the Companies, PubCo, SPAC or Merger Sub (or their respective Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The parties hereto shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld by the Companies, PubCo, SPAC or Merger Sub (or their Affiliates or Representatives), as the case may be, and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

Article III
REPRESENTATIONS AND WARRANTIES OF THE CompanIES

Except as set forth in the disclosure letter delivered to SPAC by the Companies on the date of this Agreement (the “Company Disclosure Letter”), which exceptions shall be deemed to be part of the representations and warranties made hereunder, the Companies severally, but not jointly, represent and warrant to SPAC as of the date of this Agreement as follows; provided, that other than with respect to the Specified Company Representations, for purposes of this Article III “Company” shall mean any Company and its Subsidiaries, and “Companies” shall mean the Companies and their respective Subsidiaries:

Section 3.1            Organization, Good Standing, Corporate Power and Qualification. Each Company is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets, and to conduct its business as presently conducted and contemplated to be conducted. Each Company is duly licensed or qualified and in good standing in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Companies taken as a whole. Prior to the execution of this Agreement, true and accurate copies of the Organizational Documents of each Company, each as in effect as of the date of this Agreement, have been Made Available by or on behalf of the Companies to SPAC, such Organizational Documents are in full force and effect, and no Company is in default of any term or provision of such Organizational Documents in any material respect. No Company is insolvent, bankrupt or unable to pay its debts as and when they fall due.

Section 3.2          Subsidiaries. A complete list, as of the date of this Agreement, of each Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities, as applicable, is set forth on Section 3.2(i) of the Company Disclosure Letter. Except as set forth on Section 3.2(ii) of the Company Disclosure Letter, the Companies do not own, directly or indirectly, any equity or similar interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, company, partnership, joint venture or business association or other entity and has not agreed to, nor is bound by, any Contract under which it may become obligated to make any future investment in or capital contribution to any other entity. Each Company has been duly organized or incorporated and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Except as set forth on Section 3.2(iii) of the Company Disclosure Letter, no Company is insolvent, bankrupt or unable to pay its debts as and when they fall due. Each Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Company’s jurisdiction of formation) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing in all respects (to the extent such concept is applicable in the Company’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Companies taken as a whole.

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Section 3.3          Capitalization of the Company.

(a)         Section 3.3(a) of the Company Disclosure Letter sets forth the Company Shares and the authorized and issued share capital of each of the other Companies as of the date of this Agreement, all of which is owned, directly or indirectly, by the Selling Shareholder. There are no other Equity Securities of any Company issued or outstanding as of the date of this Agreement. As of the date of this Agreement, all of the issued and outstanding Company Shares and other Equity Securities of the Companies: (A) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (B) have been offered, sold and issued in compliance with applicable Laws and all requirements set forth in (1) the Organizational Documents of each applicable Company and (2) any other applicable Contracts governing the issuance or allotment of such Company Shares and other Equity Securities of the Companies to which any Company is a party or otherwise bound; and (C) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Laws, the Organizational Documents of any Company or any other Company Material Contract.

(b)Except as contemplated by this Agreement or the other Transaction Documents, the Companies are not party to any contracts or commitments by which any Company is or may be bound to issue, nor does any Company have any outstanding or authorized subscriptions, options, warrants, rights or other securities (including debt securities) convertible, exercisable or exchangeable for or measured by reference to any Equity Securities of any Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or the issuance or sale by any Company of other Equity Securities of such Company, or for the repurchase or redemption by any Company of shares or other Equity Securities of such Company or the value of which is determined by reference to shares or other Equity Securities of such Company, including any equity appreciation rights, participations, phantom equity or similar rights, and there are no voting trusts, proxies or agreements of any kind which may obligate Selling Shareholder or any Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares or other Equity Securities of any Company.

Section 3.4          Capitalization of Subsidiaries. Except as set forth on Section 3.4 of the Company Disclosure Letter, the Selling Shareholder or a Company, respectively, directly own of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.

Section 3.5          Authorization.

(a)         The Companies have all corporate power and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which each is or will be a party, and (ii) consummate the Transactions and perform all of their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is or will be a party and the consummation of the Transactions have been duly and validly authorized and approved by the directors of each Company, and no company or corporate proceeding on the part of any Company is necessary to authorize this Agreement and the other Transaction Documents to which such Company is a party and to consummate the Transactions. This Agreement has been, and on or prior to the Closing, the other Transaction Documents to which the Companies are a party will be, duly and validly executed and delivered by the Companies and this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which a Company is a party will constitute, a legal, valid and binding obligation of such Company, enforceable against each in accordance with its terms, except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (B) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (collectively, the “Enforceability Exceptions”).

(b)         The approval and authorization of the Transactions by the Selling Shareholder (the “Selling Shareholder’s Approval”) is the only vote and approval of any holder of Company Shares and other Equity Securities of the Companies necessary in connection with execution by the Companies of this Agreement and the other Transaction Documents to which the Companies are parties and the consummation of the Transactions. Prior to the Effective Time, the Companies shall have received the Selling Shareholder’s Approval in respect of or in connection with the Transactions.

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(c)         On or prior to the date of this Agreement, the directors of each Company have duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which such Company is a party and the Transactions, including the Reorganization and Share Split, are advisable and in the best interests of such Company and its shareholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by such Company of this Agreement and the other Transaction Documents to which such Company is a party and the Transactions.

Section 3.6          Consents; No Conflicts. Except (a) as otherwise set forth in Section 3.6 of the Company Disclosure Letter, (b) for any registrations or filings with the SEC, OTC, Canadian Securities Authority, AIM, or TSXV or pursuant to applicable state blue sky or other securities laws filings with respect to the Transactions, (c) for such other filings, notifications, notices, submissions, applications or consents the failure of which to be obtained or made would not, individually or in the aggregate, have, or reasonably be expected to have, an adverse effect on the ability of any Company to enter into and timely perform its obligations under this Agreement in any material respect, and (d) assuming the representations and warranties in Article IV are true and correct, (y) the execution, delivery and performance of this Agreement and the other Transaction Documents to which each is or will be a party by any Company does not, and the consummation by each Company of the Transactions will not, require any filings by any Company under applicable Antitrust Laws or the obtainment by any Company of any required pre-Closing approvals or clearances under any other applicable Laws, (z) all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the Company, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which they are or will be parties by each Company does not, and the consummation by such Company of the Transactions will not, and except for the matters referred to in clauses (a) through (d) of the immediately preceding sentence, (i) result in any material violation of, be in conflict with, or constitute a default that would be material to any Company under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Company) or cancellation under, (A) any provision of the Organizational Documents of any Company, each as currently in effect, (B) any Governmental Order, (C) any applicable Laws, (D) any Company Material Contract, or (E) any license, permit or approval from any Governmental Authority or other Person, except in each case of clauses (B) through (E), for such violations, conflicts, breaches, defaults or failures to act that would not be material to the Companies taken as a whole, or (ii) result in the creation of any Encumbrance upon any of the properties, rights or assets of any Company other than any restrictions under federal or state securities Laws, this Agreement, the Organizational Documents of each Company and Permitted Encumbrances.

Section 3.7          Compliance with Laws; Consents; Permits.

(a)         Since the General Lookback Date, (i) the Companies have been, and are, in material compliance with all applicable Laws; (ii) no Company is or has been subject to any actual, pending or threatened in writing Action with respect to a violation of any applicable Laws; (iii) no Company has received any written notice of any violations of applicable Law; and (iv) no Company is or has been subject to any investigation by any Governmental Authority with respect to any violation of any applicable Laws.

(b)         Since the General Lookback Date, no Company has received any letter or other written communication from, and to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to the Companies or any of their Subsidiaries or (ii) the need for compliance or remedial actions in respect of the activities carried out by any Company.

(c)         No Company is engaged in any proceedings, demands, inquiries, or hearings or investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, and no such proceeding, demand, inquiry, investigation or hearing has been threatened in writing.

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(d)         No Company nor any of their respective directors, officers or employees, nor to the Knowledge of the Company, agents or any other Persons acting for or on behalf of any Company, has at any time since the Extended Lookback Date: (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anti-corruption (governmental or commercial) Laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, Governmental Authority or any other individual or commercial entity to obtain a business advantage, including the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other local or foreign anti-corruption or anti-bribery Law applicable to the Companies or their Subsidiaries (collectively, “Anti-Corruption Laws”); (ii) been in violation of any Anti-Corruption Laws, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his or her official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his or her lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting any Company, any agent, or any other Person acting for or on behalf of any Company, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Corruption Laws.

(e)         No Company nor any of their respective directors, officers or employees nor, to the Knowledge of the Company, any of their respective agents or any other Person acting for or on behalf of any Company or any of their Subsidiaries, has, at any time since the Extended Lookback Date, been found by a Governmental Authority to have violated any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, or is subject to any indictment or any government investigation with respect to any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

(f)          No Company, nor any of their respective directors, officers or employees, nor to the Knowledge of the Company, any of their respective agents, or any other Person acting for or on behalf of any Company, is a Prohibited Person, and no Prohibited Person has, at any time since the Extended Lookback Date, been given an offer to become an employee, officer, consultant or director of any Company. Since the Extended Lookback Date, no Company nor any of their Subsidiaries has at any time conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction, with a Prohibited Person or taken any other action that would violate Sanctions.

(g)         To the Knowledge of the Company, no monies injected into any Company have been derived from unlawful activities or otherwise in violation of Anti-Money Laundering Laws.

(h)         To the Knowledge of the Company, (i) as of the date hereof, there are no Actions, filings, Governmental Orders, inquiries or governmental investigations alleging any violations of Anti-Corruption Laws, sanctions Laws or export controls Laws by any Company, or any of their respective directors, managers, officers, employees, equityholders, partners, members or Representatives, in each case to the extent acting for and on behalf of the Companies, and (ii) since the Extended Lookback Date, no such Actions, filings, Governmental Orders, inquiries or governmental investigations have been threatened in writing or are pending.

(i)          Each of the Companies has all material approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted or as contemplated to be conducted as of the Closing (the “Material Permits”), and such Material Permits are fully effective and have been complied with in all material respects. To the Knowledge of the Company, there are no circumstances that will, or will reasonably be expected to, result in any Material Permit being suspended, cancelled, revoked or not renewed.

(j)          Each of the Bankable Feasibility Study and the Technical Report Summary is, or will be prior to the Closing Date, true and correct in all material respects and in compliance with Regulation S-K of the Exchange Act.

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(k)         (i) Each of the licenses, permits and approvals granted by any Governmental Authority with respect to the Projects and (ii) the Mining Development Agreement are, or will be prior to the Closing Date, in full force and effect and, since the General Lookback Date, no event has occurred that with notice or lapse of time, or both, would constitute a material default, breach, or violation of any such license, permit or approval, or the Mining Development Agreement, or, to the Knowledge of the Company, would entitle any third party to prematurely terminate such license, permit or approval or the Mining Development Agreement.

(l)          None of the Companies are an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

Section 3.8          Tax Matters.

(a)         All income and other material Tax Returns required to be filed by or with respect to each Company have been filed within the requisite period (taking into account any valid extensions) under applicable law and such Tax Returns are accurate and complete in all material respects. All income and other material Taxes due and payable by any Company have been paid within applicable time limits. No penalties or other Taxes are payable by any Company in respect of the late filing, or failure to file, of any Tax Returns. Each Company has withheld or collected and paid over to the appropriate Governmental Authority all material Taxes that it is required to withhold or collect, including withholding from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person.

(b)         No deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of a Company have been asserted in writing by any Governmental Authority. There is no written notice of any action, audit, enquiry, claims, investigations, assessment, or other proceeding, in each case that is currently pending or otherwise in progress or has been threatened in writing, or to the Knowledge of the Company is likely to arise, with respect to any Tax Returns or any Taxes of a Company by any Governmental Authority. No dispute or assessment relating to any Tax Returns or any Taxes of a Company with any Governmental Authority is currently outstanding, and no Company has been involved in such a dispute.

(c)         No claim that is currently outstanding has been made in writing by a Tax authority in a jurisdiction where a Company does not file Tax Returns that such Company is or may be subject to taxation by that jurisdiction.

(d)         There are no liens for Taxes (other than Permitted Encumbrances) upon the assets of or equity interests in any Company.

(e)         No Company has been a member of an affiliated, consolidated or similar Tax group or otherwise has any Liability for the Taxes of any Person (other than a Company) under applicable Laws, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(f)          No Company has been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. law.

(g)         No Company (i) has taken, or agreed to take, any action (nor permitted any action to be taken), (ii) intends to or plans to take any action, and (iii) is aware of any fact or circumstance, in each case, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(h)         No Company is a party to or bound by any Tax allocation, Tax indemnity or Tax sharing agreement (other than pursuant to customary commercial Contracts the primary purpose of which is not related to the sharing of Taxes).

(i)          No Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.

(j)          There are no outstanding requests by a Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(k)         Each Group Company is treated as a corporation for U.S. federal income tax purposes and no Group Company has made an entity classification election under Treasury Regulations Section 301.7701-3.

(l)          No Company has any plan or intention to engage in any transaction or make any election that would result in a liquidation of the Surviving Company for U.S. federal income tax purposes.

(m)        No Company is treated for any Tax purpose as a resident in a country other than the country of its incorporation, formation or place of management. No Company has a permanent establishment for Tax purposes in any jurisdiction other than that in which it is resident for Tax purposes.

(n)         None of the Companies have entered into any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is there any written request by a Company outstanding for any such ruling, memorandum or agreement.

(o)         Each Company has complied in all material respects with all applicable requirements concerning value added or similar Tax.

(p)         None of the Companies organized or incorporated in a jurisdiction outside of the United States (i) is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, or (iii) is treated as a U.S. corporation under Section 7874(b) of the Code.

(q)         No Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) instalment sale or open transaction disposition made by the Company prior to the Closing, (ii) change in any method of accounting of the Company for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required by applicable Law to be made prior to the Closing, (iii) any “closing agreement” under any federal, state or local Tax law executed by the Company prior to the Closing, or (iv) any prepaid amount received prior to the Closing outside the ordinary course of business.

(r)          All transactions between a Group Company and any person who is or who has been connected or otherwise associated with the Group Company for any Tax purposes have been and are on arm’s length terms. Each Group Company has prepared and maintains such documents and records as are required to demonstrate that it has complied with its obligations in respect of transfer pricing.

(s)          No Company has entered into or been a party to any scheme or arrangement designed partly or wholly for the purpose of it, or any other person, avoiding Taxation.

(t)          To the Knowledge of the Company, no director, officer, employee, adviser, agent or representative of a Group Company has criminally and/or fraudulently evaded Tax imposed in any jurisdiction or engaged in any activity, practice or conduct constituting a tax evasion facilitation offence or a foreign tax evasion facilitation offence in any jurisdiction.

(u)         The Companies use the accrual method of accounting for Tax purposes. Since the date of the Company Unaudited Financial Statements, no Company has made, revoked, or changed any election in respect of Taxes or adopted or changed any accounting method in respect of Taxes.

(v)         No Company owns any interest in an entity, or is it a party to any contractual arrangement or joint venture or other arrangement, that is or could be characterized as a partnership for Tax purposes.

(w)The Companies have provided to SPAC all documentation relating to, and the Companies are in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, or other Tax reduction agreement or order of a territorial or government. The consummation of the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, or other Tax reduction agreement or order.

(x)No Company holds nor has ever held, directly or indirectly, any interest in a controlled foreign company for the purposes of Part 9A of the Taxation (International and Other Provisions) Act 2010, and no chargeable profits of any controlled foreign company have been required to be, are required to be, or will be required to be, apportioned to any Company pursuant to Part 9A of the Taxation (International and Other Provisions) Act 2010.

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(y)         No Company will recognize any income or gain for Tax purposes or owe any Taxes (including withholding Taxes) as a result of the Reorganization, the Closing or such other reorganization as may be mutually agreed by the Parties.

Each representation and warranties set forth in this Section 3.8 shall apply to any predecessor or successor of a Group Company.

Section 3.9          Financial Statements.

(a)         Attached as Section 3.9(a) of the Company Disclosure Letter are preliminary copies of the unaudited consolidated statement of financial position of the Companies as of December 31, 2024 and December 31, 2023, and the related unaudited consolidated statements of profit and loss, and cash flows, for the fiscal years then ended (the “Company Unaudited Financial Statements”). To the Knowledge of the Company, each of the Company Unaudited Financial Statements (i) were prepared in accordance with the books and records of the Companies; (ii) present, in all material respects, a true and fair view of the financial condition and the results of operations and cash flow of the Companies as of the dates indicated therein and for the periods indicated therein; and (iii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved.

(b)         Each Company maintains a system of internal accounting controls which is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)         Since the General Lookback Date, the books and records of the Companies have been kept and maintained in accordance with all applicable Laws, except where the failure to do so would not be material to the Companies taken as a whole.

(d)         Since the General Lookback Date, to the Knowledge of the Company, none of any Company’s directors or officers has been made aware in writing of (i) any fraud that involves the Companies’ management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Companies, or (ii) any allegation, assertion, internal investigation or claim that any Company has engaged in any material questionable accounting or auditing practices, procedures, methodologies or methods which violate applicable Laws. Since the General Lookback Date, to the Knowledge of the Company, no attorney representing any Company, whether or not employed by the Company, has reported a material violation of securities Laws, breach of fiduciary duty or similar material violation by such Company to any director or officer of such Company.

Section 3.10        Absence of Changes. Since December 31, 2024, except as set forth in Section 3.10 of the Company Disclosure Letter, and in connection with the Transactions, (a) to the date of this Agreement, the Companies have operated their businesses in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, (b) there has not been any occurrence of any event which would or is likely to have a Company Material Adverse Effect, and (c) no Company (excluding Selling Shareholder) has taken or permitted to occur any action that, were it to be taken from and after the date hereof, would require the prior written consent of SPAC pursuant to Section 6.1.

Section 3.11        Actions. Except as set forth in Section 3.11 of the Company Disclosure Letter, (a) there is, and since the General Lookback Date there has been, no Action pending or, to the Knowledge of the Company, threatened against or affecting any Company or any of their respective directors, officers or employees (in their capacity as such) and (b) there is no judgment or award unsatisfied against any Company, nor is there any Governmental Order in effect and binding on any Company or its directors, officers or employees (in their capacity as such) or assets or properties, or, to the Knowledge of the Company, threatened against any Company or, to the Knowledge of the Company, their respective directors, officers or employees (in their capacity as such) or assets or properties, except, in each case, as would not, individually or in the aggregate, (i) materially impede the ability of any Company to enter into and perform its obligations contemplated hereby, or (ii) be, or reasonably be expected to be, material to the business of the Companies, taken as a whole. No order has been made, petition presented, resolution passed or meeting convened for the purpose of considering a resolution for the dissolution and liquidation of any Company or the establishment of a liquidation group, no administrator has been appointed for any Company

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nor steps taken to appoint an administrator, and to the Knowledge of the Company there are no (A) Actions under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, reorganization or similar Laws concerning any Company or (B) circumstances which, under the applicable Laws, would justify any such Actions.

Section 3.12         Liabilities. None of the Companies have any Liabilities, except for material Liabilities (a) set forth in the Company Unaudited Financial Statements that have not been satisfied since December 31, 2024, (b) incurred since December 31, 2024 in the Ordinary Course (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, or violation of Law) and that are not, individually or in the aggregate, material to the Companies, taken as a whole, (c) that are executory obligations under any Contract to which the Companies or any of their Subsidiaries are a party or by which they are bound, (d) arising under this Agreement or other Transaction Documents, or (e) set forth in Section 3.12(i) of the Company Disclosure Letter. Section 3.12(ii) of the Company Disclosure Letter sets forth the Indebtedness of the Companies on a consolidated basis as of the date hereof.

Section 3.13        Company Material Contracts and Commitments.

(a)         Section 3.13(a) of the Company Disclosure Letter contains a true and correct list of all Company Material Contracts as of the date of this Agreement, and as of the date of this Agreement no Company is a party to or bound by any Company Material Contract that is not listed in Section 3.13(a) of the Company Disclosure Letter. True and complete copies of each Company Material Contract, including all material amendments, modification, supplements, exhibits and schedules and addenda thereto, have been Made Available to SPAC.

(b)         Each Company Material Contract listed on Section 3.13(a) of the Company Disclosure Letter is (A) in full force and effect and (B) represents the legal, valid, and binding obligations of the applicable Company which is a party thereto and represents the legal, valid and binding obligations of the counterparties thereto. No Company or, to the Knowledge of the Company, any other party thereto, is in material breach or material default under any Company Material Contract. The applicable Company has duly performed all of its obligations under each such Company Material Contract as set forth in Section 3.13(a) of the Company Disclosure Letter to which it is a party to the extent that such obligations to perform have accrued. No event has occurred that with notice or lapse of time, or both, would constitute a material default, breach, or violation of such Company Material Contract by any Company or, to the Knowledge of the Company, would entitle any third party to prematurely terminate any Company Material Contract.

(c)         None of the Companies has within the last twelve (12) months provided to or received from the counterparty to any Company Material Contract any written notice or written communication to terminate or not renew any Company Material Contract, to renegotiate any material term thereof, or alleging or disputing any breach or default under a Company Material Contract.

(d)         Section 3.13(d) of the Company Disclosure Letter sets forth a true and complete list of the Company Major Customers and the Company Major Suppliers.

Section 3.14        Title; Properties.

(a)         Except as set forth on Section 3.14(a) of the Company Disclosure Letter, no Company (i) owns or (ii) has a leasehold interest in any real property other than as held pursuant to their respective leases or leasehold interests (including tenancies) in such property (each Contract evidencing such leasehold interest, a “Company Lease”). The Company Leases together comprise all of the real property leased or licensed by the Companies. Each Company Lease is in compliance with applicable Laws, and all Governmental Orders required under applicable Laws in respect of any Company Lease have been obtained, including with respect to the operation of such property and conduct of business on such property as now conducted or as contemplated to be conducted by the applicable Company which is a party to such Company Lease, except in any such case where the failure to so be in compliance or obtain such Governmental Order would not, individually or in the aggregate, be or reasonably be expected to be material to the businesses of the Companies, taken as a whole.

(b)         Each Company Lease is a valid and binding obligation of the applicable Company, enforceable in accordance with its terms against such Company, and to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions. There is no material breach by the relevant Company under any Company Lease. To the Knowledge of the Company, when each Company Lease was granted or entered into, the landlords under such Company Lease were registered owners and all necessary consents were obtained.

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(c)         To the Knowledge of the Company, no Person or Governmental Authority has challenged, disputed, or threatened to challenge or dispute, a Company’s right to occupy, use or enjoy each Company Leased Real Property as such leased property is currently occupied, used or enjoyed, and no circumstance exists which may give rise to a material challenge or dispute of this type or nature.

(d)         No Company has received any written notice alleging a material breach of any covenant, restriction, burden or stipulation from any person or Governmental Authority in relation to the existing use of any Company Leased Real Property, and to the Knowledge of the Company, no circumstance exists which may give rise to a material allegation of this type or nature.

(e)         No Company has received any written notice from the relevant lessor or landlord under any Company Lease terminating, purporting to terminate, or advising of an intention to terminate such Company Lease prior to the expiration of its term, and to the Knowledge of the Company, no circumstance exists (whether as a result or as contemplated under the Transactions or otherwise) which may entitle such lessor or landlord to do so.

(f)Except as set forth in Section 3.14(f) of the Company Disclosure Letter, each of the Companies has good and valid title to all of the assets owned by it, whether tangible or intangible (excluding any tangible or intangible assets that have been disposed of since December 31, 2024 in the Ordinary Course), and in each case free and clear of all Encumbrances, other than Permitted Encumbrances. All of the aforementioned assets are in the Companies’ possession or under its control, or the Companies are entitled to take possession or control of them.

Section 3.15        Intellectual Property Rights; IT Systems and Data Protection.

(a)         Section 3.15(a) of the Company Disclosure Letter sets forth a true, complete, and accurate list of all Registered IP. The Companies have made all required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with patents, registrations, and applications for the Registered IP. Each item of Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable. The Companies exclusively own or have the right to use all material Company IP used in the operation of the businesses of the Companies as presently conducted, free and clear of any Encumbrances (other than Permitted Encumbrances) except for such Intellectual Property with respect to which the lack of such ownership, license or right to use would not reasonably be expected to be material to the Companies, taken as a whole.

(b)         To the Knowledge of the Company, the operation of the businesses of the Companies does not infringe, misappropriate or otherwise violate, and since the General Lookback Date has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, except for such infringements, misappropriations, and other violations that would not reasonably be expected to be material to the Companies, taken as a whole. No Company has received since the General Lookback Date any written notice that any Company is infringing, misappropriating or otherwise violating an Intellectual Property right of any Person or any request for indemnification or license or threat relating to any of the foregoing. No Action or claim alleging misappropriation, infringement, dilution or violation by any Company of the Intellectual Property of any Person or contesting the validity, ownership, use, registrability or enforceability of any of the Company Owned IP is pending or, to the Knowledge of the Company, threatened against any Company. To the Knowledge of the Company, no Person is violating, infringing, diluting, or misappropriating or, since the General Lookback Date, has violated, infringed, diluted, or misappropriated any Company Owned IP. Neither the Companies nor any of their Subsidiaries has, since the General Lookback Date, given any written notice to any other Person alleging any violation, infringement, dilution or misappropriation of any Company Owned IP, and no Actions related to the same are pending.

(c)         All Persons who have contributed, developed or conceived any Company IP have done so pursuant to a valid and enforceable agreement that protects the Trade Secrets of the Companies and their Subsidiaries and grants the applicable Company exclusive ownership (through present assignment to the applicable Company) of the Person’s contribution, development or conception, except as would not, individually or in the aggregate, be material to the Company taken as a whole. No Persons who have contributed, developed or conceived any Company IP have made or threatened in writing (or to the Knowledge of the Company, orally) any claims of ownership with respect to any Company Owned IP. The Companies have taken reasonable steps, consistent with industry practices of companies offering similar services, to protect and maintain the Company IP, including the secrecy, confidentiality and value of any Trade Secrets contained therein. No Company has disclosed any material Trade Secrets to any Person other than pursuant to a written valid and enforceable agreement providing for restrictions on use of, and the nondisclosure of, such Trade Secrets.

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(d)         The Companies have, since the General Lookback Date, taken reasonable steps consistent with industry practices of similar companies offering similar services designed to safeguard all Trade Secrets and Personal Data, and all Company Systems from unauthorized or illegal access, use, modification, and interruption. The Company Systems are in sufficiently good working condition to effectively perform all information technology operations as necessary for the operation of the business of the Companies as currently conducted or as contemplated to be conducted as of the Closing. Since the General Lookback Date, there has been no material failure or other material substandard performance of any Company Systems, in each case, which has not been remedied in all material respects. The Companies have commercially reasonable back-up and disaster recovery arrangements for the continued operation of their business in the event of a failure of its Company Systems.

(e)         The Companies have taken reasonable steps, consistent with industry practices of companies offering similar services, to protect and maintain the Company IP, including the secrecy, confidentiality and value of any Trade Secrets contained therein, and the Company IP and Company Systems are sufficient for conduct of the business of the Companies as presently conducted and as conducted during the twelve months prior to the date of this Agreement, including as to capacity, scalability and ability to process current peak volumes in a timely manner.

(f)          Each Company observes and complies with and has, since the General Lookback Date, observed and complied with all and has not breached the Privacy Laws and other Data Security Requirements, except for any failures to do so that would not, individually or in the aggregate, reasonably be expected to be material to the Companies.

(g)         None of the Companies has, since the General Lookback Date, received any written notice of any dispute, claim, complaint or demand of any kind from any Person or is or has been, since the General Lookback Date, a party to any Action relating to Processing of Personal Data or compliance with any Data Security Requirements. No Company has experienced any material Security Incident since the General Lookback Date. The Companies have put in place and maintained all necessary and documented procedures, policies, systems, security and other technical and organizational measures reasonably designed to protect Personal Data in accordance with the Privacy Laws except for any failures to do so that would not individually or in the aggregate, reasonably be expected to be material to the Companies taken as a whole.

Section 3.16        Labor and Employment Matters. Except as set forth on Section 3.16 of the Company Disclosure Letter:

(a)         (i) Each Company is, and since the General Lookback Date, has been, in compliance in all material respects with all applicable Laws related to labor or employment, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, employee benefits, recruitment, retrenchment, retirement, pension, minimum employment and retirement age, equal opportunity, discrimination, harassment, retaliation, reasonable accommodation, leaves of absence, paid time off, terms and conditions of employment, worker classification, occupational health and safety, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security organization, collective bargaining, trade and labor unions, compulsory employment insurance, work and residence permits, public holiday and leaves, labor disputes, employee health and safety, employee trainings and notices, workers’ compensation, statutory labor or employment reporting and filing obligations, and contracting arrangements; (ii) there is no pending or, to the Knowledge of the Company, threatened material Action relating to the violation of any applicable Laws by any Company related to labor or employment, including any charge or complaint filed by any of its current or former employees, directors, officers, individual consultant or other individual service providers with any Governmental Authority or any Company; (iii) each Company has properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) all Persons (including independent contractors, consultants, leased employees, other non-employee service providers, and overtime exempt employees) who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to the Companies in accordance with such classifications; and (iv) except as would not result in material Liability for the Companies, each Company has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance, and termination payments, fees, expense reimbursements and other compensation that have come due and payable to its current and former employees and individual service providers under applicable Laws, Contracts, or internal Company policies.

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(b)         To the Knowledge of the Company, no employee or individual service provider of the Companies or any of their Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other similar legal or binding contractual obligation: (i) owed to any Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by any Company.

(c)         Since the General Lookback Date, (i) there have not been (x) any allegations or formal or informal complaints made to or filed with the Companies or any of their Subsidiaries related to sexual harassment, sexual misconduct, other harassment, discrimination, or retaliation, or (y) any Actions initiated, filed or, to the Knowledge of the Company, threatened, against the Companies or any of their Subsidiaries related to sexual harassment, sexual misconduct, other harassment, discrimination, or retaliation, in each case by or against any current or former director, officer, employee or individual service provider of any Company, and (ii) no Company has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct, other harassment, discrimination, or retaliation, by or against any current or former director, officer, employee or individual service provider.

(d)         (i) No employee of any Company is represented by a Union, (ii) no Company is negotiating, or is a party to or bound by, any collective bargaining agreement or other Contract or bargaining relationship with any Union, (iii) to the Knowledge of the Company, there is and has been since the General Lookback Date no effort made or threatened by or on behalf of any Union to organize any employees of any Company, and (iv) there are and since the General Lookback Date there have been no labor disputes (including any work slowdown, lockout, stoppage, picketing, material labor arbitration, material labor grievance, or strike) pending, or to the Knowledge of the Company, threatened against any Company. No notice, consent, bargaining or consultation obligations with respect to any employee of the any Company or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions.

(e)         Since the General Lookback Date, no Company has implemented any plant closings, furloughs, employee layoffs, or similar collective redundancy process, in each case triggering advance notice requirement (or payment in lieu thereof) under any applicable Law affecting any site of employment or one or more facilities or operating units within any site of employment or facility with respect to any Company.

Section 3.17        Employee Benefits.

(a)         Section 3.17(a) of the Company Disclosure Letter sets forth a complete and correct list of each material Benefit Plan. With respect to each material Benefit Plan, the Companies have provided SPAC with true and complete copies of the governing documents pursuant to which the plan is maintained, funded and administered, if applicable, as well as the most recent summary plan description, if applicable. No Benefit Plan is subject to ERISA or the Code or U.S. Law.

(b)         (i) Each of the Benefit Plans has been operated and administered, in all material respects, in accordance with its terms, and is in compliance, in all material respects, with all applicable Laws, and all contributions required to have been made to each such Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any material Liability to any Company under such Benefit Plan (other than for accrued benefits payable to participants thereunder); (ii) there is no pending or, to the Knowledge of the Company, threatened Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions; (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration; (iv) the Companies are in compliance, in all material respects, with all applicable Laws and Contracts relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all social insurance contributions required under applicable Laws and Contracts; (v) each of the Benefit Plans that is intended to qualify for special tax treatment under applicable Law satisfies all the requirements, in all material respects, for such treatment; and (vi) to the extent required by applicable Law, each Benefit Plan has assets with a fair market value, together with any accrued contributions and book reserve, that are sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Benefit Plan.

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(c)         Neither the execution or delivery of any of the Transaction Documents to which any Company is party nor the consummation of the Transactions (either alone or in combination with another event) would reasonably be expected to: (i) result in any payment or benefit becoming due or payable to or result in the forgiveness of any indebtedness of any current or former director, officer, employee, individual independent contractor, individual consultant or other individual service provider of any Company; (ii) increase the amount or value of compensation or benefits payable to any current or former director, officer, employee, individual independent contractor, or other individual service provider of any Company; (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of, or provide any additional rights or benefits with respect to, any compensation or benefits payable to any current or former director, officer, employee, individual independent contractor, or other individual service provider of any Company; (iv) require a contribution by any Company to any Benefit Plan or otherwise; or (v) limit or restrict the ability of PubCo or any Company to merge, amend, or terminate any Benefit Plan.

Section 3.18        Brokers. Except as set forth in Section 3.18 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by and on behalf of the Company or any of their respective Affiliates.

Section 3.19        Proxy/Registration Statement. None of the information about the Companies in the Proxy/Registration Statement or supplied by or on behalf of the Companies in writing specifically for inclusion in the Proxy/Registration Statement, including, for the avoidance of doubt, the Technical Support Summary, will, at the time the Proxy/Registration Statement is declared effective, at the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, or at the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.20        Environmental Matters.

(a)         Except as set forth in Section 3.20(a) of the Company Disclosure Letter, the Companies are, and, since the General Lookback Date, have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Material Permits required under Environmental Laws to permit the Companies and their Subsidiaries to operate their assets in a manner in which they are now or have been operated and maintained and to conduct the business of the Companies as currently or as contemplated to be conducted as of the Closing, except as would not be material to the Companies taken as a whole.

(b)         Since the General Lookback Date, (i) no Company has received any notice, report, Governmental Order or other information regarding any actual or alleged material violation by any Company of, or material Liabilities of the Companies under, Environmental Laws or relating to Hazardous Substances; and (ii) except in compliance with applicable Environmental Laws or as would not be or reasonably be expected to be material to the businesses of the Companies, taken as a whole, no Company has disposed or arranged for the disposal of, handled, manufactured, treated, processed, stored, generated, transported, distributed, sold, marketed, installed, released, or owned or operated any property or facility contaminated by, any Hazardous Substances, and no Hazardous Substances are present on, at, in, or upon any Company Leased Real Property.

(c)         There are no Actions pending or, to the Knowledge of the Company, threatened against any Company under Environmental Laws which would or would reasonably be expected to result in a material Liability of any Company, and no Company is subject to any outstanding Governmental Order of any Governmental Authority under Environmental Laws which has resulted or would reasonably be expected to result in a material Liability of the Companies.

(d)         Except in connection with real property leases entered into in the Ordinary Course, the Companies have not agreed to defend, indemnify, protect, save, insure and/or hold harmless any other Person from any material claim, damage, fee, Liabilities, Actions, costs and/or expenses, and the Companies have not agreed to assume and have not otherwise become subject to the material Liability of any other Person, arising under any Environmental Law.

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(e)         The Companies have Made Available to SPAC copies of any material environmental reports, audits and assessments and other material environmental, health or safety documents relating to the Companies or their current or former properties, facilities or operations, in each case that are in its possession or under its reasonable control.

Section 3.21         Insurance. All material policies of property, fire and casualty, product liability, workers’ compensation, directors and officers, and other forms of insurance held by, or for the benefit of, the Companies as of the date hereof (the “Policies”) have been Made Available to SPAC. Except as set forth on Section 3.21 of the Company Disclosure Letter, each of the Companies has Policies covering such risks as are customarily carried by Persons conducting business in the industries and geographies in which the Companies conduct business. All of the Policies are in full force and effect, and all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. To the Knowledge of the Company, with respect to the Policies, (a) no material claims have been made thereunder which remain outstanding and unpaid, (b) no circumstances exist that would reasonably be expected to give rise to a material claim thereunder, and (c) there are no circumstances which might lead to any Liability thereunder being avoided or rendered unenforceable by the relevant insurers or otherwise materially reduce the amount recoverable under any policy of this type. The Companies have reported to their respective insurers all material claims and circumstances known by employees of the Companies with such reporting responsibilities that would reasonably be likely to give rise to a material claim by any Company under any Policy.

Section 3.22        Company Related Parties. Except as set forth on Section 3.22 of the Company Disclosure Letter, the Companies have not engaged in any transactions with any Company Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 3.23         Mining Real Property. The Companies have good and marketable title to the Mining Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, and the Mining Real Property is sufficient for conduct of the business of the Companies as presently conducted and as conducted during the twelve months prior to the date of this Agreement. Except as set forth on Section 3.23 of the Company Disclosure Letter, the Companies enjoy peaceful and quiet access, use and/or occupation of the Mining Real Property. No Company has leased, licensed or otherwise granted to any Person (other than the Companies) the right to use or occupy such Mining Real Property. There are no options, contracts, or other agreements under which any Company has a right to purchase, lease or otherwise acquire, or the obligation to sell, lease, or otherwise divest, any Mining Real Property or interests in Mining Real Property. To the Knowledge of the Company, no condemnation proceeding or proposed Action or agreement for taking in lieu of condemnation with respect to the Mining Real Property is pending or threatened.

Section 3.24        Mineral Rights and Mining Operations.

(a)         Section 3.24(a) of the Company Disclosure Letter sets forth a true, correct, and complete list of all Mineral Rights, and identifies the entity entitled to each Mineral Right, license number, area, expiry date, granting authority, counter party, and types of minerals covered for each Mineral Right. The Mineral Rights constitute all such rights that are reasonably required for the conduct of the Companies’ business as presently conducted and as contemplated to be conducted.

(b)         To the Knowledge of the Company, each Mineral Right is valid, in good standing and is not liable to forfeiture, termination, cancellation or suspension for any currently existing reason.

(c)         The Companies have not received notice of any unremedied material breach by any Company, nor has anything occurred or been omitted which would be a material breach by a Company but for the requirement of notice or lapse of time or both, of any statutory requirement or any other material conditions relating to each Mineral Right.

(d)         All material rent, royalties and other statutory and contractual payments due in respect of each Mineral Right have been paid.

(e)         The Companies are in exclusive possession or control of any existing rights to develop the minerals that are locatable, subject to applicable Law, located in, on or under the Projects or pursuant to the Mining Licenses.

(f)          The Companies have not received notice of any conflicting Mineral Rights owned by third parties which overlay with the Projects or Mining Licenses.

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(g)         No Company is party to any, and to the Knowledge of the Company, there is no, joint venture agreement, stockholder agreement, partnership agreement, voting agreement, powers of attorney, co-ownership agreement, co-tenancy agreements, management agreements or any other existing oral or written agreement of any kind which does or would have any material adverse impact on record or possessory title to the mineral estate of the Mineral Rights, or the access to, exploration, development or mining of same, and no other Person has any interest in the Mineral Rights or any right to acquire or otherwise obtain any such interest.

(h)         Except as set forth in Section 3.24(h) of the Company Disclosure Letter, there are no options, back-in rights, earn-in rights, rights of first refusal, rights of first offer, preemptive rights, off-take rights or similar provisions or rights which would materially affect the Companies’ interest in the Mineral Rights after the Closing Date.

(i)          No Company has received any notice from any Governmental Authority or any Person with jurisdiction or applicable authority, of any revocation or intention to revoke the Companies’ interests in or file a contest action related to the Mineral Rights.

(j)          The Companies have made available to SPAC all material information and data pertaining to the Mineral Rights in their possession, including, to the extent material: mining plans and plans of operation; reclamation plans; life of mine studies and reports; notices of intent; including those related to exploration drilling, pad and road construction; mining exploration; land and survey records; the existence of minerals within the Mineral Rights, including relevant reserve and resource estimates; metallurgical testwork and sampling data; drill data and assay results; all reclamation and bond release information; financial assurances for reclamation and all information concerning record, possessory, legal or equitable title to the Mineral Rights which is within its possession or control. Set forth in Section 3.24(j) of the Company Disclosure Letter is a list of all mining title opinions and title opinions and title policies of insurance relating to any of the real property interests in the Projects and the Company Leased Real Properties to the extent such policies or opinions are in the Companies’ possession.

(k)         The Companies have the right to use all information and data pertaining to the Mineral Rights in their possession.

(l)          All mining operations of the Companies, whether current or as proposed in any mining plans relating to the Projects, are and will be conducted within the perimeter boundaries of the Projects, and no such operations encroach or will encroach on the lands of any third party.

Section 3.25        No Additional Representation or Warranties. Except as set forth in Article IV and Section 11.1, the Companies acknowledge and agree that SPAC is not making any representation or warranty whatsoever to the Companies pursuant to this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF SPAC

Except (a) as set forth in any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.1 (Organization, Good Standing, Corporate Power and Qualification), Section 4.2 (Capitalization and Voting Rights), Section 4.3 (Corporate Structure; Subsidiaries) and Section 4.4 (Authorization)) or (b) as set forth in the disclosure letter delivered by SPAC to the Companies on the date of this Agreement (the “SPAC Disclosure Letter”), which exceptions shall be deemed to be part of the representations and warranties made hereunder, SPAC represents and warrants to the Companies as of the date of this Agreement as follows:

Section 4.1          Organization, Good Standing, Corporate Power and Qualification. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have a SPAC Material Adverse Effect. A true and correct copy of the SPAC Charter has been made available by or on behalf of SPAC to the Companies prior to the execution of this Agreement.

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Section 4.2          Capitalization and Voting Rights.

(a)         As of the date of this Agreement, the authorized capital of SPAC consists of 221,000,000 total shares divided into (i) 200,000,000 SPAC Class A Ordinary Shares, (ii) 20,000,000 SPAC Class B Ordinary Shares and (iii) 1,000,000 SPAC Preference Shares. Section 4.2(a) of the SPAC Disclosure Letter sets forth the total number and amount of all of the issued and outstanding Equity Securities of SPAC as of the date of this Agreement. All of the issued and outstanding Equity Securities of SPAC (A) have been duly authorized and validly issued and are fully paid and non-assessable; (B) were offered, sold and issued by SPAC in compliance in all material respects with applicable Laws, the applicable provisions of the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance of such securities to which SPAC is a party or otherwise bound; and (C) were not issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Laws, the SPAC Charter or any SPAC Material Contract.

(b)         Except as set forth in this Section 4.2 or Section 4.2(a) of the SPAC Disclosure Letter, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of SPAC exercisable or exchangeable for SPAC Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of SPAC, or for the repurchase or redemption by SPAC of shares or other Equity Securities of SPAC or the value of which is determined by reference to shares or other Equity Securities of SPAC, and as of the date of this Agreement there are no voting trusts, proxies or agreements of any kind which may obligate SPAC to issue, purchase, register for sale, redeem or otherwise acquire any SPAC Shares or other Equity Securities of SPAC.

(c)         Other than the SPAC Shareholder Redemption Right, pursuant to the Trust Agreement or as set forth in Section 4.2(c) of the SPAC Disclosure Letter, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Ordinary Shares or to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), any Persons.

Section 4.3          Corporate Structure; Subsidiaries. SPAC has no Subsidiaries, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 4.4          Authorization.

(a)         Other than the SPAC Shareholders’ Approval, SPAC has all requisite corporate power and authority to (i) enter into, execute, and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the Transactions and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which SPAC is a party and the consummation of the Transactions have been duly and validly authorized and approved by the SPAC Board and, other than the SPAC Shareholders’ Approval, no other company or corporate proceeding on the part of SPAC is necessary to authorize this Agreement and the other Transaction Documents to which SPAC is a party. This Agreement has been, and at or prior to the Closing, the other Transaction Documents to which SPAC is a party will be, duly and validly executed and delivered by SPAC, and this Agreement constitutes, and on or prior to the Closing, the other Transaction Documents to which SPAC is a party will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b)         Assuming that a quorum (as determined pursuant to the SPAC Charter) is present, the approval and authorization of this Agreement, the Transaction Documents other than the Plan of Merger and the Transactions other than the Merger shall require approval by the affirmative vote of SPAC Shareholders holding at least a majority of each of the outstanding SPAC Class A Ordinary Shares and the outstanding SPAC Class B Ordinary Shares and the approval and authorization of the Plan of Merger and the Merger shall require approval by the affirmative vote of SPAC Shareholders holding at least a two-thirds majority of each of the outstanding SPAC Class A Ordinary Shares and the outstanding SPAC Class B Ordinary Shares, which in each case, being so entitled, are voted thereon in person or by proxy at a special meeting of SPAC Shareholders pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Laws; and

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(c)         The SPAC Shareholders’ Approval is the only vote of SPAC Shareholders necessary in connection with execution of this Agreement and the other Transaction Documents to which SPAC is a party by SPAC and the consummation of the Transactions.

(d)         On or prior to the date of this Agreement, the SPAC Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the Transactions are advisable and in the best interests of, SPAC and constitute a Business Combination, (ii) authorizing and approving the execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the Transactions, (iii) making the SPAC Board Recommendation, and (iv) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the SPAC Shareholders for adoption at a special meeting called for such purpose pursuant to the terms and conditions of this Agreement.

Section 4.5          Consents; No Conflicts. Assuming the representations and warranties in Article III and Article V are true and correct, the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by SPAC does not, and, upon receipt of the SPAC Shareholders’ Approval, the consummation by SPAC of the Transactions will not, require any filings by SPAC under applicable Antitrust Laws or the obtainment by SPAC of any required pre-Closing approvals or clearances under any other applicable Laws. Except (a) for the SPAC Shareholders’ Approval, (b) for the registration, filing or publication, as applicable, with the Cayman Islands Government Gazette pursuant to the Cayman Act, the SEC or applicable state blue sky or other securities Laws filings with respect to the Transactions and (c) for such other filings, notifications, notices, submissions, applications, or consents, the failure of which to be obtained or made would not reasonably be expected to have a SPAC Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of SPAC, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which it is or will be a party do not, and the consummation by SPAC of the Transactions will not (assuming the representations and warranties in Article III and Article V are true and correct), except for the matters referred to in clauses (a) through (c) of the immediately preceding sentence, (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (A) any Governmental Order, (B) the SPAC Charter, (C) any applicable Laws, or (D) any Contract to which SPAC is a party or by which its assets are bound, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of SPAC other than any restrictions under federal or state securities Laws, this Agreement or the SPAC Charter, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not reasonably be expected to have a SPAC Material Adverse Effect.

Section 4.6          Tax Matters.

(a)         All income and other material Tax Returns required to be filed by or with respect to SPAC have been filed within the requisite period (taking into account any valid extensions) under applicable law and such Tax Returns are accurate and complete in all material respects. All income and other material Taxes due and payable by SPAC have been paid within the applicable time limits (taking into account any valid extensions). SPAC has withheld or collected and paid over to the appropriate Tax authority all material Taxes that it is required to withhold or collect, including withholding from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person.

(b)         Except as set forth on Section 4.6(b) the SPAC Disclosure Letter, no deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of SPAC have been asserted in writing by any Governmental Authority. There is no written notice of any action, audit, enquiry, claim, investigation, assessment, or other proceeding, in each case that is currently pending or otherwise in progress or has been threatened in writing, or to the knowledge of SPAC is likely to arise, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Governmental Authority. No dispute or assessment relating to any Tax Returns, or any Taxes of SPAC with any Governmental Authority is currently outstanding, and SPAC has not been involved in such a dispute.

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(c)         No claim that is currently outstanding has been made in writing by a Governmental Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction.

(d)         There are no liens for Taxes (other than Permitted Encumbrances) upon the assets of SPAC.

(e)         SPAC has not been a member of an affiliated, consolidated or similar Tax group or otherwise has any Liability for the Taxes of any Person (other than SPAC) under applicable Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(f)          SPAC has not been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. law.

(g)         SPAC is a not party to or bound by any Tax allocation, Tax indemnity or Tax sharing agreement (other than pursuant to customary commercial Contracts the primary purpose of which is not related to the sharing of Taxes).

(h)         SPAC does not have any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes.

(i)          There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

Section 4.7          Financial Statements.

(a)         The financial statements of SPAC contained in the SPAC SEC Filings (the “SPAC Financial Statements”) (i) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and (iii) comply in all material respects with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof.

(b)         SPAC has disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act), and such system of internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of the SPAC Financial Statements for external purposes in accordance with GAAP.

(c)         SPAC has no liability or obligation of any nature whatsoever, whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or not, due or not, individually or in the aggregate, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a liability or obligation, other than (i) Liabilities incurred since its formation in the Ordinary Course (for the avoidance of doubt, SPAC’s Liabilities incurred in the Ordinary Course include those incurred in connection with or relating to this Agreement and the consummation of the Transactions, such as Liabilities incurred by SPAC in connection with or relating to the negotiation of this Agreement or performance thereunder, any diligence relating thereto, any extensions of the date by which the SPAC must consummate a Business Combination pursuant to the SPAC Charter, the satisfaction of the required closing conditions, or the Permitted Financing) or other Liabilities that individually and in the aggregate are immaterial, (ii) obligations and liabilities reflected, or reserved against, in the SPAC Financial Statements or (iii) as set forth in Section 4.7(c) of the SPAC Disclosure Letter.

Section 4.8          Absence of Changes. Since its formation through the date of this Agreement, SPAC has operated its business in the Ordinary Course, and there has not been any occurrence of any event which would, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

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Section 4.9          Actions. Except (i) for Actions arising after the date hereof related to the Transactions or (ii) as would not be, or reasonably be expected to be material to SPAC, (a) there is no Action pending or threatened in writing against or affecting SPAC; and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its assets or properties.

Section 4.10        Brokers. Except as set forth in Section 4.10 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by and on behalf of SPAC or any of its Affiliates.

Section 4.11        Proxy/Registration Statement. The information about the SPAC supplied or to be supplied by SPAC in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information about any Group Company or supplied by or on behalf of any Group Company or their respective Affiliates or Representatives. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.12        SEC Filings. Except as disclosed on Section 4.12 of the SPAC Disclosure Letter, (i) SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents and exhibits thereto required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”); (ii) each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings; and (iii) as of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.13        Trust Account. As of the date of this Agreement, SPAC has at least $5.6 million in the Trust Account, such monies invested in an interest-bearing demand deposit account or in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of February 8, 2021, between SPAC and Transfer Agent, as trustee (in such capacity, the “Trustee”, and such Investment Management Trust Agreement, as amended, the “Trust Agreement”). There are no separate Contracts or side letters that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than SPAC Shareholders holding SPAC Ordinary Shares (prior to the Effective Time) sold in SPAC’s IPO who shall have elected to redeem their SPAC Ordinary Shares (prior to the Effective Time) pursuant to the SPAC Charter) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pursuant to the Trust Agreement, SPAC’s Organizational Documents and SPAC Prospectus. There are no Actions pending or, to the Knowledge of SPAC, threatened against SPAC with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default or breach thereunder. As of the Closing, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Charter shall terminate, and as of the Closing, SPAC shall have no obligation whatsoever pursuant to the SPAC Charter to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To the Knowledge of SPAC, as of the date of this Agreement, following the Closing, no SPAC Shareholder will be entitled to receive any amount from the Trust Account except to the extent

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such SPAC Shareholder properly exercises his, her or its SPAC Shareholder Redemption Right. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by the Companies with their obligations hereunder and under the other Transaction Documents, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or that any remaining funds available in the Trust Account after payment of the SPAC Shareholder Redemption Amount and the payment of the SPAC Transaction Expenses and the Company Transaction Expenses in accordance with Section 2.9(c)(iii)(2) will not be available to the Surviving Company on the Closing Date and after the Effective Time.

Section 4.14        Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Section 4.15        Business Activities.

(a)         Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Charter or as otherwise contemplated by the Transaction Documents and the Transactions, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b)         Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the Transactions, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

Section 4.16        OTC Markets Quotation. Prior to the date of this Agreement until February 27, 2024, the SPAC Class A Ordinary Shares and SPAC Public Units were each registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE under the symbols CPTK and CPTKU, respectively. Prior to the date of this Agreement until December 17, 2022, the SPAC Public Warrants were registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE under the symbol CPTKWS. As of the date of the Agreement, the SPAC Public Warrants are quoted on the OTC Markets under CPTKW. There is currently no Action pending or, to the Knowledge of SPAC, threatened against SPAC by OTC Markets or the SEC with respect to the SPAC Class A Ordinary Shares, SPAC Public Warrants or SPAC Public Units.

Section 4.17        SPAC Related Parties. Except as disclosed on Section 4.17 of the SPAC Disclosure Letter, SPAC has not engaged in any transactions with any SPAC Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 4.18        SPAC Material Contracts. Except as disclosed on Section 4.18 of the SPAC Disclosure Letter, the SPAC SEC Filings include true and correct copies (subject to redactions thereof) of each “material contract” required to be filed under Regulation S-K of the Exchange Act that is currently in effect and to which SPAC is a party as of the date of this Agreement, other than confidentiality and non-disclosure agreements and this Agreement (such contracts, collectively, the “SPAC Material Contracts”). Each SPAC Material Contract is, as of the date of this Agreement, in full force and effect and is valid and binding upon and enforceable against each of the parties thereto.

Section 4.19        Deferred Underwriting Fees Waivers. The underwriter of the IPO has entered into a waiver or substantially similar agreement with SPAC with respect to any deferred fees or commissions payable upon consummation of the Transactions, and no deferred fees or commissions shall be payable to any underwriter of the IPO upon consummation of the Transactions.

Section 4.20        No Additional Representation or Warranties. Except as set forth in Article III, Article V and Section 11.1, SPAC acknowledges and agrees that the Companies are not making any representation or warranty whatsoever to SPAC pursuant to this Agreement.

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Article V
REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Except as set forth in the Company Disclosure Letter, which exceptions shall be deemed to be part of the representations and warranties made hereunder, Merger Sub hereby represent and warrant to SPAC as of the date of this Agreement as follows:

Section 5.1          Organization, Good Standing, Corporate Power and Qualification. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has all requisite corporate power and authority to own, lease and operate its assets and properties, and to conduct its business as presently conducted and contemplated to be conducted. Merger Sub is duly licensed or qualified and in good standing in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to it. Prior to the execution of this Agreement, true and accurate copies of Merger Sub’s Organizational Documents, each as in effect as of the date of this Agreement, have been Made Available to SPAC, such Organizational Documents are in full force and effect, and Merger Sub is not in default of any term or provision of such Organizational Documents in any material respect. Merger Sub is not insolvent, bankrupt or unable to pay its debts as and when they fall due.

Section 5.2          Capitalization and Voting Rights.

(a)         As of the date of this Agreement, the authorized share capital of Merger Sub consists of 50,000 shares, par value $1.00 per share, of which 1 share of Merger Sub (the “Merger Sub Subscriber Share”) is issued and outstanding as of the date of this Agreement. The Merger Sub Subscriber Share, (i) has been duly authorized, validly allotted and issued and credited as fully paid and non-assessable, (ii) was issued, in compliance with applicable Laws, the Organizational Documents of Merger Sub and any other applicable Contracts governing the issuance or allotment of such shares to which Merger Sub is a party or otherwise bound, and (iii) was not issued in violation of, any Encumbrance, purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Laws, the Organizational Documents of Merger Sub, or any other Contract to which Merger Sub is a party or otherwise bound.

(b)         Except as set forth in Section 5.2(a) or as contemplated by this Agreement or the other Transaction Documents, there are no issued and outstanding shares of Merger Sub is party to any contracts or commitments by which Merger Sub is or may be bound to issue, nor does Merger Sub have any outstanding or authorized subscriptions, options, warrants, rights or other securities (including debt securities) of Merger Sub exercisable or exchangeable for or measured by reference to any shares of Merger Sub, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or the issuance or sale by Merger Sub of other Equity Securities of Merger Sub, or for the repurchase or redemption by Merger Sub of shares or other Equity Securities of Merger Sub or the value of which is determined by reference to shares or other Equity Securities of Merger Sub, including any equity appreciation rights, participations, phantom equity or similar rights, and there are no voting trusts, proxies or agreements of any kind which may obligate Merger Sub to issue, purchase, register for sale, redeem or otherwise acquire any shares or other Equity Securities of Merger Sub.

Section 5.3          Corporate Structure; Subsidiaries. Merger Sub does not own or control, directly or indirectly, any interest in any corporation, company, partnership, limited liability company, association, or other business entity. Merger Sub is not obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

Section 5.4          Authorization.

(a)         Other than the Merger Sub Shareholder’s Approval, Merger Sub has all requisite corporate power and authority to (a) enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party, and (b) consummate the Transactions and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and all other Transaction Documents to which Merger Sub is or will be a party and the performance of all its obligations thereunder and the consummation of the Transactions have been or will be duly and validly authorized and approved by the directors of Merger Sub, subject to the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands. This

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Agreement and the other Transaction Documents to which Merger Sub is or will be a party is, or when executed by the other parties thereto, will constitute a valid and legally binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as subject to the Enforceability Exceptions.

(b)         The approval and authorization of the Transactions by Merger Sub’s shareholder is the only vote and approval of any holder of any Equity Securities of Merger Sub necessary in connection with execution by Merger Sub of this Agreement and the other Transaction Documents to which Merger Sub is a party and the consummation of the Transactions.

(c)         On or prior to the date of this Agreement, the directors of Merger Sub have duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which Merger Sub is a party (except for the Plan of Merger) and the Transactions are advisable and in the best interests of, Merger Sub and its shareholders, (ii) authorizing and approving the execution, delivery and performance by Merger Sub of this Agreement and the other Transaction Documents (except for the Plan of Merger) to which Merger Sub is a party and the Transactions, and (iii) directing that this Agreement, the Transaction Documents (except for the Plan of Merger) and the Transactions be submitted to Merger Sub’s shareholder for adoption.

Section 5.5          Consents; No Conflicts. Except (a) the Merger Sub Shareholder’s Approval and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not be materially adverse to the ability of Merger Sub to consummate the Transactions, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of Merger Sub, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Merger Sub is or will be a party by Merger Sub does not, and the consummation by Merger Sub of the Transactions will not, (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of Merger Sub) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of Merger Sub, (C) any applicable Laws, or (D) any Contract to which Merger Sub is a party or by which its assets are bound, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of Merger Sub other than any restrictions under federal or state securities Laws, this Agreement or the Organizational Documents of Merger Sub, except in the case of sub-clauses (A), (C), and (D) of clause (i) above or clause (ii) above, as has not had, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Merger Sub to consummate the Transactions.

Section 5.6          Absence of Changes. Since the date of its incorporation, Merger Sub has operated its business in the Ordinary Course.

Section 5.7          Actions. Except as has not had, and would not reasonably be expected to have an Merger Sub Material Adverse Effect, (a) there is no Action pending or threatened against Merger Sub; and (b) there is no judgment or award unsatisfied against Merger Sub, nor is there any Governmental Order in effect and binding on Merger Sub or its assets or properties.

Section 5.8          Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub or any of its Affiliates.

Section 5.9          Proxy/Registration Statement. The information about Merger Sub supplied or to be supplied by Merger Sub or its Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to SPAC Shareholders, and (c) the time of the SPAC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that Merger Sub is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

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Section 5.10        Business Activities

. Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions, and has no, and at all times prior to the Closing, except as expressly contemplated by this Agreement, the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever (including Equity Securities in any Person) other than those incident to its formation and the Transactions.

Article VI
COVENANTS OF THE CompanIES

Section 6.1          Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Laws, (iii) as set forth on Section 6.1 of the Company Disclosure Letter or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), each Company shall, and shall cause its Subsidiaries to, (1) use reasonable best efforts to operate the business of the Companies and their Subsidiaries in all material respects in the Ordinary Course and in accordance with applicable Law, (2) use commercially reasonable efforts to preserve the Companies’ and their Subsidiaries’ business, assets and material operational relationships in all material respects with the suppliers and customers of any Company or Company Subsidiary, and (3) not, except as otherwise expressly required or permitted by this Agreement or the other Transaction Documents or required by Law, to:

(a)         amend their articles of incorporation or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise);

(b)         liquidate, dissolve, reorganize or otherwise wind-up its business or operations, or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization;

(c)         set aside, make or declare any dividend or other distribution (whether in cash, shares, equity securities or property) or redeem, purchase or otherwise acquire any of the Equity Securities of any Company or Company Subsidiary;

(d)         except in the Ordinary Course, directly or indirectly incur, assume, guarantee, modify or repurchase or otherwise become liable for any material Indebtedness, or issue or sell any debt securities or options, warrants or other material rights to acquire debt securities, or otherwise become responsible for, the obligations of any Person for material Indebtedness;

(e)         other than in connection with the Permitted Financing or pursuant to obligations incurred by the Companies or their Subsidiaries prior to the date hereof, transfer, issue, sell, grant, pledge, place any Encumbrance, other than Permitted Encumbrance, on or otherwise dispose of (i) any of the Equity Securities of any Company or Company Subsidiaries, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations of any Company or Company Subsidiary to purchase or obtain any Equity Securities of any Company or Company Subsidiary;

(f)          sell, lease, sublease, license, transfer, abandon, allow to lapse, impose any Encumbrance, other than Permitted Encumbrances, upon or otherwise dispose of any (i) material property or assets, in any single transaction or series of related transactions, except for (Y) transactions pursuant to Contracts entered into in the Ordinary Course or (Z) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Companies in the Ordinary Course, or (ii) Company IP;

(g)         merge, consolidate or amalgamate with or into any Person;

(h)         make any acquisition of, or investment in, directly or indirectly, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, with a value or purchase price in excess of $250,000 in the aggregate; except in the case that no additional disclosure would be required in the Proxy/Registration Statement and no additional financial information would be required to be included in the Proxy/Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act;

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(i)          settle any Action by any Governmental Authority or any other third party material to the business of the Companies and their Subsidiaries taken as a whole;

(j)          other than in connection with the Reorganization and the Share Split, (i) split, combine, subdivide, adjust, recapitalize, reclassify, or otherwise effect any change in respect of any of its Equity Securities, except for any such transaction by a wholly owned Subsidiary of a Company that remains a wholly owned Subsidiary of such Company after consummation of such transaction, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of the Equity Securities of any Company or its Subsidiaries, or (iii) amend any term or alter any rights of any of its outstanding Equity Securities;

(k)          authorize, make or incur any capital expenditures or obligations or Liabilities in connection therewith, in excess of $250,000 in the aggregate, other than (i) maintenance in the Ordinary Course or (ii) in accordance with the capital expenditures budget of the Companies for calendar year 2025 as set forth on Section 6.1(k) of the Company Disclosure Letter;

(l)          except in the Ordinary Course, enter into or amend any Company Material Contract, or extend, transfer, terminate or waive any right or entitlement of material value under any Company Material Contract;

(m)        except in the Ordinary Course, voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit;

(n)         make any material change in its accounting principles or methods unless required by IFRS or applicable Laws;

(o)         except in the Ordinary Course or as otherwise required by applicable Laws, (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material tax accounting method, (iii) amend any material Tax Return, (iv) enter into any material Tax closing agreement, (v) settle or compromise any material Tax claim, Action, assessment or any material Tax liability, (vi) surrender any right to claim a refund of material Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, (viii) fail to pay any Tax that became due and payable (including estimated Tax payments), (ix) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts the primary purpose of which is not related to the sharing of Taxes), or (x) change its jurisdiction of tax residency;

(p)         take any action or fail to take any action that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment;

(q)         except in the Ordinary Course, (i) increase the compensation or benefits payable or provided, or to become payable or provided to, any current or former directors, officers, employee, individual consultant or other individual service provider of any Company or any Company Subsidiary whose annual base compensation exceeds $250,000 (or the local equivalent thereof), (ii) pay, announce, or grant any cash or equity or equity-based incentive awards, bonuses, transaction, retention, severance or other additional compensation or benefits to any current or former directors, officers, employee, individual consultant or other individual service provider of any Company or any Company Subsidiary, or (iii) take any action to accelerate the time of payment, vesting or funding of any compensation or benefits or increase in the benefits or compensation provided under any Benefit Plan or otherwise due to any of its current or former employees, directors, officers, individual consultants or other individual service providers of any Company or any Company Subsidiary;

(r)          make any loans or advance or contribute any money or other property to any Person other than (A) advances in the Ordinary Course to employees or officers of a Company for expenses, (B) prepayments and deposits paid to suppliers of the Companies in the Ordinary Course, or (C) trade credit extended to customers of the Companies in the Ordinary Course;

(s)          amend, modify, or terminate any Benefit Plan or adopt, establish, or enter into a new Benefit Plan (or any plan, program, agreement or other arrangement that would be a Benefit Plan if in effect as of the date of this Agreement), except as required under applicable Law or in connection with annual renewals for Benefit Plans that are health and welfare programs in the Ordinary Course;

(t)          waive or release any non-competition, non-solicitation or non-disparagement obligation of any current or former director, officer or employee of any Company or any Company Subsidiary;
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(u)         (i) modify, extend, amend, negotiate, terminate or enter into any collective bargaining agreement or other Contract with any Union or (ii) recognize or certify any Union or group of employees as the bargaining representative for any employees of any Company or any Company Subsidiary;

(v)         implement or announce any plant closing, group layoff of employees, reduction-in-force, furlough or similar action, in each case triggering advance notice requirement (or payment in lieu thereof) under any applicable Law; or

(w)        enter into any agreement or otherwise make a commitment to do any action prohibited under this Section 6.1 (except to the extent that such an agreement or commitment would be permitted by a foregoing subsection of this Section 6.1).

For the avoidance of doubt, if any action taken or refrained from being taken by any Company or any Company Subsidiary is expressly covered by a subsection of this Section 6.1 and not prohibited thereunder, the taking or not taking of such action shall be deemed not to be in violation of any other part of this Section 6.1.

Section 6.2          Access to Information. Upon reasonable prior notice and subject to applicable Laws, during the Interim Period, the Companies shall, and shall cause each of its Subsidiaries and each of their and its Subsidiaries’ officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC and its officers, directors, employees and Representatives, following reasonable notice from SPAC in accordance with this Section 6.2, reasonable access during normal business hours to the officers, directors, properties, offices and other facilities, books and records of each of the Companies and their respective Subsidiaries, and all other financial, operating and other data and information as shall be reasonably requested; provided, however, that the Companies shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgement of the Companies, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Laws, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose any Company or any Company Subsidiary to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of Section 11.14. For the avoidance of doubt, the obligations set forth in this Section 6.2 shall apply solely to the Companies and their respective Subsidiaries that are party to the Transactions and shall not extend to any other Person or their respective facilities, books, or records, including, without limitation, any aspect of the Maginito Business. Further, the Companies shall promptly (and in any event within five (5) Business Days) notify SPAC if, during the Interim Period, any Person initiates, or to the Knowledge of the Company, threatens to initiate, a new Action, and as to any material development with respect to any pending Action, (i) under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, reorganization or similar Laws concerning any Company or any Company Subsidiary, or (ii) which, if adversely decided, would reasonably be expected to be materially adverse to the Companies and their Subsidiaries taken as a whole, in each case, including providing true and complete copies of all of the underlying correspondence, notices, filings, pleadings, motions, submissions, and similar documents of any such Action.

Section 6.3          Acquisition Proposals and Alternative Transactions. During the Interim Period, the Companies shall not, and they shall cause their Affiliates and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. Selling Shareholder shall, and shall cause its Affiliates, the Companies, and its and their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Company Acquisition Proposal. The Companies shall notify SPAC of any submissions, proposals or offers made with respect to a Company Acquisition Proposal and provide copies of any such submissions, proposals, or offers to SPAC, as soon as practicable following any Company’s awareness thereof (but no later than two (2) Business Days following the applicable Company’s receipt thereof). Without limiting

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the foregoing, the parties hereto agree that any violation of the restrictions set forth in this Section 6.3 by the Companies, or any of their respective Affiliates or Representatives shall be deemed to be a breach of this Section 6.3 by the Companies. Notwithstanding anything set forth in this Section 6.3, nothing in this Section 6.3 shall restrict the Companies, their Affiliates, or their respective Representatives from (i) seeking, negotiating or obtaining financing from any Governmental Authority in the Ordinary Course; or (ii) pursuing asset-level financing transactions, in each case strictly in furtherance of the Projects or Mining Licenses.

Section 6.4          Regulation S-K 1300 Bankable Feasibility Study; Technical Report Summary. As soon as reasonably practicable after the date of this Agreement, but no later than August 31, 2025 (the date of delivery, the “Bankable Feasibility Study Delivery Date”), the Companies shall deliver to SPAC, for inclusion in the Proxy/Registration Statement, the Bankable Feasibility Study and the technical report summaries, as described in Item 601(b)(96) of Regulation S-K of the Exchange Act, that comply with the requirements of Regulation S-K for the Companies’ material mining operations and for each property that is material to the Companies’ business and financial condition and that must be filed with the Proxy/Registration Statement (collectively, the “Technical Report Summary”).

Section 6.5          Financials.

(a)         The Companies shall use their commercially reasonable efforts to deliver by August 31, 2025, to SPAC the following in connection with the initial filing of the Proxy/Registration Statement with the SEC: financial statements, including consolidated statements of financial position as at December 31, 2024 and December 31, 2023 and consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows, of the Companies and each of their respective Subsidiaries for the years ended December 31, 2024 and December 31, 2023, in each case, prepared in accordance with IFRS and Regulation S-X for purposes of inclusion in the Proxy/Registration Statement, and audited in accordance with the auditing standards of the PCAOB (the “Company 2024 and 2023 Audited Financial Statements”); provided that upon delivery of such Company 2024 and 2023 Audited Financial Statements, the representations and warranties set forth in Section 4.7 shall be deemed to apply to such Company 2024 and 2023 Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b)         As soon as reasonably practicable after the receipt of written request by SPAC, the Companies shall deliver to SPAC the unaudited consolidated statement of financial position of the Companies and each of their respective Subsidiaries and consolidated statement of profit and loss and comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows of the Companies and each of their respective Subsidiaries as of and for the year-to-date period ended (and as of and for the same period from the previous fiscal year), reviewed in accordance with applicable requirements, that are required to be included in the Proxy/Registration Statement for SEC effectiveness (the “Company Interim Financial Statements”).

(c)         The Company Interim Financial Statements and the Company 2024 and 2023 Audited Financial Statements shall (i) comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof; (ii) be prepared in accordance with the books and records of the Companies and each of their respective Subsidiaries; (iii) fairly present the financial condition and the results of operations and cash flow of the Companies and each of their respective Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein (except as may be indicated in the notes thereto and subject to normal year-end adjustment and the absence of footnotes); and (iv) be prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and subject to year-end adjustments and the absence of footnotes).

(d)         The Companies, SPAC and PubCo shall each use their reasonable best efforts to (a) assist each other, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Companies, any of their Subsidiaries, SPAC, or PubCo, in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by SPAC or PubCo with the SEC in connection with the Transactions and (b) obtain the consents of their auditors with respect thereto as may be required by applicable Laws or requested by the SEC in connection therewith.

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Section 6.6          No Trading. The Companies acknowledge that they are aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Companies hereby agrees that they shall not, purchase or sell any securities of SPAC in violation of such Laws, or cause or encourage any Person to do the foregoing.

Section 6.7          Shareholder Approvals.

(a)         Upon the terms set forth in this Agreement and the Shareholder Support Agreement, the Companies shall obtain the Selling Shareholder’s Approval in the form of a written resolution within seventy-two (72) hours after the Proxy/Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to the Selling Shareholder. The directors of the Companies have recommended to the Selling Shareholder the approval of this Agreement and the Transactions.

(b)         Upon the terms set forth in this Agreement, if the MKA Shareholders’ Approval (as defined below) is required in order to consummate the Transactions pursuant to the relevant Organizational Documents, applicable Law or this Agreement, the Companies shall (i) seek to obtain the approval of the Selling Shareholder’s shareholders (the “MKA Shareholders’ Approval”) as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to the Selling Shareholder and (ii) use its reasonable best efforts to obtain the MKA Shareholders’ Approval and shall take all other action reasonably necessary or advisable to secure the MKA Shareholders’ Approval as soon as reasonably practicable after the Proxy/Registration Statement is declared effective.

(c)         Prior to the Closing Date, Lancster BVI shall, as the sole shareholder of Merger Sub, approve and authorize this Agreement, the Plan of Merger and the other Transaction Documents and the consummation of the Merger and the other Transactions (the “Merger Sub Shareholder’s Approval”) and prior to the Effective Time each of Lancaster BVI and Merger Sub shall take all other action reasonably necessary or advisable to cause the documents, as may be required in accordance with the applicable provisions of the Cayman Act or to make the Merger effective to be filed by SPAC with Registrar of Companies of the Cayman Islands on the Closing Date.

Section 6.8          UK Tax Compliance. The Companies shall, prior to the Closing, use commercially reasonable efforts to complete all reasonably necessary steps to remediate Lancaster BVI’s United Kingdom tax residency position, as disclosed in Section 3.8(a) and Section 3.8(m) of the Company Disclosure Letter, including submitting any required notifications or filings to the appropriate Governmental Authority. The Companies shall keep SPAC reasonably informed of any material developments and, upon request, provide written confirmation of the steps taken. For the avoidance of doubt, the existence of any outstanding United Kingdom tax obligations shall not, in and of itself, be deemed a breach of this covenant unless such obligations would reasonably be expected to result in a Company Material Adverse Effect.

Section 6.9          Monthly Pre-Closing Management Fee. From and after July 1, 2025, until the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, Lancaster BVI shall pay to the Selling Shareholder a monthly management fee of $40,000 (pro-rated for any partial month), in consideration of management, administrative and operational support services provided during such period.

Section 6.10        Mining License. If, prior to the Closing, a Malawi Governmental Authority issues to any Company a mining license requiring, under applicable Law, the issuance by such Company to Malawi of free-carried equity in such Company, the Company shall cause any shareholders’ or other applicable agreement entered into with such Malawi Governmental Authority in connection therewith to include provisions approving this Agreement, the Transactions and the Reorganization.

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Article VII
COVENANTS OF SPAC

Section 7.1          OTC Markets Trading. During the Interim Period, SPAC shall use commercially reasonable efforts to qualify the SPAC Class A Ordinary Shares to trade on OTC Markets and ensure the SPAC Public Warrants continue to be qualified to trade on OTC Markets. During the Interim Period, SPAC shall notify the Companies in writing as promptly as practicable of any communications or correspondence from OTC Markets or the SEC with respect to the quotation of the SPAC Class A Ordinary Shares or the SPAC Public Warrants.

Section 7.2           Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Laws, (iii) as set forth on Section 7.2 of the SPAC Disclosure Letter or (iv) as consented to by Lancaster BVI in writing (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC (A) shall operate its business in the Ordinary Course and use commercially reasonable efforts to operate its business in accordance with applicable Law and (B) shall not, except as otherwise expressly required or permitted by this Agreement or the other Transaction Documents or required by Law:

(a)         (i) seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, except as contemplated by the SPAC Shareholder Transaction Proposals or (ii) change, modify or amend the Trust Agreement or its Organizational Documents, except as expressly contemplated by the SPAC Shareholder Transaction Proposals;

(b)         (i) set aside, make or declare any dividend or other distribution to its shareholders (whether in cash, shares, equity securities or property), (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of its capital stock or Equity Securities or (iii) purchase, repurchase, redeem or otherwise acquire any of its issued and outstanding share capital, warrants or other Equity Securities, other than a redemption of SPAC Class A Ordinary Shares in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder;

(c)         merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;

(d)         except in the Ordinary Course or as otherwise required by applicable Laws, (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material tax accounting method, (iii) amend any material Tax Return, (iv) enter into any material Tax closing agreement, (v) settle or compromise any material Tax claim, Action or assessment or any material Tax liability, (vi) surrender any right to claim a refund of Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, (viii) fail to pay any Tax that became due and payable (including estimated Tax payments); (ix) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts the primary purpose of which is not related to the sharing of Taxes), or (x) change its jurisdiction of tax residency;

(e)         take any action or fail to take any action that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment;

(f)          enter into, renew or amend in any material respect, any transaction or SPAC Material Contract, except for material Contracts entered into in the Ordinary Course;

(g)         incur, guarantee or otherwise become liable for any Indebtedness or other material Liability, other than SPAC Working Capital Loans;

(h)         make any change in its accounting principles or methods unless required by GAAP or applicable Laws;

(i)          other than in connection with SPAC Working Capital Loans or the Permitted Financing, (x) issue any Equity Securities or (y) grant any options, warrants or other equity-based awards;

(j)          settle or agree to settle any Action before any Governmental Authority or that imposes injunctive or other non-monetary relief on SPAC;

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(k)         form any Subsidiary;

(l)          liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC; or

(m)        enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 7.2 (except to the extent that such an agreement or commitment would be permitted by a foregoing subsection of this Section 7.2).

Section 7.3          Acquisition Proposals and Alternative Transactions. During the Interim Period, SPAC will not, and it will cause its Representatives (in their capacity as such) and the Sponsor not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (b) furnish or disclose any non-public information to any person or entity in connection with or that would reasonably be expected to lead to a SPAC Acquisition Proposal; (c) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. SPAC shall, and shall cause its Representatives (in their capacity as such) and the Sponsor to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a SPAC Acquisition Proposal. Without limiting the foregoing, the parties hereto agree that any violation of the restrictions set forth in this Section 7.3 by SPAC, its Representatives or the Sponsor shall be deemed to be a breach of this Section 7.3 by such party.

Section 7.4          SPAC Public Filings. From the date of this Agreement through the Closing, each of SPAC and the Companies will use reasonable best efforts to accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. As used in this Section 7.4, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or OTC Markets.

Section 7.5          Section 16 Matters. Prior to the Closing Date, SPAC shall take all such steps (to the extent permitted under applicable Laws) as are reasonably necessary to cause any acquisition or disposition of PubCo Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions (including the Permitted Financing) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to PubCo, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article VIII
JOINT COVENANTS

Section 8.1          Regulatory Approvals; Other Filings.

(a)Each of the Companies and SPAC shall use its respective reasonable best efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Companies and SPAC shall use its respective reasonable best efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b)With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Companies and SPAC shall (i) diligently and expeditiously defend and use their reasonable best efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Companies shall promptly furnish to SPAC, and SPAC shall promptly furnish to the Companies, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any

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proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions and (iii) cause its Subsidiaries to comply with the foregoing clauses (i) and (ii); provided, however, that SPAC shall not enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of Lancaster BVI; provided, further, that neither the Companies nor any of their Subsidiaries shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement, in any such case, without the prior written consent of SPAC. To the extent not prohibited by Law, the Companies agrees to provide SPAC and its counsel, and SPAC agrees to provide to the Companies and their counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. The Companies and SPAC agree to make and to cause their Subsidiaries to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Laws require it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.

(c)         If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted by any Governmental Authority or any private party challenging any of the Transactions as violative of any applicable Law, each of the parties shall cooperate with one another in good faith and use their reasonable best efforts to oppose or defend against any action to prevent or enjoin consummation of this Agreement and the Transactions.

Section 8.2          Preparation of Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals.

(a)         Proxy/Registration Statement.

(i)          As promptly as reasonably practicable after the execution of this Agreement, SPAC, Lancaster BVI, and the Companies shall prepare, and Lancaster BVI and SPAC shall file with the SEC, a Proxy/Registration Statement. SPAC and the Companies each shall use their commercially reasonable efforts to (and shall cause their Subsidiaries to): (1) cause the Proxy/Registration Statement when filed with the SEC, or when subsequently supplemented or amended, to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Each of the Companies, SPAC, and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state or foreign securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Companies and SPAC shall furnish all information respectively, concerning SPAC, and the Companies, their Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, SPAC shall mail the final proxy statement contained in the Proxy/Registration Statement to the SPAC Shareholders. Each of SPAC, Lancaster BVI, and the Companies shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by any of them or any Governmental Authority in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of SPAC, Lancaster BVI, the Companies or their respective Affiliates to any Governmental Authority (including Nasdaq) in connection with the Transactions.

(ii)         Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by SPAC, and Lancaster BVI, as co-registrants. Lancaster BVI will advise the Companies and SPAC, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or

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of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Companies and SPAC a reasonable opportunity to provide comments and amendments to any such filing. SPAC, Lancaster BVI, and the Companies shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iii)        If, at any time prior to the Effective Time, any Event relating to SPAC or its officers or directors, should be discovered by SPAC that would cause the Proxy/Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, SPAC shall promptly inform the Companies. If, at any time prior to the Effective Time, any event or circumstance relating to any Group Company or their respective officers or directors, should be discovered by any Group Company that would cause the Proxy/Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, the Companies shall promptly inform SPAC. Thereafter, SPAC and the Companies shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information, and SPAC and the Companies shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders. No information received or provided pursuant to this Section 8.2(a)(iii) shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Disclosure Letters.

(b)         SPAC Shareholders’ Approval.

(i)          Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, convene and hold an extraordinary general meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) in accordance with the SPAC Charter to be held as promptly as reasonably practicable and, unless otherwise agreed by SPAC and Lancaster BVI in writing, in any event not more than thirty (30) days following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the SPAC Shareholder Transaction Proposals and obtaining the SPAC Shareholders’ Approval (including the approval of any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the SPAC Shareholder Transaction Proposals), providing the SPAC Shareholders with the opportunity to elect to exercise their SPAC Shareholder Redemption Right and such other matters as may be mutually agreed by SPAC and the Lancaster BVI. SPAC will use its reasonable best efforts (A) to solicit from its shareholders proxies in favor of the adoption of the SPAC Shareholder Transaction Proposals, including the SPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Laws, OTC Markets / Nasdaq rules and the SPAC Charter. SPAC (x) shall consult with the Companies regarding the record date and the date of the SPAC Shareholders’ Meeting prior to determining such dates and (y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of Lancaster BVI (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC may adjourn or postpone the SPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that SPAC or PubCo reasonably determines (following consultation with Lancaster BVI) is necessary to comply with applicable Laws, is provided to the SPAC Shareholders in advance of a vote on the adoption of the SPAC Shareholder Transaction Proposals, (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient SPAC Ordinary Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, (3) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Shareholders’ Approval, (4) in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if a number of SPAC Class A Ordinary Shares have been elected to be redeemed such that SPAC reasonably expects that the Minimum Cash Condition will not be satisfied at the Closing, or (5) to comply with applicable Laws.

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(ii)         The Proxy/Registration Statement shall include a statement to the effect that the SPAC Board has unanimously recommended that the SPAC Shareholders vote in favor of the SPAC Shareholder Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation, except in each case to the extent the SPAC Board determines in good faith, after consultation with its outside legal counsel, that a failure to withhold, withdraw, qualify, amend or modify the SPAC Board Recommendation would be in violation of its fiduciary obligations to SPAC under applicable Law.

Section 8.3          Efforts to Consummate. Without limiting any covenant contained in Article VI, Article VII, Article VIII or Article VIII the Companies and SPAC shall, and shall cause their Subsidiaries to: (a) use reasonable best efforts to obtain all material consents and approvals of third parties that the Group Companies or SPAC, as applicable, are required to obtain in order to consummate the Transactions, and (b) use reasonable best efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX (including, in the case of the Companies, SPAC and PubCo, the use of commercially reasonable efforts to enforce their respective rights under any Permitted Financing Agreements, as applicable) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

Section 8.4          Tax Matters.

(a)         Each of SPAC, PubCo, Merger Sub, Surviving Company, and the Companies (i) shall use their reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment, (ii) and PubCo, Merger Sub, Surviving Company, and the Companies will not, and will not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken, or fail to take or cause to fail to take, any action reasonably likely to cause the Transactions to fail to qualify for the Intended Tax Treatment, and (iii) to the greatest extent permitted under applicable Law, will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return, unless otherwise required by a change in Law after the date hereof, a closing agreement with an applicable Governmental Authority, or a final judgment of a court of competent jurisdiction.

(b)         Neither the Companies, nor SPAC, nor any of their Affiliates will take any action or engage in any transaction that would result in the liquidation of the Surviving Company for U.S. federal income tax purposes within one (1) calendar year following the Closing Date. Neither PubCo nor Surviving Company shall cause a “triggering event” (within the meaning of U.S. Treasury Regulations Section 1.367(a)-8(j)) to occur during the period ending five full taxable years after the close of the taxable year in which the Merger occurs. For the avoidance of doubt, the parties acknowledge that a complete liquidation of Surviving Company, as described in U.S. Treasury Regulations Section 1.367(a)-8(k)(8), that occurs after one (1) calendar year following the Closing Date shall not be deemed a breach of this covenant.

(c)          If any opinion relating to the Intended Tax Treatment is required in connection with the filing of the Proxy/Registration Statement or any other required disclosure in respect thereof, then (i) if such opinion relates to the Group Companies, the Companies shall use commercially reasonable efforts to cause such opinion to be provided by a nationally recognized tax advisor of the Group Companies, and (ii) if such opinion relates to SPAC or the SPAC Shareholders, SPAC shall use commercially reasonable efforts to cause such opinion to be provided by a nationally recognized tax advisor of SPAC. Each of the parties hereto shall, and shall cause their respective affiliates to, cooperate in connection with the delivery of any such opinion, including by providing any customary representation letters that may be reasonably requested by any such tax advisor. Notwithstanding anything to the contrary in this Agreement, none of the parties or their respective tax advisors are obligated to provide any tax opinion other than a customary opinion regarding the material accuracy of any disclosure regarding the income tax considerations of the Transactions included in the Proxy/Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a tax opinion by any party’s advisors be a condition precedent to the Transactions.

(d)         PubCo shall pay all Transfer Taxes and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the parties hereto shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, the parties hereto shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

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(e)         Each of the parties to this Agreement shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns and any audit or Tax proceeding or to determine the Tax treatment of any aspect of the Transactions. Such cooperation shall include the retention for the period ending seven (7) years after the Closing Date and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax proceeding or audit, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available). Without limiting the generality of the foregoing, upon the written request of any SPAC Shareholder made following the Closing Date, the Surviving Company and PubCo shall (x) furnish to such SPAC Shareholder such information as such SPAC Shareholder reasonably requests in connection with such SPAC Shareholder’s preparation of a gain recognition agreement, (y) provide such SPAC Shareholder with the information reasonably requested by such SPAC Shareholder for purposes of determining whether there has been a gain “triggering event” under the terms of such SPAC Shareholder’s gain recognition agreement, and (z) provide any assistance and information to such SPAC Shareholder for purposes of complying with any reporting requirement under Section 367 or Treasury Regulations Section 1.1291-6(g), in each case, at the sole cost and expense of such requesting SPAC Shareholder.

(f)          If the Companies or a SPAC Shareholder determine that any Company is (or may) be a PFIC with respect to an applicable tax year, the Companies shall provide a SPAC Shareholder promptly upon its request and annually thereafter with the information necessary for such SPAC Shareholder to prepare its U.S. federal, state and local income tax returns (including an IRS Form 8621) and to make a “qualified electing fund” (“QEF”) election, at such SPAC Shareholder’s sole expense, under Section 1295 of the Code, including the provision of a “PFIC Annual Information Statement” (as described in Treasury Regulations Section 1.1295 1(f)(2)).

(g)Each of the Companies and the Selling Shareholder represent and warrant severally, but not jointly, that the primary purpose of the transfers to Lancaster BVI, in connection with the Reorganization, of MKA Poland, Mkango Resources Ltd., Mkango ServiceCo, MKA BVI, and Lancaster Malawi is the non-tax purpose of consolidating and integrating the ownership (and related value) of all aspects of the mining and exploration business under a single holding company (i.e., Lancaster BVI) to encourage investment in Lancaster BVI.

Section 8.5          Shareholder Litigation. SPAC shall promptly advise the Companies of any Action commenced (or to the Knowledge of SPAC, threatened) on or after the date of this Agreement against SPAC, any of its Subsidiaries or any of its directors or officers by any SPAC Shareholder relating to this Agreement, the Merger or any of the other Transactions (any such Action, “Shareholder Litigation”), and SPAC shall keep the Companies reasonably informed regarding any such Shareholder Litigation. Other than with respect to any Shareholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Shareholder Litigation related to or arising out of a SPAC Acquisition Proposal, SPAC shall give Lancaster BVI a reasonable opportunity to participate, but not control, at its sole expense, in the defense or settlement of any such Shareholder Litigation (and consider in good faith the suggestions of Lancaster BVI in connection therewith) brought against SPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without Lancaster BVI’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.6          Permitted Financing.

(a)         During the Interim Period, SPAC and the Companies shall use commercially reasonable efforts to execute the Permitted Financing Agreements in forms to be mutually agreed by SPAC and the Companies that would provide Permitted Financing Proceeds in an aggregate amount of $25,750,000 or greater. Each of SPAC, and the Companies shall use their commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Permitted Financing as may be reasonably requested by each other.

(b)         Unless otherwise consented in writing by each of Lancaster BVI and SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), PubCo shall not permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), any provision or remedy under, or any replacements of, any of the Permitted Financing Agreements in each case other than the assignment of a counterparty’s rights and obligations in accordance with the terms of the applicable Permitted Financing Agreement. Each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Permitted Financing Agreements on the terms and conditions described therein,

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including maintaining in effect the Permitted Financing Agreements and to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to it in the Permitted Financing Agreements and otherwise comply with its obligations thereunder, (ii) without limiting the rights of any party to enforce certain of such Permitted Financing Agreements, in the event that all conditions in the Permitted Financing Agreements (other than conditions that the Companies, SPAC, PubCo or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the closings under the Permitted Financing Agreements) have been satisfied, consummate the transactions contemplated by the Permitted Financing Agreements at or prior to the Closing; (iii) confer with each other regarding timing of the expected closings under the Permitted Financing Agreements; and (iv) deliver notices to the applicable counterparties to the Permitted Financing Agreements sufficiently in advance of the Closing to cause them to fund their obligations as far in advance of the Closing as permitted by the Permitted Financing Agreements. Without limiting the generality of the foregoing, the Companies, SPAC or PubCo, as applicable, shall each give the other parties prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Permitted Financing Agreements known to the Companies, SPAC or PubCo, as applicable; (B) of the receipt of any written notice or other written communication from any party to any Permitted Financing Agreements by Selling Shareholder, the Companies, SPAC or PubCo, as applicable, with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any Permitted Financing Agreements or any provisions of any Permitted Financing Agreements; and (C) if the Companies, SPAC or PubCo, as applicable, do not expect PubCo to receive, all or any portion of the Permitted Financing Proceeds on the terms, in the manner or from one or more investors as contemplated by the Permitted Financing Agreements. The Companies, SPAC and PubCo shall take, or cause the Transfer Agent to take, all actions required under the Permitted Financing Agreements with respect to the timely book-entry or other records evidencing the PubCo Ordinary Shares as and when required under any such Permitted Financing Agreements. Each of the parties shall use its commercially reasonable efforts to, and shall instruct its financial advisors to, keep the other parties and the other parties’ financial advisors reasonably informed with respect to the Permitted Financing during such period, including by (1) providing regular updates and (2) consulting and cooperating with, and considering in good faith any feedback from, the other parties or the other parties’ financial advisors with respect to the Permitted Financing.

Section 8.7          D&O Indemnification and Insurance.

(a)         From and after the Closing, the Surviving Company and PubCo shall jointly and severally indemnify and hold harmless each of the respective present and former directors and officers of the Group Companies and SPAC (in each case, solely to the extent acting in his or her capacity as such (the “D&O Indemnified Parties”)) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or Liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Group Companies or SPAC, respectively, would have been permitted under applicable Laws and its respective certificate of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Laws). Without limiting the foregoing, PubCo shall, and shall cause its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Closing provisions in its Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of SPAC’s and each Group Companies’ respective former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of SPAC or such Group Company, respectively, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)         For a period of six (6) years from the Closing, each of PubCo and the Surviving Company shall maintain in effect directors’ and officers’ liability insurance (each “D&O Insurance”) covering those Persons who are currently covered by the Companies’ or SPAC’s respective directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall PubCo, its Subsidiaries or the Surviving Company be required to expend more than 300 % of the aggregate annual premium currently payable for such insurance policies for the D&O

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Insurance in favor of those Persons who are currently covered by SPAC’s liability insurance policy for its directors and officers; provided, however, that (i) each of PubCo and the Surviving Company may cause coverage to be extended under the respective current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy (such coverage under the existing policies or “tail” policies, each a “D&O Tail”) with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, the Surviving Company and PubCo, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 8.7 shall be continued in respect of such claim until the final disposition thereof.

(c)         Notwithstanding anything contained in this Agreement to the contrary, this Section 8.7 shall survive the Closing indefinitely and shall be binding, jointly and severally, on the Surviving Company and PubCo and all of their respective successors and assigns. In the event that the Surviving Company, PubCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company or PubCo, respectively, shall ensure (and each of PubCo and the Surviving Company shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns of the Surviving Company or PubCo as the case may be, shall succeed to the obligations set forth in this Section 8.7.

(d)         The provisions of Section 8.7(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Surviving Company and PubCo and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 8.8          Post-Closing Directors and Officers of PubCo.

(a)         PubCo shall take all such action necessary or appropriate such that immediately following the Effective Time, the board of directors of PubCo shall consist of (i) one (1) director designated in writing by SPAC, reasonably acceptable to Lancaster BVI and qualifying as an independent director (the “SPAC Director”), and (ii) up to six (6) other directors designated in writing by Lancaster BVI, after consultation with SPAC; provided, however, that such directors, as well as their respective class designations and committee memberships, designated pursuant to the foregoing sentence shall be determined sufficiently in advance to allow for inclusion of such Persons in the Proxy/Registration Statement. The parties hereto shall procure that, prior to or at the Effective Time, each person to be appointed as a director of Pubco shall provide a written consent to so act.

(b)         The board of directors of PubCo as of immediately following the Effective Time shall comply with Nasdaq rules and shall be divided into three (3) classes of directors with staggered terms. The composition of such classes and the committee membership of the directors shall be determined by the PubCo.

(c)         The management team of PubCo as of immediately following the Effective Time shall consist solely of Lancaster BVI’s current management team, which management team shall manage PubCo.

Section 8.9          PubCo Incentive Plan. Prior to the Closing Date, PubCo shall approve and adopt, effective as of the Effective Time, an equity incentive plan (the “PubCo Incentive Plan” ), in form and substance reasonably satisfactory to the Companies, and in consultation with SPAC. The PubCo Incentive Plan shall provide for an initial share reserve equal to 10% of PubCo’s fully diluted outstanding shares as of immediately after the Effective Time, with customary evergreen provisions allowing for automatic annual increases not to exceed 5% annually. The PubCo Incentive Plan, including its size and structure, shall be determined sufficiently in advance to allow for its inclusion in the Proxy/Registration Statement to the extent SPAC Shareholder Approval is required as part of the SPAC Shareholder Transaction Proposals. For the avoidance of doubt, none of the equity awards or PubCo Ordinary Shares issued under the PubCo Incentive Plan shall result in any deduction to the Equity Value or the Company Shareholder Closing Consideration.

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Section 8.10        Delisting and Deregistration. Each of the parties shall use its commercially reasonable efforts to cause the SPAC Units, the SPAC Class A Ordinary Shares and the SPAC Public Warrants to be removed from quotation from OTC Markets (or be succeeded by the applicable Equity Securities of Pubco), and to terminate the registration of SPAC with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Pubco), as of the Effective Time or as soon as practicable thereafter.

Section 8.11        Notice of Developments. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Companies shall promptly (and in any event prior to the Closing) notify SPAC in writing, and SPAC shall promptly (and in any event prior to the Closing) notify Lancaster BVI in writing, upon any of the Companies or SPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of SPAC, as the case may be): (a) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied or (b) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 8.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, SPAC or the Companies, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 8.11 shall not give rise to any Liability of the Companies or SPAC or be taken into account in determining whether the conditions in Article IX have been satisfied or give rise to any right of termination set forth in Article X.

Section 8.12        SPAC Redemptions. Each of the Companies, SPAC and PubCo shall cooperate in good faith to mitigate the impact of SPAC Shareholder Redemption Rights and shall use reasonable best efforts to take any actions reasonably requested by another party to achieve this objective, to the extent permitted by applicable Law. Such actions may include redemption recapture facilities, loan commitments, liquidity facilities (e.g., committed equity lines of credit), private placement financings, and other post-closing capital raises; provided that such additional capital actually raised shall be included in Available Gross SPAC Cash. Each party shall take commercially reasonable steps to implement these initiatives in a manner that supports PubCo’s financial stability and market position from and after the Closing.

Section 8.13        Management Arrangements. Each of the Companies, SPAC and PubCo shall cooperate in good faith following the execution of this Agreement to determine an appropriate framework for (i) allocating compensation (including incentive benefits) of all employees, non-employee directors and other individual service providers providing services to PubCo, reflecting time and services reasonably expected to be dedicated to each of PubCo and Selling Shareholder, and subject to the terms and conditions in the PubCo Incentive Plan, and (ii) the provision of management, administrative and operational support and services to PubCo.

Section 8.14        REE Product Offtake Arrangements. From and after the date of this Agreement and prior to the Closing, the Companies shall, and Lancaster BVI shall cause its Subsidiaries to, negotiate in good faith and, if requested by the Selling Shareholder, enter into a binding agreement (an “Offtake Agreement) with the Selling Shareholder or one of its Affiliates, providing such Person with the right to: (i) purchase up to twenty-five percent (25%) of any REE Product for use in the business of such Person or its Affiliates; (ii) identify a third party to enter into an offtake agreement with Lancaster BVI or any of its Subsidiaries for up to twenty-five percent (25%) of any REE Product; or (iii) identify a third party to act as a marketing agent for Lancaster BVI or any of its Subsidiaries with respect to up to twenty-five percent (25%) of any REE Product. The terms of any Offtake Agreement shall be negotiated in good faith on a reasonable basis and shall be subject to the mutual agreement of the applicable parties. Any arrangement entered into pursuant to clause (i) or (ii) of this Section 8.14 shall include a commercially reasonable methodology for determining the purchase price of the applicable REE Product. Any arrangement contemplated by clause (ii) or (iii) of this Section 8.14 shall be subject to the prior written approval of the board of directors of Lancaster BVI (or, after the Closing, the board of directors of PubCo), solely with respect to the identity of the proposed third-party counterparty, such approval not to be unreasonably withheld, conditioned or delayed.

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Article IX
CONDITIONS TO OBLIGATIONS

Section 9.1          Conditions to Obligations of SPAC and the Companies at Closing. The obligations of the Companies and SPAC to consummate, or cause to be consummated, the Transactions at the Closing are each subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the party or parties whose obligations are conditioned thereupon:

(a)         Each of the SPAC Shareholders’ Approval, the Selling Shareholder’s Approval and the Merger Sub Shareholder’s Approval shall have been obtained;

(b)         The Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC and not withdrawn;

(c)         PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Closing, PubCo shall satisfy any applicable listing requirements of Nasdaq;

(d)         No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing (any of the foregoing, a “Restraint”), other than any such Restraint that is immaterial;

(e)         Any required Regulatory Approvals shall have been obtained; and

(f)          Each of the Transaction Documents shall have been duly executed and delivered by each party thereto.

Section 9.2          Conditions to Obligations of SPAC at Closing. The obligations of SPAC to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions as of the Closing Date, any one or more of which may be waived in writing by SPAC:

(a)         The representations and warranties contained in Section 3.1 (Organization, Good Standing and Qualification), Section 3.2 (Subsidiaries), Section 3.3 (Capitalization of the Company), Section 3.4 (Capitalization of Subsidiaries), Section 3.5 (Authorization), Section 3.18 (Brokers), Section 5.1 (Organization, Good Standing, Corporate Power and Qualification), Section 5.2 (Capitalization and Voting Rights), Section 5.4 (Authorization), Section 5.8 (Brokers) and Section 5.10 (Business Activities) (collectively, the “Specified Company Representations”) shall be true and correct in all material respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date). Each of the representations and warranties of the Companies contained in Article III and of the Merger Sub contained in Article V (other than the Specified Company Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect or an Merger Sub Material Adverse Effect, as applicable;

(b)         The Pre-Closing Reorganization and the Closing Reorganization shall have been completed;

(c)         The Share Split shall have been completed in accordance with Section 2.7 and Lancaster BVI’s Organizational Documents;

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(d)         Each of the covenants of the Companies to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(e)         PubCo shall have obtained and delivered to SPAC evidence of a fully-paid D&O Tail with respect to SPAC’s directors and officers prior to the Closing, which D&O Tail will be bound and fully effective upon the Closing without any further action of any party;

(f)          Since the date of this Agreement, no Company Material Adverse Effect or Merger Sub Material Adverse Effect, as applicable, shall have occurred which is continuing and uncured;

(g)         As of immediately prior to the Effective Time, no Company shall be in bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings, and no liquidator, administrator, restructuring officer or similar Person shall have been appointed, in each case under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, or reorganization Laws; and

(h)         The Companies and Merger Sub shall each have delivered to SPAC a certificate of the Secretary (or equivalent officer or director) of such Company or of Merger Sub certifying that attached thereto are true and complete copies of all resolutions or approvals adopted by the board of directors and or similar body of such Company or of Merger Sub authorizing the execution, delivery and performance of this Agreement and the consummation of the Transaction, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(i)          The Companies shall each have delivered to SPAC a certificate, signed by authorized officers or directors of each Company, respectively, and dated as of the Closing Date, certifying the conditions set forth in Section 9.2(a) and Section 9.2(d) have been fulfilled.

Section 9.3          Conditions to Obligations of the Companies at Closing. The obligations of the Companies to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions as of the Closing Date, any one or more of which may be waived in writing by Lancaster BVI:

(a)         The representations and warranties contained in Section 4.1 (Organization, Good Standing, Corporate Power and Qualification), Section 4.2 (Capitalization and Voting Rights), Section 4.3 (Corporate Structure; Subsidiaries), Section 4.4 (Authorization), Section 4.10 (Brokers) and Section 4.15 (Business Activities) (collectively, the “Specified SPAC Representations”) shall be true and correct in all material respects (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date). Each of the representations and warranties of SPAC contained in Article IV (other than the Specified SPAC Representations), shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be so true and correct on and as of such earlier date), except, in any case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a SPAC Material Adverse Effect;

(b)         Each of the covenants of SPAC to be performed as of or prior to the Closing Date shall have been performed in all material respects;

(c)         SPAC shall have delivered or cause to be delivered to the Companies a certificate signed by an authorized officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(d)         SPAC shall have delivered or cause to be delivered to the Companies a duly executed copy of the Deferred Underwriting Waiver;

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(e)         SPAC shall have delivered or caused to be delivered to the Companies a certificate of the Secretary (or equivalent officer) of SPAC certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of SPAC authorizing the execution, delivery and performance of this Agreement and the consummation of the Transaction, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and

(f)          the Available Net SPAC Cash shall be not less than $5,000,000 (the “Minimum Cash Condition”).

Section 9.4          Frustration of Conditions. Neither SPAC, nor the Companies may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith or to comply in all material respects with its obligations under this Agreement.

Article X
TERMINATION

Section 10.1        Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)         by mutual written consent of Lancaster BVI and SPAC;

(b)         by written notice from either Lancaster BVI or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c)         by written notice from either Lancaster BVI or SPAC to the other if the SPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement; provided that such termination right shall not be exercisable by SPAC if SPAC has materially breached any of its obligations under Section 8.2;

(d)         by written notice from SPAC to the Companies if there is any breach of any representation, warranty, covenant or agreement on the part of the Companies set forth in this Agreement, such that the conditions specified in Section 9.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that if such Terminating Company Breach is curable by such party then, for a period of up to thirty (30) days after receipt by the Companies of written notice from SPAC of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement and the Companies have not already waived such breach;

(e)         by written notice from Lancaster BVI to SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 9.3 would not be satisfied at the relevant Closing Date (a “Terminating SPAC Breach”), except that if any such Terminating SPAC Breach is curable by SPAC then, for a period of up to thirty (30) days after receipt by SPAC of written notice from Lancaster BVI of such breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period, provided that the Companies shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if any Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement and SPAC has not already waived such breach;

(f)          by written notice from SPAC to the Companies if the Selling Shareholder’s Approval (if applicable, and pursuant to the Shareholder Support Agreement) shall not have been obtained;

(g)         by written notice from SPAC to the Companies if the Companies fail to deliver either of the Technical Report Summary or the Company 2024 and 2023 Audited Financial Statements to SPAC on or before August 31, 2025;

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(h)         by written notice from SPAC to Lancaster BVI if (i) any Company or any of their Subsidiaries enters into bankruptcy, receivership, administration, restructuring, corporate rescue or other similar proceedings or (ii) a liquidator, administrator, restructuring officer, or similar Person is appointed on behalf of a Company, in each case under any applicable administration, scheme of arrangement, restructuring, receivership, corporate rescue, insolvency, bankruptcy, or reorganization Laws;

(i)          by written notice from either SPAC or Lancaster BVI to the other, if the Transactions shall not have been consummated on or prior to March 11, 2026 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 10.1(i) will not be available to any party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the Transactions to be consummated by such time; or

(j)          by written notice from Lancaster BVI to SPAC if the Form F-4 Note Closing (as defined in the Convertible Note) is not consummated in accordance with the terms of the Convertible Note.

Section 10.2        Effect of Termination.

(a)         Any termination of this Agreement under Section 10.1 above shall be effective immediately upon execution of the mutual written consent by the required parties or the delivery of written notice of the party seeking termination to the other parties, as the case may be, subject to the cure periods set forth in Section 10.1 if applicable.

(b)         In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than Liability of the Companies or SPAC, as the case may be, for fraud or for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI shall survive any termination of this Agreement.

Article XI
MISCELLANEOUS

Section 11.1         Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Companies acknowledge that, as described in the final prospectus of SPAC, filed with the SEC on February 10, 2021 (Registration No. 333-252307) (as amended, the “SPAC Prospectus”), SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders pursuant to the Trust Agreement and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Companies further acknowledge and agree that a significant amount of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, the Companies (on behalf of themselves and their Affiliates) irrevocably waive any Released Claims (as defined below), in the past, now or in the future as a result of, or arising out of, this Agreement, any negotiation, contracts or agreements with the Group Companies, or their respective representatives, against, and any right to access, the Trust Account, any trustee of the Trust Account and SPAC, to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, regardless of whether such claim arises as a result of, in connection with or relating to any way to, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”) and will not seek recourse against the Trust Account at any time for any reason. Notwithstanding the foregoing, nothing herein shall serve to limit or prohibit the Companies’ right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for intentional fraud in the making of the representations and warranties in Article IV. This Section 11.1 shall survive the termination of this Agreement for any reason.

Section 11.2        Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or any Transaction Document or (c) subject to

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requirements of applicable Law, waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 11.3        Notices. All notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and may be delivered personally, by courier or by electronic mail to the intended recipient thereof at its courier delivery or email address as set out below (or to such other courier delivery or email address as a party may from time to time notify the other parties hereto by giving notice in accordance with this Section 11.3). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery or (b) if sent by electronic mail, immediately upon the sending thereof as reflected on the sender’s email system. The initial courier delivery addresses and email addresses of the respective parties hereto for the purpose of this Agreement are:

(a)         If to SPAC (prior to the Closing), to:

Crown PropTech Acquisitions

40 West 57th Street

29th Floor

New York, NY 10019

Attention:            Michael Minnick

Email:         mm@crownproptech.com

with a copy (which shall not constitute notice) to:

Orrick Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 1001

Attn: Alice Hsu; Zac Padgett

E-mail: ahsu@orrick.com; zpadgett@orrick.com

(b)         If to any of the Companies (prior to or after the Closing), to:

Lancaster Exploration Limited

56 Administration Drive

Wickhams Cay 1, Road Town

Tortola VG 1110, British Virgin Islands

Attention: Alex Lemon

Email: alex@mkango.ca

with a copy (which shall not constitute notice) to:

Greenberg Traurig LLP

One Vanderbilt Ave

New York, New York 10017

Attention:            Alan Annex

Barbara A. Jones

Adam Namoury

Email:          alan.annex@gtlaw.com

barbara.jones@gtlaw.com

adam.namoury@gtlaw.com

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Section 11.4         Assignment. No party hereto may assign, delegate or otherwise transfer either this Agreement or any part hereof or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto and any attempt to do so without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which successors and permitted assigns to be deemed a party hereto for all purposes hereof.

Section 11.5        Rights of Third Parties. Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of any Group Company, SPAC, or any of their Subsidiaries, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (c) limit the right of SPAC, the Group Companies or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing; provided, however, that (i) if the Closing occurs, the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 8.7, (ii) the Non-Recourse Parties (and their respective successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.17 and Section 11.18, (iii) the Sponsor is an intended third party beneficiary of, and may enforce the rights of SPAC under Section 8.8(a)(i) and this Section 11.5(iii) and all other rights expressly described in this Agreement as being rights of SPAC, and (iv) the Selling Shareholder is an intended third party beneficiary of Section 11.13(b), Section 11.14 and Section 11.19, and may enforce any rights expressly granted to it or the Companies therein.

Section 11.6        Expenses.

(a)         If the Closing occurs, PubCo shall pay, or cause to be paid in accordance with Section 2.9(c)(iii)(2), the accrued and unpaid SPAC Transaction Expenses and the accrued and unpaid Company Transaction Expenses.

(b)         If the Mergers and the other Transactions are not consummated, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement, the Transaction Documents, and the Transactions, including all fees of its legal counsel, financial advisors and accountants, except that SPAC and the Companies shall each pay one-half of all expenses incurred by SPAC and the Group Companies relating to all of SEC, OTC, Canadian Securities Authority, AIM, TSXV and other regulatory filing fees incurred in connection with the Transactions, including the filing fees associated with filings pursuant to Antitrust Laws (if any).

(c)         If, at the Closing, there is a SPAC Transaction Expenses Cap Excess, SPAC shall cause Sponsor to, in connection with the payment of the SPAC Transaction Expenses in accordance with this Agreement on the Closing Date, either (i) pay the SPAC Transaction Expenses Cap Excess in cash at Closing, or (ii) irrevocably forfeit and surrender to SPAC for no consideration a number of SPAC Class A Ordinary Shares or SPAC Class B Ordinary Shares equal to the quotient of (x) the amount of the SPAC Transaction Expenses Cap Excess divided by (y) $10.00. SPAC shall cause Sponsor to take any other action reasonably requested by the PubCo to evidence the forfeiture and surrender of such shares pursuant to this Section 11.6(c).

Section 11.7        Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state. Notwithstanding anything else in this Agreement, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocable submit it to the non-exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger and (b) following the Merger, (x) the vesting of the rights and the property of every description including choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub and SPAC in the Surviving Company and (y) the cancellation of the shares, the rights provided in Section 238 of the Cayman Companies Act, the fiduciary or other duties of the SPAC and directors of Merger Sub and the internal corporate affairs of SPAC.

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Section 11.8            Consent to Jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, OR, IF AND ONLY IF SAID DISTRICT COURT DETERMINES THAT IT LACKS SUBJECT MATTER JURISDICTION THE SUPREME COURT OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 11.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 11.8.

Section 11.9        Headings; Counterparts; Electronic Signatures. The table of contents and headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered irrevocable originally executed counterparts of this Agreement.

Section 11.10       Disclosure Letters. The Disclosure Letters (including, in each case, any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. Notwithstanding Section 1.2(h), references to agreements and other documents set forth in any section of the Company Disclosure Letter shall be deemed to include all amendments and other modifications thereto only to the extent such amendments or modifications are Made Available to SPAC.

Section 11.11      Entire Agreement. This Agreement (together with the Disclosure Letters and exhibits hereto), the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any and all prior discussions, negotiations, proposals, undertakings, and other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.

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Section 11.12      Amendments. This Agreement may be amended or modified in whole or in part prior to the Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by SPAC and Lancaster BVI, on behalf of the Companies; provided, however, that after the Selling Shareholder’s Approval (if applicable) or the SPAC Shareholders’ Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the shareholders of the Companies or the shareholders of SPAC, respectively, without such approval having been obtained. The approval of this Agreement by the stockholders of any of the parties to this Agreement shall not restrict the ability of the board of directors (or other body performing similar functions) of any of the parties to this Agreement to terminate this Agreement in accordance with Section 10.1 or to cause such party to this Agreement to enter into an amendment to this Agreement pursuant to this Section 11.12.

Section 11.13      Publicity.

(a)         All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall be subject to the prior mutual approval of SPAC, Lancaster BVI and the Selling Shareholder (which approval shall not be unreasonably withheld, conditioned or delayed); provided, that no such party shall be required to obtain consent pursuant to this Section 11.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.13(a).

(b)         The restriction in Section 11.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other parties in advance as to its form, content and timing; provided, further, that, subject to this Section 11.13, each party to this Agreement, the Selling Shareholder and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees, direct and indirect current or prospective limited partners and investors or otherwise in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information confidential without the consent of any other party to this Agreement or the Selling Shareholder, as applicable; and provided, further, that subject to Section 6.2 and this Section 11.13, the foregoing shall not prohibit any party to this Agreement or the Selling Shareholder from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

Section 11.14      Confidentiality. The parties hereto agree that all confidential information exchanged in connection with this Agreement and the negotiations related thereto shall be kept confidential in accordance that certain Confidentiality Agreement, dated as of October 14, 2024, by and among Lancaster BVI, MKA Poland and SPAC (the “Confidentiality Agreement”) as if the parties hereto were parties to the Confidentiality Agreement, which shall be enforceable by and against the parties hereto as if original parties thereto. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

Section 11.15       Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

Section 11.16      Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not fully or timely performed in accordance with their specific terms or were otherwise breached. The parties hereto agree that (a) each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or the other Transaction Documents and to specific enforcement of the terms and provisions of this Agreement and the other Transaction Documents, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.1, in addition to any other remedy to which any party is entitled at law or in equity, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the parties hereto would have entered into this Agreement. In the event that any Action shall be brought in equity to enforce the provisions of

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this Agreement or the other Transaction Documents, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party hereby also waives any requirement for the securing or posting of any bond in connection therewith.

Section 11.17       Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party to this Agreement), (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any party hereto and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of any Group Company or SPAC under this Agreement of or for any claim based on, arising out of, or related to this Agreement (each of the Persons identified in the foregoing sub-clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”). Notwithstanding the foregoing, nothing in this Section 11.17 shall limit, amend or waive any rights of any party to any Transaction Documents.

Section 11.18       Non-Survival of Representations, Warranties and Covenants. Except in the case of claims against a Person in respect of such Person’s fraud, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.19      Conflicts and Privilege.

(a)         The Companies and SPAC, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other Equity Securities of SPAC or the Sponsor or any of their respective directors, managers, members, partners, officers, employees, independent contractors or Affiliates (collectively, the “SPAC Group”), on the one hand, and (y) PubCo or the Surviving Company or any member of the Group Companies, on the other hand, any legal counsel, including Orrick, Herrington & Sutcliffe LLP (“Orrick”) or Maples Group (including Maples and Calder (Cayman) LLP and Maples and Calder (BVI) (together, “Maples”), that represented SPAC, the Sponsor and/or any other member of the SPAC Group prior to the Closing, may represent the Sponsor or any other member of the SPAC Group, in such dispute even though the interests of such Persons may be directly adverse to PubCo, the Surviving Company, or any member of the Group Companies, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo, the Surviving Company, any Group Company, the Sponsor or any other member of the SPAC Group. No party hereto shall seek to or have Orrick disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of SPAC or any of the other member of the SPAC Group by Orrick. The parties hereto hereby waive any potential conflict of interest arising from such prior representation and each party hereto shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each party hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such party has consulted with counsel in connection therewith. The Companies and SPAC, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the Transactions) between or among SPAC, the Sponsor or any other member of the SPAC Group, on the one hand, and Orrick or Maples, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by PubCo or the Surviving Company. Notwithstanding the foregoing, any privileged communications or information shared by the Companies prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of PubCo and the Surviving Company.

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(b)         The Companies and SPAC, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the SPAC Group, on the one hand, and (y) PubCo, the Companies, the Surviving Company or any member of the Group Companies, on the other hand, any legal counsel, including Greenberg Traurig, LLP (“GT”), Fasken Martineau LLP (“Fasken”) or Conyers Dill & Pearman LLP (“Conyers”), that represented the Companies prior to the Closing may represent the Companies or any other member of the Group Companies, in such dispute. No party hereto shall seek to or have GT, Fasken or Conyers disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of any of the Group Companies by GT, Fasken and Conyers. The parties hereto hereby waive any potential conflict of interest arising from such prior representation and each party hereto shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each party hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such party has consulted with counsel in connection therewith. The Companies and SPAC, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Company), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the Transactions) between or among any member of the Group Companies, on the one hand, and GT, Fasken or Conyers, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Group Companies after the Closing.

[Remainder of page intentionally left blank]

Annex A-1-66

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Crown PropTech Acquisitions
By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A-1-67

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Mkango (Cayman) Limited
By:	/s/ Alexander Mark Lemon
Name:	Alexander Mark Lemon
Title:	Authorized Signatory
Lancaster Exploration Limited
By:	/s/ Alexander Mark Lemon
Name:	Alexander Mark Lemon
Title:	Authorized Signatory
Mkango Polska s.p. Z.o.o.
By:	/s/ Alexander Mark Lemon
Name:	Alexander Mark Lemon
Title:	Authorized Signatory
MKA Exploration Limited
By:	/s/ Alexander Mark Lemon
Name:	Alexander Mark Lemon
Title:	Authorized Signatory
Mkango ServiceCo UK LImited
By:	/s/ Alexander Mark Lemon
Name:	Alexander Mark Lemon
Title:	Authorized Signatory

[Signature Page to Business Combination Agreement]

Annex A-1-68

EXHIBIT A

Form of Registration Rights and Lock-Up Agreement

[Attached]

Annex A-1-69

Execution Version

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [___], 20251, is made and entered into by and among Lancaster Exploration Limited, a company incorporated under the laws of the British Virgin Islands (“PubCo”), Crown PropTech Sponsor, LLC, a Delaware limited liability company (“Sponsor”), CIIG Management III LLC, a Delaware limited liability company (“Co-Sponsor” and, together with the Sponsor, the “Sponsors”), [___________] (f/k/a Crown PropTech Acquisitions), an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), each of the persons and entities listed on Exhibit A hereto (each, a “SPAC Holder”), and the entities listed on Exhibit B hereto (the “Company Holder[s]” and, collectively with Sponsors, SPAC Holders, and any other person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, PubCo is a party to that certain Business Combination Agreement, dated as of July 2, 2025 (the “Business Combination Agreement”), by and among PubCo, SPAC, Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct, wholly owned Subsidiary of PubCo (“Merger Sub”), Mkango ServiceCo UK Limited, a company organized under the laws of England and a direct, wholly owned Subsidiary of PubCo (“Mkango ServiceCo”), Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned Subsidiary of Mkango ServiceCo, and MKA Exploration Limited, a company incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Mkango ServiceCo, pursuant to which, among other things, on or about the date hereof, (a) Merger Sub will merge with and into SPAC, with SPAC being the surviving entity and becoming a wholly-owned Subsidiary of PubCo (the “Merger”); and (b) pursuant to that certain Assignment, Assumption and Amendment Agreement (the “Assignment and Assumption Agreement”), dated on or about the date hereof, each outstanding and unexercised warrant issued by SPAC to acquire SPAC Class A Ordinary Shares shall represent the right to acquire, from and after the date hereof, PubCo Ordinary Shares under the terms of such Assignment and Assumption Agreement (the “PubCo Warrants”);

WHEREAS, Sponsors, the SPAC Holders and SPAC are parties to that certain Registration Rights Agreement, dated as of February 8, 2021 (the “Prior Agreement”), and the Sponsors, the SPAC Holders and SPAC consent to termination of the Prior Agreement upon execution and delivery of this Agreement;

WHEREAS, each of the Sponsors is acquiring PubCo Ordinary Shares (including the PubCo Ordinary Shares issued or issuable upon the exercise, exchange or conversion of any other equity security issued to each of the Sponsors pursuant to the terms of the Business Combination Agreement, including the Private Placement Warrants) and Private Placement Warrants on or about the date hereof pursuant to the Business Combination Agreement;

WHEREAS, each SPAC Holder and Company Holder is acquiring PubCo Ordinary Shares (including the PubCo Ordinary Shares issued or issuable upon the exercise, exchange or conversion of any other equity security issued to a SPAC Holder or Company Holder pursuant to the terms of the Business Combination Agreement, including the PubCo Warrants) and/or Private Placement Warrants on or about the date hereof pursuant to the Business Combination Agreement; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, PubCo and the Holders desire to enter into this Agreement, pursuant to which PubCo will grant the Holders certain registration rights with respect to certain securities of PubCo, as set forth in this Agreement.

____________

1        NTD: To be dated as of the Closing Date.

Annex A-1-70

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
Definitions

1.1         Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer, principal financial officer of PubCo or the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) PubCo has a bona fide business purpose for not making such information public.

“Affiliate” shall mean, with respect to any person, any other person which, directly or indirectly, Controls, is Controlled by or is under common Control with such person.

“Agreement” shall have the meaning given in the preamble to this Agreement.

“Assignment and Assumption Agreement” shall have the meaning given in the Recitals hereto.

“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of PubCo.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the United States Securities and Exchange Commission.

“Control” shall mean, in relation to any Person (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether as trustee or executor or by contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly.

“Company Holders” shall have the meaning given in the preamble to this Agreement.

“Co-Sponsor” shall have the meaning given in the preamble to this Agreement.

“Demanding Holder” shall mean any Holder or group of Holders making a written demand for the Registration of Registrable Securities pursuant to subsection 2.1.3.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Holder Indemnified Parties” shall have the meaning given in subsection 4.1.1.

“Holders” shall have the meaning given in the preamble to this Agreement.

“Immediate Family Members” shall mean, as to a natural person, such individual’s spouse, former spouse, significant others, domestic partner, child (including by adoption), father, mother, brother or sister, and the lineal descendant (including by adoption) of any of the foregoing persons.

Annex A-1-71

“Lock-Up Period” shall mean the period commencing on the date hereof and ending on the earliest of (x) the date following the date hereof on which PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all shareholders of PubCo having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (y) the following:

(a) with respect to 33 percent (33%) of the Lock-Up Shares held by the Sponsors and the other SPAC Holders, the date that is three (3) months from the date hereof;

(b) with respect to 33 percent (33%) of the Lock-Up Shares held by the Sponsors and the other SPAC Holders, the date that is six (6) months from the date hereof;

(c) with respect to 34 percent (34%) of the Lock-Up Shares held by the Sponsors and the other SPAC Holders, the date that is nine (9) months from the date hereof;

(d) with respect to 33 percent (33%) of the Lock-Up Shares held by the Company Holders, the date that is twelve (12) months from the date hereof;

(e) with respect to 33 percent (33%) of the Lock-Up Shares held by the Company Holders, the date that is eighteen (18) months from the date hereof; and

(f) with respect to 34 percent (33%) of the Lock-Up Shares held by the Company Holders, the date that is twenty-four (24) months from the date hereof.

“Lock-Up Shares” shall have the meaning given in subsection 3.6.1.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Mkango ServiceCo” shall have the meaning given in the Recital hereto.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation or articles of incorporation or registration, bylaws, memorandum and/or articles of association, constitution, registers, limited liability company agreement, shareholders agreement or similar organizational documents, in each case, as amended or restated.

“Permitted Transferees” shall have the meaning given in subsection 3.6.1.

“Person” means any individual, firm, corporation, exempted company, company, partnership, exempted limited partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants” shall mean the 5,013,333 warrants originally exercisable for SPAC Class A Ordinary Shares that were purchased by the Co-Sponsor and other anchor investors of SPAC in a private placement on February 11, 2021, 250,667 of which were sold by the Co-Sponsor to the Sponsor on January 17, 2023, as assumed by PubCo pursuant to the Assignment and Assumption Agreement and which are now exercisable into PubCo Ordinary Shares.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

Annex A-1-72

“PubCo” shall have the meaning given in the preamble to this Agreement.

“PubCo Ordinary Shares” means the ordinary shares, no par value per share, of PubCo.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any PubCo Ordinary Shares issuable upon the exercise of any such Private Placement Warrants), (b) any outstanding PubCo Ordinary Shares or any other equity security (including PubCo Ordinary Shares issued or issuable upon the exercise, exchange or conversion of any other equity security) of PubCo held by a Holder as of the date of this Agreement, and (c) any other equity security of PubCo issued or issuable with respect to any such PubCo Ordinary Shares by way of a stock dividend or share split or in connection with a combination of shares, distribution, recapitalization, merger, consolidation, reorganization or other similar event; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have ceased to be outstanding; or (iii) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)         all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority) and any securities exchange on which the PubCo Ordinary Shares are then listed;

(b)         Underwriter expenses (other than fees, commissions or discounts);

(c)         fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(d)         printing, messenger, telephone and delivery expenses;

(e)         reasonable fees and disbursements of counsel for PubCo;

(f)          reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(g)         reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Demand (including, without limitation, a Block Trade), or Holders of Registrable Securities participating in an Underwritten Offering (that is not an Underwritten Offering initiated by PubCo) to be registered for offer and sale in the applicable Underwritten Offering; provided that in no event shall PubCo be obligated to pay such fees and expenses in excess of $50,000.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1.

“SPAC” shall have the meaning given in the Preamble to this Agreement.

“SPAC Holder” shall have the meaning given in the preamble to this Agreement.

Annex A-1-73

“Sponsor” and “Sponsors” shall have the meaning given in the preamble to this Agreement.

“Subsidiary” means, with respect to a specified person, any other person Controlled, directly or indirectly, by such specified person and, in case of a limited partnership, limited liability company or similar entity, such person is a general partner or managing member and has the power to direct the policies, management and affairs of such person, respectively.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
Registrations

2.1         Registration.

2.1.1      Shelf Registration. PubCo agrees that, within fifteen (15) business days after the consummation of the transactions contemplated by the Business Combination Agreement, PubCo will file with the Commission (at PubCo’s sole cost and expense) a Registration Statement registering the resale of all Holders’ Registrable Securities on a delayed or continuous basis (a “Shelf Registration”). PubCo shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement (but in any event not later than ten (10) calendar days after PubCo is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review and comment) and to remain effective in accordance with Section 3.1 of this Agreement.

2.1.2      Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by the Commission and (b) PubCo has complied with all of its obligations under this Agreement with respect thereto. Subject to the limitations contained in this Agreement, PubCo shall effect any Shelf Registration on such appropriate registration form of the Commission (i) as shall be selected by PubCo and (ii) as shall permit the resale of the Registrable Securities by the Holders.

2.1.3      Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.3 hereof, (a) Sponsors, SPAC Holders and/or their Permitted Transferees that hold at least a majority in interest of the then-outstanding number of Registrable Securities initially held by Sponsors and SPAC Holders, on the one hand, or (b) the Company Holder[s] and/or [its] Permitted Transferees that hold at least a majority in interest of the then-outstanding number of Registrable Securities initially held by the Company Holder[s], on the other hand, may make a written demand to PubCo for an Underwritten Offering, including a Block Trade, pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 (an “Underwritten Demand”). PubCo shall, within ten (10) business days of PubCo’s receipt of the Underwritten Demand, notify, in writing, all other Holders of Registrable Securities of such demand, and each such Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify PubCo, in writing, within five (5) business days (two (2) business days if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from PubCo, including the portion of the Registrable Securities held by such Holder to be included in such Underwritten Offering, or, in the case of a Block Trade, as provided in Section 2.4. Upon receipt by PubCo of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their designated portion of Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, PubCo is not obligated to effect more than an aggregate of three (3) Underwritten Offerings pursuant to this subsection 2.1.3 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) calendar days after the closing of an Underwritten Offering.

Annex A-1-74

2.1.4      Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Ordinary Shares or other equity securities that PubCo desires to sell, and PubCo Ordinary Shares, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any), pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested to be included in such Underwritten Offering relative to the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”), that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), PubCo Ordinary Shares or other equity securities of other persons or entities that PubCo is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.2         Piggyback Registration.

2.2.1      Piggyback Rights. If PubCo proposes to (a) file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of PubCo (other than for the Holders), other than a Registration Statement filed in connection with (i) any employee stock option or other benefit plan, (ii) an exchange offer or offering of securities solely to PubCo’s existing stockholders, (iii) an offering of debt that is convertible into equity securities of PubCo, (iv) a dividend reinvestment plan or (v) for an exchange offer or offering of securities solely to PubCo’s existing shareholders or in connection with an acquisition of a business on Form F-4, or (b) consummate an Underwritten Offering for its own account or for the account of stockholders of PubCo (other than for the Holders in accordance with subsection 2.1.3), then PubCo shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement not less than twenty (20) calendar days before the anticipated filing date of such Registration Statement), which notice shall (i) describe the amount and type of securities to be included, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) business days in the case of filing a Registration Statement and five (5) business days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then two (2) business days), in each case, after receipt of such written notice (or, in the case of a Block Trade, within two (2) business days) (such Registration a “Piggyback Registration”). PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by PubCo (including with respect to the customary indemnification and contribution obligations of the Holders selling Registrable Securities).

2.2.2      Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PubCo Ordinary Shares that PubCo desires to sell, taken together with (a) PubCo Ordinary Shares, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with

Annex A-1-75

persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which inclusion has been requested pursuant to Section 2.2 hereof, and (c) PubCo Ordinary Shares, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of PubCo, exceeds the Maximum Number of Securities, then:

(a)         If the Underwritten Offering is undertaken for PubCo’s account, PubCo shall include in any such Underwritten Offering (i) first, the PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares, if any, as to which inclusion has been requested pursuant to written contractual piggy-back registration rights of other stockholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; and

(b)         If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Underwritten Offering (i) first, PubCo Ordinary Shares or other equity securities, if any, Pro Rata, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), PubCo Ordinary Shares or other equity securities for the account of other persons or entities that PubCo is obligated to include pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3      Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4      Unlimited Piggyback Registration Rights. For purposes of clarity, any Underwritten Offering effected pursuant to Section 2.2 hereof shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 hereof.

2.3         Restrictions on Registration Rights. If (a) the Holders of Registrable Securities have requested an Underwritten Offering pursuant to an Underwritten Demand and PubCo and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offering; or (b) in the good faith judgment of the Board a Registration or Underwritten Offering would be seriously detrimental to PubCo and the Board concludes as a result that it is essential to defer the filing of the applicable Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case PubCo shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to PubCo for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, PubCo shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that PubCo shall not defer its obligation in this manner more than once in any twelve (12)-month period.

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2.4         Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.3 and 3.4, if the Holders desire to effect a Block Trade, then, notwithstanding any other time periods in this Article II, the Holders shall provide written notice to PubCo at least five (5) business days prior to the date such Block Trade will commence, and PubCo shall use its reasonable best efforts to facilitate such Block Trade as promptly as possible. The Holders shall use reasonable best efforts to work with PubCo and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with PubCo, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and the share price of such offering.

2.5         Waiver. Notwithstanding anything in this Agreement to the contrary, any Holder may notify PubCo of its election to waive any and all rights (i) to receive notice of an Underwritten Demand or Piggyback Registration as provided for in this Article II or (ii) to participate in any such Underwritten Offering or Piggyback Registration. As long as any such waiver remains outstanding and has not been rescinded in writing, PubCo agrees not to notify any such Holder of any Underwritten Demand or Piggyback Registration or provide any such Holder with any information relating thereto.

Article III
PUBCO Procedures

3.1         General Procedures. In connection with any Registration contemplated herein, PubCo shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto, PubCo shall, as promptly as possible:

3.1.1      prepare and file with the Commission within the timeframe required by Section 2.1.1 a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective within the timeframe required by Section 2.1.1 and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (the “Effectiveness Period”);

3.1.2      prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders of Registrable Securities or any Underwriter(s) of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder, to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3      prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4      prior to any Underwritten Offering of Registrable Securities, use its best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo, and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in

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such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5      cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6      provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7      advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that PubCo amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8      during the Effectiveness Period, at least five (5) business days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel; provided, that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9      notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for PubCo it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof;

3.1.10    permit a representative of the Holders of Registrable Securities (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information; and provided further, PubCo may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments PubCo shall include unless contrary to applicable law;

3.1.11    obtain a “cold comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter or its counsel may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letters, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Holders of such Registrable Securities, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letters are being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders, it being understood that no negative assurance letter shall be provided by Cayman Islands counsel to PubCo;

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3.1.13    in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14    otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15    make available for inspection, upon written request, by (i) the Holders whose Registrable Securities are included in such Registration Statement, (ii) any Underwriter participating in any disposition pursuant to such Registration Statement, and (iii) any attorney, accountant or other professional retained by any Holder whose Registrable Securities are included in such Registration Statement or by any Underwriter, all financial and other records, pertinent corporate documents and properties of PubCo, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause PubCo’s officers and directors to supply all material information reasonably requested by any of them in connection with such Registration Statement;

3.1.16    use its reasonable best efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by, the Holders of Registrable Securities in connection with such Registration.

3.2         Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3         Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering initiated by PubCo hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by PubCo and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. PubCo will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with PubCo or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the PubCo’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against PubCo as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such Underwritten Offering.

3.4         Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for PubCo it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for PubCo believes to be necessary to comply with law (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until he, she or it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, PubCo may, upon giving prompt written notice of

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such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) calendar days, determined in good faith by PubCo to be necessary for such purpose; provided, however, that PubCo shall not have the right to exercise the rights set forth in this Section 3.4 for more than 90 consecutive calendar days or more than 120 calendar days, in any such case, in any 12-month period. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5         Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. PubCo further covenants that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder of Registrable Securities, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6         Transfer Restrictions.

3.6.1      Subject to the exceptions set forth herein, each Holder, severally and not jointly, covenants and agrees not to, during the Lock-Up Period, without the prior written consent of the board of directors of PubCo, (i) directly or indirectly, tender, transfer, grant, assign, offer, sell, contract to sell, hypothecate, pledge, make any short sale or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (each a “Transfer”), or make a public announcement of any intention to effect any Transfer in, any Registrable Securities acquired by such Holder in connection with the transactions contemplated by the Business Combination Agreement (collectively, the “Lock-up Shares”); (ii) enter into any transactions that would have the same effect as the foregoing clause (i); or (iii) enter into any contracts, option, swap, hedge or other arrangement with respect to the Transfers of, in whole or in part, the economic consequences of ownership of any Lock-Up Shares, whether any of these transactions are to be settled by delivery of any such Lock-Up Shares, in cash or otherwise; provided, however, that the foregoing shall not apply to:

(a)         20% of the Registrable Securities acquired by a Holder in connection with the transactions contemplated by the Business Combination Agreement; provided that, in the sole discretion of PubCo and if necessary to satisfy Nasdaq initial listing requirements for PubCo, such percentage of Registrable Securities held by Sponsors may be increased to 25% and such percentage of Registrable Securities held by Holders other than Sponsors may be increased to such percentage as required by Nasdaq to satisfy the initial listing requirements for PubCo;

(b)         Transfers to a partnership, limited liability company, corporation or other entity of which such Holder or its Immediate Family Members is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(c)         Transfers (i) by gift to any of such Holder’s Immediate Family Members; (ii) to a family trust, established for the exclusive benefit of such Holder or any of such Holder’s equity holders or any of their respective Immediate Family Members; (iii) by virtue of laws of descent and distribution, upon death of such Holder; or (iv) pursuant to a qualified domestic relations order;

(d)         if such Holder is not a natural person, Transfers (i) to another person that is an Affiliate of the Holder, or to any investment fund or other entity Controlling, Controlled by, managing or managed by or under common Control with the Holder or its Affiliates or who shares a common investment advisor with the Holder; or (ii) as part of a distribution to members, partners or shareholders of the Holder via dividend or share repurchase;

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(e)         if such Holder is not a natural person, Transfers by virtue of the laws of the place of the Holder’s incorporation or establishment and the Holder’s Organizational Documents upon dissolution of the Holder;

(f)          Transfers to a charitable or a charitable foundation controlled by the Holder, its equity holders or any of their respective Immediate Family Members;

(g)         the exercise of any options or warrants to purchase PubCo Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(h)         Transfers of PubCo Ordinary Shares by the Holder to its affiliates, to any investment fund or other entity controlled or managed by the Holder, or to any investment manager or investment advisor of the Holder or an affiliate of any such investment manager or investment advisor or to any investment fund or other entity controlled or managed by such persons;

(i)          Transfers of PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares, in each case acquired in open market transactions after the closing of the Merger; and

(j)          Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property;

the transferee of each of the foregoing clauses (a) through (i) being a “Permitted Transferee”; provided further, however, that in the case of clauses (a) through (g), these Permitted Transferees shall enter into a written agreement, in substantially the form of this Section 3.6, agreeing to be bound by the restrictions on Transfer of Lock-Up Shares prior to such Transfer.

3.6.2      PubCo shall not amend or waive the lock-up restrictions agreed with any of the Holders hereunder or otherwise release any Holder from such lock-up restrictions as provided in this Agreement, unless PubCo extends such amendment, waiver and/or release to all other Holders which are party hereto. PubCo shall provide at least ten (10) business days’ advance written notice to all Holders which are party hereto of any such amendment or waiver.

3.6.3      Each Holder hereby represents and warrants that it now has and, except as contemplated by Section 3.6, for the duration of the Lock-Up Period will have good and marketable title to its Lock-Up Shares, free and clear of all liens, encumbrances, and claims that could impact the ability of such Holder to comply with the restrictions set forth in this Section 3.6. Each Holder agrees and consents to the entry of stop transfer instructions with PubCo’s transfer agent and registrar against the transfer of any Lock-Up Shares during the Lock-Up Period.

Article IV
Indemnification and Contribution

4.1         Indemnification.

4.1.1      PubCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (the “Holder Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall promptly reimburse the Holder Indemnified Parties for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such losses, judgments, claims, actions, damages, liabilities or expenses. PubCo shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

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4.1.2      In connection with any Registration Statement for a Registration in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify PubCo, its directors and officers and agents, and each other Holder and its respective partners, directors, officers, employees and agents, and each person who controls PubCo or any other Holder (within the meaning of the Securities Act or Exchange Act, as applicable) against any losses, claims, actions, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their partners, officers, directors, employees and agents, and each person who controls such Underwriters (within the meaning of the Securities Act or Exchange Act, as applicable) to the same extent as provided in the foregoing with respect to indemnification of PubCo.

4.1.3      Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or in addition to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4      The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any partner, officer, director, employee, agent, or controlling person of such indemnified party, as applicable, and shall survive the transfer of securities. PubCo and each Holder of Registrable Securities participating in an offering also hereby agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event PubCo’s or such Holder’s indemnification is unavailable for any reason.

4.1.5      If the indemnification provided under Section 4.1 hereof from the indemnifying party is determined by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the

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net proceeds received by such Holder in such offering giving rise to such liability (after payment of any underwriting fees, discounts, commissions, or taxes). The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Article V
Miscellaneous

5.1         Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or email, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to PubCo, to: [___] and, if to any Holder, to the address of such Holder as it appears in the applicable register for Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2         Assignment; No Third Party Beneficiaries.

5.2.1      This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2      Prior to the expiration of the Lock-Up Period for a Holder, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee in accordance with subsection 3.6.1.

5.2.3      This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

5.2.4      This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5      No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3         Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4         Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND

Annex A-1-83

TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THE AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK IN THE STATE OF NEW YORK. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5         Amendments and Modifications. Upon the written consent of PubCo and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6         Legend Removal. If a Holder holds Registrable Securities that are eligible to be sold without restriction under Rule 144 under the Securities Act (other than the restriction set forth under Rule 144(i)) or pursuant to an effective Registration Statement, then, at such Holder’s request, accompanied by such additional representations and other documents as PubCo shall reasonably request, PubCo shall cause PubCo’s transfer agent to remove any restrictive legend set forth on the Registrable Securities held by such Holder in connection with any sale of such Registrable Securities pursuant to Rule 144 or the effective Registration Statement, as applicable (including, if required by PubCo’s transfer agent, by delivering to PubCo’s transfer agent a direction letter and opinion of counsel). Promptly following the expiration of the Lock-Up Period, PubCo shall cause its transfer agent to remove the restrictive legend limiting the transfer of such Lock-Up Shares pursuant to Section 3.6 hereof.

5.7         Remedies Cumulative. In the event that PubCo fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.8         Other Registration Rights. PubCo represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. Further, PubCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. From and after the date of this Agreement, PubCo shall not, without the approval of the Holders of a majority-in-interest of the Registrable Securities, enter into any agreement with any holder or prospective holder of any Registrable Securities that would grant such holder or prospective holder any registration rights more favorable in any material respect than those rights granted pursuant to this Agreement.

5.9         Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) the date as of which the Holders cease to hold any Registrable Securities. The provisions of Section 3.5, Article IV and Article V shall survive any termination in accordance with their terms.

Annex A-1-84

5.10       Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

[SIGNATURE PAGES FOLLOW]

Annex A-1-85

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PUBCO:
[_____]
By:
Name:
Title:

Annex A-1-86

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPONSOR:
Crown PropTech Sponsor, LLC
By:
Name:
Title:

Annex A-1-87

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

CO-SPONSOR:
CIIG Management III LLC
By:
Name:
Title:

Annex A-1-88

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPAC:
[_______________] (f/k/a Crown PropTech Acquisitions)
By:
Name:
Title:

Annex A-1-89

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDER:
[______________]
By:
Name:
Title:

Annex A-1-90

EXHIBIT A

SPAC HOLDERS

•     [___]

•     [___]

•     [___]

Annex A-1-91

EXHIBIT B

COMPANY HOLDER[S]

•     Mkango Resources Ltd.

•     [___]

Annex A-1-92

Execution Version

EXHIBIT B

Form of Warrant Assignment and Assumption Agreement

[Attached]

Annex A-1-93

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

between

Crown PropTech Acquisitions,

LANCASTER EXPLORATION LIMITED

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Dated [        ], 2025

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated [        ], 2025, is made by and among Crown PropTech Acquisitions, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), Lancaster Exploration Limited, a company organized under the laws of the British Virgin Islands (the “Company”, and from and after the Effective Time, “PubCo”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated February 8, 2021, by and between SPAC and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement, SPAC issued (i) 5,013,333 Private Placement Warrants and (ii) 9,200,000 Public Warrants;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on July 2, 2025, SPAC, the Company, Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Merger Sub”), and certain other parties thereto entered into a business combination agreement (as amended, modified or supplemented, from time to time, the “Business Combination Agreement”) pursuant to the which, among other things, (a) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC being the surviving entity and becoming a wholly-owned subsidiary of the Company, (b) each Ordinary Share (as defined in the Business Combination Agreement) of SPAC issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued PubCo Ordinary Share (as defined below), and (c) each Warrant issued and outstanding immediately prior to the Effective Time shall cease to be a warrant with respect to Ordinary Shares and be assumed by the Company and converted into a validly issued and fully paid warrant to purchase one ordinary share of PubCo (each, a “PubCo Ordinary Share”); and

WHEREAS, upon consummation of the Merger, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Ordinary Shares but instead will be exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for PubCo Ordinary Shares;

WHEREAS, the board of directors of SPAC have determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination;

WHEREAS, in connection with the Merger, SPAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to the Company and the Company wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement.

Annex A-1-94

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.           Assignment and Assumption; Consent.

1.1         Assignment and Assumption. As of and with effect on and from the Effective Time, SPAC hereby assigns to the Company all of SPAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby); and the Company hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of SPAC’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Effective Time.

1.2         Consent. The Warrant Agent hereby consents to (a) the assignment of the Existing Warrant Agreement by SPAC to the Company pursuant to Section 1.1 and the assumption of the Existing Warrant Agreement by the Company from SPAC pursuant to Section 1.1 hereof, in each case effective as of the Effective Time, and (b) the continuation of the Existing Warrant Agreement (as amended by this Agreement), in full force and effect from and after the Effective Time.

2.           Amendment of Existing Warrant Agreement.

Effective as of the Effective Time, the Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2 as follows, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 (a) are necessary and desirable and do not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement in any material respect and (b) are to provide for the Alternative Issuance pursuant to Section 4.4 of the Existing Warrant Agreement (in connection with the Merger and the other transactions contemplated by the Business Combination Agreement).

2.1         Defined Terms.

(a)         “Agreement” or “Warrant Agreement”. Each reference to “this Agreement,” “Warrant Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Existing Warrant Agreement (including all exhibits thereto) shall, from and after the effectiveness of this Agreement, refer to the Existing Warrant Agreement as amended by this Agreement. Notwithstanding the foregoing, references to the date of the Existing Warrant Agreement and references in the Existing Warrant Agreement to “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to February 8, 2021.

(b)         “Business Combination”. All references to “Business Combination” in the Existing Warrant Agreement (including all exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all exhibits thereto) shall be references to the Closing (as defined in the Business Combination Agreement).

(c)         “Company”. All references to the “Company” in the Existing Warrant Agreement (including all exhibits thereto) shall be references to (a) prior to the Effective Time, SPAC, and (b) from and after the Effective Time, the Company.

(d)         Company ordinary shares. All references to “Class A ordinary shares” in the Existing Warrant Agreement (including all exhibits thereto) shall be references to (a) prior to the Effective Time, Class A ordinary shares of SPAC, par value $0.0001 per share, and (b) from and after the Merger Effective Time, PubCo Ordinary Shares.

(e)         SEC Filings. All references to “annual report on Form 10-K” and “current report on Form 8-K” in subsection 3.3.5 of the Existing Warrant Agreement are hereby deleted and replaced with “annual report on Form 20-F” and “current report on Form 6-K”, respectively. The reference to “quarterly report on Form 10-Q” in subsection 3.3.5 of the Existing Warrant Agreement is hereby deleted. The reference to “current report on Form 8-K” in Section 4.5 of the Existing Warrant Agreement is hereby deleted and replaced with “current report on Form 6-K”.

Annex A-1-95

2.2         Other Amendments.

(a)         Detachability Clause. Section 2.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

[INTENTIONALLY OMITTED]”

Except that the defined terms “Business Day” and “Detachment Date” set forth therein shall be retained for all purposes of the Existing Warrant Agreement.

(b)         Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the date that is thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), and (B) terminating at the earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is five (5) years after the date on which the Company completes its initial Business Combination, and (y) other than with respect to the Private Placement Warrants and the Working Capital Warrants then held by the Sponsor, the Anchor Investor or their Permitted Transferee, as applicable, with respect to a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof (each, an “Inapplicable Redemption”), at 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect an Inapplicable Redemption) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant (other than a Private Placement Warrant or a Working Capital Warrant then held by the Sponsor, the Anchor Investor or their Permitted Transferees, as applicable, in the event of an Inapplicable Redemption) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.”

(c)         Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Lancaster Exploration Limited

56 Administration Drive

Wickhams Cay 1, Road Town

Tortola VG 1110, British Virgin Islands

Attention: Alex Lemon

Email: alex@mkango.ca

with copies to (which shall not constitute notice):

Greenberg Traurig LLP

One Vanderbilt Ave

New York, New York 10017

Attention:            Alan Annex

Barbara A. Jones

Adam Namoury

Email:          alan.annex@gtlaw.com

barbara.jones@gtlaw.com

adam.namoury@gtlaw.com

Annex A-1-96

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department”

(d)         Form of Warrant Certificate. Exhibit B of the Existing Warrant Agreement is hereby amended by deleting Exhibit B in its entirety and replacing it with new Exhibit B attached hereto as Annex A.

3.           Miscellaneous Provisions.

3.1         Effectiveness of the Amendment. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Merger and substantially contemporaneous occurrence of the Closing (as defined in the Business Combination Agreement) and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2         Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company, SPAC or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3         Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York. Subject to applicable law, the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

3.4         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of this Agreement by one party to the other may be made by facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

3.5         Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

Annex A-1-97

3.6         Severability. This Agreement shall be severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

3.7         Reference to and Effect on Agreements; Entire Agreement. This Agreement and the Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, undertakings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows.]

Annex A-1-98

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CROWN PROPTECH ACQUISITIONS
By:
Name:
Title:
LANCASTER EXPLORATION LIMITED
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

[Signature Page to Assignment, Assumption and Amendment Agreement]

Annex A-1-99

ANNEX A

[ATTACHED]

Annex A-1-100

EXHIBIT B

[Form of Warrant Certificate]

[FACE]

Number

WARRANTS

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO
THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR
IN THE WARRANT AGREEMENT DESCRIBED BELOW

LANCASTER EXPLORATION LIMITED

Incorporated Under the Laws of the British Virgin Islands

CUSIP [        ]

Warrant Certificate

This Warrant Certificate certifies that, or registered assigns, is the registered holder of warrants evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), of Lancaster Exploration Limited, a company organized under the laws of the British Virgin Islands (the “Company”). Each Warrant entitles the holder, upon exercise during the Exercise Period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Ordinary Shares as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Warrant Price per Ordinary Share for any Warrant is equal to $11.50 per share. The Warrant Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

[Signature page follows.]

Annex A-1-101

LANCASTER EXPLORATION LIMITED
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

Annex A-1-102

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of February 8, 2021, amended by the Assignment, Assumption and Amendment Agreement, dated as of [        ], 2025 (as amended, the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the issuance of the Ordinary Shares to be issued upon exercise is effective under the Securities Act of 1933, as amended, and (ii) a prospectus thereunder relating to the Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon the exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Annex A-1-103

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive ______________ Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Lancaster Exploration Limited (the “Company”) in the amount of $[    ] in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of [    ] whose address is [    ] and that such Ordinary Shares be delivered to whose address is t ]. If said number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [    ], whose address is [    ] and that such Warrant Certificate be delivered to [    ], whose address is [    ].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.2 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) and Section 6.3 of the Warrant Agreement.

In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [    ], whose address is [    ] and that such Warrant Certificate be delivered to [    ], whose address is [    ].

[Signature Page Follows]

Annex A-1-104

Date: _________, 20__

(Signature)
(Address)

(Tax Identification Number)
Signature Guaranteed:

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (OR ANY SUCCESSOR RULE)).

Annex A-1-105

Annex A-2

AMENDMENT NO. 1
TO THE
BUSINESS COMBINATION AGREEMENT
______________

This AMENDMENT NO. 1 (this “Amendment”), dated as of February 13, 2026, amends the Business Combination Agreement, dated as of July 2, 2025 (as amended and including all exhibits and schedules thereto, the “Business Combination Agreement”), by and among (i) Crown PropTech Acquisitions (“SPAC”), (ii) Mkango (Cayman) Limited (“Merger Sub”), (iii) Mkango Rare Earths Limited, formerly Lancaster Exploration Limited (“Mkango BVI”), (iv) Mkango Polska s.p. Z.o.o. (“MKA Poland”), (v) Mkango ServiceCo UK Limited (“Mkango ServiceCo UK Limited”), and (vi) MKA Exploration Limited (“MKA Exploration Limited”). Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.

              WHEREAS, Section 11.12 of the Business Combination Agreement provides for the amendment of the Business Combination Agreement to only be effective by execution of a written instrument signed by SPAC and Mkango BVI; and

WHEREAS, SPAC and Mkango BVI desire to amend the Business Combination Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, SPAC and Mkango BVI hereby agree as follows:

ARTICLE I
AMENDMENT TO THE BUSINESS COMBINATION AGREEMENT

1.           Name Change. The Business Combination Agreement is hereby amended to reflect a name change, effective as of November 26, 2025, of Lancaster Exploration Limited to Mkango Rare Earths Limited, and the defined term “Lancaster BVI” is hereby replaced in all instances with “Mkango BVI.”

2.           Companies. The Business Combination Agreement is hereby amended so that all references to (i) Mkango ServiceCo UK Limited and the defined term “Mkango ServiceCo”, and (ii) MKA Exploration Limited and the defined term “MKA BVI”, are in all instances removed. For the avoidance of doubt, neither Mkango ServiceCo UK Limited nor MKA Exploration Limited shall be considered a party to or a “Company” under the Business Combination Agreement and a “Company” or the “Companies” under the Business Combination Agreement shall refer to Mkango BVI and MKA Poland.

3.           Reorganization.

a.    Recitals.

i.       The fifth recital of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, prior to the Effective Time, and as part of an integrated transfer with the Merger, Mkango Resources Ltd., a company organized under the laws of British Columbia, Canada (“Selling Shareholder”) and the Companies intend to effect a reorganization, in accordance with the description set forth in Section 2.1 of the Company Disclosure Letter (the “Pre-Closing Reorganization”), including, among other things, by (i) transferring all equity in MKA Poland to Mkango BVI, such that upon completion of the Pre-Closing Reorganization, MKA Poland shall be a wholly owned subsidiary of Mkango BVI, (ii) adopting amended and restated memorandum and articles of association in form and substance reasonably acceptable to the SPAC and approved by shareholders of Mkango BVI in accordance with the requirements of its existing memorandum and articles of association (such amended and restated memorandum and

Annex A-2-1

articles of association, the “Mkango BVI A&R Charter”) and causing the Mkango BVI A&R Charter to be registered by the Registrar of Corporate Affairs in the British Virgin Islands, and (iii) converting all of the issued shares of Mkango BVI as at the date immediately prior to the adoption of the Mkango BVI A&R Charter into a single class of ordinary shares of no par value of Mkango BVI pursuant to the Mkango BVI A&R Charter (the “Mkango BVI Share Conversion”);

ii.      The Business Combination Agreement is hereby amended to replace all instances of “Lancaster BVI A&R Charter” and “Lancaster BVI Share Conversion” with “Mkango BVI A&R Charter” and “Mkango BVI Share Conversion,” respectively.

iii.     The sixth recital of the Business Combination Agreement is hereby deleted in its entirety.

iv.      The Business Combination Agreement is hereby amended to replace all instances of the defined term “Reorganization” with “Pre-Closing Reorganization.”

b.    Closing Reorganization.

i.       Section 2.1 of the Business Combination is hereby amended and restated as follows:

2.1 Pre-Closing Reorganization. Prior to the Effective Time, the Companies shall effect the Pre-Closing Reorganization in accordance with the description set forth in Section 2.1 of the Company Disclosure Letter; provided, however, that if the Merger does not occur, Mkango BVI promptly shall transfer the equity in MKA Polska back to the Selling Shareholder.

ii.       Section 2.2(b) of the Business Combination Agreement is hereby amended to remove the phrase “…, immediately following the Closing Reorganization,…”.

c.    Tax Matters.

i.       Section 8.4(a) of the Business Combination Agreement is hereby amended and restated as follows:

(a)         Each of SPAC, PubCo, Merger Sub, Surviving Company, and the Companies (i) shall use their reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment, (ii) PubCo, Merger Sub, Surviving Company, and the Companies will not, and will not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken, or fail to take or cause to fail to take, any action reasonably likely to cause the Transactions to fail to qualify for the Intended Tax Treatment, and (iii) will prepare and file all Tax Returns consistent with (A) the Intended Tax Treatment, (B) the treatment of the receipt of the PubCo Ordinary Shares by the Sponsor with respect to the Sponsor Support Agreement as consideration for the transfer of SPAC shares in the Merger, and (C) the fair market value of the PubCo Shares received in exchange for Company Closing Indebtedness being equal to the outstanding amount of the Company Closing Indebtedness, in each case, for U.S. federal income Tax purposes, and will not take any inconsistent position on any Tax Return, unless otherwise required by a change in Law after the date hereof, a closing agreement with an applicable Governmental Authority, or a final judgment of a court of competent jurisdiction.

Annex A-2-2

ii.      Section 8.4(g) of the Business Combination Agreement is hereby amended and restated as follows:

(g)Each of the Companies and the Selling Shareholder represent and warrant severally, but not jointly, that the primary purpose of the transfers to Mkango BVI, in connection with the Pre-Closing Reorganization, of MKA Poland is the non-tax purpose of consolidating and integrating the ownership (and related value) of all aspects of the mining and exploration business under a single holding company (i.e., Mkango BVI) to encourage investment in Mkango BVI.

d.    Conditions to Obligations of SPAC at Closing. Section 9.2(b) of the Business Combination Agreement is hereby amended and restated as follows:

(b)         The Pre-Closing Reorganization shall have been completed;

e.    Disclosure Letter. Section 2.1 of Company Disclosure Letter is hereby amended and restated in its entirety as set forth on Exhibit A hereto.

4.           Defined Terms. Article 1 of the Business Combination Agreement is hereby amended to add the following defined terms:

“Extended Outside Date” shall have the meaning in Section 10.1(i).

“Lancaster Malawi” means Lancaster Exploration Limited, a company organized under the laws of Malawi and a direct, wholly owned subsidiary of Mkango BVI.

“SPAC 2026 Extension” means the extension of time for the SPAC to consummate its initial business combination from March 11, 2026 to March 11, 2027.

5.           Regulation S-K 1300. Section 6.4 of the Business Combination Agreement (including the heading “Regulation S-K 1300 Bankable Feasibility Study; Technical Report Summary”) is hereby amended and restated as follows: “Intentionally Omitted.”

6.           Financials. Section 6.5(a) of the Business Combination Agreement is hereby amended and restated as follows:

(a) The Companies shall use their commercially reasonable efforts to deliver to SPAC prior to the execution of the Amendment, the following in connection with the initial filing of the Proxy/Registration Statement with the SEC: financial statements, including consolidated statements of financial position as at December 31, 2024 and December 31, 2023 and consolidated statements of profit or loss and comprehensive income, changes in equity and cash flows, of the Companies and each of their respective Subsidiaries for the years ended December 31, 2024 and December 31, 2023, in each case, prepared in accordance with IFRS and Regulation S-X for purposes of inclusion in the Proxy/Registration Statement, and audited in accordance with the auditing standards of the PCAOB (the “Company 2024 and 2023 Audited Financial Statements”); provided that upon delivery of such Company 2024 and 2023 Audited Financial Statements, the representations and warranties set forth in Section 3.9 shall be deemed to apply to such Company 2024 and 2023 Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.

7.           Covenants of SPAC.

a.    SPAC Conduct of Business Section 7.2(a) of the Business Combination Agreement is hereby amended and restated as follows:

(a)  (i) seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, except as contemplated by the SPAC 2026 Extension and SPAC Shareholder Transaction Proposals or (ii) change, modify or amend the Trust Agreement or its Organizational Documents, except as expressly contemplated by the SPAC 2026 Extension and SPAC Shareholder Transaction Proposals;

b.    Disclosure Letter. Section 7.2 of SPAC Disclosure Letter is hereby amended and restated in its entirety as set forth on Exhibit B hereto.

Annex A-2-3

8.           Technical Report and Financials. Section 10.1(g) of the Business Combination Agreement is hereby amended and restated as follows:

(g) [intentionally omitted];

9.           Outside Date. Section 10.1(i) of the Business Combination Agreement is hereby and restated as follows:

(i) by written notice from either SPAC or Mkango BVI to the other, if the Transactions shall not have been consummated on or prior to September 30, 2026 (the “Outside Date”); provided, however, that if the SEC has not declared the Proxy/Registration Statement effective on or prior to August 14, 2026, the Outside Date shall be automatically extended to December 31, 2026 (the “Extended Outside Date”); provided further, that the right to terminate this Agreement pursuant to this Section 10.1(i) will not be available to any party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the Transactions to be consummated by such time; or

ARTICLE II
MISCELLANEOUS

1.           Representations and Warranties. Each of the parties hereby represents and warrants to the other parties that (a) such party has all necessary power and authority to execute and deliver this Amendment, (b) the execution and delivery of this Amendment have been duly authorized and approved, (c) no other entity or governing body action on the part of such party is necessary to authorize the execution and delivery by such party of this Amendment; and (d) this Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

2.           Additional Representations and Warranties of the Companies. Each of the Companies and the Selling Shareholder represents and warrants that in connection with the Pre-Closing Reorganization, the Companies and any of their affiliates will hold all currently held, applied for, pending and future licenses relating to the mineral rights and mining operations described on Schedules 3.13 and 3.24 of the Company Disclosure Schedules.

3.           No Further Amendment. Except as expressly amended hereby, the Business Combination Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Business Combination Agreement or any of the documents referred to therein.

4.           Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Signatories, any reference to the Business Combination Agreement shall be deemed a reference to the Business Combination Agreement as amended hereby.

5.           Governing Law. This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

6.           Severability. This Amendment shall be severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Annex A-2-4

7.           Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of this Amendment by one party to the other may be made by facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Pages Follow]

Annex A-2-5

IN WITNESS WHEREOF, SPAC and Mkango BVI have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPAC:
CROWN PROPTECH ACQUISITIONS
By:	/s/ Michael Minnick
Name: Michael Minnick
Title: Chief Executive Officer
Mkango BVI:
Mkango Rare Earths Limited
By:	/s/ Alexander Mark Lemon
Name: Alexander Mark Lemon
Title: Authorized Signatory

Annex A-2-6

Annex B

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date], 2026 between Crown PropTech Acquisitions (the “Surviving Company”) and Mkango (Cayman) Limited (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part 16 of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated 2 July 2025 as amended and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1       The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2       The surviving company (as defined in the Statute) is the Surviving Company.

3       The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

4       Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each and the Surviving Company will have [insert number] Class A ordinary shares in issue and [insert number] Class B ordinary shares in issue.

5       Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 50,000 shares of a par value of US$1.00 each and the Merging Company will have one share in issue.

6       The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7       The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8       The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto (the “A&R M&A”).

Annex B-1

9       Upon the Effective Date, the authorised share capital of the Surviving Company shall be increased:

9.1    from: US$22,100 divided into 221,000,000 shares of a par value of US$0.0001 each, of which (i) 200,000,000 are designated as Class A ordinary shares (ii) 20,000,000 are designated as Class B ordinary shares and (iii) 1,000,000 are designated as preference shares;

9.2    to: US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each;

9.3    by:

(a)     the re-designation of the 221,000,000 authorised shares of a par value of US$0.0001 each of the Surviving Company (whether issued or unissued and howsoever classified and/or designated) as 221,000,000 ordinary shares of a par value of US$0.0001 each, having the rights attaching to the ordinary shares as set out in the A&R M&A; and

(b)    the creation of an additional 279,000,000 authorised but unissued ordinary shares of the Surviving Company of a par value of US$0.0001 each, having the rights attaching to the ordinary shares as set out in the A&R M&A.

10     The current Fifth Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date, and the authorised share capital of the Surviving Company shall be as set out therein.

11     There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

12     The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13     The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14     The names and addresses of each director of the surviving company (as defined in the Statute) are:

14.1  William Dawes of 2 Sheriff Road, London, NW6 2AP, United Kingdom; and

14.2  Alexander Lemon of 2 Sheriff Road, London, NW6 2AP, United Kingdom.

15     This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

16     This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute and has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

17     At any time prior to the Effective Date, subject to and in accordance with the Merger Agreement, this Plan of Merger may be:

17.1  terminated by the board of directors of either the Surviving Company or the Merging Company;

17.2  amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)    change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

Annex B-2

(b)    effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

18     This Plan of Merger may be executed in counterparts.

19     This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(The remainder of this page is intentionally left blank – signature page follows)

Annex B-3

(Signature page to Plan of Merger – Crown PropTech Acquisitions)

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	_______________________	)
Duly authorised for		)	_______________________
and on behalf of		)	Director
Crown PropTech Acquisitions		)

Annex B-4

(Signature page to Plan of Merger – Mkango (Cayman) Limited)

SIGNED by	_______________________	)
Duly authorised for		)	_______________________
and on behalf of		)	Director
Mkango (Cayman) Limited		)

Annex B-5

Annexure 1

Business Combination Agreement

Annex B-6

Annexure 2

A&R M&A

Annex B-7

Annex C

BC NO: 1423524

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

AND ARTICLES OF ASSOCIATION

OF

MKANGO RARE EARTHS LIMITED

Incorporated on 3 August 2007

Filed on [    ]

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

MKANGO RARE EARTHS LIMITED

1.           NAME

The name of the Company is Mkango Rare Earths Limited (the “Company”).

2.           STATUS

The Company is a company limited by shares.

3.           REGISTERED OFFICE AND REGISTERED AGENT

(a)         The first registered office of the Company is at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

(b)         The first registered agent of the Company is Equity Trust (BVI) Limited of Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

4.           CAPACITY AND POWERS

Subject to the BVI Business Companies Act (the “Act”), and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)         full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)         for the purposes of subparagraph (a), full rights, powers and privileges.

5.           NUMBER AND CLASSES OF SHARES

The Company is authorised to issue an unlimited number of common shares of a single class without par value in one or more series.

6.           RIGHTS ATTACHING TO SHARES

Subject to the Articles, the terms of the issue of any share, or any Resolution of Members to the contrary (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a share of the Company confers on the holder:

(a)         the right to one vote at a meeting of the Members or on any Resolution of Members;

(b)         the right to an equal share in any Distribution paid by the Company; and

(c)         the right to an equal share in the distribution of the surplus assets of the Company on a winding up.

7.           PREFERENCE SHARES

Notwithstanding any other provision of this Memorandum or the Articles, the Company may by Resolution of the Directors, without Member consent, amend this Memorandum or the Articles to create new classes of shares and fix the rights, preferences and restrictions of such shares, as the Directors in their sole discretion deem fit, which shares may be issued as one or more series.

8.           VARIATION OF CLASS RIGHTS

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

9.           RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

Rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10.         REGISTERED SHARES

The Company shall issue registered shares only, and such shares may be in full or fractional form. The Company is not authorised to issue bearer shares, convert registered shares to bearer shares, or exchange registered shares for bearer shares.

11.         AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Members or a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)         to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)         to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)         in circumstances where the Memorandum or Articles cannot be amended by the Members;

(d)         to clauses 8, 9 or this clause 11.

12.         DEFINITIONS

The meanings of words in this Memorandum are as defined in the Articles annexed hereto.

We, Equity Trust (BVI) Limited, of Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 3rd day of August 2007:

Incorporator

Sgd: Jacinth Ward

Jacinth Ward

Authorised Signatory

Equity Trust (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

MKANGO RARE EARTHS LIMITED

(a Company Limited by Shares)

Annex C Page Nos.
interpretation
1.	Definitions	C-1
SHARES
2.	Power to Issue Shares	C-3
3.	Power of the Company to Purchase its Shares	C-3
4.	Treatment of Purchased, Redeemed or Acquired Shares	C-3
5.	Treasury Shares	C-3
6.	Consideration	C-3
7.	Forfeiture of Shares	C-4
8.	Share Certificates	C-4
9.	Fractional Shares	C-4

REGISTRATION OF SHARES
10.	Register of Members	C-4
11.	Registered Holder Absolute Owner	C-5
12.	Transfer of Registered Shares	C-5
13.	Transmission of Registered Shares	C-6

ALTERATION OF SHARES
14.	Power to Alter Shares	C-6
15.	Restrictions on the Division of Shares	C-6

DISTRIBUTIONS
16.	Distributions	C-6
17.	Power to Set Aside Profits	C-7
18.	Unauthorised Distributions	C-7
19.	Distributions to Joint Holders of Shares	C-7

MEETINGS OF MEMBERS
20.	General Meetings	C-7
21.	Location	C-7
22.	Requisitioned General Meetings	C-7
23.	Notice	C-7
24.	Giving Notice	C-8
25.	Service of Notice	C-9
26.	Participating in Meetings	C-9
27.	Quorum at General Meetings	C-9
28.	Chairman to Preside	C-9
29.	Voting on Resolutions	C-10
30.	Power to Demand a Vote on a Poll	C-10
31.	Voting by Joint Holders of Shares	C-10
32.	Instrument of Proxy	C-10
33.	Representation of Members	C-10
34.	Adjournment of General Meetings	C-11
35.	Business at Adjourned Meetings	C-11
36.	Directors Attendance at General Meetings	C-11
37.	No Action by Written Consent	C-11
38.	Annual General Meeting	C-11

Annex C-i

Annex C Page Nos.
DIRECTORS AND OFFICERS
43.	Election of Directors	C-15
44.	Number and Classes of Directors	C-15
45.	Term of Office of Directors	C-15
46.	Alternate and Reserve Directors	C-16
47.	Removal of Directors	C-16
48.	Vacancy in the Office of Director	C-16
49.	Remuneration of Directors	C-17
50.	Resignation of Directors	C-17
51.	Directors to Manage Business	C-17
52.	Committees of Directors	C-17
53.	Officers and Agents	C-18
54.	Removal of Officers and Agents	C-18
55.	Duties of Officers	C-18
56.	Remuneration of Officers	C-19
57.	Standard of Care	C-19
58.	Conflicts of Interest	C-19
59.	Indemnification and Exculpation	C-19
MEETINGS OF THE BOARD OF DIRECTORS
60.	Board Meetings	C-20
61.	Notice of Board Meetings	C-20
62.	Participation in Meetings by Telephone	C-20
63.	Quorum at Board Meetings	C-20
64.	Board to Continue in the Event of Vacancy	C-21
65.	Chairman to Preside	C-21
66.	Powers of Sole Director	C-21
67.	Proceedings if One Director	C-21
CORPORATE RECORDS
68.	Documents to be Kept	C-21
69.	Form and Use of Seal	C-22
ACCOUNTS
70.	Books of Account	C-22
71.	Form of Records	C-22
72.	Financial Statements	C-22
73.	Distribution of Accounts	C-22
AUDITS
74.	Audit	C-22
75.	Appointment of Auditor	C-23
76.	Remuneration of Auditor	C-23
77.	Duties of Auditor	C-23
78.	Access to Records	C-23
79.	Auditor Entitled to Notice	C-23
Business Combinations
80.	Business Combinations	C-23
FUNDAMENTAL CHANGES
81.	Changes	C-27
82.	Continuation under Foreign Law	C-27
Annex C-ii

interpretation

1.           Definitions

1.1.        In these Articles, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	BVI Business Companies Act, as from time to time amended or restated;
Annual Meeting	has the meaning given in Article 38;
Articles	these Articles of Association as originally registered or as from time to time amended or restated;
Board	the board of directors appointed or elected pursuant to these Articles and acting by Resolution of Directors;
Company	Mkango Rare Earths Limited;
Designated Stock Exchange	Nasdaq Stock Market or NYSE;
Distribution

(a)     the direct or indirect transfer of an asset, other than the Company’s own shares, to or for the benefit of a Member; or

(b)    the incurring of a debt to or for the benefit of a Member;

in relation to shares held by a Member and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend;

Exchange Act	the United States Securities Exchange Act of 1934, as amended;
Group

the Company and every company which is for the time being controlled by or under common control with the Company (for these purposes, “control” means the power to direct management or policies of the person in question, whether by means of an ownership interest or otherwise);

Independent

in relation to any individual, that the person would satisfy independence requirements set forth in, as applicable: (a) Nasdaq Stock Market Rule 5605(a)(2) (including IM-5605), subject to exemptions therefrom set forth in Nasdaq Stock Market Rule 5615; or (b) NYSE Section 303A.

Member	a person whose name is entered in the register of members as the holder of one or more shares, or fractional shares, in the Company;
Memorandum	the Memorandum of Association of the Company as originally registered or as from time to time amended or restated;
NYSE	New York Stock Exchange;
Recognised Exchange	has the meaning ascribed to the term “recognised exchange” under the Act, and includes without limitation each Designated Stock Exchange;
Resolution of Directors

(a)     a resolution approved at a duly constituted meeting of directors or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b)    a resolution consented to in writing by all of the directors or of all the members of the committee, as the case may be;

Annex C-1

Resolution of Members

a resolution approved at a duly constituted and quorate meeting of Members by the affirmative vote of a simple majority of the votes of those Members entitled to vote and voting on the resolution, provided always that a Resolution of Members may not be adopted or consented to in writing at any time;

Seal	the common seal of the Company;
SEC	the U.S. Securities and Exchange Commission;
Secretary

the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

Securities Act	the United States Securities Act of 1933, as amended;
Transfer Agent

means the transfer agent and registrar appointed by the Company by Resolution of Directors from time to time, which shall initially be [        ] with effect from the completion of the listing of the Company’s shares on the Designated Stock Exchange; and

Treasury Share	a share of the Company that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

1.2.        In these Articles, where not inconsistent with the context:

(a)         words denoting the plural number include the singular number and vice versa;

(b)         words denoting the masculine gender include the feminine and neuter genders;

(c)         words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)         a reference to voting in relation to shares shall be construed as a reference to voting by Members holding the shares, except that it is the votes allocated to the shares that shall be counted and not the number of Members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction;

(e)         a reference to money is, unless otherwise stated, a reference to the currency in which shares of the Company shall be issued;

(f)          the words:-

(i)          “may” shall be construed as permissive; and

(ii)         “shall” shall be construed as imperative; and

(g)         unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Articles.

1.3.        In these Articles expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4.        Headings used in these Articles are for convenience only and are not to be used or relied upon in the construction hereof.

Annex C-2

SHARES

2.           Power to Issue Shares

2.1.        Subject to the provisions of the Memorandum, the unissued shares of the Company shall be at the disposal of the Board which may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by Resolution of Directors determine.

3.           Power of the Company to Purchase its Shares

Subject to these Articles, the Company may by Resolution of Directors, purchase, redeem or otherwise acquire and hold its own shares. Sections 60, 61 and 62 of the Act shall not apply to the Company.

4.           Treatment of Purchased, Redeemed or Acquired Shares

4.1.        Subject to Article 4.2, a share that the Company purchases, redeems or otherwise acquires may be cancelled or held by the Company as a Treasury Share.

4.2.        The Company may only hold a share that has been purchased, redeemed or otherwise acquired as a Treasury Share if the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the Company as Treasury Shares, does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

5.           Treasury Shares

5.1.        Treasury Shares may be transferred by the Company and the provisions of the Act, the Memorandum and these Articles that apply to the issue of shares apply to the transfer of Treasury Shares.

5.2.        All the rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by or against the Company while it holds the share as a Treasury Share.

6.           Consideration

6.1.        A share may be issued for consideration, in any form or a combination of forms, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

6.2.        No share may be issued for a consideration, which is in whole or part, other than money unless the Board passes a resolution stating:

(a)         the amount to be credited for the issue of the share; and

(b)         that, in its opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the share.

6.3.        No share may be issued by the Company that:

(a)         increases the liability of a person to the Company; or

(b)         imposes a new liability on a person to the Company,

unless that person, or an authorised agent of that person, agrees in writing to becoming the holder of the share.

Annex C-3

6.4.        Shares in the Company may be issued for such amount of consideration as the Board may from time to time determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud, the decision of the Board as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

6.5.        A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

7.           Forfeiture of Shares

7.1.        Where a share is not fully paid for on issue, the Board may, subject to the terms on which the share was issued, at any time serve upon the Member a written notice of call specifying a date for payment to be made.

7.2.        The written notice of call shall name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice, the share will be liable to be forfeited.

7.3.        Where a notice complying with the foregoing provisions has been issued and the requirements of the notice have not been complied with, the Board by Resolution of Directors may, at any time before tender of payment, forfeit and cancel the share to which the notice relates and direct that the register of members be updated.

7.4.        Upon forfeiture and cancellation pursuant to Article 7.3, the Company shall be under no obligation to refund any moneys to that Member and that Member shall be discharged from any further obligation to the Company as regards the forfeited share.

8.           Share Certificates

8.1.        The Company shall not be required to issue certificates in respect of its shares to a Member, but may elect to do so by the determination of any one director or the Secretary in his sole discretion, upon the request and at the expense of the Member.

8.2.        If the Company issues share certificates, the certificates shall be signed by at least one director or such other person who may be authorised by Resolution of Directors to sign share certificates, or shall be under the common seal of the Company, with or without the signature of any director, and the signatures and common seal may be facsimiles.

8.3.        Any Member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

9.           Fractional Shares

The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

REGISTRATION OF SHARES

10.         Register of Members

10.1.      The Board shall cause there to be kept a register of members in which there shall be recorded the name and address of each Member, the number of each class and series of shares held by each Member, the date on which the name of each Member was entered in the register of members and the date upon which any

Annex C-4

person ceased to be a Member. Notwithstanding the foregoing, where shares in the Company are listed on a Recognised Exchange, the Board may determine that the Company shall maintain or cause to be maintained its register of members in such manner and form as is customary for such Recognised Exchange.

10.2.      The register of members may be in such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Unless the Board otherwise determines, the magnetic, electronic or other data storage form shall be the original register of members.

11.         Registered Holder Absolute Owner

11.1.      The entry of the name of a person in the register of members as a holder of a share in the Company is prima facie evidence that legal title in the share vests in that person.

11.2.      The Company may treat the holder of a registered share as the only person entitled to:

(a)         exercise any voting rights attaching to the share;

(b)         receive notices;

(c)         receive a Distribution in respect of the share; and

(d)         exercise other rights and powers attaching to the share.

12.         Transfer of Registered Shares

12.1.      Registered shares may be transferred either by a written instrument of transfer signed by the transferor and containing the name of the transferee or without the need for a written instrument of transfer if the transfer is carried out in accordance with the requirements applicable to shares listed on a Recognised Exchange.

12.2.      The instrument of transfer shall also be signed by the transferee if registration as a holder of the share imposes a liability to the Company on the transferee.

12.3.      The instrument of transfer shall be sent to the Company for registration.

12.4.      The Company shall, on receipt of an instrument of transfer, enter the name and address of the transferee of the share in the register of members unless the Board resolves to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

12.5.      The Board is permitted to pass a Resolution of Directors refusing or delaying the registration of a transfer where it reasonably determines that it is in the best interest of the Company to do so. Without limiting the generality of the foregoing, the Board may refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares.

12.6.      Where the Board passes a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay.

12.7.      The transfer of a share is effective when the name of the transferee is entered in the register of members and the Company shall not be required to treat a transferee of a share in the Company as a Member until the transferee’s name has been entered in the register of members.

12.8.      If the Board is satisfied that an instrument of transfer has been signed but that the instrument has been lost or destroyed, it may resolve:

(a)         to accept such evidence of the transfer of the shares as they consider appropriate; and

(b)         that the transfer of shares be recorded, including the entry of the transferee’s name in the register of members.

Annex C-5

13.         Transmission of Registered Shares

13.1.      The executor or administrator of the estate of a deceased Member, the guardian of an incompetent Member, the liquidator of an insolvent Member or the trustee of a bankrupt Member shall be the only person recognised by the Company as having any title to the Member’s share.

13.2.      Any person becoming entitled by operation of law or otherwise to a share in consequence of the death, incompetence or bankruptcy of any Member may be registered as a Member upon such evidence being produced as may reasonably be required by the Board. An application by any such person to be registered as a Member shall for all purposes be deemed to be a transfer of the share of the deceased, incompetent or bankrupt Member and the Board shall treat it as such.

13.3.      Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any Member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share and such request shall likewise be treated as if it were a transfer.

13.4.      What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

ALTERATION OF SHARES

14.         Power to Alter Shares

14.1.      The Company may amend the Memorandum to increase or reduce the maximum number of shares that the Company is authorised to issue, or to authorise the Company to issue an unlimited number of shares.

14.2.      Subject to the Memorandum and these Articles, the Company may:

(a)         divide its shares, including issued shares, into a larger number of shares; or

(b)         combine its shares, including issued shares, into a smaller number of shares;

(c)         provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares.

14.3.      A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series.

15.         Restrictions on the Division of Shares

The Company shall not divide its shares if it would cause the maximum number of shares that the Company is authorised to issue to be exceeded.

DISTRIBUTIONS

16.         Distributions

16.1.      The Board may, by Resolution of Directors, authorise a Distribution by the Company to Members at such time and of such an amount as it thinks fit if it is satisfied, on reasonable grounds, that immediately after the Distribution, the value of the Company’s assets exceeds its liabilities and the Company is able to pay its debts as they fall due. The resolution shall include a statement to that effect.

16.2.      Notice of any Distribution that may have been authorised shall be given to each Member entitled to the Distribution in the manner provided in Article 24.

16.3.      Any distribution payable in respect of a share which has remained unclaimed for three years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed distribution may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

Annex C-6

16.4.      The Company shall be entitled to cease sending distributions by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions, or, following one such occasion reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Article in respect of any Member shall cease if the Member claims a distribution or cashes a cheque or warrant.

17.         Power to Set Aside Profits

The Board may, before authorising any Distribution, set aside out of the profits of the Company such sum as it thinks proper as a reserve fund, and may invest the sum so set apart as a reserve fund in such securities as it may select.

18.         Unauthorised Distributions

18.1.      If, after a Distribution is authorised and before it is made, the Board ceases to be satisfied on reasonable grounds that immediately after the Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due, such Distribution is deemed not to have been authorised.

18.2.      A Distribution made to a Member at a time when, immediately after the Distribution, the value of the Company’s assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the Act.

19.         Distributions to JOINt holders of shares

If two or more persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any Distribution payable in respect of such shares.

MEETINGS OF MEMBERS

20.         General Meetings

The Board, by Resolution of Directors, may convene meetings of the Members of the Company at such times and in such manner as the Board considers necessary or desirable; provided that at least one meeting of Members must be held each year.

21.         Location

Any meeting of the Members may be held in such place within or outside the British Virgin Islands as the Board considers appropriate.

22.         Requisitioned General Meetings

The Board shall call a meeting of the Members if requested in writing to do so by Members entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is being requested.

23.         Notice

23.1.      The Board shall give not less than seven days’ notice of meetings of Members to those persons whose names, on the date the notice is given, appear as Members in the register of members of the Company and are entitled to vote at the meeting.

23.2.      In order that the Company may determine the Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board may fix a record date (the “Record Date”), which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board, and which Record Date: (a) in the case of determination of Members entitled to vote at any meeting of Members, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten

Annex C-7

(10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no Record Date is fixed: (i) the Record Date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the Record Date for determining Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

23.3.      A meeting of Members may be called on short notice:

(a)         if Members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where Members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b)         if all Members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting, and for this purpose presence at the meeting shall be deemed to constitute waiver.

23.4.      The inadvertent failure of the Board to give notice of a meeting to a Member, or the fact that a Member has not received notice, does not invalidate the meeting.

24.         Giving Notice

24.1.      A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member’s address in the register of members or to such other address given for the purpose. Notice may be sent by mail, courier service, facsimile, electronic mail or other mode of representing words in a legible form as agreed by such Member.

24.2.      Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the register of members and notice so given shall be sufficient notice to all the holders of such shares.

24.3       Electronic notice.

(a)         Electronic Transmission.    Without limiting the manner by which notice otherwise may be given effectively to Members, any notice, information or written statement to Members given by the Company under any provision of the Act, the Memorandum or these Articles shall be effective if given by a form of electronic transmission. Each person who is or who at any time becomes a Member or otherwise acquires any interest in shares of the Company shall be deemed to have notice of, and to have consented to, the provisions of this Article 24.3.

(b)         Effective Date of Notice.    Notice given pursuant to Article 24.3(a) shall be deemed given: (1) if by facsimile telecommunication, when directed to a fax number at which the Member has provided to receive notice; (2) if by electronic mail, when sent to an electronic mail address which the Member has provided to receive notice; (3) if by a posting on an electronic network together with separate notice to the Member of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (4) if by any other form of electronic transmission (including, without limitation, such forms of electronic transmission notified to Members by the Transfer Agent from time to time), when directed to the Member. An affidavit of the Secretary or of the Transfer Agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c)         Form of Electronic Transmission.    For purposes of the Memorandum and these Articles, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Annex C-8

25.         Service of Notice

25.1.      Save as provided in Article 25.2 and 24.3(b), any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier or transmitted by facsimile, electronic mail or other method as the case may be.

25.2.      Mail notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail of any member state of the European Union, the United States, or the British Virgin Islands.

25.3.      The Company shall be under no obligation to send a notice or other document to the address shown for any particular Member in the Register of Members if the Board considers that the legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, the territory in which that address is situated are such that it is necessary or expedient not to send the notice or document concerned to such Member at such address and may require a Member with such an address to provide the Company with an alternative acceptable address for delivery of notices by the Company.

26.         Participating in Meetings

26.1.      A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

26.2.      The Board and/or the chairman of a meeting may make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a meeting, including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of personal property and the restriction of items that may be taken into the meeting place. The Board and/or the chairman are entitled to refuse entry to a person who refuses to comply with such arrangements, requirements or restrictions.

27.         Quorum at General Meetings

27.1.      A meeting of Members is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than fifty percent of the votes of the shares or class or series of shares entitled to vote on Resolutions of Members to be considered at the meeting.

27.2.      If, within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the Board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

27.3.      If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy form, shall constitute a valid Resolution of Members.

28.         Chairman to Preside

At every meeting of Members, the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

Annex C-9

29.         Voting on Resolutions

At any meeting of the Members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof.

30.         Power to Demand a Vote on a Poll

30.1.      At any meeting of Members a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Articles, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

30.2.      If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

31.         Voting by Joint Holders of Shares

The following shall apply where shares are jointly owned: (a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member; (b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all of them; and (c) if two or more of the joint owners are present in person or by proxy they must vote as one.

32.         Instrument of Proxy

32.1.      A Member may be represented at a meeting of Members by a proxy (who need not be a Member) who may speak and vote on behalf of the Member.

32.2.      An instrument appointing a proxy shall be in such form as the Board may from time to time determine or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

32.3.      The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

32.4.      The instrument appointing a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and an appointment of proxy which is not received in the manner so permitted shall be invalid.

33.         Representation of Members

33.1.      Any person other than an individual which is a Member may by resolution in writing (certified or signed by a duly authorised person) of its directors or other governing body authorise such person as it thinks fit to act as its representative (in this Article, “Representative”) at any meeting of the Members or at the meeting of the Members of any class or series of shares and the Representative shall be entitled to exercise the same powers on behalf of the Member which he represents as that Member could exercise if it were an individual.

33.2.      The right of a Representative shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Board may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Board may rely and act upon such advice without incurring any liability to any Member.

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34.         Adjournment of General Meetings

34.1.      The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place.

34.2.      The chairman may adjourn the meeting to another time and place without consent or direction of the meeting if it appears to him that:

(a)         it is likely to be impracticable to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

(b)         the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)         an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

35.         Business at Adjourned Meetings

No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

36.         Directors Attendance at General Meetings

Directors of the Company may attend and speak at any meeting of Members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

37.         no action by written consent

A resolution of Members is valid only if approved at a duly convened and constituted meeting of Members by the affirmative vote of a simple majority or such greater majority as may be provided for in these Articles of the votes of the shares entitled to vote thereon, that were present at the meeting in person or by proxy and were voted and not abstained, and no action may be taken by Members except at a duly convened and constituted meeting of Members, and no action may be taken by Members by written consent.

38.         annual general meeting

A meeting of Members for the election of directors and other business shall be held annually at such date and time as may be designated by the Board from time to time (the “Annual Meeting”).

39.         after the completion of the Listing on the Designated Stock Exchange

The provisions of the following Articles 40-42 apply after the completion of the listing on the Designated Stock Exchange.

40.         annual meetings of members

40.1.      Nominations of persons for election to the Board of the Company and the proposal of other business to be considered by the Members may be brought before an Annual Meeting (i) by or at the direction of the Board or (ii) by any Member of the Company who was a Member of record at the time of giving of notice provided for in this Article, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Article as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a Member to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Exchange Act) and such Member must comply with the notice and other procedures set forth in this Article to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Article, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by Members of the Company under British Virgin Islands law.

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40.2.      For nominations or other business to be properly brought before an Annual Meeting by a Member pursuant to this Article, the Member must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Company, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Article and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Article. To be timely, a Member’s written notice shall be received by the Secretary at the principal executive offices of the Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the Member to be timely must be received by the Secretary of the Company not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such Member’s Timely Notice shall set forth:

(a)         as to each person whom the Member proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(b)         as to any other business that the Member proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

(c)         (i) the name and address of the Member giving the notice, as they appear in the register of members of the Company, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of the Company which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of the Company as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of the Company, (d) any rights to dividends or other distributions on the shares of any class or series of the Company, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of the Company or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of

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all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of the Company;

(d)         (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of Members (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other Members (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Company owned beneficially or of record by such other Member(s) or other beneficial owner(s); and

(e)         a statement whether or not the Member giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of the Company required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of the Company reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Member (such statement, the “Solicitation Statement”).

40.3.      For purposes of this Article, the term “Proposing Person” shall mean the following persons: (i) the Member of record providing the notice of nominations or business proposed to be brought before a Members’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a Members’ meeting is made. For purposes of this, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of the Company, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of the Company, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of the Company, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of the Company, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of the Company.

40.4.      A Member providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Article shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Company not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

40.5.      Notwithstanding anything in the second sentence of Article 40.2, to the contrary, in the event that the number of directors to be elected to the Board of the Company is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least ten (10) days before the last day a Member may deliver a notice of nomination in accordance with the second sentence of Article 40.1(ii), a Member’s notice required by this Article shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Company not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Company.

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41.         general

41.1.      Only such persons who are nominated in accordance with the provisions of this Article shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Article. The Board or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Article. If neither the Board nor such designated committee makes a determination as to whether any Member proposal or nomination was made in accordance with the provisions of this Article, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the Member proposal or nomination was made in accordance with the provisions of this Article. If the Board or a designated committee thereof or the presiding officer, as applicable, determines that any Member proposal or nomination was not made in accordance with the provisions of this Article, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

41.2.      Except as otherwise required by law, nothing in Article 40 shall obligate the Company or the Board to include in any proxy statement or other Member communication distributed on behalf of the Company or the Board information with respect to any nominee for director or any other matter of business submitted by a Member.

41.3.      Notwithstanding the foregoing provisions of Article 40, if the proposing Member (or a qualified representative of the Member) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company. For purposes of this Article, to be considered a qualified representative of the proposing Member, a person must be authorised by a written instrument executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of the Members.

41.4.      For purposes of this Article, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the United States Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

41.5.      Notwithstanding the foregoing provisions of this Article, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article. Nothing in this Article shall be deemed to affect any rights of (i) Members to have proposals included in the Company’s proxy statement pursuant to Rule 14a-8 (or any successor rule) under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of undesignated preferred shares to elect directors under specified circumstances.

42.         special meetings

42.1.      Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of undesignated preferred shares, special meetings of the Members of the Company may be called only by the Board acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board may postpone or reschedule any previously scheduled special meeting of Members. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of Members of the Company. Nominations of persons for election to the Board of the Company and Member proposals of other business shall not be brought before a special meeting of Members to be considered by the Members unless such special meeting is held in lieu of an annual meeting of Members in accordance with Article 38, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Articles and the provisions of Article 40 shall govern such special meeting.

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DIRECTORS AND OFFICERS

43.         Election of Directors

43.1.      The first registered agent of the Company shall appoint one or more persons as the first director or directors of the Company. The first director or directors may at the first meeting of directors elect any number of additional directors as it or they may determine up to the maximum number set by Article 44. Thereafter, the directors shall be elected in accordance with the following Articles.

43.2.      Only persons who are proposed or nominated in accordance with this Article shall be eligible for election as directors. Any Member or the Board may propose any person for election as a director. Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. Such notice must be given not later than 10 days following the earlier of the date on which notice of the general meeting was posted to the Members or the date on which public disclosure of the date of the next general meeting was made.

43.3.      Where the number of persons validly proposed for re-election or election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors.

43.4.      A director shall not require a share qualification, and may be an individual or a company.

43.5.      Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at Board meetings or with respect to unanimous written consents.

44.         Number and Classes of Directors

44.1.      The number of directors shall be fixed by the first director or directors of the Company, and thereafter by a Resolution of Members.

44.2.      Directors shall thereafter be divided into three classes designated as Class I, Class II and Class III. Each class of directors shall consist, as nearly as possible, as one third of the total number of directors constituting the entire Board.

44.3.      For so long as the Company’s shares are listed on the Designated Stock Exchange, the Board shall include such number of directors who are Independent as the relevant rules applicable to the listing of any of the Company’s shares on the Designated Stock Exchange require, including applicable exemptions.

45.         Term of Office of Directors

45.1.      At the first Annual Meeting which is held after the date of the adoption of these Articles for the purpose of electing directors, the Class I directors shall be elected for a term expiring at the time of the election of directors at the third succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion), the Class II directors shall be elected for a term expiring at the time of the election of directors at the second succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion), and the Class III directors shall be elected for a term expiring at the time of the election of directors at the first succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion). At each Annual Meeting thereafter, successors to the class of directors whose term expires at that Annual Meeting shall be elected for a term expiring at the time of the election of directors at the third succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion). If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy shall hold office for a term that shall expire at the time of the election of directors at the Annual Meeting at which the term of the seat being filled would otherwise have expired (or, if no directors are elected at that Annual Meeting, at its conclusion), but in no case shall a decrease in the number of directors shorten the term of any director then in office.

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45.2.      At the 2026 Annual Meeting, the term of office of the Class I directors shall expire at the time of the election of directors at that Annual Meeting (or, if no directors are elected at that Annual Meeting, at its conclusion) and Class I directors are to be elected for a term expiring at the time of the election of directors at the third succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion). At the 2027 Annual Meeting, the term of office of the Class II directors shall expire at the time of the election of directors at that Annual Meeting (or, if no directors are elected at that Annual Meeting, at its conclusion) and Class II directors shall be elected for a term expiring at the time of the election of directors at the third succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion). At the 2028 Annual Meeting, the term of office of the Class III directors shall expire at the time of the election of directors at that Annual Meeting (or, if no directors are elected at that Annual Meeting, at its conclusion) and Class III directors are to be elected for a term expiring at the time of the election of directors at the third succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion). In each subsequent year after 2028, the class of directors whose term expires at that Annual Meeting shall be elected for a term expiring at the time of the election of directors at the third succeeding Annual Meeting after their election (or, if no directors are elected at that Annual Meeting, at its conclusion).

46.         Alternate and Reserve Directors

46.1.      No director may at any time appoint any person (including another director) to be his alternate director.

46.2.      Where the Company has only one Member who is an individual and that Member is also the sole director, the sole Member/director may, by instrument in writing, nominate a person who is not disqualified from being a director under the Act as a reserve director in the event of his death.

46.3.      The nomination of a person as a reserve director ceases to have effect if: (a) before the death of the sole Member/director who nominated him he resigns as reserve director, or the sole Member/director revokes the nomination in writing, or (b) the sole Member/director who nominated him ceases to be the sole Member/director for any reason other than his death.

47.         Removal of Directors

47.1.      A director may be removed from office, with cause:

(a)         by a Resolution of Members at a meeting of the Members called for the purpose of removing the director or for purposes including the removal of the director; or

(b)         by a Resolution of Members consented to in writing by all of the Members entitled to vote thereon.

47.2.      Notice of a meeting called under Article 47.1(a) shall state that the purpose of the meeting is, or the purposes of the meeting include, the removal of a director.

47.3.      For the purposes of Article 47.1, “cause” shall mean a conviction for a criminal offence involving dishonesty or engaging in conduct which brings the director or the Company into disrepute and which results in material financial detriment to the Company.

48.         Vacancy in the Office of Director

48.1.      Notwithstanding Article 43, the Board may appoint one or more directors to fill a vacancy on the Board.

48.2.      For the purposes of this Article, there is a vacancy on the Board if a director dies, becomes bankrupt or makes any arrangement or composition with their creditors generally, is prohibited by applicable law or the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director or otherwise ceases to hold office as a director prior to the expiration of his term of office or there is otherwise a vacancy in the number of directors as fixed pursuant to Article 44.

48.3.      The term of any appointment under this Article may not exceed the term that remained when the person who has ceased to be a director left or otherwise ceased to hold office.

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49.         Remuneration of Directors

With the prior or subsequent approval by a Resolution of Members, the Board may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

50.         Resignation of directors

A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

51.         Directors to Manage Business

51.1.      The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Board.

51.2.      The Board has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company.

51.3.      The Board may authorise the payment of all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Members; but no requirement made by a Resolution of Members shall prevail if it is inconsistent with these Articles nor shall such requirement invalidate any prior act of the Board which would have been valid if such requirement had not been made.

51.4.      Subject to the provisions of the Act, all cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

52.         Committees of Directors

52.1.      The Board may, by a Resolution of Directors, designate one or more committees of directors, each consisting of one or more directors.

52.2.      If the Company is listed on a Designated Stock Exchange, then the Board shall designate such committees of directors as required by the rules of the applicable Designated Stock Exchange, and, notwithstanding anything to the contrary in this Article 52, such committees shall be constituted, and the relevant powers and authorities of the members of such committees shall be, consistent with such rules.

52.3.      Each committee of directors has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors establishing the committee, except that the Board has no power to delegate the following powers to a committee of directors:

(a)         to amend the Memorandum or these Articles;

(b)         to designate committees of directors;

(c)         to delegate powers to a committee of directors;

(d)         to appoint or remove directors;

(e)         to appoint or remove an agent;

(f)          to approve a plan of merger, consolidation or arrangement;

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(g)         to make a declaration of solvency or approve a liquidation plan; or

(h)         to make a determination that the Company will, immediately after a proposed Distribution, meet the solvency test set out in the Act.

52.4.      A committee of directors, where authorised by the Board, may appoint a sub-committee.

52.5.      The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

53.         Officers and Agents

53.1.      The Board may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. Such officers may consist of a chairman of the Board, a vice chairman of the Board, a president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

53.2.      Each officer or agent has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the following:

(a)         to amend the Memorandum or these Articles;

(b)         to change the registered office or agent;

(c)         to designate committees of directors;

(d)         to delegate powers to a committee of directors;

(e)         to appoint or remove directors;

(f)          to appoint or remove an agent;

(g)         to fix emoluments of directors;

(h)         to approve a plan of merger, consolidation or arrangement;

(i)          to make a declaration of solvency or approve a liquidation plan;

(j)          to make a determination that the Company will, immediately after a proposed distribution, meet the solvency test set out in the Act; or

(k)         to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

54.         Removal of Officers and Agents

The officers and agents of the Company shall hold office until their successors are duly elected and qualified, but any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

55.         Duties of Officers

55.1.      In the absence of any specific allocation of duties it shall be the responsibility of the chairman of the Board to preside at meetings of directors and Members, the vice chairman to act in the absence of the chairman, the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the Secretary to maintain the register of members, register of directors, minute books, records (other than financial records) of the Company, and Seal and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

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55.2.      Every officer has such powers and authority of the Board, including the power and authority to affix the Seal, as are set forth in these Articles and the resolution appointing the officer or agent, except that no officer has any power or authority with respect to fixing the emoluments of directors.

56.         Remuneration of Officers

The emoluments of all officers shall be fixed by Resolution of Directors.

57.         Standard of Care

A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the Company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him.

58.         Conflicts of Interest

58.1.      A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.

58.2.      A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with Article 58.1 or (a) the material facts of the interest of the director in the transaction are known by the Members entitled to vote at a meeting of Members and the transaction is approved or ratified by a Resolution of Members or (b) the Company received fair value for the transaction.

58.3.      For the purposes of this Article, a disclosure is not made to the Board unless it is made or brought to the attention of every director on the Board.

58.4.      A director who is interested in a transaction entered into or to be entered into by the Company may vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

59.         Indemnification and Exculpation

59.1.      Subject to Article 59.2, the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b)         is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

59.2.      Article 59.1 does not apply to a person referred to in that Article unless the person acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

59.3.      The decision of the Board as to whether the person acted honestly and in good faith and in what he believed to be the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

Annex C-19

59.4.      The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

59.5.      If a person referred to in this Article has been successful in defence of any proceedings referred to therein, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

59.6.      Expenses, including legal fees, incurred by a director (or former director) in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director (or former director, as the case may be) to repay the amount if it shall ultimately be determined that the director (or former director, as the case may be) is not entitled to be indemnified by the Company.

59.7.      The indemnification and advancement of expenses provided by, or granted under, these Articles are not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

59.8.      The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under Article 59.1.

MEETINGS OF THE BOARD OF DIRECTORS

60.         Board Meetings

The Board or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as they may determine to be necessary or desirable. Any director or the Secretary of the Company may call a Board meeting.

61.         Notice of Board Meetings

A director shall be given reasonable notice of a Board meeting, but a Board meeting held without reasonable notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (except where a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not properly called). The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

62.         Participation in Meetings by Telephone

A director shall be deemed to be present at a Board meeting if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

63.         Quorum at Board Meetings

The quorum necessary for the transaction of business at a meeting of directors shall be two directors.

Annex C-20

64.         Board to Continue in the Event of Vacancy

The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a Board meeting, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of Members.

65.         Chairman to Preside

At every Board meeting the chairman of the Board shall preside as chairman of the meeting. If there is not a chairman of the Board or if the chairman of the Board is not present at the meeting, the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

66.         Powers of Sole Director

If the Company shall have only one director the provisions herein contained for Board meetings shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Members of the Company.

67.         Proceedings if One Director

If the Company shall have only one director, in lieu of minutes of a meeting the director shall record in writing and sign a note or memorandum (or adopt a resolution in writing) concerning all matters requiring a Resolution of Directors and such note, memorandum or resolution in writing shall be kept in the minute book. Such a note, memorandum or resolution in writing shall constitute sufficient evidence of such resolution for all purposes.

CORPORATE RECORDS

68.         Documents to be Kept

68.1.      The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and these Articles;

(b)         the register of members or a copy of the register of members;

(c)         the register of directors or a copy of the register of directors;

(d)         the register of charges or a copy of the register of charges;

(e)         copies of all notices and other documents filed by the Company in the previous ten years.

68.2.      Where the Company keeps a copy of its register of members or register of directors at the office of its registered agent, it shall within 15 days of any change in the register, notify the registered agent, in writing, of the change, and it shall provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

68.3.      Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

68.4.      The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Board may determine:

(a)         the minutes of meetings and Resolutions of Members and of classes of Members; and

(b)         the minutes of meetings and Resolutions of Directors and committees of directors.

Annex C-21

68.5.      Where any of the minutes or resolutions described in the previous Article are kept at a place other than at the office of the Company’s registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept.

68.6.      Where the place at which any of the records described in Article 68.4 is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

68.7.      The Company’s records shall be kept in written form or either wholly or partly as electronic records.

69.         Form and Use of Seal

The Board shall provide for the safe custody of the Seal. An imprint thereof shall be kept at the office of the registered agent of the Company. The Seal when affixed to any written instrument shall be witnessed by any one director, the Secretary or Assistant Secretary, or by any person or persons so authorised from time to time by Resolution of Directors.

ACCOUNTS

70.         Books of Account

The Company shall keep records and underlying documentation that:

(a)         are sufficient to show and explain the Company’s transactions; and

(b)         will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

71.         Form of Records

71.1.      The records required to be kept by the Company under the Act, the Mutual Legal Assistance (Tax Matters) Act, Revised Edition 2020, the Memorandum or these Articles shall be kept in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (British Virgin Islands).

71.2.      The records and underlying documentation shall be kept for a period of at least five years from the date of completion of the relevant transaction or the company terminates the business relationship to which the records and underlying documentation relate.

72.         Financial Statements

72.1.      If required by a Resolution of Members, the Board shall cause to be made out and served on the Members or laid before a meeting of Members a profit and loss account and balance sheet of the Company for such period and on such recurring basis as the Members think fit.

72.2.      The Company’s profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

73.         Distribution of Accounts

A copy of such profit and loss account and balance sheet shall be served on every Member in the manner and with similar notice to that prescribed herein for calling a meeting of Members or upon such shorter notice as the Members may agree to accept.

AUDITS

74.         Audit

The accounts of the Company shall be examined by an auditor at least once in every year.

Annex C-22

75.         Appointment of Auditor

75.1.      The first auditor shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Members.

75.2.      The auditor may be a Member of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

76.         Remuneration of Auditor

The remuneration of the auditor of the Company:

(a)         in the case of an auditor appointed by the Board, may be fixed by Resolution of Directors; and

(b)         subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

77.         Duties of Auditor

The auditor shall examine each profit and loss account and balance sheet required to be served on every Member of the Company or laid before a meeting of the Members of the Company and shall state in a written report whether or not:

(a)         in its opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b)         all the information and explanations required by the auditor have been obtained.

78.         Access to Records

Every auditor of the Company shall have right of access at all times to the books of account of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditor.

79.         Auditor Entitled to Notice

The auditor of the Company shall be entitled to receive notice of, and to attend any meetings of Members of the Company at which the Company’s profit and loss account and balance sheet are to be presented.

Business Combinations

80.         Business Combinations

80.1.      (a)         Any Business Combination with any Interested Shareholder within a period of three years following the time of the transaction in which the person becomes an Interested Shareholder must be approved by the Board and authorised at an annual or special general meeting, by the affirmative vote of at least 66 and 2/3% of the issued and outstanding voting shares of the Company that are not owned by the Interested Shareholder unless:

(i)          prior to the time that the person became an Interested Shareholder, the Board approved either the Business Combination or the transaction which resulted in the person becoming an Interested Shareholder; or

(ii)         upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the number of issued and outstanding voting shares of the Company at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

Annex C-23

(b)         The restrictions contained in this Article 80.1 shall not apply if:

(i)          a Member becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the Member ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such Member, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(ii)         the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by resolution of the Board approved by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

(a)         a merger, amalgamation or consolidation of the Company (except an amalgamation in respect of which, pursuant to the Act, no vote of the shareholders of the Company is required);

(b)         a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company (other than to the Company or any entity directly or indirectly wholly-owned by the Company) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company; or

(c)         a proposed tender or exchange offer for 50% or more of the issued and outstanding voting shares of the Company.

The Company shall give not less than 20 days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in subparagraphs (a) or (b) of the second sentence of this paragraph (ii).

(c)         For the purpose of this Article 80 only, the term:

(i)          “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person;

(ii)         “associate”, when used to indicate a relationship with any person, means: (i) any company, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person;

Annex C-24

(iii)        “Business Combination”, when used in reference to the Company and any Interested Shareholder of the Company, means:

(a)         any merger, amalgamation or consolidation of the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company, wherever incorporated, with (A) the Interested Shareholder or any of its affiliates, or (B) with any other company, partnership, unincorporated association or other entity if the merger, amalgamation or consolidation is caused by the Interested Shareholder;

(b)         any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company;

(c)         any transaction which results in the issuance or transfer by the Company or by any entity directly or indirectly wholly-owned or majority-owned by the Company of any shares of the Company, or any share of such entity, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which securities were issued and outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (C) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of such shares; or (D) any issuance or transfer of shares by the Company; provided however, that in no case under items (B)-(D) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares;

(d)         any transaction involving the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares of the Company, or shares of any such entity, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any repurchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(e)         any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (a)-(d) of this paragraph) provided by or through the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company;

(iv)        “control”, including the terms “controlling” “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of

Annex C-25

the issued and outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; provided that notwithstanding the foregoing, such presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity;

(v)         “Interested Shareholder” means any person (other than the Company and any entity directly or indirectly wholly-owned or majority-owned by the Company) that (i) is the owner of 15% or more of the issued and outstanding voting shares of the Company, (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the issued and outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company unless such person referred to in this proviso acquires additional voting shares of the Company otherwise than as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Company deemed to be issued and outstanding shall include voting shares deemed to be owned by the person through application of paragraph (viii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(vi)        “person” means any individual, company, partnership, unincorporated association or other entity;

(vii)       “voting shares” means, with respect to any company, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a company, any equity interest entitled to vote generally in the election of the governing body of such entity;

(viii)      “owner”, including the terms “own” and “owned”, when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(a)         beneficially owns such shares, directly or indirectly; or

(b)         has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares are accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(c)         has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (b) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

Annex C-26

80.2.      In respect of any Business Combination to which the restrictions contained in Article 80.1 do not apply but which the Act requires to be approved by the Members, the necessary general meeting quorum and Members’ approval shall be as set out in these Articles.

80.3.      The Board shall ensure that the articles of association or other constitutional documents of each entity wholly-owned or majority-owned by the Company shall contain any provisions necessary to ensure that the intent of Article 80.1, as it relates to the actions of such entities, is achieved.

FUNDAMENTAL CHANGES

81.         Changes

Notwithstanding section 175 of the Act, the Board may sell, transfer, lease, exchange or otherwise dispose of the assets of the Company without the sale, transfer, lease, exchange or other disposition being authorised by a Resolution of Members.

82.         Continuation under Foreign Law

The Company may by Resolution of Members or by Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, Equity Trust (BVI) Limited, of Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 3rd day of August 2007:

Incorporator

Sgd: Jacinth Ward

Jacinth Ward

Authorised Signatory

Equity Trust (BVI) Limited

Annex C-27

Annex D

MKANGO RARE EARTHS LIMITED
2026 EQUITY INCENTIVE PLAN

MKANGO RARE EARTHS LIMITED
2026 EQUITY INCENTIVE PLAN

Annex D Page Nos.
1.	Purpose	D-1
2.	Definitions	D-1
3.	Administration.	D-5
4.	Shares Subject to Plan.	D-5
5.	Eligibility	D-6
6.	Specific Terms of Awards.	D-7
7.	Certain Provisions Applicable to Awards.	D-11
8.	Change in Control.	D-13
9.	General Provisions.	D-15

Annex D-i

MKANGO RARE EARTHS LIMITED
2026 EQUITY INCENTIVE PLAN

1.           Purpose.    The purpose of this Namib Minerals 2026 Equity Incentive Plan (including any sub-plans as applicable), as may be amended from time to time (the “Plan”) is to assist Mkango Rare Earths Limited, a British Virgin Islands company (the “Company”), and its Related Entities (as hereinafter defined) in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to the Company or its Related Entities by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with performance incentives to expend their maximum efforts in the creation of shareholder value.

2.           Definitions.    For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof and elsewhere herein.

(a)         “Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act and any successor to such Rule.

(b)          “Award” shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Share granted as a bonus or in lieu of another Award, Dividend Equivalent, Other Stock-Based Award or Performance Award, together with any other right or interest relating to Shares or other property (including cash), granted to a Participant under the Plan.

(c)         “Award Agreement” shall mean any written or electronic agreement, contract or other instrument or document evidencing any Award granted under this Plan.

(d)         “BCA” shall mean that certain Business Combination Agreement, dated as of July 2, 2025, as amended on February 13, 2026 and as may be amended, by and among Crown Proptech Acquisitions, the Company, Mkango (Cayman) Limited, and Mkango Polska sp. z o.o.

(e)         “Beneficiary” shall mean the person, persons, trust or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 9(b) hereof. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant’s estate.

(f)          “Beneficial Owner” and “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

(g)         “Board” shall mean the Board of Directors of the Company.

(h)         “Cause” shall have the equivalent meaning or the same meaning as “cause” or “for cause” as set forth in any employment, consulting, or other agreement for the performance of services between the Participant and the Company or a Related Entity or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) the failure by the Participant to perform, in a reasonable manner, his or her duties as assigned by the Company or a Related Entity, (ii) any violation or breach by the Participant of his or her employment, consulting or other similar agreement with the Company or a Related Entity, if any, or any violation or breach of any material written policy or rule of the Company or a Related Entity as may be in effect from time to time, including any of such policy or rule regarding sexual harassment or work-place discrimination, (iii) any violation or breach by the Participant of any non-competition, non-solicitation, non-disclosure, confidentiality and/or other similar agreement with the Company or a Related Entity, (iv) any act by the Participant of dishonesty or bad faith with respect to the Company or a Related Entity, including the Participant’s commission of or participation in an act of fraud, embezzlement, misappropriation, breach of fiduciary duty against the Company or a Related Entity, (v) the Participant’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or a Related Entity or while performing Participant’s duties and responsibilities for the Company or a Related Entity, or the use of alcohol, drugs or other similar substances in a manner that adversely affects the Participant’s work performance, or (vi) the Participant’s conviction of, or plea of guilty or nolo contendere to, any felony or crime involving moral turpitude. The good faith determination by the Committee of whether the Participant’s Continuous Service was terminated by the Company for “Cause” shall be final and binding for all purposes hereunder.

Annex D-1

(i)          “Change in Control” shall mean a Change in Control as defined in Section 8(b) of the Plan.

(j)          “Code” shall mean the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(k)         “Committee” shall mean a committee designated by the Board to administer the Plan; provided, however, that if the Board fails to designate a committee or if there are no longer any members on the committee so designated by the Board, or for any other reason determined by the Board, then the Board shall serve as the Committee. While it is intended that the Committee shall consist of at least two directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 (or any successor rule) under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan and (ii) “Independent”, the failure of the Committee to be so comprised shall not invalidate any Award that otherwise satisfies the terms of the Plan.

(l)          “Consultant” shall mean any consultant or advisor who provides services to the Company or any Related Entity, so long as (i) such person renders bona fide services that are not in connection with the offer and sale of the Company’s securities in a capital-raising transaction, (ii) such person does not directly or indirectly promote or maintain a market for the Company’s securities, and (iii) the identity of such person would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the United States Securities Act of 1933, as amended or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the United States Securities Act of 1933, as amended.

(m)        “Continuous Service” shall mean the uninterrupted provision of services to the Company or any Related Entity in any capacity of Employee, Director, Consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence (including, without limitation, sick leave, military leave, or any other authorized personal leave), (ii) transfers among the Company, any Related Entities, or any successor entities, in any capacity of Employee, Director, Consultant or other service provider, or (iii) any change in status as long as the individual remains in uninterrupted service of the Company or a Related Entity in any capacity of Employee, Director, Consultant or other service provider (except as otherwise provided in the Award Agreement).

(n)         “Director” shall mean a member of the Board or the board of directors of any Related Entity.

(o)         “Disability” shall mean, unless otherwise defined in an Award Agreement, for purposes of the exercise of an Incentive Stock Option, a permanent and total disability, within the meaning of Section 22(e)(3) of the Code, and for all other purposes, the Participant’s inability to perform the duties of his or her position with the Company or any Related Entity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(p)         “Dividend Equivalent” shall mean a right, granted to a Participant under Section 6(g) hereof, to receive cash, Shares, other Awards or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments.

(q)         “Effective Date” shall mean the date on which the transactions contemplated by the BCA are consummated, which shall be [    ], 2026.

(r)          “Eligible Person” shall mean each Director, Employee, Consultant and other persons who provides services to the Company or any Related Entity. The foregoing notwithstanding, only Employees of the Company, or any parent corporation or subsidiary corporation of the Company (as those terms are defined in Sections 424(e) and (f) of the Code, respectively), shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An Employee on leave of absence may, in the discretion of the Committee, be considered as still in the employ of the Company or a Related Entity for purposes of eligibility for participation in the Plan.

Annex D-2

(s)          “Employee” shall mean any person, including an officer or Director, who is an employee of the Company or any Related Entity, or is a prospective employee of the Company or any Related Entity (conditioned upon and effective not earlier than, such person becoming an employee of the Company or any Related Entity). The payment of a Director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company or Related Entity.

(t)          “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(u)         “Fair Market Value” shall mean the fair market value of Shares, Awards or other property on the date as of which the value is being determined, as determined by the Committee, or under procedures established by the Committee, in a manner intended to satisfy the principles of Section 409A of the Code or Section 422 of the Code, to the extent applicable, subject to the following:

(i)          If, on such date, the Shares are listed on an international, national or regional securities exchange or market system, the Fair Market Value of a Share shall be the closing price of a Share (or the mean of the closing bid and asked prices of a Share if the Share is so quoted instead) as quoted on the applicable exchange or system, as reported in The Wall Street Journal or such other source as the Committee deems reliable. If the relevant date does not fall on a day on which the Shares have traded on such exchange or system, the date on which the Fair Market Value shall be established shall be the last day on which the Shares were so traded prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)         If, on such date, the Shares are not listed on an international, national or regional securities exchange or market system but is traded on an over-the-counter market, the Fair Market Value of a Share shall be the average of the closing bid and asked prices for Shares or, if no closing bid and asked prices, the last closing price, in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market.

(iii)        If, on such date, the Shares are not listed on an international, national or regional securities exchange or market system and are not traded on an over-the-counter market, the Fair Market Value of a Share shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(v)         “Incentive Stock Option” shall mean any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

(w)        “Independent”, when referring to either the Board or members of the Committee, shall have the same meaning as used in the rules of the Listing Market.

(x)         “Incumbent Board” shall mean the Incumbent Board as defined in Section 8(b)(ii) hereof.

(y)         “Listing Market” shall mean the international, national or regional securities exchange on which any securities of the Company are listed for trading, and if not listed for trading, by the rules of the Nasdaq Stock Market.

(z)         “Option” shall mean a right granted to a Participant under Section 6(b) hereof, to purchase Shares at a specified price during specified time periods.

(aa)        “Optionee” shall mean a person to whom an Option is granted under this Plan or any person who succeeds to the rights of such person under this Plan.

(bb)        “Other Stock-Based Awards” shall mean Awards granted to a Participant under Section 6(i) hereof.

(cc)        “Parent” shall mean any corporation (other than the Company), whether now or hereafter existing, in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

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(dd)       “Participant” shall mean a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

(ee)        “Performance Award” shall mean any Award granted pursuant to Section 6(h) hereof.

(ff)         “Performance Period” shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

(gg)       “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof and shall include a “group” as defined in Section 13(d) thereof.

(hh)       “Related Entity” shall mean any Parent or Subsidiary, and any business, corporation, partnership, limited liability company or other entity designated by the Committee in which the Company, a Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly and with respect to which the Company may offer or sell securities pursuant to the Plan in reliance upon either Rule 701 under the Securities Act of 1933, as amended or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933, as amended.

(ii)         “Restricted Stock” shall mean any Share issued with such risks of forfeiture and other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(jj)         “Restricted Stock Award” shall mean an Award granted to a Participant under Section 6(d) hereof.

(kk)       “Restricted Stock Unit” shall mean a right to receive Shares, including Restricted Stock, cash measured based upon the value of Shares, or a combination thereof, at the end of a specified deferral period.

(ll)         “Restricted Stock Unit Award” shall mean an Award of Restricted Stock Units granted to a Participant under Section 6(e) hereof.

(mm)     “Restriction Period” shall mean the period of time specified by the Committee that Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose.

(nn)       “Rule 16b-3” shall mean Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(oo)        “Shares” shall mean the common shares of the Company, and such other securities as may be substituted (or resubstituted) for Shares pursuant to Section 9(c) hereof.

(pp)       “Stock Appreciation Right” shall mean a right granted to a Participant under Section 6(c) hereof.

(qq)       “Subsidiary” shall mean any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

(rr)        “Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, Awards previously granted, or the right or obligation to make future Awards, by a company (i) acquired by the Company or any Related Entity, (ii) which becomes a Related Entity after the date hereof, or (iii) with which the Company or any Related Entity combines.

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3.           Administration.

(a)         Authority of the Committee.    The Plan shall be administered by the Committee except to the extent (and subject to the limitations imposed by Section 3(b) hereof) the Board elects to administer the Plan, in which case the Plan shall be administered by only those members of the Board who are Independent, in which case references herein to the “Committee” shall be deemed to include references to the Independent members of the Board. The Committee shall have full and final authority, subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee under the Plan or pursuant to any Award, the Committee shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person or Participant in a manner consistent with the treatment of any other Eligible Persons or Participants. Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Related Entity or any Participant or Beneficiary, or any transferee under Section 9(b) hereof or any other person claiming rights from or through any of the foregoing persons or entities.

(b)         Manner of Exercise of Committee Authority.    The Committee, and not the Board, shall exercise sole and exclusive discretion (i) on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Act, and (ii) with respect to any Award to an Independent Director. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to members of the Board, or officers or managers of the Company or any Related Entity, or committees thereof, the authority, subject to such terms and limitations as the Committee shall determine, to perform such functions, including administrative functions as the Committee may determine to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. The Committee may appoint agents to assist it in administering the Plan, including, without limitation, appointing one or more members of the Company’s management, with the power or authority otherwise granted to the Committee under this Plan with respect to a number of Shares reserved and available for delivery under the Plan, subject to the terms and limitations of such power or authority as determined by the Committee in its sole and absolute discretion. In no event, however, may an agent appointed by the Committee to assist it in administering the Plan be permitted to grant Awards to, or exercise any discretion with respect to any and all other matters relating to Awards previously granted to, such agent appointed by the Committee to assist it in administering the Plan.

(c)         Limitation of Liability.    The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or Employee, the Company’s independent auditors, Consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or Employee acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4.           Shares Subject to Plan.

(a)          Limitation on Overall Number of Shares Available for Delivery Under Plan.    Subject to adjustment as provided in Section 9(c) hereof, the aggregate number of Shares that may be issued under all Awards under the Plan shall be equal to [    ] (the “Share Pool”). In addition, the Share Pool will automatically increase on January 1st of each year during the term of the Plan, commencing on the first January 1 following the Effective Date, in an amount equal to the lesser of (i) five (5)% of the total number of Shares outstanding as of the December 31 immediately prior to such January 1 and (ii) such smaller number of Shares as is determined by the Board. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.

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(b)         Application of Limitation to Grants of Awards.    No Award may be granted if the number of Shares to be delivered in connection with such an Award exceeds the number of Shares remaining available for delivery under the Plan, minus the number of Shares that would be counted against the limit upon settlement of then outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Substitute Awards) and make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an Award.

(c)         Availability of Shares Not Delivered under Awards and Adjustments to Limits.

(i)          If any Shares subject to an Award are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares to which those Awards were subject, shall, to the extent of such forfeiture, expiration, termination, non-issuance or cash settlement, be added back to the Share Pool and again be available for delivery with respect to Awards under the Plan.

(ii)         Shares withheld from an Award to satisfy either (i) the exercise price or purchase price of such Award, or (ii) any tax withholding requirements shall not count against the maximum number of Shares remaining available for issuance pursuant to Awards granted under the Plan and, for the avoidance of doubt, shall be added back to the Share Pool.

(iii)        Substitute Awards shall not reduce the Shares authorized for delivery under the Plan or authorized for delivery to a Participant in any period; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Incentive Stock Options shall be counted against the aggregate number of Shares available for Awards of Incentive Stock Options under the Plan pursuant to Section 4(c)(v) herein. Additionally, in the event that an entity acquired by the Company or any Related Entity or with which the Company or any Related Entity combines has shares available under a pre-existing plan approved by its shareholders and not adopted in contemplation of such acquisition or combination, the shares available for delivery pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common shares of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for delivery under the Plan if and to the extent that the use of such Shares would not require approval of the Company’s shareholders under the rules of the Listing Market. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees, Directors, Consultants or other service providers to the Company or a Related Entity prior to such acquisition or combination.

(iv)        Any Share that again becomes available for delivery pursuant to this Section 4(c) shall be added back as one (1) Share.

(v)         Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 9(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be [    ] Shares. In no event shall any Incentive Stock Options be granted under the Plan after the tenth anniversary of the date on which the Board adopts the Plan.

(vi)        Notwithstanding anything in this Section 4 to the contrary, in any fiscal year of the Company during any part of which the Plan is in effect, the aggregate value of all compensation payable to a Participant who is a Director but is not also an Employee or Consultant, including cash fees and any Awards granted under this Plan (valued based on the “fair value” as of the date of grant as determined in accordance with FASB ASC Topic 718 (or any other applicable accounting guidance)), shall not exceed $750,000.

5.           Eligibility.    Awards may be granted under the Plan only to Eligible Persons.

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6.           Specific Terms of Awards.

(a)         General.    Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(e) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of the Participant’s Continuous Service and terms permitting a Participant to make elections relating to his or her Award. Except as otherwise expressly provided herein, the Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of applicable laws, no consideration other than services may be required for the grant (as opposed to the exercise) of any Award.

(b)         Options.    The Committee is authorized to grant Options to any Eligible Person on the following terms and conditions:

(i)          Exercise Price.    Other than in connection with Substitute Awards, the exercise price per Share purchasable under an Option shall be determined by the Committee, provided that such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of the Option with respect to any Participants who are United States taxpayers and shall not, in any event, be less than the par value of a Share on the date of grant of the Option. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted. Other than pursuant to Section 9(c)(i) and (ii) of this Plan, the Committee shall not be permitted to (A) lower the exercise price per Share of an Option after it is granted, (B) cancel an Option when the exercise price per Share exceeds the Fair Market Value of the underlying Shares in exchange for cash or another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Option in exchange for an Option with an exercise price that is less than the exercise price of the original Options or (D) take any other action with respect to an Option that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without approval of the Company’s shareholders.

(ii)          Time and Method of Exercise.    The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method by which notice of exercise is to be given and the form of exercise notice to be used, the time or times at which Options shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the methods by which the exercise price may be paid or deemed to be paid (including in the discretion of the Committee a cashless exercise procedure), the form of such payment, including, without limitation, cash, Shares (including without limitation the withholding of Shares otherwise deliverable pursuant to the Award), other Awards or awards granted under other plans of the Company or a Related Entity, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis provided that such deferred payments are not in violation of Section 13(k) of the Exchange Act, or any rule or regulation adopted thereunder or any other applicable law), and the methods by or forms in which Shares will be delivered or deemed to be delivered to Participants.

(iii)        Form of Settlement.    The Committee may, in its sole discretion, provide that the Shares to be issued upon exercise of an Option shall be in the form of Restricted Stock or other similar securities.

(iv)        Incentive Stock Options.    The Committee shall only grant Incentive Stock Options if (y) with respect to the initial Share Pool set forth in Section 4(a) and 4(c)(vi), within 12 months of the Effective Date, and/or (z) with respect to any increase in the Share pools set forth in Sections 4(a) and 4(c)(iv) by an amendment to this Plan, within 12 months of the effective date of any such amendment the Plan or amendment, whichever applicable, is approved by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Section 422, applicable requirements under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, and

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other laws, regulations, and obligations of the Company applicable to the Plan. Incentive Stock Options may be granted subject to shareholder approval but may not be exercised or otherwise settled in the event the shareholder approval is not obtained. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to Incentive Stock Options (including any Stock Appreciation Right issued in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any Incentive Stock Option under Section 422 of the Code, unless the Participant has first requested, or consents to, the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A)        the Option shall not be exercisable for more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant;

(B)         the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company (and any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) that become exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000 (or such other limit as required by the Code); and

(C)         if Shares acquired by exercise of an Incentive Stock Option are disposed of within two years following the date the Incentive Stock Option is granted or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Committee may reasonably require.

(c)         Stock Appreciation Rights.    The Committee may grant Stock Appreciation Rights to any Eligible Person in conjunction with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option (a “Tandem Stock Appreciation Right”), or without regard to any Option (a “Freestanding Stock Appreciation Right”), in each case upon such terms and conditions as the Committee may establish in its sole discretion, not inconsistent with the provisions of the Plan, including the following:

(i)          Right to Payment.    A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the grant price of the Stock Appreciation Right as determined by the Committee. The grant price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of a Share on the date of grant with respect to any Participants who are United States taxpayers, in the case of a Freestanding Stock Appreciation Right, or less than the associated Option exercise price, in the case of a Tandem Stock Appreciation Right. Other than pursuant to Section 9(c)(i) and (ii) of the Plan, the Committee shall not be permitted to (A) lower the grant price per Share of a Stock Appreciation Right after it is granted, (B) cancel a Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), (C) cancel an outstanding Stock Appreciation Right in exchange for a Stock Appreciation Right with a grant price that is less than the grant price of the original Stock Appreciation Right, or (D) take any other action with respect to a Stock Appreciation Right that may be treated as a repricing pursuant to the applicable rules of the Listing Market, without shareholder approval.

(ii)         Other Terms.    The Committee shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Stock Appreciation Rights shall cease to be or become exercisable following termination of Continuous Service or upon other conditions, the method of exercise, method of

Annex D-8

settlement, form of consideration payable in settlement, method by or forms in which Shares will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award, and any other terms and conditions of any Stock Appreciation Right.

(iii)        Tandem Stock Appreciation Rights.    Any Tandem Stock Appreciation Right may be granted at the same time as the related Option is granted or, for Options that are not Incentive Stock Options, at any time thereafter before exercise or expiration of such Option. Any Tandem Stock Appreciation Right related to an Option may be exercised only when the related Option would be exercisable and the Fair Market Value of the Shares subject to the related Option exceeds the exercise price at which Shares can be acquired pursuant to the Option. In addition, if a Tandem Stock Appreciation Right exists with respect to less than the full number of Shares covered by a related Option, then an exercise or termination of such Option shall not reduce the number of Shares to which the Tandem Stock Appreciation Right applies until the number of Shares then exercisable under such Option equals the number of Shares to which the Tandem Stock Appreciation Right applies. Any Option related to a Tandem Stock Appreciation Right shall no longer be exercisable to the extent the Tandem Stock Appreciation Right has been exercised, and any Tandem Stock Appreciation Right shall no longer be exercisable to the extent the related Option has been exercised.

(d)         Restricted Stock Awards.    The Committee is authorized to grant Restricted Stock Awards to any Eligible Person on the following terms and conditions:

(i)          Grant and Restrictions.    Restricted Stock Awards shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, or as otherwise provided in this Plan during the Restriction Period. The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to a Restricted Stock Award, a Participant granted Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). During the period that the Restricted Stock Award is subject to a risk of forfeiture, subject to Section 9(b) below and except as otherwise provided in the Award Agreement, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or Beneficiary.

(ii)         Forfeiture.    Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable Restriction Period, the Participant’s Restricted Stock that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited and reacquired by the Company; provided that the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to Restricted Stock Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)        Certificates for Stock.    Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv)        Dividends and Splits.    As a condition to the grant of a Restricted Stock Award, the Committee shall either (A) require that any cash dividends paid on a Share of Restricted Stock be automatically reinvested in additional Shares of Restricted Stock, or (B) require that payment be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such cash dividend is payable, in each case in a manner that does not violate the requirements of Section 409A of the Code. Unless otherwise

Annex D-9

determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Shares or other property have been distributed.

(e)         Restricted Stock Unit Award.    The Committee is authorized to grant Restricted Stock Unit Awards to any Eligible Person on the following terms and conditions:

(i)          Award and Restrictions.    Satisfaction of a Restricted Stock Unit Award shall occur upon expiration of the deferral period specified for such Restricted Stock Unit Award by the Committee (or, if permitted by the Committee, as elected by the Participant in a manner that does not violate the requirements of Section 409A of the Code). In addition, a Restricted Stock Unit Award shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine. A Restricted Stock Unit Award may be satisfied by delivery of Shares, cash equal to the Fair Market Value of the specified number of Shares covered by the Restricted Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter. Prior to satisfaction of a Restricted Stock Unit Award, a Restricted Stock Unit Award carries no voting or dividend or other rights associated with Share ownership. Prior to satisfaction of a Restricted Stock Unit Award, except as otherwise provided in an Award Agreement and as permitted under Section 409A of the Code, a Restricted Stock Unit Award may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant or any Beneficiary.

(ii)         Forfeiture.    Except as otherwise determined by the Committee, upon termination of a Participant’s Continuous Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Stock Unit Award), the Participant’s Restricted Stock Unit Award that is at that time subject to a risk of forfeiture that has not lapsed or otherwise been satisfied shall be forfeited; provided that the Committee may provide, by resolution or other action or in any Award Agreement, or may determine in any individual case, that forfeiture conditions relating to a Restricted Stock Unit Award shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of any Restricted Stock Unit Award.

(iii)        Dividend Equivalents.    As a condition to the grant of a Restricted Stock Unit and if the Award Agreement provides for Dividend Equivalents with respect to the underlying Restricted Stock Units, the Committee shall require that any cash dividends paid on a Share attributable to such Restricted Stock Unit be delayed (with or without interest at such rate, if any, as the Committee shall determine) and remain subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such cash dividend is payable, in a manner that does not violate the requirements of Section 409A of the Code. Unless otherwise determined by the Committee, Shares distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Unit with respect to which such Shares or other property have been distributed.

(f)          Bonus Stock and Awards in Lieu of Obligations.    The Committee is authorized to grant Shares to any Eligible Persons as a bonus, or to grant Shares or other Awards in lieu of obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Eligible Persons subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Shares or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g)         Dividend Equivalents.    The Committee is authorized to grant Dividend Equivalents to any Eligible Person entitling the Eligible Person to receive cash, Shares, other Awards, or other property equal in value to the dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued, or whether such Dividend Equivalents shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify; provided, that in no event shall such Dividend Equivalents be paid out to Participants prior to vesting of the corresponding Shares underlying

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the Award. Any such determination by the Committee shall be made at the grant date of the applicable Award. Notwithstanding the foregoing, Dividend Equivalents credited in connection with an Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Award with respect to which such Dividend Equivalents have been credited.

(h)          Performance Awards.    The Committee is authorized to grant Performance Awards to any Eligible Person payable in cash, Shares, or other Awards, on terms and conditions established by the Committee. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The performance criteria may consist of the following (determined for the Company, on a consolidated basis, and/or for Related Entities, or for business or geographical units of the Company and/or a Related Entity), without limitation: (1) earnings per share; (2) revenues or margins; (3) cash flow (including operating cash flow, free cash flow, discounted return on investment, and cash flow in excess of cost of capital); (4) operating margin; (5) return on net assets, investment, capital, or equity; (6) economic value added; (7) direct contribution; (8) net income; pretax earnings; earnings before all or some of the following items: interest, taxes, depreciation, amortization, stock-based compensation, ASC 718 expense, or any extraordinary or special items; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs or variable costs; (11) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (12) total stockholder return; (13) debt reduction; (14) market share; (15) entry into new markets, either geographically or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; and/or (18) the Fair Market Value of a Share. Any of the foregoing criteria may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index, the Nasdaq Composite Index, the Russell 2000 Index, or another group of companies that are deemed comparable to the Company. In determining the achievement of the performance goals, unless otherwise specified by the Committee at the time the performance goals are set, the Committee shall exclude the impact of (i) restructurings, discontinued operations, and extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) change in accounting standards required by generally accepted accounting principles; or (iii) such other exclusions or adjustments as the Committee specifies at the time the Award is granted. Except as may be provided in Section 8 or an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. The performance goals to be achieved for each Performance Period, the duration of the Performance Period and the amount of the Award to be distributed, in each case, shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis in a manner that does not violate the requirements of Section 409A of the Code.

(i)          Other Stock-Based Awards.    The Committee is authorized, subject to limitations under applicable law, to grant to any Eligible Person such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. Other Stock-Based Awards may be granted to Participants either alone or in addition to other Awards granted under the Plan, and such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, (including without limitation loans from the Company or a Related Entity provided that such loans are not in violation of Section 13(k) of the Exchange Act or any rule or regulation adopted thereunder or any other applicable law) paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards or other property, as the Committee shall determine.

7.           Certain Provisions Applicable to Awards.

(a)         Stand-Alone, Additional, Tandem, and Substitute Awards.    Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Related Entity, or any business entity to be acquired by the Company or a Related Entity, or any other right of a Participant to receive payment from the Company or any Related Entity. Such additional, tandem, and substitute or exchange

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Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. In addition, Awards may be granted in lieu of cash compensation, including in lieu of cash amounts payable under other plans of the Company or any Related Entity, in which the value of Shares subject to the Award is equivalent in value to the cash compensation (for example, Restricted Stock or Restricted Stock Units), or in which the exercise price, grant price or purchase price of the Award in the nature of a right that may be exercised is equal to the Fair Market Value of the underlying Shares minus the value of the cash compensation surrendered, provided that any such determination to grant an Award in lieu of cash compensation must be made in a manner intended to be exempt from or comply with Section 409A of the Code.

(b)         Term of Awards.    The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years (or in the case of an Incentive Stock Option such shorter term as may be required under Section 422 of the Code); provided, however, that in the event that on the last day of the term of an Option or a Stock Appreciation Right, other than an Incentive Stock Option, (i) the exercise of the Option or Stock Appreciation Right is prohibited by applicable law, or (ii) Shares may not be purchased, or sold by certain employees or directors of the Company due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of securities by the Company, the term of the Option or Stock Appreciation Right may be extended by the Committee for a period of up to thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement, provided that such extension of the term of the Option or Stock Appreciation Right would not cause the Option or Stock Appreciation Right to violate the requirements of Section 409A of the Code .

(c)         Form and Timing of Payment Under Awards; Deferrals.    Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Related Entity upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Shares, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any determination to pay in installments or on a deferred basis shall be made by the Committee at the date of grant. Any installment or deferral provided for in the preceding sentence shall, however, subject to the terms of the Plan, be subject to the Company’s compliance with the provisions of the Sarbanes-Oxley Act of 2002, as amended, the rules and regulations adopted by the Securities and Exchange Commission thereunder, all applicable rules of the Listing Market and any other applicable law, and in a manner intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. Subject to Section 7(e) of this Plan, the settlement of any Award may be accelerated, and cash paid in lieu of Shares in connection with such settlement, in the sole discretion of the Committee or upon occurrence of one or more specified events (in addition to a Change in Control). Any such settlement shall be at a value determined by the Committee in its sole discretion, which, without limitation, may in the case of an Option or Stock Appreciation Right be limited to the amount if any by which the Fair Market Value of a Share on the settlement date exceeds the exercise or grant price. Installment or deferred payments may be required by the Committee (subject to Section 7(e) of this Plan, including the consent provisions thereof in the case of any deferral of an outstanding Award not provided for in the original Award Agreement) or permitted at the election of the Participant on terms and conditions established by the Committee. The acceleration of the settlement of any Award, and the payment of any Award in installments or on an deferred basis, all shall be done in a manner that is intended to be exempt from or otherwise satisfy the requirements of Section 409A of the Code. The Committee may, without limitation, make provision for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Shares.

(d)         Exemptions from Section 16(b) Liability.    It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt from Section 16 pursuant to an applicable exemption (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

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(e)         Code Section 409A.

              (i)          The Award Agreement for any Award that the Committee reasonably determines to constitute a “nonqualified deferred compensation plan” under Section 409A of the Code (a “Section 409A Plan”), and the provisions of the Section 409A Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A of the Code, and the Committee, in its sole discretion and without the consent of any Participant, may amend any Award Agreement (and the provisions of the Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code.

              (ii)         If any Award constitutes a Section 409A Plan, then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(A)        Payments under the Section 409A Plan may be made only upon (u) the Participant’s “separation from service”, (v) the date the Participant becomes “disabled”, (w) the Participant’s death, (x) a “specified time (or pursuant to a fixed schedule)” specified in the Award Agreement at the date of the deferral of such compensation, (y) a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets” of the Company, or (z) the occurrence of an “unforeseeble emergency”;

(B)         The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(C)         Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code;

(D)        In the case of any Participant who is “specified employee”, a distribution on account of a “separation from service” may not be made before the date which is six months after the date of the Participant’s “separation from service” (or, if earlier, the date of the Participant’s death); and

(E)         Each separately identified amount to which a Participant is entitled under a Section 409A Plan shall be treated as a separate payment. In addition, to the extent permissible under Section 409A, any series of installment payments under a Section 409A Plan shall be treated as a right to a series of separate payments.

For purposes of the foregoing, the terms in quotations shall have the same meanings as those terms have for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.

(iii)        Notwithstanding the foregoing, or any provision of this Plan or any Award Agreement, the Company does not make any representation to any Participant or Beneficiary that any Awards made pursuant to this Plan are exempt from, or satisfy, the requirements of, Section 409A of the Code, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur in the event that any provision of this Plan, or any Award Agreement, or any amendment or modification thereof, or any other action taken with respect thereto, is deemed to violate any of the requirements of Section 409A of the Code.

8.           Change in Control.

(a)         Effect of “Change in Control.”    Subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, an Award may be subject to acceleration of vesting and exercisability if and only to the extent expressly provided for in any employment or other agreement between the Participant and the Company or any Related Entity, or in any Award Agreement entered into prior to the occurrence of a Change in Control (as defined below), or to the extent otherwise determined by the Committee in

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its sole discretion and without any requirement that each Participant be treated consistently. Except as otherwise provided in Section 8(a)(iv) hereof, such Awards shall be treated as follows upon the occurrence of a “Change in Control,” as defined in Section 8(b):

(i)          Any Option or Stock Appreciation Right that was not previously vested and exercisable as of the time of the Change in Control, shall become immediately vested and exercisable, subject to applicable restrictions set forth in Section 9(a) hereof.

(ii)         Any restrictions, deferral of settlement, and forfeiture conditions applicable to a Restricted Stock Award, Restricted Stock Unit Award or an Other Stock-Based Award subject only to future service requirements granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 9(a) hereof.

(iii)        With respect to any outstanding Award subject to achievement of performance goals and conditions under the Plan, the Committee may, in its discretion, consider such Awards to have been earned and payable based on actual achievement of performance goals as measured immediately prior to the consummation of the Change in Control or based upon target performance (either in full or pro-rata based on the portion of the Performance Period completed as of the Change in Control), except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 9(a).

(iv)        Except as otherwise provided in any employment or other agreement for services between the Participant and the Company or any Related Entity, and unless the Committee otherwise determines in a specific instance, each outstanding Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award shall not be accelerated as described in Sections 8(a)(i), (ii) and (iii), if either (A) the Company is the surviving entity in the Change in Control and the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award continues to be outstanding after the Change in Control on substantially the same terms and conditions as were applicable immediately prior to the Change in Control or (B) the successor company or its parent company assumes or substitutes for the applicable Award, as determined in accordance with Section 9(c)(ii) of this Plan.

(b)         Definition of “Change in Control”.    Unless otherwise specified in any employment or other agreement for services between the Participant and the Company or any Related Entity, or in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i)          The acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of (A) the then-outstanding shares of Common Stock or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute or result in a Change in Control: (w) any acquisition by the Company or any Related Entity; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction which complies with the following (1) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Voting Securities immediately prior to such transaction beneficially own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such transaction (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (the “Continuing Entity”) immediately prior to such transaction, of the Outstanding Company Voting Securities, (excluding any outstanding voting securities of the Continuing Entity that such Beneficial Owners hold immediately following the consummation of the transaction as a result of their ownership, prior to such consummation, of voting securities of any company or other entity involved in or forming part of such transaction other than the Company), and (2) no Person (excluding any employee benefit plan (or related trust) of

Annex D-14

the Company or any Continuing Entity or any entity controlled by the Continuing Entity or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Continuing Entity except to the extent that such ownership existed prior to the transaction; or

(ii)         During any period of twelve (12) consecutive months (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)        Consummation of a sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries (taken as a whole) to any Person who is not an Affiliate.

Notwithstanding anything to the contrary herein, the term “Change in Control” shall not include any sale of assets, a merger or other transaction effected exclusively for the purpose of changing the domicile of the Company. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

9.           General Provisions.

(a)         Compliance With Legal and Other Requirements.    The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Shares or payment of other benefits under any Award until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation, listing or other required action with respect to the Listing Market, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

(b)         Limits on Transferability; Beneficiaries.    No Award or other right or interest granted under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party, or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights (other than Incentive Stock Options and Stock Appreciation Rights in tandem therewith) may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon), are by gift or pursuant to a domestic relations order, and are to a “Permitted Assignee” that is a permissible transferee under the applicable rules of the Securities and Exchange Commission for registration of securities on a Form S-8 registration statement. For this purpose, a Permitted Assignee shall mean (i) the Participant’s spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) a partnership, limited liability company or corporation in which the Participant or the persons referred to in clauses (i) and (ii) are the only partners, members or shareholders, or (iv) a foundation in which any person or entity designated in clauses (i), (ii) or (iii) above control the management of assets. A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

Annex D-15

(c)         Adjustments.

(i)          Adjustments to Awards.    In the event that any extraordinary dividend or other distribution (whether in the form of cash, Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Shares and/or such other securities of the Company or any other issuer, then the Committee shall, in such manner as it may deem appropriate and equitable, substitute, exchange or adjust any or all of (A) the number and kind of Shares which may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (C) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (D) any other aspect of any Award that the Committee determines to be appropriate in order to prevent the reduction or enlargement of benefits under any Award; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 9(c) shall be conclusive and binding for all purposes.

(ii)         Adjustments in Case of Certain Transactions.    In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control (and subject to the provisions of Section 8 of this Plan relating to the vesting of Awards in the event of any Change in Control and subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code), any outstanding Awards may be dealt with in accordance with any of the following approaches, without the requirement of obtaining any consent or agreement of a Participant as such, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (A) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (B) the assumption or substitution for, as those terms are defined below, the outstanding Awards by the surviving entity or its parent or subsidiary, (C) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (D) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards, which value, in the case of Options or Stock Appreciation Rights, shall be measured by the amount, if any, by which the Fair Market Value of a Share exceeds the exercise or grant price of the Option or Stock Appreciation Right as of the effective date of the transaction, (it being understood that, in such event, any Option or Stock Appreciation Right having a per Share exercise or grant price equal to, or in excess of, the Fair Market Value of a Share subject thereto may be canceled and terminated without any payment or consideration therefor). For the purposes of this Plan, an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award shall be considered assumed or substituted for if following the applicable transaction the Award confers the right to purchase or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award immediately prior to the applicable transaction, on substantially the same vesting and other terms and conditions as were applicable to the Award immediately prior to the applicable transaction, the consideration (whether stock, cash or other securities or property) received in the applicable transaction by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the applicable transaction is not solely common stock of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Other Stock-Based Award, for each Share subject thereto, will be solely common stock of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Shares in the applicable transaction. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. The Committee shall give written notice of any proposed transaction referred to in this Section 9(c)(ii) a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Participant may condition his or her exercise of any Awards upon the consummation of the transaction.

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(iii)        Other Adjustments.    The Committee or the Board is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Awards subject to satisfaction of performance goals, or performance goals and conditions relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant.

(d)         Award Agreements.    Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee consistent with the provisions of the Plan.

(e)         Taxes.    The Company and any Related Entity are authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company or any Related Entity and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee. The amount of withholding tax paid with respect to an Award by the withholding of Shares otherwise deliverable pursuant to the Award or by delivering Shares already owned shall not exceed the maximum statutory withholding required with respect to that Award (or such other limit as the Committee shall impose, including without limitation, any limit imposed to avoid or limit any financial accounting expense relating to the Award).

(f)          Changes to the Plan and Awards.    The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of shareholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3) or the rules of the Listing Market, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under the terms of any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided that, except as otherwise permitted by the Plan or Award Agreement, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under terms of such Award.

(g)         Clawback of Benefits.

(i)          The Company may (A) cause the cancellation of any Award, (B) require reimbursement of any Award by a Participant or Beneficiary, and (C) effect any other right of recoupment of equity or other compensation provided under this Plan or otherwise in accordance with any Company policies that currently exist or that may from time to time be adopted or modified in the future by the Company and/or applicable law (each, a “Clawback Policy”). In addition, a Participant may be required to repay to the Company certain previously paid compensation, whether provided under this Plan or an Award Agreement or otherwise, in accordance with any Clawback Policy. By accepting an Award, a Participant is also agreeing to be bound by any existing or future Clawback Policy adopted by the Company, or any amendments that may from time to time

Annex D-17

be made to the Clawback Policy in the future by the Company in its discretion (including without limitation any Clawback Policy adopted or amended to comply with applicable laws or stock exchange requirements) and is further agreeing that all of the Participant’s Award Agreements may be unilaterally amended by the Company, without the Participant’s consent, to the extent that the Company in its discretion determines to be necessary or appropriate to comply with any Clawback Policy.

(ii)         If the Participant, without the consent of the Company, while employed by or providing services to the Company or any Related Entity or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Related Entity, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee’s discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made or Shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement or otherwise specified by the Committee.

(g)         Limitation on Rights Conferred Under Plan.    Neither the Plan nor any action taken hereunder or under any Award shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or a Related Entity; (ii) interfering in any way with the right of the Company or a Related Entity to terminate any Eligible Person’s or Participant’s Continuous Service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and Employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company or any Related Entity including, without limitation, any right to receive dividends or distributions, any right to vote or act by written consent, any right to attend meetings of shareholders or any right to receive any information concerning the Company’s or any Related Entity’s business, financial condition, results of operation or prospects, unless and until such time as the Participant is duly issued Shares on the stock books of the Company or any Related Entity in accordance with the terms of an Award. None of the Company, its officers or its directors shall have any fiduciary obligation to the Participant with respect to any Awards unless and until the Participant is duly issued Shares pursuant to the Award on the stock books of the Company in accordance with the terms of an Award. Neither the Company, nor any Related Entity, nor any of their respective officers, directors, representatives or agents is granting any rights under the Plan to the Participant whatsoever, oral or written, express or implied, other than those rights expressly set forth in this Plan or the Award Agreement.

(h)         Unfunded Status of Awards; Creation of Trusts.    The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Shares pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give any such Participant any rights that are greater than those of a general creditor of the Company or Related Entity that issues the Award; provided that the Committee may authorize the creation of trusts and deposit therein cash, Shares, other Awards or other property, or make other arrangements to meet the obligations of the Company or Related Entity under the Plan. Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify and in accordance with applicable law.

(i)          Nonexclusivity of the Plan.    Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(j)          Payments in the Event of Forfeitures; Fractional Shares.    Unless otherwise determined by the Committee, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

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(k)         Governing Law.    Except as otherwise provided in any Award Agreement, the validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the laws of the British Virgin Islands, in each case, without giving effect to principles of conflict of laws, and applicable federal law.

(l)          Foreign Laws.    The Committee shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(m)        Plan Effective Date; Termination of Plan.    The Plan shall become effective on the Effective Date. The Plan shall terminate at the earliest of (i) such time as no Shares remain available for issuance under the Plan, (ii) termination of this Plan by the Board, or (iii) the tenth anniversary of the Effective Date. Awards outstanding upon expiration of the Plan shall remain in effect until they have been exercised or terminated or have expired.

(n)         Construction and Interpretation.    Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender. Headings of Articles and Sections hereof are inserted for convenience and reference and constitute no part of the Plan.

(o)         Severability.    If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

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Annex E

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

THIS REGISTRATION RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”), dated as of [___], 2026, is made and entered into by and among Lancaster Exploration Limited, a company incorporated under the laws of the British Virgin Islands (“PubCo”), Crown PropTech Sponsor, LLC, a Delaware limited liability company (“Sponsor”), CIIG Management III LLC, a Delaware limited liability company (“Co-Sponsor” and, together with the Sponsor, the “Sponsors”), [___________] (f/k/a Crown PropTech Acquisitions), an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), each of the persons and entities listed on Exhibit A hereto (each, a “SPAC Holder”), and the entities listed on Exhibit B hereto (the “Company Holder[s]” and, collectively with Sponsors, SPAC Holders, and any other person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, PubCo is a party to that certain Business Combination Agreement, dated as of July 2, 2025 (the “Business Combination Agreement”), by and among PubCo, SPAC, Mkango (Cayman) Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct, wholly owned Subsidiary of PubCo (“Merger Sub”), Mkango ServiceCo UK Limited, a company organized under the laws of England and a direct, wholly owned Subsidiary of PubCo (“Mkango ServiceCo”), Mkango Polska s.p. Z.o.o., a company organized under the laws of Poland and a direct, wholly owned Subsidiary of Mkango ServiceCo, and MKA Exploration Limited, a company incorporated under the laws of the British Virgin Islands and a direct, wholly owned subsidiary of Mkango ServiceCo, pursuant to which, among other things, on or about the date hereof, (a) Merger Sub will merge with and into SPAC, with SPAC being the surviving entity and becoming a wholly-owned Subsidiary of PubCo (the “Merger”); and (b) pursuant to that certain Assignment, Assumption and Amendment Agreement (the “Assignment and Assumption Agreement”), dated on or about the date hereof, each outstanding and unexercised warrant issued by SPAC to acquire SPAC Class A Ordinary Shares shall represent the right to acquire, from and after the date hereof, PubCo Common Shares under the terms of such Assignment and Assumption Agreement (the “PubCo Warrants”);

WHEREAS, Sponsors, the SPAC Holders and SPAC are parties to that certain Registration Rights Agreement, dated as of February 8, 2021 (the “Prior Agreement”), and the Sponsors, the SPAC Holders and SPAC consent to termination of the Prior Agreement upon execution and delivery of this Agreement;

WHEREAS, each of the Sponsors is acquiring PubCo Common Shares (including the PubCo Common Shares issued or issuable upon the exercise, exchange or conversion of any other equity security issued to each of the Sponsors pursuant to the terms of the Business Combination Agreement, including the Private Placement Warrants) and Private Placement Warrants on or about the date hereof pursuant to the Business Combination Agreement;

WHEREAS, each SPAC Holder and Company Holder is acquiring PubCo Common Shares (including the PubCo Common Shares issued or issuable upon the exercise, exchange or conversion of any other equity security issued to a SPAC Holder or Company Holder pursuant to the terms of the Business Combination Agreement, including the PubCo Warrants) and/or Private Placement Warrants on or about the date hereof pursuant to the Business Combination Agreement; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, PubCo and the Holders desire to enter into this Agreement, pursuant to which PubCo will grant the Holders certain registration rights with respect to certain securities of PubCo, as set forth in this Agreement.

Annex E-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
Definitions

1.1         Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer, principal financial officer of PubCo or the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) PubCo has a bona fide business purpose for not making such information public.

“Affiliate” shall mean, with respect to any person, any other person which, directly or indirectly, Controls, is Controlled by or is under common Control with such person.

“Agreement” shall have the meaning given in the preamble to this Agreement.

“Assignment and Assumption Agreement” shall have the meaning given in the Recitals hereto.

“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of PubCo.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the United States Securities and Exchange Commission.

“Control” shall mean, in relation to any Person (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether as trustee or executor or by contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly.

“Company Holders” shall have the meaning given in the preamble to this Agreement.

“Co-Sponsor” shall have the meaning given in the preamble to this Agreement.

“Demanding Holder” shall mean any Holder or group of Holders making a written demand for the Registration of Registrable Securities pursuant to subsection 2.1.3.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Holder Indemnified Parties” shall have the meaning given in subsection 4.1.1.

“Holders” shall have the meaning given in the preamble to this Agreement.

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“Immediate Family Members” shall mean, as to a natural person, such individual’s spouse, former spouse, significant others, domestic partner, child (including by adoption), father, mother, brother or sister, and the lineal descendant (including by adoption) of any of the foregoing persons.

“Lock-Up Period” shall mean the period commencing on the date hereof and ending on the earliest of (x) the date following the date hereof on which PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all shareholders of PubCo having the right to exchange their PubCo Common Shares for cash, securities or other property, and (y) the following:

(a) with respect to 33 percent (33%) of the Lock-Up Shares held by the Sponsors and the other SPAC Holders, the date that is three (3) months from the date hereof;

(b) with respect to 33 percent (33%) of the Lock-Up Shares held by the Sponsors and the other SPAC Holders, the date that is six (6) months from the date hereof;

(c) with respect to 34 percent (34%) of the Lock-Up Shares held by the Sponsors and the other SPAC Holders, the date that is nine (9) months from the date hereof;

(d) with respect to 33 percent (33%) of the Lock-Up Shares held by the Company Holders, the date that is twelve (12) months from the date hereof;

(e) with respect to 33 percent (33%) of the Lock-Up Shares held by the Company Holders, the date that is eighteen (18) months from the date hereof; and

(f) with respect to 34 percent (33%) of the Lock-Up Shares held by the Company Holders, the date that is twenty-four (24) months from the date hereof.

“Lock-Up Shares” shall have the meaning given in subsection 3.6.1.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“Mkango ServiceCo” shall have the meaning given in the Recital hereto.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation or articles of incorporation or registration, bylaws, memorandum and/or articles of association, constitution, registers, limited liability company agreement, shareholders agreement or similar organizational documents, in each case, as amended or restated.

“Permitted Transferees” shall have the meaning given in subsection 3.6.1.

“Person” means any individual, firm, corporation, exempted company, company, partnership, exempted limited partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants” shall mean the 5,013,333 warrants originally exercisable for SPAC Class A Ordinary Shares that were purchased by the Co-Sponsor and other anchor investors of SPAC in a private placement on February 11, 2021, 250,667 of which were sold by the Co-Sponsor to the Sponsor on January 17, 2023, as assumed by PubCo pursuant to the Assignment and Assumption Agreement and which are now exercisable into PubCo Common Shares.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

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“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“PubCo” shall have the meaning given in the preamble to this Agreement.

“PubCo Common Shares” means the ordinary shares, no par value per share, of PubCo.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any PubCo Common Shares issuable upon the exercise of any such Private Placement Warrants), (b) any outstanding PubCo Common Shares or any other equity security (including PubCo Common Shares issued or issuable upon the exercise, exchange or conversion of any other equity security) of PubCo held by a Holder as of the date of this Agreement, and (c) any other equity security of PubCo issued or issuable with respect to any such PubCo Common Shares by way of a stock dividend or share split or in connection with a combination of shares, distribution, recapitalization, merger, consolidation, reorganization or other similar event; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have ceased to be outstanding; or (iii) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)            all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority) and any securities exchange on which the PubCo Common Shares are then listed;

(b)            Underwriter expenses (other than fees, commissions or discounts);

(c)            fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(d)            printing, messenger, telephone and delivery expenses;

(e)            reasonable fees and disbursements of counsel for PubCo;

(f)            reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(g)            reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Demand (including, without limitation, a Block Trade), or Holders of Registrable Securities participating in an Underwritten Offering (that is not an Underwritten Offering initiated by PubCo) to be registered for offer and sale in the applicable Underwritten Offering; provided that in no event shall PubCo be obligated to pay such fees and expenses in excess of $50,000.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

Annex E-4

“Shelf Registration” shall have the meaning given in subsection 2.1.1.

“SPAC” shall have the meaning given in the Preamble to this Agreement.

“SPAC Holder” shall have the meaning given in the preamble to this Agreement.

“Sponsor” and “Sponsors” shall have the meaning given in the preamble to this Agreement.

“Subsidiary” means, with respect to a specified person, any other person Controlled, directly or indirectly, by such specified person and, in case of a limited partnership, limited liability company or similar entity, such person is a general partner or managing member and has the power to direct the policies, management and affairs of such person, respectively.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
Registrations

2.1         Registration.

2.1.1      Shelf Registration. PubCo agrees that, within fifteen (15) business days after the consummation of the transactions contemplated by the Business Combination Agreement, PubCo will file with the Commission (at PubCo’s sole cost and expense) a Registration Statement registering the resale of all Holders’ Registrable Securities on a delayed or continuous basis (a “Shelf Registration”). PubCo shall use its reasonable best efforts to cause such Registration Statement to become effective as soon as reasonably practicable after the initial filing of the Registration Statement (but in any event not later than ten (10) calendar days after PubCo is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review and comment) and to remain effective in accordance with Section 3.1 of this Agreement.

2.1.2      Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Shelf Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Shelf Registration has been declared effective by the Commission and (b) PubCo has complied with all of its obligations under this Agreement with respect thereto. Subject to the limitations contained in this Agreement, PubCo shall effect any Shelf Registration on such appropriate registration form of the Commission (i) as shall be selected by PubCo and (ii) as shall permit the resale of the Registrable Securities by the Holders.

2.1.3      Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.3 hereof, (a) Sponsors, SPAC Holders and/or their Permitted Transferees that hold at least a majority in interest of the then-outstanding number of Registrable Securities initially held by Sponsors and SPAC Holders, on the one hand, or (b) the Company Holder[s] and/or [its] Permitted Transferees that hold at least a majority in interest of the then-outstanding number of Registrable Securities initially held by the Company Holder[s], on the other hand, may make a written demand to PubCo for an Underwritten Offering, including a Block Trade, pursuant to a Registration Statement filed with the Commission in accordance with Section 2.1.1 (an “Underwritten Demand”). PubCo shall, within ten (10) business days of PubCo’s receipt of the Underwritten Demand, notify, in writing, all other Holders of Registrable Securities of such demand, and each such Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to an Underwritten Demand (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Underwritten Offering, a “Requesting Holder”) shall so notify PubCo, in writing, within five (5) business days (two (2) business days if such offering is an overnight or bought Underwritten Offering) after the receipt by the Holder of the notice from PubCo, including the portion of the Registrable Securities held by such Holder to be included in such Underwritten Offering, or, in the case of a Block Trade, as provided in Section 2.4. Upon receipt by PubCo of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their designated

Annex E-5

portion of Registrable Securities included in the Underwritten Offering pursuant to an Underwritten Demand. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating the Underwritten Offering. Notwithstanding the foregoing, PubCo is not obligated to effect more than an aggregate of three (3) Underwritten Offerings pursuant to this subsection 2.1.3 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.3 within ninety (90) calendar days after the closing of an Underwritten Offering.

2.1.4      Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to an Underwritten Demand, in good faith, advises PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Common Shares or other equity securities that PubCo desires to sell, and PubCo Common Shares, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any), pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested to be included in such Underwritten Offering relative to the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”), that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), PubCo Common Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), PubCo Common Shares or other equity securities of other persons or entities that PubCo is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.2         Piggyback Registration.

2.2.1      Piggyback Rights. If PubCo proposes to (a) file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of PubCo (other than for the Holders), other than a Registration Statement filed in connection with (i) any employee stock option or other benefit plan, (ii) an exchange offer or offering of securities solely to PubCo’s existing stockholders, (iii) an offering of debt that is convertible into equity securities of PubCo, (iv) a dividend reinvestment plan or (v) for an exchange offer or offering of securities solely to PubCo’s existing shareholders or in connection with an acquisition of a business on Form F-4, or (b) consummate an Underwritten Offering for its own account or for the account of stockholders of PubCo (other than for the Holders in accordance with subsection 2.1.3), then PubCo shall give written notice of such proposed action to all of the Holders of Registrable Securities as soon as practicable (but in the case of filing a Registration Statement not less than twenty (20) calendar days before the anticipated filing date of such Registration Statement), which notice shall (i) describe the amount and type of securities to be included, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) business days in the case of filing a Registration Statement and five (5) business days in the case of an Underwritten Offering (unless such offering is an overnight or bought Underwritten Offering, then two (2) business days), in each case, after receipt of such written notice (or, in the case of a Block Trade, within two (2) business days) (such Registration a “Piggyback Registration”). PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into

Annex E-6

an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by PubCo (including with respect to the customary indemnification and contribution obligations of the Holders selling Registrable Securities).

2.2.2      Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PubCo Common Shares that PubCo desires to sell, taken together with (a) PubCo Common Shares, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which inclusion has been requested pursuant to Section 2.2 hereof, and (c) PubCo Common Shares, if any, as to which inclusion has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of PubCo, exceeds the Maximum Number of Securities, then:

(a)         If the Underwritten Offering is undertaken for PubCo’s account, PubCo shall include in any such Underwritten Offering (i) first, the PubCo Common Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Common Shares, if any, as to which inclusion has been requested pursuant to written contractual piggy-back registration rights of other stockholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; and

(b)         If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Underwritten Offering (i) first, PubCo Common Shares or other equity securities, if any, Pro Rata, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to include their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), PubCo Common Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), PubCo Common Shares or other equity securities for the account of other persons or entities that PubCo is obligated to include pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3      Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the launch of the Underwritten Offering with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon an Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4      Unlimited Piggyback Registration Rights. For purposes of clarity, any Underwritten Offering effected pursuant to Section 2.2 hereof shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 hereof.

2.3         Restrictions on Registration Rights. If (a) the Holders of Registrable Securities have requested an Underwritten Offering pursuant to an Underwritten Demand and PubCo and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offering; or (b) in the good faith judgment of the Board a

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Registration or Underwritten Offering would be seriously detrimental to PubCo and the Board concludes as a result that it is essential to defer the filing of the applicable Registration Statement or the undertaking of such Underwritten Offering at such time, then in each case PubCo shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to PubCo for such Registration Statement to be filed or to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the filing of such Registration Statement or undertaking of such Underwritten Offering. In such event, PubCo shall have the right to defer such filing or offering for a period of not more than thirty (30) days; provided, however, that PubCo shall not defer its obligation in this manner more than once in any twelve (12)-month period.

2.4         Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.3 and 3.4, if the Holders desire to effect a Block Trade, then, notwithstanding any other time periods in this Article II, the Holders shall provide written notice to PubCo at least five (5) business days prior to the date such Block Trade will commence, and PubCo shall use its reasonable best efforts to facilitate such Block Trade as promptly as possible. The Holders shall use reasonable best efforts to work with PubCo and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a Block Trade, and after consultation with PubCo, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and the share price of such offering.

2.5         Waiver. Notwithstanding anything in this Agreement to the contrary, any Holder may notify PubCo of its election to waive any and all rights (i) to receive notice of an Underwritten Demand or Piggyback Registration as provided for in this Article II or (ii) to participate in any such Underwritten Offering or Piggyback Registration. As long as any such waiver remains outstanding and has not been rescinded in writing, PubCo agrees not to notify any such Holder of any Underwritten Demand or Piggyback Registration or provide any such Holder with any information relating thereto.

Article III
PUBCO Procedures

3.1         General Procedures. In connection with any Registration contemplated herein, PubCo shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto, PubCo shall, as promptly as possible:

3.1.1      prepare and file with the Commission within the timeframe required by Section 2.1.1 a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective within the timeframe required by Section 2.1.1 and remain effective, including filing a replacement Registration Statement, if necessary, until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (the “Effectiveness Period”);

3.1.2      prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders of Registrable Securities or any Underwriter(s) of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder, to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3      prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

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3.1.4      prior to any Underwritten Offering of Registrable Securities, use its best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo, and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5      cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6      provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7      advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that PubCo amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8      during the Effectiveness Period, at least five (5) business days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel; provided, that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.9      notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for PubCo it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof;

3.1.10    permit a representative of the Holders of Registrable Securities (such representative to be selected by a majority of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information; and provided further, PubCo may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments PubCo shall include unless contrary to applicable law;

3.1.11    obtain a “cold comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter or its counsel may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

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3.1.12    on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letters, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Holders of such Registrable Securities, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letters are being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders, it being understood that no negative assurance letter shall be provided by Cayman Islands counsel to PubCo;

3.1.13    in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14    otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15    make available for inspection, upon written request, by (i) the Holders whose Registrable Securities are included in such Registration Statement, (ii) any Underwriter participating in any disposition pursuant to such Registration Statement, and (iii) any attorney, accountant or other professional retained by any Holder whose Registrable Securities are included in such Registration Statement or by any Underwriter, all financial and other records, pertinent corporate documents and properties of PubCo, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause PubCo’s officers and directors to supply all material information reasonably requested by any of them in connection with such Registration Statement;

3.1.16    use its reasonable best efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by, the Holders of Registrable Securities in connection with such Registration.

3.2         Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3         Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering initiated by PubCo hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by PubCo and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. PubCo will use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder to make any representations or warranties to or agreements with PubCo or the Underwriters other than representations, warranties or agreements regarding such Holder and such Holder’s intended method of distribution and any other representation required by law, and if, despite the PubCo’s commercially reasonable efforts, an Underwriter requires any Holder to make additional representation or warranties to or agreements with such Underwriter, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claims against PubCo as a result of such election). Any liability of such Holder to any Underwriter or other person under such underwriting agreement shall be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such Underwritten Offering.

3.4         Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for PubCo it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus

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correcting the Misstatement or including the information counsel for PubCo believes to be necessary to comply with law (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until he, she or it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, PubCo may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) calendar days, determined in good faith by PubCo to be necessary for such purpose; provided, however, that PubCo shall not have the right to exercise the rights set forth in this Section 3.4 for more than 90 consecutive calendar days or more than 120 calendar days, in any such case, in any 12-month period. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5         Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. PubCo further covenants that it shall take such further action as any Holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder of Registrable Securities, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6         Transfer Restrictions.

3.6.1      Subject to the exceptions set forth herein, each Holder, severally and not jointly, covenants and agrees not to, during the Lock-Up Period, without the prior written consent of the board of directors of PubCo, (i) directly or indirectly, tender, transfer, grant, assign, offer, sell, contract to sell, hypothecate, pledge, make any short sale or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (each a “Transfer”), or make a public announcement of any intention to effect any Transfer in, any Registrable Securities acquired by such Holder in connection with the transactions contemplated by the Business Combination Agreement (collectively, the “Lock-up Shares”); (ii) enter into any transactions that would have the same effect as the foregoing clause (i); or (iii) enter into any contracts, option, swap, hedge or other arrangement with respect to the Transfers of, in whole or in part, the economic consequences of ownership of any Lock-Up Shares, whether any of these transactions are to be settled by delivery of any such Lock-Up Shares, in cash or otherwise; provided, however, that the foregoing shall not apply to:

(a)         20% of the Registrable Securities acquired by a Holder in connection with the transactions contemplated by the Business Combination Agreement; provided that, in the sole discretion of PubCo and if necessary to satisfy Nasdaq initial listing requirements for PubCo, such percentage of Registrable Securities held by Sponsors may be increased to 25% and such percentage of Registrable Securities held by Holders other than Sponsors may be increased to such percentage as required by Nasdaq to satisfy the initial listing requirements for PubCo;

(b)         Transfers to a partnership, limited liability company, corporation or other entity of which such Holder or its Immediate Family Members is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(c)         Transfers (i) by gift to any of such Holder’s Immediate Family Members; (ii) to a family trust, established for the exclusive benefit of such Holder or any of such Holder’s equity holders or any of their respective Immediate Family Members; (iii) by virtue of laws of descent and distribution, upon death of such Holder; or (iv) pursuant to a qualified domestic relations order;

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(d)         if such Holder is not a natural person, Transfers (i) to another person that is an Affiliate of the Holder, or to any investment fund or other entity Controlling, Controlled by, managing or managed by or under common Control with the Holder or its Affiliates or who shares a common investment advisor with the Holder; or (ii) as part of a distribution to members, partners or shareholders of the Holder via dividend or share repurchase;

(e)         if such Holder is not a natural person, Transfers by virtue of the laws of the place of the Holder’s incorporation or establishment and the Holder’s Organizational Documents upon dissolution of the Holder;

(f)          Transfers to a charitable or a charitable foundation controlled by the Holder, its equity holders or any of their respective Immediate Family Members;

(g)         the exercise of any options or warrants to purchase PubCo Common Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);

(h)         Transfers of PubCo Common Shares by the Holder to its affiliates, to any investment fund or other entity controlled or managed by the Holder, or to any investment manager or investment advisor of the Holder or an affiliate of any such investment manager or investment advisor or to any investment fund or other entity controlled or managed by such persons;

(i)          Transfers of PubCo Common Shares or other securities convertible into or exercisable or exchangeable for PubCo Common Shares, in each case acquired in open market transactions after the closing of the Merger; and

(j)          Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Common Shares for cash, securities or other property;

the transferee of each of the foregoing clauses (a) through (i) being a “Permitted Transferee”; provided further, however, that in the case of clauses (a) through (g), these Permitted Transferees shall enter into a written agreement, in substantially the form of this Section 3.6, agreeing to be bound by the restrictions on Transfer of Lock-Up Shares prior to such Transfer.

3.6.2      PubCo shall not amend or waive the lock-up restrictions agreed with any of the Holders hereunder or otherwise release any Holder from such lock-up restrictions as provided in this Agreement, unless PubCo extends such amendment, waiver and/or release to all other Holders which are party hereto. PubCo shall provide at least ten (10) business days’ advance written notice to all Holders which are party hereto of any such amendment or waiver.

3.6.3      Each Holder hereby represents and warrants that it now has and, except as contemplated by Section 3.6, for the duration of the Lock-Up Period will have good and marketable title to its Lock-Up Shares, free and clear of all liens, encumbrances, and claims that could impact the ability of such Holder to comply with the restrictions set forth in this Section 3.6. Each Holder agrees and consents to the entry of stop transfer instructions with PubCo’s transfer agent and registrar against the transfer of any Lock-Up Shares during the Lock-Up Period.

Article IV
Indemnification and Contribution

4.1         Indemnification.

4.1.1      PubCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) (the “Holder Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except insofar as the

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same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall promptly reimburse the Holder Indemnified Parties for any legal and any other expenses reasonably incurred by such Holder Indemnified Party in connection with investigating and defending any such losses, judgments, claims, actions, damages, liabilities or expenses. PubCo shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2      In connection with any Registration Statement for a Registration in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall, severally and not jointly, indemnify PubCo, its directors and officers and agents, and each other Holder and its respective partners, directors, officers, employees and agents, and each person who controls PubCo or any other Holder (within the meaning of the Securities Act or Exchange Act, as applicable) against any losses, claims, actions, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their partners, officers, directors, employees and agents, and each person who controls such Underwriters (within the meaning of the Securities Act or Exchange Act, as applicable) to the same extent as provided in the foregoing with respect to indemnification of PubCo.

4.1.3      Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or in addition to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4      The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any partner, officer, director, employee, agent, or controlling person of such indemnified party, as applicable, and shall survive the transfer of securities. PubCo and each Holder of Registrable Securities participating in an offering also hereby agree to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event PubCo’s or such Holder’s indemnification is unavailable for any reason.

4.1.5      If the indemnification provided under Section 4.1 hereof from the indemnifying party is determined by a court of competent jurisdiction to be unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in

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such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability (after payment of any underwriting fees, discounts, commissions, or taxes). The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Article V
Miscellaneous

5.1         Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or email, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to PubCo, to: [___] and, if to any Holder, to the address of such Holder as it appears in the applicable register for Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2         Assignment; No Third Party Beneficiaries.

5.2.1      This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2      Prior to the expiration of the Lock-Up Period for a Holder, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee in accordance with subsection 3.6.1.

5.2.3      This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

5.2.4      This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5      No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

Annex E-14

5.3         Counterparts. This Agreement may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by portable document format (pdf) transmission) in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4         Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THE AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN THE BOROUGH OF MANHATTAN, CITY OF NEW YORK IN THE STATE OF NEW YORK. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5         Amendments and Modifications. Upon the written consent of PubCo and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6         Legend Removal. If a Holder holds Registrable Securities that are eligible to be sold without restriction under Rule 144 under the Securities Act (other than the restriction set forth under Rule 144(i)) or pursuant to an effective Registration Statement, then, at such Holder’s request, accompanied by such additional representations and other documents as PubCo shall reasonably request, PubCo shall cause PubCo’s transfer agent to remove any restrictive legend set forth on the Registrable Securities held by such Holder in connection with any sale of such Registrable Securities pursuant to Rule 144 or the effective Registration Statement, as applicable (including, if required by PubCo’s transfer agent, by delivering to PubCo’s transfer agent a direction letter and opinion of counsel). Promptly following the expiration of the Lock-Up Period, PubCo shall cause its transfer agent to remove the restrictive legend limiting the transfer of such Lock-Up Shares pursuant to Section 3.6 hereof.

5.7         Remedies Cumulative. In the event that PubCo fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.8         Other Registration Rights. PubCo represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. Further, PubCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. From and after

Annex E-15

the date of this Agreement, PubCo shall not, without the approval of the Holders of a majority-in-interest of the Registrable Securities, enter into any agreement with any holder or prospective holder of any Registrable Securities that would grant such holder or prospective holder any registration rights more favorable in any material respect than those rights granted pursuant to this Agreement.

5.9         Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) the date as of which the Holders cease to hold any Registrable Securities. The provisions of Section 3.5, Article IV and Article V shall survive any termination in accordance with their terms.

5.10       Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

[SIGNATURE PAGES FOLLOW]

Annex E-16

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PUBCO:
[___]
By:
Name:
Title:

Annex E-17

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPONSOR:
Crown PropTech Sponsor, LLC
By:
Name:
Title:

Annex E-18

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

CO-SPONSOR:
CIIG Management III LLC
By:
Name:
Title:

Annex E-19

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPAC:
[_______________] (f/k/a Crown PropTech Acquisitions)
By:
Name:
Title:

Annex E-20

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDER:
[_____________]
By:
Name:
Title:

Annex E-21

EXHIBIT A

SPAC HOLDERS

•        [___]

•        [___]

•        [___]

Annex E-22

EXHIBIT B

COMPANY HOLDER[S]

•        Mkango Resources Ltd.

•        [___]

Annex E-23

Part II
Information not required in Prospectus

Item 20. Indemnification of Directors and Officers

The Company Organizational Documents provide that, subject to certain limitations, the Company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Company’s memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1#

Business Combination Agreement, dated as of July 2, 2025, by and among Crown PropTech Acquisitions, the Company, Mkango (Cayman) Limited, Mkango Polska sp. z o.o., MKA BVI, and Mkango ServiceCo UK Limited (included as Annex A-1 to the proxy statement/prospectus).

2.2#

Amendment No. 1 to Business Combination Agreement, dated as of February 13, 2026, by and among Crown PropTech Acquisitions, the Company, Mkango (Cayman) Limited and Mkango Polska sp. z.o.o. (included as Annex A-2 to the proxy statement/prospectus).

3.1	Memorandum and Articles of Association of the Company, dated August 3, 2007.
3.2	Certificate of Change of Name, dated November 26, 2025.
3.3

Form of Amended and Restated Memorandum and Articles of Association of the Company to be in effect upon the consummation of the Business Combination (included as Annex C to the proxy statement/prospectus).

3.4	Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to CPTK’s Form 8-K, File No. 001-40017, filed with the SEC on May 9, 2025).
4.1

Warrant Agreement, dated February 8, 2021, by and between CPTK and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to CPTK’s Form 8-K, File No. 001-40017, filed with the SEC on February 11, 2021).

4.2

Private Placement Warrants Purchase Agreement, dated February 8, 2021, by and between CPTK and Crown PropTech Sponsor, LLC (incorporated by reference to Exhibit 10.4 to CPTK’s Form 8-K, File No. 001-40017, filed with the SEC on February 11, 2021).

4.3	Form of Warrant Assumption Agreement by and among CPTK, the Company, and Continental Stock Transfer & Trust Company.
4.4	Specimen Warrant Certificate of the Company.
4.5*	Specimen Ordinary Share Certificate of the Company.
5.1*	Legal Opinion of Conyers Dill & Pearman.
5.2*	Legal Opinion of Greenberg Traurig, LLP.
8.1*	Tax Opinion of Orrick, Herrington & Sutcliffe LLP.
8.2*	Tax Opinion of Greenberg Traurig, LLP.

Exhibit Number	Description
10.1

Shareholder Support Agreement, dated as of July 2, 2025, by and among CPTK, Mkango Resources Ltd., the Company, Mkango Polska sp. z o.o., Mkango ServiceCo UK Limited, and MKA Exploration Ltd. (incorporated by reference to Exhibit 10.1 to CPTK’s Form 8-K, File No. 001-40017, filed with the SEC on July 3, 2025).

10.2

Sponsor Support Agreement, dated as of July 2, 2025, by and among CPTK, Sponsor, the Company, Mkango Polska sp. z o.o., Mkango ServiceCo UK Limited, and MKA Exploration Ltd. and the other shareholders of CPTK listed therein (incorporated by reference to Exhibit 10.2 to CPTK’s Form 8-K, File No. 001-40017, filed with the SEC on July 3, 2025).

10.3	Form of Registration Rights and Lock-up Agreement, by and between the Company, the Initial Shareholders, and the Company Shareholders (included as Annex E to the proxy statement/prospectus).
10.4	Project Development Funding Agreement, dated as of September 29, 2025, between the Company and United States International Development Finance Corporation.
10.5+	Form of Mkango Rare Earths Limited 2025 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus).
10.6	Note Purchase Agreement, dated June 2, 2025, by and between the Company, the Sponsor and an affiliate of the Co-Sponsor.
10.7	June 2025 Letter Agreement, dated June 2, 2025, between Sponsor, Michael Minnick, MLM Investment Holdings LLC, and the BCA Note Investor.
21.1	List of Subsidiaries of the Company.
23.1*	Consent of CBIZ CPAs P.C.
23.2*	Consent of PKF Littlejohn LLP.
23.3*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
23.4*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 8.1).
23.5*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.2).
23.6*	Consent of Greenberg Traurig, LLP (included in Exhibit 8.2).
23.7*	Consent of SENET, a DRA Global Group Company, Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
23.8*	Consent of Swinden Geoscience Consultants Ltd, Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
23.9*	Consent of The MSA Group (Pty) Ltd., Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
23.10*	Consent of Bara Consulting (Pty) Ltd., Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
23.11*	Consent of Digby Wells Environmental, Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
23.12*	Consent of Epoch Resources (Pty) Ltd., Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
23.13*	Consent of Dahrouge Geological Consultants USA LTD., Qualified Person for the Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi.
96.1	Regulation S-K 1300 Technical Report Summary on the Songwe Hill Rare Earth Element Project in Malawi, effective as of June 30, 2025.
99.1*	Form of Proxy Card for CPTK’s Shareholders’ Meeting.
99.2*	Consent of [ ] to be named as Director nominee.
99.3	Company Management’s Representation for the Waiver of the Requirements of Form 20-F, Item 8.A.4.
107*	Filing Fee Table.

____________

*        To be filed.

#        Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K but will be furnished supplementally to the SEC upon request.

+        Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings

(A)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(B)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(C)    The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [_____] on [_____], 2026.

MKANGO RARE EARTHS LIMITED
By:
Name:
Title:	Chief Executive Officer

Power of Attorney

Each of the undersigned individuals hereby severally constitutes and appoints [_____] as the attorney-in-fact for the undersigned, in any and all capacities, with full power of substitution and re-substitution, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 413 or 462 under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Chief Executive Officer and Director	[_____], 2026
[_____]	(Principal Executive Officer)
	Chief Financial Officer and Director	[_____], 2026
[_____]	(Principal Financial and Accounting Officer)
	[_____]	[_____], 2026
[_____]

SIGNATURE OF Authorized U.S. Representative OF REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the registrant, has signed this registration statement on [_____], 2026.

Cogency Global Inc.
Authorized U.S. Representative
By:
Name:
Title: